Form 20-F
period 2005-12-31
Suntech Power Holdings Co., Ltd.
filed 2006-04-27
CIK 1342803

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act
American Depositary Shares, each representing one ordinary share, par value $0.01 per share,
New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act
Name of each exchange and Title of each class on which registered:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 147,487,707
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     ☐ Yes           ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     ☐ Yes           ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     ☑ Yes           ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer
     Indicate by check mark which financial statement item the registrant has elected to follow:
     ☐ Item 17 ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
     ☐ Yes          ☑ No

INTRODUCTION
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholder and Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

INTRODUCTION
Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A preferred shares” are to our Series A preferred shares par value $0.01 per share;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly-owned subsidiary in the British Virgin Islands;

•	“Suntech China” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly-owned subsidiary in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005.
     All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollar has been made at the noon buying rate in effect on December 30, 2005, which was RMB8.0702 to $1.00. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 25, 2006, the noon buying rate was RMB8.0100 to $1.00.
     We and certain selling shareholders of our company completed the initial public offering of 30,337,000 ADSs, each representing one ordinary share on December 19, 2005. On December 14, 2005, we listed our ADSs on the New York Stock Exchange under the symbol “STP.”
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following selected consolidated statement of operations data for the three years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of

December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on our consolidated financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheets as of December 31, 2002 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Although we were incorporated in January 2001, we only commenced our business operation in May 2002. In 2001, we incurred general and administrative expenses of $438,429 and generated other income of $33,830. As a result, our net loss for the year amounted to $404,599. Our financial data for the year ended December 31, 2001 are not meaningful, and thus have not been included in this section or elsewhere in this annual report on Form 20-F. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2002	2003	2004	2005
Consolidated Statement of Operations Data (in thousands, except share, per share and per ADS data)

Net revenues
PV cells	$174	$9,741	$7,331	$54,653
PV modules	2,851	4,104	77,898	170,129
PV system integrations	—	43	58	1,218

Total net revenues	3,025	13,888	85,287	226,000
Cost of revenues
PV cells	139	7,695	5,269	35,440
PV modules	2,729	3,467	54,862	121,184
PV system integrations	—	33	43	814

Total cost of revenues	2,868	11,195	60,174	157,438
Gross profit	157	2,693	25,113	68,562
Operating expenses
Selling expenses	157	559	1,750	3,667
General and administrative expenses	980	1,234	2,889	18,874
Research and development expenses	62	148	465	3,358

Total operating expenses	1,199	1,941	5,104	25,899
(Loss) income from operations	(1,042)	752	20,009	42,663
Interest expenses, net(1)	(84)	(221)	(979)	(7,611)
Other income (expenses)	168	93	167	(758)
Tax benefit (expenses)	61	301	611	(3,753)

Net (loss) income after taxes before minority interest	(897)	925	19,808	30,541
Minority interest	—	—	—	34
Equity in (loss) earnings of affiliates	—	—	(51)	121

Net (loss) income	$(897)	$925	$19,757	$30,628
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	2,406

Net (loss) income attributable to holders of ordinary shares	(897)	925	19,757	28,222

Net (loss) income per share and ADS
— Basic	$(0.01)	$0.01	$0.22	$0.31
— Diluted	$(0.01)	$0.01	$0.22	$0.26
Shares used in computation
— Basic	90,000,000	90,000,000	90,000,000	92,047,507
— Diluted	90,000,000	90,000,000	90,000,000	116,825,138

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2002	2003	2004	2005
Other Consolidated Financial Data (in percentages)
Gross margin	5.2%	19.4%	29.5%	30.3%
Operating margin	(34.4)	5.4	23.5	18.9
Net margin	(29.7%)	6.7%	23.2%	13.5%

Selected Operating Data
Products sold (in MW)
PV cells	0.1	4.9	3.6	17.9
PV modules	0.8	1.5	25.9	49.8

Total	0.9	6.4	29.5	67.7

Average selling price (in $ per watt)
PV cells	$1.78	$1.99	$2.02	$3.05
PV modules	$3.48	$2.77	$3.01	$3.42

	As of December 31,
	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$287	$1,559	$19,122	$359,324
Inventories	1,209	3,347	17,472	40,428
Accounts receivable	1,656	2,488	5,253	1,659
Property, plant and equipment, net	5,367	6,912	13,211	39,717
Total assets	10,251	17,031	68,468	481,664
Short-term borrowings	3,624	7,206	34,442	52,193
Total current liabilities	4,389	10,203	40,225	71,976
Long-term borrowings	—	—	—	3,717
Accrued warranty costs	29	68	848	2,619
Total shareholders’ equity (deficit)	5,833	6,759	27,396	401,923
Total liabilities and shareholders’ equity	$10,251	$17,031	$68,468	$481,664

Exchange Rate Information
     This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 30, 2005, which was RMB8.0702 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates may have a material adverse effect on your investment” and “—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 25, 2006, the noon buying rate was RMB8.0100 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2001	8.2766	8.2770	8.2786	8.2676
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
October	8.0845	8.0895	8.0924	8.0840
November	8.0804	8.0840	8.0877	8.0796
December	8.0702	8.0755	8.0808	8.0702
2006
January	8.0608	8.0654	8.0702	8.0596
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April (through April 25)	8.0100	8.0137	8.0248	8.0040

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks Related to Our Company and Our Industry
     Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
     We have a limited operating history. We completed our first PV cell manufacturing line in August 2002 and began commercial shipment of PV cells in September 2002. With the rapid growth of the PV industry, we have experienced a high growth rate since 2002. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.
     We have incurred losses in prior periods and may incur losses in the future.
     We incurred a net loss of $0.9 million in 2002, and we may incur losses in the future. We expect our operating expenses to increase as we expand our operations. Our ability to maintain profitability depends on the growth rate of the PV market, the continued market acceptance of PV products, the competitiveness of our products and services as well as our ability to provide new products and services to meet the demands of our customers. Even though we have been profitable in recent periods, we may not be able to sustain or increase profitability in the future.
     Failure to obtain sufficient quantities of silicon and silicon wafers could decrease our revenues and limit our ability to expand as planned.
     Silicon wafers are the most important raw materials for making PV products. To maintain competitive manufacturing operations, we depend on our suppliers’ timely delivery of quality silicon wafers in sufficient quantities and at acceptable prices. Our silicon wafer suppliers, in turn, depend on silicon manufacturers to supply silicon required for the production of silicon wafers. The significant growth of the PV industry has resulted in a significant increase in demand for silicon and silicon wafers, and we have, from time to time, experienced late delivery and supply shortages. In particular, some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the PV industry. As a result, increases in the demand for silicon from the semiconductor industry may in the future result in late deliveries or supply shortages with respect to the specialized silicon that our silicon wafer suppliers need as raw materials. This could result in our reduced manufacturing output, delayed or missed shipments, damaged customer relationships and decreased revenues. In the past, we have addressed shortages of silicon wafer supplies by entering into original equipment manufacturer, or OEM, manufacturing arrangements, under which we obtain silicon wafer supplies from certain of our customers and are obligated to sell a substantial portion of the PV modules manufactured with these wafers to such customers. However, we cannot assure you that such OEM manufacturing arrangements will be available to us in the future. We have also attempted to ease our supply shortages through prepaying for raw materials and establishing strategic relationships with certain suppliers, but we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantity and at acceptable prices. We acquire silicon wafers from our suppliers mostly through short-term supply arrangements. This subjects us to the risks that our suppliers may stop supplying silicon wafers to us for any reason, including the financial viability of such suppliers. If this occurs, our ability to manufacture our PV products may be limited, which would cause our revenues to decline.
     We may not be able to manage our expansion of operations effectively.
     We commenced business operations in May 2002 and have grown rapidly. We anticipate significant continued expansion of our business to address growth in demand for our PV products and services, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
     The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause a reduction in demand for our products and lead to decreases in our revenues.
     We believe that the growth of many of our target markets, including our largest market, Germany, which accounted for 45.0% of our total net revenues in 2005, as well as Spain and the United States, depends in part on the availability and amounts of government subsidies and economic incentives. At present, the cost of solar energy substantially exceeds the retail price of electricity in most markets in the world. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Spain and the United States, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of PV products. Reduction or elimination of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Electricity utility companies that have significant political lobbying powers may push for a change in the relevant legislation in their markets. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

     If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.
     The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:
•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of PV products, which tend to decrease when economy slows down; and

•	deregulation of the electric power industry and broader energy industry.
     We face intense competition from other companies producing solar energy and other renewable energy products.
     The PV market is intensely competitive and rapidly evolving. According to Photon International’s survey in March 2006, as of the end of 2005, 94 companies in the world produced PV cells and 153 companies produced PV modules. Many of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as BP, Sanyo Group and Sharp Corporation, specialized cell and module manufacturers such as Q-Cells, as well as integrated manufacturers of PV products such as SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, a few of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
     Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and reduce our sales and market share.
     The PV industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the PV industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and result in a decline in our market share.
     Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and output. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties.
     Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:
•	the need to raise significant additional funds to purchase and prepay for raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
     If we are unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity and output we will be able to generate sufficient customer demand for our PV products to support our increased production levels.
     Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.
     We plan to secure our supply of silicon and silicon wafers increasingly through fixed-price, prepaid supply arrangements with both overseas and domestic suppliers. In 2005, we entered into long-term supply contracts with three of our suppliers, under which the suppliers agreed to provide us with specified quantities of silicon wafers at agreed prices, and several short-term fixed-price, prepaid arrangements with our suppliers. If the prices of silicon or silicon wafers were to decrease in the future and we were locked into fixed price, prepaid arrangements, we may not be able to adjust our materials costs and thus, our cost of revenues will be negatively affected. Additionally, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our business, results of operations and financial condition may be materially and adversely affected. Moreover, since some of our supply contracts may require pre-payment of a substantial portion of the contract price, we may not be able to recover such pre-payments and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts.
     Our dependence on a limited number of third-party suppliers for key raw materials and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.
     We purchase raw materials from a limited number of third-party suppliers. Our major suppliers include Deutsche Solar AG, a wholly-owned subsidiary of SolarWorld AG, Hebei Jinglong Industry and Commerce Group Go., Ltd., Jiangsu Huantai Group, Jiangyin Hairun Science & Technology Co., Ltd., Podolsky Chemical & Metallurgical Plant and Swiss Wafers AG. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share. The failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms. In addition, certain of our manufacturing equipment has been designed and made specifically for us. As a result, such equipment is not readily available from multiple vendors and would be difficult to repair or replace. Any significant damage to, or break down of, our customized manufacturing equipment could cause material interruptions to our operations and consequentially, could have a material adverse effect on our business and results of operations.
     Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.
     We currently sell a substantial portion of our PV products to a limited number of customers, including distributors, engineering design firms, system integrators, other value-added resellers, as well as integrated manufacturers of PV products. In 2005, we had one customer accounting for 10% or more of our total net sales, and such customer accounted for approximately 32.1% of our total net revenues. We have entered into a distribution agreement by which we granted our largest customer in 2005 the exclusive right to distribute our products in Germany for 2005. Sales to our other customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of products competitive with ours;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.
     We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
     In 2005, we sold 75.0% of our products to customers outside of China. The marketing, international distribution and sale of our PV products expose us to a number of risks, including:
•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
     Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.
     Our PV modules are typically sold with a two-year unlimited warranty for technical defects, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold PV modules since September 2002, and accordingly none of our PV modules has been in use for more than three years. As of December 31, 2005, our accrued warranty costs amounted to $2.6 million. Because our products have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.
     Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration and revenue growth.
     As part of our plan to secure silicon wafers and to expand our manufacturing capacity, we have established a 87.0%-owned subsidiary for the manufacture of PV cells and modules in Luoyang, China. We have also, through Suntech China, acquired a 51.0% equity interest in one of our customers, a renewable energy company in China. We intend to continue to make strategic acquisitions and investments and to establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
     Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-

performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.
     Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.
     Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our chief executive officer and the chairman of our board of directors, and Mr. Graham Artes, our chief operating officer. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
     If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.
     Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technical officer and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.
     Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
     We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as expend our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.
     Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.
     We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
     Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.
     Although we sell a substantial portion of our products outside of China, we currently only hold patents issued in China. Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.
     As of April 25, 2006, we had a total of seven issued patents and 16 pending patent applications in China. We do not have, and have not applied for, any patent for our proprietary technologies outside China although we have sold, and expect to continue to sell, a substantial portion of our products outside China. Since the protection afforded by our patents is effective only in China, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

     The lack or inaccessibility of financing for off-grid solar energy applications could cause our sales to decline.
     Our products are used for off-grid solar energy applications in developed and developing countries. In some developing countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If existing financing programs for off-grid solar energy applications are eliminated or if financing is inaccessible, the growth of the market for off-grid solar energy applications may be materially and adversely affected, which could cause our sales to decline. In addition, a rise in interest rates could render existing financings more expensive and be an obstacle for potential financings that would otherwise spur the growth of the PV industry.
     Changes to existing regulations over the utility sector and the PV industry may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our products.
     The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including PV products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our PV products and make our PV products less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.
     We anticipate that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.
     Fluctuations in exchange rates could adversely affect our business.
     A substantial portion of our sales is currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

     We generated net foreign currency gains of $3,961 and $24,678 in 2003 and 2004, respectively, but recorded net foreign currency loss of $883,541 in 2005. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We plan to reduce the effect of such exposure through hedging arrangements, such as entering into forward exchange contracts and foreign currency option contracts, but we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
     Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering in December 2005, any appreciation of the Renminbi against the U.S. dollar could result in a change to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
     Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
     As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.
     We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
     As with other PV product manufacturers, we are exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury. Since our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in September 2002 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
     Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 44.75% of our outstanding share capital as of April 25, 2006. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
     If we grant employee share options and other share-based compensation in the future, our net income could be adversely affected.
     On September 5, 2005, we adopted our 2005 equity incentive plan, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. We assumed options to purchase 4,699,383 ordinary shares granted by Suntech BVI and granted additional options to purchase 6,110,000 of our ordinary shares to certain of our directors, employees and consultants. For the balance of 2005, we will account for options granted to our directors and employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and its related interpretations, which require us to recognize compensation expenses for share options we grant where the exercise price is less than the deemed fair value of our ordinary shares on the date of the grant. However, the Financial Accounting Standards Board, or the FASB, has issued Statement No. 123 (Revised 2004), “Share-Based Payments,” or SFAS 123R, which requires all companies to recognize, as an expense, the fair value of share options and other share-based compensation to employees at the beginning of the first annual or interim period after June 15, 2005. As a result, beginning on January 1, 2006, we will have to account for compensation costs for all share options including share options granted to our directors and employees using a fair-value based method and recognize expenses in our consolidated statement of operations in accordance with the relevant rules under U.S. GAAP, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our 2005 equity incentive plan, we may not be able to attract and retain key personnel, as share option is an important employee recruitment and retention tool. If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.
     If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
     Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.
Risks Related to Doing Business in China
     Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
     All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:
•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.
     While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.
     Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.
     Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
     We conduct substantially all of our business through our subsidiary, Suntech China, established in China. Suntech China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
     We rely on dividends paid by our subsidiaries for our cash needs
     We conduct substantially all of our operations through our subsidiary, Suntech China, which is a limited liability company established in China. We rely on dividends paid by Suntech China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Suntech China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. Suntech China is also required to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. In addition, if Suntech China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
     Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 2.1% appreciation of Renminbi against U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
     Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
     Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Suntech China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.
     Foreign exchange transactions by Suntech China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if Suntech China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Suntech China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Suntech China to obtain foreign exchange through debt or equity financing.
     Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.
     The PRC government has provided various incentives to high-technology companies, including Suntech China, our operating subsidiary, in order to encourage development of the high-technology industry. Such incentives include reduced tax rates and other measures. For example, Suntech China, which is registered and operating in a high-tech zone in Wuxi, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status. Suntech China is entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China is thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. As these tax benefits expire, the effective tax rate of Suntech China will increase significantly, and any increase of Suntech China’s enterprise income tax rate in the future could have a material adverse effect on our financial condition and results of operations.
     We face risks related to health epidemics and other outbreaks.
     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Related to Our Ordinary Shares and ADSs
     The market price for our ADSs may be volatile.
     The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
     Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of April 25, 2006, we had 147,487,707 ordinary shares outstanding, including 30,337,000 ordinary shares represented by 30,337,000 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the effectiveness of the registration statement from our initial public offering and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) September 5, 2006, the first anniversary of the grant date, and (ii) the expiration of the aforementioned 180-day lock-up period, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.
     Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
     Our second amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
     Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

     Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.
     You may be subject to limitations on transfers of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
     ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.
     In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
     We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
     You may have difficulty enforcing judgments obtained against us.
     We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.
     Item 4. Information on the Company
     A. History and Development of the Company

     Our predecessor company, Wuxi Suntech Power Co., Ltd., or Suntech China, was incorporated in January 2001 and commenced business operations in May 2002. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Power Solar System Co., Ltd., or Suntech BVI, in the British Virgin Islands on January 11, 2005. Suntech BVI acquired all of the equity interests in Suntech China through a series of transactions that have been accounted for as a recapitalization. In anticipation of our initial public offering, we incorporated Suntech Power Holdings Co., Ltd., or Suntech, in the Cayman Islands as a listing vehicle on August 8, 2005. Suntech became our ultimate holding company when it issued shares to the existing shareholders of Suntech BVI on August 29, 2005 in exchange for all of the shares that these shareholders held in Suntech BVI. We conduct substantially all of our operations through Suntech China.
     Our principal executive offices are located at 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86) 510 534 5000 and our fax number is (86) 510 534 3049.
     Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.suntech-power.com. The information contained on our website is not part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
     B. Business Overview
Overview
     We are one of the leading solar energy companies in the world as measured by production output in 2005. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s eighth largest manufacturer of PV cells in 2005, based on production output, according to the March 2006 issue of Photon International. We design, develop, manufacture and market a variety of PV cells and modules. We also provide PV system integration services in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide, including a number of European countries such as Germany and Spain, as well as China and the United States. We sell our products outside of China primarily through distributors and in China primarily to module manufacturers and end users directly.
     We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at the lowest possible cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. As of December 31, 2005, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells reached 17.0% and 15.3%, respectively. In comparison, according to a report published by the International Energy Agency in September 2005, the conversion efficiency rate of monocrystalline PV cells generally ranges between 15.0% and 18.0%, and the average conversion efficiency rate of multicrystalline PV cells is approximately 14.0%.

     We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner.
     We increased our manufacturing capacity by 15 times in less than four years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW. Through continuous innovation and capacity expansion, we have established six PV cell manufacturing lines with an aggregate annual capacity of 150 MW as of December 31, 2005. We plan to further increase our aggregate capacity of PV cells to 240 MW by the end of 2006. We sold 6.4 MW, 29.5 MW and 67.7 MW of our products in 2003, 2004 and 2005, respectively.
     Our net revenues increased from $3.0 million in 2002 to $226.0 million in 2005, representing a compound annual growth rate, or CAGR, of 322.3% from 2002 to 2005. We have been profitable since 2003. Our net income amounted to $0.9 million in 2003, $19.8 million in 2004 and $30.6 million in 2005, representing net margin of 6.7%, 23.2% and 13.5%, respectively. In 2005, our net revenues and net income amounted to $226.0 million and $30.6 million, respectively, representing increases of 165.0% and 55.0%, respectively, over 2004.
Our Competitive Strengths
     We believe that the following competitive strengths enable us to take advantage of the rapid growth in the PV industry and compete effectively in the global PV market:
     Large-Scale Manufacturing of High-Efficiency PV Cells
     Our manufacturing technologies enable us to produce high-efficiency PV cells on a large scale with efficient use of raw materials. Our manufacturing capacity and output have increased rapidly in the past three years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW. As of December 31, 2005, our PV cell manufacturing capacity has grown to 150 MW per year. We plan to further increase our annual manufacturing capacity of PV cells to 240 MW by the end of 2006. The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells have reached 16.3% and 14.8% as of December 31, 2004, respectively, and 17.0% and 15.3% as of December 31, 2005, respectively. In comparison, according to a report published by the International Energy Agency in September 2005, the conversion efficiency rate of monocrystalline PV cells generally ranges between 15.0% and 18.0%, and the average conversion efficiency rate of multicrystalline PV cells is approximately 14.0%, respectively. Our process technologies have significantly improved our productivity and increased the efficiency of our raw material usage, both of which have lowered the cost per watt of our products.
     Strong Research and Development Capabilities in PV technology
     We have superior research and development capabilities in conducting basic research, improving manufacturing process and commercializing new PV technologies. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr.

Stuart R. Wenham, our chief technical officer and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists, are all prominent experts in the PV industry, each with over 10 years of experience with PV technologies. As of December 31, 2005, our PV technology research and development center had 76 personnel, including 28 PV technology experts from China and abroad. We have accumulated significant expertise, knowledge, know-how and experience in silicon materials, solar cell device physics, theoretical simulation and characterization, process technologies and the design of advanced PV manufacturing equipment. We made significant progress in developing innovative silicon purification technologies to substantially reduce silicon cost, and commercializing thin film technology to reduce the consumption of silicon materials and manufacturing costs. We have established cooperative relationships with a number of universities in China and abroad, including the University of New South Wales in Australia and Zhongshan University in China. Our collaborative efforts with these institutions not only give us access to advanced testing facilities and equipment, but also enable us to keep abreast of the latest industry developments and trends. The government authorities in China have recognized our research and development capabilities by giving us research grants.
     Flexible China-based, Low-cost Manufacturing Model
     We believe our China-based, semi-automated manufacturing model lowers our operating costs and capital expenditure. We optimize automation and manual operations in our manufacturing processes to take advantage of our location in China, where the costs of skilled labor, engineering and technical resources, as well as land, production equipment, facilities and utilities, tend to be lower than those in developed countries. We are one of the few companies in the world capable of producing PV cells with both monocrystalline and multicrystalline silicon wafers, giving us flexibility in raw material procurement and a competitive advantage during periods of silicon wafer supply shortages. We have developed process technologies that enable us to manufacture high-efficiency PV cells using off-specification silicon wafers, which further reduces our raw material costs. Our flexible manufacturing model enables us to reduce breakage and improve manufacturing yields. Our design capabilities enable us to substitute certain costly imported equipment with self-designed domestic alternatives. In addition, we believe that our semi-automated manufacturing model enables us to expand capacity at a lower cost, compared to the fully-automated processes often utilized in developed countries.
     Established Relationships with Key Customers and Suppliers
     To grow our business and market share, we have established various types of supply and sales arrangements with some of the key players in the PV industry. Our major international customers include Aleo Solar GmbH, Bihler GmbH, Conergy AG, IBC Solar AG and SolarWorld AG. We purchase silicon wafers from some of our customers, including SolarWorld AG (through its wholly-owned subsidiary Deutsche Solar AG) and Sunlynx Anstalt, and sell all or a substantial portion of the PV modules manufactured with these wafers to these customers. These arrangements ensure that at least a portion of our raw material requirement is met, and enable us to leverage the local distribution networks of these partners. In October 2005, we entered into a 10-year supply agreement with Deutsche Solar AG, under which Deutsche Solar AG agreed to supply us with specified quantities of silicon wafers from January 1, 2006 to December 31, 2015. We have also built a silicon wafer supply chain in China. We are one of the few China-based companies to have access to silicon produced domestically. In addition, we provide technical support to two silicon slicing companies in China, which have been supplying silicon wafers to us on an exclusive basis.

We have also invested in a silicon ingot company which supplies us with silicon ingots. We leverage our relationships with companies outside of China to source silicon materials for three Chinese silicon ingot manufacturers, who, in return, have been supplying us with silicon ingots. Through a variety of arrangements, we believe we will be able to secure silicon raw materials for the estimated production output in 2006.
     Leading Pure Play Solar Energy Company with High Growth and Profitability
     We are a leading independent developer and manufacturer of PV cells and modules. According to Photon International, we were the eight largest PV cell producers worldwide and the largest PV cell producer in China in 2005, based on production output. Unlike several of our large competitors, which operate as PV divisions of large industrial, utility and oil conglomerates, we dedicate all of our management efforts and financial, technical, research and human resources to the design, development, manufacturing and marketing of PV products. Our focus on the PV industry enables our management to set corporate direction, make strategic and operational decisions based solely on our commitment to the PV industry and our customer requirements. We believe that our focused efforts have contributed to our rapid growth and high operating efficiency in the past three years. We have increased our annual manufacturing capacity of PV cells from 10 MW in August 2002 to 150 MW as of December 31, 2005. We achieved profitability in December 2002, within one year of commencing our operations, and achieved gross margin of 19.4%, 29.5% and 30.3% and net margin of 6.7%, 23.2% and 13.5% in 2003, 2004 and 2005, respectively, which we believe were among the highest compared to current public solar energy companies. We believe that our dedication to the PV industry will enable us to better capitalize on the rapidly growing demand for PV products, expand our manufacturing capacity and respond quickly to industry, technology and market changes.
     Experienced Management Team with Proven Technology and Operational Record
     We have an experienced management team that has successfully led our operations and increased our capacity, revenues and profits through rapid organic growth. Dr. Zhengrong Shi, our founder, the chairman of our board of directors and our chief executive officer, has over 20 years of experience in the PV industry. With his expertise, entrepreneurial spirit and strong leadership, Dr. Shi has been instrumental in helping us achieve our current leading market position. He is the inventor of 11 patents in PV technology and received his doctorate degree under the guidance of Professor Martin Green, one of the world’s foremost researchers and inventors in the field of PV technology. Prior to founding our company, Dr. Shi was the research director and an executive director of Pacific Solar Pty. in Australia and a research fellow of the Australian Research Committee. Our chief operating officer, Mr. Graham Artes, has over 30 years of experience in managing production, services and sales. We believe that the technical and industry knowledge and the operating experiences of our senior executives provide us with significant competitive advantages in the fast growing PV industry.
Our Products and Services
     We offer a wide range of PV cells and modules. We also provide PV system integration services in China. Our products are used in a variety of residential, commercial, industrial and public utility applications, for both on-grid electricity generation and off-grid use, such as stand-alone lighting for street lamps, garden lamps, telecommunications relay stations, and mobile phone networks.

     Solar energy generation systems use interconnected PV cells to generate electricity from sunlight, a phenomenon commonly known as the photovoltaic effect. Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates electric current. Interconnected PV cells are packaged into PV modules, which protect the PV cells and collect the electricity generated. PV systems comprise of multiple PV modules, related power electronics and other components. PV systems are used for both on-grid generation, in which electricity generated is fed into an electricity transmission grid for sale, and off-grid generation for locations where access to the electricity transmission grid is not physically available or economically feasible.
     PV Cells
     A PV cell is a device made from a silicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. We produce a variety of monocrystalline and multicrystalline silicon PV cells. The following table sets forth a sample of the types of PV cells we offer with the specifications indicated.

Optimum
	Dimensions	Conversion	Maximum	Operating
PV Cell Type	(mm×mm)	Efficiency (%)	Power (W)	Voltage (V)
Monocrystalline silicon PV cell	103×103	15.4-17.6	1.62-1.85	505-527
	125×125	15.4-17.6	2.29-2.62	505-527
	150×150	15.4-17.6	3.44-3.93	505-527
	156×156	15.4-17.6	3.67-4.20	505-527
Multicrystalline silicon PV cell	103×103	14.0-16.0	1.48-1.70	487-515
	125×125	14.0-16.0	2.19-2.50	487-515
	150×150	14.0-16.0	3.15-3.60	487-515
	156×156	14.0-16.0	3.41-3.89	487-515
     PV Modules
     A PV module is an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package. We produce a variety of PV modules ranging from two to 240 watts in power, with higher output modules under development. The following table sets forth a sample of the types of PV modules we manufacture with the specifications indicated.

				Optimum
	Dimensions	Weight	Maximum	Operating
PV Module Type	(mm×mm)	(Kg)	Power (W)	Voltage (V)
Manufactured with monocrystalline silicon PV Cells	1195×541×30	8.0	75	17.2
	1482×676×50	11.5	115	17.2
	1580×808×50	15.0	160	34.4
	1482×992×50	17.5	170	25.8
	1956×992×50	23.0	230	34.4
Manufactured with multicrystalline silicon PV Cells	995×453×30	5.8	50	17.2
	1195×541×30	8.0	75	17.2
	1580×808×50	15.0	165	34.8
	1956×992×50	23.0	230	34.4

     PV System Integration
     A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity. Typical residential on-grid systems contain between 10 and 60 PV modules and produce one to six kilowatt hours, or KWh, of electricity. PV system integration involves the design, installation and testing of PV systems. We have designed and installed PV systems used in lighting for outdoor urban public facilities, in farms and villages, as well as in telecommunications and transportation systems.
Manufacturing
     We believe that one of our competitive strengths is our ability to manufacture high-conversion efficiency products on a large scale and at low cost. As such, we continue to expand our manufacturing capacity, streamline and optimize our manufacturing processes as well as enhance our process technologies. We also seek to design and implement manufacturing processes that produce consistently high-efficiency products.
     Manufacturing Processes
     PV cell manufacturing begins with ultrasonic cleaning of silicon wafers followed by chemical treatment of the wafer surface, which reduces the PV cell’s reflection of sunlight. Through a thermal process, or a diffusion process, we then introduce certain impurity into the silicon wafer and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the PV cell to enhance its absorption of sunlight. We screen print negative and positive metal contacts, or electrodes, on the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to allow sunlight to be absorbed. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at high temperature. We complete the manufacturing of PV cells by testing and sorting.
     The differences between manufacturing processes for monocrystalline and multicrystalline silicon PV cells are as follows:
•	The chemical treatment process for monocrystalline silicon PV cell manufacturing produces a “pyramid-textured surface,” which traps sunlight into the silicon. For multicrystalline silicon PV cell manufacturing, a similar type of surface structure cannot be readily formed, causing surface reflection levels higher than those of monocrystalline silicon PV cells. We have developed a patented process that allows the formation of a similar surface structure to that of monocrystalline silicon PV cells. We believe that this technology helps us in achieving high conversion efficiencies for multicrystalline silicon PV cells.

•	An anti-reflection coating on a PV cell enhances its ability to absorb incoming sunlight. For monocrystalline silicon PV cells, many types of materials can serve as anti-reflection coatings. For multicrystalline silicon PV cells, only materials that contain atomic hydrogen, such as hydrogenated silicon nitride, can be used. We have developed technology that enables hydrogen to be absorbed within the silicon structure to improve silicon quality. We believe that this technology also helps us in achieving high conversion efficiencies for multicrystalline silicon PV cells.
     The diagram below illustrates the PV cell manufacturing process:
     Our PV modules are formed by interconnecting multiple PV cells in the desired electrical configuration through taping and stringing. The interconnected cells are laid out and laminated in the vacuum and then go through a curing process, or a heating process. Through these processes, our PV modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture. Assembled PV modules are packaged in a protective aluminum frame prior to testing.
     The diagram below illustrates the PV module manufacturing process:
     Manufacturing Capacity Expansion
     Since commencing our business operations in May 2002, we have significantly expanded our manufacturing capacity to meet the rapidly increasing demand for PV products. In August 2002, we completed our first commercial PV cell manufacturing line with an annual manufacturing capacity of 10 MW, which was later improved to 15 MW, and began the commercial sales of our PV cells in September 2002. Through continual expansion, as of December 31, 2005, we had six PV cell manufacturing lines with an aggregate manufacturing capacity of 150 MW per year. We have also proportionately expanded our manufacturing capacity of PV modules. In addition, we entered into agreements to purchase manufacturing equipment for three additional manufacturing lines for PV cells in order to add 120 MW manufacturing capacity to our existing capacity. Two of these manufacturing lines are expected to become operational by the second quarter of 2006 and the last one is expected to become operational by the third quarter of 2006.
     The table below sets forth certain information regarding our current manufacturing lines as of December 31, 2005:

PV Cell	Commencement	Annualized
Manufacturing Line	Date of Manufacturing	Manufacturing Capacity(1)	Capacity Utilization Rate
		(in MW)
Line 1	August 2002	15	96.63%
Line 2	December 2003	15	97.61
Line 3	August 2004	30	96.46
Line 4	June 2005	30	98.66
Line 5	June 2005	30	98.06
Line 6	December 2005	30	N/A
Total		150

(1)	Based on and calculated by the maximum manufacturing capacity of each manufacturing line and calculated by using annualized maximum wafer throughput by multiplying the blended average conversion efficiency rates of monocrystalline and multicrystalline silicon PV cells.

     In addition to capacity expansion in our facilities in Wuxi, we intend to acquire controlling interests in Chinese manufacturers of PV products in order to secure silicon wafer supplies and to gain access to end users. In October 2005, we established a 87.0%-owned subsidiary for the manufacturing of PV cells and modules in Luoyang, China. A major shareholder of Luoyang China Silicon High-Tech Co., Ltd., one of the largest silicon raw material suppliers and silicon purification companies in China with 450 tonnes of annual capacity, has agreed to provide silicon wafers to this subsidiary of our company with priority to ensure that sufficient amount of silicon wafers will be provided for a PV cell manufacturing line with an initial capacity of 30 MW per year. We will initially invest approximately $5.0 million, and production is expected to begin in the second half of 2006. We have also, through Suntech China, acquired a 51.0% equity interest in one of our customers, Qinghai Gofly, a renewable energy company in Qinghai province, China, for a consideration equivalent to $0.5 million and plan to build a PV module manufacturing facility with an annual capacity of 3.0 MW in Qinghai.
     Raw Materials
     Raw materials required in our manufacturing process include silicon wafers, ethylene vinyl acetate, metallic paste, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame. Our raw material procurement policy is to (i) use only vendors who have demonstrated quality control and reliability, and (ii) maintain multiple supply sources for each of our key raw materials so that supply problems with any one vendor will not materially disrupt our operations. We evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly.
     We maintain one or two days’ supply of silicon wafers and one month’s supply of stock of other raw materials based upon regular estimates of customer orders. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements.
     The principal suppliers for our silicon wafers are Deutsche Solar AG, a wholly-owned subsidiary of SolarWorld AG, Emei Semi Conductor Material Factory, Jiangsu Shunda Semiconductor Development Co., Ltd, Jiangsu Huantai Group, Baoding Yingli New Energy Resources Co., Ltd, and Swiss Wafers AG. In 2005, we purchased 49.3% of our raw materials from overseas.
     Our suppliers for tempered glass include Asahi Glass Co., Ltd., Pilkington (Australia) Ltd. and Hong Glass Factory Co., Ltd. Our suppliers for ethylene vinyl acetate include Mitsui & Co. Ltd and NPC Incorporated. We purchase some of our raw materials, such as tedlar-polyester-tedlar material and metallic paste, from suppliers based in China.

     Silicon Wafers
     Silicon wafers are the most important raw materials for making PV products, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We are one of the few companies in the world capable of producing PV cells with either type of silicon wafers. This dual capability provides us with flexibility in raw material procurement and is an advantage during periods of silicon supply shortages.
     In order to meet a portion of our raw material requirement, we have also established OEM manufacturing arrangements with some of our customers including SolarWorld AG and Sunlynx Anstalt. We obtain silicon wafer supplies from these customers, and are obligated to sell to these customers all or a substantial portion of the PV modules manufactured with these wafers.
     We acquire silicon wafers from our suppliers mainly through annual or bi-annual supply arrangements and also secure a portion of our silicon wafers through long-term supply contracts, strategic alliances with silicon suppliers and developing new silicon technologies. Specifically, we have taken the following measures:
•	Long-term Supply Contracts. We are in active discussions with many silicon and silicon wafer suppliers both overseas and in China to secure fixed price, fixed amount and long-term supply contracts with prepayment. For example, on October 14, 2005, we entered into a 10-year supply agreement with Deutsche Solar AG. Under this agreement, Deutsche Solar AG has agreed to provide us with fixed quantities of silicon wafer on a monthly basis from January 1, 2006 to December 31, 2015. The purchase price will be fixed in 2006 subject to adjustment for each following year based on a predetermined formula. We estimate that over the ten-year period, we will likely purchase silicon wafers in the amount of approximately $80.0 million. In October 2005, we established a 87.0%-owned subsidiary in Luoyang, China. Luoyang Silicon, a major shareholder of one of the largest silicon raw material manufacturers and silicon purification companies in China has agreed to provide silicon wafers to this subsidiary with priority to ensure sufficient amount of silicon wafers will be provided for a PV cell manufacturing line with an initial capacity of 30 MW per year. In October 2005, Luoyang Silicon commenced production of silicon at approximately 10 tonnes per month and its monthly production capacity is expected to be gradually increased to 40 tonnes in 2006.

•	Strategic Alliances. We have entered into various forms of strategic alliances with silicon suppliers in China to reduce our exposure to the risk of supply shortages. We have invested in a silicon ingot company that supplies us with silicon ingots. We also leverage our relationships with companies outside China to source silicon materials for three Chinese silicon ingot manufacturers, which in return supply us with silicon ingots. We have contracts with silicon slicing companies to slice the ingots into silicon wafers.

•	Developing New Silicon Technologies. We are also developing new silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing our conversion efficiencies. We believe these technologies will increase our raw material supplies and further reduce our raw material costs. We also provide technical support to two silicon slicing companies in China, which have been supplying silicon wafers to us on exclusive basis.
     Quality Assurance and Certifications
     We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the manufacturing process. Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause. To ensure that our quality assurance procedures are effectively applied, manufacturing line employees are provided with ongoing training. Our senior management team is actively involved in setting quality assurance policies and managing quality assurance performance.
     We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2005.

Certification Test Date	Certification or Test Standard	Relevant Products
June 2002, and renewed in June 2005	ISO 9001:2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon PV cells, modules and application systems

March 2003	CE certification, issued by Electronic Technology Systems Dr. Genz GmbH, an international operating test and certification center. An indication that our products have reached “European Conformity.”	Certain models of our PV Modules and charge controller for our PV System

June 2003— January 2004	IEC61215:1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

An international test standard recognized by the United States for crystalline silicon modules, providing assurance that the product is reliable and durable.

January 2005	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules

March 2006	UL certification	Certain models of our PV modules
Markets and Customers
     We sell our products outside of China primarily to distributors and in China primary to module manufacturers and end users directly. Our distributors include companies that are exclusive solar distributors, engineering and design firms and other energy product distributors. Some of our distributors are also installers, system integrators, property developers and other value-added resellers, who often add value to the system design by incorporating our PV cells or PV modules with batteries, power electronics, mounting structures and wiring systems. In 2005, SolarWorld AG was the only customer whose purchases accounted for 10.0% or more of our total net revenues for the year.
     The following table sets forth certain information relating to our total net revenues by geography for the period indicated:

	Year Ended December 31,
	2003		2004		2005
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(in thousands, except percentages)
Europe
Germany	$2,616	18.8%	$61,528	72.1%	$101,590	45.0%
Spain	11	—	1,659	2.0	18,160	8.0
Others	809	5.9	13,033	15.3	41,537	18.4

Europe sub-total	3,436	24.7	76,220	89.4	161,287	71.4
China	6,449	46.4	6,705	7.8	56,400	25.0
South Africa	3,453	24.9	1,345	1.6	488	0.2
Rest of the world	550	4.0	1,018	1.2	7,825	3.5

Total	$13,888	100.0%	$85,288	100.0%	$226,000	100.0%
     We sell our products primarily under two types of arrangements, supply contracts and OEM manufacturing arrangements, which are as follows:
•	Supply contracts. We enter into short-term supply contracts with most of our customers and are obligated to deliver PV modules according to a pre-agreed price and schedule, generally for a few months at a time in exchange for payment by the customer in the form of a letter of credit or payment upon delivery; and

•	OEM manufacturing arrangements. We obtain silicon wafers supplies from our customers, and are obligated to sell to those customers all or a substantial portion of the PV modules manufactured with these wafers. Our customers then sell the PV modules under their own brands. The payment we make for the wafers and the payment our customer makes for the PV modules are generally settled separately, but any change in the price of the wafers would lead to corresponding adjustment in the price of PV modules. These arrangements secure a portion of the silicon we require.
Sales and Marketing
     Our sales and marketing strategy is to develop a diversified customer mix in terms of end-market application, customer type and geographic coverage in order to manage our exposure to each market segment. To this end, we engage in various marketing activities to promote our products and services. Each year, we organize a Suntech product technology exchange seminar to introduce industry developments, our technologies, new products and services. We also participate in a variety of regional and international technology seminars, trade shows and sales conferences to promote our products and services.

     We sell our PV products outside of China primarily through distributors. We currently work with a relatively small number of distributors that have particular experience in a given geographic or applications market segment. We are actively working to expand our distribution channels by selectively adding distributors. We believe that our relationships with our distributors enable us to (i) leverage the marketing and distribution and after-sales service capabilities of other companies, (ii) explore opportunities for additional product development, (iii) more easily, quickly and cost-effectively enter new geographic markets, and (iv) attract new customers.
     We sell our PV products to module manufacturers and end users in China primarily through a team of 36 sales and marketing personnel. To date, we have primarily pursued off-grid sales in China. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We have actively participated in the “Brightness Program” launched by the National Development and Reform Commission in 2002, which was aimed at providing electricity to townships and villages in remote areas. We believe that growth of the PV market in China will likely outpace the global rate due to the recent adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources. We plan to leverage our location and our existing relationships with end users to increase our sales in China, especially our sales of PV system integration services.
Customer Support and Service
     We provide customer support and service for our customers in China through a dedicated team. This customer support and service team provides on-site and off-site customer service and applications engineering support to our distributors and end users of our products and services, as well as gathers information on our product performance and future product requirements. Our customer support and service team coordinates its function and activities with our marketing, technology, quality and manufacturing departments. We coordinate among our overseas customers and assist them in providing customer support and service to overseas end users.
     Our PV modules are typically sold with a two-year unlimited warranty for technical defects, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, of the initial power generation capacity at the time the product is sold.
Intellectual Property
     We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of April 25, 2006, we held a total of seven patents issued in China and had 16 pending patent applications in China. Our issued and pending patent applications relate primarily to process technologies for the manufacturing of PV cells and PV modules.
     We maintain five trademark registrations in China, including the names Suntech, SuntechPower and Powerful Care and our logo. We have also registered Suntech and our logo in Germany and Thailand, as well as SuntechPower in Thailand. We are in the process of registering Suntech and our logo in Australia, Finland, Greece, Japan, Norway, Singapore, Sweden, Turkey, the United Kingdom and the United States. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.
     With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our PV products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data.
     We have not had any material intellectual property claims.
Competition
     The PV market is intensely competitive and rapidly evolving. According to Photon International’s survey in March 2006, as of the end of 2005, 94 manufacturers in the world produced PV cells and 153 companies produced PV modules. Our competitors include PV divisions of large conglomerates, such as BP Solar, Sanyo Group and Sharp Corporation, specialized cell and module manufacturers such as Q-Cells, as well as integrated manufacturers of PV products such as SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can.
Environmental Matters
     Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We outsource the treatment of some of our waste water and other liquid wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities in Wuxi. We expect to obtain ISO 14001 certification for our manufacturing facilities in Wuxi in May 2006. ISO 14001 prescribes standards for management of organizations to achieve an effective environmental management system.
Insurance
     We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $21.2 million as of December 31, 2005. We also maintain insurance policies in respect of marine, air and inland transit risks for the exports of our products. In addition, we currently maintain product quality insurance against warranty claims with an aggregate coverage amount of approximately $125 million, which covers both technical defects and declines of initial power generation capacity of our PV modules. We do not maintain business interruption insurance or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $30,264 in insurance premiums in 2005.
Regulation
     This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
     In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.
     The law also sets forth the national policy to encourage the installation and use of solar energy water-heating system, solar energy heating and cooling system, solar photovoltaic system and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects.
     China’s Ministry of Construction also issued a directive in June of 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July of 2005, which sets forth specific measures to conserve energy resources and encourages exploration, development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas.
Environmental Regulations
     We use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.
Restriction on Foreign Businesses
     The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005). Under the regulation, the solar photovoltaic business belongs to permitted foreign investment industry.
Tax
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises which qualify as “high and new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.
     Suntech China, a foreign invested enterprise registered and operates in a high-tech zone in Wuxi, has been qualified as a “high and new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status. It was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech was thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. After December 31, 2007, Suntech China will be subject to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status.
     Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. Currently, Suntech has obtained the approval for a preferential enterprise income tax rate of 7.5% in 2005 and 2006. The PRC central or provincial government could at any time determine to immediately eliminate or reduce such preferential tax treatment, and our effective tax rate would increase as a result.
     Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.
Dividend Distribution
     The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:
•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.
     Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

C. Organizational Structure
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries.
D. Property, Plant and Equipment
     We are headquartered in the New District in Wuxi, Jiangsu province, where we lease a building with an aggregate of approximately 5,600 square meters of office, research and development and manufacturing space. We own the right to use a parcel of land of approximately 66,600 square meters near our leased facilities in the New District in Wuxi, where we have constructed manufacturing facilities for the installation of certain of our PV cell manufacturing lines. We are in the process of constructing additional new facilities including new office, research and development center and additional manufacturing space on this land, the first phase of which was completed in June 2005. The entire facilities are scheduled to be completed by the first half of 2007. We also own the right to use a parcel of land of approximately 4,000 square meters in Liyuan, Wuxi for the display of demonstration models of our PV systems. See “Item 4. Information of the Company—D. Property, Plant and Equipment—Manufacturing—Manufacturing Capacity Expansion.” We believe that our existing facilities, together with the facilities under construction, are adequate for our current and foreseeable future requirements.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
A. Operating Results
Overview
     We have grown significantly since we completed our first PV cell manufacturing line in August 2002. We sold 6.4 MW, 29.5 MW and 67.7 MW of our products in 2003, 2004 and 2005, respectively. Our net revenues increased from $13.9 million in 2003 to $85.3 million in 2004 and to $226.0 million in 2005. Our net income amounted to $0.9 million in 2003, $19.8 million in 2004 and $30.6 million in 2005, representing net margin of 6.7%, 23.2% and 13.5%, respectively.
     We have a limited operating history that can serve as the basis to evaluate our business. You should consider the risks and difficulties frequently encountered by early-stage companies, such as us, in new and rapidly evolving markets, such as the PV market. Our recent revenue growth should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. In addition, our limited operating history provides a limited historical basis to assess the impact that critical accounting policies may have on our business and our financial performance.
     We operate and manage our business as a single segment. We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.
     The most significant factors that directly or indirectly affect our financial performance and results of operations are:
•	industry demand;

•	capacity;

•	availability and price of silicon wafers;

•	pricing of our PV products; and

•	process technologies.

     Industry Demand
     Our business and revenue growth depends on PV industry demand. The PV market has grown significantly in the past decade. According to Solarbuzz, the PV market, as measured by annual PV system installations, increased from 254 MW in 2000 to 1,460 MW in 2005, representing a CAGR of 41.9%, while PV industry revenues grew from approximately $2.0 billion in 2000 to approximately $9.8 billion in 2005, representing a CAGR of 37.4%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and still has significant growth potential. Solarbuzz projects that PV industry revenues will reach $11.0 billion by 2006 and will be up to $23.1 billion by 2010.
     Capacity
     In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, both in allowing us to produce and sell more PV products and achieve higher revenues, and in lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly since we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW in August 2002. We sold 6.4 MW, 29.5 MW and 67.7 MW of our products in 2003, 2004 and 2005, respectively. As of December 31, 2005, we had established six PV cell manufacturing lines with an annualized aggregate capacity of 150 MW. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion allowed us to significantly increase our net revenues from $13.9 million in 2003 to $85.3 million in 2004 and to $226.0 million in 2005.
     We plan to increase our annual manufacturing capacity of PV cells to 240MW by the end of 2006. In addition, in October 2005, we established a 87.0%-owned subsidiary for the manufacturing of PV cells and modules in Luoyang, China. Luoyang Silicon, a major shareholder of Luoyang China Silicon High-Tech Co., Ltd., one of the largest silicon raw material suppliers and silicon purification companies in China with 450 tonnes of annual capacity, has agreed to provide silicon wafers to this subsidiary with priority to ensure that sufficient amount of silicon wafers will be provided for a PV cell manufacturing line with an initial capacity of 30 MW per year. We will initially invest $5.0 million, and production is expected to begin in the second half of 2006. We have also, through Suntech China, acquired a 51.0% equity interest in one of our customers, Qinghai Gofly, a renewable energy company in Qinghai province, China, for a consideration equivalent to $0.5 million and plan to build a PV module manufacturing facility with an annual capacity of 3.0 MW in Qinghai.
     Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacity in the past three years due to our ability to effectively manage our manufacturing lines and flow process.
     Availability and Price of Silicon Wafers
     Silicon wafers are the most important raw material for making PV products. Silicon wafers are made from either solar grade silicon, which tends to be less pure and less expensive, or semiconductor grade silicon, which is slightly purer, more expensive and capable of producing PV products with higher conversion efficiencies. Prior to 2003, the availability and price of silicon wafers were driven primarily by the cyclicality of the semiconductor industry, whose basic raw materials are electronics-grade silicon wafers. Starting from 2003, due to the rapid growth of the PV industry, the availability and price of silicon wafers have increasingly been affected by the demand of the PV industry. Silicon suppliers have been raising their prices and adding manufacturing capacity in response to the growing demand in recent years. However, building silicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of 18 to 24 months to construct a manufacturing line and ramp up production. As a result, silicon suppliers are generally willing to expand only if they are certain of sufficient customer demands to justify such capital commitment. Increasingly, silicon and silicon wafer suppliers are requiring customers to make prepayments for raw materials well in advance of their shipment, which, in turn, leads to significant working capital commitment from PV product manufacturers.
     The rapidly growing demand of the PV industry, the limited increase in silicon manufacturing capacities, coupled with a rebound in the semiconductor industry in 2003, have caused the PV industry to experience shortages of silicon and silicon wafer supplies since 2003, and we have, from time to time, experienced late delivery and supply shortages, although we have not encountered material difficulties in securing raw material supplies to utilize our existing manufacturing capacity since we commenced our business operations in May 2002. As the PV industry continues to grow, the availability of silicon wafers will, to a large extent, determine the output of PV product manufacturers. Failure to obtain sufficient quantities of silicon and silicon wafers could decrease our revenues and limit our ability to expand our manufacturing capacity as planned. We expect the availability of silicon wafers to continue to be constrained in the near future.
     In order to secure adequate and timely supply of silicon wafers, we have entered into various short-term and long-term supply agreements with local and foreign suppliers. We have entered into or renewed several supply agreements to secure silicon wafer supplies in 2006, including:
•	renewal of our supply agreement with SolarWorld AG, our largest customer. Under the renewed agreement, SolarWorld AG has agreed to supply us with 25 MW of silicon wafers in exchange for 24 MW of PV modules in 2006;

•	entering into a 10-year supply agreement with Deutsche Solar AG, a subsidiary of SolarWord AG. Under this agreement, Deutsche Solar AG has agreed to supply us with fixed quantities of silicon wafers on a monthly basis starting from January 1, 2006;

•	entering into a 10-year cooperation agreement with LDK Hi-tech Co., Ltd., or LDK, a wafer manufacturer located in Jiangxi Province, China. Under this agreement, LDK has agreed to supply us with 30 MW and 100 MW of silicon wafers in 2006 and 2007, respectively;

•	entering into a cooperation agreement with Baoding Yingli New Energy Company, under which it has agreed to supply us with no less than 20 MW of silicon wafers in 2006; and

•	entering into a supply agreement with Zhejiang Yuhui Yangguang Energy Company Limited, under which it has agreed to supply us with 3.7 MW of silicon wafers from May 2006 to July 2006.
     However, we cannot assure you that we will be able to secure sufficient quantities of silicon and silicon wafers to expand our manufacturing capacity as we planned. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Failure to obtain sufficient quantities of silicon and silicon wafers could decrease our revenues and limit our ability to expand as planned.”
     In addition, increases in prices of silicon wafers have negatively affected, and could in the future continue to negatively affect our manufacturing costs and gross margin. Historically, we were generally able to absorb such increases in silicon wafer costs by improving our process technologies and increasing our manufacturing efficiencies. As a result, our gross margin has increased from 19.4% in 2003, to 29.5% in 2004 and 30.3% in 2005. However, we cannot assure you that we will be able to continue to increase our gross margin in the future.
     Pricing of our PV Products
     PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs of PV manufacturers, including the cost of silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have led to a steady reduction in manufacturing costs and the prices of PV products. Prices of PV products decreased steadily in 2002 and 2003 as a result of over-supply of PV products, but rose gradually as a result of the rapid growth of the PV market worldwide and shortages of silicon wafers in 2004 and 2005. Fluctuations in the prevailing market prices have historically affected the prices of our PV products and may continue to have a material effect on the prices of our PV products in the future.
     We generally enter into sales contracts with our customers under which we are obligated to sell our products at fixed prices during the term of the contract. This has helped reduce our exposure to risks from decreases in the PV cell prices generally, but has, on the other hand, also prevented us from benefiting from price increases. We price our products based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our capacity utilization. We price our PV cells consistent with the prevailing market price. The average selling price of our PV cells was $1.99, $2.02 and $3.05 per watt in 2003, 2004 and 2005, respectively. The average selling price of our PV modules was $2.77, $3.01 and $3.42 per watt in 2003, 2004 and 2005. In 2004, the price of our PV modules started at a low point because we were committed to fixed prices under sales contracts we had entered into with various major overseas customers at the end of 2003 and the beginning of 2004, prior to the increase of the market price for PV products. Even after some subsequent price renegotiations, the overall average selling price of our PV modules in 2004 was still below the prevailing market price. The average selling price of our PV modules increased by 13.6% in 2005 compared to that in 2004 as part of the prevailing market trend. However, we expect the prices of PV products, including our own products, to decline over time due to reduced manufacturing costs.

     We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively and will further provide us with flexibility in adjusting our price while maintaining our profit margin.
     Process Technologies
     The advancement of process technologies is important in increasing conversion efficiencies of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and increase the gross profit margin of the manufacturer. As a result, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing cost to maintain and improve profit margins.
     The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells have improved from 14.5% and 14.0% in 2002, respectively, to 17.0% and 15.3% in 2005, respectively. Since October 2005, using our pilot manufacturing line equipped with our latest technology, we have been able to produce PV cells with an average conversion efficiency rate of over 18.0%. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins.
     Revenues
     We currently derive revenues from three sources:
•	Sales of PV cells, which accounted for approximately 70.1%, 8.6% and 24.2% of our total net revenues in 2003, 2004 and 2005, respectively.

•	Sales of PV modules, which accounted for approximately 29.6%, 91.3% and 75.3% of our total net revenues in 2003, 2004 and 2005, respectively. We manufactured all the PV cells used for our manufacturing of PV modules.

•	Sales of PV system integration services, which accounted for approximately 0.3%, 0.1% and 0.5% of our total net revenues in 2003, 2004 and 2005, respectively.
     Our net revenues are net of value-added tax. See “—Taxation.”
     We have been dependent on a limited number of customers for a significant portion of our revenues. In 2005, we had one customer accounting for 10% or more of our total net sales, and such customer accounted for approximately 32.1% of our total net revenues. Our sales have historically been made on the basis of short-term arrangements and our largest customers have changed from year to year. Our largest customer in 2005 was different from those in 2004 because we granted a German company the exclusive right to distribute our products in Germany for 2005 and this company became our largest customer in 2005. Our largest customers in 2004 were different from those in 2003, because we sold more PV modules outside of China in 2004, and our target customers for PV modules are different from those for PV cells. We believe that by focusing on PV module sales, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation. As we continue to diversify our geographic presence, customer base and product mix, we expect that our largest customers will continue to change from year to year.
Costs of Revenues and Operating Expenses
     The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2003	2004	2005
Cost of revenues	80.6%	70.6%	69.7%
Operating expenses
Selling expenses	4.0	2.1	1.6
General and administrative expenses	8.9	3.4	8.4
Research and development expenses	1.1	0.5	1.5

Total operating expenses	14.0%	6.0%	11.5%
     Our cost of revenues and operating expenses have each declined as a percentage of our total net revenues from 2003 to 2005 as a result of our increased economies of scale, higher operating efficiencies and the advancement of our process technologies. Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which include share-based compensation expenses. Our operating expenses as a percentage of our total net revenues increased in 2005 as a result of the share compensation charges we incurred and fees paid to our outside consultants who provided advisory services to us in connection with our restructuring. We conduct our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively.
     Cost of Revenues
     Our cost of revenues primarily consists of:
•	silicon wafers, which constitute the most important raw material from which PV products are made. We expect the cost of silicon wafers will continue to constitute a significant portion of our cost of revenues in the near future;

•	other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar- polyester-tedlar material, connecting system and aluminum frame;

•	direct labor, including salaries and benefits for personnel directly involved in manufacturing activities;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly. We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity and build new facilities; and

•	overhead, including utility, maintenance of production equipment, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacturing of our PV products.
     Selling Expenses
     Selling expenses primarily consist of provisions of warranties, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims. We expect that our selling expenses will increase in absolute terms in the near term as we increase our sales efforts, hire additional sales personnel and initiate additional marketing programs.
     Our PV modules are typically sold with a two-year unlimited warranty for technical defects, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. We believe our warranty policies are consistent with industry practice. We currently maintain product quality insurance with a maximum coverage amount of approximately $125 million, which covers both technical defects and declines of initial power generation capacity. We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 1.0% of our net revenues as warranty costs at the time revenue is recognized. As of December 31, 2005 our accrued warranty costs amounted to $2.6 million.
     General and Administrative Expenses
     General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, depreciation of equipment used for administrative purposes and amortization of rental facilities used for administrative purposes, provision for doubtful debts, fees and expenses of legal, accounting and other professional services, expenses associated with our administrative offices. General and administrative expenses in 2005 also included $5.6 million share option expenses for options granted to our administrative personnel and directors, $2.2 million fees paid to our outside consultants, $0.2 million share option expenses for options granted to these consultants for the advisory services they provided to us in connection with our restructuring and $1.4 million share option expenses for options granted to our other consultants for services they provided. General and administrative expenses will also include depreciation of our new office, which is under construction and is expected to be completed by the end of 2006. As a result, we expect our depreciation to increase significantly in 2007. In addition, we also expect general and administrative expenses to increase as we add personnel and incur additional costs related to the growth of our business. Furthermore, we expect to incur additional general and administrative expenses as a result of being a listed public company in the United States.
     Research and Development Expenses
     Research and development expenses primarily consist of costs of raw materials used in our research and development activities, share-based compensation expenses for options granted to our research and development personnel, compensation and benefits for research and development personnel, prototype and equipment costs related to the design, development, testing and enhancement of our products and process technologies. We expense our research and development costs as incurred. We believe that research and development are critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will increase in absolute terms in the future.
     Share-based Compensation Expenses
     We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. We also assumed the share options to purchase 4,699,383 ordinary shares granted by Suntech BVI, of which options to purchase 455,000 ordinary shares were granted to our outside consultants who provided advisory services to us, and options to purchase 4,244,383 ordinary shares were granted to certain individuals, or contributors, who contributed capital to one of Suntech BVI’s shareholders in connection with our restructuring. The exercise price of these options is at $2.3077. The share options granted to our outside consultants vested immediately while the options granted to the contributors will vest over a three-year period.
     On September 5, 2005, we granted additional share options to purchase 5,910,000 of our ordinary shares to certain of our directors and employees and 200,000 ordinary shares to our consultants. For options granted to employees, we have recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We then amortize share-based compensation expense over the vesting periods of the related options. For options granted to consultants, we have recorded share-based compensation expense based on the fair value at the measurement date and amortize the expense over the consultants’ service periods. We have granted options to our employees at an exercise price of $6.922, which is less than the value of the underlying shares on the date of grant, which is $10.67. One-third of these options have vested on December 31, 2005 and one-third of these options will vest on September 5, 2007 and 2008, respectively. The ordinary shares underlying the options that have vested on December 31, 2005 are subject to a lock-up until the later of (i) September 5, 2006, the first anniversary of the date of grant, and (ii) 180 days after completion of our initial public offering. The 180-day restricted period will be extended in certain circumstances.
     We recorded share-based compensation expenses attributable to directors and employees of approximately $9.4 million and to non-employees of approximately $7.2 million in 2005, respectively. The total option expenses attributable to non-employee share options represent the fair value of the non-employee share options calculated using the Black-Scholes option pricing model. These share option expenses attributable to non-employee share options were recorded immediately and will not be amortized over the vesting period of the options. Of the total option expenses attributable to non-employee share options, $5.6 million was recorded as finance costs paid to the contributors, $0.2 million was recorded as professional charges related to our restructuring, and $1.4 million was recorded as consulting service expenses.
Taxation
     Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax. Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.

     One of Suntech BVI’s subsidiaries, Power Solar System Pty Limited, or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income and capital gains derived by PSS. PSS is not an operating company and currently holds a 31.389% equity interest in Suntech China.
     Any dividends received by PSS from Suntech China should be exempt for Australian tax purposes to the extent that PSS holds a direct voting interest of at least 10% in Suntech China at the time the dividends are paid. The payment of such dividends to non-Australian resident shareholders of PSS should not be subject to withholding tax in Australia.
     Similarly, a capital gain made by PSS on the disposal of Suntech China may be exempt from Australian tax provided that PSS holds a direct voting interest of at least 10% in Suntech China for a period of 12 months prior to the disposal. However, the capital gains tax exemption is only available to the extent that Suntech China has underlying offshore active business assets (which generally exclude cash, financial instruments and assets the main purposes of which are to derive interest, rent annuities and royalties). Dividends that are sourced from such exempted capital gains will not generally be subject to withholding tax pursuant to recent legislative measures which, although still awaiting enactment, have been passed by the Australian Parliament.
     However, we cannot assure you that the Australian government will not take measures in the future to impose taxes or other charges on such dividends or capital gains, which would have a material adverse effect on our financial condition and results of operations.
     PRC Enterprise Income Tax
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (representing 30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises which qualify as “high or new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.
     Suntech China, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, has been qualified as a “high and new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status. Suntech China is entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China is thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. After December 31, 2007, Suntech China will be subject to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status.

     To qualify as a “high and new technology enterprise” for enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including:
•	a minimum level of revenues generated from high-technology related sales or services as a percentage of total revenues;

•	a minimum number of employees engaged in research and development; and

•	a minimum research and development expense as a percentage of total revenues.
     Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. Currently, Suntech China has obtained the approval for a preferential enterprise income tax rate of 7.5% in 2005 and 2006. The PRC central or provincial government could at any time determine to immediately eliminate or reduce such preferential tax treatment, and our effective tax rate would increase as a result.
     If Suntech China no longer qualifies for the preferential enterprise income tax rate, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of this preferential tax treatment will cause our effective tax rate to increase.
Critical Accounting Policies
     We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
     When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.
     Revenue Recognition
     We recognize revenue from sales of PV cells and modules when products are delivered and title has passed to our customers. A majority of our contracts provide that products are shipped “CIF destination,” or cost-insurance-freight destination. Accordingly, we must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of our agreements provide for settlement through document-against-payment, or D/P method, whereby we present shipping documents to our bank and our bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends a collection notice to the customer. The customer makes payment upon receiving the notice and takes possession of the products only after payment. A majority of our sales to domestic customers require customers to prepay before delivery is made. Such prepayments are recorded in our financial statements, as advances from customers, until delivery has occurred.
     We have arrangements with certain distributors for sales on their own account or, through arrangements with us, to direct shipments to specified customers. Under either arrangement, the distributor pays us for products based on pre-arranged price lists which are subject to periodic updates. Our payment arrangements with distributors provide for either down payment upon delivery to the warehouse or payment terms of up to two months if collateralized by bank letters of credit. We also offer a 1.0% discount to certain distributors if payment is made upon delivery to the warehouse. The agreements with distributors contain our customary product warranties and contain no other post-shipment obligations or any return or credit provisions. We recognize revenues for PV systems integration services upon completion of the integration project (where contracts are typically one to two weeks in duration) primarily because we do not have vendor specific and objective evidence to allow for separating various components of the PV systems integration contracts into separate units for accounting. We only recognize revenues when our prices are fixed or determinable, and collectibility is reasonably assured.
     Warranty
     We provide for the estimated cost of product warranties at the time revenue is recognized. As we have not experienced significant warranty claims to date, we accrue the estimated costs of such warranties based on our assessment of competitor’s accrual history while incorporating some estimates of failure rates through our quality review staff. Actual warranty costs are accumulated and charged against accrued warranty liability. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to revise our estimated warranty liability.
     Impairment of Long-lived Assets
     We evaluate our long-lived assets and finite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. We have continued to construct, acquire and expand our manufacturing facilities since our inception and, to date, have not experienced any factors that would indicate potential impairment of our long-lived assets. As we continue to review impairment factors, impairment charges may be necessary in the future as circumstances change.
     Allowance for Doubtful Accounts
     We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.
     Share-based Compensation
     We currently account for share options granted pursuant to our equity incentive plan in accordance with APB 25 and related interpretations. We amortize deferred share-based compensation expenses over the vesting periods of the related options, which are generally three years. We have recorded deferred share-based compensation representing the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. We determined the fair value of the options granted in September 2005 using a contemporaneous valuation conducted by an independent valuation firm. Changes to the assumptions used in the valuation model could materially affect the deemed fair value of the options. On January 1, 2006, we adopted SFAS 123R, which requires that we recognize compensation expense based on the fair value of share-based awards as opposed to the intrinsic value method prescribed by APB 25. See “—Cost of Revenues and Operating Expenses—Share-based Compensation Expenses.”
Results of Operations
     The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2003		2004		2005
	(in	% of net	(in	% of net	(in	% of net
	thousands)	revenues	thousands)	revenues	thousands)	revenues
Consolidated Statement of Operations Data
Net revenues
PV cells	$9,741	70.1%	$7,331	8.6%	$54,653	24.2%
PV modules	4,104	29.6	77,898	91.3	170,129	75.3
PV system integrations	43	0.3	58	0.1	1,218	0.5

Total net revenues	13,888	100.0	85,287	100.0	226,000	100.0
Cost of revenues
PV cells	7,695	55.4	5,269	6.2	35,440	15.7
PV modules	3,467	25.0	54,862	64.3	121,184	53.6
PV system integrations	33	0.2	43	0.1	814	0.4

Total cost of revenues	11,195	80.6	60,174	70.6	157,438	69.7
Gross profit	2,693	19.4	25,113	29.5	68,562	30.3
Operating expenses
Selling expenses	559	4.0	1,750	2.1	3,667	1.6
General and administrative expenses	1,234	8.9	2,889	3.4	18,874	8.4
Research and development expenses	148	1.1	465	0.5	3,358	1.5

Total operating expenses	1,941	14.0	5,104	6.0	25,899	11.5
Income from operations	752	5.4	20,009	23.5	42,663	18.8
Interest expenses, net(1)	(221)	(1.6)	(979)	(1.1)	(7,611)	(3.4)
Other income (expenses)	93	0.7	167	0.2	(758)	(0.3)
Tax benefit (expenses)	301	2.2	611	0.7	(3,753)	(1.7)

Net income after taxes before minority interest	925	6.7	19,808	23.3	30,541	13.4
Minority interest	—	—	—	—	34	0.0
Equity in (loss) gain of affiliates	—	—	(51)	(0.1)	121	0.1

Net income	$925	6.7%	$19,757	23.2%	$30,628	13.5%
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	$2,406	1.1%

Net income attributable to holders of ordinary shares	$925	6.7%	$19,757	23.2%	$28,222	12.4%

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

      Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
      Net Revenues. Our total net revenues increased significantly from $85.3 million in 2004 to $226.0 million in 2005. The increase was due primarily to a significant increase in our capacity and the volume of our products sold from 29.5 MW in 2004 to 67.7 MW in 2005. The significant increase in our capacity and the volume of our products sold was driven primarily by a significant increase in market demand for our products, especially in the European and China markets. Our total net revenues from sales in Europe increased significantly from $76.2 million in 2004 to $161.3 million in 2005 as a result of an increased recognition of our brand and acceptance of our products in Europe. Our total net revenues from sales in China increased significantly from $6.7 million in 2004 to $56.4 million in 2005 as we sold more of our PV cells to PV module manufacturers in China. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV modules and cells from $3.01 and $2.02 per watt in 2004, respectively, to $3.42 and $3.05 per watt in 2005, respectively, as a result of increased demand in the PV market.
      Cost of Revenues. Our cost of revenues increased significantly from $60.2 million in 2004 to $157.4 million in 2005. However, cost of revenues as a percentage of our total net revenues decreased from 70.6% in 2004 to 69.7% in 2005. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by a significant increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, by a lesser extent, increases of unit costs of silicon wafers. Our average cost of silicon wafers increased in 2005 over 2004 due to supply shortages and the rising market price of silicon wafers. The effect of unit cost increase was partially offset by decreases in silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies in 2005.

     Gross Profit. As a result of the foregoing, our gross profit increased significantly from $25.1 million in 2004 to $68.6 million in 2005. Our gross margin increased from 29.5% in 2004 to 30.3% in 2005.
     Operating Expenses. Our operating expenses increased significantly from $5.1 million in 2004 to $25.9 million in 2005. Operating expenses as a percentage of our total net revenues increased from 6.0% in 2004 to 11.5% in 2005. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our and research and development expenses.
•	Selling Expenses. Our selling expenses increased significantly from $1.7 million in 2004 to $3.7 million in 2005. However, selling expenses as a percentage of our total net revenues remained stable in 2005 compared to 2004. The increase in our selling expenses was due primarily to a significant increase in provision for warranties as a result of our increased sales. We accrued 1.0% of our module revenues as warranty costs at the time revenue is recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $2.9 million in 2004 to $18.9 million in 2005. General and administrative expenses as a percentage of our total net revenues increased from 3.4% in 2004 to 8.4% in 2005. The increase in our general and administrative expenses was due primarily to $2.2 million fees paid to our outside consultants who provided advisory services to us in connection with our restructuring. The increase was also attributable to $1.6 million and $5.6 million share-based compensation expenses for share options granted to certain of our consultants and administrative employees in September 2005, respectively, as well as foreign exchange losses resulting from our trade accounts receivable and increases in salary and benefit expenses for our administrative personnel.

•	Research and Development Expenses. Our research and development expenses increased significantly from $465,332 in 2004 to $3.4 million in 2005. The increase was due primarily to increases in raw material costs related to research and development activities, salary and benefit expenses for our research and development personnel. The increase was also attributable to $2.2 million share-based compensation expenses for share options granted to certain of our research and development personnel. Research and development expenses as a percentage of our total net revenues increased from 0.5% in 2004 to 1.5% in 2005.
     Interest Expenses, net. Our net interest expenses increased significantly from $1.0 million in 2004 to $7.6 million in 2005 due primarily to $5.7 million share option expenses for options granted to certain individuals who contributed capital to one of our shareholders to effect our restructuring, as well as our increased bank borrowings.

     Other Income (Expenses). We incurred other expenses of $758,245 in 2005, while generating other income of $166,972 in 2004. Our other expenses in 2005 mainly consisted of net foreign currency exchange loss from sales of our products. Other income in 2004 consisted mainly of government grants.
     Tax Benefit (Expenses). We incurred tax expenses of $3.8 million in 2005, while generating tax benefit of $611,447 in 2004. We incurred tax expenses in 2005 because our two-year exemption from enterprise income tax for our first two profitable years of operation expired on January 1, 2005. We generated tax benefit in 2004 primarily because of increases in accrued warranty and government grants, which were recorded as deferred tax assets under U.S. GAAP and generated tax benefit. The tax benefit was also attributable to an increase in our manufacturing equipment, the depreciation of which was recorded over 10 years in accordance with PRC tax law. However, such depreciation is recorded over the estimated useful life of the asset in accordance with U.S. GAAP, and the estimated useful life for our manufacturing equipment is five years. The amount that was not recorded as depreciation in accordance with PRC tax law was recorded as deferred tax assets under U.S. GAAP and generated tax benefit.
     Net Income. As a result of the cumulative effect of the above factors, net income increased by 54.5% from $19.8 million in 2004 to $30.6 million in 2005. Our net margin decreased from 23.2% in 2004 to 13.5% in 2005.
     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
     Net Revenues. Our total net revenues increased significantly from $13.9 million in 2003 to $85.3 million in 2004. The increase was due primarily to a significant increase in our capacity and the volume of our products sold from 6.4 MW in 2003 to 29.5 MW in 2004, especially changes in product mix toward PV modules. The significant increase in our capacity and the volume of our products sold was due primarily to a significant increase in market demand for our products, especially in Germany as well as other countries in Europe, which became our largest market in 2004. Our total net revenues from sales in Europe increased significantly from $3.4 million in 2003 to $76.2 million in 2004 as a result of an increased recognition of our brand and acceptance of our products in Europe. The increase in our total net revenues was also due to changes in our product mix in 2004 compared to 2003, as a significantly greater percentage of our sales in 2004 came from the sales of PV modules, which had a higher average selling price compared to that of PV cells. We changed our product mix to increase the sales of PV modules in order to capture the incremental profit opportunities and build brand recognition. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV modules from $2.77 per watt in 2003 to $3.01 per watt in 2004 as a result of increased demand in the PV market.
     Cost of Revenues. Our cost of revenues increased significantly from $11.2 million in 2003 to $60.2 million in 2004. However, cost of revenues as a percentage of our total net revenues decreased from 80.6% in 2003 to 70.6% in 2004. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by a significant increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, by a lesser extent, increases of unit costs of silicon wafers. Our average cost of silicon wafers increased in 2004 compared to 2003 due to supply shortages and the rising market prices of silicon wafers. The effect of unit cost increase was partially offset by decreases in silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies in

2004. Among different categories of cost of revenues, direct labor cost as a percentage of cost of revenues increased in 2004 compared to 2003 because we produced in 2004 a significantly greater percentage of PV modules, the manufacturing of which was more labor-intensive.
     Gross Profit. As a result of the foregoing, our gross profit increased significantly from $2.7 million in 2003 to $25.1 million in 2004. Our gross margin increased from 19.4% in 2003 to 29.5% in 2004.
     Operating Expenses. Our operating expenses increased significantly from $1.9 million in 2003 to $5.1 million in 2004. However, operating expenses as a percentage of our total net revenues decreased from 14.0% in 2003 to 6.0% in 2004. The increase in our operating expenses was due primarily to significant increases in our general and administrative expenses and selling expenses and, to a lesser extent, an increase in our research and development expenses.
•	Selling Expenses. Our selling expenses increased significantly from $0.6 million in 2003 to $1.8 million in 2004. However, selling expenses as a percentage of our total net revenues declined from 4.0% in 2003 to 2.1% in 2004. The increase in our selling expenses was due primarily to a significant increase in provision for warranties from $39,319 in 2003 to $0.8 million in 2004 as a result of our increased sales. We accrued 1.0% of our module revenues as warranty costs at the time revenue is recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $1.2 million in 2003 to $2.9 million in 2004. However, general and administrative expenses as a percentage of our total net revenues declined from 8.9% in 2003 to 3.4% in 2004. The increase in our general and administrative expenses was primarily due to increases in bank and other fees in connection with our increased export sales, amortization expenses for improvement of our rented offices, foreign exchange losses resulting from our trade accounts receivable, and provision for bad debts.

•	Research and Development Expenses. Our research and development increased significantly from $0.1 million in 2003 to $0.5 million in 2004. The increase was due primarily to increases in raw material costs related to research and development activities, salary and benefit expenses for our research and development personnel, and testing expenses paid to our research and development partners and other independent third parties. Research and development expenses as a percentage of our total net revenues declined from 1.1% in 2003 to 0.5% in 2004.
     Interest Expenses, net. Our net interest expenses increased significantly from $0.2 million in 2003 to $1.0 million in 2004 due primarily to our increased short-term borrowings in 2004, which was partially offset by a decrease in our average interest rate in 2004 because we were able to obtain a portion of our short-term borrowings in 2004 at below-market rate.

     Other Income. Other income increased by 79.4% from $93,094 in 2003 to $166,972 in 2004 due mainly to an increase in the portion of the government grants we received that we recognized as revenue.
     Tax Benefit. Our tax benefit increased significantly from $300,730 in 2003 to $611,447 in 2004 due primarily to an increase in deferred tax assets. The increase in deferred tax assets was due primarily to an increase in our manufacturing equipment, the depreciation of which was recorded over 10 years in accordance with PRC tax law. However, such depreciation is recorded over the estimated useful life of the asset in accordance with U.S. GAAP, and the estimated useful life for our manufacturing equipment is five years. The amount that was not recorded as depreciation in accordance with PRC tax law was recorded as deferred tax assets under U.S. GAAP and generated tax benefit. The increase was also attributable to increases in accrued warranty and government grants, which were recorded as deferred tax assets under U.S. GAAP and generated tax benefit.
     Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $0.9 million in 2003 to $19.8 million in 2004. Our net margin increased from 6.7% in 2003 to 23.2% in 2004.
B. Liquidity and Capital Resources
Liquidity and Capital Resources
     Cash Flows and Working Capital
     To date, we have financed our operations primarily through cash flows from operations, short-term and long-term bank borrowings, as well as equity contributions by our shareholders. As of December 31, 2005, we had $359.3 million in cash and cash equivalents, $52.2 million in short-term borrowings and $3.7 million in long-term borrowings. Our short-term bank borrowings outstanding as of December 31, 2005 bore average interest rates of 5.9%. Each of these borrowings has a term of one year, and expires at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative fundings in the future. As of December 31, 2005, we had a single long-term credit facility with a maximum borrowing amount of $6.2 million, of which $2.5 million was drawn on March 31, 2005 and $3.7 million was drawn on September 26, 2005. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% for the first drawing made on March 31, 2005, and 6.34% for the second drawing made on September 26, 2005. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.
     On October 25, 2005 and November 7, 2005, we obtained approximately $3.7 million and $0.7 million short-term bank borrowings, respectively, to make advance payments to our suppliers for raw materials. The first facility bears interest at a rate of 5.86%, contains no guarantee and is unsecured. The second facility bears interest at a rate of 5.48% and is unsecured but contains a guarantee provided by a third party vendor. We paid a nominal fee to the third party vendor to secure such guarantee.

     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2003	2004	2005
		(in thousands)
Net cash provided by operating activities	$716	$2,576	$22,622
Net cash used in investing activities	(3,026)	(13,129)	31,120
Net cash provided by financing activities	3,581	28,112	348,096
Net increase in cash and cash equivalents	1,272	17,563	340,202
Cash and cash equivalents at beginning of period	287	1,559	19,122
Cash and cash equivalents at end of period	$1,559	$19,122	$359,324
     Operating Activities
     Net cash provided by operating activities increased significantly from $2.6 million in 2004 to $22.6 million in 2005, due primarily to a significant increase in the amount of cash provided by sales of our products. The increase was also attributable to share based compensation incurred in 2005, increases in depreciation and amortization, accounts payable, other payables and advances from customers. The increase was partially offset by increases in advances to suppliers and inventories. Net cash provided by operating activities in 2005 was mainly a result of net income of $30.6 million, as well as non-cash share-based compensation, which were partially offset by increases in inventories and advances to suppliers. Net cash provided by operating activities in 2004 was primarily because of net income of $19.8 million, which was partially offset by increases in inventories, advances to suppliers and accounts receivable at the end of the period exceeded those at the beginning of the period.
     Net cash provided by operating activities increased significantly from $0.7 million in 2003 to $2.6 million in 2004, due primarily to a significant increase in the amount of cash provided by sales of our products. The increase was also attributable to increases in accrued payroll, depreciation and amortization and accounts payable. The increase was partially offset by increases in inventories and accounts receivables. Net cash provided by operating activities in 2003 was a result of net income of $0.9 million, as well as non-cash depreciation and amortization of $1.2 million. Operating assets and liabilities also increased in line with overall trends and largely offset each other.
     Investing Activities
     Net cash used in investing activities increased significantly from $13.1 million in 2004 to $31.1 million in 2005, due primarily to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules, offset in part by a smaller increase in restricted cash. Increase in restricted cash was due to our increased use of letters of credit, which requires us to make restricted deposits with banks that issue such letters of credit.
     Net cash used in investing activities increased significantly from $3.0 million in 2003 to $13.1 million in 2004, due primarily to (i) a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules (ii) a significant increase in restricted cash as a result of our increased use of letters of credit. Our increased use of letters of credit was attributable to our increased purchases of raw materials in amounts from overseas suppliers in 2004.
     Financing Activities
     Net cash provided by financing activities increased significantly from $28.1 million in 2004 to $348.1 million in 2005, due primarily to the net proceeds from our initial public offering. In 2005, we received $320.0 million from our initial public offering and $80.0 million from the issuance of Series A preferred shares and paid $83.1 million for the return of capital upon our reorganization.
     Net cash provided by financing activities increased significantly from $3.6 million in 2003 to $28.1 million in 2004, due primarily to a significant increase in short-term bank borrowings. Net cash provided by financing activities, which consists of net proceeds from short-term borrowing remained stable at approximately $3.6 million in 2003.
     We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
Capital Expenditures
     We made capital expenditures of $2.5 million, $8.2 million and $29.7 million in 2003, 2004 and 2005, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. We estimate that our capital expenditures in 2006 will also be used primarily to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines and the construction of an administrative office building. We are in the process of upgrading our enterprise resource planning system, or ERP and expect that our new ERP system will become operational in June 2006.
C. Research and Development
Research and Development
     We focus our research and development activities principally on the development and implementation of more advanced and lower cost process technologies, as well as next-generation PV cells. Our research and development efforts enable us to lower the cost of raw materials, increase the conversion efficiency of our products, streamline manufacturing processes and increase economies of scale.

     We believe that the continual improvement of our technology is vital to maintaining our long term competitiveness. Therefore, we intend to continue to devote our management and financial resources in research and development. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technical officer, and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists, are all prominent experts in the PV industry.
     Our research and development center employs 76 personnel, including 28 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.
We have focused, and will continue to focus our research and development efforts in the following areas:
•	Increase Conversion Efficiencies. We are developing new technologies and designing more advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with high conversion efficiencies. We are enhancing the conversion efficiencies of PV cells through the “selective emitter” process, by which we improve the surface properties of PV cells so that the infrared and ultraviolet rays captured are more fully utilized. We are also working on reducing light shading by narrowing the metal grid in the front of a PV cell. We have eliminated certain manufacturing steps in our pilot manufacturing line, and are building a new manufacturing line capable of manufacturing monocrystalline silicon PV cells with a target conversion efficiency rate of 18.0% by the end of 2006 and of 20.0% by 2008. Since October 2005, by using our pilot manufacturing line equipped with our latest technology, we have been able to produce PV cells with an average conversion efficiency rate of over 18.0%.

•	Reduce Silicon Usage by Using Thinner Silicon Wafers. We have reduced our silicon wafer thickness to the current 240 micron and are working towards thinning it further. Since thinning the wafers typically causes an increase in the breakage rate and cell warpage, for the short-term, we are working on a new metallization technology, which focuses on the application of metal electrodes to shade in order to improve light absorption and to reduce breakage rate. To this end, we are also redesigning tools and procedures used in our manufacturing process and working with suppliers to improve the quality of metallic pastes.

•	Utilize Low Cost Solar Grade Silicon. We are developing innovative silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing the conversion efficiencies of our products. We have produced PV cells with an 11.0% conversion efficiency rate using multicrystalline silicon wafers made from low-cost solar grade refined silicon materials. We are improving the refining process to produce higher quality silicon for the manufacturing of PV cells with higher conversion efficiencies. We are also designing the refining equipment and expect to have the pilot manufacturing line ready for operations in the second quarter of 2006.

•	Developing Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for next generation thin film PV cells on glass, which will significantly reduce the consumption of silicon materials and manufacturing costs.
     Our research and development expenditures were $147,759, $465,332 and $3,357,828 in 2003, 2004 and 2005, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2003 to December 31, 2005 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     As of December 31, 2005, we were contingently liable as guarantor with respect to borrowings by an ex-shareholder, Wuxi Shanhe Group, in an aggregate amount of $988,631. The underlying loan was matured and repaid on January 23, 2006. Since January 2004, we have provided guarantees for the entire principal amount, and any penalties to be incurred by the borrower in the event of any default. We had no recourse for recovery from third parties as a result of any payments by us under the guarantees. As of December 31, 2005, the carrying value of the guarantees was nil as the fair value of the guarantees was immaterial.
     Other than the above, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2005:

	Payment Due by Period
		Less than			More than 5
	Total	1 Year	1-3 Years	3-5 Years	Years
	(in thousands)
Long-term debt obligations	$3,717	—	$3,717	—	—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	396	233	163	—	—
Purchase obligations(1)	99,408	22,706	12,050	18,472	46,180
Other long-term liabilities reflected on the company’s balance sheet	2,619	—	—	—	$2,619

Total	$106,140	$22,939	$15,930	18,472	$48,799

(1)	Include commitments to purchase production equipment in the amount of $15.9 million and commitments to purchase raw materials in the amount of $4.0 million as well as future minimum obligation in the amount of $79.5 million under a 10-year supply agreement.

     Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.
G. Safe Harbor
     This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: expectations regarding the worldwide demand for electricity and the market for solar energy; the company’s beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term fossil fuel supply constraints; the importance of environmentally friendly power generation; expectations regarding governmental support for the deployment of solar energy; expectations regarding the scaling of the company’s manufacturing capacity; expectations with respect to the company’s ability to secure raw materials in the future; future business development, results of operations and financial condition; and competition from other manufacturers of PV products and conventional energy suppliers.
     This annual report on Form 20-F also contains data related to the PV market worldwide and in China taken from third party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
     The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of April 25, 2006.

Name	Age	Position/ Title
Zhengrong Shi	43	Chairman of the board of directors, chief executive Officer
Chengyu Fu	55	Independent director
Jingjia Ji	51	Director
Jason E. Maynard	34	Independent director
Zhi Zhong Qiu	51	Independent director
Songyi Zhang	50	Independent director
Weiguo Zhang	64	Director, vice general manager
Amy Yi Zhang	39	Chief financial officer
Graham Artes	51	Chief operating officer
Stuart R. Wenham	49	Chief technical officer
Guangchun Zhang	49	Deputy research director of research and development
Tihu Wang	43	Vice general manager
Yichuan Wang	63	Manager of PV cell research and development department
     Dr. Zhengrong Shi is our founder, chairman of our board of directors and our chief executive officer. Prior to founding our company in 2001, he was a research director and executive director of Pacific Solar Pty., Ltd., an Australian PV company engaged in the commercialization of next-generation thin film technology, from 1995 to 2001. From 1992 to 1995, he was a senior research scientist and the leader of the Thin Film Solar Cells Research Group in the Centre of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the only government-sponsored PV industry research center in Australia. Dr. Shi is the inventor for 11 patents in PV technologies and has published or presented a number of articles and papers in PV-related scientific magazines and at conferences. Dr. Shi received a bachelor’s degree in optical science from Jilin University in China in 1983, a master’s degree in laser physics from the Shanghai Institute of Optics and Fine Mechanics, the Chinese Academy of Sciences in 1986, and a Ph.D degree in electrical engineering from the University of New South Wales in Australia in 1992.
     Mr. Chengyu Fu is a director of our company. Since October 2003, Mr. Fu has served as the president of China National Offshore Oil Corporation, a PRC state-owned enterprise, as well as the chairman of the board of directors and the chief executive officer of CNOOC Limited, a Hong Kong limited liability company. Mr. Fu has over 30 years of experience in the oil industry in the PRC. Mr. Fu received his bachelor’s degree in geology from Northeast Petroleum Institute in China, and a master’s degree in petroleum engineering from the University of Southern California in the United States.
     Dr. Jingjia Ji is a director and senior research scientist of our company and has been with our company since 2003. From 1995 to 2002, Dr. Ji worked as a senior research scientist in Pacific Solar Pty., Ltd.. From 1991 to 1994, he worked at the University of New South Wales as a senior research assistant. From 1985 to 1990, he worked in the Shanghai Institute of Organo-Fluorine Materials in China as the head of the department of chemical engineering. Dr. Ji received his bachelor’s degree in chemical engineering from the East China Institute of Chemical Technology in China in 1983, and a Ph.D degree in industrial chemistry from the University of New South Wales in Australia in 1994.
     Mr. Jason E. Maynard is a director of our company. He is the managing director of the Asian Special Situations Group at Goldman Sachs (Asia) LLC. Mr. Maynard has over 13 years of experience with distressed and high-yield investments and corporate restructurings, with a recent focus on Asian industrial companies (excluding Japan). Mr. Maynard joined Goldman Sachs (Asia) LLC as an executive director in 1999. Previously, he held positions at Merrill Lynch Asia Pacific in 1998, Chase Manhattan Asia from 1996 to 1998 and Citicorp International from 1992 to 1996. Mr. Maynard received his bachelor’s degree in East Asia political economy from Hamilton College in the United States in 1992.
     Mr. Zhi Zhong Qiu is a director of our board of directors. He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of the DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund. Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China. From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB. From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, the CSFB’s financial derivatives affiliate. Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University in the United States, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.
     Mr. Songyi Zhang is a director of our company. He is an advisory director of Morgan Stanley, Hong Kong and a director of SINA Corporation, a China-based Internet media company quoted on the Nasdaq. Through his investment vehicle, Mandra Capital, he is the controlling shareholder of Mandra Forestry Finance Limited, a joint venture that Mr. Zhang set up with Morgan Stanley and the Toronto Stock Exchange-listed Sino-Forest Corporation to acquire and manage commercial forestry plantations in China. Previously, he was a managing director of Morgan Stanley in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group, and co-head of its Asia Power and Utilities/Infrastructure Group. Prior to that, he was an attorney at Milbank, Tweed, Hadley & McCloy LLP in its Banking/Project Finance Group. Mr. Zhang received his J.D. degree from Yale Law School in 1985.
     Mr. Weiguo Zhang is a director and the vice general manager of our company. From 2000 to 2001, he worked in Wuxi Trust Investment Co., Ltd. and was in charge of operations for its high-tech risk investment fund. From 1985 to 2002, he worked as the manager of Jiangsu International Trust and Investment Company, Wuxi Branch, and was responsible for various departments including operation, chartering, comprehensive planning and investment. Mr. Zhang received his bachelor’s degree in finance from People’s University of China in 1966.
     Ms. Amy Yi Zhang has been our chief financial officer since August 2005. From 2004 to 2005, she was a director and the chief financial officer of Deloitte Consulting China, and was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor’s degree in Nanjing University in China in 1989 and her master’s degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.
     Mr. Graham Artes has been our chief operations officer since September 2005. Mr. Artes has over 30 years of experience in service, production and sales management in the United Kingdom as well as in other international operations. From 2001 to August 2004, he served as the technical plant manager of Kuttler Automation Systems (Suzhou) Co, Ltd., a manufacturer of handling and chemical processing equipment for the printed circuit board industry. From 1998 to 2001, Mr. Artes served as the vice president and technical director of manufacturing for GTY PCB machine manufacturer. Mr. Artes studied mechanical engineering in Abbey Road Technical and Engineering College in the United Kingdom.
     Dr. Stuart Wenham has been our chief technical officer since July 2005. He is also currently a Scientia Professor and the Director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, at the University of New South Wales in Australia. From 1995 to 2004, he was the co-director of Research at Pacific Solar Pty. Ltd. From 1999 to 2003, he was the head of School for Photovoltaic Engineering and the director of the Key Centre for Photovoltaic Engineering at the University of New South Wales. From 1996 to 1998, he was the head of the Electronics Department and from 1991 to 1998, the associate director of the Photovoltaics Special Research Centre, also at the University of New South Wales. In 1999, Dr. Wenham received The Australia Prize for Energy Science and Technology and in 1998, the Chairman’s Award at the Australian Technology Awards, in both cases jointly with Martin A. Green. Dr. Wenham received his Ph.D. degree in electrical engineering and computer science from the University of New South Wales in Australia in 1986.
     Mr. Guangchun Zhang is our deputy research director of research and development and has been with our company since November 2005. Prior to joining us, from January 2003 to October 2005, Mr. Zhang had been a professional officer at the Centre for Photovoltaic Engineering and the School for Photovoltaic Engineering at the University of New South Wales. From 1997 to 2002, Mr. Zhang had been a research engineer at Technology Development Group and was seconded to Pacific Solar Pty. Limited from the University of New South Wales. From 1994 to 1996, he worked at the Photovoltaics Special Research Centre and the Centre for Photovoltaic Devices and System, also at the University of New South Wales. From 1982 to 1994, Mr. Zhang taught and researched in the School of Electronic Engineering at Shandong Polytechnic University in China, first as an assistant lecturer, then as a lecturer and finally as an associate professor. Mr. Zhang received his bachelor degree and his master degree in 1982 and 1988, respectively, from the School of Electronic Engineering at Shandong Polytechnic University.
     Dr. Tihu Wang is a vice general manager of our research and development department and has been with our company since April 2006. From 1991 to March 2006, he worked as a project leader in National Renewable Energy Laboratory, the United States and was responsible for silicon material research. From 1988 to 1991, Dr. Wang worked in the General Research Institute for Non-Ferrous Metals in China, and was mainly responsible for silicon crystal growth project. Dr. Wang received a bachelor’s degree in physics from Xiamen University in China in 1982, a master’s degree in materials sciences from the General Research Institute for non-Ferrous Metals in China in 1991, and a Ph.D degree in applied physics from Colorado School of Mines in the United States in 1992.
     Mr. Yichuan Wang is a manager of our PV cell research and development department and has been with our company since 2001. From 1979 to 2001, he worked at Yunnan Semiconductor Co., Ltd. on the research, development and manufacturing of PV products. From 1996 to 2000, he worked on sci-tech planning projects organized by the PRC Ministry of Science and Technology. In 1984, he participated in the introduction of PV cells manufacturing line with an annual production of 500 KWh. Mr. Wang received his bachelor’s degree in physics from Yunnan University in China in 1968.

     The address of our directors and executive officers is c/o Suntech Power Holdings Co., Ltd., 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
     In 2005, the aggregate cash compensation to our executive officers, including all the directors, was $303,014. For options granted to officers and directors, see “—2005 Equity Incentive Plan.”
2005 Equity Incentive Plan
     We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. Our equity incentive plan provides for the grant of options as well as restricted shares, referred to as “awards.” The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
     Termination of Awards. Options and restricted shares shall have specified terms set forth in an award agreement. Options will be exercisable following the recipient’s termination of services with us, or the recipient’s disability or death, if the options are not exercised or purchased on the last day of the specified period or the last day of the original term of the options, whichever occurs first they will terminate.
     Administration. Our 2005 equity incentive plan is administered by the compensation committee of our board of directors. The committee will determine the provisions, terms and conditions of each option grant, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.
     Option Exercise. The term of options granted under the 2005 equity incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the 2005 equity incentive plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our 2005 equity incentive plan, or any combination of the foregoing methods of payment.
     Third-party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding share options or restricted shares will be assumed or equivalent share options or restricted shares will be substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for the share options or restricted shares, all share options or restricted shares will become fully vested and exercisable immediately prior to such transaction and all unexercised options will terminate unless, in either case, the options are assumed by the successor corporation or its parent.
     Amendment and Termination of Plan. Our board of directors may at any time amend, suspend or terminate our 2005 equity incentive plan. Amendments to our 2005 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2005 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2005 equity incentive plan shall continue in effect for a term of five years from the date of adoption.
     Our board of directors authorized the issuance of up to 13,503,991 ordinary shares upon exercise of awards granted under our 2005 equity incentive plan. The 13,503,991 ordinary shares include the 4,699,383 ordinary shares issuable upon the exercise of options granted by Suntech BVI and assumed by us. The following table summarizes, as of April 25, 2006, our outstanding options.

	Ordinary Shares	Exercise
	Underlying Outstanding	Price
Name	Option	($/Share)	Grant Date	Expiration Date
Certain of our consultants and capital contributors	4,699,383	$2.3077	May 6, 2005	May 6, 2010
Zhengrong Shi	1,500,000	6.922	September 5, 2005	September 5, 2010
Weiguo Zhang	1,000,000	6.922	September 5, 2005	September 5, 2010
Jingjia Ji	500,000	6.922	September 5, 2005	September 5, 2010
Amy Yi Zhang	240,000	6.922	September 5, 2005	September 5, 2010
Graham Artes	200,000	6.922	September 5, 2005	September 5, 2010
Stuart R. Wenham	200,000	6.922	September 5, 2005	September 5, 2010
Yichuan Wang	150,000	6.922	September 5, 2005	September 5, 2010
Jason E. Maynard	50,000	6.922	September 5, 2005	September 5, 2010
Zhi Zhong Qiu(1)	50,000	6.922	September 5, 2005	September 5, 2010
Other employees as a group(2)	2,020,000	6.922	September 5, 2005	September 5, 2010
Other consultants as a group(3)	200,000	$6.922	September 5, 2005	September 5, 2010

Total:	10,809,383

(1)	Mr. Qiu was granted options to purchase 50,000 ordinary shares in his capacity as a consultant prior to his joining our board of directors upon the completion of our initial public offering.

(2)	None of these employees is a director or an officer of our company.

(3)	Excludes options to purchase 50,000 ordinary shares granted to Mr. Qiu, but includes options to purchase 50,000 ordinary shares granted to a consultant of our company who was a director of our company at the date of the grant.
C. Board Practices
Committees of the Board of Directors

     Audit Committee
     Our audit committee consists of Mr. Zhi Zhong Qiu, Dr. Zhengrong Shi and Mr. Songyi Zhang and is chaired by Mr. Songyi Zhang, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. Messrs. Zhi Zhong Qiu and Songyi Zhang satisfy the “independence” requirements of the NYSE Rules. Our audit committee will consist solely of independent directors within one year of our initial public offering. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.
     Our audit committee was formed upon the completion of our initial public offering on December 19, 2005 and did not hold any meeting in 2005.
     Compensation Committee
     Our compensation committee will consist of Messrs. Chengyu Fu and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
     Our compensation committee was formed upon the completion of our intial public offering on December 19, 2005 and did not hold any meeting in 2005.
     Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee will consist of Messrs. Jason E. Maynard and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
     Our corporate governance and nominating committee was formed upon the completion of our intial public offering on December 19, 2005 and did not hold any meeting in 2005.

Duties of Directors
     Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
     Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
Employment Agreements
     We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.
     Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.
D. Employees
Employees
     We had 205, 852 and 1,374 employees as of December 31, 2003, 2004 and 2005, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2005:

	Number of Employees	Percentage of Total
Manufacturing and engineering	967	70.4%
Quality assurance	113	8.2
General and administration	79	5.7
Purchasing and logistics	73	5.3
Research and development	76	5.6
Marketing and sales	39	2.8
Others	27	2.0

Total	1,374	100.0%

     From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
     Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2005, 141 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodical training every year.
     We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 22%, 8%, 8%, 2%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 25, 2006, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Zhengrong Shi(3)	66,500,000	44.97
Jason E. Maynard(4)	10,806,787	7.33
Zhi Zhong Qiu(5)	5,476,728	3.71
Weiguo Zhang(6)	333,333	3.71
Jingjia Ji(7)	166,667	0.11
Amy Yi Zhang(8)	80,000	0.05
Graham Artes(9)	66,667	0.05
Stuart R. Wenham(10)	66,667	0.05
Yichuan Wang(11)	50,000	0.03
All directors and executive officers as a group	83,546,849	56.15
Principal Shareholders:
D&M Technologies Limited(12)	66,000,000	44.75
Goldman Sachs (Asia) Finance(13)	10,790,120	7.32

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 147,487,707 ordinary shares outstanding as of April 25, 2006, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Includes 67,500,000 ordinary shares held by D&M Technologies Limited and 500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)	Includes 10,790,120 ordinary shares held by Goldman Sachs (Asia) Finance and 16,667 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Jason E. Maynard. Mr. Maynard, a managing director of Goldman Sachs (Asia) Finance, disclaims beneficial ownership of shares held by Goldman Sachs (Asia) Finance except to the extent of his pecuniary interest in these shares. Mr. Maynard’s business address is c/o Goldman Sachs (Asia) Finance, 68th Floor, Cheung Kong Center, 2 Queens Road Central, Hong Kong.

(5)	Includes 5,460,061 ordinary shares held by DragonTech Energy Investment Limited and 16,667 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Zhi Zhong Qiu. Mr. Qiu, a director of DragonTech Energy Investment Limited, disclaims beneficial ownership of shares held by DragonTech Energy Investment Limited except to the extent of his pecuniary interest in these shares. Mr. Qiu’s business address is c/o DragonTech Energy Investment Limited, Room 2503, Alexandra House, 18 Chater Road, Central, Hong Kong.

(6)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Zhang.

(7)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Ji.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Ms. Zhang.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Artes.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Wenham.

(11)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Wang.

(12)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(13)	Represents 10,790,120 ordinary shares held by Goldman Sachs (Asia) Finance. Goldman Sachs (Asia) Finance is a wholly-owned subsidiary of Goldman Sachs Group, Inc., which is a public company listed on the New York Stock Exchange. The address of Goldman Sachs (Asia) Finance is Suite 802, St James Court, St Denis Street, Port Louis, Mauritius.
     As of April 25, 2006, approximately 20.6% of our outstanding ordinary shares are held by one record holder in the United States.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
     After the completion of our initial public offering on December 19, 2005, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since January 1, 2003.
Transactions with Dr. Zhengrong Shi
     Dr. Zhengrong Shi is our founder, chairman of our board of directors and our chief executive officer. Our predecessor company, Suntech China, was established in January 2001 by certain PRC companies and Power Solar System Pty. Ltd., or PSS, a company wholly-owned by Dr. Shi, with PSS owning 25% of its equity interests. In October 2004, PSS’ ownership in Suntech China increased to 31.389% after it purchased an additional 6.389% of the equity interests in Suntech China from another shareholder. In January 2005, Suntech BVI was founded by Dr. Shi and Million Power Finance Ltd., or Million Power, with Dr. Shi and Million Power owning 60% and 40% of the equity interests in Suntech BVI, respectively. Suntech BVI acquired 100.0% of the equity interests in Suntech China through a series of transactions between April 2005 and May 2005. These transactions, including Suntech BVI’s acquisition of the entire ownership interest in PSS from Dr. Shi for $1,000 and 13,500,000 ordinary shares of Suntech BVI, have been accounted for as a reorganization of entities in a manner similar to pooling-of-interest. This is because no single shareholder or group of shareholders acting in concert controlled Suntech China either prior to and after Suntech BVI’s acquisition of all equity interest of Suntech China.

Transactions with Certain Directors, Shareholders and Affiliates
     We have historically made cash advances to certain directors and shareholders and have purchased raw materials from certain affiliates.
     As of December 31, 2004 and 2005, amounts due from related parties were $265,199 and $nil, respectively. Amounts due from related parties as of December 31 2004 included (i) cash advances to Mr. Yanren Li, who used to be a member of our board of directors, and Dr. Shi, and (ii) trade and other receivables from our affiliate, Wuxi Shangneng, in which we had owned 50% of its equity interests until August 2005, when it became our wholly-owned subsidiary. Amounts due from related parties as of December 31, 2004 also included other receivables from one of Wuxi Shangneng’s shareholders, Wuxi Jinwei Solar Energy Technical Co. All cash advances to Dr. Shi were repaid by Dr. Shi in full in October 2005. These amounts were unsecured, interest free and had no fixed repayment terms. All cash advances to Mr. Li had been repaid as of July 31, 2005. We will not make such cash advances to any of our directors or shareholders in the future.
     As of December 31, 2004 and 2005, amounts due to related parties were $149,341 and $468,220, respectively. Amounts due to related parties as of December 31, 2004 and 2005 included (i) payroll payable to Mr. Li and Dr. Shi, and (ii) trade payables to Wuxi Shangneng and Jiangsu Huariyuan.
     In 2003, 2004 and 2005 (up to the date when Wuxi Shangneng became our wholly-owned subsidiary), we purchased raw materials from Wuxi Shangneng in amounts of $nil, $27,085 and $38,311, respectively. In April 2005, we acquired 25.0% of the equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd., or Jiangsu Huariyuan, a silicon ingot manufacturer located in Jiangsu province, China. From April 2005 to December 31, 2005, we purchased silicon ingots from Jiangsu Huariyuan in the amount of $1,142,692.
     As of December 31, 2005, we were contingently liable as guarantor with respect to three separate borrowings by an ex-shareholder, Wuxi Shanhe Group, in an aggregate amount of $1.0 million. As of December 31, 2003, 2004 and 2005, $2.9 million, $1.9 million and $1.0 million, respectively, of our short-term bank borrowings were guaranteed by Wuxi Shanhe Group.
     On August 25, 2005, we, through Suntech China, acquired an additional 50% of the equity interests in Wuxi Shangneng for $123,449. We merged Wuxi Shangneng into Suntech China and liquidated Wuxi Shangneng in early 2006.
Issuance and Sale of Series A Preferred Shares
     In May 2005, Suntech BVI sold a total of 34,667,052 Series A preferred shares in a private placement at a price of $2.3077 per share for an aggregate of $80.0 million. The investors in our Series A preferred share private placement consisted of Goldman Sachs (Asia) Finance, which purchased 10,790,120 shares, DragonTech Energy Investment Limited, which purchased 5,460,061 shares, Actis China Investment Holdings No. 4 Ltd., which purchased 5,416,727 shares, Financiere Natexis Singapore 3 Pte., Ltd., which purchased 4,766,720 shares, Bestmanage Consultants Ltd. which purchased 4,333,381 shares, and Prax Capital Fund 1, LP, which purchased 3,900,043 shares. Two members of our board of directors were appointed by Series A preferred shareholders. The $80.0 million proceeds from our Series A preferred financing were used primarily to purchase equity interests in

Suntech China from certain previous equity holders. The purchases occurred concurrently with the Series A private placement. Series A preferred shares were converted into our ordinary shares on the completion of our initial public offering. Each of our Series A preferred shares was converted into one ordinary share.
     Holders of former Series A preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration.
Equity Incentive Plan
     See Item 6.B., “—2005 Equity Incentive Plan.”
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
     We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
     We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
     Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing
A. Offering and Listing Details.
     Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.”
     In 2005 (December 14, 2005 through December 31, 2005), the trading price of our ADSs on New York Stock Exchange ranged from $19.00 to $28.30 per ADS.
     The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for (1) the first quarter in 2006 and each quarter in 2005, and (2) each of the past six months.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2005 (From December 14, 2005)	28.30	19.00
First Quarter 2006	45.95	19.00

Monthly Highs and Lows
December 2005 (from December 14, 2005)	28.30	19.00
January 2006	45.95	25.50
February 2006	44.25	30.20
March 2006	39.00	31.51
April 2006 (through April 25)	41.50	32.10
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information

A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on November 7, 2005.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
Foreign Currency Exchange
     Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;
     Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.
     Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.
E. Taxation
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
     The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
          The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
          Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
          With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
          To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of Shares
          Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
A Non-U.S. corporation is considered a passive foreign investment company (“PFIC”) for any taxable year if either
•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
          We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
          We believe that we were not a PFIC for our taxable year ended December 31, 2005, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
          If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules: the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares, the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
          The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
          Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential dividend rates with respect to “qualified dividend income” would not apply.
          The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC, provided the ADSs were traded in sufficient quantities.
          If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
          Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display
          We have previously filed with the Commission our registration statement on Form F-1, as amended.
          We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
          Our financial statements have been prepared in accordance with U.S. GAAP.
          We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I.	Subsidiary Information

          For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company – Organizational Structure”.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
          Foreign Exchange Risk
          A substantial portion of our sales is currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2005, we held $1.7 million in accounts receivable, of which $735,733 was denominated in U.S. dollars. Assuming we had converted the U.S. dollar denominated accounts receivable of $735,733 as of December 30, 2005 into Renminbi at the exchange rate of $1.00 for RMB8.0702 as of December 30, 2005, the accounts receivable would have been RMB5.9 million. Assuming a 10% appreciation of the Renminbi against the U.S. dollar, our accounts receivable denominated in U.S. dollars would have decreased by $73,573 to $809,306 million as of December 31, 2005.
          We recorded net foreign currency gain of $3,961 and $24,678 in 2003 and 2004, respectively, but recorded net foreign exchange loss of $883,541 in 2005 due to the appreciation of the U.S. dollar against Euro. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. We anticipate that the effect of our exposure to foreign exchange risk will be reduced through hedging arrangements we adopted in February 2006; such arrangements include forward exchange contracts and foreign currency option contracts. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
          Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
          Interest Rate Risk
          Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term bank borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.
Item 12. Description of Securities Other than Equity Securities
          Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None of these events occurred in any of the years ended December 31, 2003, 2004 and 2005.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
          We completed our initial public offering of 30,377,000 ordinary shares, in the form of ADSs, at $15.00 per ADS on December 19, 2005, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $342.3 million, of which we received net proceeds of $321.8 million. The effective date of our registration statement on Form F-1 (File number: 333-129367) was December 13, 2005. Credit Suisse and Morgan Stanley were the joint global coordinators and book runners for the global offering of our ADSs.
          The net proceeds from our initial public offering have been allocated as follows:
•	approximately $100.0 million to purchase or prepay for raw materials;

•	approximately $40.0 million to expand our manufacturing lines for the production of PV cells and modules; and

•	approximately $20.0 million to enhance our research and development efforts.
          The remaining of the net proceeds will be used for general corporate purposes, including funding our working capital needs. As of December 31, 2005, our cash resources amounted to $359.3 million, comprising of cash on hand and demand deposits.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
          Our Chief Executive Officer and our Chief Financial Officer have performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within 90 days prior to the date of this report, and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations.
Changes in Internal Controls
          No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.
Item 16A. Audit Committee Financial Expert
          Our Board of Directors has determined that Songyi Zhang qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee except for Dr. Zhengrong Shi is an “independent director” as defined in the Nasdaq Marketplace Rules. We intend to have an independent audit committee before the first anniversary of our initial public offering.
Item 16B. Code of Ethics
          Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.suntech-power.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16C. Principal Accountant Fees and Services
          The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2003	2004	2005
Audit fees(1)	—	—	$1,434,000
Tax Fees(2)	—	—	$100,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, review of the comparative interim financial statements for the nine months ended September 30, 2005 and audit of our historical financial statements for each of the three years ended December 31, 2004 in connection with our initial public offering in 2005.

(2)	“Tax fees” include fees billed for tax consultations.
          The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
          None.
PART III
Item 17. Financial Statements
          We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
          The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Independent Auditors’ Report

•	Consolidated Balance Sheets as of December 31, 2004 and 2005

•	Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003, 2004 and 2005

•	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

•	Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit Number	Description of Document
1.1
Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

1.2
Form of Second Amended and Restated Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

2.1
Specimen Certificate for Ordinary Shares of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

2.2
Form of American Depositary Receipt of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

2.3
Form of Deposit Agreement among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.1
Share Purchase Agreement, dated as of April 29, 2005, among the Power Solar System Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.2
Sale and Purchase Agreement in relation to the entire issued share capital of Power Solar System Co., Ltd. dated as of August 29, 2005 among Suntech Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.3
Agreement for the Transfer and Assumption of Obligations under the Share Purchase Agreement and the Right of First Refusal and Co-Sale Agreement dated as of August 29, 2005 among Suntech Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.4
Long-term Loan Agreement between Wuxi Suntech Solar Power Company Limited and Industrial and Commercial Bank of China, Wuxi Branch dated March 31, 2005 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.5	RMB Loan Agreement (Short-term) between Wuxi Suntech Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated April 30, 2005

(incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.6
Foreign Currency Loan Agreement between Wuxi Suntech Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated January 31, 2005 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.7
Amended and Restated 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.8
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.9
Form of Employment and Confidentiality Agreement between Suntech Power Holdings Co., Ltd. and senior executive officers of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.10
Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.

	By	/S/ Zhengrong Shi
Name: Dr. Zhengrong Shi
Title: Chief Executive Officer

Date: April 27, 2006

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:
     We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005 and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 11, 2006

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2004	2005
	$	$
ASSETS
Current assets:
Cash and cash equivalents	19,122,090	359,324,290
Restricted cash	5,995,477	7,997,225
Inventories	17,472,429	40,427,815
Accounts receivable, net of allowance for doubtful accounts of $159,318 and $243,013 in 2004 and 2005	5,252,725	1,659,445
Other receivable, net of allowance for doubtful accounts of $14,064 and $12,434 in 2004 and 2005	233,165	2,407,875
Value-added tax recoverable	1,222,634	338,998
Advances to suppliers	2,195,265	24,001,202
Amounts due from related parties	265,199	—
Deferred tax assets	154,504	322,481

Total current assets	51,913,488	436,479,331
Property, plant and equipment, net	13,211,346	39,717,333
Intangible assets, net	2,412,754	2,922,989
Goodwill	—	135,343
Investments in affiliates	69,402	1,059,103
Non-current receivables	42,233	—
Deferred tax assets	818,854	1,350,368

TOTAL ASSETS	68,468,077	481,664,467

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	34,441,687	52,193,048
Accounts payable	2,864,263	3,522,221
Other payables	202,307	4,769,722
Payables in respect of purchase of property, plant and equipment	75,878	550,093
Advances from customers	374,139	3,059,206
Accrued payroll and welfare	57,037	1,408,393
Government grants	2,060,049	4,106,444
Amounts due to related parties	149,341	468,220
Income tax payable	—	1,898,435

Total current liabilities	40,224,701	71,975,782
Long-term bank borrowings	—	3,717,360
Accrued warranty costs	847,580	2,619,104

Total liabilities	41,072,281	78,312,246

Commitments and contingencies (Note 18)
Minority interest	—	1,429,102
Shareholders’ equity:
Ordinary share of par value $0.01: authorized 465,332,947 shares; 90,000,000 shares issued and outstanding as of December 31, 2004; 147,487,707 shares issued and outstanding as of December 31, 2005	900,000	1,474,877
Additional paid-in capital	7,108,868	364,043,762
Deferred compensation	—	(12,716,132)
Retained earnings	19,380,188	47,602,672
Accumulated other comprehensive income	6,740	1,517,940

Total shareholders’ equity	27,395,796	401,923,119

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,468,077	481,664,467

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENTS
(In U.S. dollars, except share data)

	Years Ended December 31,
	2003	2004	2005
	$	$	$
Net revenues:
PV cells	9,741,119	7,331,577	54,653,423
PV modules	4,104,408	77,898,293	170,128,460
PV system integration	42,784	57,667	1,218,267

Total net revenues	13,888,311	85,287,537	226,000,150

Cost of revenues:
PV cells	7,695,484	5,269,342	35,440,452
PV modules	3,467,220	54,861,953	121,183,426
PV system integration	32,977	43,108	814,280

Total cost of revenues	11,195,681	60,174,403	157,438,158

Gross profit	2,692,630	25,113,134	68,561,992

Selling expenses	558,886	1,749,800	3,667,261
General and administrative expenses	1,233,817	2,889,026	18,874,277
Research and development expenses	147,759	465,332	3,357,828

Total operating expenses	1,940,462	5,104,158	25,899,366

Income from operations	752,168	20,008,976	42,662,626
Interest expenses	(226,592)	(1,036,442)	(7,907,323)
Interest income	5,948	57,143	296,612
Other income (expense)	93,094	166,972	(758,245)

Income before income taxes	624,618	19,196,649	34,293,670
Tax benefit (expenses)	300,730	611,447	(3,752,679)

Net income after taxes before minority interest and equity in (loss) earnings of affiliates	925,348	19,808,096	30,540,991
Minority interest	—	—	(33,915)
Equity in (loss) earnings of affiliates	—	(51,421)	121,408

Net income	925,348	19,756,675	30,628,484
Deemed dividend on Series A redeemable convertible preferred shares	—	—	(2,406,000)

Net income attributable to holders of ordinary shares	925,348	19,756,675	28,222,484

Net income per share:
Basic	$0.01	$0.22	$0.31

Diluted	$0.01	$0.22	$0.26

Shares used in computation:
Basic	90,000,000	90,000,000	92,047,507

Diluted	90,000,000	90,000,000	116,825,138

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

							Accumulated
			Additional			Retained	Other
	Ordinary		Paid-in	Deferred	Subscription	Earnings	Comprehensive
	Shares		Capital	compensation	receivable	(Deficit)	Income	Total
	Number	$	$		$	$	$	$
Balance at January 1, 2003	90,000,000	900,000	7,108,868	—	(876,165)	(1,301,835)	2,341	5,833,209
Net income	—	—	—	—	—	925,348	—	925,348
Foreign currency translation adjustments	—	—	—	—	—	—	470	470

Balance at December 31, 2003	90,000,000	900,000	7,108,868	—	(876,165)	(376,487)	2,811	6,759,027
Collection of subscription capital	—	—	—	—	876,165	—	—	876,165
Net income	—	—	—	—	—	19,756,675	—	19,756,675
Foreign currency translation adjustments	—	—	—	—	—	—	3,929	3,929

Balance at December 31, 2004	90,000,000	900,000	7,108,868	—	—	19,380,188	6,740	27,395,796

Return of capital upon re-organization	—	—	(74,459,423)	—	—	—	—	(74,459,423)
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	—	(2,406,000)	—	(2,406,000)
Issuance of ordinary shares pursuant to initial public offering	22,820,655	228,207	319,943,822	—	—	—	—	320,172,029
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	34,667,052	346,670	82,059,429	—	—	—	—	82,406,099
Share based compensation	—	—	29,391,066	(22,150,680)	—	—	—	7,240,386
Amortization of deferred compensation	—	—	—	9,434,548	—	—	—	9,434,548
Net income	—	—	—	—	—	30,628,484	—	30,628,484
Foreign currency translation adjustments	—	—	—	—	—	—	1,511,200	1,511,200

Balance at December 31, 2005	147,487,707	1,474,877	364,043,762	(12,716,132)	—	47,602,672	1,517,940	401,923,119

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years Ended December 31,
	2003	2004	2005
	$	$	$
Operating activities:
Income attributable to holders of ordinary shares	925,348	19,756,675	28,222,484
Deemed dividend on Series A redeemable convertible preferred shares	—	—	2,406,000

Net income	925,348	19,756,675	30,628,484
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	33,915
Share based compensation	—	—	16,674,934
Depreciation and amortization	1,182,390	1,970,475	3,873,053
Deferred taxes	(300,745)	(611,465)	(680,959)
Loss on disposal of property, plant and equipment	—	16,151	320,659
Provision for doubtful receivables	32,593	85,415	82,065
Equity in loss (earnings) of affiliates	—	51,421	(121,408)
Changes in operating assets and liabilities:
Inventories	(2,137,869)	(14,125,206)	(22,722,600)
Accounts receivable	(858,075)	(2,846,672)	4,146,524
Other receivable	(174,466)	(20,535)	(2,166,103)
Value-added tax recoverable	(99,464)	(1,088,922)	883,636
Advances to suppliers	(102,594)	(2,006,768)	(21,582,465)
Amounts due from related parties	28,531	(206,196)	265,199
Accounts payable	2,054,131	677,133	601,116
Other payables	42,410	(75,689)	4,325,857
Advances from customers	21,469	187,233	2,681,899
Accrued payroll and welfare	7,211	21,757	1,346,955
Income tax payable	—	—	1,898,435
Amounts due to related parties	86,587	12,230	318,879
Accrued warranty costs	39,319	779,236	1,771,524
Non-current receivables	(30,417)	(1)	42,233

Net cash provided by operating activities	716,359	2,576,272	22,621,832

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	—	—	(587,655)
Purchases of property, plant and equipment	(2,546,544)	(8,232,571)	(29,058,708)
Purchases of intangibles	(241,642)	(1,144,346)	(639,988)
Proceeds from disposal of property, plant and equipment	—	9,605	27,136
Government grants	—	2,060,049	2,046,395
Investments in affiliates	—	(120,823)	(905,837)
Increase in restricted cash	(237,915)	(5,700,966)	(2,001,748)

Net cash used in investing activities	(3,026,101)	(13,129,052)	(31,120,405)

(Continued)

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years Ended December 31,
	2003	2004	2005
	$	$	$
Financing activities:
Net proceeds from issuance of ordinary shares	—	—	320,172,029
Net proceeds from short-term bank borrowings	3,581,206	27,236,121	15,273,121
Proceeds from long-term bank borrowings	—	—	6,195,600
Proceeds from subscription receivable	—	876,165	—
Return of capital upon reorganization	—	—	(83,056,473)
Proceeds from shareholder loan	—	—	8,597,050
Net proceeds from issuance of preferred shares	—	—	80,000,099
Contribution from minority shareholder of a subsidiary	—	—	914,952

Net cash provided by financing activities	3,581,206	28,112,286	348,096,378

Effect of exchange rate changes	470	3,929	604,395

Net increase in cash and cash equivalents	1,271,934	17,563,435	340,202,200
Cash and cash equivalents at the beginning of the year	286,721	1,558,655	19,122,090

Cash and cash equivalents at the end of the year	1,558,655	19,122,090	359,324,290

Supplemental disclosure of cash flow information:
Interest paid	226,593	997,946	2,254,371

Income taxes paid	—	—	2,499,623

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	173,201	75,878	550,093

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In U.S. dollars, except share data)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
     Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.
     Suntech Power and it subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products in the People’s Republic of China (the “PRC”) and overseas markets. During the years covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary established in the PRC, Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest.
     Suntech Power, through its subsidiary, Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interests in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.
     On August 8, 2005, the Company issued 1 share for par value of $0.01 on incorporation. On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of $0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests, and accordingly all share and per share data have been restated to give retroactive effect to this transaction. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.
     As of December 31, 2005, the Suntech Power’s subsidiaries include the following entities:

		Date of	Place of	Percentage
Subsidiary	Date of acquisition	incorporation	incorporation	of ownership
Power Solar BVI	N/A	June 23, 2000	BVI	100%

Power Solar System Pty. Ltd.	N/A	June 23, 2000	Australia	100%

Eucken Capital Limited	N/A	February 9, 2005	BVI	100%

Wuxi Suntech	N/A	January 22, 2001	PRC	100%

Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	87%

Qinghai Suntech Nima Power Co., Ltd. (“Qinghai Suntech”)	July 18, 2005	July 24, 2000	PRC	51%

Wuxi Shangneng Photovoltaic Sciences System Co., Ltd. (“Wuxi Shangneng”)	August 25, 2005	June 9, 2004	PRC	100%

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
     (a) Basis of presentation
     The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
     (b) Basis of Consolidation
     The consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.
     (c) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include reserve for obsolete inventory and allowance for doubtful receivables, the useful lives of and impairment for property, plant and equipment and intangible assets, accruals for warranty costs, valuation allowance of deferred tax assets and impairment of goodwill.
     (d) Cash and cash equivalents and restricted cash
     Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
     Restricted cash represents bank deposits for securing letter of credit facilities granted to the Company. The Company has classified as restricted certain cash and cash equivalents that are not available for use in its operations.
     (e) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method.
     (f) Property, plant and equipment
     Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
     Costs incurred in constructing new facilities, including progress payments and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciated from that time.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (g) Intangible assets
     Technical know-how is carried at cost less accumulated amortization. The technical know-how comprises the design of the PV manufacturing line, selection of facility and manufacturing equipment, provision of manufacturing technologies and process for high efficiency silicon Solar cells based on screen printing method, provision of innovations for continuous improvement of cell efficiencies, and manufacturing cost reduction. Amortization is calculated on a straight-line basis over the expected useful life of the assets of 10 years. The technical know-how would be amortized over its useful life following the pattern in which the expected benefits will be consumed or otherwise used up.
     Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreement, which ranges from 46.3 to 49.4 years.
     Amortization expenses for the years ended December 31, 2003, 2004 and 2005 were $159,911, $159,986 and $206,110, respectively.
     (h) Goodwill
     Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets and liabilities acquired.
     Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
     (i) Investments in affiliates
     The affiliated companies in which the Company owns more than 20% and less than 51% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated income statements.
     (j) Impairment of long-lived assets
     The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (k) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
     (l) Revenue recognition
     Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s contracts are written such that products are shipped CIF destination. Accordingly, the Company must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of the Company’s agreements provide for settlement through document-against-payment (D/P method), whereby the Company presents shipping documents to its bank and the Company’s bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends the collection notice to the customer. The customer makes payment upon receiving the notice and only after payment does the customer take possession of the products. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers, in the Company’s consolidated balance sheet, until delivery has occurred.
     The Company has distributor arrangements with certain parties for sales on their own account or, through arrangements with the Company, to direct ship to specified customers. In either arrangement the distributor pays the Company for products based on pre-arranged price lists which are subject to periodic update. The payment terms with the distributors are either down payment upon delivery to the warehouse or payment terms of up to 2 months if collateralized by bank letters of credit. The Company also offers a one percent discount to certain distributors if payment is made upon delivery to the warehouse. The agreements with the distributors contain the Company’s customary product warranties and contain no post shipment obligations nor any return or credit provisions.
     The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically one to two weeks in duration), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.
     In addition to evidence of contractual arrangements and delivery of products or services, as discussed above, the Company only recognizes revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured.
     Revenues also include reimbursements of shipping and handling costs of products sold to customers.
     (m) Buy/sell arrangements
     The Company has buy/sell arrangements with certain raw materials vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for the acquisition of raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of silicon wafer raw materials. The exchanges of its finished goods inventory items for raw material silicon wafers are recorded at fair value.
     During the year ended December 31, 2005, the Company purchased $60,564,462 of raw materials and sold $129,358,026 of finished goods under these buy/sell arrangements.
     (n) Cost of revenue
     Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (o) Research and development
     Research and development costs are expensed when incurred.
     (p) Advertising expenses
     Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $48,514, $129,660 and $456,586 for the years ended December 31, 2003, 2004 and 2005, respectively.
     (q) Warranty cost
     The Company warrants its products for up to 25 years after sales have taken place. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors’ accrual history while incorporating some estimates of failure rates through its quality review staff. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.
     (r) Government grants
     Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.
     (s) Start-up costs
     In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.
     (t) Foreign currency translation and comprehensive income
     The functional currency of the Company is Renminbi (“RMB”). Transactions dominated in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the income statements.
     The Company has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the income statements. Translation adjustments resulting from translation of these financial statements are reflected as accumulated translation reserve in the shareholders’ equity.
     Total comprehensive income is comprised of net income and foreign currency translation adjustments and amounted to $925,818, $19,760,604 and $32,139,684 for the years ended December 31, 2003, 2004 and 2005, respectively.
     (u) Foreign currency risk
     The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents and restricted cash dominated in RMB amounted to $21,015,109 and $22,740,651 at December 31, 2004 and 2005, respectively.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (v) Concentration of credit risk
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of principally of cash and cash equivalent and advances to suppliers.
     The Company places its net proceeds from public offering in one high quality financial institution in Hong Kong. With respects to advance to suppliers, such suppliers are primarily suppliers of silicon wafers raw materials in the PRC. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectations.
     (w) Fair value of financial instruments
     The carrying amounts of trade receivables, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.
     The long-term bank borrowings approximate their fair value since the contract was recently entered into and market interest rates have not fluctuated significantly since that date.
     (x) Share-based compensation
     The Company accounts for share-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company records a compensation charge for the excess of the fair value of the shares at the grant date or any other measurement date over the amount an employee must pay to acquire the shares. The compensation expense is recognized over the applicable service period, which is usually the vesting period.
     For the purpose of the foregoing pro forma calculation, had compensation costs for options granted to employees under the Company’s share option plan been determined based on fair value of the options at the grant dates, the Company’s pro forma income would have been:

	Year ended December 31,
	2003	2004	2005
Net income, as reported	$925,348	$19,756,675	$30,628,484
Add: Employee stock compensation expense included in earnings	$—	$—	$9,434,548
Deduct: Employee stock compensation expense determined using the fair value method not included in earnings	$—	$—	$17,306,876

Pro forma net income	$925,348	$19,756,675	$22,756,156
Deemed dividend on Series A redeemable convertible preferred shares	$—	$—	$2,406,000

Pro forma net income available to ordinary shareholders	$925,348	$19,756,675	$20,350,156

Shares used in computation:
Basic	90,000,000	90,000,000	92,047,507

Diluted	90,000,000	90,000,000	116,825,138

Net income per share:
Basic, as reported	$0.01	$0.22	$0.31

Basic — pro forma	$0.01	$0.22	$0.22

Diluted, as reported	$0.01	$0.22	$0.26

Diluted — pro forma	$0.01	$0.22	$0.19

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(y) Income per share
     Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.
     The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year ended December 31,
	2003	2004	2005
Income available to ordinary shareholders	$925,348	$19,756,675	$28,222,484
Deduct: Deemed dividend on Series A redeemable convertible preferred shares	$—	$—	$2,406,000

Net earnings assuming dilution	$925,348	$19,756,675	$30,628,484

Weighted average number of ordinary shares for the calculation of basic income per share	90,000,000	90,000,000	92,047,507
Effect of dilutive potential ordinary shares:
Series A redeemable convertible preferred shares	—	—	21,465,079
Share options	—	—	3,312,552

Weighted average number of ordinary shares for the calculation of diluted income per share	90,000,000	90,000,000	116,825,138

Basic income per share	$0.01	$0.22	$0.31

Diluted income per share	$0.01	$0.22	$0.26

(z) Recently issued accounting pronouncements
     In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123-R”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Company in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The unrecognized fair value of share options issued prior to January 1, 2006 approximates $23,326,659 which will be incurred by the Company through fiscal 2008. Prior to the adoption of SFAS No. 123-R, the Company utilized the accounting method prescribed by APB Opinion No. 25 and adopted the disclosure requirements of SFAS No. 148 as allowed by SFAS No. 123.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 has been effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard did not have a material effect on the Company’s financial position or results of operations.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS No. 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(z) Recently issued accounting pronouncements — continued
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.
     In September 2005 the Emerging Issues Task Force (EITF) published Issue 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The Issue addresses the accounting and disclosure requirements of accounting for purchases and sales of inventory with the same counterparty. In certain situations, as discussed further in the Issue, generally accepted accounting principles may require these types of transactions be carried at historical cost of inventory as opposed to the inventory’s fair value, and potentially to defer revenue recognition primarily in situations wherein the transactions may not represent a completed revenue earnings cycle. Although the Issue is applicable for arrangements entered into by entities for interim or annual periods beginning after March 15, 2006, the Company has elected to early adopt the disclosure provisions of the Issue which the Company believes are the only provisions currently applicable to the Company.
     In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Assets Retirement Obligations, an interpretation of SFAS No. 143”. FIN 47 clarifies that an entity is required to recognize a liability for legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The adoption of this interpretation is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
3. ACQUISITIONS
During the year ended December 31, 2005, the Company made the following acquisitions:
(a)	In August 2005, the Company increased its existing ownership of Wuxi Shangneng, a company engaged in the manufacture of PV products, from 50% to 100% by acquiring an additional 50% equity interest for a cash consideration of $123,449; and

(b)	In July 2005, the Company entered into an equity interest transfer agreement to acquire 51% equity interest in Qinghai Suntech, a company engaged in the manufacture of PV products, for a cash consideration of $538,145.
     The acquisitions were recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase prices were allocated as follows:

Net tangible assets assumed	526,251
Goodwill	135,343

Total consideration	661,594

Cash flow information
Cash consideration paid	661,594
Less: cash acquired	(73,939)

Business acquisitions, net of cash acquired	587,655

     The results of these acquired entities have been included in the Company’s consolidated results from their respective acquisition dates. Pro forma results from these acquisitions would not have been materially different from the amounts reported.
     The only movement of goodwill was the goodwill arising from the acquisitions incurred during the year ended December 31, 2005.

4. INVENTORIES
     Inventories consist of the following:

	At December 31,
	2004	2005
	$	$
Raw materials	4,627,865	19,784,394
Work-in-process	657,232	1,831,388
Finished goods	12,187,332	18,812,033

	17,472,429	40,427,815

5. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
     As of December 31, 2004 and 2005, accounts receivable of $3,760,185 and $Nil, respectively, were pledged to certain banks as collateral for the letter of credit facilities granted to the Company.
     The Company made provisions for doubtful debts of in the aggregate amount of $32,593, $85,415 and $82,065 during the years ended December 31, 2003, 2004 and 2005, respectively.
6. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant and equipment, net consist of the following:

	At December 31,
	2004	2005
	$	$
Cost
Buildings	80,620	6,668,498
Leasehold improvements	1,227,718	1,498,258
Plant and machinery	10,959,894	26,252,789
Furniture, fixtures and equipment	358,499	828,338
Motor vehicles	214,918	429,648
Construction in process	3,853,152	11,215,251

Total	16,694,801	46,892,782
Less: Accumulated depreciation	(3,483,455)	(7,175,449)

Property, plant and equipment, net	13,211,346	39,717,333

     Depreciation expense was $1,022,479, $1,810,489 and $3,666,943 for the years ended December 31, 2003, 2004 and 2005, respectively.
     The construction in process primarily represents the construction of a new plant that includes several new production lines.

7. INTANGIBLE ASSETS, NET
     Amortized intangible assets, net consist of the following:

	At December 31,
	2004	2005
	$	$
Cost
Technical know-how	1,600,116	1,641,051
Land use rights	1,385,988	2,061,398

Total	2,986,104	3,702,449

Less: Accumulated amortization
Technical know-how	(573,350)	(751,921)
Land use rights	—	(27,539)

Total	(573,350)	(779,460)

Intangible assets, net	2,412,754	2,922,989

     At inception, certain shareholders agreed to contribute approximately $6.4 million for an 80% interest in Wuxi Suntech and the other shareholder agreed to contributed unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi and the remaining equity interest holders at the formation of Wuxi Suntech.
     For each of the next five years, annual amortization expenses of the above technical know-how and land use rights will be approximately $164,106 and $38,372, respectively.
8. INVESTMENTS IN AFFILIATES
     During June 2004, the Company and four other parties formed a joint venture, Wuxi Shangneng. The Company contributed $120,823 in cash to fund the initial investment in the venture. Due to its 50% voting interest in Wuxi Shangneng, the Company accounts for this investment using the equity method of accounting. In 2004, the Company’s equity in earnings/losses of this affiliate are recognized in the income statements from the period Wuxi Shangneng began operations.
     On August 25, 2005, Wuxi Suntech acquired the additional 50% interest in Wuxi Shangneng for total consideration of $123,449. The Company has merged its business into Wuxi Suntech and is in the process of liquidating Wuxi Shangneng.
     During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings/losses of this affiliate are recognized in the income statement.

9. BANK BORROWINGS

	At December 31,
	2004	2005
	$	$
Bank borrowings	34,441,687	55,910,408

Analysis as:
Short-term	34,441,687	49,714,808
Long-term, current portion	—	2,478,240

Subtotal	34,441,687	52,193,048
Long-term, non-current portion	—	3,717,360

Total	34,441,687	55,910,408

     The short-term bank borrowings outstanding as of December 31, 2004 and 2005 bore an average interest rate of 4.47% and 5.90% per annum, respectively. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans does not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout the year. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature. The short-term bank borrowings of $1,933,184 and $991,301 as of December 31, 2004 and 2005 were guaranteed by an ex-shareholder. The remaining amounts were guaranteed by certain independent financial institutions, in return for which the Company paid them service charges of $3,262, $241,150 and $299,472, for the years ended December 31, 2003, 2004 and 2005, respectively, for the provision of the guarantee.
     The Company has a long-term credit facility (“Credit Facility”) with Industrial and Commercial Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $6,178,950 (RMB50,000,000), of which $2,471,587 (RMB20,000,000) was borrowed on March 31, 2005; and an additional $3,707,370 (RMB30,000,000) was borrowed on September 26, 2005. The debt does not require any collateral or guarantee. The Credit Facility provides for a three-year term expiring on March 28, 2008 at an interest rate of 5.76% per annum for the first drawing of $2,471,587 (RMB20,000,000) and 6.336% per annum for the second drawing of $3,707,370 (RMB30,000,000) in the first year, and at market rate for the subsequent years.
10. ACCRUED WARRANTY COSTS
     The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

	At December 31,
	2004	2005
	$	$
Beginning balance	68,344	847,580
Warranty provision	779,236	1,813,458
Warranty costs incurred	—	(41,934)

Ending balance	847,580	2,619,104

11. REDEEMABLE CONVERTIBLE PREFERRED SHARES
     In May 2005, the Company issued 34,667,052 Series A redeemable convertible preferred shares, par value $0.01 per share (the “Series A Shares”), to a group of third party investors for gross cash proceeds of $80,001,156, net of issuance costs of $1,057. The cash proceeds were used primarily to purchase the equity interests of the previous shareholders with the remainder for general corporate purposes.
     Upon the completion of the Company’s listing on NYSE (the “IPO”), all of the issued and outstanding Series A redeemable convertible preferred Shares converted into ordinary shares.
     The holder of Series A Shares could have redeemed, at any time after the earlier of (i) the date that was thirty-seven months from the date of the issuance of the Series A shares and (ii) such time as the holders of no less than two-thirds of the then outstanding preferred shares required, upon fulfillment of certain conditions, that the Company redeemed all of the preferred shares outstanding. In connection with the redemption of any Series A Shares, the Company would have had to pay a redemption price equal to 115% of the original purchase price of the preferred shares. The Company accrued the premium over the redemption period as a deemed dividend with a debit to the retained earnings of $2,406,000 until the IPO.
12. ORDINARY SHARE
     (a) On August 8, 2005, the Company issued 1 ordinary share for par value of $0.01 on incorporation.
     (b) On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of $0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests.
     (c) In December 2005, the Company offered 22,820,655 American Depositary Shares (“ADSs”), representing 22,820,655 ordinary shares, at $15 each to the public, raising proceeds of $320,172,029, net of issuance costs of $22,137,796 . The Company’s ADSs are quoted on the NYSE.
     (d) Issued and outstanding Series A redeemable convertible preferred Shares converted into 34,667,052 ordinary shares on a one to one basis upon the completion of the Company’s IPO.
13. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
     (a) China Contribution Plan
     Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $110,737, $204,866 and $492,053 for the years ended December 31, 2003, 2004 and 2005, respectively.
     (b) Statutory Reserves
     Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (1) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. No appropriation was made by the subsidiaries in 2003, 2004, and 2005.

13. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION — continued
     (c) Other
     Pursuant to the board resolution in August 2005, retained earnings of $4,999,998 was transferred and declared as the registered capital of a subsidiary of the Company. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company.
14. SHARE OPTIONS
     In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company. As of December 31, 2005, options to purchase not more than 13,503,991 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, options are generally granted at prices not less than 100% of the fair market value of ordinary shares on the date of grant and not less than $2.3077 per share. Each option granted should expire within 5 years from the date of grant and generally vest over 3 years while certain options granted vest immediately. As of December 31, 2005, options to purchase 10,809,383 ordinary shares were granted and outstanding. No option was exercised during the year ended December 31, 2005.
Options to Employees
     On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option. The ordinary shares that underlie the options that vest on December 31, 2005 are restricted as to the later of (i) one year from the date of grant, or (ii) 180 days after the Company successfully completes an initial public offering. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant had been recorded as deferred compensation of approximately $22.2 million. The compensation expense was to be amortized over the three year vesting period. During the year ended December 31, 2005, compensation expense of approximately $9,434,548 was amortized as compensation expenses.
Options to Non-employees
     On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization (see note 17). The exercise price of these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the contributors vest over a three year period. On September 5, 2005, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options vested on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted with an exercise price of $6.922 per option. The Company recorded expense of approximately $7,240,386 for the year ended December 31, 2005 estimated using the Black-Scholes option pricing model. Included in total compensation expenses, $5,652,952 is recorded as finance cost for the fund provided by the contributors in order to effect the shareholder loan; $212,357 is regarded as professional charges related to the reorganization, and $1,375,077 for other consulting services provided to the Company.
     The following assumptions were used in the Black-Scholes option pricing model:

	Year ended December 31, 2005
	Options to	Options to	Options to
	employees	consultants	contributors
Average risk-free rate of return	4.460%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.47 years	3.50 years
Volatility rate	80%	70%	80%
Dividend yield	0%	0%	0%

14. SHARE OPTIONS — continued
     A summary of the option activity is as follows:

		Weighted average
	Number of options	exercise price
Options outstanding at January 1, 2005	—	—
Granted on May 6, 2005	4,699,383	$2.3077
Granted on September 5, 2005	6,110,000	$6.9220
Cancelled	—	—
Exercised	—	—

Options outstanding on December 31, 2005	10,809,383	$4.9159

     The weighted average fair value of options granted during the year ended December 31, 2005 was $4.4289.
     The following table summarizes information with respect to share options outstanding on December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted average
	Number	remaining	Weighted average	Number	Weighted average
	outstanding	contractual life	exercise price	exercisable	exercise price
Ordinary shares:
May 6, 2005	4,699,383	3.22 years	$2.3077	455,000	$2.3077
September 5, 2005	6,110,000	3.35 years	$6.9220	—	—

	10,809,383

     The following table summarizes information regarding options issued within 12-months prior to December 31, 2005:

	Number of	Fair value of
Grant Date	Options Issued	ordinary shares	Exercise price	Intrinsic value	Type of valuation
May 6, 2005	4,699,383	$2.3077	$2.3077	—	*
September 5, 2005	6,110,000	$10.6700	$6.9220	$3.748	*
Type of Valuation

*	The fair value was determined based on a contemporaneous valuation by a third party valuation specialist.
15. OTHER INCOME (EXPENSES)

	Year Ended December 31,
	2003	2004	2005
	$	$	$
Foreign currency exchange gain (loss), net	3,961	24,678	(883,541)
Government grants	88,982	128,833	100,028
Others	151	13,461	25,268

	93,094	166,972	(758,245)

16. TAXES BENEFIT (EXPENSES)
     The tax benefit (expenses) comprises:

	Year Ended December 31,
	2003	2004	2005
	$	$	$
Current Tax	—	—	(4,398,058)
Deferred Tax	300,730	611,447	645,379

	300,730	611,447	(3,752,679)

16. TAXES BENEFIT (EXPENSES) — continued
     Suntech Power is a tax exempted company incorporated in the Cayman Islands.
     The major operating subsidiary, Wuxi Suntech, is governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, foreign-invested manufacturing enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. Foreign-invested manufacturing enterprises are entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years thereafter.
     However, preferential tax treatment of Wuxi Suntech as “High or New Technology” company has been agreed with the relevant tax authorities. On this basis, Wuxi Suntech is entitled to a preferential tax rate of 15% for the two years ending December 31, 2006. Pursuant to the PRC Income Tax Laws, the high or new technology company status needs to be reviewed and approved every two years.
     As a result, Wuxi Suntech was exempt from income tax for the two years ended December 31, 2004 and its applicable income tax rate is 7.5% for the two years ending December 31, 2006.
     The principal components of the deferred income tax assets are as follows:

	At December 31,
	2004	2005
	$	$
Deferred tax assets:
Accrued warranty costs	279,702	787,515
Depreciation of property, plant and equipment	325,444	553,683
Government grant	154,504	322,481
Pre-operating expense	14,902	9,170
Tax credit on acquisition of domestic equipment	194,949	—
Equity in loss of an affiliate	3,857	—

Total deferred tax assets	973,358	1,672,849

Analysis as:
Current	154,504	322,481
Non-current	818,854	1,350,368

	973,358	1,672,849

     Reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 33% to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2003	2004	2005
PRC Enterprise Income tax	33%	33%	33%
Losses with no tax benefit	—	—	20%
Other expenses not deductible for tax purpose	1%	7%	2%
Tax exemption and tax relief granted to the Company (note)	(51%)	(43%)	(44%)
Tax credit on acquisition of domestic equipment	(31%)	—	—

	(48%)	(3%)	11%

Note:
The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2003	2004	2005
The aggregate dollar effect (in thousands)	319	8,255	15,089

Per share effect — basic	—	0.09	0.16

Per share effect — diluted	—	0.09	0.13

17. RELATED PARTY TRANSACTIONS AND BALANCES
Related party balances
     The amounts due to related parties as of December 31, 2004 included trade payable to Wuxi Shangneng and payroll payable to Dr. Shi, director, who has beneficial interest in the Company.
     The amounts due to related parties as of December 31, 2005 included trade payable to Jiangsu Huariyuan and other payable to Dr. Shi.
     The amounts are unsecured, interest free and have no fixed repayment terms.
Related party transactions:
     Other than as disclosed in notes 9 and 18 c), the Company has the following related party transactions:
     During the period from April 15, 2005, (the date on which Jiangsu Huariyuan became an affiliate of the Company), to December 31, 2005, the Company purchased raw materials from Jiangsu Huariyuan in the amount of $1,142,692.
     During the years ended December 31, 2004 and 2005 (up to the date Wuxi Shangneng became a subsidiary of the Company), the Company purchased raw materials from Wuxi Shangneng in amounts of $27,085 and $38,311, respectively.
     Financing was provided by a shareholder of Power Solar BVI who provided approximately $8.6 million that Power Solar BVI used as down payments to initiate its purchase of all of the equity interests of the previous equity interest holders of Wuxi Suntech. The financing agreement was entered into on January 6, 2005 among Power Solar BVI and its two shareholders at the time, Dr. Shi, who owned 31.389% of Wuxi Suntech, and Million Power. Pursuant to the financing agreement, unless Power Solar BVI was able, within 180 days of the financing agreement, to complete its purchases of the 68.611% equity interests of Wuxi Suntech that were not held by Dr. Shi, the $8.6 million loan would be repayable to Million Power by July 5, 2005, 180 days from the date of the financial agreement, and the loan would have borne the then-applicable interest rate during its term. If by July 5, 2005, Power Solar BVI was able to complete its purchases of 68.611% equity interests of Wuxi Suntech that was not held by Dr. Shi, the loan would be forgiven. The loan agreement also required Power Solar BVI to obtain the remaining financing necessary to consummate the acquisition of the remaining equity interests of Wuxi Suntech. Such requirement was fulfilled through Power Solar BVI’s issuance of $80 million Series A redeemable convertible preferred shares on May 6, 2005.
18. COMMITMENTS AND CONTINGENCIES
     a) Operating lease commitments
     The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $69,726, $101,273 and $170,323 for the years ended December 31, 2003, 2004 and 2005, respectively.
     Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2005 were as follows:

Year ending December 31	$
2006	233,390
2007	162,898

Total	396,288

18. COMMITMENTS AND CONTINGENCIES — continued
     b) Commitments
     As of December 31, 2004 and 2005, commitments outstanding for the purchase of property, plant and equipment approximated $11,077,842 and $15,869,310, respectively. The Company has entered into several purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2004 and 2005, future minimum purchases remaining under the agreements approximated $3,863,627 and $4,022,930, respectively.
     c) Contingencies
     As of December 31, 2005, the Company was contingently liable as guarantor with respect to $988,631 borrowing of an ex-shareholder, Wuxi Shanhe Group. The underlying loan was matured and repaid in January 2006. The Company guarantees the entire principal amount, any accrued interest, and any penalties to be incurred by the borrower in the event of any default. The Company has no recourse for recovery from third parties as a result of any payments under the guarantees. The Company has provided guarantees to Wuxi Shanhe Group since January 2004. The carrying value of the guarantees is Nil, as the fair value of the guarantees was immaterial.
     d) Long-term obligation
     On October 14, 2005, the Company entered into a 10-year supply agreement with a supplier, under which the Company was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes.
     In connection with this transaction, the Company is obligated to advance $3.64 million to the supplier which will be applied to the purchase commitment pro rata over the term of the contract. The advance payment is included in advance to suppliers until utilized.
     The following is a schedule, by year, of future minimum obligation under this 10-year supply agreement as of December 31, 2005 (in thousands):

Year ending December 31	$
2006	2,814
2007	2,814
2008	9,236
2009	9,236
2010	9,236
Thereafter	46,180

Total	79,516

19. SEGMENT INFORMATION
     The Company operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2003	2004	2005
	$	$	$
Europe:
- Germany	2,616,465	61,527,847	101,590,474
- Others	819,831	14,691,607	59,696,784

Europe Total	3,436,296	76,219,454	161,287,258
China	6,449,691	6,704,863	56,399,958
South Africa	3,452,520	1,345,065	488,374
Others	549,804	1,018,155	7,824,560

Total net revenues	13,888,311	85,287,537	226,000,150

     All the identifiable assets of the Company are located in the PRC.
20. MAJOR CUSTOMERS
     Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,
	2003	2004	2005
	$	$	$
Company A	3,452,520	*	—
Company B	1,529,353	*	*
Company C	*	17,465,180	*
Company D	—	20,083,254	*
Company E	—	9,969,044	*
Company F	—	—	72,443,049

*	Less than 10%
     The accounts receivable from the 2 customers with the largest receivable balances represents 62% and 24% of the balance of the account at December 31, 2004 and 2005, respectively.