Form 20-F
period 2006-12-31
Suntech Power Holdings Co., Ltd.
filed 2007-06-18
CIK 1342803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-32689

Suntech Power Holdings Co., Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Ordinary Shares, par value $0.01 per share American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Ordinary Shares	Name of Each Exchange on Which Registered New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
150,461, 489 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes☑  No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐      No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which consolidated financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).     Yes ☐     No ☑

SUNTECH POWER HOLDINGS CO., LTD.
ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“¥” and “Japanese Yen” are to the legal currency of Japan;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share; “Restricted ADSs” are to a series of our ADSs that are subject to certain transfer restrictions, see “Description of American Depositary Shares — Restricted ADSs.” Unless the context otherwise requires, references in this annual report on Form 20-F to our ADSs include such Restricted ADSs.

•	“BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements.

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“Luoyang Suntech” are to Luoyang Suntech Power Co., Ltd., one of our subsidiaries in China in which we own 88.2% of equity interests as of the date of this annual report on Form 20-F;

•	“MSK” are to “MSK Corporation,” our subsidiary in Japan in which we own 66.9% of equity interests as of the date of this annual report on Form 20-F;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“Qinghai Suntech” are to “Qinghai Suntech Nima Power Co., Ltd.,” one of our subsidiaries in China in which we own 51.0% of equity interests as of the date of this annual report on Form 20-F;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A preferred shares” are to our Series A preferred shares, par value $0.01 per share. Series A preferred shares were outstanding before our initial public offering in December 2005 and were automatically converted into our ordinary shares upon completion of our initial public offering;

•	“Sunergy Power” are to “Sunergy Power Co., Ltd.,” one of our wholly owned subsidiaries in China;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech America” are to “Suntech America Inc.,” our wholly owned subsidiary in the United States;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly-owned subsidiary in the British Virgin Islands;

•	“Suntech China” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly-owned subsidiary in China;

•	“Suntech Hong Kong” are to “Suntech Power (Hong Kong) Co., Ltd.,” our wholly owned subsidiary in Hong Kong;

•	“Sunetch Power” are to “Suntech Power Co., Ltd.,” one of our wholly owned subsidiaries in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006.
     We and certain selling shareholders of our company completed the initial public offering of 30,337,000 ADSs, each representing one ordinary share on December 19, 2005. On December 14, 2005, we listed our ADSs on the New York Stock Exchange under the symbol “STP.” On February 12, 2007, we closed an offering of $500 million of 0.25% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The following selected consolidated statement of operations data for the five years ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on our consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the year ended December 31, 2002 and 2003 and our consolidated balance sheets as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2002	2003	2004	2005	2006
Consolidated Statement of Operations Data
(in thousands, except share, per share and per ADS data)

Net revenues
PV cells	$174	$9,741	$7,331	$54,653	$124,626
PV modules	2,851	4,104	77,898	170,129	471,916

	Year Ended December 31,
	2002	2003	2004	2005	2006
PV system integrations	—	43	58	1,218	2,328

Total net revenues	3,025	13,888	85,287	226,000	598,870
Cost of revenues
PV cells	139	7,695	5,269	35,440	90,066
PV modules	2,729	3,467	54,862	121,184	357,903
PV system integrations	—	33	43	814	2,013

Total cost of revenues	2,868	11,195	60,174	157,438	449,982
Gross profit	157	2,693	25,113	68,562	148,888
Operating expenses
Selling expenses	157	559	1,750	3,667	9,010
General and administrative
expenses	980	1,234	2,889	18,874	28,275
Research and development
expenses	62	148	465	3,358	8,374

Total operating expenses	1,199	1,941	5,104	25,899	45,659
(Loss) income from operations	(1,042)	752	20,009	42,663	103,229
Interest expenses, net(1)	(84)	(221)	(979)	(7,611)	5,479
Other income (expenses)	168	93	167	(758)	2,059
Tax benefit (expenses)	61	301	611	(3,753)	(7,188)

Net (loss) income after taxes before minority interest	(897)	925	19,808	30,541	103,579
Minority interest	—	—	—	34	1,410
Equity in (loss) earnings of affiliates	—	—	(51)	121	1,013

Net (loss) income	$(897)	$925	$19,757	$30,628	106,002
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	2,406	—

Net (loss) income attributable to holders of ordinary shares	(897)	925	19,757	28,222	106,002

Net (loss) income per share and ADS
— Basic	$(0.01)	$0.01	$0.22	$0.31	$0.71
— Diluted	$(0.01)	$0.01	$0.22	$0.26	$0.68
Shares used in computation
— Basic	90,000,000	90,000,000	90,000,000	92,047,507	148,697,962
— Diluted	90,000,000	90,000,000	90,000,000	116,825,138	156,106,345

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2002	2003	2004	2005	2006
Other Consolidated Financial Data (in percentages)
Gross margin	5.2%	19.4%	29.5%	30.3%	24.9%
Operating margin	(34.4%)	5.4%	23.5%	18.9%	17.2%
Net margin	(29.7%)	6.7%	23.2%	13.5%	17.7%

	Year Ended December 31,
	2002	2003	2004	2005	2006
Selected Operating Data
Products sold (in MW)
PV cells	0.1	4.9	3.6	17.9	38.5
PV modules	0.8	1.5	25.9	49.8	121.1

Total	0.9	6.4	29.5	67.7	159.6	(1)

Average selling price (in $ per watt)
PV cells	$1.78	$1.99	$2.02	$3.05	$3.23
PV modules	$3.48	$2.77	$3.01	$3.42	$3.89

(1)	In addition to the 159.6 MW PV cells and modules, we have also sold PV system integration services which amounted to 0.5 MW in 2006.

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$287	$1,559	$19,122	$359,324	$225,530
Inventories	1,209	3,347	17,472	40,428	200,292
Accounts receivable	1,656	2,488	5,253	1,659	98,855
Property, plant and equipment, net	5,367	6,912	13,211	39,717	113,750
Total assets	10,251	17,031	68,468	481,664	1,097,955
Short-term borrowings	3,624	7,206	34,442	52,193	288,185
Total current liabilities	4,389	10,203	40,225	71,976	356,823
Long-term borrowings	—	—	—	3,717	19,656
Accrued warranty costs	29	68	848	2,619	8,845
Total shareholders’ equity (deficit)	5,833	6,759	27,396	401,923	652,463
Total liabilities and shareholders’ equity	$10,251	$17,031	$68,468	$481,664	$1,097,955
Exchange Rate Information
     Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. We conduct our business in an industry that substantially uses the U.S. Dollar as its currency of reference. Since we primarily generate revenue and incur expenses in U.S. dollars, our management believes that the U.S. Dollar is the most appropriate currency to use as our functional currency and for our consolidated financial statements.
     However, for our subsidiaries whose particular functional currency is not the U.S. Dollar, the asset and liability accounts are translated into our reporting currency using exchange rates in effect at the date of the balance sheet and income and expense items are translated using weighted average exchange rates.
     For our subsidiaries in China, including Suntech China, Luoyang Suntech, Qinghai Suntech, Sunergy Power and Suntech Power, we use the Renminbi as our functional currency due to PRC government regulations. We record transactions denominated in other currencies at the rates of exchange prevailing when the transaction occur. We translate monetary assets and liabilities denominated in other currencies into Renminbi at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. We have chosen the U.S. dollar as our reporting currency. Accordingly we translate assets and liabilities using exchange rates in effect at each period end and we use average exchange rates for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 8, 2007, the noon buying rate was RMB7.6666 to US$1.00.

     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.4100	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6700	7.7065	7.6463
June (through June 8)	7.6666	7.6492	7.6377	7.6666

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
We are currently experiencing an industry-wide shortage of silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.
     Silicon wafers are an essential raw material in our production of PV products. Silicon is created by refining quartz or sand, and is melted and grown into crystalline ingots or other forms. Some of our suppliers procure silicon ingots from companies that specialize in ingot growth and then slice these ingots into wafers. We depend on our suppliers for timely delivery of silicon wafers in sufficient quantities and satisfactory quality, and any disruption in supplies, including fluctuations in the delivery of supplies or inability to obtain silicon wafers at an acceptable cost or at all, will materially and adversely affect our business and operations.

     There is currently an industry-wide shortage of silicon and silicon wafers, which has resulted in significant price increases. Based on our experience, the average prices of silicon and silicon wafers may continue to increase. Moreover, we expect the shortages of silicon and silicon wafers to continue as the solar power industry continues to grow and as additional manufacturing capacity is added. Silicon wafers are also used in the semiconductor industry generally and any increase in demand from that sector will exacerbate the current shortage. The production of silicon and silicon wafers is capital intensive and adding manufacturing capacity requires significant lead time. While we are aware that several new facilities for the manufacture of silicon and silicon wafers are under construction and many existing facilities are expanding their production capacities, we do not believe that the supply shortage will be remedied in the near term. We expect that the demand for silicon and silicon wafers will continue to outstrip supply for the foreseeable future.
     We have attempted to ease our supply shortages by prepaying for silicon and silicon wafers and establishing strategic relationships with certain suppliers. However, we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantities or at acceptable prices. In particular, since some of our suppliers do not themselves manufacture silicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient silicon to satisfy their contractual obligations to us. In addition, we, like other companies in the PV industry, compete with companies in the semiconductor industry for silicon wafers, and companies in that sector typically have greater purchasing power and market influence than companies in the PV industry. We have historically acquired most of our silicon wafers from our suppliers through short-term supply arrangements for periods ranging from several months to two years, and may continue to rely on short-term supply arrangements to secure a significant portion of our silicon wafer needs in the future. This subjects us to the risk that our suppliers may cease supplying silicon wafers to us for any reason, including due to uncertainties in their financial viability. These suppliers could also choose not to honor such contracts. If either of these circumstances occurs, our supply of critical raw materials at reasonable costs and our basic ability to conduct our business could be severely restricted. Moreover, since some of our supply contracts may require prepayment of a substantial portion of the contract price, we may not be able to recover such prepayments and we would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Furthermore, we have not fixed the price for some of the silicon wafers supply contracts for 2007 with some of our suppliers. As a result, the price we will need to pay may need to be adjusted to reflect the prevailing market price around the time of delivery, which may be higher than we expect. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may materially and adversely impact our cost of revenue, gross margins and profitability.
     There are a limited number of silicon wafer suppliers, and many of our competitors also purchase silicon wafers from these suppliers. Our competitors may have longer and stronger relationships with these suppliers than we do. Our competitors may also have in place multi-year supply agreements with these suppliers with longer terms and may be able to obtain silicon and silicon wafers at a lower cost than we do. As we intend to significantly increase our manufacturing output, an inadequate allocation of silicon wafers would have a material adverse effect on our expansion plans. Moreover, the inability to obtain silicon wafers at commercially reasonable prices or at all would harm our ability to meet existing and future customer demand for our products, and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.
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
The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a material adverse effect on our business and prospects.

     We believe that the near-term growth of the market for “on-grid” applications, where solar energy is used to supplement a customer’s electricity purchased from the electric utility, depends in large part on the availability and size of government subsidies and economic incentives. As a portion of our sales is in the on- grid market, the reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition, which could decrease demand for our products and reduce our revenue.
     The cost of unsubsidized solar energy currently substantially exceeds the cost of power furnished by the electric utility grid in nearly all locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
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
     The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:
•	availability of government subsidies and incentives to support the development of the PV industry;

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•	the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems. For example, a rise in interest rates would likely render existing financings more expensive and be an obstacle for potential financings that would otherwise spur the growth of the PV industry;

•	capital expenditures by end users of PV products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.
We face intense competition from other companies producing solar energy and other renewable energy products.
     The PV market is intensely competitive and rapidly evolving. According to Photon International’s survey in March 2006, as of the end of 2005, 94 companies in the world produced PV cells and 153 companies produced PV modules. Many of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Royal Sanyo Group and Sharp Corporation, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Renewable Energy Corporation and SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, a few of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
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
     The PV industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the PV industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and result in a decline in our market share.
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
     Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:
•	the need to raise additional funds or generate sufficient cashflow from operations to purchase and prepay for raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and long lead times or delays with certain equipment vendors;

•	our ability to address safety and quality issues that may increase as our manufacturing capacity and output increase;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
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
Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability.
     We have in the past secured, and plan to continue to secure, our supply of silicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In 2006, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of silicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenue would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our profitability may be materially reduced. Moreover, since some of our supply contracts may require pre-payment of a substantial portion of the contract price or require us to provide interest free loans or equity-based incentives, we may not be able to recover such pre-payments, interest free loans or equity-based incentives and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts.
We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
     We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs for at least 12 months, including for working capital and capital expenditure requirements. However, future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.
     If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.
We have limited experience in the high value-added BIPV market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.
     We have entered into the BIPV market through our acquisition of MSK in August 2006. BIPV products generally have higher profit margins compared to standard PV modules as they integrate solar energy generation into the design of a building or structure. We plan to expand our operations in the BIPV market by leveraging MSK’s design capabilities and investing further in research and development on BIPV products. However, as we have limited experience in the BIPV market and as MSK’s BIPV business currently represents a relatively small percentage of MSK’s revenues, there can be no assurance that we can successfully operate and expand in this new area. For example, we may not have the necessary research and development capabilities or the marketing and sales personnel to meet the needs of our customers or manage our growth. In addition, we may face competitors in the BIPV market that have substantially greater financial, technical, manufacturing and other resources than we do. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there would be a material adverse effect on our reputation, our existing business, financial condition or results of operations.
Our dependence on a limited number of suppliers for a substantial portion of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.
     In 2006, our five largest suppliers supplied in the aggregate 33.2% of our total silicon and silicon wafer purchases. This percentage will increase in 2007 as we have secured the majority of our anticipated silicon wafer needs in 2007 through several multi-year supply agreements which we entered into in 2006. To develop or secure our relationships with these suppliers, we may extend interest-free loans or make prepayments to them, or grant them warrants or other rights to purchase our ordinary shares, which could increase our costs or expenses. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. We cannot assure you that we will not experience shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition, results of operations and business prospects.
Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.
     We currently sell a substantial portion of our PV products to a limited number of customers, including distributors, engineering design firms, system integrators, other value-added resellers, as well as integrated manufacturers of PV products. In 2006, we had one customer accounting for 10.0% or more of our total net sales and sales to our largest customer accounted for approximately 21.4% of our total net revenues for the period. Sales to our other customers are typically made through non-exclusive, short-term arrangements where the contract prices are typically agreed upon between our customers and us on a quarterly basis, and as such, our actual revenues can vary significantly from our forecasts. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
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
     In 2006, we sold 78.3% of our products to customers outside of China. The marketing, international distribution and sale of our PV products expose us to a number of risks, including:

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to systems integrators, end users and installers;

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
     If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
Problems with product quality or product performance may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share.
     Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a five-year and two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. The MSK’s standard PV modules sold outside of Japan contain a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We and MSK have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly none of our PV modules has been in use for more than five years. We accrue 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2006, our accrued warranty costs amounted to $8.8 million. Because our products have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.
There have been historical deficiencies with MSK’s internal controls and there remain areas of MSK’s internal controls that require improvement. If we fail to establish and maintain an effective system of internal controls for MSK, we may be unable to accurately report our financial results or detect fraud, which could adversely affect investor confidence and the market price of our ADSs.
     Prior to the acquisition, MSK was a Japan-based privately held company with deficiencies in the application of its internal control structure and policies. Such deficiencies included, among others, inadequate documentation, a lack of accounting and internal control resources and deficiencies in its financial reporting controls related to revenue recognition and inventory accounting. In addition, MSK also experienced issues related to data adequacy and integrity, product quality, regulatory compliance as well as undisclosed and product liabilities. We cannot assure you that we or MSK are aware of all existing and potential problems associated with internal control deficiencies with respect to MSK. Any such problems or incidents, which are currently unknown to us or MSK, could adversely affect the financial results and our valuation of MSK, require us to incur significant costs to remedy the deficiencies or adversely affect our overall ability to comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002.
     Although we are taking a series of remedial measures to strengthen the internal controls of MSK, we cannot assure you that these internal control deficiencies have been or will be adequately remedied by these measures. Our failure to correct these deficiencies or our failure to discover and address any other weaknesses or deficiencies could have an adverse effect on our financial condition and results of operations, and our ability to produce reliable financial data for the consolidation of such financial data into our financial reports and to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
     Following our acquisition of MSK, we began integrating MSK’s internal controls with ours. As part of this process, we are performing system and process evaluations and testing (and any other necessary remediation) required to allow MSK to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Since the acquisition of MSK was completed in 2006, MSK has been excluded from the scope of our management assessment and auditor attestation requirements for the fiscal year ended December 31, 2006. However, MSK may be included in the scope of our management assessment and auditor attestation requirements for the fiscal year ending December 31, 2007 and we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions of MSK’s internal controls or determine its impact on our operations. Furthermore, upon completion of this remedial process, we may still identify additional control deficiencies in MSK of varying degrees of severity under the applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we will be required to report, among other things, certain control deficiencies. If we fail to satisfy the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the New York Stock Exchange. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, which in turn could harm our reputation and our business and negatively affect the trading price of our ADSs.
Failure to integrate acquired businesses into our operations successfully could adversely affect our business.
     We acquired MSK in August 2006 and may make additional acquisitions in the future. Our integration of the operations of acquired businesses requires significant efforts, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. For example, our efforts to integrate MSK’s operations with our existing operations and our ability to execute our plans for MSK are affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of MSK, as well as cultural and language differences between China and Japan. As a result, we may have to incur additional expenses and expend significant amounts of our management’s time, which cannot then be dedicated to other projects. Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business. In addition, there is no guarantee that MSK, or any other business that we acquire in the future, will become profitable or remain so. If our acquisitions do not reach our initial expectations, we may record unexpected impairment charges. Starting in February 2007, we have also halted MSK’s standard PV module production activities in Japan and began shifting MSK’s key production activities to China in order to leverage our low cost production capabilities and operating experience in China. We cannot assure you that this relocation of production will be completed successfully. There is possibility that the cost of relocation and production integration may have a material adverse impact on our financial condition and operational performance.
     Factors that will affect the success of our acquisition of MSK and the integration of our respective operations include, but are not limited to:
•	absence of adequate internal controls or presence of significant fraud in the financial systems of acquired companies;

•	our ability to meaningfully reduce costs principally by halting MSK’s Japan-based production with a related reduction in equipment and other assets, headcount, raw materials and other supplies;

•	our ability to manage the MSK brand and the combined product lines with respect to MSK’s customers and any decrease in customer loyalty and product orders caused by dissatisfaction related to the acquisition and integration;

•	our ability to retain key employees while reducing non-core personnel associated with the halting of MSK’s Japan-based production; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.
     These factors, among others, will affect whether an acquired business or asset can be successfully integrated into our business. If we fail to integrate acquired businesses into our operations successfully, we may be unable to realize the business and operational synergies and efficiencies or other benefits that we expect from the acquisition and our competitive position in the marketplace could suffer. Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities.
Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration and revenue growth.
     As part of our plan to secure silicon wafers and to expand our manufacturing capacity, we have established a 88.2%-owned subsidiary for the manufacture of PV cells in Luoyang, China. We have also, through Suntech China, acquired a 51.0% equity interest in one of our customers, a renewable energy company in China. As part of our strategy to further diversify our geographic presence, expand our selling channels and customer base and broaden our product mix, we acquired MSK, which we believe is a pioneer within the BIPV market. We intend to continue to make strategic acquisitions and investments and establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
     Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.
Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.
     Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our founder, chief executive officer and the chairman of our board of directors. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
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
     We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.
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
     As of December 31, 2006, we had a total of 21 issued patents and 10 pending patent applications in China and MSK had 52 issued patents and 46 pending patent applications in Japan. In addition, we have two pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. However, we currently do not have any patents for our proprietary technologies outside of China and Japan, although we have sold, and expect to continue to sell, a substantial portion of our products outside of China. Since the protection afforded by our patents is effective mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.
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
     A substantial portion of our sales is currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Euros, Renminbi and Japanese Yen, with the remainder in other currencies. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro, Renminbi and Japanese Yen and affect our gross and net profit margins and could result in foreign exchange and operating losses.
     We generated net foreign currency gains of $24,678 and $2.0 million in 2004 and 2006, respectively, but recorded net foreign currency loss of $0.9 million in 2005. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements we adopted in February 2006, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
     Our financial statements are expressed in U.S. dollars, but our subsidiaries use different functional currencies, such as Renminbi and Japanese Yen. The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering in December 2005 and our convertible note offering in February 2007, any appreciation of currencies other than U.S. dollars will likely result in a change to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi, Japanese Yen and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
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
     As with other PV product manufacturers, we are exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury. Since our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in September 2002 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we only have limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. Although we have obtained business interruption insurance, any business disruption or natural disaster could result in substantial costs and diversion of resources.
Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 38.6% of our outstanding share capital as of June 8, 2007. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
Risks Related to Doing Business in China
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
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
We rely on dividends paid by our subsidiaries for our cash needs.
     We conduct significantly all of our operations through our subsidiary, Suntech China, which is a limited liability company established in China. We rely on dividends paid by Suntech China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Suntech China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, if Suntech China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 7.2% appreciation of Renminbi against U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering and our convertible note offering in February 2007 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
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
The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.
     The basic enterprise income tax rate for foreign-invested enterprises in the PRC is currently 33.0% (30.0% state tax and 3.0% local tax). The PRC government has provided various incentives to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone, including reduced tax rates and other measures. For example, Suntech China, which is registered and operating in a high-tech zone in Wuxi, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status. Suntech China is entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China is thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. However, we cannot assure you that the current preferential tax treatments and the current level of the enterprise income tax enjoyed by our PRC operating subsidiaries will continue, and any legislative changes to the tax regime could discontinue any preferential tax treatment and increase the enterprise income tax rate applicable to our principal subsidiaries in the PRC.
     Specifically, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007. Under the EIT Law, effective on January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the current preferential tax rate of 15.0% applicable to high and new technology enterprises and the current preferential tax treatments for all enterprises (including foreign-invested enterprises) will be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of our PRC operating subsidiaries, including Suntech China, which is currently both a high and new technology enterprise and a foreign-invested enterprise, Suntech Power Co., Ltd. and Sunergy Power Co., Ltd., which are foreign-invested enterprises. Any future increase in the enterprise income tax rate applicable to our PRC operating subsidiaries or other adverse tax treatments, such as the discontinuation of preferential tax treatments, would have a material adverse effect on our results of operations and financial condition.
We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.

     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. There have been recent reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
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
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     Based upon the past composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for our taxable year ended December 31, 2006, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, in reaching the conclusion that we believe we are not a PFIC, we have valued our assets based on the market price per share of the ADSs, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year.
Item 4. Information on the Company
A. History and Development of the Company
     Our predecessor company, Wuxi Suntech Power Co., Ltd., or Suntech China, was incorporated in January 2001 and commenced business operations in May 2002. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Power Solar System Co., Ltd., or Suntech BVI, in the British Virgin Islands on January 11, 2005. Suntech BVI acquired all of the equity interests in Suntech China through a series of transactions that have been accounted for as a recapitalization. In anticipation of our initial public offering, we incorporated Suntech Power Holdings Co., Ltd., or Suntech, in the Cayman Islands as a listing vehicle on August 8, 2005. Suntech became our ultimate holding company when it issued shares to the existing shareholders of Suntech BVI on August 29, 2005 in exchange for all of the shares that these shareholders held in Suntech BVI. We conduct a significant portion of our operations through Suntech China.
     As part of our strategy to further expand our selling channels and customer base, broaden our product mix and diversify our geographical presence, we entered into an agreement in August 2006 to acquire MSK, a specialist PV company headquartered in Japan. Our acquisition of MSK has expanded our product offerings as a result of MSK’s core BIPV product and its BIPV system design capabilities.
     Our principal executive offices are located at 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86) 510 8531 8888 and our fax number is (86) 510 8534 4448.

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
B. Business Overview
     Overview
     We are one of the leading solar energy companies in the world as measured by production output in 2005. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s fourth largest manufacturer of PV cells in 2006, based on production output, according to the March 2007 issue of Photon International, a magazine covering the international PV industry. We design, develop, manufacture and market a variety of PV cells and modules, which are devices that convert sunlight into electricity through a process known as the photovoltaic effect. We also provide PV system integration services in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide, including a number of European countries such as Germany and Spain, as well as China and the United States. We sell our products outside of China primarily through distributors and in China primarily to PV module manufacturers and end users directly.
     We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at the lowest possible cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2006, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells reached 16.8% and 15.6%, respectively. In comparison, according to a survey report published by the International Energy Agency Photovoltaics Power Systems Implementing Agreement in September 2006, the conversion efficiency rate of monocrystalline PV cells generally ranges between 15.0% and 18.0%, and the average conversion efficiency rate of multicrystalline PV cells is approximately 14.0%.
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
     We increased our manufacturing capacity by 27 times in approximately four years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 megawatts, or MW. Through continuous technology innovation and capacity expansion, we have established 10 PV cell manufacturing lines, four of which commenced operation at various dates in 2006. As of December 31, 2006, we had an aggregate PV cell manufacturing capacity of 270 MW per year. We plan to further increase our aggregate manufacturing capacity of PV cells to 420 MW by the end of 2007. We sold 29.5 MW, 67.7 MW and 160.1 MW of our products in 2004, 2005 and 2006, respectively.
     Our net revenues increased from $85.3 million in 2004, to $226.0 million in 2005, and to $598.9 million, representing a compound annual growth rate, or CAGR, of 165.0% from 2005 to 2006. Our net income increased from $19.8 million in 2004 to $30.6 million in 2005 and to $106.0 million in 2006, representing a CAGR of 131.4% from 2005 to 2006.
Our Competitive Strengths
     We believe that the following competitive strengths enable us to take advantage of the rapid growth in the PV industry and compete effectively in the global PV market:
Large-Scale Manufacturing of High-Efficiency PV Cells
     Our manufacturing technologies enable us to produce high-efficiency PV cells on a large scale with efficient use of raw materials. Our manufacturing capacity and output have increased rapidly in the past three years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW. As of December 31, 2006, our PV cell manufacturing capacity has grown to 270 MW per year. We plan to further increase our annual manufacturing capacity of PV cells to 420 MW by the end of 2007. The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells have reached 16.8% and 15.6% as of December 31, 2006, respectively. In comparison, according to a report published by the International Energy Agency Photovoltaic Power System Implementing Agreement in September 2006, the conversion efficiency rate of monocrystalline PV cells generally ranges between 15.0% and 18.0%, and the average conversion efficiency rate of multicrystalline PV cells is approximately 14.0%, respectively. Our process technologies have significantly improved our productivity and increased the efficiency of our raw material usage, both of which have lowered the cost per watt of our products.
Strong Research and Development Capabilities in PV technology
     We have superior research and development capabilities in conducting basic research, improving manufacturing process and commercializing new PV technologies. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technical officer and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists, are all prominent experts in the PV industry, each with over 10 years of experience with PV technologies. As of December 31, 2006, our PV technology research and development center had 202 personnel, including 117 PV technology experts from China and abroad. We have accumulated significant expertise, knowledge, know-how and experience in silicon materials, solar cell device physics, theoretical simulation and characterization, process technologies and the design of advanced PV manufacturing equipment. We made significant progress in developing innovative silicon purification technologies to substantially reduce silicon cost, and commercializing thin film technology to reduce the consumption of silicon materials and manufacturing costs. We have established cooperative relationships with a number of universities in China and abroad, including the University of New South Wales in Australia and Zhongshan University in China. Our collaborative efforts with these institutions not only give us access to advanced testing facilities and equipment, but also enable us to keep abreast of the latest industry developments and trends. The government authorities in China have recognized our research and development capabilities by giving us research grants.
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
Established Relationships with Key Customers and Suppliers
     To grow our business and market share, we have established various types of supply and sales arrangements with some of the key players in the PV industry. Our major international customers include Conergy AG, Atersa, IBC Solar AG, SolarWorld AG and Ibesolar Energia S.A. In order to better manage our unit costs and to secure adequate supply of silicon wafers, we entered into several multi-year supply agreements in 2006, which we believe will provide the majority of our anticipated silicon wafers needs for 2007. The unit prices of silicon wafers under these agreements are fixed in 2007 with some agreements stipulating fixed prices subject to a declining annual price curve in subsequent years and other agreements stipulating subsequent annual prices to be determined by further negotiation. The unit prices under these agreements are lower than those in the spot market at the time we entered into these agreements.
We are a leading independent developer and manufacturer of PV cells and modules with high growth and profitability
     We are a leading independent developer and manufacturer of PV cells and modules. According to Photon International, we were the fourth largest PV cell producer worldwide and the largest PV cell producer in

China in 2006, based on production output. Unlike several of our large competitors, which operate as PV divisions of large industrial, utility and oil conglomerates, we dedicate all of our management efforts and attention to the design, development, manufacturing and marketing of PV products. Our focus on the PV industry enables our management to set corporate direction, make strategic and operational decisions based solely on our commitment to the PV industry and our customer requirements. We believe that our focused efforts have contributed to our rapid growth and high operating efficiency in the past three years. We have increased our annual manufacturing capacity of PV cells from 10 MW in August 2002 to 270 MW as of December 31, 2006. We achieved profitability in December 2002, within one year of commencing our operations, and achieved gross margin of 29.5%, 30.3% and 24.9% and net margin of 23.2%, 13.5% and 17.7% in 2004, 2005 and 2006, respectively, which we believe were among the highest compared to current public solar energy companies. We believe that our dedication to the PV industry will enable us to better capitalize on the rapidly growing demand for PV products, expand our manufacturing capacity and respond quickly to industry, technology and market changes.
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
PV Cells
     A PV cell is a semiconductor device made from a silicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. We produce a variety of monocrystalline and multicrystalline silicon PV cells.
PV Modules
     A PV module is an assembly of PV cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce a variety of PV modules ranging from two to 240 watts in power, with higher output modules under development.
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
The diagram below illustrates the PV module manufacturing process:

Manufacturing Capacity Expansion
     Since commencing our business operations in May 2002, we have significantly expanded our manufacturing capacity to meet the rapidly increasing demand for PV products. In August 2002, we completed our first commercial PV cell manufacturing line with an annual manufacturing capacity of 10 MW, which was later improved to 15 MW, and began the commercial sales of our PV cells in September 2002. Through continual expansion, as of December 31, 2006, we had an aggregate manufacturing capacity of 270 MW per year. We have also proportionately expanded our manufacturing capacity of PV modules. We plan to further increase our aggregate manufacturing capacity of PV cells to 420 MW by the end of 2007.
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
     We have adopted an initiative to increase purchases of supplies and raw materials from suppliers based in China that can provide supplies of comparable quality as those produced outside of China but at a lower cost and a shorter lead and delivery time. This includes for suppliers for tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material and metallic paste. In 2006, we purchased 29.5% of our raw materials from overseas.
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
     In order to better manage our unit costs and to secure adequate supply of silicon wafers, we entered into several multi-year supply agreements in 2006, including with MEMC Electronic Materials, Inc., Shanghai Comtec Solar Technology Co., Ltd., Sunlight Group Inc. and Sumitomo Corporation in association with a division of Renewable Energy Corporation. We believe these multi-year supply agreements will provide the majority of our anticipated silicon wafers needs for 2007. The unit prices of silicon wafers under these agreements are fixed in 2007 with some agreements stipulating fixed prices subject to a declining annual price curve in subsequent years and other agreements stipulating subsequent annual prices to be determined by further negotiation. The unit prices under these agreements are lower than those in the spot market at the time we entered into these agreements.
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

     We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2006.

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

January 2005	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules

March 2006	UL certification	Certain models of our PV modules

June 2005—December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

May 2006	TüV certification, conducted by TüV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules
Markets and Customers
     We sell our products outside of China primarily to distributors and in China primary to module manufacturers and end users directly. Our distributors include companies that are exclusive solar distributors, engineering and design firms and other energy product distributors. Some of our distributors are also installers, system integrators, property developers and other value-added resellers, who often add value to the system design by incorporating our PV cells or PV modules with batteries, power electronics, mounting structures and wiring systems. In 2006, SolarWorld AG was the only customer whose purchases accounted for 10.0% or more of our total net revenues for the year.
     The following table sets forth certain information relating to our total net revenues by geography for the period indicated:

	Year Ended December 31,
	2004		2005		2006
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(in thousands, except percentages)
Europe
Germany	$61,528	72.1%	$101,590	45.0%	$254,369	42.5%
Spain	1,659	2.0	18,160	8.0	123,547	20.6%
Others	13,033	15.3	41,537	18.4	43,784	7.3%

Europe sub-total	76,220	89.4	161,287	71.4	421,700	70.4%
China	6,705	7.8	56,400	25.0	129,704	21.7%

	Year Ended December 31,
	2004		2005		2006
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(in thousands, except percentages)
South Africa	1,345	1.6	488	0.2	1,911	0.3%
Rest of the world	1,018	1.2	7,825	3.5	45,555	7.6%

Total	$85,288	100.0%	$226,000	100.0%	$598,870	100.0%
     We enter into both short-term and long-term supply contracts with our customers and are generally obligated to deliver PV modules according to a pre-agreed price and schedule.
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
     We sell our PV products outside of China primarily through distributors. We currently work with a relatively small number of distributors that have particular experience in a given geographic or applications market segment. We are actively working to expand our distribution channels by selectively adding distributors. We believe that our relationships with our distributors enable us to (i) leverage the marketing and distribution and after-sales service capabilities of other companies, (ii) explore opportunities for additional product development, (iii) more easily, quickly and cost-effectively enter new geographic markets, and (iv) attract new customers. In 2006, we also sold PV products to power plants and financial institutions investing in the PV industry.
     We sell our PV products to module manufacturers and end users in China primarily through a team of sales and marketing personnel. To date, we have primarily pursued off-grid sales in China. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We believe that growth of the PV market in China will likely outpace the global rate due to the recent adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources. We plan to leverage our location and our existing relationships with end users to increase our sales in China, especially our sales of PV system integration services.
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
     Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a five-year and two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. The MSK’s standard PV modules sold outside of Japan contain a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product.

Intellectual Property
     We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2006, we had a total of 21 issued patents and 10 pending patent applications in China and MSK had 52 issued patents and 46 pending patent applications in Japan. In addition, we have two pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. Our issued and pending patent applications relate primarily to process technologies for the manufacturing of PV cells and PV modules.
     We maintain five trademark registrations in China, including the names Suntech, SuntechPower and Powerful Care and our logo. We have also registered Suntech and our logo in the United States, Australia, Germany and Thailand, as well as SuntechPower in Thailand. We are in the process of registering Suntech and our logo in Australia, Finland, Greece, Japan, Norway, Singapore, Sweden, Turkey, the United Kingdom and the United States. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.
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
Competition
     The PV market is intensely competitive and rapidly evolving. Our competitors include PV divisions of large conglomerates, such as BP Solar, Sanyo Group and Sharp Corporation, specialized cell and module manufacturers such as Q-Cells, as well as integrated manufacturers of PV products such as Renewable Energy Corporation and SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including thin film technology based PV products such cadmium telluride, CIS (copper, indium and diselinide absorbers), CIGSS (copper, indium, gallium, sulfide and selenium absorbers), amorphous silicon and crystalline silicon. Additionally there are other PV technologies that continue to be developed such as ribbon, sheet and nano technologies. Many of our competitors believe that each of these new PV technologies will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
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
Environmental Matters
     Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We outsource the treatment of some of our waste water and other liquid wastes to third-party contractors. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities in Wuxi. We obtained ISO 14001 certification for our manufacturing facilities in Wuxi in September 2006. ISO 14001 prescribes standards for management of organizations to achieve an effective environmental management system.
Insurance
     We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $146.2 million as of December 31, 2006. We also maintain insurance policies in respect of marine, air and inland transit risks for the exports of our products. In addition, we currently maintain product quality insurance against warranty claims with an aggregate coverage amount of approximately $256.1 million, which covers both technical defects and declines of initial power generation capacity of our PV modules. We do not maintain business interruption insurance or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $0.3 million in insurance premiums in 2006.
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
     China’s Ministry of Construction also issued a directive in June of 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in June 2005, which sets forth specific measures to conserve energy resources and encourages exploration, development and use of solar energy in China’s western areas, which have not been covered by electricity transmission grids and rural areas.
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
Taxation
     PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33.0% (30.0% of state income tax plus 3.0% local income tax). The Income Tax Law and the related implementing rules provide certain favorable tax treatments to foreign invested enterprises which are qualified as “high and new technology enterprises” and are registered and operate in specified high-tech zones in the PRC. PRC domestic companies are governed by the Enterprise Income Tax Laws of the PRC and are generally subject to an enterprise income tax rate of 33.0%.
     Suntech China, a foreign invested enterprise registered and operates in a high-tech zone in Wuxi, has been qualified as a “high and new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status. It was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China was thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. After December 31, 2007, Suntech China will be subject to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status.
     Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. Currently, Suntech has obtained the approval for a preferential enterprise income tax rate of 7.5% in 2005 and 2006. The PRC central or provincial government could at any time determine to immediately eliminate or reduce such preferential tax treatment, and our effective tax rate would increase as a result. Upon the eventual lapse of the preferential enterprise income tax rates of these subsidiaries, our effective tax rate will increase in the future. See “Risk Factors—Risks Related to Our Company—The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our result of operations.”
     Luoyang Suntech is located in the Luoyang high and new technology zone. This company is subject to a preferential tax rate of 15% because it qualifies as a “high and new technology enterprise”.
     Qinghai Suntech is located in the Xining Economics Development Zone, Qinghai province, so it is entitled to a statutory income tax rate of 15%. The local government also granted Qinghai Suntech a tax refund scheme commencing in 2003 on an annual basis for seven consecutive years. The amount of the annual refund is equal to 100% of Qinghai Suntech’s annual income tax liability from 2003 to 2007 and 50% of Qinghai Suntech’s income tax liability from 2008 to 2009.
     Suntech Hong Kong is located in the Hong Kong S.A.R. and is subject to a 17.5% income tax rate.
     Suntech America is subject to U.S. federal corporate income tax at the rate of 35% and Maryland state corporate income tax at the rate of 7%.
     MSK Corporation is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, in aggregated, resulted in a normal effective tax rate of approximately 40.69%.
     Sunergy Power is located in the Wuxi high-tech zone. Sunergy Power will also be eligible for reduced taxation at the rate of 15% as a “high and new technology enterprise.” As of June 8, 2007, Sunergy Power is still in the process of constructing the factories and has not formally commenced operations.

     Under the PRC Enterprise Income Tax Law, or the EIT Law, enacted on March 16, 2007 and effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, under the EIT Law, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises will be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of our PRC operating subsidiaries, including Suntech China and its subsidiaries, which is currently both a high and new technology enterprise and a foreign-invested enterprise, Suntech Power Co., Ltd. and Sunergy Power Co., Ltd., which are currently foreign-invested enterprises. The detailed measures of preferential tax treatment under the EIT Law will be promulgated by the State Council, and we do not believe that the EIT Law will have a material adverse effect on our PRC operating subsidiaries’ ability to meet the applicable regulatory requirements for maintaining their current preferential tax treatment in the next five years as long as they maintain their status as a high and new technology enterprise.
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
C. Organizational Structure
The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of December 31, 2006.

D. Property, Plant and Equipment
     We are headquartered in the New District in Wuxi, Jiangsu province, where we lease multiple buildings with an aggregate of approximately 13,900 square meters of office, research and development and manufacturing space. We own the right to use a parcel of land of approximately 66,600 square meters near our leased facilities in the New District in Wuxi, where we have constructed manufacturing facilities for the installation of certain of our PV cell manufacturing lines. We are in the process of constructing additional new facilities including new office, research and development center and additional manufacturing space on this land, the first phase of which was completed in June 2005 and the second phase of which is expected to be completed in late 2008. Upon completion the second phase, this facility will be approximately 99,000 square meters. We recently acquired the right to another parcel of land near our leased facilities in the New District in Wuxi, where we plan to construct a 116,540 square meter facility for the manufacture of our PV products. We expect the construction to be completed in 2008. We also own the right to use a parcel of land of approximately 4,600 square meters in Liyuan, Wuxi for the display of demonstration models of our PV systems. We are in the process of acquiring a parcel of land within the Caohejing Export Processing Area in the Minhang District in Shanghai where we plan to construct a 200,000 square meter facility to be completed in 2008 for the manufacture of our PV thin film products and for our research and development facilities. Through our 88.2%-owned subsidiary, we also own a parcel of land in Luoyang, China, where we operate a 25,000 square meter facility for the manufacture of our PV cells. Our Japanese subsidiary, MSK, operates two plans in Nagano and Fukuoka with a total combined area of 10,967 square meters. We believe that our existing facilities, together with the facilities under construction and to be constructed according to our current plans, are adequate for our current and foreseeable future requirements.

Item 4A. Unresolved Staff Comments
     None.
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
A. Operating Results
Overview
     We have grown significantly since we completed our first PV cell manufacturing line in August 2002. We sold 29.5 MW and 67.7 MW and 160.1 MW of our products in 2004, 2005 and 2006, respectively. Our net revenues increased from $85.3 million in 2004 to $226.0 million in 2005 and to $598.9 million in 2006. Our net income amounted to $19.8 million in 2004, $30.6 million in 2005, and $106.0 million in 2006, representing net margin of 23.2%, 13.5%, and 17.7%, respectively.
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
Industry Demand
     Our business and revenue growth depends on PV industry demand. The PV market has grown significantly in the past decade. According to Solarbuzz, an independent solar energy research firm, the global PV market, as measured by annual PV system installations, increased from 345 MW in 2001 to 1,460 MW in 2005, representing a CAGR of 43.4%, while PV industry revenues grew from approximately $2.0 billion in 2000 to approximately $9.8 billion in 2005, representing a CAGR of 37.4%. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and has significant growth potential. Solarbuzz projects that PV industry revenues will reach $18.6 billion by 2010, representing a CAGR of 13.7% from 2005.
Capacity

     In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, both in allowing us to produce and sell more PV products and achieve higher revenues, and in lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly since we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 MW in August 2002. We sold 29.5 MW, 67.7 MW and 160.1 MW of our products in 2004, 2005 and 2006, respectively. As of December 31, 2006, we had an annualized aggregate PV cell manufacturing capacity of 270 MW. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion allowed us to significantly increase our net revenues from $85.3 million in 2004, to $226.0 million in 2005 and to $598.9 million in 2006. We plan to increase our annual manufacturing capacity of PV cells to 420MW by the end of 2007.
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
     In order to secure adequate and timely supply of silicon wafers, we have entered into several multi-year supply agreements in 2006, which we believe will provide the majority of our anticipated silicon wafer needs for 2007. The unit prices of silicon wafers under these agreements are fixed in 2007 with some agreements stipulating fixed prices subject to a declining annual price curve in subsequent years and other agreements stipulating subsequent annual prices to be determined by further negotiations. The unit prices under these agreements are lower than those in the spot market at the time we entered into these agreements.
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
     Our gross margin was 29.5%, 30.3% and 24.9%, in 2004, 2005 and 2006, respectively. The decrease in gross margin from 2005 to 2006 was mainly attributable to increases in prices of silicon wafers.
Pricing of our PV Products

     PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs of PV manufacturers, including the cost of silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have led to a steady reduction in manufacturing costs and the prices of PV products. Prices of PV products decreased steadily in 2002 and 2003 as a result of over-supply of PV products, but rose gradually as a result of the rapid growth of the PV market worldwide and shortages of silicon wafers in from 2004 to 2006. Fluctuations in the prevailing market prices have historically affected the prices of our PV products and may continue to have a material effect on the prices of our PV products in the future.
     We generally enter into sales contracts with our customers under which we are obligated to sell our products at fixed prices during the term of the contract. This has helped reduce our exposure to risks from decreases in the PV cell prices generally, but has, on the other hand, also prevented us from benefiting from price increases. We price our products based on the prevailing market price at the time we enter into sales contracts with our customers, taking into account the size of the contract, the strength and history of our relationship with each customer and our capacity utilization. We price our PV products consistent with the prevailing market price. The average selling price of our PV cells was $2.02, $3.05 and $3.23 per watt in 2004, 2005 and 2006, respectively. The average selling price of our PV modules was $3.01, $3.42 and $3.89 per watt in 2004, 2005 and 2006. The average selling price of our PV modules increased by 13.6% in 2005 compared to that in 2004 and increased by 13.7% in 2006 compared to 2005 as part of the prevailing market trend. However, we expect the prices of PV products, including our own products, to decline over time due to reduced manufacturing costs.
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
     The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells have reached 16.8% and 15.6% as of December 31, 2006, respectively. Since October 2005, using our pilot manufacturing line equipped with our latest technology, we have been able to produce PV cells with an average conversion efficiency rate of over 18.0%. Our advanced process technologies have also significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our profit margins.
Revenues
     We currently derive revenues from three sources:
•	Sales of PV cells, which accounted for approximately 8.6%, 24.2% and 20.8% of our total net revenues in 2004, 2005 and 2006, respectively.
•	Sales of PV modules, which accounted for approximately 91.3%, 75.3% and 78.8% of our total net revenues in 2004, 2005 and 2006, respectively. We manufactured all the PV cells used for our manufacturing of PV modules.
•	Sales of PV system integration services, which accounted for approximately 0.1%, 0.5% and 0.4% of our total net revenues in 2004, 2005 and 2006, respectively.
     Our net revenues are net of value-added tax. See “—Taxation.”
     We have been dependent on a limited number of customers for a significant portion of our revenues. In 2006, we had one customer accounting for 10% or more of our total net sales, and such customer accounted for approximately 21.4% of our total net revenues. This customer was our largest customer both in 2005 and in 2006. Our largest customer in 2005 was different from those in 2004 because we granted a German company the exclusive right to distribute our products in Germany for 2005 and this company became our largest customer in 2005. We believe that by focusing on PV module sales, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation. As we continue to diversify our geographic presence, customer base and product mix, we expect that our largest customers will continue to change from year to year.
Acquisition of MSK
     As part of our strategy to further expand our selling channels and customer base, broaden our product mix and diversify our geographical presence, we entered into an agreement in August 2006 to acquire MSK, a specialist PV company headquartered in Japan. Established in 1967, we believe that MSK is a pioneer within the higher value-added building-integrated photovoltaics, or BIPV, market segment, with thousands of its BIPV systems installed worldwide. Under this acquisition agreement, we agreed to acquire MSK through a two-step cash and share transaction. The first step was completed in August 2006 when we acquired 66.9% of the equity interests in MSK mainly through the issuance of new shares by MSK to us in exchange for $107.9 million in cash that was largely financed through a one-year, $100.0 million equivalent bridge loan denominated in Japanese Yen from ABN AMRO Bank N.V. The second step, which was initially agreed to be completed before December 2007, comprises the purchase by us of the remaining equity interests in MSK. The consideration for the second step, payable in the form of our ordinary shares, based on a price of $29.0 per share, would be between $53.0 million to $193.0 million, depending on MSK’s financial performance during a specified period following the first step of the acquisition. On February 1, 2007, we agreed with MSK and its shareholders by way of an amendment to the original acquisition agreement to acquire the remaining interest in MSK at $53.0 million. The consideration, payable in the form of Suntech shares based on a price of $29.0 per share, is fixed and is no longer tied to the future performance of MSK’s business as stipulated in the original acquisition agreement. Subject to mutual agreements, however, the consideration may be payable in cash. We believe that such agreement will accelerate the integration of MSK into our existing operations, which has already commenced. We expect the acquisition of the remaining interest in MSK to be completed in late 2007.
     Our acquisition of MSK has expanded our product offerings as a result of MSK’s core BIPV product and its BIPV system design capabilities. In addition, MSK has, over the past 20 years, established good relationships with distributors and end users of PV products in many countries in Europe, including Germany, Spain and Italy. Also, MSK’s brand name is well-recognized and we believe it enjoys good reputation in the PV industry and among our customers. We believe MSK’s brand name and its relationships with distributors and end users of PV products will complement our existing distribution channels, branding strategy and customer relationships and enable us to extend our reach within key markets in Europe. Moreover, we believe this acquisition provides us with a solid platform to access the Japanese market through MSK’s sales and marketing channels and brand recognition in Japan. According to the “2006 Photovoltaic System Market Future Outlook Report, Japan,” Japan was the fastest growing market for PV cells and modules in 2005 and the largest solar energy market in terms of both total installation and production of PV cells and modules with 53.0% of the world production.
     We plan to achieve synergies from our acquisition of MSK by integrating MSK’s cost structures and production activities into our existing operations, which has already commenced. We implemented strict cost-control measures and are in the process of selectively replacing MSK’s certain high-cost supply arrangements with our own supply arrangements to leverage upon our superior scale and cost advantages. We have also, starting from February 2007, halted MSK’s standard PV module production activities in Japan. All future production for MSK is expected to take place in China in order to take advantage of our low cost production capabilities and operating experience in China. We will preserve MSK’s brand name and support its customer base. Outside of Japan, we will sell our standard modules under the Suntech brand and the BIPV products under the MSK brand. In Japan, we will sell both our standard modules and the BIPV products under the MSK brand. MSK will focus its resources on its core BIPV strength, on continuing to engage in innovative BIPV product development and on increasing its sales and marketing initiatives to expand the market reach of its BIPV products in Japan and other major international PV markets. We also plan to achieve synergies by aligning the respective sales and marketing initiatives between MSK and us, establishing joint sales channels and customer bases, promoting best practices in production and research and development activities, as well as engaging in cost reduction from the consolidation of back office functions.
     Subsequent to our acquisition of MSK in August 2006, we undertook steps to strengthen MSK’s internal controls over financial reporting, inventory management and sales and to remediate internal control deficiencies within MSK, including hiring additional accounting and finance staff for MSK, appointing an additional statutory auditor and providing appropriate training for relevant MSK personnel.

Costs of Revenues and Operating Expenses
     The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Cost of revenues	70.6%	69.7%	75.1%
Operating expenses
Selling expenses	2.1	1.6	1.5
General and administrative expenses	3.4	8.4	4.7
Research and development expenses	0.5	1.5	1.4

Total operating expenses	6.0%	11.5%	7.6%
     Our cost of revenues declined as a percentage of our total net revenues from 2004 to 2005 as a result of our increased economies of scale, higher operating efficiencies and the advancement of our process technologies. Our cost of revenues increased as a percentage of our total net revenues from 2005 to 2006 primarily attributable to increases in prices of silicon wafers. Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which include share-based compensation expenses. Our operating expenses as a percentage of our total net revenues increased in 2005 as a result of the share compensation charges we incurred and fees paid to our outside consultants who provided advisory services to us in connection with our restructuring. We conduct our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively.
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
     Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a two-year warranty for defects in materials and workmanship, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. We believe our warranty policies are consistent with industry practice. We currently maintain product quality insurance with a maximum coverage amount of approximately $125 million, which covers both technical defects and declines of initial power generation capacity. We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 0.3% to 1.0% of our net revenues as warranty costs at the time revenue is recognized. As of December 31, 2006 our accrued warranty costs amounted to $8.8 million.
General and Administrative Expenses
     General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, depreciation of equipment used for administrative purposes and amortization of rental facilities used for administrative purposes, provision for doubtful debts, fees and expenses of legal, accounting and other professional services, expenses associated with our administrative offices. General and administrative expenses in 2006 also included $7.4 million share option expenses for options granted to our administrative personnel and directors. General and administrative expenses will also include depreciation of our new office, which is under construction and is expected to be completed by the end of 2007. As a result, we expect our depreciation to increase significantly in 2007. In addition, we also expect general and administrative expenses to increase as we add personnel and incur additional costs related to the growth of our business. Furthermore, we expect to incur additional general and administrative expenses as a result of being a listed public company in the United States.
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
     On September 1, 2006, we granted options to purchase 120,000 of our ordinary shares to certain of our employees, and on November 19, 2006, we further granted options to purchase 516,666 of our ordinary shares and 401,000 restricted shares to certain of our directors, employees and consultants. One-third of these options will vest on November 19, 2007, 2008 and 2009, respectively. The restricted shares have a vesting schedule of five separate 20% annual increments. For 80,000 out of the 401,000 restricted shares granted, the first 20% vested immediately upon grant, and the remaining shares will vest on each of November 19, 2007, 2008, 2009 and 2010, respectively. For 321,000 out of the 401,000 restricted shares granted, one-fifth will vest on each of November 19, 2007, 2008, 2009, 2010 and 2011, respectively.
     We recorded share-based compensation expenses attributable to directors and employees of approximately $12.9 million in 2006.
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
     Suntech Hong Kong is located in the Hong Kong S.A.R. and is subject to a 17.5% income tax rate.
     Suntech America is subject to U.S. federal corporate income tax at the rate of 35% and Maryland state corporate income tax at the rate of 7%.
     MSK Corporation is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, in aggregated, resulted in a normal effective tax rate of approximately 40.69%.
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
     Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. Currently, Suntech has obtained the approval for a preferential enterprise income tax rate of 7.5% in 2005 and 2006. The PRC central or provincial government could at any time determine to immediately eliminate or reduce such preferential tax treatment, and our effective tax rate would increase as a result. Upon the eventual lapse of the preferential enterprise income tax rates of these subsidiaries, our effective tax rate will increase in the future. See “Risk Factors—Risks Related to Our Company—The discontinuation of any preferential tax treatments currently available to us could result in a decrease of our net income and materially and adversely affect our result of operations.”
     Luoyang Suntech is located in the Luoyang high and new technology zone. This company is subject to a preferential tax rate of 15% because it qualifies as a “high and new technology enterprise”.
     Qinghai Suntech is located in the Xining Economics Development Zone, Qinghai province, so it is entitled to a statutory income tax rate of 15%. The local government also granted Qinghai Suntech a tax refund scheme commencing in 2003 on an annual basis for seven consecutive years. The amount of the annual refund is equal to 100% of Qinghai Suntech’s annual income tax liability from 2003 to 2007 and 50% of Qinghai Suntech’s income tax liability from 2008 to 2009.
     Sunergy Power is located in the Wuxi high-tech zone. Sunergy Power will also be eligible for reduced taxation at the rate of 15% as a “high and new technology enterprise.” As of April 1, 2007, this company is still in the process of constructing the factories and has not formally commenced operations.
     Under the PRC Enterprise Income Tax Law, or the EIT Law, enacted on March 16, 2007 and effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, under the EIT Law, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises will be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of our PRC operating subsidiaries, including Suntech China and its subsidiaries, which is currently both a high and new technology enterprise and a foreign-invested enterprise and Suntech Power Co., Ltd. and Sunergy Power Co., Ltd., which are currently foreign-invested enterprises. The detailed measures of preferential tax treatment under the EIT Law will be promulgated by the State Council, and we do not believe that the EIT Law will have a material adverse effect on our PRC operating subsidiaries’ ability to meet the applicable regulatory requirements for maintaining their current preferential tax treatment in the next five years as long as they maintain their status as high and new technology enterprises.
Critical Accounting Policies
     We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
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
Allowance for Doubtful Accounts and advances to suppliers
     We maintain allowances for doubtful accounts and advances to suppliers primarily based on the age of receivables or prepayments and factors surrounding the credit risk of specific customers or suppliers. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.
Share-based compensation
     Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We grant options at prices not less than 100% of the fair market value of ordinary shares on the date of grant and not less than $2.3077 per share. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.
Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
Purchase price allocation
  We accounts for business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.
Fair value of financial instruments

     The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contract was recently entered into and market interest rates have not fluctuated significantly since that date. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate.
Results of Operations
     The following table sets forth a summary, for the periods indicated, our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2004		2005		2006
	(in	% of net	(in	% of net	(in	% of net
	thousands)	revenues	thousands)	revenues	thousands)	revenues
Consolidated Statement of Operations Data
Net revenues
PV cells	$7,331	8.6%	$54,653	24.2%	$124,626	20.8%
PV modules	77,898	91.3	170,129	75.3	471,916	78.8
PV system integrations	58	0.1	1,218	0.5	2,328	0.4

Total net revenues	85,287	100.0	226,000	100.0	598,870	100.0
Cost of revenues
PV cells	5,269	6.2	35,440	15.7	90,066	15.0
PV modules	54,862	64.3	121,184	53.6	357,903	59.8
PV system integrations	43	0.1	814	0.4	2,013	0.3

Total cost of revenues	60,174	70.6	157,438	69.7	449,982	75.1
Gross profit	25,113	29.5	68,562	30.3	148,888	24.9
Operating expenses
Selling expenses	1,750	2.1	3,667	1.6	9,010	1.5
General and administrative expenses	2,889	3.4	18,874	8.4	28,275	4.7
Research and development expenses	465	0.5	3,358	1.5	8,374	1.4

Total operating expenses	5,104	6.0	25,899	11.5	45,659	7.6
Income from operations	20,009	23.5	42,663	18.8	103,229	17.2
Interest expenses, net(1)	(979)	(1.1)	(7,611)	(3.4)	5,479	(0.9)
Other income (expenses)	167	0.2	(758)	(0.3)	2,059	0.3
Tax benefit (expenses)	611	0.7	(3,753)	(1.7)	(7,188)	1.2

Net income after taxes before minority interest	19,808	23.3	30,541	13.4	103,579	17.3
Minority interest	—	—	(34)	0.0	1,410	0.2
Equity in (loss) gain of affiliates	(51)	(0.1)	121	0.1	1,013	0.2

Net income	$19,757	23.2%	$30,628	13.5%	$106,002	17.7
Deemed dividend on Series A redeemable convertible preferred shares	—	—	$2,406	1.1%	—	—

Net income attributable to holders of ordinary shares	$19,757	23.2%	$28,222	12.4%	$106,002	17.7

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Net Revenues. Our total net revenues increased significantly from $226.0 million in 2005 to $598.9 million in 2006. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. Our PV cell and module sales volume increased from 17.9 MW in 2005 to 38.5 MW in 2006. Sales of PV cells constituted 24.1% of our PV cell and module sales volume in 2006, compared to 26.4% in 2005. This was primarily because we entered into several original equipment manufacturer, or OEM, manufacturing arrangements during this period with several PV module manufacturers in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these OEM customers and were obligated to sell a substantial portion of the PV cells manufactured with these wafers to such customers. We expect such OEM sales of PV cells to constitute a smaller percentage of our total sales volume in 2007 as we have secured a majority of our anticipated silicon wafer needs in 2007 through several multi-year supply agreements that we entered into in 2006.
     Our net revenues increased in each of our major geographic markets, with the largest revenue growth in China. Our total net revenues from sales in China increased significantly from $56.4 million in 2005 to $129.7 million in 2006 due primarily to an increased demand for our PV cells by PV module manufacturers in China and, to a lesser extent, end users in China. Our total net revenues from sales in China constituted 21.7% of our total net revenues in 2006, compared to 25.0% in 2005. In addition, as we expanded our marketing efforts to diversify our geographic presence, sales to our largest market Germany as a percentage of our total net revenues, decreased to 42.5% in 2006 from 45.0% in 2005. Furthermore, we have also diversified our customer base in 2005 and 2006, customers accounting for 10.0% or more of our total net revenues collectively accounted for approximately 32.1% and 21.4% of our total net revenues, respectively, and sales to our largest customer accounted for approximately 32.1% and 21.4% of our total net revenues, respectively. We intend to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth. The increase in our total net revenues in 2006 also included $42.2 million attributable to MSK, as we began to consolidate MSK’s financial results on August 12, 2006, upon completion of the acquisition of 66.9% of the equity interests in MSK. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV cells and modules from $3.05 and $3.42, respectively, per watt in 2005, to $3.23 and $3.89, respectively, per watt in 2006 as a result of increased demand in the PV market.
     Cost of Revenues. Our cost of revenues increased significantly from $157.4 million in 2005 to $450.0 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of silicon wafers needed as a result of the significant increase in the volume of PV products we produced and, to a lesser extent, increases of unit costs of silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 69.7% in 2005 to 75.1% in 2006. This increase was due primarily to the increase in our average cost of silicon wafers in 2006 over 2005, as a result of the rising market price of silicon wafers. In 2006, we purchased the majority of our silicon wafers either through short-term supply arrangements or at the prevailing spot market. Prices under these short term arrangements and in the spot market both rose due to supply shortage. In order to better manage our unit costs and to secure adequate supply of silicon wafers, we entered into several multi-year supply agreements in 2006, which we believe will provide the majority of our anticipated silicon wafers needs for 2007. The unit prices of silicon wafers under these agreements are fixed in 2007 with some agreements stipulating fixed prices subject to a declining annual price curve in subsequent years and other agreements stipulating subsequent annual prices to be determined by further negotiation. The unit prices under these agreements are lower than those in the spot market at the time we entered into these agreements. The effect of the unit cost increase of silicon wafers in 2006 was partially offset by decreases in our silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies and by using thinner silicon wafers.

     Gross Profit. As a result of the foregoing, our gross profit increased significantly from $68.6 million in 2005 to $148.9 million in 2006. Because the increase of our raw material outpaced the growth of our selling prices, our gross margin decreased from 30.3% in 2005 to 24.9% in 2006.
     Operating Expenses. Our operating expenses increased from $25.9 million in 2005 to $45.7 million in 2006. The increase in our operating expenses was due primarily to significant increases in our selling expenses and research and development expenses and an increase in our general and administrative expenses. However, operating expenses as a percentage of our total net revenues decreased from 11.5% in 2005 to 7.6% in 2006.
•	Selling Expenses. Our selling expenses increased significantly from $3.7 million in 2005 to $9.0 million in 2006. However, selling expenses as a percentage of our total net revenues declined from 1.6% in 2005 to 1.5% in 2006. The increase in our selling expenses was due primarily to a significant increase in provision for warranties as a result of our increased sales. We accrued 1.0% of our PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.
•	General and Administrative Expenses. Our general and administrative expenses increased by 49.8% from $18.9 million in 2005 to $28.3 million in 2006. However, general and administrative expenses as a percentage of our total net revenues decreased from 8.4% in 2005 to 4.7% in 2006. The increase in our general and administrative expenses was due primarily to increases in salary and benefit expenses of administrative personnel as a result of increased headcount, as well as $7.4 million in share-based compensation expenses for share options granted to certain of our administrative personnel in 2006.
•	Research and Development Expenses. Our research and development expenses increased significantly from $3.4 million in 2005 to $8.4 million in 2006. However, research and development expenses as a percentage of our total net revenues decreased from 1.5% in 2005 to 1.4% in 2006. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities, as well as share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing new technologies and designing more advanced equipment to manufacture PV cells with higher conversion efficiencies, and we have increased the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells from 16.5% and 15.0% as of December 31, 2005, respectively, to 16.8% and 15.6% as of December 31, 2006, respectively. Our other research and development focus was to manufacture PV cells with high conversion efficiency rates using low-grade silicon wafers. Going forward, we will also focus on designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK. We expect our research and development expenses to increase in line with the increase in our total net revenues.
     Interest (Income) Expenses, net. We incurred net interest expenses of $7.6 million in 2005 while generated net interest income of $5.5 million in 2006. Our net interest income in 2006 was primarily the interest generated from the proceeds from our initial public offering in December 2005. Our net interest expenses in 2005 comprised of primarily share option expenses for options granted to certain individuals who contributed capital to one of our shareholders to affect our restructuring, as well as interest expenses of our bank borrowings.
     Other Income (Expenses). We incurred other expenses of $0.8 million in 2005 while generated other income of $2.1 million in 2006. Other expenses in 2005 consisted primarily of net foreign currency exchange loss. Other income in 2006 consisted primarily of foreign exchange gain and government grants we received for our research and development projects.
     Tax Expenses. Our tax expenses increased significantly from $3.8 million in 2005 to $7.2 million in 2006 primarily as a result of the increase of our taxable income.
     Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $30.6 million in 2005 to $106.0 million in 2006. Our net margin increased from 13.5% in 2005 to 17.7% in 2006.

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

     Interest Expenses, net. Our net interest expenses increased significantly from $1.0 million in 2004 to $7.6 million in 2005 due primarily to $5.7 million share option expenses for options granted to certain individuals who contributed capital to one of our shareholders to affect our restructuring, as well as our increased bank borrowings.
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
B. Liquidity and Capital Resources
Liquidity and Capital Resources
     To date, we have financed our operations primarily through short-term and long-term bank borrowings, proceeds from our initial public offering and convertible note offering. As of December 31, 2006, we had $225.5 million in cash and cash equivalents, and $288.2 million and $19.7 million in short-term and long-term bank borrowings, respectively. Our short-term borrowings increased significantly from $52.2 million as of December 31, 2005 to $288.2 million as of December 31, 2006 primarily as a result of the $100.0 million equivalent bridge loan obtained in connection with the MSK acquisition, as well as additional borrowings to satisfy our working capital requirement. The bridge loan bore an interest rate of 0.75% per annum. On March 12, 2007, we used US$100 million, a portion of our net proceeds from our convertible note offering in February 2007, to repay the bridge loan. Our other short-term bank borrowings outstanding as of December 31, 2006 bore average interest rates of 4.32%. Each of these borrowings has a term of one year, and expires at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.
     As of December 31, 2006, we had a single long-term credit facility with a maximum borrowing amount of $6.4 million, of which $2.6 million was drawn on March 31, 2005 and $3.8 million was drawn on September 26, 2005. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% for the first drawing made on March 31, 2005, and 6.34% for the second drawing made on September 26, 2005. MSK had syndicate loan facilities arrangement with two banks. As of December 31, 2006, the outstanding syndicate loan balance was $20.4 million with interest rates ranging from 1.96% to 2.20%. In addition, MSK also issued corporate bonds to three banks with an outstanding balance of $12.0 million. The interest rate associated with the corporate bonds ranges from 0.2% to 0.7%. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.
     Our advances to suppliers increased significantly from $24.0 million as of December 31, 2005 to $79.4 million as of December 31, 2006 as we made more prepayments to our silicon wafer suppliers in order to satisfy our increased manufacturing capacity. Going forward, we expect advances to suppliers to continue to increase as we further expand our manufacturing capacity and as we purchase a higher percentage of silicon wafers using multi-year, fixed price supply agreements, which require us to make prepayments. Our property, plant and equipment increased significantly from $39.7 million as of December 31, 2005 to $113.7 million as of December 31, 2006. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity, as well as the inclusion of property, plant and equipment of MSK after the MSK acquisition in August 2006.
     As of December 31, 2006, we had long-term prepayments in the amount of $132.3 million, which we incurred mainly as we granted a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share to one of our silicon wafer suppliers in July 2006. We initially recorded the fair value of the compensation cost on our consolidated balance sheet and will amortize the amount over the life of the supply contract, which is 10 years.
     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2004	2005	2006
	(in thousands)
Net cash provided by (used in) operating activities	$2,576	$22,622	$(149,780)
Net cash provided by (used in) investing activities	(13,129)	31,120	(153,879)
Net cash provided by (used in) financing activities	28,112	348,096	172,678
Net increase (decrease) in cash and cash equivalents	17,563	340,202	(133,794)
Cash and cash equivalents at beginning of period	1,559	19,122	359,324
Cash and cash equivalents at end of period	$19,122	$359,324	$255,530
Operating Activities
     Net cash used in operating activities in 2006 amounted to $149.8 million, compared to net cash provided by operating activities of $22.6 million in 2005. Net cash used in operating activities in 2006 was primarily due to a significant increase in prepayments to our polysilicon suppliers, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon, and, to a lesser extent, a decrease in cash advances from our customers, which reflects the growing percentage of our customers who decline to make advance payments to us as part of the changing industry practice in light of the increased industry-wide supply of PV modules. The net cash decrease is also due to an interest free loan to one of our suppliers. The amount of cash we used in operating activities was partially offset by the amount of cash provided by sales of our products. Net cash provided by operating activities in 2005 was mainly attributable to cash provided by sales of our products in 2005, which were partially offset by increases in advances to suppliers and inventories.
     Net cash provided by operating activities increased significantly from $2.6 million in 2004 to $22.6 million in 2005, due primarily to a significant increase in the amount of cash provided by sales of our products. The increase was also attributable to share-based compensation incurred in 2005, increases in depreciation and amortization, accounts payable, other payables and advances from customers. The increase was partially offset by increases in advances to suppliers and inventories. Net cash provided by operating activities in 2005 was mainly a result of net income of $30.6 million, as well as share-based compensation, which were partially offset by increases in inventories and advances to suppliers. Net cash provided by operating activities in 2004 was primarily because of net income of $19.8 million, which was partially offset by increases in inventories, advances to suppliers and accounts receivable at the end of the period exceeded those at the beginning of the period.
Investing Activities
     Net cash used in investing activities increased significantly from $31.1 million in 2005 to $153.9 million in 2006. The increase was due to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules.
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

Financing Activities
     Net cash provided by financing activities decreased 50.4% from $348.1 million in 2005 to $172.7 million in 2006, as we received $320.0 million from our initial public offering in 2005. The decrease was partially offset by an increase in net proceeds from short-term bank borrowings from $15.3 million in 2005 to $183.6 million in 2006.
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
Capital Expenditures
     We made capital expenditures of $8.2 million, $29.7 million and $52.3 million in 2004, 2005 and 2006, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules, and our capital expenditure in 2006 was also used to upgrading our enterprise resource planning system, or ERP system, which became operational in June 2006. We estimate that we will make capital expenditures in 2007 between $100 million and $120 million, which will be used primarily to build manufacturing facilities and to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines, including thin film production lines. In the three months ended March 31, 2007, we spent approximately $26.9 million on the purchase of property, plant and equipment. We plan to fund the balance of our 2007 capital expenditures substantially with proceeds from our convertible note offering, additional borrowings from third parties, and, if any, cash from operations.
Recently Issued Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on our consolidated financial statements.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,’’ or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxed recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxed’’, FIN 48 prescribes a position taken or expected to be taken in a tax return, FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning in fiscal year 2007. We are currently evaluating the impact of FIN 48 on our financial statements and related disclosures.
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
     As of December 31, 2006, our research and development center employed over 200 personnel, including over 100 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.
     We have focused, and will continue to focus our research and development efforts in the following areas:
     Increase Conversion Efficiencies. We are developing new technologies and designing more advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with high conversion efficiencies. We are enhancing the conversion efficiencies of PV cells through the “selective emitter” process, by which we improve the surface properties of PV cells so that the infrared and ultraviolet rays captured are more fully utilized. We are also working on reducing light shading by narrowing the metal grid in the front of a PV cell. We have developed a patented “Semiconductor Finger”-based solar cell processing technology and began the commercial production of PV cells using this technology cells in 2006, and have produced PV cells with conversion efficiencies of over 18.0% using monocrystalline silicon wafers and 17.0% using multicrystalline silicon wafers. We plan to implement this technology in all of our monocrystalline PV cell production lines in 2007. We also developed two patented technologies that are expected to lead conversion efficiency above 20.0% in the pilot line production in 2008.
•	Reduce Silicon Usage by Using Thinner Silicon Wafers. We have reduced our silicon wafer thickness to the current 200 micron to 210 micron range and are working towards thinning it further. Since thinning the wafers typically causes an increase in the breakage rate and cell warpage, for the short-term, we are working on a new metallization technology, which focuses on the application of metal electrodes to shade in order to improve light absorption and to reduce breakage rate. To this end, we are also redesigning tools and procedures used in our manufacturing process and working with suppliers to improve the quality of metallic pastes.
•	Utilize Low Cost Solar Grade Silicon. We are developing innovative silicon purification technologies, which we believe will substantially reduce silicon cost while maintaining and enhancing the conversion efficiencies of our products. We have produced PV cells with an 11.0% conversion efficiency rate using multicrystalline silicon wafers made from low-cost solar grade refined silicon materials. Meanwhile, we are working on improving design and cell manufacturing process to produce high efficiency PV cells. With “Semiconductor Finer” technology and gettering process, we have manufactured PV cells with efficiency up to 17.0% using low grade solar silicon materials.
•	Developing Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for next generation thin film PV cells on glass, which will significantly reduce the consumption of silicon materials and manufacturing costs. We are in the process of building a 20MW silicon thin film production line that is expected to start production in the second quarter of 2008.
     Our research and development expenditures were $0.5 million and $3.4 million and $8.4 million in 2004, 2005 and 2006, respectively.

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
E. Off-Balance Sheet Arrangements
     As of December 31, 2006, MSK had long-term loans, including syndicated loans and corporate bonds, of $32.5 million. Among the balance of long-term loan, $28.36 million was guaranteed by either MSK’s plant, with net book value of approximately $23.4 million at December 31, 2006, or by Dr Kasahara, the Chief Executive Officer and a minority shareholder of MSK. The duration of the loan contract ranges from 3 years to 5 years with interest rates varying from 0.20% to 2.20%.
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
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$31,561	$11,905	$13,686	$5,970	—
Capital (finance) lease obligations	$6,994	$2,176	$3,651	$1,167	—
Operating lease obligations	$2,935	$986	$1,193	$756	—
Purchase obligations(1).	$8,467,019	$572,966	$1,155,947	$1,619,119	$5,118,987
Other long-term liabilities reflected on the company’s balance sheet	13,910	2,017	3,400	8,493	—

Total	$8,508,221	$587,897	$1,174,344	$1,626,994	$5,118,987

(1)	Include commitments to purchase production equipment in the amount of $82.6 million and commitments to purchase raw materials in the amount of $1,788.1 million as well as future minimum obligation in the amount of $6,596.3 million under a 10-year supply agreement.
     Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.
G. Safe Harbor
     This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You

can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our PV products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our expectations with respect to our ability to integrate MSK into our operations and realize business and operational synergies and efficiencies or other benefits that we expect from the acquisition;

•	our expectations regarding our ability to establish and maintain effective internal controls for MSK;

•	our expectations regarding our ability to successfully develop our BIPV business by leveraging MSK’s expertise in this field;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products and conventional energy suppliers.
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

Item 6 Directors, Senior Management and Employees
A. Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of June 15, 2007.

Name	Age	Position/ Title
Zhengrong Shi	44	Chairman of the board of directors, chief executive officer
Chengyu Fu	56	Independent director
Zhi Zhong Qiu	52	Independent director
Julian Ralph Worley	62	Independent director
Songyi Zhang	51	Independent director
Amy Yi Zhang	40	Director and chief financial officer
Jingjia Ji	52	Director and senior research scientist
Graham Artes	52	Chief operating officer
Stuart R. Wenham	50	Chief technical officer
Guangchun Zhang	50	Deputy research director of research and development
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
     Mr. Chengyu Fu is a director of our company and a member of our compensation committee and corporate governance and nominating committee. Since October 2003, Mr. Fu has served as the president of China National Offshore Oil Corporation, a PRC state-owned enterprise, as well as the chairman of the board of directors and the chief executive officer of CNOOC Limited, a Hong Kong limited liability company. Mr. Fu has over 30 years of experience in the oil industry in the PRC. Mr. Fu received his bachelor’s degree in geology from Northeast Petroleum Institute in China, and a master’s degree in petroleum engineering from the University of Southern California in the United States.
     Mr. Zhi Zhong Qiu is a director of our company and a member of our audit committee, our compensation committee and corporate governance and nominating committee. Mr. Qiu is the managing director of ABN AMRO in charge of Greater China practice. He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of the DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund. Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China. From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB. From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, the CSFB’s financial derivatives affiliate. Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University in the United States, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.
     Mr. Julian Ralph Worley is a director of our company and a member of our audit committee. From May 2005 to date, he has been an independent non-executive director and the chairman of the audit committee of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited. In September 2003, Mr. Worley retired from PricewaterhouseCoopers, where he had served as a consultant in the Philippines from September 2000, and prior to that, as an audit partner at Price Waterhouse Hong Kong (later PricewaterhouseCoopers) for over 25 years. Mr. Worley graduated from the London School of Economics and Political Science, University of London, with a bachelor degree in economics. Mr. Worley is qualified as a fellow of the Institute of Chartered Accountants in England and Wales, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Directors.
     Mr. Songyi Zhang is a director of our company and the chairman of our audit committee. He is an advisory director of Morgan Stanley, Hong Kong and a director of SINA Corporation, a China-based Internet media company quoted on the Nasdaq. Through his investment vehicle, Mandra Capital, he is the controlling shareholder of Mandra Forestry Finance Limited, a joint venture that Mr. Zhang set up with Morgan Stanley and the Toronto Stock Exchange-listed Sino-Forest Corporation to acquire and manage commercial forestry plantations in China. Previously, he was a managing director of Morgan Stanley in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group, and co-head of its Asia Power and Utilities/Infrastructure Group. Prior to that, he was an attorney at Milbank, Tweed, Hadley & McCloy LLP in its Banking/Project Finance Group. Mr. Zhang received his J.D. degree from Yale Law School in 1985.
     Ms. Amy Yi Zhang has been our chief financial officer since August 2005 and a director of our company since February 2007. From 2004 to 2005, she was a director and the chief financial officer of Deloitte Consulting China, and was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor’s degree in Nanjing University in China in 1989 and her master’s degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.
     Dr. Jingjia Ji has been a senior research scientist of our company since March 2003 and a director of our company since August 2005. From 1995 to 2002, Dr. Ji worked as a senior research scientist in Pacific Solar Pty., Ltd.. From 1991 to 1994, he worked at the University of New South Wales as a senior research assistant. From 1985 to 1990, he worked in the Shanghai Institute of Organo-Fluorine Materials in China as the head of the department of chemical engineering. Dr. Ji received his bachelor’s degree in chemical engineering from the East China Institute of Chemical Technology in China in 1983, and a Ph.D degree in industrial chemistry from the University of New South Wales in Australia in 1994.
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
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
     In 2006, the aggregate cash compensation to our executive officers, including all the directors, was $907,873. For options granted to officers and directors, see “—2005 Equity Incentive Plan.”
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
     Our board of directors authorized the issuance of up to 13,503,991 ordinary shares upon exercise of awards granted under our 2005 equity incentive plan. The 13,503,991 ordinary shares include the 4,699,383 ordinary shares issuable upon the exercise of options granted by Suntech BVI, our predecessor company and our subsidiary, and assumed by us. On September 5, 2005, we granted options to purchase 6,110,000 of our ordinary shares to certain of our directors, employees and consultants. One-third of these options vested on December 31, 2005, and one-third of these options will vest on September 5, 2007 and 2008, respectively. On September 1, 2006, we granted options to purchase 120,000 of our ordinary shares to certain of our employees, and on November 19, 2006, we further granted options to purchase 516,666 of our ordinary shares and 401,000 restricted shares to certain of our directors, employees and consultants. One-third of these options will vest on November 19, 2007, 2008 and 2009, respectively. The restricted shares have a vesting schedule of five separate 20% annual increments. For 80,000 out of the 401,000 restricted shares granted, the first 20% vested immediately upon grant, and the remaining shares will vest on each of November 19, 2007, 2008, 2009 and 2010, respectively. For 321,000 out of the 401,000 restricted shares granted, one-fifth will vest on each of November 19, 2007, 2008, 2009, 2010 and 2011, respectively.
     The following table summarizes, as of March 31, 2007, our outstanding options:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Option	($/Share)	Grant Date	Expiration Date
Certain of our consultants and capital contributors	2,829,593	$2.31	May 6, 2005	May 6, 2010
Zhengrong Shi	1,500,000	6.922	September 5, 2005	September 5, 2010
Jingjia Ji	410,000	6.922	September 5, 2005	September 5, 2010
Amy Yi Zhang	210,000	6.922	September 5, 2005	September 5, 2010
Graham Artes	133,334	6.922	September 5, 2005	September 5, 2010
Stuart R. Wenham	200,000	6.922	September 5, 2005	September 5, 2010
Zhi Zhong Qiu	50,000	6.922	September 5, 2005	September 5, 2010
Songyi Zhang	50,000	27.00	November 19, 2006	November 19, 2011
Julian Ralph Worley	50,000	27.00	November 19, 2006	November 19, 2011
Other employees as group	1,362,143	6.922	September 5, 2005	September 5, 2010
	73,334	6.922	September 1, 2006	September 1, 2011
	283,333	27.00	November 19, 2006	November 19, 2011
Other consultants as a group	800,001	6.922	September 5, 2005	September 5, 2010
	133,333	27.00	November 19, 2006	November 19, 2011
Others	16,666	$6.922	September 5, 2005	September 5, 2010

Total	8,101,737
C. Board Practices
Committees of the Board of Directors
Audit Committee
     Our audit committee consists of Mr. Zhi Zhong Qiu, Mr. Julian Ralph Worley, and Mr. Songyi Zhang and is chaired by Mr. Songyi Zhang, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. All members of our audit committee satisfy the “independence” requirements of the NYSE Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
Compensation Committee
     Our compensation committee consists of Messrs. Chengyu Fu and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Messrs. Chengyu Fu and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
D. Employees
Employees
     We had 852, 1,374 and 3,284 employees as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2006:

	Number of Employees	Percentage of Total
Manufacturing and engineering	2,263	68.9%
Quality assurance	323	9.8

	Number of Employees	Percentage of Total
General and administration	270	8.2
Purchasing and logistics	142	4.3
Research and development	202	6.2
Marketing and sales	82	2.5
Others	2	0.1

Total	3,284	100.0%

     From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
     Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2006, nearly 300 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodical training every year.
     We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 8%, 12%, 2%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees. The total amount of contributions we made to employee benefit plans in 2004, 2005 and 2006 was $204,866, $492,053 and $781,351 respectively.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 8, 2007, the latest practicable date, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Zhengrong Shi(3)	59,400,000	38.6%
Chengyu Fu	*	*
Zhizhong Qiu(7)	*	*
Julian Ralph Worley	*	*
Songyi Zhang	*	*
Amy Yi Zhang(5)	*	*
Jingjia Ji(4)	*	*
Graham Artes	*	*
Stuart R. Wenham(6)	*	*
Guangchun Zhang	*	*
Principal and 5% Shareholders:
D&M Technologies Limited(8)	58,900,000	38.3%
FMR Corp (9)	17,203,700	11.2%
Goldman Sachs Group, Inc.(10)	10,985,646	7.1%
Goldman, Sachs & Co. (11)	10,952,312	7.1%

	Shares Beneficially Owned(1)(2)
	Number	%
Janus Capital Management LLC (12)	8,157,585	5.3%

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 153,855,606 ordinary shares outstanding as of June 8, 2007, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Includes 58,900,000 ordinary shares held by D&M Technologies Limited, and 500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Ji.

(5)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Ms. Zhang.

(6)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Wenham.

(7)	Including ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Zhizhong Qiu.

(8)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(9)	Based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on February 12, 2007.

(10)	Based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on February 14, 2007

(11)	Based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on February 14, 2007.

(12)	Based on the Schedule 13G filing with the U.S. Securities and Exchange Commission on February 14, 2007.
     None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of June 8, 2007, of the 153,855,606 issued and outstanding ordinary shares, approximately 3.5% of those ordinary shares were held in the United States by one institutional holder of records.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees — Share Ownership.”
B. Related Party Transactions
     After the completion of our initial public offering on December 19, 2005, we adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since January 1, 2004.
Transactions with Dr. Zhengrong Shi
     Financing was provided by a shareholder of Power Solar BVI who provided approximately $8.6 million that Power Solar BVI used as down payments to initiate its purchase of all of the equity interests of the previous equity interest holders of Suntech China. The financing agreement was entered into on January 6, 2005 among Power Solar BVI and its two shareholders at the time, Dr. Shi, who owned 31.389% of Suntech China, and Million Power. Pursuant to the financing agreement, unless Power Solar BVI was able, within 180 days of the financing agreement, to complete its purchases of the 68.611% equity interests of Suntech China that were not held by Dr. Shi, the $8.6 million loan would be repayable to Million Power by July 5, 2005, 180 days from the date of the financial agreement, and the loan would have borne the then-applicable interest rate during its term. If by July 5, 2005, Power Solar BVI was able to complete its purchases of 68.611% equity interests of Suntech China that was not held by Dr. Shi, the loan would be forgiven. The loan agreement also required Power Solar BVI to obtain the remaining financing necessary to consummate the acquisition of the remaining equity interests of Suntech China. Such requirement was fulfilled through Power Solar BVI’s issuance of $80 million Series A redeemable convertible preferred shares on May 6, 2005.
Transactions with Certain Affiliates
     During the period from April 15, 2005, (the date on which Jiangsu Huariyuan became an affiliate of our company), to December 31, 2005, and in 2006, we purchased raw materials from Jiangsu Huariyuan in amounts of $1.1 million and $2.8 million, respectively.
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
Item 9. The Offer and Listing
A. Offering and Listing Details.
     Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.” The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on June 8, 2007 was $31.70 per ADS.

	Closing Price Per ADS
	High	Low
2005 (From December 14, 2005)	$28.30	$19.00
2006	45.96	21.40
Quarterly Highs and Lows
First Quarter 2006	45.95	19.00
Second Quarter 2006	41.50	21.40
Third Quarter 2006	32.71	21.57
Fourth Quarter 2006	34.95	23.15
Monthly Highs and Lows
2007 First Quarter	40.49	31.61
January	38.24	31.61
February	40.49	33.00
March	39.71	32.45
April	38.25	34.05
May	39.19	32.80
June (through June 8)	34.50	31.70
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing four of our ordinary shares, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.”

D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
     As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of $0.01 each. As of June 8, 2007, there were 153,855,606 ordinary shares issued and outstanding.
     In connection with entering into a supply agreement with one of our major suppliers of silicon wafers, on July 25, 2006, we granted this supplier a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share. The warrant is exercisable in five separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008, and each additional 20% annual increment becomes exercisable on January 1, 2009, 2010, 2011 and 2012, respectively. The warrant holder has five years to exercise the exercisable portion of the warrant.
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
D. Exchange Controls
Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
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
Certain United States Federal Income Tax Consequencies
     The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a constructive sale, straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.
     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your tax advisors.
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
     This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.
     With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are (but not our ordinary shares). Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.
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
     We believe that we were not a PFIC for our taxable year ended December 31, 2006, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, in reaching the conclusion that we believe we are not a PFIC, we have valued our assets based on the market price per share of the ADSs, whch is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
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
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-

market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential dividend rates with respect to “qualified dividend income” would not apply.
     The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs (but not ordinary shares) are listed on the New York Stock Exchange and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC, provided the ADSs were traded in sufficient quantities. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
     Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
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
Information Reporting and Backup Withholding
     In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.
     The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.
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
I. Subsidiary Information
     For a listing of our subsidiaries, see Item 4. C. of this annual report, “Information on the Company — Organizational Structure.”
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Foreign Exchange Risk
     A substantial portion of our sales is currently denominated in U.S. dollars, with the remainder in Renminbi and Euros and other currencies, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi and Euros, with the remainder in Japanese Yen and other currencies. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar and Renminbi, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2006, we held $40.5 million in accounts payable, of which $14.5 million was denominated in Renminbi. Assuming we had converted the Renminbi denominated accounts payable of $14.5 million as of December 31, 2006 into U.S. Dollar at the exchange rate of $1.00 for RMB7.8041 as of December 29, 2006, the accounts payable would have been RMB113.2 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, our accounts payable denominated in U.S. dollars would have increased by $0.1 million to $14.6 million as of December 31, 2006.
     We generated net foreign currency gains of $24,678 and $2.0 million in 2004 and 2006, respectively, but recorded net foreign currency loss of $0.9 million in 2005. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements we adopted in February 2006, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
     Our financial statements are expressed in U.S. dollars and our functional currency is U.S. dollars, but some of our subsidiaries use currencies other than U.S. dollars as their own functional currency. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi and other currencies. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering, any appreciation of the Renminbi and other currencies against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
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
     None of these events occurred in any of the years ended December 31, 2004, 2005 and 2006.
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
     We have used the net proceeds received from our initial public offering as follows:
•	approximately $150 million to purchase or prepay for raw materials;

•	approximately $40 million to expand our manufacturing lines for the production of PV cells and modules; and

•	approximately $4 million to enhance our research and development efforts.
     As of December 31, 2006, our cash resources amounted to $225.5 million, comprising of cash on hand and demand deposits.
     On February 12, 2007, we closed an offering of $500 million of 0.25% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. On March 12, 2007, we used US$100 million, a portion of our net proceeds from the convertible note offering to repay our one-year $100.0 million equivalent bridge loan denominated in Japanese Yen from ABN AMRO Bank, N.V. We plan to use the balance of the net proceeds received from the convertible note offering as follows:
•	approximately $150 million to expand our manufacturing lines for the production of PV cells and modules and thin film modules and to enhance our research and development efforts;

•	approximately $100 million to purchase or prepay for raw materials; and

•	approximately $150 million for general corporate purposes.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.
Management’s Annual Report on Internal Control Over Financial Reporting.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2006 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because the acquisition of MSK was completed in August 2006, MSK has been excluded from the scope of our management assessment and auditor attestation requirements for the fiscal year ended December 31, 2006. MSK’s financial statements constitute 14.2 percent and 17.9 percent of net and total assets, respectively, 7.0 percent of revenue and (4.8) percent of net income of the consolidated financial statements as of and for the year ended December 31, 2006.
     Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. Deloitte Touche Tohmatsu CPA Ltd. has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Suntech Power Holding Co., Ltd.
     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting (“Management’s Report”), that Suntech Power Holding Co., Ltd. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As describe in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MSK Corporation, which was acquired on August 11, 2006 and whose financial statements constitute 14.2 percent and 17.9 percent of net and total assets, respectively, 7.0 percent of revenue and (4.8) percent of net income of the consolidated financial statements as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at MSK Corporation. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of director, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated May 10, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of a new accounting standard.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
May 10, 2007
Changes in Internal Controls
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that Julian Worley qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independent set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.
Item 16B. Code of Ethics
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for 2005. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2004	2005	2006
Audit fees	—	$1,434,000	$1,571,000
Tax Fees(1)	—	$100,000	$20,000
Other Fees(2)	—	—	$1,340,000

(1)	“Tax fees” include fees billed for tax consultations.

(2)	Includes $700,000 audit fee for our offering of convertible senior notes on February 12, 2007 and $640,000 due diligence fee for the acquisition of MSK.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
     None.
PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Independent Auditors’ Report

•	Consolidated Balance Sheets as of December 31, 2005 and 2006

•	Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 and 2006

•	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006

•	Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
1.2	Form of Second Amended and Restated Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.1	Specimen Certificate for Ordinary Shares of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.2	Form of American Depositary Receipt of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.3	Form of Deposit Agreement among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.1	Share Purchase Agreement, dated as of April 29, 2005, among the Power Solar System Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.2	Sale and Purchase Agreement in relation to the entire issued share capital of Power Solar System Co., Ltd. dated as of August 29, 2005 among Suntech Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.3	Agreement for the Transfer and Assumption of Obligations under the Share Purchase Agreement and the Right of First Refusal and Co-Sale Agreement dated as of August 29, 2005 among Suntech Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.4	Long-term Loan Agreement between Suntech China Solar Power Company Limited and Industrial and Commercial Bank of China, Wuxi Branch dated March 31, 2005 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.5	RMB Loan Agreement (Short-term) between Suntech China Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated April 30, 2005 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.6	Foreign Currency Loan Agreement between Suntech China Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated January 31, 2005 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.7	Amended and Restated 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.8	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.9	Form of Employment and Confidentiality Agreement between Suntech Power

Exhibit Number	Description of Document
Holdings Co., Ltd. and senior executive officers of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.10	Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.11*	Solar Wafer Supply Agreement dated as of July 25, 2006 between MEMC Electronics Materials, Inc. and Suntech Power Holdings Co., Ltd.
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.
By	/s/ Zhengrong Shi
Name: Dr. Zhengrong Shi
Title: Chief Executive Officer

Date: June 18, 2007

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:
     We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suntech Power Holding Co., Ltd. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 2(ac) to the consolidated financial statements, effective on January 1, 2006,the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 10, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
May 10, 2007

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,
	2005	2006
	$	$
ASSETS
Current assets:
Cash and cash equivalents	359,324,290	225,529,973
Restricted cash	7,997,225	78,855,384
Inventories	40,427,815	200,291,894
Accounts receivable, net of allowance for doubtful accounts of $243,013 and $1,135,883 in 2005 and 2006	1,659,445	98,855,422
Other receivable, net of allowance for doubtful accounts of $12,434 and $488,184 in 2005 and 2006	2,407,875	5,298,104
Value-added tax recoverable	338,998	26,218,359
Advances to suppliers	24,001,202	79,443,540
Other financial assets	—	1,521,604
Deferred tax assets	322,481	393,518

Total current assets	436,479,331	716,407,798

Property, plant and equipment, net	39,717,333	113,749,859
Intangible assets, net	2,922,989	75,751,429
Goodwill	135,343	28,551,652
Investments in affiliates	1,059,103	2,207,656
Other financial assets	—	1,209,557
Long-term investment	—	573,754
Long-term prepayments	—	132,314,018
Long-term loan to a supplier	—	22,245,544
Other non-current assets	—	1,238,983
Deferred tax assets	1,350,368	3,704,916

TOTAL ASSETS	481,664,467	1,097,955,166

(Continued)

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,
	2005	2006
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	52,193,048	288,184,996
Accounts payable	3,522,221	40,541,466
Other payables	4,769,722	7,743,239
Payables in respect of purchase of property, plant and equipment	550,093	3,601,687
Advances from customers	3,059,206	935,114
Accrued payroll and welfare	1,408,393	3,062,760
Government grants	4,106,444	4,820,254
Amounts due to related parties	468,220	274,667
Income tax payable	1,898,435	3,281,476
Other financial liabilities	—	2,016,756
Other liabilities	—	2,360,110

Total current liabilities	71,975,782	356,822,525

Long-term bank borrowings	3,717,360	19,656,140
Accrued warranty costs	2,619,104	8,845,356
Other financial liabilities	—	3,399,661
Retirement benefit obligations	—	3,718,394
Other long-term liabilities	—	4,774,711
Deferred taxes liabilities	—	29,732,759

Total liabilities	78,312,246	426,949,546

Commitments and contingencies (Note 23)
Minority interest	1,429,102	18,542,863
Shareholders’ equity:
Ordinary shares; par value $0.01: authorized 500,000,000 shares; issued and outstanding 147,487,707 shares and 150,461,489 shares as of December 31, 2005 and 2006 respectively	1,474,877	1,504,615
Additional paid-in capital	364,043,762	494,018,128
Deferred compensation	(12,716,132)	—
Retained earnings	47,602,672	153,605,007
Accumulated other comprehensive income	1,517,940	3,335,007

Total shareholders’ equity	401,923,119	652,462,757

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	481,664,467	1,097,955,166

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENTS
(In U.S. dollars, except share data)

	Years Ended December 31,
	2004	2005	2006
	$	$	$
Net revenues:
PV cells	7,331,577	54,653,423	124,625,818
PV modules	77,898,293	170,128,460	471,916,455
PV system integration	57,667	1,218,267	2,327,813

Total net revenues	85,287,537	226,000,150	598,870,086

Cost of revenues:
PV cells	5,269,342	35,440,452	90,066,062
PV modules	54,861,953	121,183,426	357,903,129
PV system integration	43,108	814,280	2,012,671

Total cost of revenues	60,174,403	157,438,158	449,981,862

Gross profit	25,113,134	68,561,992	148,888,224

Selling expenses	1,749,800	3,667,261	9,009,740
General and administrative expenses	2,889,026	18,874,277	28,275,118
Research and development expenses	465,332	3,357,828	8,374,497

Total operating expenses	5,104,158	25,899,366	45,659,355

Income from operations	20,008,976	42,662,626	103,228,869
Interest expenses	(1,036,442)	(7,907,323)	(6,293,079)
Interest income	57,143	296,612	11,772,380
Other income (expense) , net	166,972	(758,245)	2,059,344

Income before income taxes	19,196,649	34,293,670	110,767,514
Tax benefit (expenses), net	611,447	(3,752,679)	(7,187,908)

Income before income taxes, minority interest and equity in (loss) earnings of affiliates	19,808,096	30,540,991	103,579,606
Minority interest	—	(33,915)	1,409,671
Equity in (loss) earnings of affiliates, net of taxes	(51,421)	121,408	1,013,058

Net income	19,756,675	30,628,484	106,002,335
Deemed dividend on Series A redeemable convertible preferred shares	—	(2,406,000)	—

Net income attributable to holders of ordinary shares	19,756,675	28,222,484	106,002,335

Net income per share:
Basic	$0.22	$0.31	$0.71

Diluted	$0.22	$0.26	$0.68

Weighted average No. of shares used in computation:
Basic	90,000,000	92,047,507	148,697,962

Diluted	90,000,000	116,825,138	156,106,345

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

							Accumulated
			Additional			Retained	Other
	Ordinary		Paid-in	Deferred	Subscription	Earnings	Comprehensive
	Shares		Capital	compensation	receivable	(Deficit)	Income	Total
	Number	$	$			$	$	$
Balance at January 1, 2004	90,000,000	900,000	7,108,868		(876,165)	(376,487)	2,811	6,759,027
Collection of subscription capital	—	—	—	—	876,165	—	—	876,165
Net income	—	—	—	—	—	19,756,675	—	19,756,675
Foreign currency translation adjustments	—	—	—	—	—	—	3,929	3,929

Balance at December 31, 2004	90,000,000	900,000	7,108,868	—	—	19,380,188	6,740	27,395,796
Return of capital upon re-organization	—	—	(74,459,423)	—	—	—	—	(74,459,423)
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	—	(2,406,000)	—	(2,406,000)
Issuance of ordinary shares pursuant to initial public offering	22,820,655	228,207	319,943,822	—	—	—	—	320,172,029
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	34,667,052	346,670	82,059,429	—	—	—	—	82,406,099
Share based compensation	—	—	29,391,066	(22,150,680)	—	—	—	7,240,386
Amortization of deferred compensation	—	—	—	9,434,548	—	—	—	9,434,548
Net income	—	—	—	—	—	30,628,484	—	30,628,484
Foreign currency translation adjustments	—	—	—	—	—	—	1,511,200	1,511,200

Balance at December 31, 2005	147,487,707	1,474,877	364,043,762	(12,716,132)	—	47,602,672	1,517,940	401,923,119

Exercise of stock options	2,973,782	29,738	11,950,081	—	—	—	—	11,979,819
Adjustment for adoption of SFAS 123-R	—	—	(12,716,132)	12,716,132	—	—	—	—
Share based compensation	—	—	130,740,417	—	—	—	—	130,740,417
Net income	—	—	—	—	—	106,002,335	—	106,002,335
Foreign currency translation adjustments	—	—	—	—	—	—	1,817,067	1,817,067

Balance at December 31, 2006	150,461,489	1,504,615	494,018,128	—	—	153,605,007	3,335,007	652,462,757

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years Ended December 31,
	2004	2005	2006
	$	$	$
Operating activities:
Income attributable to holders of ordinary shares	19,756,675	28,222,484	106,002,335
Deemed dividend on Series A redeemable convertible preferred shares	—	2,406,000	—

Net income	19,756,675	30,628,484	106,002,335
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	33,915	(1,409,671)
Share based compensation	—	16,674,934	12,912,644
Depreciation and amortization	1,970,475	3,873,053	11,372,997
Deferred taxes	(611,465)	(680,959)	(2,952,413)
Loss on disposal of property, plant and equipment	16,151	320,659	134,500
Provision for doubtful receivables	85,415	82,065	1,311,214
Equity in loss (earnings) of affiliates	51,421	(121,408)	(1,013,058)
Goodwill written-off due to liquidation of a subsidiary	—	—	82,931
Loss on financial derivative, net	—	—	510,871
Loss on long-term securities	—	—	32,426
Imputed interest income for loan to supplier	—	—	(370,544)
Changes in operating assets and liabilities:
Inventories	(14,125,206)	(22,722,600)	(133,347,550)
Accounts receivable	(2,846,672)	4,146,524	(91,632,810)
Other receivable	(20,535)	(2,166,103)	(2,453,664)
Value-added tax recoverable	(1,088,922)	883,636	(21,741,519)
Advances to suppliers	(2,006,768)	(21,582,465)	(50,817,677)
Amounts due from related parties	(206,196)	265,199	—
Long-term prepayment	—	—	(6,475,865)
Accounts payable	677,133	601,116	30,302,266
Other payables	(75,689)	4,325,857	(4,479,865)
Advances from customers	187,233	2,681,899	(2,124,092)
Accrued payroll and welfare	21,757	1,346,955	1,467,602
Income tax payable	—	1,898,435	1,354,932
Amounts due to related parties	12,230	318,879	(193,553)
Accrued warranty costs	779,236	1,771,524	4,402,647
Non-current receivables	(1)	42,233	—
Interest free loan to a supplier	—	—	(21,875,000)
Other long-term liabilities	—	—	2,121,848

Net cash provided by(used in) operating activities	2,576,272	22,621,832	(168,878,068)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	—	(587,655)	(10,011,450)
Purchases of property, plant and equipment	(8,232,571)	(29,058,708)	(52,341,312)
Purchases of intangibles	(1,144,346)	(639,988)	—
Proceeds from disposal of property, plant and equipment	9,605	27,136	84,073
Government grants	2,060,049	2,046,395	627,110
Purchases of financial derivative	—	—	(4,488,775)
Proceeds from disposal of financial derivative	—	—	1,644,094
Investments in affiliates	(120,823)	(905,837)	—
Increase in restricted cash	(5,700,966)	(2,001,748)	(70,294,654)

Net cash used in investing activities	(13,129,052)	(31,120,405)	(134,780,914)

(Continued)

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Years Ended December 31,
	2004	2005	2006
	$	$	$
Financing activities:
Net proceeds from issuance of ordinary shares	—	320,172,029	—
Proceeds from exercise of stock options	—	—	11,979,819
Net proceeds from short-term bank borrowings	27,236,121	15,273,121	183,597,240
Proceeds from long-term bank borrowings	—	6,195,600	—
Repayment of long-term bank borrowings	—	—	(22,899,089)
Proceeds from subscription receivable	876,165	—	—
Return of capital upon reorganization	—	(83,056,473)	—
Proceeds from shareholder loan	—	8,597,050	—
Net proceeds from issuance of preferred shares	—	80,000,099	—
Contribution from minority shareholder of a subsidiary	—	914,952	—

Net cash provided by financing activities	28,112,286	348,096,378	172,677,970

Effect of exchange rate changes	3,929	604,395	(2,813,306)

Net increase (decrease) in cash and cash equivalents	17,563,435	340,202,200	(133,794,317)
Cash and cash equivalents at the beginning of the year	1,558,655	19,122,090	359,324,290

Cash and cash equivalents at the end of the year	19,122,090	359,324,290	225,529,973

Supplemental disclosure of cash flow information:
Interest paid	997,946	2,254,371	5,844,623

Income taxes paid	—	2,499,623	10,734,208

Supplemental schedule of non-cash operating activities:
Long-term prepayment to a supplier	—	—	117,827,772

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	75,878	550,093	3,601,687

Other acquisition costs of a subsidiary included in other payable	—	—	828,530

Supplemental schedule of non-cash financing activities:
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	—	82,059,429	—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (In U.S. dollars, except share data.)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
     Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.
     Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products.
     Before May 19, 2005, substantially all of the Company’s business was conducted through an operating subsidiary established in the PRC, Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest. Suntech Power, through its subsidiary, Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interest in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.
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
     As of December 31, 2006, the Suntech Power’s subsidiaries include the following entities:

		Date of	Place of	Percentage
Subsidiary	Date of acquisition	incorporation	incorporation	of ownership

Power Solar BVI	N/A	June 23, 2000	BVI	100%

Power Solar System Pty. Ltd.	N/A	June 23, 2000	Australia	100%

Wuxi Suntech	N/A	January 22, 2001	PRC	100%

Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88.20%

Qinghai Suntech Nima Power Co., Ltd. (“Qinghai Suntech”)	July 18, 2005	July 24, 2000	PRC	51%

Suntech Power (Hong Kong) Co., Ltd. (’Suntech Hong Kong”)	N/A	May 10, 2006	BVI	100%

Suntech America Inc. (’Suntech America”)	N/A	July 5, 2006	USA	100%

MSK Corporation (“MSK”)	August 11, 2006	July 1, 1967	Japan	66.88%

Sunergy Power Co., Ltd. (“Sunergy Power”)	N/A	August 24, 2006	PRC	100%

Suntech Power Co., Ltd.(“Suntech Power”)	N/A	November 28,2006	PRC	100%

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
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
     (c) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, forfeiture rate of stock options, the useful lives of and impairment for property, plant and equipment and intangible assets, accruals for warranty costs, valuation allowance of deferred tax assets, assumptions used in purchase price allocation, impairment of goodwill and intangible assets with indefinite lives.
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
     (e) Derivatives
     The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.
     In 2006, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2006, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2006, the Company had outstanding interest rate swap contracts with notional amounts of $130,200,000.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     In addition to the above mentioned interest rate swap contracts, in 2006, the Company entered into cross-currency interest rate swap agreements and structured warrant contracts to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency interest rate swap agreements and structured warrants do not qualify for hedge accounting. In 2006, hedging gains or losses on the agreements and contracts were recognized in the statement of operations. As of December 31, 2006, the Company had outstanding cross-currency interest rate swap agreements and structured warrant contracts with notional amounts of $129,200,000.
     As of December 31, 2006, the fair value of these derivative instruments was recorded in accrued expenses and other financial assets (liabilities), with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contract and cross currency interest rate swap contracts recorded as part of interest expense.
     f) Inventories
     Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory has historically been determined by the weighted average method. By taking advantage of SAP implementation, management changed to standard cost for work-in-progress and finished goods valuation instead of average cost since May 2006. The management considered standard cost as a preferred methodology. It is impracticable to determine the cumulative effect of applying the change to prior periods, therefore, the standard cost is applied as if the change was made prospectively as of the earliest date practicable.
     (g) Property, plant and equipment
     Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20-27 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	4-15 years
Motor vehicles	4-6 years
     Costs incurred in constructing new facilities, including progress payments and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commenced from that time.
     (h) Long term investment
     Long-term investments include un-quoted equity securities which are classified as held-to-maturity. Securities are classified as held to maturity when the management has the intent and ability to hold them to maturity and are stated at amortized cost, less provision for any other-than temporary decline in their value.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (i) Intangible assets
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
     Intangible assets in connection with the acquisition of MSK consist primarily of trade name, patents and technology, customer relationships, and backlog. Intangible assets are recorded at the fair value on the acquisition date. Amortization is provided on a straight-line basis over the following estimated useful lives:

Trade name	Indefinite
Technology	25 years
Customer relationships	18 years
     Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreement, which ranges from 46 to 50 years.
     Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were $159,986, $206,110 and $1,263,978, respectively.
     (j) Goodwill and other intangible assets
     Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets less liabilities acquired.
     Goodwill and trade name are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company completes a two-step goodwill and trade name impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill and trade name. If the fair value of each reporting unit exceeds its carrying amount, goodwill and trade name are not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and trade name to the carrying value of a reporting unit’s goodwill and trade name. The implied fair value of goodwill and trade name is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill and trade name. This allocation process is only performed for purposes of evaluating goodwill and trade name impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill and trade name over the implied fair value of goodwill and trade name.
     (k) Purchase price allocation
     The Company accounts for business acquisitions using the purchase method of accounting. The Company allocates the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill. The Company is still in the process of finalizing the purchase price allocation of MSK acquisition.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (l) Investments in affiliates
     The affiliated companies in which the Company owns more than 20% and less than or equal to 50% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated income statements.
     (m) Impairment of long-lived assets
     The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2004, 2005 and 2006.
     (n) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
     (o) Revenue recognition
     The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectibility of the receivable is reasonably assured.
     Prior to 2006, a majority of the Company’s contracts were written such that products are shipped CIF destination. Accordingly, the Company must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of the Company’s agreements provide for settlement through document-against-payment (D/P method), whereby the Company presents shipping documents to its bank and the Company’s bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends the collection notice to the customer. The customer makes payment upon receiving the notice and only after payment does the customer take possession of the products. Since 2006, majority of the Company’s new contracts are written such that the products are shipped FOB with normal credit terms of 45 days or less. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery occurs. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery occurs.
     The Company has distributor arrangements with certain parties for sales on their own accounts or, through arrangements with the Company, to ship directly to specified customers. In either arrangement the distributor pays the Company for products based on pre-arranged price. The payment terms with the distributors are either down payment upon delivery or letter of credit with up to 2 months credit period. In 2005, the Company also offered a one percent discount to certain distributors if payment was made upon delivery to the warehouse. In 2006, there is no such kind of discount offered.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (o) Revenue recognition — continued
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
     Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.
     (p) Buy/sell arrangements
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
     During the year ended December 31, 2006, the Company purchased $103,850,289 of raw materials and sold $192,076,122 of finished goods under these buy/sell arrangements.
     (q) Cost of revenue
     Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.
     (r) Research and development
     Research and development costs are expensed when incurred.
     (s) Advertising expenses
     Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $129,660, $456,586 and $1,861,193 for the years ended December 31, 2004, 2005 and 2006, respectively.
     (t) Warranty cost
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
     (u) Government grants
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

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (v) Leases
     Leases are classified as capital or operating leases. A lease that transfers to the leasee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at present value of minimum lease payments or fair value of the asset whichever is less. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets or lease term which is less. Operating lease costs are expensed as incurred.
     (w) Start-up costs
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
     (x) Foreign currency translation and comprehensive income
     The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.
     The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Renminbi (“RMB”) and Japanese Yen (“JPY”), which are their reporting currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity.
     Total comprehensive income is comprised of net income and foreign currency translation adjustments and amounted to $19,760,604, $32,139,684 and $107,819,402 for the years ended December 31, 2004, 2005 and 2006, respectively.
     (y) Foreign currency risk
     The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents and restricted cash dominated in RMB amounted to $22,740,651 and $ 12,817,401 at December 31, 2005 and 2006, respectively.
     (z) Concentration of credit risk
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivable and advances to suppliers.
     The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers. With respect to advance to suppliers, such suppliers are primarily suppliers of silicon wafers raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectations.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (aa) Fair value of financial instruments
     The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contract was recently entered into and market interest rates have not fluctuated significantly since that date. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate.
     (ab) Post retirement benefits
     The Company has a defined benefit plan which applies to all Japanese directors and Japanese employees since the date of hire. Pension liability is calculated based on actuarial valuation. In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement, among other things, requires that the Company to recognize the funded status of its postretirement plans in the Company’s Consolidated Balance Sheet as of December 31, 2006.
     (ac) Share-based compensation
     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS’’) No 123 (revised 2004), “Shared-Based Payment’’ (“SFAS 123-R’’) using the modified prospective application transition method, which establishes accounting for share-based awards exchanges for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Company previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees’’ (“APB 25’’), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock- Based Compensation’’ (“SFAS 123’’). APB 25 requires the Company to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount a employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.
     Prior to the adoption of SFAS 123-R, the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation : Transition and Disclosures’’(“SFAS 148’’).

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (ac) Share-based compensation — continued
For the purpose of the foregoing pro forma calculation, had compensation costs for options granted to employees under the Company’s share option plan been determined based on fair value of the options at the grant dates, the Company’s pro forma income would have been:

	Year ended December 31,
	2004	2005
Net income, as reported	$19,756,675	$30,628,484
Add: Employee stock compensation expense included in earnings	$—	$9,434,548
Deduct: Employee stock compensation expense determined using the fair value method not included in earnings	$—	$17,306,876

Pro forma net income	$19,756,675	$22,756,156
Deemed dividend on Series A redeemable convertible preferred shares	$—	$2,406,000

Pro forma net income available to ordinary shareholders	$19,756,675	$20,350,156

Shares used in computation:
Basic	90,000,000	92,047,507

Diluted	90,000,000	116,825,138

Net income per share:
Basic, as reported	$0.22	$0.31

Basic — pro forma	$0.22	$0.22

Diluted, as reported	$0.22	$0.26

Diluted — pro forma	$0.22	$0.19

(ad)	Income per share
     Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation either in loss periods or when results cause the reduction in the number of shares as their effects would be anti-dilutive.
     Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.
     The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year ended December 31,
	2004	2005	2006
Income available to ordinary shareholders	$19,756,675	$28,222,484	$106,002,335
Deduct: Deemed dividend on Series A redeemable convertible preferred shares	$—	$2,406,000	—

Net earnings assuming dilution	$19,756,675	$30,628,484	$106,002,335

Weighted average number of ordinary shares for the calculation of basic income per share	90,000,000	92,047,507	148,697,962
Effect of dilutive potential ordinary shares:
Series A redeemable convertible preferred shares	—	21,465,079	—
Share options	—	3,312,552	7,408,383

Weighted average number of ordinary shares for the calculation of diluted income per share	90,000,000	116,825,138	156,106,345

Basic income per share	$0.22	$0.31	$0.71

Diluted income per share	$0.22	$0.26	$0.68

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(ad) Income per share — continued
The calculation of diluted income per share excludes 516,666 share options as of December 31, 2006, which could potentially dilute earnings per share in the future, because it was antidilutive for the year since the strike price attached to the share options was higher than the average share price used in income per share calculation.
(ae) Recently issued accounting pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements’’ (“SFAS 157’’), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on the consolidated financial statement.
     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes’’ (“FIN 48’’), FIN 48 clarifies the accounting for uncertainty in income taxed recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxed’’, FIN 48 prescribes a position taken or expected to be taken in a tax return, FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in fiscal year 2007. The Company is currently evaluating the impact of FIN 48 on its financial statement and related disclosures.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
3. ACQUISITIONS
     As part of the Company’s strategy to further expand its selling channels and customer base, broaden its product mix and diversify geographical presences, the Company entered into a Share Subscription, Purchase and Exchange Agreement with MSK Corporation (“MSK”) on August 2, 2006, MSK is a PV product manufacturer and specialized in the building-integrated photovoltaic (BIPV) Which is currently based in Japan. Pursuant to the agreement, the Company agreed to acquire 962,144 shares, or 66.88% equity interest, of MSK Corporation for cash consideration (the “initial closing’’). The Company acquired MSK with the consideration over MSK’s historical book value as the Company believed that MSK’s fair value was above MSK’s financial book value and acquisition would bring the Company various synergies and resources optimizations. The Company also agreed to acquire all or a substantial portion of the remaining equity interest of MSK Corporation by issuing shares of the Company’s common stock to MSK’s minority shareholders. The consideration of the remaining 33.22% equity will be determined on the basis of MSK’s ability to achieve certain revenue and net income margin targets (the “second closing’’) . The price per share of the Company’s common stock to be exchanged to MSK’s minority shareholders will be equal to $29.00 per share.
     On August 11, 2006, the Company completed the initial closing by acquiring 66.88% equity interest of MSK Corporation for a cash consideration of $107,858,958. The consideration was financed through a one-year bridge loan from ABN AMRO Bank (see Note 12).
     The Company has consulted its Japanese council that the minority shareholders still possess the right to reject the offer by the Company in the second closing and therefore the Company considers the second closing has not been completed.
     The acquisitions were recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition.

The aggregate purchase price of $111,464,418 consisted of the following:
Cash consideration	$107,858,958
Other acquisition costs	$3,605,460

Total consideration	$111,464,418

The purchase price was preliminarily allocated as follows:
Net tangible assets assumed	$6,120,637
Intangible assets:
Trade Name	41,467,494
Patents and Technology	18,849,389
Customer Relationships	15,399,562
Backlog	231,921
Goodwill	29,395,415

Total consideration	$111,464,418

Cash flow information
Cash consideration paid	$110,635,888
Less: cash acquired	(100,624,438)

Business acquisitions, net of cash acquired	$10,011,450

     The trade name, patents and technology were valued using a form of the income approach called the relief-from-royalty method, which capitalizes an isolated stream of economic contributions specifically attributed to the subject trade name and patents and technology. Using the relief-from-royalty method, trade name and patents and technology are valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a fair royalty to a third party for the use of the trade name and the patents and technology. Accordingly, the economic contribution that is attributed to the trade name and the patents and technology is the portion of the Company’s income, equal to the after-tax royalty savings, that would have been paid for use of the trade name and the patents and technology. Royalty savings of the Company was used as the basis to calculate the economic contributions attributable to the trade name and the patents and technology.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
3. ACQUISITIONS — continued
     The values of the trade name and the patents and technology depend on the present worth of future after tax cash flow derived from ownership of these assets. Thus, indications of value are developed by discounting future after-tax cash flows attributable to the trade name and the patents and technology to their present worth at a rate of return appropriate for the risks of the trade name and the patents and technology.
     A form of the income approach, commonly referred to as the excess earnings method, was used to estimate the value of the customer relationships. The excess-earnings method captures the value of an intangible asset by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets, and other intangible assets.
     The backlog was valued using the excess earnings method. All revenue from existing backlog will be recognized within one month of the valuation date. Cost of sales and operating expenses, excluding R&D, were estimated using the corresponding expense ratios in the PFI. Marketing cost for the existing backlog was added back. The contributory asset charges were also deducted.
     The results of the acquired entity have been included in the Company’s consolidated results from its acquisition date.
4. INVENTORIES
     Inventories consist of the following:

	At December 31,
	2005	2006
	$	$
Raw materials	19,784,394	99,207,563
Work-in-process	1,831,388	2,709,301
Finished goods	18,812,033	98,375,030

	40,427,815	200,291,894

5. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
     The Company made provisions for doubtful debts of in the aggregate amount of $85,415, $82,065 and $1,311,214 during the years ended December 31, 2004, 2005 and 2006, respectively.
6. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant and equipment, net consist of the following:

	At December 31,
	2005	2006
	$	$
Cost
Land	—	2,267,873
Buildings	6,668,498	26,058,451
Leasehold improvements	1,498,258	2,470,245
Plant and machinery	26,252,789	72,134,562
Furniture, fixtures and equipment	828,338	8,353,021
Motor vehicles	429,648	1,084,793
Construction in process	11,215,251	19,969,217

Total	46,892,782	132,338,162
Less: Accumulated depreciation	(7,175,449)	(18,588,303)

Property, plant and equipment, net	39,717,333	113,749,859

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
6. PROPERTY, PLANT AND EQUIPMENT, NET — continued
     Depreciation expense was $1,810,489, $3,666,943 and $10,109,019 for the years ended December 31, 2004, 2005 and 2006, respectively.
     The construction in process primarily represents the construction of a new plant and expansion of existing capacities.
     The Company conducts a major part of its operations from leased machinery and equipments in Japan, detail information is separately disclosed in note 15.
7. INTANGIBLE ASSETS, NET
     Net acquired intangible assets, consist of the following:

	At December 31,
	2005	2006
	$	$
At cost or at fair value on acquisition date
Trade name	—	40,203,280
Patents and technology	—	18,274,729
Customer relationship	—	14,930,077
Technical know-how	1,641,051	1,696,016
Land use rights	2,061,398	2,130,437
Others	—	590,709

Total	3,702,449	77,825,248

Less: Accumulated amortization	(779,460)	(2,073,819)

Total	2,922,989	75,751,429

     At inception, certain shareholders agreed to contribute approximately $6.4 million for an 80% interest in Wuxi Suntech and the other shareholder agreed to contributed unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi, the founder, chairman of the board of directors and the chief executive officer of the Company, and the remaining equity interest holders at the formation of Wuxi Suntech.
     For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $2,216,405.
8. GOODWILL
     The changes in the carrying amount of goodwill for the year ended December 31, 2006 were as follows:

Beginning balance at January 1, 2006	$135,343
Goodwill acquired during the year	29,395,415
Goodwill written-off due to liquidation of a subsidiary	(83,594)
Translation	(895,512)

Ending balance at December 31, 2006	$28,551,652

     Except for the impairment charged due to the liquidation of a subsidiary, no other events had occurred as of December 31, 2006 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts. Management will perform goodwill impairment test on annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount and determine whether there is goodwill impairment by the reporting unit.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
9. INVESTMENTS IN AFFILIATES
     During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings/(losses) of this affiliate is recognized in the income statement. The Company’s equity in net income of Jiangsu Huariyuan amounted to $121,048 and $1,013,058 for the years ended December 31, 2005 and 2006, respectively.
10. LONG-TERM PREPAYMENTS
     Long-term prepayments consist of the following:

At December 31,
2006

Long-term prepayment to a supplier	$117,827,772
Advance to suppliers	13,291,692
Deposit	1,194,554

Total	$132,314,018

     On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay’’ obligation to purchase the yearly minimum quantities over a 10-year each year period starting from January 1, 2007 at pre-determined fixed price. The Company granted the supplier on a separate legal document from the 10-year supply agreement a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per each warrant share. This warrant is immediately vested on the grant date, and is exercisable in 5 separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008. Each additional (20%) annual increment shall become exercisable on January 1, 2009, January 1, 2010, January 1, 2011 and January 1, 2012, respectively.
     The fair market value of this ordinary shares purchase warrant was determined by management with the assistant of a third party valuation specialist, using the Black-Scholes option pricing model, and was valued at $117,827,772. The following assumptions were used in the Black-Scholes option pricing model:

At
July 25,2006

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%
     The fair value of the compensation cost was initially recorded in consolidated balance sheet, and it will start to be amortized since the first batch of delivery, which is scheduled in January 2007, over the life of the supply contract, which is 10 years.
11. LONG-TERM LOAN TO A SUPPLIER
     In connection with transaction specified in Note 10, as part of the agreement, the Company also agreed to loan the supplier an aggregate amount of $625 million over the course of the agreement, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity in connection with this agreement. The loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). If the Company failed to purchase the yearly minimum quantities in any contract year under the “take or pay’’ provisions, the supplier may retain portion of the loan up to the purchase shortfall. As of December 31, 2006, in connection with the loan amount, $21,875,000 has been paid by the Company to the supplier. $370,544 has been accrued as imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 3.70% for long-term borrowing of the supplier.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
12. BANK BORROWINGS

	At December 31,
	2005	2006
	$	$
Bank borrowings	55,910,408	307,841,136

Analysis as:
Short-term	49,714,808	263,782,413
Long-term, current portion	2,478,240	24,402,583

Subtotal	52,193,048	288,184,996
Long-term, non-current portion	3,717,360	19,656,140

Total	55,910,408	307,841,136

     In connection with the acquisition of MSK Corporation, the Company entered into a committed facility with ABN AMRO Bank (“the ABN Facility’’). The ABN Facility made available to the Company a committed short-term bridging loan of $100,000,000 equivalent of Japanese Yen (“JPY”). The proceeds of the loan under the Facility must be exclusively applied towards payments of the purchase price in connection with the acquisition of 962,144 shares of common stock of MSK Corporation by the Company. The Company drew down the ABN Facility for $100,000,000 (JPY 11,568,500,000) on August 9, 2006. The bridge loan does not require any collateral or guarantee and must be repaid in full on the date falling 12 months after the date the loan was advanced at an interest rate of 0.75% per annum. Upon maturity of the bridge loan, ABN AMRO Bank may, at its complete discretion, elect to receive repayment in JPY or in USD. Interest in respect of the bridge loan was calculated are a rate equal to 0.75% per annum and is always payable in JPY.
     The Company’s other short-term bank borrowings outstanding as of December 31, 2005 and 2006 bore an average interest rate of 5.90% and 4.32% per annum, respectively. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans does not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout the year. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature. The short-term bank borrowings of $991,301 and nil as of December 31, 2005 and 2006 were guaranteed by an ex-shareholder. The remaining amounts were guaranteed by certain independent financial institutions, in return for which the Company paid them service charges of $241,150, $299,472 and $4,515, for the years ended December 31, 2004, 2005 and 2006, respectively, for the provision of the guarantee.
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
     Pursuant to the agreement entered into on March 25, 2003 between MSK and a syndicate of banks led by Sumitomo Mitsui Banking Corporation, MSK borrowed $13,448,000 (JPY 1,600,000,000). The agreement requires MSK repay all the remaining balance if the company occurs loss from major business operations for two consecutive years or MSK’s shareholders’ equity is below 75% of the value at the end each previous year or the balance of shareholder’s equity is below JPY 500 million..The loan is also guaranteed by Mr. Kasahara Tadao. The syndicate loan provide for a five-year term expiring on March 25, 2008. The interest rate is 2.08%. On November 21, 2003, MSK entered into an additional syndicate loan agreement with the same group of banks for another $23,534,000 (JPY 2,800,000,000) bank facility. The borrowing term was the same as the agreement signed on March 25, 2003 except for the interest rate was set at 1.955% and the maturity date is Nov 21, 2008. The total outstanding balance as of December 31, 2006 was $12,775,600. The Company repaid all the remaining loan balance on January 31, 2007.
     On July 1, 2005, MSK entered into a long-term loan facility agreement in the aggregate principal amount of $10,926,500 (JPY 1,300,000,000) with a group of banks and Shoko Chukin Bank as the leading bank. The loan bears a fixed interest rate of 2.19909% with maturity date on June 10, 2010. The agreement requires MSK repay the outstanding balance if the company occurs loss from major business operations for two consecutive years or MSK’s shareholder’s equity balance is below 80% of the balance

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
12. BANK BORROWINGS — continued
as of June 30, 2004 in any contract year. The facility is also guaranteed by Mr. Kasahara Tadao and MSK’s plant. Because MSK’s historical operating losses already breached major covenants of the syndicate loan agreement, the company is currently in the process of repaying the outstanding loan, which was USD7,648,550 as of December 31, 2006..
     On March 31, 2005, MSK issued a five year corporate bond to Bank of Tokyo-Mitsubishi UFJ, Ltd in the aggregate principal amount of USD3,782,250 (JPY450,000,000). The bond is collateralized by Mr. Kasahara Tadao and Mrs. Kasahara Tomoe’s real estate property. The long-term bond carries a fixed interest rate of 0.7% with no financial covenants or restriction. On September 30, 2005, MSK issued an additional tranche of corporate bond to the same bank with total principal amount of USD4,202,500 (JPY500,000,000). The bond bears a fixed interest rate of 0.2% with maturity date on September 28, 2010. The bond is also guaranteed by Mr. Kasahara Tadao.and Mrs. Kasahara Tomoe’s real estate property. The total outstanding balance of these two corporate bonds was $5,925,245 as of December 31, 2006.
     On September 27, 2004, MSK issued a corporate bond to Hyakujuyon Bank in the aggregate principal amount of USD1,681,000 (JPY 200,000,000). The total outstanding balance of the bond is collateralized by Mr. Kasahara Tadao. The long-term bond carries a fixed interest rate of 0.46% with no financial covenants or restriction. The bond will mature on September 27, 2007. On November 29, 2005, MSK issued another USD1,681,000 (JPY200,000,000) corporate bond to the same bank. The bond is guaranteed by Mr. Kasahara Tadao. There is no other financial covenant or restriction. The bond bears a fixed interest rate of 0.87% with the maturity date on November 29, 2010. MSK had USD2,007,035 remaining balance associated with these two corporate bonds as of December 31, 2006.
     On November 25, 2004, MSK issued a corporate bond to Yamanashi Chuo Bank Ltd in an aggregate amount of USD4,202,500 (JPY500,000,000). The bond carries a fixed interest rate of 0.52% with three years maturity. There is no collateral or restriction associated with the bond. By the end of December 31, 2006, the outstanding balance of this corporate bond was USD4,100,783.
As of December 31, 2006, the principal maturities of debt are as follows:

Maturity	Amount
2007	$288,184,996
2008	8,401,688
2009	5,284,674
2010	3,467,594
2011	2,502,184
13. ACCRUED WARRANTY COSTS
     The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

	At December 31,
	2005	2006
	$	$
Beginning balance	847,580	2,619,104
Increase due to acquisition of a subsidiary	—	1,823,605
Warranty provision	1,813,458	4,446,366
Warranty costs incurred	(41,934)	(43,719)

Ending balance	2,619,104	8,845,356

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
14. Other Financial Assets /Liabilities

	At December 31,
	Current		Non-current
	2005	2006	2005	2006
	$	$	$	$
Other financial assets
Derivatives(not under hedge accounting)
Interes rate swaps	—	—	—	1,843
Foreign currency swaps	—	—	—	1,207,714

Structured warrants	—	1,521,604	—	—

	—	1,521,604	—	1,209,557

Other financial liabilities
Derivatives(not under hedge accounting)
Interest rate swaps	—	—	—	(3,362,246)

Foreign currency swaps	—	—	—	(37,415)
USD/JPY structured hedging products	—	(2,016,756)	—	—

	—	(2,016,756)	—	(3,399,661)

15. CAPITAL LEASE OBLIGATIONS
     The Company conducts a major part of its operations from leased machinery and equipments in Japan.
     The Company has entered into leases for machinery and equipments with payment terms varying from 3 years to 7 years. All of the leases of machinery and equipment are classified as capital lease and expire over the next 7 years.
     The following is and analysis of the leased property under capital leases by major classes:

2006
$
Plant and machinery	8,775,131
Furniture, fixtures and equipment	632,321

Total	9,407,452

Less: Accumulated amortization	(1,166,623)

Total	8,240,829

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2006:

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
15. CAPITAL LEASE OBLIGATIONS — continued

Year ending December 31.
2007	$2,175,770
2008	1,995,412
2009	1,655,982
2010	941,933
2011	185,339
Later years	44,215

Total minimum lease payments	6,998,651
Less: Amount representing interest	(293,084)

Present value of net minimum lease payments	6,705,567

Analysis as:
Current	2,040,168
Non-current	4,665,399
6,705,567

The above capital lease obligations are included in other liabilities and other long term liabilities in the balance sheet.
16. REDEEMABLE CONVERTIBLE PREFERRED SHARES
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
17. ORDINARY SHARES
     (a) On August 8, 2005, the Company issued 1 ordinary share for par value of $0.01 on incorporation.
     (b) On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of $0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests.
     (c) In December 2005, the Company offered 22,820,655 American Depositary Shares (“ADSs”), representing 22,820,655 ordinary shares, at $15 each to the public, raising proceeds of $320,172,029, net of issuance costs of $22,137,796. The Company’s ADSs are quoted on the NYSE.
     (d) Issued and outstanding Series A redeemable convertible preferred Shares converted into 34,667,052 ordinary shares on a one to one basis upon the completion of the Company’s IPO.
     (e) From May 2006 to December 2006, 2,973,782 shares of vested stock options granted to contributors, consultants and employees were exercised into ordinary shares.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
18. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATON
     (a) China Contribution Plan
     Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $204,866, $492,053 and $781,351 for the years ended December 31, 2004, 2005 and 2006, respectively.
     (b) Statutory Reserves
     Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (1) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. No appropriation was made by the subsidiaries in 2004, 2005, and 2006.
     (c) Other
     Pursuant to the board resolutions in August 2005 and March 2006, retained earnings of $4,999,998 and $8,000,000 were transferred and declared as the registered capital of Wuxi Suntech, the Company’s wholly owned subsidiary. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.
19. EMPLOYEE-RELATED LIABILITIES
     Accrued Pension Cost
     MSK, the Company’s subsidiary in Japan, sponsors funded and unfunded pension plans for its employees.
     The unfunded retirement benefit pension plans covers substantially all of its employees of MSK Corporation and certain subsidiaries. The benefits are in the form of lump-sum payments and are based on final monthly pensionable salary, years of service and position.
     MSK also has a contributory defined benefit plan covering substantially all its Japanese employees and directors. This contributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries.
     Information about the component of net periodic EPF of MSK for the period from August 1, 2006 to December 31, 2006 is as follows:

Company service cost	$247,659
Interest cost	26,400

Net periodic EPF cost	274,059

     The following table sets forth the projected benefit obligation and funded status at December 31, 2006. The change in plan assets from August 1, 2006 to December 31, 2006 is nil.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
19. EMPLOYEE-RELATED LIABILITIES — continued

Balance as of December 31, 2006
$
Change in Projected Benefit Obligation (PBO):
PBO disclosed as of July 31, 2006	3,453,690
Service cost	247,659
Interest cost	26,400
Actuarial (gain) or loss	(8,666)
Benefits paid	(689)
PBO as of December 31, 2006	3,718,394
Change in prepaid/(accrued) pension cost:
Prepaid/(accrued) pension cost as of July 31, 2006	(3,453,690)
FAS-87 net periodic pension cost	(265,393)
Actual benefits paid by MSK	689
Prepaid/(Accrued) pension cost as of December 31, 2006	(3,718,394)
     The Company uses an actuarial measurement date of December 31 to measure its benefit obligations, plan assets and to calculate its net periodic benefit cost for its EPF.
Net Periodic Benefit Cost Assumptions
     Significant assumptions used in determining net periodic benefit cost for the year ended December 31 are (in weighted averages):

2006
Weighted-average assumptions used to determine benefit obligations as of December 31:
Discount rate	2.0%
Rate of compensation increase	2.0%

2006
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	2.0%
Expected return on plan assets	N/A
Rate of compensation increase	2.0%
     MSK determines the expected return based on the asset portfolio, historical returns and estimated future returns.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
20. SHARE OPTIONS AND NON-VESTED SHARES
     In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company. As of December 31, 2006, options to purchase not more than 13,503,991 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, options are generally granted at prices not less than 100% of the fair market value of ordinary shares on the date of grant and not less than $2.3077 per share. Each option granted should expire within 5 years from the date of grant and generally vest over 3 years while certain options granted vest immediately. As of December 31, 2006, options to purchase 11,446,049 ordinary shares were granted. 2,973,782 of those options were exercised and 200,000 of those options were forfeited during the year ended December 31, 2006. Under the option plan, 401,000 non-vested shares were granted and outstanding during the year ended December 31, 2006.
Options to Employees
     On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2005, one-third of the options will vest on each of September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option. The ordinary shares that underlie the options that vest on December 31, 2005 are restricted as to the later of (i) one year from the date of grant, or (ii) 180 days after the Company successfully completes an initial public offering.
     On September 1, 2006, the Company granted options to acquire 120,000 ordinary shares to certain employees. 46,666 of these options vest on September 5, 2006. 36,667 of the options will be vest on each of September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods.
     On November 19, 2006, the Company granted options to acquire 516,666 ordinary shares to certain directors and employees. One-third of these options will vest on each of November 19, 2007, 2008 and 2009, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $27.000 per option.
     Prior to January 1, 2006 the Company accounted for its share-based compensation under the recognition and measurement principles of APB25 and provided the pro forma disclosures as required by SFAS 123 and the disclosures required by SFAS 148, in accounting for its employee stock options. Under APB 25, the difference between the exercise price of the option and the fair market value of the company’s ordinary share at the date of grant had been recorded as deferred compensation. Prior to January 1, 2006, the Company has recognized deferred compensation of $22.2 million of which compensation expense of approximately $9,434,548 was recognized in Income Statement.
     Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS 123-R using the modified prospective method. Under this method, compensation cost in 2006 includes the portion of awards vested in the period of (1) all share-based payments grants date fair value estimated in accordance with the original provisions of SFAS 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated using a Black-Scholes based option valuation model, consistent with the provisions of SFAS 123-R and Securities and Exchange Commission (“SEC’’) Staff Accounting Bulletin No. 107, “Share-Based Payments’’.
     As a result of adopting SFAS 123-R, income before income tax and net income were both $2,312,353 lower than if the Company had continued to account for share-based compensation under APB 25. The impact on basic and diluted earnings per share in 2006 was $0.02 and $0.01 per share, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
20. SHARE OPTIONS AND NON-VESTED SHARES — continued
Options to Non-employees
     On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization. The exercise price of these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the contributors vest over a three year period. On September 5, 2006, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options vested on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted with an exercise price of $6.922 per option. The Company recorded expense of $7,240,386 for the year ended December 31, 2005 estimated using the Black-Scholes option pricing model. Included in total compensation expenses, $5,652,952 is recorded as finance cost for the fund provided by the contributors in order to affect the shareholder loan; $212,357 is regarded as professional charges related to the reorganization, and $1,375,077 for other consulting services provided to the Company.
     The following assumptions were used in the Black-Scholes option pricing model:

	Year ended December 31, 2006
	Options to employees
	Granted on	Granted on	Granted on	Options to	Options to
	September 5, 2005	September 1, 2006	November 19, 2006	consultants	contributors
Average risk-free rate of return	4.460%	5.040%	5.178%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.55 years	3.5 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	55.80%	70%	80%
Dividend yield	0%	0%	0%	0%	0%
     A summary of the option activity is as follows:

		Weighted average
	Number of options	exercise price
Options outstanding at January 1, 2006	10,809,383	$4.9159
Granted on September 1, 2006	120,000	$6.9220
Granted on November 19, 2006	516,666	$27.000
Forfeited	(200,000)	$6.9220
Exercised	(2,973,782)	$4.0285

Options outstanding on December 31, 2006	8,272,267	$6.5949

     The weighted average fair value of options granted during the year ended December 31, 2004, 2005 and 2006 was nil, $4.4289 and $13.6120, respectively.
     The total fair value of options vested in 2004, 2005 and 2006 was nil, $14,215,356 and $2,887,825, respectively.
     The following table summarizes information with respect to share options outstanding on December 31, 2006:

	Options Outstanding				Options Exercisable
		Weighted average	Weighted			Weighted
	Number	remaining	average	Aggregate	Number	average	Aggregate
	outstanding	contractual life	exercise price	intrinsic value	exercisable	exercise price	intrinsic value
Ordinary shares:
May 6, 2005	2,834,593		$2.3077		5,000	$2.3077
September 5, 2005	4,847,674		$6.9220		907,674	$6.9220
September 1, 2006	73,334		$6.9220		—	—
November 19, 2006	516,666		$27.0000		—	—

	8,272,267	3.60 years		19,706,016	912,674		3,401,962

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
20. SHARE OPTIONS AND NON-VESTED SHARES — continued
     The following table summarizes information regarding options issued within 12-months prior to December 31, 2006:

Number of
Grant Date	Options Issued
September 1, 2006	120,000
November 6, 2006	516,666
Non-vested shares to employees
     On November 19, 2006, the Company granted 401,000 non-vested shares to certain employees. For 80,000 non-vested shares granted to an internal consultant, one-fifth of these shares vested immediately on the vesting commencement date, one-fifth of those shares will vest on each of November 19, 2007, 2008, 2009 and 2010, respectively. For the rest 321,000 non-vested shares to certain employees, one-fifth of these shares will vest on each of November 19, 2007, 2008, 2009, 2010 and 2011, respectively. These shares were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these shares is nil per share. The Company accounts for non-vested shares in accordance with SFAS No.123 (Revised), and records the fair value of non-vested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period.
     As of December 31, 2006, there was $28,223,803 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2005 and 2006 options and non-vested shares Plans, which is expected to be recognized over a weighted-average period of 1.61 years.
21. OTHER INCOME (EXPENSES)

	Year Ended December 31,
	2004	2005	2006
	$	$	$
Foreign currency exchange gain (loss), net	24,678	(883,541)	2,007,882
Government grants	128,833	100,028	210,672
Gain (loss) on derivatives	—	—	(567,664)
Others	13,461	25,268	408,454

	166,972	(758,245)	2,059,344

22. TAXES BENEFIT (EXPENSES)
     The tax benefit (expenses) comprises:

	Year Ended December 31,
	2004	2005	2006
	$	$	$
Current Tax	—	(4,398,058)	(10,140,321)
Deferred Tax	611,447	645,379	2,952,413

	611,447	(3,752,679)	(7,187,908)

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

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
22. TAXES BENEFIT (EXPENSES) — continued
     However, preferential tax treatment of Wuxi Suntech as “High or New Technology” company has been agreed with the relevant tax authorities. On this basis, Wuxi Suntech is entitled to a preferential tax rate of 15% for the two years ended December 31, 2006. Pursuant to the PRC Income Tax Laws, the high or new technology company status needs to be reviewed and approved every two years. As a result, Wuxi Suntech was exempt from income tax for the two years ended December 31, 2004 and its applicable income tax rate is 7.5% for the two years ended December 31, 2006.
     Luoyang Suntech is located in Luoyang high and new technology zone. This company is subject to a preferential tax rate of 15% as it is qualified as the “high and new technology enterprise”.
     Qinghai Suntech is located in Xining Economics Development Zone, Qinghai province. It is entitled a statutory income tax rate of 15%. The local government also granted Qinghai Suntech a tax refund scheme starting from 2003. The refund was conducted on annual basis for seven consecutive years. The annual refund amount is equal to 100% of Qinghai Suntech’s yearly income tax liability from 2003 to 2007 and 50% of Qinghai Suntech’s income tax liability from 2008 to 2009.
     Suntech Hong Kong is subject to 17.5% income tax rate.
     Suntech America is subject to U.S federal corporate income tax of 35%, besides, the company is also entitled Maryland state income tax at the rate of 7%.
     MSK Corporation is subject to corporate (national), inhabitants and enterprise (local) taxes which, in aggregated, resulted in a normal effective statutory tax rate of approximately 40.69%.
     Sunergy Power is located in Wuxi high-tech zone. The company currently still under the pre-operating period. Sunergy Powre’s enterprise income tax rate should be 15% once it makes profit. Sunergy Power will also apply and be eligible for “high and new technology enterprise.”
     The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2005	2006
	$	$
Net loss carried forward	—	17,403,939
Accrued warranty costs	787,515	2,850,329
Depreciation of property, plant and equipment	553,683	1,585,750
Provision for valuation loss of inventories	—	1,598,007
Provision for pension	—	1,513,014
Government grant	322,481	361,519
Pre-operating expense	9,170	7,181

Intangible assets	—	(29,551,104)
Capital lease	—	(624,723)
Others	—	141,392

	1,672,849	(4,714,696)

Valuation allowance	—	(20,919,630)

	1,672,849	(25,634,326)

Deferred tax assets are analyzed as:
Current	322,481	393,518
Non-Current	1,350,368	3,704,916

	1,672,849	4,098,434

Deferred tax liabilities are analyzed as:
Current	—	—
Non-current	—	(29,732,759)

	—	(29,732,759)

	1,672,849	(25,634,325)

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
22. TAXES BENEFIT (EXPENSES) — continued
     The Company uses asset and liability method to record related deferred tax assets and liabilities. In assessing the realizability of deferred tax assets, the Company consider whether it is more likely than not that some portion or all of the deferred tax assets will no be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net to the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
     As of December 31, 2006, MSK had a net operating loss carryforwards amounting to $31,830,714, which was a result of losses accumulated since 2003 and will expire in June 2011. The Company recognized deferred tax assets of $17,401,509 for the net operating loss carryforwards. Full valuation allowance was established for the deferred tax assets as the Company believes it is more likely than not that they will not be realized. The Company also recognized deferred tax liabilities of $29,551,104 for intangible assets recorded at the fair value on the acquisition date.
     The effective income tax rate deferred from the PRC enterprise income rate of 33% for the reason set forth as follows:

	Year Ended December 31,
	2004	2005	2006
PRC Enterprise Income tax	33%	33%	33%
Effect of different tax rate of subsidiaries	—	—	(-1%)
Losses with no tax benefit	—	20%	3%
Other expenses not deductible for tax purpose	7%	2%	2%
Tax exemption and tax relief granted to the Company (note)	(43%)	(44%)	(30%)
Tax credit on acquisition of domestic equipment	—	—	—

	(3%)	11%	7%

Note:
     The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2004	2005	2006
The aggregate dollar effect (in thousands)	8,255	15,089	32,094

Per share effect — basic	0.09	0.16	0.22

Per share effect — diluted	0.09	0.13	0.21

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
23. RELATED PARTY TRANSACTIONS AND BALANCES
     The amounts due to related parties as of December 31, 2006 included trade payable to Jiangsu Huariyuan and other payable to Dr. Shi. The amounts are unsecured, interest free and have no fixed repayment terms.
Related party transactions:
     Other than as disclosed in notes 12, the Company has the following related party transactions:
     During the period from April 15, 2005, (the date on which Jiangsu Huariyuan became an affiliate of the Company), to December 31, 2005, and during the year ended December 31, 2006, the Company purchased raw materials from Jiangsu Huariyuan in amounts of $1,142,692 and $2,827,509, respectively.
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
24. COMMITMENTS AND CONTINGENCIES
    a) Operating lease commitments
     The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $101,273, $170,323 and $984,355 for the years ended December 31, 2004, 2005 and 2006, respectively.
     Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2006 were as follows:

Year ending December 31	$
2007	985,637
2008	604,664
2009	589,045
2010	485,413
2011 and thereafter	270,535

Total	2,935,294

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
24. COMMITMENTS AND CONTINGENCIES — continued
    b) Commitments
     As of December 31, 2005 and 2006, commitments outstanding for the purchase of property, plant and equipment approximated $15,869,310 and $82,660,610, respectively. The Company has entered into several purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2005 and 2006, future minimum purchases remaining under the agreements approximated $4,022,930 and $167,951,141 respectively.
    c) Long-term obligation
     On October 14, 2005, the Company entered in to a 10-year supply agreement with a supplier, under which the Company was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. In connection with this transaction, the Company made an advance payment of $3.64 million to the supplier which was applied to the purchase commitment pro rata over the term of the contract. The advance payment was included in long-term prepayment until utilized.
     On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay’’ obligation to purchase the contracted minimum volume each year over a 10-year period starting from January 1, 2007 at pre-determined fixed price. The minimum purchase amount over the 10-year contract period is $5.1 billion.
     On August 30, 2005, MSK entered into a 10-year PV Cell supply agreement with a supplier, under which MSK was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. The value of the PV cell to be supplied is approximately $340 million.
     On June 24, 2006, MSK entered into a 5-year PV Cell supply agreement with a supplier. The supply started from January 1, 2006 at agreed initial price and the price is adjusted semi-annually according to prevailing market price with certain discount.
     On November 10, 2006, the Company entered into an agreement with a China-based, US-owned leading manufacturer of silicon wafers to purchase silicon wafers over a 5-year period. The contract provides for increased volumes over the course of the term with an annual price review. Based on existing contract prices, the value of the silicon wafers to be supplied is approximately between $475 million and $580 million.
     On November 21, 2006, the Company entered into a 5-year supply agreement with one of the world’s largest manufacturer of multi-crystalline silicon wafers for solar applications to purchase silicon wafers in an aggregate amount of approximately $180 million over the next 5 years.
     On December 12, 2006, the Company entered into a 5-year supply agreements with a supplier, under which the Company agreed to purchase raw material in an aggregate amount of approximately $366 million to $670 million over the next 5 years.
     The following is a schedule, by year, of future minimum obligation under these long-term supply agreements as of December 31, 2006 (in thousands):

2007	$327,093
2008	518,089
2009	633,120
2010	750,496
2011	868,622
Thereafter	5,118,987

Total	$8,216,407

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
25. SEGMENT INFORMATION
     The Company operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2004	2005	2006
	$	$	$
Europe:
— Germany	61,527,847	101,590,474	254,369,393
— Spain	1,659,179	18,160,446	123,547,435
— Others	13,032,428	41,536,338	43,783,602

Europe Total	76,219,454	161,287,258	421,700,430
China	6,704,863	56,399,958	129,704,122
South Africa	1,345,065	488,374	1,910,889
USA	43,580	1,725,002	20,416,008
Japan	—	—	4,250,585
Others	974,575	6,099,558	20,888,052

Total net revenues	85,287,537	226,000,150	598,870,086

     The following table summarises the Company’s long-lived assets by geographic locations:

	As of December 31,
	2005	2006
China	43,834,767	238,521,152
Japan	—	111,563,837
26. MAJOR CUSTOMERS
     Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,
	2004	2005	2006
	$	$	$
Company A	17,465,180	*	*
Company B	20,083,254	*	*
Company C	9,969,044	*	*
Company D	—	72,443,049	128,125,187

*	Less than 10%
     The accounts receivable from the 2 customers with the largest receivable balances represents 24% and 62% of the balance of the account at December 31, 2005 and 2006, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In U.S. dollars, except share data.)
27. SUBSEQUENT EVENTS
(a)	On February 1, 2007, the agreement to acquire MSK Corporation was amended and under the amended agreements, the Company agreed to complete the acquisition of the remaining increase of MSK by late 2007, for $53.0 million, which is the floor price under the original acquisition agreement. The Company has also, starting from February 2007, halted MSK’s standard PV module production activities in Japan and began shifting MSK’s those product activities to China in order to take advantage of the low cost production capabilities and operating experience in China.

(b)	On February 12, 2007, the Company closed the offering of US$500 million of 0.25% convertible Senior Notes due 2012 to qualified institutional buyers. The notes will be convertible into the Company’s American depositary shares, or ADSs, based on an initial conversion rate, subject to adjustment, of 20.5074 ADSs per $1,000 principal amount of notes (which represents an initial conversion price of approximately $48.76 per ADS) under certain circumstances. The notes will mature on February 15, 2012.

(c)	On February 12, 2007, the Company entered into multiple sales agreements with one Germany customer, under which the Company agreed to sale at least $ 207 million and could optionally increase the sales volume and amount depending upon various factors.

(d)	On February 7, 2007, the Company established a 80% owned subsidiary, Shenzhen Suntech Co., Ltd, with Shenzhen New Photovoltaic Technology Development Co., Ltd and Shenzhen Yutong Investment Co., Ltd.

(e)	On February 15, 2007, the Company established a 90% owned subsidiary, Jiangsu Suntech Co., Ltd, with Wuxi New & Hi-Tech Venture Investment Co., Ltd, to expand its system application R&D capability.

(f)	On March 12, 2007, the Company repaid $100.0 million bridge loan to ABN AMRO Bank, N.V. The bridge loan was associated with the acquisition of MSK with original maturity date on August 8, 2007.

(g)	On March 16, 2007, Chinese government published new PRC Enterprise Income Tax Law, or the EIT Law. The new tax will become effective on January 1, 2008. According to the new EIT Law, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, under the EIT Law, a preferential tax rate of 15.0% for high and new technology enterprises and current preferential tax treatments for foreign-invested enterprises would be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of the PRC operating subsidiaries of the Company, including Suntech China, which is currently both high and new technology enterprise and foreign-invested enterprise, Suntech Power Co., Ltd. and Sunergy Power Co., Ltd., which are currently foreign-invested enterprises.
* * * * * *