Form 20-F
period 2007-12-31
Suntech Power Holdings Co., Ltd.
filed 2008-03-28
CIK 1342803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 001-32689

Suntech Power Holdings Co., Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.01 per share	New York Stock Exchange
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
153,124,488 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☑     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐     No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

SUNTECH POWER HOLDINGS CO., LTD.
ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“¥” and “Japanese Yen” are to the legal currency of Japan;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“MSK” are to “MSK Corporation,” our subsidiary in Japan in which we own 66.9% of equity interests as of the date of this annual report on Form 20-F;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“Pluto technology” are to our high efficiency PV cell technology that replicates some attributes of the PERL PV cell, which was developed by the University of New South Wales in Australia and currently holds the world record conversion efficiency of 24.7%;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A preferred shares” are to our Series A preferred shares, par value $0.01 per share. Series A preferred shares were outstanding before our initial public offering in December 2005 and were automatically converted into our ordinary shares upon completion of our initial public offering;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly owned subsidiary in the British Virgin Islands;

•	“Suntech China” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly owned subsidiary in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.
     We and certain selling shareholders of our company completed the initial public offering of 30,337,000 ADSs, each representing one ordinary share on December 19, 2005. On December 14, 2005, we listed our ADSs on the New York Stock Exchange under the symbol “STP.” On February 12, 2007, we closed an offering of $500 million of 0.25% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. On March 17, 2008, we closed an offering of $575 million of 3.00% convertible senior notes due 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act.
PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated statement of operations data for the five years ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2004, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on our consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the year ended December 31, 2003 and 2004 and our consolidated balance sheets as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2003	2004	2005	2006	2007
Consolidated Statement of Operations Data
(in thousands, except share, per share and per ADS data)
Net revenues
PV modules	4,104	77,898	170,129	471,916	1,331,653
PV cells	9,741	7,331	54,653	124,626	13,725
PV system integrations	43	58	1,218	2,328	2,884

Total net revenues	13,888	85,287	226,000	598,870	1,348,262
Cost of revenues
PV modules	3,467	54,862	121,184	357,903	1,057,575
PV cells	7,695	5,269	35,440	90,066	14,490
PV system integrations	33	43	814	2,013	2,140

Total cost of revenues	11,195	60,174	157,438	449,982	1,074,205
Gross profit	2,693	25,113	68,562	148,888	274,057

	Year Ended December 31,
	2003	2004	2005	2006	2007
Operating expenses
Selling expenses	559	1,750	3,667	9,010	30,633
General and administrative expenses	1,234	2,889	18,874	28,275	56,853
Research and development expenses	148	465	3,358	8,374	14,984

Total operating expenses	1,941	5,104	25,899	45,659	102,471
Income from operations	752	20,009	42,663	103,229	171,586
Interest expense, net(1)	(221)	(979)	(7,611)	5,479	7,216
Other income (expense)	93	167	(758)	2,059	3,684
Tax benefit (expense)	301	611	(3,753)	(7,188)	(13,234)

Net income after taxes before minority interest	925	19,808	30,541	103,579	169,252
Minority interest	—	—	(34)	1,410	2,722
Equity in (loss) earnings of affiliates	—	(51)	121	1,013	(699)

Net income	$925	$19,757	$30,628	$106,002	$171,275
Deemed dividend on Series A redeemable convertible preferred shares	—	—	(2,406)	—	—

Net income attributable to holders of ordinary shares	925	19,757	28,222	106,002	171,275

Net income per share and ADS
— Basic	$0.01	$0.22	$0.31	$0.71	$1.13
— Diluted	$0.01	$0.22	$0.26	$0.68	$1.02
Shares used in computation
— Basic	90,000,000	90,000,000	92,047,507	148,697,962	151,669,307
— Diluted	90,000,000	90,000,000	116,825,138	156,106,345	169,257,283

(1)	Include “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2003	2004	2005	2006	2007
Other Consolidated Financial Data (in percentages)
Gross margin	19.4	29.5	30.3	24.9	20.3
Operating margin	5.4	23.5	18.9	17.2	12.7
Net margin	6.7	23.2	13.5	17.7	12.7

	Year Ended December 31,
	2003	2004	2005	2006		2007
Selected Operating Data
Products sold (in MW)
PV modules	1.5	25.9	49.8	121.1		358.8
PV cells	4.9	3.6	17.9	38.5		4.5

Total	6.4	29.5	67.7	159.6	(1)	363.3	(2)

Average selling price (in $ per watt)
PV modules	$2.77	$3.01	$3.42	$3.89		$3.72
PV cells	$1.99	$2.02	$3.05	$3.23		$3.06

(1)	In addition to the 159.6 MW PV cells and modules, we have also sold PV system integration services which amounted to 0.5 MW in 2006.

(2)	In addition to the 363.3 MW PV cells and modules, we have also sold PV system integration services which amounted to 0.4 MW in 2007.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,559	$19,122	$359,324	$225,530	$520,966
Inventories	3,347	17,472	40,428	200,292	176,173
Accounts receivable	2,488	5,253	1,659	98,855	237,613
Advance to suppliers	188	2,195	24,001	79,444	61,875
Total current assets	8,286	51,913	436,479	716,408	1,257,479
Property, plant and equipment, net	6,912	13,211	39,717	113,750	292,987
Long-term loan to suppliers	—	—	—	22,246	103,309
Long-term prepayments	—	—	—	132,314	161,661
Total assets	17,031	68,468	481,664	1,097,955	1,957,047
Short-term borrowings	7,206	34,442	52,193	288,185	321,163
Total current liabilities	10,203	40,225	71,976	356,823	478,124
Long-term bank borrowings	—	—	3,717	19,656	20,672
Accrued warranty costs	68	848	2,619	8,845	22,506
Total shareholders’ equity (deficit)	6,759	27,396	401,923	652,463	888,050
Total liabilities and shareholders’ equity	$17,031	$68,468	$481,664	$1,097,955	$1,957,047
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
     For some of our subsidiaries in China, including Wuxi Suntech Power Co., Ltd., Luoyang Suntech Power Co., Ltd., Qinghai Suntech Nima Power Co., Ltd., Sunergy Power Co., Ltd., Suntech Power Co., Ltd., Shanghai Suntech Energy Engineering Co., Ltd., Xinjiang Suntech Energy Engineering Co., Ltd., Wuxi University Science Park International Incubator Co., Ltd., Jiangsu Suntech Energy Technology Research Co., Ltd., Nanjing Engge Lanbo Micro-electronics Co., Ltd. and Shenzhen Suntech Power Co., Ltd., we use the Renminbi as our functional currency due to PRC government regulations. We record transactions denominated in other currencies at the rates of exchange prevailing when the transaction occur. We translate monetary assets and liabilities denominated in other currencies into Renminbi at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. We have chosen the U.S. dollar as our reporting currency. Accordingly we translate assets and liabilities using exchange rates in effect at each period end and we use average exchange rates for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 24, 2008, the noon buying rate was RMB7.0550 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
September 2007	7.4928	7.5210	7.5540	7.4928
October 2007	7.4682	7.5016	7.5158	7.4682
November 2007	7.3850	7.4212	7.4582	7.3800
December 2007	7.2946	7.3682	7.4120	7.2946
January 2008	7.1818	7.2405	7.2946	7.1818
February 2008	7.1115	7.1644	7.1973	7.1100
March 2008 (through March 24)	7.0550	7.0881	7.1110	7.0515

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.

D. Risk Factors
Risks Related to Our Company and Our Industry
We are currently experiencing and may continue to experience an industry-wide shortage of polysilicon and silicon wafers. Our failure to obtain sufficient quantities of polysilicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.
     Polysilicon and silicon wafers are the most important raw materials used in the production of our PV products. To maintain competitive manufacturing operations, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient quantities. Although we have secured a significant portion of our expected silicon requirement for 2008 through our fixed-term contracts, we still expect to depend on spot market purchases to a significant extent. The global supply of polysilicon and silicon wafers is controlled by a limited number of producers, and there is currently an industry-wide shortage. This shortage is the result of a combination of factors, including the significant increase in demand for polysilicon and silicon wafers due to the rapid growth of the PV industry and the significant lead time required for building additional capacity for polysilicon production.
     Partly as a result of the industry-wide shortage, we have from time to time faced the prospect of a shortage of polysilicon and silicon wafers and late or failed delivery from suppliers. We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others. First, the terms of our polysilicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all. Second, as we only began our business operations in August 2002, we generally do not have a long history with our polysilicon and silicon wafer suppliers and cannot guarantee you that they will be able to meet our production needs consistently or on a timely basis. Some of our polysilicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient polysilicon or silicon wafers to satisfy their contractual obligations to us. Third, compared to us, many of our competitors who also purchase polysilicon and silicon wafers from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over some of our key suppliers.
     If we fail to obtain delivery of polysilicon and silicon wafers in amounts and according to time schedules as we expect, we may be forced to reduce production, which will adversely affect our revenues, or to secure additional polysilicon and silicon wafers in the spot market, which could adversely affect our margins. Our failure to obtain the required amounts of polysilicon and silicon wafers on time and at commercially reasonable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient polysilicon and silicon wafers will result in under-utilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.
The prices of polysilicon and silicon wafers may continue to rise or be subject to significant volatility, which may reduce our profitability or force us to scale down production. In addition, the prices of PV modules may continue to decline, which may reduce our revenue and profitability.
     The industry-wide shortage of polysilicon and silicon wafers has resulted in sharp increases and significant volatility in polysilicon and silicon wafer prices since 2003. Although we seek to control our costs of raw materials by planning and managing the timing of our spot market purchases, there is no assurance that we will accurately predict future pricing trends or that we can achieve our objective of securing adequate quantities of polysilicon and silicon wafers at competitive prices. Our average purchase price of polysilicon and silicon wafers has increased significantly over the past three years. We believe the average price of polysilicon and silicon wafers will remain high and could increase further in the near term. The increasing price of polysilicon and silicon wafers has largely contributed to the increase in our production costs for PV cells and modules in the past three years and may continue to have the same effect in the future, notwithstanding our continuing efforts to use polysilicon and silicon wafers more efficiently. In addition, we may not be able to pass to our customers our increased production costs resulting from, among other things, the increased costs of polysilicon and silicon wafers. There were signs of a modest decline in PV product prices in 2007. As a result, the average selling price per watt of our PV cells decreased from $3.23 in 2006 to $3.06 in 2007, while the average selling price per watt of our PV modules decreased from $3.89 in 2006 to $3.72 in 2007. Over the same period, our gross margin decreased from 24.9% in 2006 to 20.3% in 2007. Any significant decline of the price for PV modules, together with the rising production costs of PV modules, would materially and adversely affect our profitability and results of operations.
     Sales to our customers are typically made through non-exclusive, short-term arrangements where the contract prices are typically agreed upon between our customers and us on a monthly or quarterly basis, and as such, our actual revenues and margins can vary significantly from our forecasts. Despite the rise in the price of polysilicon and silicon wafers, PV module manufacturers worldwide are expanding their production capacities in response to the growing popularity worldwide of PV products. We believe that such capacity expansion, particularly in markets where government subsidies for solar energy consumption are declining, will cause a gradual decline in the price of PV modules, which may more than offset any cost savings from technological improvements that lead to a more efficient use of polysilicon and silicon wafers.
We may not be able to manage our expansion of operations effectively.
     We commenced business operations in May 2002 and have since expanded rapidly. We anticipate significant continued expansion of our business to address growth in demand for our PV products and services, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.
     Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.
     The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
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
If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.
     The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:
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
     The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share. Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Sharp Corporation and Royal Sanyo Group, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Renewable Energy Corporation and SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream polysilicon and silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions.
     We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources. A significant number of our competitors are developing or currently producing products based on the more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and silicon wafers and solar grade polysilicon and silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing polysilicon and silicon wafer supplies in times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
Advance payments and interest free loans we provide to our polysilicon and silicon wafer suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.
     Under existing supply contracts with most of our multi-year polysilicon and silicon wafer suppliers and our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon, silicon wafers and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Moreover, some of our supply contracts may require us to provide interest free loans or equity-based incentives, which we may not be able to recover and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments or interest free loans. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our cost of revenues and profitability.
     We have in the past secured, and plan to continue to secure, our supply of polysilicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In the past three years, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of polysilicon and silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of polysilicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our profitability may be materially reduced.
We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
     We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs for at least the next 12 months, including for working capital and capital expenditure requirements. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
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
Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.
     The PV industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the PV industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. In 2007, we initiated pilot production utilizing the Pluto technology. Our plan to further evaluate the Pluto technology by launching a commercial production line utilizing Pluto technology in 2008 may be unsuccessful. Similarly, our research and development efforts on the thin film process technology may be unsuccessful and may not result in any commercial production. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.
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
     Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	our ability to raise additional funds or generate sufficient cash flow from operations to purchase and prepay for raw materials or to build additional manufacturing facilities (which generally requires $8 million to $10 million in capital expenditures per 30MW production line);

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and long lead times or delays with certain equipment vendors;

•	our ability to address safety and quality issues that may increase as our manufacturing capacity and output increase;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
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
     We entered into the BIPV market through our acquisition of MSK in August 2006. BIPV products generally have higher profit margins compared to standard PV modules as they integrate solar energy generation into the design of a building or structure. We plan to expand our operations in the BIPV market by leveraging MSK’s design capabilities and investing further in research and development on BIPV products. However, as we have limited experience in the BIPV market and as the BIPV business still represents a relatively small percentage of our revenues, there can be no assurance that we can successfully operate and expand in this new area. For example, we may not have the necessary research and development capabilities or the marketing and sales personnel to meet the needs of our customers or manage our growth. In addition, we may face competitors in the BIPV market that have substantially greater financial, technical, manufacturing and other resources than we do. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there would be a material adverse effect on our reputation, our existing business, financial condition or results of operations.
Our dependence on a limited number of suppliers for a substantial portion of polysilicon or silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, penalty payments, decreased revenue and loss of market share.
     In 2007, our five largest suppliers supplied in the aggregate 45.9% of our total polysilicon and silicon wafer purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of polysilicon or silicon wafers to us may adversely affect our business, financial condition and results of operations.
     In addition, due to a shortage of raw materials for the production of PV modules, increased market demand for polysilicon and silicon wafers and a failure by some polysilicon suppliers to achieve expected production volumes and other factors in 2007, a few of our polysilicon and silicon wafer suppliers failed to fully perform on their polysilicon or silicon wafer supply contractual commitments to us and we consequently did not receive part of the contractually agreed quantities of polysilicon or silicon wafers from these suppliers. We subsequently cancelled or renegotiated these polysilicon supply contracts. While we in each case were able to replace such expected deliveries through purchases of polysilicon from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon could be substantially replaced in a timely manner or at all through spot market purchases or new supply contracts or that the price of such purchases or terms of such contracts will be favorable to us.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.
     We currently sell a substantial portion of our PV products to customers, including valued-added resellers such as distributors and system integrators, as well as end users such as project developers. In 2007, we had three customers each accounting for 10% or more of our total net sales, with the largest customer accounting for 20.2% of our total net revenues for the period. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
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
     In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. The accounts receivable from the two customers with the largest receivable balances represented 62% and 31% of the balance of the account as of December 31, 2006 and 2007, respectively. We are also exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.
We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
     In 2007, we sold 98.1% of our products to customers outside of China. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:
•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain an effective marketing and distributing presence in various countries;

•	providing customer service and support in these markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to systems integrators, end users and installers;

•	difficulty and cost relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
     If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Fluctuations in exchange rates could adversely affect our business.
     A substantial portion of our sales is currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Euros and Japanese Yen, with the remainder in other currencies. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen could result in foreign exchange losses and affect our gross and net profit margins.
     In 2007, we incurred exchange loss caused by U.S. dollar depreciation in the amount of $12.3 million, which was recorded as part of our general and administrative expenses. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements we adopted in February 2006, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
     Our financial statements are expressed in U.S. dollars, but some of our subsidiaries use different functional currencies, such as Renminbi, Euros and Japanese Yen. The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than the U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than the U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. Any significant fluctuation in exchange rates may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars, including the proceeds we received from our convertible note offerings in February 2007 and March 2008, into Renminbi for such purposes.
Problems with product quality or product performance may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share.
     Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a five-year and two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold outside of Japan contain a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We and MSK have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than five years. We accrue 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2007, our accrued warranty costs amounted to $22.5 million. Because our products have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.
Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and any failure to successfully implement this strategy could have a material adverse effect on our market penetration and revenue growth in future periods.
     We intend to continue to make strategic acquisitions and investments and establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. We cannot assure you, however, that we will be able to successfully identify, execute and integrate such strategic acquisitions, investments or alliances with third parties on commercially reasonable terms or at all. In addition, any upstream expansion, whether in the form of strategic acquisition or investment, may impair our new and existing relationships with our suppliers and could have a material adverse effect on our business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. In particular, acquisitions and investments involve numerous risks including:
•	we may face difficulty in assimilating the operations and personnel of acquired businesses;

•	we may suffer potential disruption of our ongoing businesses and distraction of our management and the management of acquired companies;

•	we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•	we may realize unanticipated expenses relating to technology and other integration;

•	we may fail to achieve additional sales and enhance our customer base through cross-marketing of the combined company’s products to new and existing customers;

•	our relationships with our current and new employees, customers and suppliers may be impaired;

•	we may be subject to potential litigation resulting from our business combinations or acquisition activities; and

•	we may assume potential unknown liabilities associated with the acquired businesses.
     We cannot assure you that we will be successful in expanding our business upstream and downstream along the solar power value chain. Any failure to successfully identify, execute and integrate our strategic acquisitions, investments and alliances may have a material adverse effect on our growth, business prospects and results of operations. As a result, the price of our ADSs may decline. Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities, which could have a material adverse effect on our results of operations and cause the price of our ADSs to decline.
Any failure to integrate acquired businesses into our operations successfully could adversely affect our business.
     The integration of the operations of any acquired business requires significant efforts, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. Our efforts to integrate the operations of any acquired business with our existing operations and our ability to execute our plans for an acquired business may be affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of the acquired business, as well as cultural and language differences between different geographic locations. As a result, we may have to incur additional expenses and expend significant amounts of our management’s time, which cannot then be dedicated to other projects. Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business. In addition, there is no guarantee that any such business that we acquire in the future, will become profitable or remain so. If we do not achieve the anticipated synergies from our acquisitions or our acquisitions do not perform as expected, we may be required to incur unexpected impairment charges, which would have a material adverse effect on our results of operations.
     The success of our integration of an acquired business into our operations depends on a number of factors, including, but not limited to:
•	our ability to manage the acquired brands and the combined product lines with respect to customers of the acquired business and any decrease in customer loyalty and product orders caused by dissatisfaction relating to the acquisition and integration;

•	our ability to retain key employees while reducing non-core personnel associated with integration; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.
     These factors, among others, will affect whether an acquired business can be successfully integrated into our business. If we fail to integrate acquired businesses into our operations successfully, we may be unable to realize the business and operational synergies and efficiencies or other benefits that we expect from the acquisition and our competitive position in the marketplace could suffer.
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
If we are unable to attract, train and retain qualified technical personnel, our business may be materially and adversely affected.
     Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel. In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technology officer and Dr. Jingjia Ji, one of our senior research scientists. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.
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
     As of December 31, 2007, we had a total of 28 issued patents, 14 pending patent applications in China and three pending international patent applications and MSK had 52 issued patents and 46 pending patent applications in Japan. In addition, we have two pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. However, we currently do not have any patents for our proprietary technologies outside of China and Japan, although we have sold, and expect to continue to sell, a substantial portion of our products outside of China. Since the protection afforded by our patents is effective mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

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
     We anticipate that our PV products and their installation will continue to be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.
Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
     As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and other hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.
     In particular, the manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.
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
     Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 33.57% of our outstanding share capital as of March 24, 2008. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
If a poll is not demanded at our shareholder meetings, voting will be by a show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
     Voting at any of our shareholder meetings is by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.
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
     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.
     Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
     We conduct a significant portion of our business through our subsidiary, Suntech China, established in China. Suntech China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 14% appreciation of Renminbi against U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from our convertible note offerings in February 2007 and March 2008 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
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
     Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises that, qualified as “high and new technology enterprises” and domestic companies operating in a national level economic and technological development zone or in the central or western region in China. For example, Suntech China, which is registered and operating in a high-tech zone in Wuxi, a national level economic and technological development zone, has been qualified as a “high or new technology enterprise.” As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status.

     The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transitional period for enterprises, whether foreign-invested or domestic, that received preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, the two year exemption period from the enterprise income tax for foreign-invested enterprises that did not become profitable before January 1, 2008 is treated as having started from January 1, 2008 instead of the time such enterprises first become profitable. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.
     Suntech China’s status and the status of certain of our other PRC subsidiaries as a “high and new technology enterprise” will be subject to review every two years. Suntech China and certain of our other PRC subsidiaries qualified as a “high and new technology enterprise” under the definition promulgated by the prior enterprise income tax law in effect before January 1, 2008. Under the EIT Law, the qualifications for “high and new technology enterprise” status have not yet been defined. We cannot assure you that Suntech China and certain of our other PRC subsidiaries will continue to qualify as a “high and new technology enterprise” in future periods. If any of our PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.
     Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2008 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
     The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.
Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.
     Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.
     If we are required under the EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.
     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. There have been recent reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
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
     Based upon the past composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for our taxable year ended December 31, 2007, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, in reaching the conclusion that we believe we are not a PFIC, we have valued our assets based on the market price per share of the ADSs, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year.
     If we were a PFIC, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any deemed or actual dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. For more information on PFICs, See “Item 10. Additional Information E. Taxation — Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company.”
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
     We made capital expenditures of $29.7 million, $52.3 million and $172.2 million in 2005, 2006 and 2007, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules, and our capital expenditures in 2007 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2008 will be between $200 million and $300 million, which will be used primarily to build manufacturing facilities and to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines, including thin film production lines and to make lease holding improvement for our manufacturing facilities. We plan to fund the balance of our 2008 capital expenditures substantially with proceeds from our convertible note offering in March 2008, additional borrowings from third parties and cash from operations.

B. Business Overview
      Overview
     We are one of the leading solar energy companies in the world as measured by production output in 2006, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s fourth largest manufacturer of photovoltaic, or PV, cells in 2006, based on production output, according to the March 2007 issue of Photon International, a magazine covering the international PV industry. We believe that we are a key player in the rapidly expanding solar power industry globally, and we believe that we were the largest provider of PV modules in Spain and the second largest provider of PV modules in Germany in 2007. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. We also provide PV system integration services to our customers in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide.
     We sell our products in various key solar energy markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Germany and Spain and in markets we believe to have significant potential such as Japan, Australia and South Korea. We plan to increase our direct sales activities in Europe, the United States and Japan. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.
     We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2007, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 16.4% and 14.9%, respectively. In 2007, we initiated pilot production of PV cells utilizing the Pluto technology, a next-generation PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers. We plan to further evaluate the Pluto technology by installing a commercial production line for PV cells that utilizes Pluto technology in 2008.
     We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.
     As of December 31, 2007, our annualized aggregate PV cell manufacturing capacity reached 540 megawatts, or MW, per annum, increased significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line. We plan to further increase our aggregate manufacturing capacity of PV cells to one gigawatt, or GW, per annum by the end of 2008.
     Our net revenues increased from $226.0 million in 2005 to $1,348.3 million in 2007, representing a compound annual growth rate, or CAGR, of 144.2%. Our net income increased from $30.6 million in 2005 to $171.3 million in 2007, representing a CAGR of 136.5%.
Our Competitive Strengths
     We believe that our competitive strengths enable us to take advantage of the rapid growth in the PV industry and compete effectively in the global PV market:
      A Leading Independent Developer and Manufacturer of PV Cells and Modules with High Growth and Profitability
     We are a leading independent developer and manufacturer of PV cells and modules. According to Photon International, we were the fourth largest PV cell producer worldwide and the largest PV cell producer in China in 2006, based on production output. Unlike several of our large competitors, which operate as PV divisions of large industrial, utility or oil conglomerates, we dedicate all of our management efforts and attention to the design, development, manufacturing and marketing of PV products. Our focus on the PV industry enables our management to set our corporate vision and make strategic and operational decisions based on our commitment to the PV industry and our customer requirements. We believe that our focused efforts have contributed to our rapid growth and high operating efficiency in the past several years. We have increased our annualized manufacturing capacity of PV cells from 10 MW in 2002 to 540 MW as of December 31, 2007. We believe that our dedication to the PV industry will enable us to better capitalize on the rapidly growing demand for PV products, expand our manufacturing capacity, stay abreast of the latest developments and trends in the solar power industry and respond quickly to industry, technological and market changes.

      Strong Research and Development Capabilities in PV Technology
     We have strong research and development capabilities in conducting research, improving manufacturing process and commercializing new PV technologies. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technology officer and Dr. Jingjia Ji, one of our senior research scientists, are all prominent experts in the PV industry, each with over 10 years of experience with PV technologies. As of December 31, 2007, our PV technology research and development center had 241 personnel, including 130 PV technology experts from China and abroad. We have accumulated significant expertise and technical knowledge in silicon materials, solar cell device physics, theoretical simulation and characterization, process technologies and the design of advanced PV manufacturing equipment. We have established cooperative relationships with a number of universities in China, including Zhongshan University, Shanghai Jiaotong University, Zhengzhou University, Nanjing Aeronautic University and Jiangnan University. We have also established cooperative relationships with universities abroad, such as the University of New South Wales in Australia, which holds the world record for developing the crystalline silicon PV cells with the highest conversion efficiency. These relationships permit us to focus our research and development activities on the commercial application of PV research while the academic and research institutions are able to continue focusing on cutting edge academic and scientific research in next generation PV technologies. Our collaborative efforts with these institutions not only provide us access to advanced testing facilities and equipment, but also enable us to keep abreast of the latest industry developments and trends while keeping our research and development expenses lower than the industry average. The government authorities in China have also given us research grants in recognition of our strong research and development capabilities.
      Extensive International Distribution Channels and Widely Recognized Brand Name
     We have extensive distribution channels and broad brand recognition in key solar markets. We have been selling PV cells and modules to European countries for the past five years and have supplied PV modules to a number of large and high profile PV installations in Europe. We believe that we were the largest supplier of PV modules in Spain and the second largest supplier of PV modules in Germany in 2007. Due to our track record of supplying high quality and cost-effective PV modules to high profile customers, we have developed strong brand recognition in key solar markets. In order to provide our customers with a higher standard of service before, during and after sales, we have established local sales and service offices in Munich, Madrid, San Francisco, Seoul, Sydney and Tokyo, serving these key markets and markets we believe to have significant potential. We plan to open additional offices in Greece, Italy and Switzerland to further expand our distribution channels and increase our access to developing solar markets. The teams based in these offices have an in-depth understanding of the local business environment and PV markets, which we believe will enable us to develop stronger relationships with our key customers. Our major international customers include Atersa, IBC Solar AG, Ibersolar Energia S.A., Krannich and Phoenix Solar. We believe that our extensive international sales and distribution network and wide brand recognition enable us to quickly introduce new products into the market, provide better service to our customers, and rapidly respond to changing market environments. For example, in December 2007, we entered into a one-year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrates the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed. As a result, this innovative roof-top solar panel product would reduce the installation time and total system cost of BIPV systems.
      Established Relationships with Key Suppliers and Flexible Silicon Sourcing Model
     In order to better manage our unit costs and to secure adequate supply of polysilicon and silicon wafers, we have established strategic relationships with key suppliers in the PV industry. We have entered into a number of multi-year supply agreements for polysilicon and silicon wafers since 2005, and we believe these agreements will provide a substantial portion of our anticipated polysilicon and silicon wafer needs for 2008 and beyond. The unit prices of polysilicon or silicon wafers under these agreements are largely fixed in 2008 with some agreements stipulating declining prices which are fixed for each subsequent year and other agreements stipulating subsequent annual prices to be determined by further negotiation. The unit prices under these agreements were lower than those in the spot market at the time we entered into these agreements. We have relationships with over 40 suppliers of polysilicon and silicon wafers, and reserve a small proportion of our polysilicon and silicon wafer procurement for purchases from the spot market. We believe that this gives us the flexibility to manage our polysilicon and silicon wafer costs in the event of sudden changes in the silicon spot market. We have also made strategic equity investments in a number of polysilicon suppliers such as Hoku Scientific, Inc. and Nitol Solar Limited, or Nitol Solar. We believe that these strategic investments further solidify our relationships with these polysilicon suppliers and enable us to maintain a stable stream of polysilicon at a competitive price.
      Flexible China-based, Low-cost Manufacturing Model
     We believe our China-based manufacturing model lowers our operating costs and capital expenditures. We optimize our combination of automated and manual operations in our manufacturing processes to take advantage of our location in China, where the costs of skilled labor, engineering and technical resources, as well as land, production equipment, facilities and utilities, tend to be lower than those in developed countries. We have started the process of selectively evolving our manufacturing line to include more automated processes that will enable us to increase production capacity and speed without sacrificing our quality or manufacturing yields. We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process on a cost-effective basis. In addition, we are capable of producing PV cells with both monocrystalline and multicrystalline silicon wafers, which gives us flexibility in raw material procurement and a competitive advantage during periods of polysilicon and silicon wafer supply shortages. Our flexible manufacturing model enables us to reduce the breakage rate of silicon wafers and improve our manufacturing yields. Our equipment design capabilities enable us to utilize self-designed equipment which tends to be more cost-effective than imported alternatives. In addition, we believe that our semi-automated manufacturing model enables us to expand capacity at a lower cost, compared to the fully-automated processes often utilized in countries with higher labor costs.
      Experienced Management Team with Proven Technology and Operational Record
     We have an experienced management team that has successfully led our operations and increased our production capacity, revenues and profits through rapid organic growth. Dr. Zhengrong Shi, our founder, the chairman of our board of directors and our chief executive officer, has over 20 years of experience in the PV industry. With his expertise, entrepreneurial spirit and strong leadership skills, Dr. Shi has been instrumental in helping us achieve our current leading market position. He is the inventor and holder of 11 patents in PV technology and received his doctorate degree under the guidance of Professor Martin Green, one of the world’s foremost researchers and inventors in the field of PV technology. Prior to founding our company, Dr. Shi was the research director and an executive director of Pacific Solar Pty. in Australia and a research fellow of the Australian Research Committee. Dr. Stuart R. Wenham, our chief technology officer, has over 15 years experience in PV technologies. Dr. Wenham is also a Scientia Professor and the director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics at the University of New South Wales in Australia. We believe that the technical and industry knowledge combined with the extensive operating experience of our senior executives provide us with significant competitive advantages in the fast growing PV industry.
Our Strategies
     Our objective is to be the global market leader for the development and manufacture of PV products and spearhead the movement to deliver solar-based electricity at a cost equal to the cost of retail electricity, otherwise known as “grid parity”. We intend to grow our business by pursuing the following strategies:
      Enhance Leading-edge Technology through Continuous Innovation
     We will continue to devote substantial resources to research and development efforts in order to improve our product design and manufacturing capabilities. In particular, our research and development efforts will focus on the following areas:
•	Improve Conversion Efficiencies. We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies. We plan to further evaluate the Pluto technology by installing a commercial production line utilizing Pluto technology in 2008. Currently, the pilot production of the Pluto technology has achieved conversion efficiency rate in the range of 18.0% to 19.0%. We will also continue to invest in research and development of encapsulation technologies, designed to reduce the degradation of PV cell conversion efficiency and extend the usable lifespan of our products.

•	Enhance Production Processes to Reduce Silicon Usage per Watt. We will continue to develop innovative process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, such as cell warpage and the high breakage rate of thinner silicon wafers. We are also developing proprietary production processes with the aim to increase automation and achieve inline production utilizing thinner wafers.

•	Develop Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for the next-generation thin film silicon PV cells on glass and other surfaces, which would significantly reduce the consumption of silicon materials and manufacturing costs. We plan to start commercial production of thin film silicon PV cells for a range of products, including BIPV products, to serve different markets by the end of 2008. We are also researching multi-junction silicon technology to improve conversion efficiency.

•	Strengthen Material Science R&D to Better Utilize Low Cost Solar Grade Silicon. We are currently testing and analyzing new materials including lower grades of silicon suitable for our production.
     In addition, we will continue to develop equipment and tools and refine our manufacturing processes to improve our operating efficiency. We also plan to continue strengthening our research and development by recruiting additional experienced research and development personnel.

      Continue to Improve Conversion Efficiency While Reducing Manufacturing Costs
     Our current goal is to continuously improve, in a cost-effective manner, the conversion efficiency of our multicrystalline silicon PV cells from 14.9% as of December 31, 2007 to over 16.0% and our monocrystalline silicon PV cells from 16.4% as of December 31, 2007 to over 18.0%. Since 2002, the average conversion efficiency rates of our multicrystalline and monocrystalline silicon PV cells have improved from 14.0% to 14.9% and from 14.5% to 16.4%, respectively, as of December 31, 2007. In 2007, we achieved conversion efficiency rate in the range of 18.0% to 19.0% in the pilot production of our Pluto PV cells on monocrystalline silicon wafers and we plan to further evaluate the Pluto technology by installing a commercial production line utilizing Pluto technology in 2008. We also plan to continue to develop, improve and commercialize laboratory-demonstrated advancements to produce more efficient PV cells, improve PV module designs and streamline our manufacturing processes. We believe that our strong and consistent commitment to developing better technologies and more efficient manufacturing processes will further lower our costs and increase our conversion efficiency in a cost-effective manner.
      Secure Additional Long-term, Low-cost Raw Material Supplies through a Balanced and Flexible Approach
     Reducing the cost of our silicon supplies is one of our key strategies to reduce all-in system costs, which we believe will help accelerate the process towards achieving grid parity. We plan to continue to secure raw material supplies through long-term supply contracts and strategic alliances with silicon suppliers.
     We plan to continue to secure the majority of our silicon supply through contractual arrangements rather than through purchases from the spot market. We have entered into several long-term supply agreements with large international silicon suppliers. For example, we have entered into a long-term supply agreement with MEMC Electronic Materials, or MEMC, under which MEMC has agreed to supply us with solar grade polysilicon and silicon wafers over a ten year period commencing in the first quarter of 2007. In 2007, we signed multi-year supply contracts with Asia Silicon, Hoku Materials, Solaricos Trading, Ltd., a subsidiary of Nitol Solar, ReneSola and a Korean conglomerate with terms of up to ten years. We have also entered into a 10-year supply agreement with Deutsche Solar AG, under which Deutsche Solar AG has agreed to supply us with specified quantities of silicon wafers from January 1, 2006 to December 31, 2015. We expect these multi-year supply contracts to guarantee us a stable supply of polysilicon and silicon wafers at competitive prices.
     To secure our supplies, we plan to strengthen our relationships and cooperation with different suppliers in order to negotiate for silicon prices that are below prevailing spot market prices. We believe that our large-scale manufacturing capability, our leading market position in the global solar market and our sound financial position make us an attractive business partner for many polysilicon and silicon wafer suppliers. Moreover, our liquidity position and access to capital allows us to adopt a flexible approach to cooperate with early-stage silicon producers by providing financial assistance, such as prepayments, to strengthen our relationships with them and secure our access to their production output. To this end, we have made and will continue to evaluate strategic equity investments in a number of our current and potential polysilicon and silicon wafer suppliers. We believe that these strategic investments further solidify our relationships with these polysilicon and silicon wafer suppliers and enable us to maintain a stable supply of polysilicon and silicon wafers at competitive prices.
     We believe these long-term supply arrangements and strategic alliances will help us obtain additional long-term silicon supplies to support our planned production expansion in a cost-effective manner, and over the long term, to bring us closer to grid parity.
      Further Penetrate into our Existing Market, Develop New Markets and Expand our Customer Base and Product Mix
     In order to continue to grow our sales and balance our exposure to various market segments, we intend to develop new markets in addition to further penetrating our existing markets, meanwhile expanding our customer base and product mix.
     In 2002, we derived all of our revenues from China and sold the vast majority of our products through agents and distributors in China, who then resold our products. Since then, we have expanded our sales and marketing efforts to countries in Europe and the United States. With the development of our sales and marketing network, we have successfully expanded our revenue base geographically outside of China and expanded our customer base beyond China-based distributors and end users into an international customer base that includes resellers such as distributors and system integrators and end users such as project developers. In 2007, we generated approximately 50.9% of our revenues from Germany, 34.6% from Spain, 6.4% from the United States and the remaining 8.1% from China and the rest of the world. We believe we were the largest module supplier in Spain and the second largest in Germany in 2007. Aside from Germany and Spain, we expect to continue to grow our sales in the United States, other European countries such as Italy, Greece and France and other Asia Pacific countries such as Japan, South Korea and Australia. While revenues from our sales in China only represented a small percentage of our total revenues in 2007, we anticipate significant growth in the solar power industry in China and will continue to dedicate sales and marketing resources to capture this opportunity. As part of our efforts to execute this strategy, we will continue to localize our sales and marketing efforts in key markets, including establishing regional headquarters and/or sales offices and hiring local sales personnel to further develop key relationships to support our growth in the targeted markets. We intend to further penetrate into our key markets and to expand our sales activities directed towards project developers, property developers and other end users.

     Our product mix has also expanded downstream on the PV value chain as we have evolved to sell an increasing amount of PV modules and high value-added BIPV products. We intend to further diversify our customer base by increasing sales to project developers and property developers in overseas markets. We also plan to expand our PV system integration services in China, which we believe will create additional demand for our PV cells and modules. In addition, we are working to diversify our product mix. In 2008, we plan to start the commercial production of thin film silicon PV cells for a broad range of products, including BIPV products.
      Expand Manufacturing Capacity by Leveraging Our Access to Low-Cost Resources
     We intend to capitalize on the rapidly growing market demand for PV products by leveraging our access to low-cost resources and expanding our manufacturing capacity to grow our output and sales. Since our IPO, we have successfully increased our PV cell production capacity to 540 MW at the end of 2007 and are in the process of constructing additional facilities that can accommodate additional production line capacity. We plan to achieve production capacity of one GW of PV cells by the end of 2008.
     In August 2006, we acquired a majority stake in MSK , a specialist PV company focusing on the higher value-added BIPV market segment. To better leverage our access to low-cost resources, we have relocated substantially all of MSK’s PV module manufacturing operations to China. In May 2007, we also began the construction of a thin film R&D and manufacturing facility in Shanghai, China. We plan to combine our thin film product with MSK’s BIPV product line to capture the higher value-added market segment. We have also entered into a one year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product in China for distribution in Europe, Japan and Australia.
     In addition, we design tools, molds and key procedures to improve equipment performance and use local suppliers to fabricate some of the equipment and tools that we designed to further reduce costs. We are taking a leading role in the establishment of a solar park in Wuxi, which is supported by the Wuxi municipal government and is being built with our existing manufacturing facilities as the center piece. The establishment and development of this solar park is expected to help us attract our non-silicon suppliers to set up manufacturing facilities close to ours. Once the park is completed, we would be able to more effectively manage our non-silicon inventory.
      Capitalize on Our Leading Market Position in Developed Markets to Continue Fostering and Capturing Future Growth in China
     We are a leading global solar company and we believe we were the largest provider of PV modules in Spain and the second largest provider of PV modules in Germany in 2007. Capitalizing on our leading market position globally, we plan to continuously increase our sales, especially in PV system integration services, in China. While China only represents a small percentage of our revenues in 2007, we anticipate significant growth in the solar power industry in China and will continue to dedicate resources to capture that opportunity. The PRC government has demonstrated its support for environmentally-friendly electricity generation through a variety of measures such as integrating BIPV solar power systems into the new stadiums and buildings constructed for the Summer Olympics in 2008. We expect these measures to accelerate in the future and to create a significant and growing potential market for PV products in China. To this end, we are also actively promoting and fostering the development of a PV industry supply chain in China by providing technological, operational and financial support to our current and potential suppliers and customers as well as through co-investment efforts. We have strong domestic systems integration capabilities and are the number one solar brand in China with a large number of solar projects including high profile installations such as at the entrances to the Beijing 2008 Olympic Stadium, colloquially known as the “bird’s nest.” We also participate in pilot projects for on-grid systems with various government entities and property developers, organize PV technology and product seminars, and publish articles in trade journals and magazines to increase public awareness of solar energy. Dr. Zhengrong Shi, our chairman and chief executive officer, also served as an advisor to the PRC government on China’s Renewable Energy Law. We believe that such advisory role of Dr. Shi would enhance our market reputation in China.
     We believe that our advanced technological capabilities, leading market position and in-depth knowledge of the local market will enable us to capture the anticipated growth in China. We also believe we are the largest solar energy company in China, and one of the few companies capable of manufacturing both PV cells and modules in China, which allows us to maintain a competitive advantage over other China-based companies that have to purchase PV cells and modules to assemble the PV systems they sell.
Our Products and Services
     We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. We also provide PV system integration services in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide.
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
      BIPV
     As part of our strategy to broaden our product portfolio and address a wider cross section of the PV market, we have been actively developing our product line of BIPV and leveraging our product development expertise to co-develop innovative products for the BIPV market. Our acquisition of MSK in August 2006 expanded our BIPV products and system design capabilities and bolstered our strategy of BIPV expansion. Our BIPV products have various advantages over standard PV modules, including better aesthetics, the ability to be integrated into building structures and the ability to be used in a wider range of applications such as residential and commercial roofing and architectural glazing.
     We have developed a broad range of BIPV products, and our expertise in BIPV has enabled us to form strategic partnerships with other large solar energy companies to co-develop and manufacture innovative BIPV products. In December 2007, we entered into a one-year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrates the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed, which reduces the installation time and total system cost of BIPV products.
     We have supplied our BIPV products and systems for some large and well-known projects around the world. For example, we supplied MSK Photovol Glass panels to Socovoltaic Systems as part of a large scale solar system green building project in Pozzallo, Italy. We also supplied a custom designed MSK BIPV Light Thru skylight system to Recreational Equipment, Inc. for their prototype store in Colorado in the United States. We believe that the demand for BIPV solutions will grow in our key markets, including Europe, the United States and China. We therefore have expanded our international sales channels of BIPV products and have hired specialist sales professionals in key target markets such as Spain and the United States to promote our BIPV products internationally.
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
     The diagram below illustrates the PV module manufacturing process:
Manufacturing Capacity Expansion
     In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, by (i) allowing us to produce and sell more PV products and achieve higher revenues, and (ii) lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly in recent years. We sold 67.7 MW, 160.1 MW and 363.7 MW of our products, including PV system integration services, in 2005, 2006 and 2007, respectively. As of December 31, 2007, we had an annualized aggregate PV cell manufacturing capacity of 540 MW. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion allowed us to significantly increase our net revenues from $226.0 million in 2005, to $598.9 million in 2006 and to $1,348.3 million in 2007.
     As of December 31, 2007, our annualized aggregate PV cell manufacturing capacity reached 540 MW per annum, increased significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line. We plan to further increase our aggregate manufacturing capacity of PV cells to one GW per annum by the end of 2008.

     Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacity in the past three years due to our ability to effectively manage our manufacturing lines and flow processes.
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
     We maintain minimum three days’ supply of silicon wafers and two weeks’ supply of stock of other raw materials based upon regular estimates of customer orders. Our principal suppliers usually dedicate portions of their inventories as reserves to meet our manufacturing requirements.
     We have adopted an initiative to increase purchases of supplies and raw materials from suppliers based in China that can provide supplies of comparable quality as those produced outside of China but at a lower cost and a shorter lead and delivery time. This includes for suppliers for tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material and metallic paste. In 2007, we purchased 45.9% of our raw materials from overseas.
Silicon Wafers
     Polysilicon and silicon wafers are the most important raw materials for making PV products. The rapidly growing demand of the PV industry and the limited increase in silicon manufacturing capacities have caused sharp increases in the prices of polysilicon and silicon wafers and shortages of polysilicon and silicon wafer supplies since 2003. Polysilicon and silicon wafer suppliers have been raising their prices and adding manufacturing capacity in response to the growing demand in recent years. Building a polysilicon manufacturing plant generally requires significant upfront capital commitment and it typically requires an average of 18 to 24 months to construct a manufacturing plant and commence production. As a result, polysilicon and silicon wafer suppliers are generally willing to expand their production capacity only if they are certain of sufficient potential customer demand to justify such capital commitment, and they typically require customers to make an initial prepayment followed by an additional advance payment for the remaining balance prior to shipment.
     We have historically acquired a significant portion of our polysilicon and silicon wafers from our suppliers through short-term supply arrangements for periods ranging from several months to one year, and will continue to rely on short-term supply arrangements to secure a significant portion of our polysilicon and silicon wafer needs in 2008. Short-term supply arrangements subject us to the risk that our suppliers may cease supplying polysilicon and silicon wafers to us for any reason, including uncertainties in their financial viability. The prices we pay for polysilicon and silicon wafers vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations and may be higher than we expect.
     In order to secure adequate and timely supply of polysilicon and silicon wafers, we have entered into a number of multi-year supply agreements in the last three years. Silicon wafers secured through multi-year supply agreements provided a significant portion of our silicon wafer needs in 2007. We expect our existing multi-year supply agreements will provide a significant portion of our anticipated polysilicon and silicon wafer needs for 2008. The unit prices of polysilicon and silicon wafers under these agreements are typically fixed during the first year or two, after which, some of these agreements continue to provide for fixed prices subject to a declining annual price curve in subsequent years and the remaining agreements provide for subsequent annual prices to be determined by further negotiations. The unit prices under these agreements were typically lower than those in the spot market at the time we entered into these agreements. However, some of our multi-year supply agreements require us provide interest free loans and/or prepayment of a portion of the total contract price to our suppliers. As a result, the purchases of polysilicon and silicon wafers have required, and will continue to require, us to make significant funding commitments, including working capital commitments.
     Currently, we have relationships with over 40 suppliers of polysilicon and silicon wafers. We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements and short-term supply agreements. We procure our remaining polysilicon and silicon wafer supplies from the spot market. We believe that this gives us the flexibility to manage our polysilicon and silicon wafer costs in the event of sudden changes in the silicon spot market.
     We also made strategic equity investments in two upstream suppliers in 2008. We entered into these strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. See “Item 5. Operating and Financial Review and Prospectus. A. Operating Results — Recent Strategic Investments.”

Quality Assurance and Certifications
     We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the process. Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause.
     We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2007.

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

January 2005	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules

March 2006	UL certification	Certain models of our PV modules

June 2005—December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

May 2006	TüV certification, conducted by TüV Immissionsschutz and Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules

August 2007	VDE certification	Certain models of our PV modules
Markets and Customers
     We sell our products in various key markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We believe that we were the largest provider of PV modules in Spain and the second largest provider of PV modules in Germany in 2007. Our sales in the United States have also significantly increased over the past three years. As the United States is becoming an increasingly important market for PV products, we will continue to increase our marketing and sales efforts in this market. Sales to the China market, which were primarily attributable to OEM manufacturing arrangements, decreased both in absolute amount and as a percentage of our total net revenues due to the expiration of such arrangements. We also provide PV system integration services to our customers in China.
     The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2005		2006		2007
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(In thousands, except percentages)
Europe:
Germany	$101,590	45.0%	$254,369	42.5%	$685,762	50.9%
Spain	18,160	8.0	123,547	20.6	466,196	34.6
Others	41,536	18.4	43,784	7.3	43,732	3.2

Europe Total	161,287	71.4	421,700	70.4	1,195,690	88.7
United States	1,725	0.8	20,416	3.4	86,718	6.4
China	56,400	25.0	129,704	21.7	25,715	1.9
South Africa	488	0.2	1,911	0.3	874	0.1
Japan	—	—	4,251	0.7	8,443	0.6
Others	6,100	2.7	20,888	3.5	30,822	2.3

Total net revenues	$226,000	100.0%	$598,870	100.0%	$1,348,262	100.0%

     We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-arranged prices and delivery schedules.
Sales and Marketing
     We sell our products in various key solar energy markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Germany and Spain and in markets we believe to have significant potential such as Japan, Australia and South Korea. We plan to increase our direct sales activities in Europe, the United States and Japan. We believe our local sales offices will enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.
     We have extensive distribution channels and broad brand recognition in key solar markets. We have been selling PV cells and modules to European countries for the past five years and have supplied PV modules to a number of large and high profile PV installations in Europe. We believe that we were the largest supplier of PV modules in Spain and the second largest supplier of PV modules in Germany in 2007. Due to our track record of supplying high quality and cost-effective PV modules to high profile customers, we have developed strong brand recognition in key solar markets. In order to provide our customers with a higher standard of service before, during and after sales, we have established local sales and service offices in Munich, Madrid, San Francisco, Seoul, Sydney and Tokyo, serving these key markets and markets we believe to have significant potential. We plan to open additional offices in Greece, Italy and Switzerland to further expand our distribution channels and increase our access to developing solar markets. The teams based in these offices have an in-depth understanding of the local business environment and PV markets, which we believe will enable us to develop stronger relationships with our key customers. Our major international customers include Atersa, IBC Solar AG, Ibersolar Energia S.A., Krannich and Phoenix Solar. We believe that our extensive international sales and distribution network and wide brand recognition enable us to quickly introduce new products into the market, provide better service to our customers, and rapidly respond to changing market environments. For example, in December 2007, we entered into a one-year license agreement with Akeena Solar to manufacture a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrates the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed. As a result, this innovative roof-top solar panel product would reduce the installation time and total system cost of BIPV systems.
Product Warranty
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
Intellectual Property
     We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2007, we had a total of 28 issued patents, 14 pending patent applications in China and three pending international patent applications and MSK had 52 issued patents and 46 pending patent applications in Japan. In addition, we have two pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. Our issued and pending patent applications relate primarily to process technologies for the manufacturing of PV cells and PV modules.
     We maintain five trademark registrations in China, including the names Suntech, SuntechPower and Powerful Care and our logo. We have also registered Suntech and our logo in the United States, Australia, Germany and Thailand, as well as SuntechPower in Thailand. We are in the process of registering Suntech and our logo in, Finland, Greece, Japan, Norway, Singapore, Sweden, Turkey, the United Kingdom and

China. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.
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
Competition
     The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. Our competitors include PV divisions of large conglomerates such as Sharp Corporation and Royal Sanyo Group, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Renewable Energy Corporation and SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream polysilicon and silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources. A significant number of our competitors are developing or currently producing products based on the more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and silicon wafers and solar grade polysilicon and silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing polysilicon and silicon wafer supplies in times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can.
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
Insurance
     We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $139.4 million as of December 31, 2007. We also maintain insurance policies in respect of marine, air and inland transit risks for the exports of our products. We maintain business interruption insurance against business disruption and natural disaster. In addition, we maintain product quality insurance against warranty claims with a liability cap of approximately $4.1 million, which covers both technical defects and declines of initial power generation capacity of our PV modules. We do not maintain key-man life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $1.1 million in insurance premiums in 2007.

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
Taxation
     See “Item 10. Additional Information E. Taxation.”
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

C. Organizational Structure
     The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of the date hereof.
D. Property, Plant and Equipment
     We are headquartered in the New District in Wuxi, Jiangsu province, where we lease multiple buildings with an aggregate of approximately 13,900 square meters of office, research and development and manufacturing space. We own the right to use a parcel of land of approximately 66,600 square meters near our leased facilities in the New District in Wuxi, where we have constructed manufacturing facilities for the installation of certain of our PV cell manufacturing lines. We are in the process of constructing additional new facilities including new office, research and development center and additional manufacturing space on this land, the first phase of which was completed in June 2005 and the second phase of which is expected to be completed in late 2008. Upon completion the second phase, this facility will be approximately 99,000 square meters. We recently acquired the right to another parcel of land near our leased facilities in the New District in Wuxi, where we plan to construct a 116,540 square meter facility for the manufacture of our PV products. We expect the construction to be completed in 2008. We also own the right to use a parcel of land of approximately 4,600 square meters in Liyuan, Wuxi for the display of demonstration models of our PV systems. We also own the right to use Chuangye Mansion of 31,138.97 square meters in the New District in Wuxi for our daily office use. We are in the process of acquiring a parcel of land within the Caohejing Export Processing Area in the Minhang District in Shanghai where we plan to construct a 160,000 square meter facility to be completed in 2008 for the manufacture of our PV thin film products and for our research and development facilities. Through our 88.2%-owned subsidiary, we also own a parcel of land in Luoyang, China, where we operate a 25,000 square meter facility for the manufacture of our PV cells. Our Japanese subsidiary, MSK, currently operates one plant in Nagano with an area of 7,165 square meters. We believe that our existing facilities, together with the facilities under construction and to be constructed according to our current plans, are adequate for our current requirements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F . This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F .

A. Operating Results
Overview
     We are one of the leading solar energy companies in the world as measured by production output in 2006, with leading positions in key solar markets. We believe that we are a key player in the rapidly expanding global solar power industry, and we believe that in 2007, we were the largest provider of PV modules in Spain and the second largest in Germany. We design, develop, manufacture and market a variety of PV cells and modules, which are devices that convert sunlight into electricity through a process known as the photovoltaic effect, and a broad range of BIPV products. We also provide PV system integration services to our customers in China.
     We sell our products in various key solar energy markets worldwide including Germany, Spain, the United States, China, Japan, Italy and South Korea. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Germany and Spain and in markets we believe to have significant potential such as Japan, Australia and South Korea. We plan to increase our direct sales activities in Europe, the United States and Japan. We believe our local sales offices will enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.
     We have grown significantly since we completed our first PV cell manufacturing line in August 2002. We sold 67.7 MW, 160.1 MW and 363.7 MW of our products, including PV system integration services, in 2005, 2006 and 2007, respectively. Our net revenues increased from $226.0 million in 2005 to $1,348.3 million in 2007, representing a CAGR of 144.2%. Our net income increased from $30.6 million in 2005 to $171.3 million in 2007, representing a CAGR of 136.5%.
     We operate and manage our business as a single segment. We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.
     We believe the most significant factors that directly or indirectly affect our financial performance and results of operations include:
•	industry demand;

•	government subsidies and economic incentives;

•	production capacity;

•	availability and price of polysilicon and silicon wafers;

•	pricing of our PV products; and

•	process technologies.
Industry Demand
     Our business and revenue growth depends on industry demand for solar energy products. The PV industry has experienced significant growth over the past decade and continued its strong momentum in 2006. According to Solarbuzz, an independent solar energy research firm, the global PV market, as measured by annual PV system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42.2%. While the global solar market was still dominated by demand from Germany, demand from other European countries and the United States grew rapidly by 107.9% and 33.3%, respectively, in 2006 year-on-year. In recent years, in addition to crystalline silicon-based technology, other PV technologies, such as thin film, have developed quickly and have shown the potential to compete with the crystalline silicon-based technology on a cost-effective basis.
     Despite rapid growth in the PV industry, solar energy only constitutes a small fraction of the world’s total energy output and has significant growth potential. We believe the following factors will continue to drive demand in the global PV industry, including the demand for our products and services:
•	rising energy demand, but limited and increasingly expensive fossil energy resources;

•	increasing environmental awareness, regulations and taxes limiting emissions from fossil fuels;

•	growing adoption of government incentives for solar energy worldwide;

•	narrowing cost differentials between solar energy and conventional energy sources, which is caused by market-wide decrease of average selling prices for PV products that has made solar energy more cost-effective;

•	an anticipated increase in the worldwide supply of solar-grade polysilicon and silicon wafers over the next few years which will drive down their cost and, consequently, the total manufacturing cost of PV products; and

•	reliability, modularity, scalability and other advantages of solar energy.
Government Subsidies and Economic Incentives
     We believe that the near-term growth of the market for PV products depends largely on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives to encourage the use of renewable energy such as solar power and reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by the availability of government subsidies and economic incentives.
Production Capacity
     In order to accommodate the rapidly increasing demand of our products, we have expanded, and plan to continue to expand, our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, by (i) allowing us to produce and sell more PV products and achieve higher revenues, and (ii) lowering our manufacturing costs resulting from economies of scale. We have expanded rapidly in recent years. We sold 67.7 MW, 160.1 MW and 363.7 MW of our products, including PV system integration services, in 2005, 2006 and 2007, respectively. As of December 31, 2007, we had an annualized aggregate PV cell manufacturing capacity of 540 MW. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion allowed us to significantly increase our net revenues from $226.0 million in 2005, to $598.9 million in 2006 and to $1,348.3 million in 2007.
     As of December 31, 2007, our annualized aggregate PV cell manufacturing capacity reached 540 MW per annum, increased significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line. We plan to further increase our aggregate manufacturing capacity of PV cells to one GW per annum by the end of 2008.
     Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacity in the past three years due to our ability to effectively manage our manufacturing lines and flow processes.
Availability and Price of Polysilicon and Silicon Wafers
     Polysilicon and silicon wafers are the most important raw materials for making PV products. The rapidly growing demand of the PV industry and the limited increase in silicon manufacturing capacities have caused sharp increases in the prices of polysilicon and silicon wafers and shortages of polysilicon and silicon wafer supplies since 2003. Polysilicon and silicon wafer suppliers have been raising their prices and adding manufacturing capacity in response to the growing demand in recent years. Building a polysilicon manufacturing plant generally requires significant upfront capital commitment and it typically requires an average of 18 to 24 months to construct a manufacturing plant and commence production. As a result, polysilicon and silicon wafer suppliers are generally willing to expand their production capacity only if they are certain of sufficient potential customer demand to justify such capital commitment, and they typically require customers to make an initial prepayment followed by an additional advance payment for the remaining balance prior to shipment.
     We have historically acquired a significant portion of our polysilicon and silicon wafers from our suppliers through short-term supply arrangements for periods ranging from several months to one year, and will continue to rely on short-term supply arrangements to secure a significant portion of our polysilicon and silicon wafer needs in 2008. Short-term supply arrangements subject us to the risk that our suppliers may cease supplying polysilicon and silicon wafers to us for any reason, including uncertainties in their financial viability. The prices we pay for polysilicon and silicon wafers vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations and may be higher than we expect.
     In order to secure adequate and timely supply of polysilicon and silicon wafers, we have entered into a number of multi-year supply agreements in the last three years. Silicon wafers secured through multi-year supply agreements provided a significant portion of our silicon wafer needs in 2007. We expect our existing multi-year supply agreements will provide a significant portion of our anticipated polysilicon and silicon wafer needs for 2008. The unit prices of polysilicon and silicon wafers under these agreements are typically fixed during the first year or two, after which, some of these agreements continue to provide for fixed prices subject to a declining annual price curve in subsequent years and the remaining agreements provide for subsequent annual prices to be determined by further negotiations. The unit prices under these agreements were typically lower than those in the spot market at the time we entered into these agreements. However, some of our multi-year supply agreements require us provide interest free loans and/or prepayment of a portion of the total contract price to our suppliers. As a result, the purchases of polysilicon and silicon wafers have required, and will continue to require, us to make significant funding commitments, including working capital commitments.
     Currently, we have relationships with over 40 suppliers of polysilicon and silicon wafers. We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements and short-term supply agreements. We procure our remaining polysilicon and silicon wafer supplies from the spot market. We believe that this gives us the flexibility to manage our polysilicon and silicon wafer costs in the event of sudden changes in the silicon spot market.
     We also made strategic equity investments in two upstream suppliers in 2008. We entered into these strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. See “— Recent Strategic Investments.”
     Due to the industry-wide shortage of polysilicon and silicon wafer supplies, we have from time to time experienced late or failed deliveries and supply shortages. To date, such late or failed deliveries and supply shortages have had no material effect on our output level. However, the increasing prices of polysilicon and silicon wafers have driven up our manufacturing costs in the past three years and may further increase our manufacturing costs notwithstanding our continuing efforts to use polysilicon more efficiently. Our gross margin was 30.3%, 24.9% and 20.3%, in 2005, 2006 and 2007, respectively. The decrease in our gross margin in 2007 was mainly attributable to increases in the prices of polysilicon and silicon wafers. The decrease was also attributable to a slight decrease in the average selling prices of PV cells and modules in 2007. In addition, we sold a higher percentage of our PV modules manufactured from PV cells, which generated a lower gross margin compared to PV modules manufactured from silicon wafers by us directly.
     We believe the average price of polysilicon will remain high in the near term due to the continued strong demand for polysilicon resulting from the rapid growth of the PV industry and the significant lead time required for building additional capacity for polysilicon production. The average price of polysilicon over the medium-to-long term will, however, depend on a number of factors, including the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and the semiconductor industries and any changes in government regulations and subsidies with respect to PV and other alternative energy sources that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty, and the average price of polysilicon may increase or decrease significantly over the medium- to long-term as a result of any combination of such factors.
     We cannot assure you that we will be able to secure sufficient quantities of polysilicon and silicon wafers at commercially reasonable prices to expand our manufacturing output as we planned.
Pricing of our PV Products
     PV products are priced based on the number of watts of electricity they can generate. Pricing of PV products is principally affected by the manufacturing costs of PV manufacturers, including the cost of polysilicon and silicon wafers, as well as the overall demand in the PV industry. Increased economies of scale and advancement of process technologies over the past decade have led to a steady reduction in manufacturing costs and prices of PV products. Prices of PV products rose gradually as a result of the rapid growth of the PV market worldwide and shortages of polysilicon and silicon wafers since 2004. Fluctuations in the prevailing market prices have historically affected the prices of our PV products and may continue to have a material effect on the prices of our PV products in the future.
     We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer and our costs of polysilicon or silicon wafers. From 2003 to 2006, the average selling price for PV cells and modules has been rising across the industry, due to the high demand for PV products as well as rising polysilicon and silicon wafer costs during the same period. However, there were signs of a modest decline in PV product prices in 2007. As a result, the average selling price per watt of our PV cells increased from $3.05 in 2005 to $3.23 in 2006, but decreased to $3.06 in 2007, and the average selling price per watt of our PV modules increased from $3.42 in 2005 to $3.89 in 2006, but decreased to $3.72 per watt in 2007. The fluctuations of the average selling price of our PV products reflected the prevailing market trend. We expect that the prices of PV products, including PV modules, will decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if the price of PV modules declines or if the price of PV modules rises at a slower pace than the increase in the cost of polysilicon.
     We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-arranged prices and delivery schedules.
     We believe that the high conversion efficiencies of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively and will further provide us with flexibility in adjusting our price.

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
     The average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 16.4% and 14.9% as of December 31, 2007, respectively, compared to 16.8% and 15.6% as of December 31, 2006. The slight decrease of average conversion efficiency of our PV cells was due to certain lower grade polysilicon and silicon wafers we procured in 2007 during the industry wide shortage of polysilicon and silicon wafers.
     The impact of lower quality polysilicon and silicon wafers on the average conversion efficiency of our PV cells was mitigated by our improved process technologies, which led to higher productivity and efficiency of our raw material usage. One of our significant progresses in our research and development was the implementation of the Pluto technology in pilot production and the achievement of conversion efficiency in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers. We plan to initiate an evaluation phase of Pluto-based production using a commercial production line in 2008.
Recent Strategic Investments
     On January 14, 2008, we acquired 100% of the outstanding shares in Wuxi University Science Park International Incubator Co., Ltd. for total consideration of RMB74.7 million ($10.2 million). We also assumed the responsibility for paying off the outstanding debt of RMB40.8 million ($5.6 million) carried from this acquired company at the date of the acquisition. We entered into this acquisition primarily for the purpose of acquiring the company’s real estate in Wuxi, which we intend to use as office space located in the industry park in Wuxi.
     On January 25, 2008, we established a 100% owned subsidiary, Xinjiang Suntech Energy Engineering Co., Ltd. This company principally engages in solar power system integration projects in China. We established this company as part of our strategy to expand downstream into the solar power system integration market in China.
     On January 28, 2008, we entered into a share purchase agreement to acquire 100% of the outstanding shares of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, for total consideration of Euro 34.1 million ($49.8 million). We believe that the acquisition will improve our in-house capability for production process innovation, design and automation. This transaction is subject to the satisfaction of pre-closing conditions and relevant governmental approvals. We are in the process of determining preliminary goodwill which will be subject to adjustment upon finalization of the purchase price allocation.
     On February 25, 2008, we entered into a securities purchase agreement to purchase 2,314,815 newly issued shares of Hoku Scientific, Inc. for total consideration of $20.0 million. We entered into a long-term supply agreement with Hoku Materials Inc., one of the subsidiaries of Hoku Scientific, Inc., in June 2007 for the supply of polysilicon beginning in 2009. We entered into this minority investment as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.
     On February 1, 2008, we established a wholly owned subsidiary, Suntech Power (Korea) Co. Ltd. This company principally engages in sales and marketing activities in the region. We established this company as part of our strategy to localize our sales and marketing teams in order to provide closer customer coverage and support.
     On March 6, 2008, we entered into a subscription agreement to acquire a minority interest in Nitol Solar through the purchase of newly issued shares of Nitol Solar for up to a total consideration of $100 million subject to the satisfaction of certain conditions. We entered into a supply agreement with Solaricos Trading, Ltd., one of Nitol Solar’s subsidiaries, in August 2007 for the supply of polysilicon beginning in 2009. We entered into this minority investment as part of our strategy to secure high-quality polysilicon and silicon wafers at a reasonable cost.
The Integration of MSK
     As part of our strategy to further expand our distribution channels and customer base, broaden our product portfolio and diversify our geographical presence, we acquired 66.9% of the equity interests in MSK in August 2006. On February 1, 2007, we agreed with MSK and its shareholders by way of an amendment to the original acquisition agreement to acquire the remaining interest in MSK for $53.0 million. The consideration, payable in the form of Suntech shares based on a price of $29.0 per share, is fixed. Subject to mutual agreement, however, the consideration may be payable in cash. We expect the acquisition of the remaining interest in MSK to be completed in 2008.

     To date, we have substantially integrated MSK’s cost structures and production activities into our existing operations. We have replaced certain MSK high-cost supply arrangements with our own supply arrangements to leverage upon our superior scale and cost advantages. In February 2007, we also halted MSK’s standard PV module production activities in Japan and sold MSK’s Fukuoka plant, which we believe will strengthen MSK’s core operation and increase our profitability. MSK’s key PV module production has been relocated to China in order to take advantage of our low cost production capabilities and operating experience in China. MSK will continue to focus on innovative BIPV product development and new sales and marketing initiatives to expand the market reach of its BIPV products in Japan and other major international PV markets.
     Subsequent to our acquisition of MSK in August 2006, we undertook steps to strengthen MSK’s internal controls over financial reporting, inventory management and sales and to remediate internal control deficiencies within MSK.
Revenues
     We currently derive revenues from three sources:
•	Sales of PV modules (including BIPV products), which accounted for approximately 75.3%, 78.8% and 98.8% of our total net revenues in 2005, 2006 and 2007, respectively. We manufactured all the PV cells used for manufacturing our PV modules.

•	Sales of PV cells, which accounted for approximately 24.2%, 20.8% and 1.0% of our total net revenues in 2005, 2006 and 2007, respectively.

•	Sales of PV system integration services, which accounted for approximately 0.5%, 0.4% and 0.2% of our total net revenues in 2005, 2006 and 2007, respectively.
     Our net revenues are net of value-added tax. See “— Taxation.”
     We have been and continue to be dependent on a limited number of customers for a significant portion of our revenues. In 2007, we had three customers that accounted for 10% or more of our total net sales. Each of such customers accounted for approximately 20.2%, 14.9% and 12.7%, respectively, of our total net revenues. In 2007, the German company that was our largest customer in both 2005 and 2006 ceased to account for 10% or more of our total net sales as the sales agreement under which we granted this company the exclusive right to distribute our products in Germany expired at the end of 2006.
     Our revenues from PV module sales accounted for approximately 98.8% of our total net revenues in 2007, as compared to 78.8% in 2006, while our revenues from PV cell sales decreased from 20.8% of our total net revenues in 2006 to 1.0% in 2007. This change in the percentage of our product portfolio was due to the expiration of the buy-sell original equipment manufacturer, or OEM, type of manufacturing arrangements we entered into with several Chinese PV module manufacturers in 2006 in order to secure sufficient quantities of polysilicon and silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these customers and were obligated to sell PV cells manufactured using equivalent amount or a substantial portion of the wafers provided to us back to such customers. This resulted in a high percentage of our total net revenue attributable to PV cell sales in 2006. In 2007, we secured a significant portion of our silicon wafer needs through multi-year supply agreements and did not have such arrangements. Consequently, sales of PV cells constituted a significantly smaller percentage of our total sales volume in 2007 compared to in 2006. We believe that by continuing to focus on PV module sales, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation. As we continue to diversify our geographic presence, customer base and product mix, we expect that our largest customers will continue to change from year to year.
Our BIPV Initiatives
     We have actively expanded and developed our BIPV product line and leveraged our product development expertise to co-develop innovative products for the BIPV market segment in part due to our acquisition of MSK. We supplied MSK Photovol Glass panels to Socovoltaic Systems as part of a large scale solar system green building project in Pozzallo, Italy. We also supplied a custom designed MSK BIPV Light Thru skylight system to Recreational Equipment, Inc. for their prototype store in Colorado in the United States. We have been designated to supply our BIPV products to Beijing’s “Bird’s Nest” Stadium, the main stadium for the 2008 Summer Olympics. We believe that there is a strong interest in BIPV solutions in our key markets, including Europe, the United States and China, and that our sales of BIPV products will increase significantly both in absolute terms and as a percentage of our net revenues in 2008. We have expanded our international sales channels of BIPV products and have hired specialist sales professionals in key target markets such as Spain and the United States to promote our BIPV products internationally. Our expertise in BIPV has enabled us to form strategic partnerships with peer companies to co-develop and manufacture innovative BIPV products designed by peer companies.

Costs of Revenues and Operating Expenses
     The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
Cost of revenues	69.7%	75.1%	79.7%
Operating expenses
Selling expenses	1.6	1.5	2.3
General and administrative expenses	8.4	4.7	4.2
Research and development expenses	1.5	1.4	1.1

Total operating expenses	11.5%	7.6%	7.6%
     Our cost of revenues increased as a percentage of our total net revenues from 2005 through 2007. The increases were primarily attributable to increases in prices of polysilicon and silicon wafers. Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses. Our operating expenses as a percentage of our total net revenues were lower in 2006 compared to 2005 because in 2005 we incurred a greater amount of share compensation charges and fees paid to our outside consultants who provided advisory services to us in connection with our restructuring, which were recorded in general and administrative expenses. Our operating expenses remained stable at 7.6% in both 2006 and 2007. We conduct our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively, resulting in overall stability of operating expenses from 2006 to 2007.
Cost of Revenues
     Our cost of revenues primarily consists of:
•	polysilicon and silicon wafers, which constitute the most important raw material from which PV products are made. We expect the cost of polysilicon and silicon wafers will continue to constitute a significant portion of our cost of revenues in the near future. Cost of polysilicon and silicon wafers also includes the amortization of cost of warrants and options granted to suppliers. In connection with a 10-year supply agreement we entered into with our largest supplier MEMC on July 25, 2006, we granted MEMC warrants to purchase 7,359,636 of our ordinary shares. The fair value of the compensation was initially recorded in our consolidated balance sheet under long-term prepayments. We started to amortize this balance in January 2007 when the first batch of deliveries occurred, and will continue to amortize the remaining balance over the life of the supply contract, which is 10 years. Amortization expense is charged based on the actual deliveries received over the contracted delivery volume during the contract. Total amortization expense in 2007 related to the warrants was $2.6 million. We expect cost of sales to increase with respect to warrant amortization charges in the future with contracted delivery volumes. We have also granted certain suppliers options to purchase our ordinary shares in connection with their entering into supply arrangements with us and the related option expenses were initially recorded in our consolidated balance sheet and amortized throughout the terms of the relevant agreement;

•	other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame;

•	direct labor, including salaries and benefits for personnel directly involved in manufacturing activities;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly. We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity and build new facilities; and

•	overhead, including utility, maintenance of production equipment, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products.
Selling Expenses
     Selling expenses primarily consist of provisions of warranties, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims. We expect that our selling expenses will continue to increase in absolute terms in the near term as we increase our sales efforts, hire additional sales personnel and initiate additional marketing programs.
     Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a two-year warranty for defects in materials and workmanship, and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. We believe our warranty policies are consistent with industry practice. We currently maintain product quality insurance with a liability cap of approximately $4.1 million, which covers both technical defects and declines of initial power generation capacity. We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 0.3% to 1.0% of our net revenues as warranty costs at the time revenue is recognized. As of December 31, 2007, our accrued warranty costs amounted to $22.5 million.
General and Administrative Expenses
     General and administrative expenses consist primarily of (i) exchange loss caused by U.S. dollar depreciation, which amounted to $12.3 million in 2007; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) consulting costs; (iv) depreciation of equipment used for administrative purposes; (v) amortization of rental facilities used for administrative purposes; (vi) provision for doubtful debts; (vii) fees and expenses of legal, consulting and other professional services; and (viii) expenses associated with our administrative offices. General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $5.2 million, $7.4 million and $8.9 million in 2005, 2006 and 2007, respectively. We expect general and administrative expenses to increase as we add personnel and incur additional costs related to the growth of our business.
     We incurred exchange losses in 2007 because a significant portion of our accounts payable and other payables were incurred in Renminbi, which appreciated significantly in 2007. As our reporting currency is the U.S. dollar and we translate our assets and liabilities using exchange rates in effect at each period end, the appreciation of Renminbi in 2007 increased the corresponding U.S. dollar amount of our accounts payable and other payables at the end of 2007, the result of which was recorded as general and administrative expenses.
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
     On September 5, 2005, we granted additional share options to purchase 5,910,000 of our ordinary shares to certain of our directors and employees and 200,000 ordinary shares to our consultants. For options granted to employees, we have recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We then amortize share-based compensation expense over the vesting periods of the related options. For options granted to consultants, we have recorded share-based compensation expense based on the fair value at the measurement date and amortize the expense over the consultants’ service periods. We granted options to our employees at an exercise price of $6.922, which was less than the value of the underlying shares on the date of grant, which was $10.67. One-third of these options vested on December 31, 2005 and September 5, 2007, respectively, and one-third of these options will vest on September 5, 2008.

     On September 1, 2006, we granted options to purchase 120,000 of our ordinary shares to certain of our employees, 46,666 and 36,667 of these options vested on September 6, 2005 and September 5, 2007, respectively. The remaining 36,667 of these options will vest on September 5, 2008.
     On November 19, 2006, we granted options to purchase 516,666 of our ordinary shares and 401,000 restricted shares to certain of our directors, employees and consultants. One-third of these options vested on November 19, 2007 and one-third of these options will vest on November 19, 2008 and 2009, respectively. The restricted shares have a vesting schedule of five separate 20% annual increments. For 80,000 out of the 401,000 restricted shares granted, the first and second 20% vested immediately upon grant and on November 19, 2007, respectively, and the remaining shares will vest on each of November 19, 2008, 2009 and 2010, respectively. For 321,000 out of the 401,000 restricted shares granted, one-fifth of these shares vested on November 19, 2007 and the remaining shares will vest on each of November 19, 2008, 2009, 2010 and 2011, respectively.
     On November 13, 2007, we granted 138,500 restricted shares to certain of our employees. The restricted shares have a vesting schedule of five separate 20% annual increments. For 30,000 out of the 138,500 restricted shares granted, one-fifth of these shares vested on November 13, 2007 and the remaining shares will vest on each of November 13, 2008, 2009, 2010 and 2011, respectively, in 20% installments. For the remaining 108,500 restricted shares, one-fifth of these shares will vest on each of November 13, 2008, 2009, 2010, 2011 and 2012, respectively.
     In aggregate, share-based compensation cost was approximately $16.7 million, $12.9 million and $24.2 million in 2005, 2006 and 2007, respectively.
Taxation
     Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax in the Cayman Islands or British Virgin Islands. Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.
     One of Suntech BVI’s subsidiaries, Power Solar System Pty. Ltd., or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income and capital gains derived by PSS. PSS is not an operating company and transferred its 31.389% equity interest in Suntech China to Suntech BVI in 2007.
     We consider that the capital gain recognized by PSS on the disposal of its 31.389% interest in Suntech China is exempt from Australian tax under the Australian participation exemption to the extent that Suntech China has underlying non-Australian active business assets (which generally exclude cash, financial instruments and assets where the main purposes of which are to derive interest, rent annuities and royalties) provided the active business assets represent at least 90% of the market value of gross assets of Suntech China on the transfer date.
     Suntech Power (Hong Kong) Co., Ltd. is a tax exempted company incorporated in the British Virgin Islands.
     Suntech America, Inc. is subject to U.S. federal corporate income tax at the rate of 35% and Maryland state corporate income tax at the rate of 7%.
     Suntech Energy Solutions, Inc. is subject to U.S. federal corporate income tax of 35%, and also entitled to the state of California income tax rate of 8.8%.
     Suntech Power Australia Pty Ltd is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0% on any income.
     MSK is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective tax rate of approximately 40.69%.
     Suntech Power (Cyprus) Co Ltd is located in Cyprus, has no operations and is subject to a basic corporate tax rate of 10%.
     Suntech Power Investment Pte. Ltd. is located in Singapore and is subject to a flat rate corporate income tax of 18% on its chargeable income.
     Suntech Power International Ltd, Zurich is located in Zurich, Switzerland and is subject to a federal corporate income tax of approximately 9%.

PRC Taxation
     We are subject to taxation in China by virtue of the business our PRC subsidiaries conduct there.
     Taxable Presence Exposure in the PRC
     The Enterprise Income Tax Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that substantially all of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate.
     Enterprise Income Tax
     Prior to January 1, 2008, the “Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the Foreign Enterprise Income Tax Law, and the related implementing rules, set a basic enterprise income tax at 33.0% (30.0% state tax and 3.0% local tax) for foreign-invested enterprises, or FIEs, incorporated in the PRC. PRC domestically owned companies were governed by the Provisional Rules on Enterprise Income Tax and were also generally subject to an enterprise income tax rate of 33%. However, the PRC government has provided various tax incentives and holidays to FIEs and domestic companies. The Foreign Enterprise Income Tax Law, the related implementing rules and other PRC tax regulations provided certain favorable tax treatments to FIEs which qualified as “new and high technology enterprises” and which were registered and operated in specified high technology zones in the PRC.
     Suntech China, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, has been qualified as a “high and new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0%. Suntech China’s status as a “high and new technology enterprise” is re-assessed every two years. In addition, Suntech China was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China was thereafter entitled a 50% reduction in the income tax rate for the succeeding three years, which amounted to an income tax rate of 7.5% from 2005 to 2007.
     Luoyang Suntech Power Co., Ltd., or Luoyang Suntech, is located in the Luoyang high and new technology zone. As result, it is subject to a preferential enterprise income tax rate of 15.0%. Furthermore, as a domestic manufacturing-oriented enterprise invested by an FIE (Suntech China), Luoyang Suntech is entitled to a tax exemption from the enterprise income tax for its first two profitable years of operation, from 2007 to 2008, after taking into account any tax losses brought forward from prior years. In addition, Luoyang Suntech will be entitled to a 50% reduction in the income tax rate for the succeeding three years thereafter from 2009 to 2011.
     Qinghai Suntech Nima Power Co., Ltd., or Qinghai Suntech, is located in Xining, Qinghai province. As an enterprise located in the western region of China, Qinghai Suntech is entitled to a preferential enterprise income tax rate of 15.0% in 2007.
     Sunergy Power Co., Ltd., or Sunergy Power, is a manufacturing-oriented FIE located in the Wuxi high-tech zone. Sunergy Power’s first profitable year was 2007 and was subject to an applicable enterprise income tax rate of 24%. In addition, as a manufacturing-oriented FIE, Sunergy Power will be entitled to a tax exemption from the income tax from 2008 to 2009 and a 50% reduction in the income tax rate for the succeeding three years thereafter from 2010 to 2012. After December 31, 2007, Suntech Power would be subject to a preferential enterprise income tax rate of 15.0% if we obtain the “high and new technology enterprise” status under the new tax law. We expect that we will apply for the “high and new technology enterprise” status that will allow us to enjoy the 15% tax rate under the new tax law.
     Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen special economic zone and is subject to an income tax rate of 15%.
     Jiangsu Suntech Energy Technology Research Co., Ltd. is subject to income tax rate of 33%.
     On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of the PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.
     Under the enterprise income tax law prior to January 1, 2008, to qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:
•	the technology researched and developed by the company falling into the high technology category promulgated by PRC government;

•	a minimum level of revenue generated from high technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.
     Under the new tax law, the qualification of a “new and high technology enterprise” has not been defined yet.
     If any of the PRC subsidiaries ceases to qualify for their current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries.
     The PRC central or provincial government could eliminate or reduce the preferential tax treatment in the future, which, as a result, would lead to an increase in our effective tax rate. Upon the eventual lapse of the preferential enterprise income tax rates of these subsidiaries, our effective tax rate will increase in the future.
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
Warranty
     We provide for the estimated cost of product warranties at the time revenue is recognized. However, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we are a relatively new company, we have a limited warranty claim period. As we have not experienced significant warranty claims to date, we accrue the estimated costs of such warranties based on our assessment of competitors’ accrual history while incorporating some estimates of failure rates through our quality review staff. Actual warranty costs are accumulated and charged against accrued warranty liability. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Share-Based Compensation
     The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model. Under this model, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.
Income Taxes
     As required by SFAS No. 109, “Accounting for Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
     FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 addresses how an entity should recognize, measure, classify and disclose in its financial statements uncertain tax positions that it has taken or expects to take in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For a position to qualify for benefit recognition under FIN 48, the position must have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. If we do not have a “more likely than not” position with respect to a tax position, then we may not recognize any of the potential tax benefit associated with the position. Unrecognized tax benefits involve management judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect our results of operations, financial position and cash flows.
Impairment of Long-lived Assets
     We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.
Supplier Warrants
     In July 2006, we issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement. The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.
Derivatives
     SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and related EITF Issues govern the accounting requirements for derivatives. We value derivative instruments at fair value on the balance sheet. Depending on the purpose for the contract and the applicability of the accounting, the impact of instruments is an offset in earnings. Utilizing derivative financial instruments to manage currency and interest rate risks under forward contracts could materially impact reported results of operations.

Valuation of Inventories
     Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration historical usage, expected demand, anticipated sales price, new product development schedules, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.
Allowance for Doubtful Accounts, Advances to Suppliers and Prepayments to Suppliers
     We maintain allowances for doubtful accounts and advances to suppliers primarily based on the age of receivables or prepayments and factors surrounding the credit risk of specific customers or suppliers. If there is a deterioration of a major customer or supplier’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.
     In order to secure a stable supply of polysilicon and wafers, we make short term and long term prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers and long-term prepayments to suppliers in the consolidated balance sheets. We make the prepayments without receiving collateral for such payments. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.
Fair Value of Financial Instruments
     The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value.
Purchase Price Allocation
     We account for business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.
     The trade name, patents and technology were valued using a form of the income approach called the relief-from-royalty method, which capitalizes an isolated stream of economic contributions specifically attributed to the subject trade name and patents and technology. Using the relief-from-royalty method, trade name and patents and technology are valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a fair royalty to a third party for the use of the trade name and the patents and technology. Accordingly, the economic contribution that is attributed to the trade name and the patents and technology is the portion of our income, equal to the after-tax royalty savings, that would have been paid for use of the trade name and the patents and technology. Our royalty savings were used as the basis to calculate the economic contributions attributable to the trade name and the patents and technology.
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
     A form of the income approach, commonly referred to as the excess earnings method, was used to estimate the value of the customer relationships. The excess-earnings method captures the value of intangible assets by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets, and other intangible assets.
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

	Year Ended December 31,
	2005		2006		2007
	(in	% of net	(in	% of net	(in	% of net
	thousands)	revenues	thousands)	revenues	thousands)	revenues
Consolidated Statement of Operations Data
Net revenues
PV modules	$170,129	75.3%	$471,916	78.8%	$1,331,653	98.8%
PV cells	54,653	24.2	124,626	20.8	13,725	1.0
PV system integrations	1,218	0.5	2,328	0.4	2,884	0.2

Total net revenues	226,000	100.0	598,870	100.0	1,348,262	100
Cost of revenues
PV modules	121,184	53.6	357,903	59.8	1,057,575	78.4
PV cells	35,440	15.7	90,066	15.0	14,490	1.1
PV system integrations	814	0.4	2,013	0.3	2,140	0.2

Total cost of revenues	157,438	69.7	449,982	75.1	1,074,205	79.7
Gross profit	68,562	30.3	148,888	24.9	274,057	20.3
Operating expenses
Selling expenses	3,667	1.6	9,010	1.5	30,633	2.3
General and administrative expenses	18,874	8.4	28,275	4.7	56,854	4.2
Research and development expenses	3,358	1.5	8,374	1.4	14,984	1.1

Total operating expenses	25,899	11.5	45,659	7.6	102,471	7.6
Income from operations	42,663	18.8	103,229	17.3	171,586	12.7
Interest expense, net(1)	(7,611)	(3.4)	5,479	0.9	7,216	0.5
Other income (expense)	(758)	(0.3)	2,059	0.3	3,684	0.3
Earnings before income taxes, equity in earnings (loss) of affiliates	34,294	15.1	110,768	18.5	182,486	13.5
Tax expense	(3,753)	(1.7)	(7,188)	(1.2)	(13,234)	(1.0)

Net income after taxes before minority interest	30,541	13.4	103,579	17.3	169,252	12.5
Minority interest	(34)	0.0	1,410	0.2	2,722	0.2
Equity in earnings (loss) of affiliates	121	0.1	1,013	0.2	(699)	(0.0)

Net income	$30,628	13.5%	$106,002	17.7%	$171,275	12.7
Deemed dividend on Series A redeemable convertible preferred shares	2,406	1.1	$—	—%	—	—%

Net income attributable to holders of ordinary shares	$28,222	12.4%	$106,002	17.7%	$171,275	12.7%

(1)	Includes “interest expense” and “interest income” contained in our consolidated financial statements.
     Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Net Revenues. Our total net revenues increased significantly from $598.9 million in 2006 to $1,348.3 million in 2007. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. We produced an aggregate of 363.7 MW of PV products in 2007 compared to 160.1 MW in 2006. Our PV module sales volume increased from 121.1 MW in 2006 to 358.8 MW in 2007 while our PV cell sales volume decreased from 38.5 MW in 2006 to 4.5 MW in 2007.
     The significantly lower portion of sales attributable to PV cells in 2007 was due to the expiration of the OEM manufacturing arrangements we entered into with several PV module manufacturers in 2006. We entered into such arrangements in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these OEM customers and were obligated to sell PV cells manufactured using equivalent amount or a substantial portion of the wafers provided to us back to such customers. This resulted in a high percentage of our total net revenue derived from sales of PV cells in 2006. In 2007, there were no such arrangements. We believe that by continuing to focus on PV module sales, which accounted for approximately 98.8% of our total net revenues in 2007 as compared to 78.8% in 2006, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation.

     Our net revenues increased in our European markets, which in aggregate accounted for 88.7% of our total net revenues in 2007, compared to 70.4% in 2006. Our total net revenues from sales in Germany increased significantly from $254.4 million in 2006 to $685.8 million in 2007, due primarily to increased demand for our PV modules by distributors in Germany and, to a lesser extent, end users in Germany. Our total net revenues from sales in Germany constituted 50.9% of our total net revenues in 2007, compared to 42.5% in 2006. Our total net revenues from sales in Spain increased significantly from $123.5 million in 2006 to $466.2 million in 2007, due primarily to increased demand for our PV module manufacturers by distributors and, to a lesser extent, project developers in Spain. Our total net revenues from sales in Spain constituted 34.6% of our total net revenues in 2007, compared to 20.6% in 2006. Sales to the China market, which was primarily attributable to the OEM manufacturing arrangements as described above, decreased both in absolute amount and as a percentage of our total net revenues due to the expiration of such arrangements.
     Sales to our largest customer decreased to 20.2% of our total net revenues in 2007 from 21.4% in 2006. In 2007, we had three customers who accounted for 10.0% or more of our total revenue, while in 2006, we had only one customer accounting for 10.0% or more of our total net revenues. We intend to further diversify our geographic presence and customer base in order to achieve a balanced and sustainable growth.
     The increase in our total net revenues was also partially offset by a decrease in the average selling price of our PV cells and modules from $3.23 and $3.89, respectively, per watt in 2006, to $3.06 and $3.72, respectively, per watt in 2007, reflecting prevailing market trends.
     Cost of Revenues. Our cost of revenues increased significantly from $450.0 million in 2006 to $1,074.2 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of polysilicon and silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, to a lesser extent, increases of unit costs of polysilicon and silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 75.1% in 2006 to 79.7% in 2007. This increase was due primarily to the increase in our average cost of polysilicon and silicon wafers in 2007 over 2006, as a result of the rising market price of polysilicon and silicon wafers. The multi-year supply agreements we entered into in 2005 and 2006 provided for a significant portion of our polysilicon and silicon wafers needs for 2007.
     Gross Profit. As a result of the foregoing, our gross profit increased significantly from $148.9 million in 2006 to $274.1 million in 2007. Because the increase of our raw material costs outpaced the growth of our selling prices, our gross margin decreased from 24.9% in 2006 to 20.3% in 2007. Such decrease was mainly attributable to increases in the price of polysilicon. The decrease was also attributable to a slight decrease in the average selling prices of PV cells and modules. In addition, a higher percentage of our PV modules we sold were manufactured by us from PV cells, and they generated a lower gross margin compared to PV modules we manufactured from silicon wafers.
     Operating Expenses. Our operating expenses increased from $45.7 million in 2006 to $102.5 million in 2007. The increase in our operating expenses was due primarily to significant increases in our selling expenses and general and administrative expenses, as well as an increase in our research and development expenses. Operating expenses as a percentage of our total net revenues remained stable at 7.6% in both 2006 and 2007.
•	Selling Expenses. Our selling expenses increased significantly from $9.0 million in 2006 to $30.6 million in 2007 and, as a percentage of our total net revenues, from 1.5% in 2006 to 2.3% in 2007. The increase in our selling expenses was due primarily to a significant increase in our provision for warranties as a result of our increased sales. We accrued 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in our selling expenses, advertising expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel as a result of increased headcount.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $28.3 million in 2006 to $56.9 million in 2007. However, general and administrative expenses as a percentage of our total net revenues decreased from 4.7% in 2006 to 4.2% in 2007. The increase in our general and administrative expenses was due primarily to an exchange loss, which amounted to $12.3 million in 2007. We incurred exchange losses in 2007 because a significant portion of our accounts payable and other payables were incurred in Renminbi, which appreciated significantly in 2007. As our reporting currency is the U.S. dollar and we translate our assets and liabilities using exchange rates in effect at each period end, the appreciation of Renminbi in 2007 increased the corresponding U.S. dollar amount of our accounts payable and other payables at the end of 2007, the result of which was recorded as general and administrative expenses. The increase in our general and administrative expenses was also caused by increases in salary and benefit expenses of administrative, finance and human resources personnel as a result of increased headcount, consulting costs and share-based compensation expenses for share options granted to certain of our administrative personnel in 2007.

•	Research and Development Expenses. Our research and development expenses increased by 78.9% from $8.4 million in 2006 to $15.0 million in 2007. However, research and development expenses as a percentage of our total net revenues decreased from 1.4% in 2006 to 1.1% in 2007. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities, as well as share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing the Pluto technology, which can be used to produce PV cells with higher conversion efficiencies, and PV cells produced in our pilot production had reached 18.0% to 19.0% conversion efficiency. Other focal points of our research and development efforts include manufacturing PV cells with high conversion efficiency rates using low-grade silicon wafers and designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK. We expect our research and development expenses to increase in line with the increase in our total net revenues.
     Interest (Income) Expense, net. Our net interest income increased by 31.7% from $5.5 million in 2006 to $7.2 million in 2007. Our net interest income in 2007 was primarily the interest generated from the retained proceeds from our convertible senior notes offering in February 2007.
     Other Income (Expense). We generated other income of $3.7 million in 2007, compared to $2.1 million in 2006. Other income in 2007 consisted primarily of foreign exchange gain resulting from an increase in the U.S. dollar equivalent amount of the value of our cash and cash equivalents when we converted these assets denominated in Renminbi into U.S. dollars on a periodical basis. Other income in 2007 also included the PRC government income tax refunds we received due to the reinvestment of our earnings into our PRC subsidiaries and the PRC government grants we received for our research and development projects.
     Tax Expense. Our tax expense increased significantly from $7.2 million in 2006 to $13.2 million in 2007 primarily as a result of the increase of our taxable income.
     Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $106.0 million in 2006 to $171.3 million in 2007. Our net margin decreased from 17.7% in 2006 to 12.7% in 2007.
     Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Net Revenues. Our total net revenues increased significantly from $226.0 million in 2005 to $598.9 million in 2006. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. Our PV cell and module sales volume increased from 17.9 MW and 49.8 MW in 2005 to 38.5 MW and 121.1 MW in 2006, respectively. Sales of PV cells constituted 24.1% of our PV cell and module sales volume in 2006, compared to 26.4% in 2005. This was primarily because we entered into several OEM manufacturing arrangements during this period with several PV module manufacturers in order to secure sufficient quantities of polysilicon and silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained polysilicon and silicon wafer supplies from these OEM customers and were obligated to sell a substantial portion of the PV cells manufactured with these wafers to such customers.
     Our net revenues increased in each of our major geographic markets, with the largest revenue growth in China. Our total net revenues from sales in China increased significantly from $56.4 million in 2005 to $129.7 million in 2006 due primarily to an increased demand for our PV cells by PV module manufacturers in China and, to a lesser extent, end users in China. Our total net revenues from sales in China constituted 21.7% of our total net revenues in 2006, compared to 25.0% in 2005. In addition, as we expanded our marketing efforts to diversify our geographic presence, sales to our largest market, Germany, as a percentage of our total net revenues, decreased to 42.5% in 2006 from 45.0% in 2005. Furthermore, we have also diversified our customer base. In each of 2005 and 2006, we had one customer accounting for 10.0% or more of our total net revenues, and sales to such customer accounted for 32.1% and 21.4% of our total net revenues, in 2005 and 2006, respectively. The increase in our total net revenues in 2006 also included $42.2 million attributable to MSK, as we began to consolidate MSK’s financial results on August 12, 2006, upon completion of the acquisition of 66.9% of the equity interests in MSK. The increase in our total net revenues was also attributable to an increase in the average selling price of our PV cells and modules from $3.05 and $3.42, respectively, per watt in 2005, to $3.23 and $3.89, respectively, per watt in 2006 as a result of increased demand in the PV market.
     Cost of Revenues. Our cost of revenues increased significantly from $157.4 million in 2005 to $450.0 million in 2006. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of polysilicon and silicon wafers needed as a result of the significant increase in the volume of PV products we produced and, to a lesser extent, increases of unit costs of polysilicon and silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 69.7% in 2005 to 75.1% in 2006. This increase was due primarily to the increase in our average cost of polysilicon and silicon wafers in 2006 over 2005, as a result of the rising market price of polysilicon and silicon wafers. In 2006, we purchased the majority of our polysilicon and silicon wafers either through short-term supply arrangements or at the prevailing spot market. Prices under these short term arrangements and in the spot market both rose due to supply shortage. The effect of the unit cost increase of polysilicon and silicon wafers in 2006 was partially offset by decreases in our polysilicon and silicon wafer usage per watt because we were able to manufacture PV products with higher conversion efficiencies and by using thinner silicon wafers.

     Gross Profit. As a result of the foregoing, our gross profit increased significantly from $68.6 million in 2005 to $148.9 million in 2006. Because the increase of our raw material costs outpaced the growth of our selling prices, our gross margin decreased from 30.3% in 2005 to 24.9% in 2006.
     Operating Expenses. Our operating expenses increased from $25.9 million in 2005 to $45.7 million in 2006. The increase in our operating expenses was due primarily to significant increases in our selling expenses and research and development expenses and an increase in our general and administrative expenses. However, operating expenses as a percentage of our total net revenues decreased from 11.5% in 2005, which was a particularly high ratio as a result of the share compensation charges we incurred in that year and fees paid to our outside consultants who provided advisory services to us in connection with our restructuring, to 7.6% in 2006.
•	Selling Expenses. Our selling expenses increased significantly from $3.7 million in 2005 to $9.0 million in 2006. However, selling expenses as a percentage of our total net revenues declined from 1.6% in 2005 to 1.5% in 2006. The increase in our selling expenses was due primarily to a significant increase in provision for warranties as a result of our increased sales. We accrued 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenues are recognized. As of December 31, 2006, our aggregate accrued warranty costs amounted to $8.8 million. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel.

•	General and Administrative Expenses. Our general and administrative expenses increased by 49.8% from $18.9 million in 2005 to $28.3 million in 2006. However, general and administrative expenses as a percentage of our total net revenues decreased from 8.4% in 2005 to 4.7% in 2006. The increase in our general and administrative expenses was due primarily to increases in salary and benefit expenses of administrative personnel as a result of increased headcount, as well as $7.4 million in share-based compensation expenses for share options granted to certain of our administrative personnel in 2006.

•	Research and Development Expenses. Our research and development expenses increased significantly from $3.4 million in 2005 to $8.4 million in 2006. However, research and development expenses as a percentage of our total net revenues decreased from 1.5% in 2005 to 1.4% in 2006. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities, as well as share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing new technologies and designing more advanced equipment to manufacture PV cells with higher conversion efficiencies, and we have increased the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells from 16.5% and 15.0% as of December 31, 2005, respectively, to 16.8% and 15.6% as of December 31, 2006, respectively. Our other research and development focus was to manufacture PV cells with high conversion efficiency rates using low-grade silicon wafers.
     Interest (Income) Expense, net. We incurred net interest expense of $7.6 million in 2005 but generated net interest income of $5.5 million in 2006. Our net interest income in 2006 was primarily the interest generated from the proceeds from our initial public offering in December 2005. Our net interest expense in 2005 was comprised primarily of share option expenses for options granted to certain individuals who contributed capital to one of our shareholders to effect our restructuring, as well as interest expense incurred on our bank borrowings.
     Other Income (Expense). We incurred other expense of $0.8 million in 2005 but generated other income of $2.1 million in 2006. Other expenses in 2005 consisted primarily of net foreign currency exchange loss. Other income in 2006 consisted primarily of foreign exchange gain and government grants we received for our research and development projects.
     Tax Expense. Our tax expense increased significantly from $3.8 million in 2005 to $7.2 million in 2006 primarily as a result of the increase of our taxable income.
     Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $30.6 million in 2005 to $106.0 million in 2006. Our net margin increased from 13.5% in 2005 to 17.7% in 2006.
Inflation
     Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
B. Liquidity and Capital Resources
     To date, we have financed our operations primarily through short-term and long-term bank borrowings and proceeds from our initial public offering and our February 2007 convertible note offering. As of December 31, 2007, we had $521.0 million in cash and cash equivalents, most of which were denominated in U.S. dollars. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.
     As of December 31, 2007, our short-term borrowings amounted to $321.2 million. Our short-term bank borrowings outstanding as of December 31, 2007 bore average interest rates of 5.08%. Each of these borrowings has a term of one year, and expires at various times throughout the year. These loans were borrowed from various financial institutions. We have borrowed up to the maximum amount under each facility. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.
     On March 12, 2007, we used $100.0 million of our net proceeds from our convertible note offering in February 2007 to repay a $100.0 million equivalent bridge loan obtained in connection with the MSK acquisition, which bore an interest rate of 0.75% per annum.
     As of December 31, 2007, we had the following four long-term credit facilities with an aggregate amount of $20.7 million in bank borrowings outstanding:
•	the first facility has a maximum borrowing amount of $6.2 million, of which $2.5 million was drawn on March 31, 2005 and an additional $3.7 million was drawn on September 26, 2005. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% per annum for the first drawing made on March 31, 2005, and 6.34% per annum in the first year and at market rate for subsequent years for the second drawing made on September 26, 2005. The facility does not contain any financial covenants or restrictions. The total outstanding balance under the facility was $1.37 million as of December 31, 2007 and bears an interest rate of 6.34%;

•	the second facility has a maximum borrowing amount of $16.5 million, of which $11.8 million was drawn down on February 25, 2007; and the rest of the $4.7 million was drawn down on May 14, 2007. The facility does not contain any financial covenants or restrictions. The facility bears an interest rate of 6.30% per annum for the first drawing made on February 25, 2007 and 6.24% per annum for the second drawing made on May 14, 2007;

•	the third facility is a fixed asset credit facility with a maximum borrowing amount of $6.6 million, all of which was drawn on April 16, 2007. The facility bears an interest rate of 6.24% per annum and does not contain any financial covenants or restrictions; and

•	the fourth facility has a maximum borrowing amount of $11.8 million, $7.9 million of which was drawn down on March 23, 2007. The facility bears an interest rate of 6.24% per annum and does not contain any financial covenants or restrictions.
Long-term Loans to Our Suppliers
     In connection with the 10-year supply agreement with MEMC, as part of the agreement, we also granted a loan to MEMC in the aggregate principal amount of $625 million over the course of 10 years, as a means of securing our obligations to MEMC. The loan shall be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 10-year period. If we fail to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC may retain a portion of the loan up to the purchase shortfall. $2.3 million has been accrued and charged as imputed interest for the interest free loan.
     As of December 31, 2007, we provided a loan to a supplier in the amount of $10 million as a means of securing long term supply of materials. This supplier agreed to grant us an option to (1) offset the advanced payment to the payment for purchase of polysilicon products under the supply contract, without accrued interest thereof or (2) purchase a 20% shareholder interests in this supplier with its anticipated total registered share capital of $50.0 million for nil consideration and waive the advanced payment. We recorded approximately $0.5 million for imputed interest for the interest free loan. The imputed interest would be amortized along with the supply schedule, which will commence in 2008.
     As of December 31, 2007, we provided a loan to another supplier in the amount of $3 million interest free circulating capital for acquiring silicon materials. Since the delivery schedule under the specific contract has begun in 2007, approximately $0.1 million has been recorded as cost of revenues and, in addition, imputed interest income of an equal amount.
Advances and Prepayment to Suppliers
     In order to secure stable supply of silicon materials, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Under these supply agreements, we have the right to inspect products prior to acceptance. Our prepayment to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months. As of December 31, 2006 and 2007, we had advances to suppliers that amounted to $79.4 million and $61.9 million, respectively, and long-term prepayments that amounted to $13.3 million and $45.1 million, respectively. We make prepayments without receiving collateral, as a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect advances to suppliers to increase as we further expand our manufacturing capacity and as we purchase a higher percentage of polysilicon and silicon wafers using multi-year, fixed price supply agreements, which require us to make longer term prepayments and long term loans. In addition, our long-term prepayments also include the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $117.8 million and $115.2 million as of December 31, 2006 and 2007, respectively.
Cash Flows
     The following table sets forth a summary of our cash flows for the periods indicated:

	For The Year Ended December 31,
	2005	2006	2007
	(In thousands)
Net cash provided by (used in) operating activities	$22,622	$(168,878)	$(9,073)
Net cash used in investing activities	(31,120)	(134,781)	(240,888)
Net cash provided by financing activities	348,096	172,678	547,058
Net increase (decrease) in cash and cash equivalents	340,202	(133,794)	295,436
Cash and cash equivalents at beginning of period	19,122	359,324	225,530
Cash and cash equivalents at end of period	$359,324	$255,530	$520,966
     Operating Activities
     Net cash used in operating activities in 2007 decreased significantly to $9.1 million in 2007 from $168.9 million in 2006, due primarily to a significant increase in the amount of cash provided by sales of our products. The decrease was also attributable to significant reduction in inventory and advances to suppliers. The decrease was partially offset by significant increases in several interest free loans to several of our suppliers, account receivables, value added tax recoverable and long-term prepayment. Net cash used in operating activities in 2007 was mainly a result of net income of $171.3 million, as well as reduction in accounts payable and accounts receivable, which were partially offset by increases in an interest free loan to one of our suppliers, accounts receivable and value-added tax recoverable. The amount of cash used in our operating activities that was attributable to interest free loan to supplier amounted to $78.6 million in 2007.
     Net cash used in operating activities in 2006 amounted to $168.9 million, compared to net cash provided by operating activities of $22.6 million in 2005. Net cash used in operating activities increased in 2006 primarily due to a significant increase in prepayments to our polysilicon suppliers, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon, and, to a lesser extent, due to a decrease in cash advances from our customers, which reflects the growing percentage of our customers who decline to make advance payments to us as part of the changing industry practice in light of the increased industry-wide supply of PV modules. The net cash decrease is also due to an interest free loan to one of our suppliers. The amount of cash we used in operating activities was partially offset by the amount of cash provided by sales of our products. Net cash provided by operating activities in 2005 was mainly attributable to cash provided by sales of our products in 2005, which were partially offset by increases in advances to suppliers and inventories.
     Investing Activities
     Net cash used in investing activities increased by 78.7% from $134.8 million in 2006 to $240.9 million in 2007. The increase was due to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules and an increase in our purchase of short-term investments outside of the PRC to enhance yields. The increase in net cash used in investing activities was partially offset by a lower increase in restricted cash. The increase in restricted cash was due to our increased use of letters of credit, which requires us to make restricted deposits with banks that issue such letters of credit.
     Net cash used in investing activities increased significantly from $31.1 million in 2005 to $134.8 million in 2006. The increase was due to a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules.

     Financing Activities
     Net cash provided by financing activities increased significantly from $172.7 million in 2006 to $547.1 million in 2007. The increase was primarily due to the $485.6 million net proceeds we received in connection with our offering of 0.25% convertible senior notes due 2012 in February 2007. The increase in net cash provided by financing activities was partially offset by a decrease in net proceeds from short-term bank borrowings from $183.6 million in 2006 to $58.4 million in 2007.
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
Capital Expenditures
     We made capital expenditures of $29.7 million, $52.3 million and $172.2 million in 2005, 2006 and 2007, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules, and our capital expenditures in 2007 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2008 will be between $200 million and $300 million, which will be used primarily to build manufacturing facilities and to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines, including thin film production lines and to make lease holding improvement for our manufacturing facilities. We plan to fund the balance of our 2008 capital expenditures substantially with proceeds from our convertible note offering in March 2008, additional borrowings from third parties and cash from operations.
Recently Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on our consolidated financial statement.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of this statement on our consolidated financial statement.
     In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards,” or EITF 06-11. EITF 06-11 specifies how companies should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS 123(R). EITF 06-11 is effective for us beginning in 2009. We do not believe EITF 06-11 will have a material effect on our financial statements and related disclosures.
     In December 2007, the FASB issued SFAS No. 141R, “Business Combination,” or SFAS 141R, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. Given SFAS 141R relates to prospective business combinations, we have not determined the potential effects on the consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS 160, to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.
C. Research and Development
     We focus our research and development activities not only on the next-generation high efficiency PV cells but also on the development and implementation of more advanced and lower cost process technologies. We focus on researching and developing higher conversion efficiency and next generation PV cells. In addition, we continue to improve our process technology to further lower the cost of raw materials, increase the conversion efficiency of our products, streamline and stabilize manufacturing processes and increase economies of scale.
     We believe that the continual improvement of our technology is vital to maintaining our long term competitiveness. Therefore, we intend to continue to devote our management and financial resources in research and development. Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, Dr. Stuart R. Wenham, our chief technology officer, and Dr. Jingjia Ji, one of our senior research scientists, are all prominent figures in the PV industry.
     As of December 31, 2007, our research and development center employed over 241 personnel, including over 130 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.
     We have focused, and will continue to focus our research and development efforts in the following areas:
     Increase Conversion Efficiencies
     We are developing new technologies and designing more advanced equipment to manufacture, on a large scale and cost-effectively, PV cells with high conversion efficiencies. We are focused on developing next-generation PV technologies that increase the conversion efficiency of our PV cells. Higher conversion efficiency PV cells enable us to increase the power output of our PV cells and modules and thereby reduce the cost of production and grams of silicon utilized per watt. We have made significant progress with Pluto technology, one of the next-generation technologies that we have been researching. The Pluto technology is our high efficiency PV cell technology that replicates some attributes of the PERL PV cell, which was developed by the University of New South Wales in Australia and currently holds the world record conversion efficiency of 24.7%. We believe that the Pluto technology is superior to our standard screen printed production technology because it increases the conversion efficiency of PV cells without increasing the cost of production. In addition, this technology can be applied to a variety of grades of silicon wafers including monocrystalline, polycrystalline silicon wafers and lower grades of silicon. We currently have five patents pending which relate to the process and equipment used in the production of PV cells with Pluto technology.
     By utilizing various new tools and processing techniques, we have successfully developed a method to apply the Pluto technology in pilot production and achieved conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers. We intend to continue to research and refine the Pluto technology to adopt it in large-scale commercial production and improve the conversion efficiency of our PV cells. We plan to initiate an evaluation phase of Pluto-based production using a commercial production line in 2008. We are also applying for the relevant industry certificates that will enable us to sell PV cells and modules manufactured with Pluto technology in international PV markets. In addition, we continue to invest in research and development of our encapsulation technologies, which will reduce the degradation of PV cell conversion efficiency and extend the usable lifespan of our products.

     Reduce Silicon Usage by Using Thinner Silicon Wafers
     We have reduced our silicon wafer thickness to the current 180 micron to 220 micron range and are working towards reducing the thickness even further. Producing PV cells using thinner silicon wafers enables us to reduce silicon usage and to reduce our cost of production per watt.
     Developing New Production Technologies and Greater Automation
     We are researching and developing low-cost production equipment and techniques to increase the automation of our PV cells and modules. We believe that these new production methods will enable us to increase our product quality and uniformity, to reduce the amount of manual labor, and to increase productivity and utilization rates without significantly increasing the cost of production. One of our strategies is to increase the inline processing of our production. Inline processing reduces the need to load and offload materials between different production processes, which can minimize manual operation, and increase efficiency and product uniformity. In 2007, we successfully developed and implemented an inline diffusion process that is as effective as or even more effective than the traditional tube diffusion process. We plan to continue to investigate other inline processes, targeting an end-to-end inline process production line. We believe that greater automation and inline processing will enable us to efficiently increase our manufacturing scale and benefit from increasing economies of scale.
     Utilize Low Grade Solar Grade Silicon
     In 2007, we proved that the Pluto technology can be applied to not only monocrystalline silicon wafers, but also polycrystalline silicon wafers and lower grades of silicon. We believe this will give us greater flexibility to procure from a wider range of silicon sources.
     Developing Thin Film Silicon PV Cell Technologies
     We are developing manufacturing technologies for the next generation thin film PV cells on glass and other surfaces, which will significantly reduce the consumption of silicon materials and manufacturing costs. We are in the process of building a thin film R&D and manufacturing facility in Caohejing Hi-tech Park in Shanghai. We are on track to begin the operation of the first phase of the new plant by the end of 2008, reaching 50MW silicon thin film production capacity. We have also formed a team of research scientists that are focused on the development of new thin film technologies. We plan to start commercial production of thin film silicon PV cells for a range of products, including the BIPV products, to serve different markets by the end of 2008.
     Our research and development expenditures were $3.4 million, $8.4 million and $15.0 million in 2005, 2006 and 2007, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Long-term debt obligations(1)	$35,120	$13,181	$21,939	—	—
Capital (finance) lease obligations	5,266	2,010	3,036	$215	$5
Operating lease obligations	3,053	1,419	1,620	14	—
Purchase obligations(2)	11,309,336	976,197	2,442,310	2,656,470	5,234,359
Convertible notes(3)	503,114	1,722	501,392	—	—
Interest free loan(4)	537,500	25,000	87,500	150,000	275,000
Other long-term liabilities reflected on the company’s balance sheet	15,910	15,743	8	159	—

Total	$12,409,299	$1,035,272	$3,057,805	$2,806,858	$5,509,364

(1)	The amounts include interest expenses payable calculated basing on the 6.13% average interest rate of the Company during year 2007.

(2)	A reconciliation from the purchase obligations outstanding as of December 31, 2007 to the future minimum obligation under long-term supply agreements as of December 31, 2007 is as follows (rounded):

Future minimum obligation under long term supply agreements as of December 31, 2007	$10,967,918
Add: Commitments outstanding for the purchase of property, plant and equipment	$117,733
Add: Future minimum purchase commitment of raw materials and supplies	$223,685
Purchase obligation outstanding as of December 31, 2007	$11,309,336

(3)	Assumes redemption of $500 million aggregate principal amount of 0.25% convertible senior notes due February 2012. Assumes none of the convertible senior notes have been converted into ordinary shares. The holders of the convertible senior notes may require us to repurchase the convertible senior notes on February 10, 2010. Also includes interest payable till February 10, 2010 on the notes.

(4)	Obligations under the interest free loan granted to MEMC, one of our suppliers. The aggregate principal amount of the loan is $625 million over the course of 10 years. As of December 31, 2007, in connection with the loan agreement, we provided loans in an amount of $87.5 million to MEMC.
     The above table excludes income tax liabilities of $800,727 recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information on FIN 48, see note 23 of the notes to our consolidated financial statements, included herein.
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
G. Safe Harbor
     This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies, including commercialization of the Pluto and thin film technologies;

•	our beliefs regarding the competitiveness of our PV products;

•	our expectations regarding the expansion of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future in sufficient quantities and at commercially reasonable prices to support our targeted production output and capacity expansion;

•	our goal to continue to improve the conversion efficiency rates of our PV cells while reducing manufacturing costs;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products, conventional energy suppliers and non-solar renewable energy providers.
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
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of March 24, 2008.

Name	Age	Position/ Title
Zhengrong Shi	45	Chairman of the board of directors, chief executive officer
Zhi Zhong Qiu	53	Independent director
Julian Ralph Worley	63	Independent director
Songyi Zhang	52	Independent director
Jason E. Maynard	37	Independent director
Amy Yi Zhang	41	Director and chief financial officer
Jingjia Ji	53	Senior research scientist
Graham Artes	53	Chief operating officer
Stuart R. Wenham	51	Chief technology officer
Steven Chan	41	Chief strategy officer
Guangchun Zhang	51	Deputy research director of research and development
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
     Mr. Zhi Zhong Qiu is a director of our company, the chairman of our compensation committee and a member of our corporate governance and nominating committee. Mr. Qiu is the managing director of ABN AMRO in charge of Greater China practice. He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of the DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund. Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China. From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB. From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, the CSFB’s financial derivatives affiliate. Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University in the United States, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.
     Mr. Julian Ralph Worley is a director of our company, the chairman of our audit committee and a member of our compensation committee and corporate governance and nominating committee. From May 2005 to date, he has been an independent non-executive director and the chairman of the audit committee of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited. In September 2003, Mr. Worley retired from PricewaterhouseCoopers, where he had served as a consultant in the Philippines from September 2000, and prior to that, as an audit partner at Price Waterhouse Hong Kong (later PricewaterhouseCoopers) for over 25 years. Mr. Worley graduated from the London School of Economics and Political Science, University of London, with a bachelor degree in economics. Mr. Worley is qualified as a fellow of the Institute of Chartered Accountants in England and Wales, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Directors.
     Mr. Songyi Zhang is a director of our company and a member of our audit committee. He is an advisory director of Morgan Stanley, Hong Kong and a director of SINA Corporation, a China-based Internet media company quoted on the Nasdaq. Through his investment vehicle, Mandra Capital, he is the controlling shareholder of Mandra Forestry Finance Limited, a joint venture that Mr. Zhang set up with Morgan Stanley and the Toronto Stock Exchange-listed Sino-Forest Corporation to acquire and manage commercial forestry plantations in China. Previously, he was a managing director of Morgan Stanley in its Asia Mergers, Acquisitions, Restructuring and Divestiture Group, and co-head of its Asia Power and Utilities/Infrastructure Group. Prior to that, he was an attorney at Milbank, Tweed, Hadley & McCloy LLP in its Banking/Project Finance Group. Mr. Zhang received his J.D. degree from Yale Law School in 1985.
     Mr. Jason E. Maynard is a director of our company, the chairman of our corporate governance and nominating committee and a member of our compensation committee and audit committee. Mr. Maynard was formerly a partner and head of the Asian Special Situations Group at Goldman Sachs (Asia) LLC. He has over 14 years of experience in principal investing with a focus ranging from distressed companies to growth private equity. Previously, he held positions at Merrill Lynch Asia Pacific, Chase Manhattan Asia and Citicorp International. Mr. Maynard received his bachelor’s degree in East Asia Political Economy from Hamilton College in the United States in 1993.
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
     Dr. Jingjia Ji has been a senior research scientist of our company since March 2003. From 1995 to 2002, Dr. Ji worked as a senior research scientist in Pacific Solar Pty., Ltd.. From 1991 to 1994, he worked at the University of New South Wales as a senior research assistant. From 1985 to 1990, he worked in the Shanghai Institute of Organo-Fluorine Materials in China as the head of the department of chemical engineering. Dr. Ji received his bachelor’s degree in chemical engineering from the East China Institute of Chemical Technology in China in 1983, and a Ph.D degree in industrial chemistry from the University of New South Wales in Australia in 1994.
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
     Dr. Stuart Wenham has been our chief technology officer since July 2005. He is also currently a Scientia Professor and the Director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, at the University of New South Wales in Australia. From 1995 to 2004, he was the co-director of Research at Pacific Solar Pty. Ltd. From 1999 to 2003, he was the head of School for Photovoltaic

Engineering and the director of the Key Centre for Photovoltaic Engineering at the University of New South Wales. From 1996 to 1998, he was the head of the Electronics Department and from 1991 to 1998, the associate director of the Photovoltaics Special Research Centre, also at the University of New South Wales. In 1999, Dr. Wenham received The Australia Prize for Energy Science and Technology and in 1998, the Chairman’s Award at the Australian Technology Awards, in both cases jointly with Martin A. Green. Dr. Wenham received his Ph.D. degree in electrical engineering and computer science from the University of New South Wales in Australia in 1986.
     Mr. Steven Chan has been our chief strategy officer since August 2007. He has been with Suntech since September 2006, originally serving as the company’s vice president of business development. Mr. Chan is focused on enhancing and solidifying Suntech’s long term focus to be a leading solar energy company. His primary responsibilities include the global sales and marketing organization, strategy and business development, international silicon procurement, legal and investor relations functions. Prior to joining Suntech, Mr. Chan worked at CDC Corporation, a NASDAQ-listed, Greater China-based enterprise software and online/mobile services company, most recently serving as its Acting CEO and previously as its General Counsel and Company Secretary. Prior to that, Mr. Chan was a New York-qualified corporate attorney with Morrison & Forester LLP and Milbank, Tweed, Hadley & McCoy LLP. Mr. Chan graduated from the University of California at Berkeley and also received a J.D. degree from the Boston College Law School.
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
     In 2007, the aggregate cash compensation to our executive officers, including all the directors, was $1.3 million. For options granted to officers and directors, see “—2005 Equity Incentive Plan.”
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
     On September 5, 2005, we granted additional share options to purchase 5,910,000 of our ordinary shares to certain of our directors and employees and 200,000 ordinary shares to our consultants. For options granted to employees, we have recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We then amortize share-based compensation expense over the vesting periods of the related options. For options granted to consultants, we have recorded share-based compensation expense based on the fair value at the measurement date and amortize the expense over the consultants’ service periods. We granted options to our employees at an exercise price of $6.922, which was less than the value of the underlying shares on the date of grant, which was $10.67. One-third of these options vested on December 31, 2005 and September 5, 2007, respectively, and one-third of these options will vest on September 5, 2008.
     On September 1, 2006, we granted options to purchase 120,000 of our ordinary shares to certain of our employees, 46,666 and 36,667 of these options vested on September 6, 2005 and September 5, 2007, respectively. The remaining 36,667 of these options will vest on September 5, 2008.
     On November 19, 2006, we granted options to purchase 516,666 of our ordinary shares and 401,000 restricted shares to certain of our directors, employees and consultants. One-third of these options vested on November 19, 2007 and one-third of these options will vest on November 19, 2008 and 2009, respectively. The restricted shares have a vesting schedule of five separate 20% annual increments. For 80,000 out of the 401,000 restricted shares granted, the first and second 20% vested immediately upon grant and on November 19, 2007, respectively, and the remaining shares will vest on each of November 19, 2008, 2009 and 2010, respectively. For 321,000 out of the 401,000 restricted shares granted, one-fifth of these shares vested on November 19, 2007 and the remaining shares will vest on each of November 19, 2008, 2009, 2010 and 2011, respectively.
     On November 13, 2007, we granted 138,500 restricted shares to certain of our employees. The restricted shares have a vesting schedule of five separate 20% annual increments. For 30,000 out of the 138,500 restricted shares granted, one-fifth of these shares vested on November 13, 2007 and the remaining shares will vest on each of November 13, 2008, 2009, 2010 and 2011, respectively, in 20% installments. For the remaining 108,500 restricted shares, one-fifth of these shares will vest on each of November 13, 2008, 2009, 2010, 2011 and 2012, respectively.
     The following table summarizes our outstanding options as of December 31, 2007:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of Options	Exercise Price	Contract Life	Value
Options outstanding on January 1, 2007	8,272,267	6.5949	3.6 years	19,706,016
Granted	—	—	N/A	N/A
Forfeited	(83,334)	6.9220	N/A	N/A
Exercised	(2,440,999)	4.5836	N/A	5,078,400

Options outstanding on December 31, 2007	5,747,934	7.4443	2.7 years	15,118,402

C. Board Practices
Committees of the Board of Directors
Audit Committee
     Our audit committee consists of Messrs. Julian Ralph Worley, Songyi Zhang and Jason E. Maynard, and is chaired by Mr. Julian Ralph Worley, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. All members of our audit committee satisfy the “independence” requirements of the NYSE Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
Compensation Committee
     Our compensation committee consists of Messrs. Julian Ralph Worley, Zhi Zhong Qiu and Jason E. Maynard, all of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Messrs. Julian Ralph Worley, Zhi Zhong Qiu and Jason E. Maynard, all of whom satisfy the “independence” requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
     The service contracts of our directors do not provide for benefits upon termination of their directorship.
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
D. Employees
     We had 1,374, 3,284 and 6,784 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2007:

	Number of Employees	Percentage of Total
Manufacturing and engineering	5,118	75.4%
Quality assurance	646	9.5
General and administration	368	5.4
Purchasing and logistics	248	3.7
Research and development	247	3.6
Marketing and sales	43	0.7
Others	114	1.7
Total	6,784	100.0%
     From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
     Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2007, nearly 530 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodical training every year.
     We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 9.2%, 12%, 2%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees. The total amount of contributions we made to employee benefit plans in 2005, 2006 and 2007 was $492,053, $781,351 and $1,994,663, respectively.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 24, 2007, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Zhengrong Shi(3)	52,845,000	34.2%
Zhizhong Qiu(4)	*	*
Julian Ralph Worley(5)	*	*
Songyi Zhang(6)	*	*
Jason Maynard	—	—
Amy Yi Zhang(7)	*	*
Jingjia Ji(8)	*	*
Graham Artes(9)	*	*
Stuart R. Wenham(10)	*	*
Steven Chan	—	—
Guangchun Zhang(11)	*	*
Principal and 5% Shareholders:
D&M Technologies Limited(12)	51,845,000	33.6%
FMR LLC (13)	17,267,900	11.2%

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 154,438,749 ordinary shares outstanding as of March 24, 2008, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Includes 51,845,000 ordinary shares held by D&M Technologies Limited, and 1,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Qiu.

(5)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Worley.

(6)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Zhang.

(7)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Ms. Zhang.

(8)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Ji.

(9)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Artes.

(10)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Wenham.

(11)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Mr. Zhang.

(12)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(13)	Based on the Schedule 13G/A filing with the U.S. Securities and Exchange Commission on February 14, 2008.
     None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of March 25, 2008, of the 154,438,749 issued and outstanding ordinary shares, approximately 65.5% of those ordinary shares were held in the United States.
     Please refer to “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan” for information regarding option ownership of our directors and executive officers.

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
Transactions with Certain Affiliates
     During the period from April 15, 2005 (the date on which Jiangsu Huariyuan became an affiliate of our company) to December 31, 2005, and in each of 2006 and 2007, we purchased raw materials from Jiangsu Huariyuan in amounts of $1.1 million, $2.8 million and $0.2 million, respectively. We purchased raw materials from Jiangsu Zhongneng Silicon Industry Technology Development Co., Ltd., or Jiangsu Zhongneng, an associate company of one of our directors, in the amount of $9.8 million in 2007.
     As of December 31, 2007, amounts due to related parties were $5.7 million, which included amount payable to Jiangsu Zhongneng for material purchase and advances from senior management. The advances from senior management were unsecured, interest free and had no fixed repayment terms.
Equity Incentive Plan
     See “Item 6. Directors, Senior Management and Employees. B. Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan.”
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
A. Offering and Listing Details.
     Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.” The table below shows, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on March 24, 2008 was $34.45 per ADS.

	High	Low
2005 (from December 14)	$28.30	$19.00
2006	45.95	21.40
Quarterly Highs and Lows
First Quarter 2006	45.95	30.20
Second Quarter 2006	41.50	21.40
Third Quarter 2006	30.85	21.57
Fourth Quarter 2006	34.95	23.15
2007	88.65	31.41
Quarterly Highs and Lows
First Quarter 2007	40.49	31.61
Second Quarter 2007	39.58	31.41
Third Quarter 2007	44.94	31.76
Fourth Quarter 2007	88.65	37.52
Monthly Highs and Lows
September 2007	43.53	33.85
October 2007	62.18	37.52
November 2007	84.94	54.63
December 2007	88.65	73.50
2008
January 2008	90.00	46.00
February 2008	58.90	34.90
March 2008 (through March 24)	39.29	28.19
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
People’s Republic of China Taxation
     On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law.While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. According to the new tax law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. The definition of a “high and new technology enterprise” under the new enterprise income tax law has not yet been defined. Under the enterprise income tax law prior to January 1, 2008, to qualify as a “new and high technology enterprise” for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:
•	the technology researched and developed by the company falling into the high technology category promulgated by PRC government;

•	a minimum level of revenue generated from high technology related sales or services as a percentage of total revenue;

•	a minimum number of employees engaged in research and development;

•	a minimum requirement for the education degree of employees; and

•	a minimum level of research and development expenses as a percentage of total revenue.
     The “High Technology Sectors Specially Supported by the PRC Government” and the administrative measures for the assessment of the high technology enterprises shall be jointly formulated by the relevant science technology, finance and tax departments of the State Council and other relevant government bodies of the State Council and released for enforcement after been reported to and approved by the State Council.
     Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate. Dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause interest and dividends paid by us to our non-PRC investors to be subject to a withholding tax. In addition, under the new tax law, non-PRC investors could become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.
     Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our convertible notes outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are considered a PRC “resident enterprise”, PRC tax law may apply to the conversion of our convertible notes into ADSs.
     However, under the implementation regulations issued by the State Council pursuant to the EIT Law, any gain upon the disposition of our convertible notes outstanding (whether through exchange for ADSs upon conversion or otherwise) would not be treated as income derived from sources within the PRC. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our

BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.
Certain United States Federal Income Tax Consequences
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
     Accordingly, the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
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
     With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are (but not our ordinary shares). Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax laws (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
     In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax laws (see discussion under “Taxation—People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Taxation of Disposition of Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax laws (see discussion under “Taxation—People’s Republic of China Taxation”, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
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
     We believe that we were not a PFIC for our taxable year ended December 31, 2007, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, in reaching the conclusion that we believe we are not a PFIC, we have valued our assets based on the market price per share of the ADSs, whch is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
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

I. Subsidiary Information
     Not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
     Most of our sales are currently denominated in U.S. dollars and Euros, and to a lesser extent, in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Japanese Yen and Euros. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.
     Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts.
     As of December 31, 2007, we held $58.9 million in accounts payable, of which $33.7 million were denominated in Renminbi. Assuming we had converted the Renminbi denominated accounts payable of $33.7 million as of December 31, 2007 into Renminbi at the exchange rate of $1.00 for RMB7.3046 as of December 31, 2007, the accounts payable would have been RMB246.2 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, our accounts payable denominated in U.S. dollars would have increased by $0.3 million to $34.0 million as of December 31, 2007.
     In 2007, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2007, contracts with notional values of $518.6 million (Euros/U.S. dollars and Renminbi/U.S. dollars) were outstanding to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. There were no foreign exchange contracts outstanding as of December 31, 2006. We may enter into additional forward contracts or other economic hedges in the future.
     Our financial statements are expressed in U.S. dollars and our functional currency is U.S. dollars, but some of our subsidiaries use currencies other than U.S. dollars as their own functional currency. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi and other currencies. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our convertible note offerings in February 2007 and March 2008, any appreciation of the Renminbi and other currencies against the U.S. dollar could result in a change to our statement of operations. On the other hand, a decline in the value of Renminbi and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
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
     As of December 31, 2007, the carrying value of our convertible debt is approximately $500 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.
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
     In 2007, we have used the balance of the net proceeds received from our initial public offering as follows:
•	approximately $80 million to procure raw materials;

•	approximately $40 million to expand our manufacturing lines for the production of PV cells and modules; and

•	approximately $7.8 million to enhance our research and development efforts.
     On February 12, 2007, we closed an offering of $500 million 0.25% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of $485.6 million. On August 21, 2007, we filed a registration statement on Form F-3 (File number: 333-145594) pursuant to the registration rights granted to holders of the notes. The effective date of this registration statement was August 30, 2007.
     In 2007, we used a portion of the net proceeds received from the February 2007 convertible note offering as follows:
•	approximately $150 million to procure raw materials;

•	$100 million to repay our one-year $100.0 million equivalent bridge loan denominated in Japanese Yen from ABN AMRO Bank, N.V.; and

•	approximately $50 million for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007.
Attestation Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:
     We have audited the internal control over financial reporting of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 10, 2008 expressed an unqualified opinion on those financial statements and an explanatory paragraph regarding the Company’s adoption of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” effective January 1, 2007.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
March 10, 2008

Changes in Internal Controls
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
     Our Board of Directors has determined that Julian Ralph Worley qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independent set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

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

	For the Year Ended December 31,
	2005	2006	2007
Audit fees	$1,434,000	$1,571,000	$2,230,000
Tax Fees (1)	$100,000	$20,000	$248,000
Other Fees (2)	—	$1,340,000	$1,300,000

(1)	“Tax fees” include fees billed for tax consultations.

(2)	Includes $600,000 audit fee for the audit for the six month period ended June 30, 2007 related to our offering of convertible senior notes on February 12, 2007, $320,000 due diligence fee for the acquisition of KSL-Kuttler Automation System GmbH and $380,000 audit fee for our offering of convertible senior notes on March 17, 2008.
     The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All fees listed above were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
PART III

ITEM 17.	FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:
•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2006 and 2007

•	Consolidated Income Statements for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2005, 2006 and 2007

•	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document
1.1	Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

1.2	Form of Second Amended and Restated Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

2.1	Specimen Certificate for Ordinary Shares of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

2.2	Form of American Depositary Receipt of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

2.3	Form of Deposit Agreement among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.1	Share Purchase Agreement, dated as of April 29, 2005, among the Power Solar System Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.2	Sale and Purchase Agreement in relation to the entire issued share capital of Power Solar System Co., Ltd. dated as of August 29, 2005 among Suntech Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.3	Agreement for the Transfer and Assumption of Obligations under the Share Purchase Agreement and the Right of First Refusal and Co-Sale Agreement dated as of August 29, 2005 among Suntech Power Holdings Co., Ltd. and other parties therein (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.4	Long-term Loan Agreement between Suntech China Solar Power Company Limited and Industrial and Commercial Bank of China, Wuxi Branch dated March 31, 2005 (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.5	RMB Loan Agreement (Short-term) between Suntech China Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated April 30, 2005 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.6	Foreign Currency Loan Agreement between Suntech China Solar Power Company Limited and Bank of China, New & Hi-tech Industrial Development Zone Wuxi Branch dated January 31, 2005 (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.7	Amended and Restated 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.8	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.9	Form of Employment and Confidentiality Agreement between Suntech Power Holdings Co., Ltd. and senior executive officers of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

Exhibit
Number	Description of Document
4.10	Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

4.11	Solar Wafer Supply Agreement dated as of July 25, 2006 between MEMC Electronics Materials, Inc. and Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 20-F annual report filed with the Commission on June 18, 2007)

4.12*	Suntech Power Holdings Co., Ltd. Ordinary Shares Purchase Warrant to MEMC Electronics Materials, Inc.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.
By	/s/ Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chief Executive Officer

Date: March 28, 2008

SUNTECH POWER HOLDINGS CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

As discussed in Note 21 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to the Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
March 10, 2008 (March 17, 2008 as discussed in Note 28)

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007
	(In U.S. dollars,
	except share data)

ASSETS
Current assets:
Cash and cash equivalents	$225,529,973	$520,965,803
Restricted cash	78,855,384	94,684,907
Inventories	200,291,894	176,173,210
Accounts receivable, net of allowance for doubtful accounts of $1,135,883 and $1,969,390 in 2006 and 2007	98,855,422	237,613,887
Other receivable, net of allowance for doubtful accounts of $488,184 and $1,077,296 in 2006 and 2007	5,298,104	30,729,342
Value-added tax recoverable	26,218,359	72,061,216
Advances to suppliers	79,443,540	61,874,707
Short term investments	—	51,120,000
Other financial assets	1,521,604	10,569,529
Deferred taxes	393,518	1,686,173

Total current assets	716,407,798	1,257,478,774
Property, plant and equipment, net	113,749,859	292,986,968
Intangible assets, net	75,751,429	85,967,033
Goodwill	28,551,652	29,792,892
Investments in affiliates	2,207,656	1,026,750
Other financial assets	1,209,557	—
Long-term investments	573,754	327,042
Long-term prepayments	132,314,018	161,661,353
Long-term loans to suppliers	22,245,544	103,308,594
Long-term deferred expenses	—	10,462,049
Other non-current assets	1,238,983	14,035,829
Deferred tax assets	3,704,916	—

TOTAL ASSETS	$1,097,955,166	$1,957,047,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$288,184,996	$321,162,579
Accounts payable	40,541,466	58,905,543
Other payables	7,743,239	18,047,364
Payables in respect of purchase of property, plant and equipment	3,601,687	39,389,236
Advances from customers	935,114	2,988,794
Accrued payroll and welfare	3,062,760	6,645,663
Government grants	4,820,254	2,834,994
Amounts due to related parties	274,667	5,708,296
Income tax payable	3,281,476	7,288,408
Other financial liabilities	2,016,756	12,316,560
Other liabilities	2,360,110	2,836,841

Total current liabilities	356,822,525	478,124,278
Long-term bank borrowings	19,656,140	20,671,900
Convertible notes	—	500,000,000
Accrued warranty costs	8,845,356	22,506,071
Other financial liabilities	3,399,661	—
Retirement benefit obligations	3,718,394	3,593,402
Other long-term liabilities	4,774,711	4,122,061
Deferred tax liabilities	29,732,759	22,078,637

Total liabilities	426,949,546	1,051,096,349

Commitments and contingencies (Note 25)
Minority interest	18,542,863	17,900,962
Shareholders’ equity:
Ordinary shares; par value $0.01: authorized 500,000,000 shares, 150,461,489 and 153,124,488 shares issued, respectively	1,504,615	1,531,245
Additional paid-in capital	494,018,128	530,798,246
Retained earnings	153,605,007	324,074,891
Accumulated other comprehensive income	3,335,007	31,645,591

Total shareholders’ equity	652,462,757	888,049,973

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,097,955,166	$1,957,047,284

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,
	2005	2006	2007
	(In U.S. dollars, except share data)

Net revenues:
PV modules	$170,128,460	$471,916,455	$1,331,653,031
PV cells	54,653,423	124,625,818	13,725,454
PV system integration	1,218,267	2,327,813	2,883,706

Total net revenues	226,000,150	598,870,086	1,348,262,191

Cost of revenues:
PV modules	121,183,426	357,903,129	1,057,575,093
PV cells	35,440,452	90,066,062	14,490,016
PV system integration	814,280	2,012,671	2,139,960

Total cost of revenues	157,438,158	449,981,862	1,074,205,069

Gross profit	68,561,992	148,888,224	274,057,122

Selling expenses	3,667,261	9,009,740	30,633,241
General and administrative expenses	18,874,277	28,275,118	56,853,444
Research and development expenses	3,357,828	8,374,497	14,984,362

Total operating expenses	25,899,366	45,659,355	102,471,047

Income from operations	42,662,626	103,228,869	171,586,075
Interest expense	(7,907,323)	(6,293,079)	(23,991,118)
Interest income	296,612	11,772,380	31,206,702
Other income (expense), net	(758,245)	2,059,344	3,684,473

Earnings before income taxes, minority interest and equity in earnings (loss) of affiliates	34,293,670	110,767,514	182,486,132
Tax expense, net	(3,752,679)	(7,187,908)	(13,234,121)

Minority interest	(33,915)	1,409,671	2,721,538
Equity in earnings (loss) of affiliates, net of taxes	121,408	1,013,058	(698,588)

Net income	30,628,484	106,002,335	171,274,961
Deemed dividend on Series A redeemable convertible preferred shares	(2,406,000)	—	—

Net income attributable to holders of ordinary shares	$28,222,484	$106,002,335	$171,274,961

Net income per share:
Basic	$0.31	$0.71	$1.13

Diluted	$0.26	$0.68	$1.02

Weighted average number of shares used in computation:
Basic	92,047,507	148,697,962	151,669,307

Diluted	116,825,138	156,106,345	169,257,283

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary		Additional			Other	Total
	Shares		Paid-in	Deferred	Retained	Comprehensive	Shareholders’	Comprehensive
	Number	$	Capital	Compensation	Earnings	Income	Equity	Income
	(In U.S. dollars, except share data)

Balance at December 31, 2004	90,000,000	$900,000	$7,108,868	$—	$19,380,188	$6,740	$27,395,796	$—
Return of capital upon re-organization	—	—	(74,459,423)	—	—	—	(74,459,423)	—
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—	—	(2,406,000)	—	(2,406,000)	—
Issuance of ordinary shares pursuant to initial public offering	22,820,655	228,207	319,943,822	—	—	—	320,172,029	—
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	34,667,052	346,670	82,059,429	—	—	—	82,406,099	—
Share based compensation	—	—	29,391,066	(22,150,680)	—	—	7,240,386	—
Amortization of deferred compensation	—	—	—	9,434,548	—	—	9,434,548	—
Net income	—	—	—	—	30,628,484	—	30,628,484	30,628,484
Foreign currency translation adjustments	—	—	—	—	—	1,511,200	1,511,200	1,511,200

Balance at December 31, 2005	147,487,707	1,474,877	364,043,762	(12,716,132)	47,602,672	1,517,940	401,923,119	32,139,684

Exercise of stock options	2,973,782	29,738	11,950,081	—	—	—	11,979,819	—
Adjustment for adoption of SFAS 123-R	—	—	(12,716,132)	12,716,132	—	—	—	—
Share based compensation	—	—	130,740,417	—	—	—	130,740,417	—
Net income	—	—	—	—	106,002,335	—	106,002,335	106,002,335
Foreign currency translation adjustments	—	—	—	—	—	1,817,067	1,817,067	1,817,067

Balance at December 31, 2006	150,461,489	1,504,615	494,018,128	—	153,605,007	3,335,007	652,462,757	107,819,402

Adjustment for adoption of FIN 48					(741,198)		(741,198)	—
Dividends declared and paid to minority interest	—	—	—	—	(63,879)	—	(63,879)	—
Exercise of stock options and restricted shares	2,662,999	26,630	12,561,899	—	—	—	12,588,529	—
Share based compensation	—	—	24,218,219	—	—	—	24,218,219	—
Net income		—	—	—	171,274,961	—	171,274,961	171,274,961
Foreign currency translation adjustments	—	—	—	—	—	28,310,584	28,310,584	28,310,584

Balance at December 31, 2007	153,124,488	$1,531,245	$530,798,246	$—	$324,074,891	$31,645,591	$888,049,973	$199,585,545

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2006	2007
	(In U.S. dollars)
Operating activities:
Income attributable to holders of ordinary shares	$28,222,484	$106,002,335	$171,274,961
Deemed dividend on Series A redeemable convertible preferred shares	2,406,000	—

Net income	30,628,484	106,002,335	171,274,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	33,915	(1,409,671)	(2,721,538)
Share based compensation	16,674,934	12,912,644	24,218,219
Depreciation and amortization	3,873,053	11,372,997	20,460,863
Amortization of debt issuance cost	—	—	4,216,812
Deferred taxes	(680,959)	(2,952,413)	(6,100,100)
Loss on disposal of property, plant and equipment	320,659	134,500	384,645
Provision for doubtful receivables	82,065	1,311,214	1,354,773
Provisions for obsolete inventories	—	—	1,309,292
Amortization of long-term prepayment	—	—	2,635,756
Equity in loss (earnings) of affiliates	(121,408)	(1,013,058)	698,588
Goodwill written-off due to liquidation of a subsidiary	—	82,931	—
Unrealized gain on short-term investment	—	—	(3,120,000)
Loss on financial derivative, net	—	510,871	3,701,748
(Gain) loss on long-term securities	—	32,426	(272,293)
Imputed interest income for loan to supplier	—	(370,544)	(3,120,723)
Other	—	—	(71,017)
Changes in operating assets and liabilities:
Inventories	(22,722,600)	(133,347,550)	22,809,392
Accounts receivable	4,146,524	(91,632,810)	(139,552,404)
Other receivable	(2,166,103)	(2,453,664)	(25,992,072)
Value-added tax recoverable	883,636	(21,741,519)	(45,842,858)
Advances to suppliers	(21,582,465)	(50,817,677)	17,568,834
Amounts due from related parties	265,199	—	—
Interest free loan to supplier	—	(21,875,000)	(78,625,000)
Long-term prepayment	—	(6,475,865)	(29,476,305)
Long-term deferred expenses	—	—	(314,523)
Accounts payable	601,116	30,302,266	18,364,077
Other payables	4,325,857	(4,479,865)	10,304,125
Advances from customers	2,681,899	(2,124,092)	2,053,680
Accrued payroll and welfare	1,346,955	1,467,602	3,582,903
Income tax payable	1,898,435	1,354,932	4,006,932
Amounts due to related parties	318,879	(193,553)	5,433,629
Accrued warranty costs	1,771,524	4,402,647	12,862,725
Non-current receivables	42,233	—	—
Other long-term liabilities	—	2,121,848	(1,105,988)

Net cash provided by/(used in) operating activities	22,621,832	(168,878,068)	(9,072,867)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(587,655)	(10,011,450)	—
Purchases of property, plant and equipment	(29,058,708)	(52,341,312)	(162,697,398)
Purchases of intangibles	(639,988)	—	(9,526,574)
Proceeds from sales of property, plant and equipment	27,136	84,073	7,210,876
Proceeds from redemption of marketable securities	—	—	519,004
Dividend received from associate	—	—	482,318

	Years Ended December 31,
	2005	2006	2007
	(In U.S. dollars)
Purchase of short-term investments	—	—	(48,000,000)
Government grants	2,046,395	627,110	2,266,367
Purchases of financial derivatives	—	(4,488,775)	—
Net proceeds from redemption of financial derivatives	—	1,644,094	(4,512,731)
Investments in affiliates	(905,837)	—	—
Increase in investment deposits	—	—	(10,800,000)
Increase in restricted cash	(2,001,748)	(70,294,654)	(15,829,523)

Net cash used in investing activities	(31,120,405)	(134,780,914)	(240,887,661)

Financing activities:
Net proceeds from issuance of ordinary shares	320,172,029	—	—
Proceeds from exercise of stock options	—	11,979,819	12,588,529
Net proceeds from short-term bank borrowings	15,273,121	183,597,240	58,429,992
Proceeds from long-term bank borrowings	6,195,600	—	—
Repayment of long-term bank borrowings	—	(22,899,089)	(11,019,304)
Proceeds from issuance of convertible notes	—	—	500,000,000
Payment of convertible notes issuance expenses	—	—	(14,364,338)
Dividends paid to minority interest	—	—	(63,879)
Return of capital upon reorganization	(83,056,473)	—	—
Proceeds from shareholder loan	8,597,050	—	—
Net proceeds from issuance of preferred shares	80,000,099	—	—
Contribution from minority shareholder of a subsidiary	914,952	—	1,487,405

Net cash provided by financing activities	348,096,378	172,677,970	547,058,405

Effect of exchange rate changes	604,395	(2,813,306)	(1,662,047)

Net increase (decrease) in cash and cash equivalents	340,202,200	(133,794,317)	295,435,830
Cash and cash equivalents at the beginning of the year	19,122,090	359,324,290	225,529,973

Cash and cash equivalents at the end of the year	$359,324,290	$225,529,973	$520,965,803

Supplemental disclosure of cash flow information:
Interest paid	$2,254,371	$5,844,623	$23,155,039

Income taxes paid	$2,499,623	$10,734,208	$15,327,289

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$550,093	$3,601,687	$39,389,236

Other acquisition costs of a subsidiary included in other liabilities	$—	$828,530	$—

Supplemental schedule of non-cash financing activities:
Conversion of preferred shares into ordinary shares upon the completion of initial public offering	$82,059,429	$—	$—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
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

Before May 19, 2005, substantially all of the Company’s business was conducted through an operating subsidiary established in the People’s Republic of China (the “PRC”), Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest. Suntech Power, through its subsidiary, Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interest in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

As of December 31, 2007, Suntech Power’s subsidiaries include the following entities:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar System Pty. Ltd.	N/A	June 23, 2000	Australia	100%
Power Solar BVI	N/A	June 23, 2000	BVI	100%
Wuxi Suntech	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88%
Qinghai Suntech Nima Power Co., Ltd. (“Qinghai Suntech”)	July 18, 2005	July 24, 2000	PRC	51%
Suntech Power (Hong Kong) Co., Ltd. (“Suntech Hong Kong”)	N/A	May 10, 2006	BVI	100%
Suntech America, Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
MSK Corporation (“MSK”)	August 11, 2006	July 1, 1967	Japan	67%
Sunergy Power Co., Ltd. (“Sunergy Power”)	N/A	August 24, 2006	PRC	100%
Suntech Power Co., Ltd. (“Suntech Power”)	N/A	November 28, 2006	PRC	100%
Shenzhen Suntech Power Co., Ltd. (“Shenzhen Suntech”)	N/A	February 7, 2007	PRC	80%
Jiangsu Suntech Energy Technology Research Co., Ltd. (“Suntech Research”)	N/A	February 15, 2007	PRC	90%
Shanghai Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power (Cyprus) Co Ltd (“Suntech Cyprus”)	N/A	September 14, 2007	Cyprus	100%
Suntech Power Investment Pte. Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd, Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%
Suntech Energy Solutions, Inc. (“Suntech Solutions”)	N/A	October 30, 2007	USA	100%
Suntech Power Australia Pty Ltd (“Suntech Australia”)	N/A	December 18, 2007	Australia	100%

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, and advances to suppliers, provision for obsolete inventory and scrap valuation allowance for long-term prepayments, and long-term loans to suppliers interest rate used in calculation of imputed interest income for long-term advance to suppliers and interest free loan to suppliers, forfeiture rate of stock options, the useful lives of and impairment for property, plant and equipment and intangible assets, accruals for warranty costs, valuation allowance of deferred tax assets, assumptions used to in determine retirement obligations, assumptions used in purchase price allocation, impairment of goodwill and intangible assets with indefinite lives.

(d)	Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash consists of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash represents bank deposits for securing letter of credit facilities granted to the Company and amounts held by counterparties under forward contracts. The Company has classified them as restricted cash as they are not available for use in its operations.

(e)	Derivatives

The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

During the year ended December 31, 2007, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In 2007, gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of December 31, 2007, the Company did not have any outstanding interest rate swap contracts.

In addition to the above mentioned interest rate swap contracts, during 2007, the Company entered into cross-currency exchange rate swap agreements and structured warrant contracts to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency exchange rate swap agreements and structured warrants do not qualify for hedge accounting. In 2007, gains or losses on the agreements and contracts

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

were recognized in the statement of operations. As of December 31, 2007, the Company had outstanding cross-currency exchange rate swap agreements with notional amounts of $518,579,618.

As of December 31, 2007, the fair value of these derivative instruments was recorded in other financial assets (liabilities), with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contracts are recorded as part of interest income (expense).

(f)	Advances to suppliers and long term prepayments to suppliers

In order to secure stable supply of silicon materials, the Company makes prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. Such amounts are recorded in advances to suppliers and long-term prepayments in the consolidated balance sheets, which amounted to $79,443,540, $61,874,707 and $13,291,692, $45,145,407 as of December 31, 2006 and 2007 respectively. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded in “advances to suppliers” in the consolidated balance sheets. As of December 31, 2007, prepayments to suppliers amounted to $45,145,407 representing the portion expected to be utilized after twelve months are classified in “long-term prepayments” in the consolidated balance sheets and related to supply contracts not expected to commence until 2009. The Company makes the prepayments without receiving collateral, as a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2006 and 2007, prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31,
	2006	2007

Supplier A	$6,729,759	$13,402,898
Supplier B	—	12,558,959
Supplier C	5,757,381	11,756,908
Supplier D	10,152,335	—
Supplier E	10,304,444	—
Supplier F	13,581,427	—

(g)	Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory has historically been determined by the weighted average method. By taking advantage of SAP implementation, management changed to standard cost for work-in-progress and finished goods valuation instead of average cost since May 2006. Management considered standard cost as a preferred methodology. The standard cost approximates actual cost determined on a weighted average basis.

The market values of finished goods such as PV modules are based on the latest selling prices of identical categories of inventories less estimated selling expenses; the market values of raw materials are based on the latest quoted price of identical or analogous materials; and the market value of work in process is based on the latest selling price of finished goods less estimated additional processing cost and selling expenses.

The value of silicon scrap is based on the market value of qualified silicon material less the cost for processing the silicon scrap into qualified silicon material from available quoted market prices.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(h)	Short-term investments

Short-term investments include securities which are classified as trading securities. Trading securities refer to debt and equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in marketable securities is based upon the quoted market price on the last business day of the fiscal year.

(i)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Land	Indefinite
Buildings	20-27 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	4-15 years
Motor vehicles	4-6 years

Costs incurred in constructing new facilities, including progress payments and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commenced from that time.

(j)	Long term investments

Long-term investments include un-quoted equity securities which are classified as held-to-maturity. Securities are classified as held to maturity when the management has the intent and ability to hold them to maturity and are stated at amortized cost, less provision for any other-than temporary decline in their value.

(k)	Intangible assets

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

Intangible assets in connection with the acquisition of MSK consist primarily of trade name, patents and technology, customer relationships, and backlog. Intangible assets are recorded at the fair value on the acquisition date. Amortization is provided on a straight-line basis over the following estimated useful lives:

Trade name	Indefinite
Patents and technology	25 years

Customer relationships are recorded at cost less accumulated amortization. Amortization is provided on an accelerated method over 13 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreement, which ranges from 46 to 50 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(l)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets less liabilities acquired.

Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 also requires the Company to compare the fair value of the acquired business to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the acquired business is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for acquired businesses are determined based on discounted cash flows, market multiples or appraised values.

The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

(m)	Purchase price allocation

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

(n)	Investments in affiliates

The affiliated companies in which the Company has significant influence are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated income statements.

(o)	Impairment of long-lived assets

The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2005, 2006 and 2007.

(p)	Income taxes

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

In July 2006, the Financial Accounting Standard Board (“FASB”) issued Financial Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately a $741,198 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. Note 23 further describes the impact of the adoption of FIN No. 48 — an interpretation of FASB Statement No. 109.

(q)	Revenue recognition

The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectibility of the receivable is reasonably assured. The Company recognizes revenue from service contracts upon completion of all services in view of the short-term natures of such contracts. Such contracts were insignificant for all years presented.

Since 2006, a majority of the Company’s contracts are written such that the products are shipped FOB with normal credit terms of 45 days or less. Accordingly, the Company must receive written evidence that the products have been delivered to FOB departure ports or airports assigned by customers prior to recognizing revenue. The Company also ships certain amount of products based on FCA destination terms where the Company recognizes revenue after the Company ships products to shipment agents assigned by customers. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery occurs. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery occurs.

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

The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically within 1 year), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

(r)	Buy/sell arrangements

The Company has buy/sell arrangements with certain raw materials vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for the acquisition of raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of silicon wafer raw materials. The exchanges of its finished goods inventory items for raw material silicon wafers are recorded at fair value on a gross basis.

During the year ended December 31, 2006, the Company purchased $103,850,289 of raw materials and sold $192,076,122 of finished goods under these buy/sell arrangements. There were no such buy/sell arrangements in 2007.

(s)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.

(t)	Research and development

Research and development costs are expensed when incurred.

(u)	Advertising expenses

Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $456,586, $1,861,193 and $1,985,349 for the years ended December 31, 2005, 2006 and 2007, respectively.

(v)	Warranty cost

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

(w)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(x)	Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(y)	Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at present value of minimum lease payments or fair value of the asset whichever is less. Assets recorded as capital

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

leases are amortized on a basis consistent with that of accounting for capital assets or lease term whichever is less. Operating lease costs are expensed as incurred.

(z)	Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Pre-production costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Pre-production costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(aa)	Foreign currency translation and comprehensive income

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

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Renminbi (“RMB”) and Japanese Yen (“JPY”), which are their reporting currencies, respectively. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.

Total comprehensive income is comprised of net income and foreign currency translation adjustments and amounted to $32,139,684, $107,819,402 and $199,585,545 for the years ended December 31, 2005, 2006 and 2007, respectively.

(ab)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $12,817,401 and $79,017,980 as of December 31, 2006 and 2007, respectively.

(ac)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivable, advances to suppliers, long term loans to suppliers and long term prepayments. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers. With respect to advances to

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

suppliers, such suppliers are primarily suppliers of silicon wafers raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectations.

(ad)	Fair value of financial instruments

The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contracts were recently entered into and market interest rates have not fluctuated significantly since those dates. The fair value of the long-term loans to suppliers is determined based on an imputed interest rate which represents the suppliers’ average borrowing rate.

(ae)	Post retirement benefits

The Company’s Japanese subsidiary has a defined benefit plan which applies to all directors and employees since the date of hire. Pension liability is calculated based on actuarial valuation. In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement, among other things, requires that the Company to recognize in its statement of financial position the funded status of a defined benefit postretirement plan, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The adoption of FASB No. 158 did not have a material impact on the Company’s consolidated income statement and financial position.

(af)	Share-based compensation

The Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS 123R”), effective January 1, 2006 using a modified prospective basis in accounting for stock based compensation, The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The calculated compensation cost is recognized over the period the granter is required to provide services per the conditions of the award. See Note 21, “Stock Options”, for further details.

(ag)	Net income per share

Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes (See Note 14 to the Consolidated Financial Statements) are included in the calculation of diluted earnings per share using the if converted method if their inclusion is dilutive to earnings per share.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year Ended December 31,
	2005	2006	2007

Income available to ordinary shareholders	$28,222,484	$106,002,335	$171,274,961
Add: Interest expense associated with convertible notes	—	—	1,107,639
Deem dividend on Series A redeemable convertible prepared shares	2,406,000	—	—

Net earnings assuming dilution	$30,628,484	$106,002,335	$172,382,600

Weighted average number of ordinary shares for the calculation of basic income per share	92,047,507	148,697,962	151,699,307
Effect of dilutive potential ordinary shares:
Series A redeemable convertible preferred shares	21,465,079	—	—
Convertible notes	—	—	9,073,822
Share options and warrants	3,312,552	7,408,383	8,484,154

Weighted average number of ordinary shares for the calculation of diluted income per share	116,825,138	156,106,345	169,257,283

Basic income per share	$0.31	$0.71	$1.13

Diluted income per share	$0.26	$0.68	$1.02

The amounts of anti-dilutive option, warrants and restricted common stock excluded from the computation of diluted earnings per share for 2005, 2006 and 2007 were insignificant.

(ah)	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on our consolidated financial statement.

In February 2007, the FASB issued Statement of Financial Accounting Standards SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of this statement on the consolidated financial statement.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11). EITF 06-11 specifies how companies should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS 123(R). EITF 06-11 is effective for us beginning in 2009. The Company does not believe EITF 06-11 will have a material effect on our financial statements and related disclosures.

In December 2007, the FASB issued SFAS No. 141R, Business Combination, to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An entity may not apply it before that date. The Company is currently evaluating the potential effects on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

3.	BUSINESS ACQUISITIONS

On August 2, 2006, the Company acquired 66.88% of the equity interest of MSK Corporation (“MSK”), a Japanese-based PV product manufacturer and specialized in building-integrated photovoltaic (BIPV). The primary reason for the MSK acquisition is to gain entry into the PV product manufactured and MSK’s specialization in building-integrated photovoltaic BIPV products. The total consideration for the equity interest was approximately $111 million, including direct acquisition costs and certain post-closing adjustments. The acquisition has been accounted for as a purchase business combination. The excess purchase price over the fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management. In performing the purchase price allocation, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance, and estimates of future performance of MSK’s products. Since the Company acquired MSK for the advantage of MSK’s nationwide sales and marketing platform in Japan, there is an expectation to leverage and to grow market share. A significant amount of residual enterprise revenue implies there will also be new customer revenue.

The Company’s Consolidated Financial Statements include the results of operations of MSK since its acquisition in August 2006. The Company also agreed to acquire all or a substantial portion of the remaining equity interest of MSK by issuing shares of the Company’s common stock to MSK’s minority shareholders. The consideration of the remaining 33.12% equity will be determined on the basis of MSK’s ability to achieve certain revenue and net income margin targets (the “second closing”). The price per share of the Company’s common stock

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

to be exchanged to MSK’s minority shareholders will be equal to $29.00 per share. The Company expects to complete the acquisition of the remaining 33.12% in the first half of 2008.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition.

The purchase price was allocated as follows:
Net tangible assets assumed	$6,120,637
Intangible assets:
Trade Name	41,467,494
Patents and Technology	18,849,389
Customer Relationships	15,399,562
Backlog	231,921
Goodwill	29,395,415

Total consideration	$111,464,418

The following unaudited pro forma financial information presents the combined results of operations of the Company and MSK as if the acquisition had occurred as of the beginning of 2006. The pro forma financial information includes certain purchase accounting related entries and is not necessary indicative of the actual results of operations that might have occurred, nor is it necessarily indicative of expected results in the future.

Year Ended
Income Statement Data:	December 31, 2006
(In thousands, except
per share amounts, — UNAUDITED)

Pro forma revenue	$669,777
Pro forma net income applicable to common shareholders	$101,674
Pro forma per share amounts:
Basic income per share	$0.68
Diluted income per share	$0.65

4.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2006	2007

Raw materials	$99,207,563	$79,081,860
Work-in-process	2,709,301	27,506,688
Finished goods	98,375,030	69,584,662

	$200,291,894	$176,173,210

5.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE

The Company made provisions for doubtful debts of in the aggregate amount of $82,065, $1,311,214 and $1,354,773 during the years ended December 31, 2005, 2006 and 2007 respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

6.	SHORT-TERM INVESTMENTS

During 2007, the Company entered into a 100% principal protected structured deposit amounting to $48 million linked to an international investment Fund. The structured deposit has a long term stated maturity date, however does contain a liquidity provision. In addition, the structured deposit is puttable to the issue bank, callable by the issue bank and provides a daily liquidity feature. This short-term investment also collateralizes lines of credit with the same financial institution. A gain of $3.1 million at December 31, 2007 related to this structured deposit has been recorded as investment income for the year then ended.

7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2006	2007

Cost
Land	$2,267,873	$953,327
Buildings	26,058,451	49,053,672
Leasehold improvements	2,470,245	3,970,307
Plant and machinery	72,134,562	135,683,564
Furniture, fixtures and equipment	8,353,021	17,502,488
Motor vehicles	1,084,793	1,594,616
Construction in process	19,969,217	121,528,597

Total	132,338,162	330,286,571
Less: Accumulated depreciation	(18,588,303)	(37,299,603)

Property, plant and equipment, net	$113,749,859	$292,986,968

Depreciation expense was $3,666,943, $10,109,019 and $17,553,904 for the years ended December 31, 2005, 2006 and 2007, respectively.

The construction in process primarily represents the construction of thin film plants, administrative buildings, and expansion of existing PV cell capacities.

The Company conducts a major part of its operations from leased machinery and equipments in Japan. Wuxi Suntech also use certain leased equipments. Detail information is separately disclosed in note 18.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

8.	INTANGIBLE ASSETS, NET

Net acquired intangible assets, consist of the following:

	At December 31,
	2006	2007

At cost or at fair value on acquisition date
Trade name	$40,203,280	$41,949,169
Patents and technology	18,274,729	19,068,337
Customer relationship	14,930,077	15,578,439
Technical know-how	1,696,016	1,949,960
Land use rights	2,130,437	12,038,708
Others	590,709	539,610

Total	77,825,248	91,124,223
Less: Accumulated amortization	(2,073,819)	(5,157,190)

Total	$75,751,429	$85,967,033

At inception, certain shareholders agreed to contribute approximately $6.4 million for an 80% interest in Wuxi Suntech and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi, the founder, chairman of the board of directors and the chief executive officer of the Company, and the remaining equity interest holders at the formation of Wuxi Suntech.

Amortization expense for the years ended December 31, 2005, 2006 and 2007 were $206,110, $1,263,978 and $2,906,959, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $3,030,854.

9.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 were as follows:

	2006	2007

Beginning of year	$135,343	$28,551,652
Goodwill acquired during the year	29,395,415	—
Goodwill written-off due to liquidation of a subsidiary	(83,594)	—
Translation	(895,512)	1,241,240

Ending of year	$28,551,652	$29,792,892

Management performs goodwill impairment test on annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount and determine whether there is goodwill impairment by the reporting unit. Impairment tests of 2006 and 2007 did not result in any adjustments to the carrying values of goodwill.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

10.	INVESTMENTS IN AFFILIATES

During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings of this affiliate is recognized in the income statement. The Company’s equity in net income (loss) of Jiangsu Huariyuan amounted to $121,408, $1,013,058 and ($698,588) for the years ended December 31, 2005, 2006 and 2007, respectively.

11.	LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2006	2007

Warrants granted to a supplier	$117,827,772	$115,192,016
Long term prepayment to suppliers	13,291,692	45,145,407
Deposits	1,194,554	960,014
Others	—	363,916

Total	$132,314,018	$161,661,353

On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has a “take or pay” obligation to purchase the yearly minimum quantities over a 10-year period starting from January 1, 2007 at a pre-determined fixed price. The Company granted to the supplier on a separate legal document from the 10-year supply agreement a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per each warrant share. This warrant was immediately vested on the grant date, and is exercisable in 5 separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008. Each additional (20%) annual increment shall become exercisable on January 1, 2009, January 1, 2010, January 1, 2011 and January 1, 2012, respectively.

The fair market value of this ordinary shares purchase warrant was determined by management on the grant date, using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions.

At July 25,
2006

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%

The fair value of the warrant was initially recorded in the consolidated balance sheet, and amortization of the asset started with delivery in January 2007. The remaining balance will be amortized over the life of the supply contract, which is 10 years, in accordance with the actual delivery volume over the total contracted delivery volume. As of December 31, 2007, the Company has amortized $2,635,756 in warrant cost and recorded this amount in cost of revenues. The unamortized outstanding balance was $115,192,016 as of December 31, 2007.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

12.	LONG-TERM LOANS TO SUPPLIERS

Long-term loans to suppliers consist of the following:

	At December 31,
	2006	2007

Supplier A	$22,245,544	$89,816,287
Supplier B	—	10,492,307
Supplier C	—	3,000,000

Total	$22,245,544	$103,308,594

In connection with transaction specified in Note 11, as part of the agreement, the Company also agreed to loan the supplier A an aggregate amount of $625 million over the course of the agreement, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity in connection with this agreement. The loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). If the Company failed to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, the supplier may retain a portion of the loan up to the purchase shortfall. As of December 31, 2007, the Company loaned $87,500,000 to the supplier and $2,316,287 has been accrued and charged as imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 3.70% for comparable long-term supplier borrowings.

As of December 31, 2007, the Company provided a loan to supplier B for $10 million as a means of securing long term supply of materials. Supplier B agreed to grant the Company an option to (1) offset the advanced payment to the payment for purchase of polysilicon products under the Supply Contract, without accrued interest thereof or (2) purchase a 20% shareholder interests in supplier B with its anticipated total registered share capital of USD$50,000,000 for nil consideration and waive the advanced payment. The Company recorded approximately $492,307 for imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 5.38% for comparable long-term supplier borrowings. The imputed interest would be amortized along with the supply schedule, which is supposed to begin in 2008. The Company has not exercised either option under this agreement.

As of December 31, 2007, the Company provided an interest free loan to supplier C for $3 million for acquiring silicon materials for the Company. Since the delivery schedule under the specific contract began in 2007, approximately $112,880 has been recorded as cost of goods sold as was imputed interest income for an equal amount. Imputed interest was computed using the weighted average interest rate of 5.02% of comparable long-term supplier borrowings.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets mainly consists of $10.8 million investment deposits paid to Glory Silicon Technology (Hong Kong) Co., Ltd. (“HK Glory”). The Company is currently in the process of negotiating with the current shareholders of HK Glory to agree the percentage of equity interest in HK Glory. This deposit was originally invested in a subsidiary of HK Glory, Zhenjiang Glory Silicon Co., Ltd.

14.	CONVERTIBLE NOTES

In February 2007, the Company issued, in a private placement, US$425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“Convertible Notes” or “Notes”). Each $1,000 principal amount of the Notes will initially be convertible into 20.5074 American Depository Shares, or ADSs, par value $.01 per share at a conversion price of $48.76, subject to adjustment. The Notes are convertible,

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

at the option of the holder, prior to February 15, 2010, upon occurrence of specified events, including but not limited to a change in control, or if after any calendar quarter ending after March 31, 2007, the closing sales price of the Company’s ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) if the average trading price per $1,000 principal amount of the notes during the note measurement period was equal to or less than 97% of their average conversion value during the note measurement period; (3) the notes will be convertible upon the occurrence of specified corporate transactions as defined in the agreement; (4) the notes will be convertible if we have called the notes for redemption; and (5) the notes will be convertible from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the Notes, solely to cover over-allotments.

On or after February 15, 2010, the holders have the right to require the Company to repurchase all or a portion of their notes at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. The Company will have the right to redeem the Notes in whole or in part, at any time or from time to time, on or after February 15, 2010 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Interest on the notes will be paid semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007.

Offering expenses incurred for issuing of Convertible Notes amounted to $14.4 million, and is amortized through interest expense over the beneficiary period from February 2007 to the first put date, or January 2010 using the effective interest rate method. These capitalized costs are reported as deferred assets in other long-term assets. Total expense of $4.2 million relative to the deferred charges has been recorded for the year ended December 31, 2007.

The Company used the proceeds from the issuance of the convertible notes for general corporate purposes, strategic uses, repayment of MSK obligations and working capital requirements.

15.	BANK BORROWINGS

	At December 31,
	2006	2007

Bank borrowings	$307,841,136	$341,834,479

Analysis as:
Short-term	263,782,413	309,936,779
Long-term, current portion	24,402,583	11,225,800

Subtotal	288,184,996	321,162,579
Long-term portion	19,656,140	20,671,900

Total	$307,841,136	$341,834,479

The Company’s short-term bank borrowings outstanding as of December 31, 2007 bore an average interest rate of 5.08% and 4.32% in 2006 per annum. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans do not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout year 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The Company has a long-term credit facility (“Credit Facility”) with Industrial and Commercial Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $6,178,950 (RMB50,000,000), of which $2,471,587 (RMB20,000,000) was borrowed on March 31, 2005; and an additional $3,707,370 (RMB30,000,000) was borrowed on September 26, 2005. The debt does not require any collateral or guarantee. The Credit Facility provides for a three-year term expiring on March 28, 2008 at an interest rate of 5.76% per annum for the first drawing of $2,471,587 (RMB20,000,000) and 6.336% per annum for the second drawing of $3,707,370 (RMB30,000,000) in the first year, and at market rate for the subsequent years. The total outstanding balance under the Credit Facility is $3,707,370 and $1,369,000 (RMB10,000,000) as of December 31, 2006 and 2007, respectively and bears interest at the market rate of 5.76%.

The Company has a long-term credit facility (“Credit Facility”) with Construction Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $16,518,600 (RMB126,000,000), of which $11,799,000 (RMB90,000,000) was drawn down on February 25, 2007; and the remaining $4,719,600 (RMB36,000,000) was drawn down on May 14, 2007. The Credit Facility bears an interest rate of 6.30% per annum for the first tranche of $11,799,000 (RMB90,000,000) and 6.24% per annum for the second tranche of $4,719,600 (RMB36,000,000). In addition, The Company also has two long-term credit facilities with Bank of Communication. One Credit Facility is restricted to purchase fixed assets as opposed to working capital needs. The maximum borrowing amount of the Fixed Assets Credit Facility is $6,565,550 (RMB50,000,000), all of which was drawn on April 16, 2007. The Credit Facility bears an interest rate of 6.24% per annum. The other Credit Facility with Bank of Communication, does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $11,817,990 (RMB90,000,000), $7,878,660 (RMB60,000,000) of which was drawn down on March 23, 2007. The Credit Facility bears an interest rate of 6.24% per annum.

In 2007, the Company repaid the outstanding balance of principal and accrued interest on the loan between MSK and a syndicate of banks by Sumitomo Mitsui Banking Corporation of $12,775,600, the outstanding syndicate long-term loan and interest with a group of banks totaling $7,648,550 and four outstanding corporate bonds issued by MSK totaling $12,033,063.

As of December 31, 2007, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of US$500 million due 2012.

Maturity	Amount

2008	$321,162,579
2009	20,671,900
2012	500,000,000

Total	$841,834,479

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

16.	ACCRUED WARRANTY COSTS

The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

	At December 31,
	2006	2007

Beginning balance	$2,619,104	$8,845,356
Increase due to acquisition of a subsidiary	1,823,605	—
Warranty provision	4,446,366	13,871,957
Warranty costs incurred	(43,719)	(211,242)

Ending balance	$8,845,356	$22,506,071

17.	OTHER FINANCIAL ASSETS/LIABILITIES

	At December 31,
	Current		Non-current
	2006	2007	2006	2007

Other financial assets:
Derivative (not under hedge accounting)
Interest rate swaps	$—	$—	$1,843	$—
Foreign currency swaps	—	—	1,207,714	—
Foreign exchange forward contracts	—	10,569,529		—
Structured warrants	1,521,604	—	—	—

	1,521,604	10,569,529	1,209,557	—

Other financial liabilities:
Derivative (not under hedge accounting)
Interest rate swaps	—	—	(3,362,246)	—
Foreign currency swaps	—	—	(37,415)	—
Foreign exchange forward contracts	—	(12,316,560)	—	—
USD/JPY structured hedging products	(2,016,756)	—	—	—

	$(2,016,756)	$(12,316,560)	$(3,399,661)	$—

18.	CAPITAL LEASE OBLIGATIONS

The Company conducts a major part of its operations under leased machinery and equipments in Japan.

The Company has entered into leases for machinery and equipment with payment terms varying from 3 years to 7 years. All of the leases of machinery and equipment are classified as capital lease and expire over the next 7 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The following is and analysis of the leased property under capital leases by major classes:

December 31, 2007

Machinery and equipment	$4,924,177
Furniture, fixtures and equipment	1,182,175

Total	6,106,352

Less: Accumulated depreciation	(2,602,752)

Total	$3,503,600

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007:

At December 31, 2007

2008	$2,231,820
2009	1,942,288
2010	1,093,598
2011	199,818
2012	14,818
Later years	5,639

Total minimum lease payments	5,487,981
Less: Amount representing interest	(221,853)

Present value of net minimum lease payments	$5,266,128
Analysis as:
Current	2,231,820
Non-current	3,256,161

$5,487,981

The above capital lease obligations are included in other liabilities and other long term liabilities in the balance sheet.

19.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATON

(a)	China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $492,053, $781,351 and $1,994,663 for the years ended December 31, 2005, 2006 and 2007, respectively.

(b)	Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. No appropriation was made by the subsidiaries in 2005, 2006 and 2007.

(c)	Other

Pursuant to the board resolutions in August 2005 and March 2006, retained earnings of $4,999,998 and $8,000,000 were transferred and declared as the registered capital of Wuxi Suntech. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.

Pursuant to the board resolutions in 2007, retained earnings of $33,330,000, $48,000,000 and $23,450,000 were transferred and declared as registered capital of Sunergy Power, Suntech Power and SEE, respectively. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.

20.	EMPLOYEE BENEFIT PLANS

As described in note 19 (a), employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. In addition, the Company is required by law to contribute approximately 9.2%, 12%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $106,541, $103,437 and $435,997 for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts contributed for housing funds were $83,670, $158,811 and $344,533 for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts contributed for other benefits were $301,882, $519,102 and $1,214,133 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company has an unfunded noncontributory defined benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company used a December 31, 2007 measurement date for this plan. The unfunded retirement benefit pension plans covers substantially all of its employees of MSK Corporation and certain subsidiaries. The benefits are in the form of lump-sum payments and are based on final monthly pensionable salary, years of service and position.

This noncontributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on non-contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. There are no plan assets in this plan.

Information about the component of net periodic EPF of MSK at December 31, 2006 and 2007 are as follows:

	2006	2007

Company service cost	$247,659	$160,336
Interest cost	26,400	50,156

Net periodic EPF cost	274,059	210,492

FAS-88 event gain	—	$(159,486)

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The liabilities are affected by changing market conditions, as well as when actual plan experience is different than assumptions. Such events result in gains and losses. In 2007, MSK sold their Fukuoka plant and terminated employees which resulting in a curtailment and settlement gain under FAS-88.

The following table sets forth the projected benefit obligation and funded status at December 31, 2006 and 2007.

	At December 31,
	2006	2007

Change in Projected Benefit Obligation (PBO):
PBO	$3,453,690	$3,718,394
Service cost	247,659	160,336
Interest cost	26,400	50,156
Actuarial gain	(8,666)	(49,570)
Curtailment	—	(344,018)
Benefits paid	(689)	(94,259)
Translation	—	152,363

PBO	$3,718,394	$3,593,402
Change in accrued pension cost:
Accrued pension cost	(3,453,690)	(3,718,394)
FAS-87 net periodic pension cost	(265,393)	(210,492)
Actual benefits paid by MSK	689	94,259
FAS 88 Event gain	—	159,486
Translation	—	81,739

Accrued pension cost	$(3,718,394)	$(3,593,402)

Estimated Future Benefit Payments

The following benefit payments covering the EPF pension plan have been projected based on benefits earned to date and the expectation that certain future service will be earned by currently active employees:

Pension

2008	3,426,062
2009	3,570
2010	4,253
2011	11,068
2012	7,630
2013 - 2017	69,169

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Net Periodic Benefit Cost Assumptions

Significant assumptions used in determining net periodic benefit cost for the years ended December 31, 2006 and 2007 are (in weighted averages):

	December 31,
	2006	2007

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	2.0%	2.0%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	2.0%	2.0%

MSK determines the expected return based on historical returns and estimated future returns.

21.	SHARE OPTIONS

The Company adopted SFAS 123R as of January 1, 2006 using the modified prospective method described in the accounting standard. SFAS 123R requires the cost of stock options and equity awards to be measured at fair value on the grant date and recognized in the income statement. The consolidated financial statements for the two years ended December 31, 2006 and 2007 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include the impact of SFAS 123R.

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provides grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2007, options to purchase not more than 13,503,991 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, share options and restricted stock are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of 5 years. Generally, share option grants to employees vest over 3 years from date or grant while certain options granted vest immediately. Restricted stock generally vests over periods from 1 to 5 years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2007, options to purchase 11,646,049 ordinary shares were granted. 2,640,999 of those options and restricted shares were exercised and 83,334 of those options were forfeited during the years ended December 31, 2007. As of December 31, 2007, 1,857,942 shares were authorized and available for further grants of share-based awards.

Share-based compensation cost was approximately $16.7 million, $12.9 million and $24.2 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Options to Employees

On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2005 and September 5, 2007, respectively. One-third of the options will vest on September 5, 2008. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On September 1, 2006, the Company granted options to acquire 120,000 ordinary shares to certain employees. 46,666 of these options vested on September 5, 2006. 36,667 of the options vested on September 5, 2007, and

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

36,667 of the options will vest on September 5, 2008. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On November 19, 2006, the Company granted options to acquire 516,666 ordinary shares to certain directors and employees. One-third of these options vested on November 19, 2007. One-third of these options will vest on each of November 19, 2008 and 2009, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $27.000 per option.

The following assumptions were used in the Black-Scholes option pricing model:

	Year Ended December 31, 2005 and 2006
				Options to	Options to
	Options to Employees			Consultants	Contributors
	Granted on	Granted on	Granted on
	September 5, 2005	September 1, 2006	November 19, 2006

Average risk-free rate of return	4.460%	5.040%	5.178%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.55 years	3.50 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	55.80%	70%	80%
Dividend yield	0%	0%	0%	0%	0%

Expected volatility is based on the standard deviation of the Company’s daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity and information regarding options outstanding as of December 31, 2007 is as follows:

			Weighted Average	Aggregate
	Number of	Weighted Average	Remaining	Intrinsic
	Options	Exercise Price	Contract Life	Value

Options outstanding on January 1, 2007	8,272,267	6.5949	3.6 years	19,706,016
Granted	—	—	N/A	N/A
Forfeited	(83,334)	6.9220	N/A	N/A
Exercised	(2,440,999)	4.5836	N/A	5,078,400

Options outstanding on December 31, 2007	5,747,934	7.4443	2.7 years	15,118,402

Option vested or expected to vest at December 31, 2007	11,017,284	5.8692	2.6 years	23,835,565

Option exercisable at December 31, 2007	1,987,577	8.2375	2.8 years	6,987,199

The weighted average fair value of options granted during the years ended December 31, 2005 and 2006 was $6.9220 and $13.9772, respectively. No options were granted to employees during the year ended December 31, 2007.

The total fair value of options vested for the years ended December 31, 2005, 2006 and 2007 was $14,215,356, $2,887,825 and $17,788,880, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

As of December 31, 2007, there was $17,010,278 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the options and restricted share Plans, which is expected to be recognized over a weighted-average period of 0.65 years.

The following table summarizes information with respect to share options outstanding on December 31, 2007:

	Options Outstanding
		Weighted Average		Aggregate	Options Exercisable
	Number	Remaining	Weighted Average	Intrinsic	Number	Weighted Average	Aggregate
	Outstanding	Contractual Life	Exercise price	Value	Exercisable	Exercise Price	Intrinsic Value

Ordinary shares:
May 6, 2005	1,414,802		$2.3077	—	—	—	—
September 5, 2005	3,820,298		$6.9220	14,318,477	1,855,854	$6.9220	6,955,741
September 1, 2006	38,168		$6.9220	799,925	1,501	$6.9220	31,458
November 19, 2006	474,666		$27.0000	—	130,222	$27.0000	—

	5,747,934	2.7 years		15,118,402	1,987,577		6,987,199

The company uses a Black-Scholes-Merton option-pricing model to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires the company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the company’s stock price. In accordance with Staff Accounting Bulletin 107 (SAB 107), for all share-based compensation awards granted after December 31, 2007, the average expected life will be based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach provided by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.

Options to Non-employees

On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization. The exercise price of these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the contributors vest over a three year period. On September 5, 2005, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options vested on December 31, 2006 and September 5, 2007, respectively. One-third of the options will vest on September 5, 2008. These options were granted with an exercise price of $6.922 per option. The Company recorded compensation expense of $7.2 million in 2005 upon issuance and vesting to these non-employees.

Options to a Supplier

On March 5, 2007, April 2, 2007, July 2, 2007 and October 1, 2007, the Company granted 50,000 share options to one supplier respectively and 200,000 shares in total in exchange for wafer supplies. The exercise price of these options was $7.00 per option. The options were vested and exercisable on the grant date. The Company recorded the related grant date fair value of these options in cost of revenue of $1,344,000, $1,374,000, $1,539,000 and $1,746,500 in each quarter respectively, for the year ended December 31, 2007.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

The following assumptions were used in the Black-Scholes option pricing model:

	Year Ended December 31, 2007
	Granted on	Granted on	Granted on	Granted on
	March 5, 2007	April 2, 2007	July 2, 2007	October 1, 2007

Average risk-free rate of return	4.900%	5.040%	5.020%	4.150%
Weighted average expected option life	0.25 years	0.25 years	0.25 years	0.25 years
Volatility rate	56.00%	57.58%	61.23%	64.79%
Dividend yield	0%	0%	0%	0%

Restricted Shares to Employees

On November 19, 2006, the Company granted 401,000 restricted shares to certain employees. For 80,000 restricted shares granted to an internal consultant, one-fifth of these shares vested immediately on November 19, 2006, one-fifth vested on November 19, 2007, and one-fifth of those shares will vest on each of November 19, 2008, 2009 and 2010, respectively. For the remaining 321,000 restricted shares to certain employees, one- fifth of these shares vested on November 19, 2007, and one-fifth of these shares will vest on each of November 19, 2008, 2009, 2010 and 2011, respectively.

On November 13, 2007, the Company granted 138,500 restricted shares to certain employees. For 30,000 restricted shares granted to an employee, one-fifth of these shares vested immediately on November 13, 2007. For the remaining 108,500 restricted shares to certain employees, one-fifth of these shares will vest on each of November 13, 2008, 2009, 2010, 2011 and 2012, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company accounts for restricted shares in accordance with SFAS No. 123R, and records the fair value of non-vested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period.

The following table summarizes the activity of unvested restricted stock shares (“Share-Based Awards”) during the year ended December 31, 2007:

	Number of	Weighted Average
	Restricted Shares	Price at Grant Date

Unvested at January 1, 2007	385,000	$27.00
Granted	138,500	59.70
Vested	(78,200)	29.51
Forfeited/expired	(40,000)	27.00

Unvested at December 31, 2007	405,300	$37.69

The Company granted nil and 401,000 restricted shares during the years ended December 31, 2005 and 2006, respectively, with an aggregate grant-date fair value of approximately nil and $10.8 million, respectively. During the years ended December 31, 2005 and 2006, respectively, nil and 16,000 shares of restricted stock vested with a total grant date fair value of nil and $432,000.

As of December 31, 2007, there was $11.6 million of total unrecognized compensation cost related to unvested Share-Based Awards to be recognized over a weighted-average period of 3.9 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Accounting for Supplier Warrants

In July 2006, the Company issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement. The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

22.	OTHER INCOME (EXPENSE)

	Year Ended December 31,
	2005	2006	2007

Foreign currency exchange gain (loss), net	$(883,541)	$2,007,882	$3,463,868
Government grants	100,028	210,672	1,682,893
Loss on financial derivatives	—	(567,664)	(3,701,748)
Investment income	—	—	3,120,000
Other	25,268	408,454	(880,540)

	$(758,245)	$2,059,344	$3,684,473

23.	TAXES BENEFIT (EXPENSE)

The tax benefit (expense) comprises:

	Year Ended December 31,
	2005	2006	2007

Current Tax	$(4,398,058)	$(10,140,321)	$(19,334,221)
Deferred Tax	645,379	2,952,413	6,100,100

	$(3,752,679)	$(7,187,908)	$(13,234,121)

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Suntech Hong Kong is a tax exempted company incorporated in the BVI.

MSK Corporation, incorporated in Japan, is subject to corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective statutory tax rate of approximately 40.69%.

Suntech America is subject to U.S federal corporate income tax of 35%, and also entitled to the state of Maryland income tax rate of 7%. The state income tax paid is deductible for US federal income tax purposes.

Power Solar System Pty. Ltd., or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income and capital gains derived by PSS.

Suntech Cyprus is located in Cyprus, it has no operation and is subject to a basic corporate tax rate of 10%.

Suntech Singapore is located in Singapore and is subject to a flat rate of 18% on its chargeable income.

Suntech Swiss is located in Zurich of Switzerland and is subject to a federal corporate income tax of approximately 9%.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Suntech Solution is subject to U.S federal corporate income tax of 35%, and also entitled to the state of California income tax rate of 8.84%.

Suntech Australia is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0% on any income.

The major operating subsidiary, Wuxi Suntech, is governed by the Foreign Income Tax Law of PRC (“Foreign Income Tax Laws”). The standard statutory income tax rate in the PRC is 33% (30% of state income tax plus 3% of local income tax). As preferential tax treatment of Wuxi Suntech as “High and New Technology” company has been granted with the relevant tax authorities in June of 2005, it is entitled to a preferential tax rate of 15%. Pursuant to the PRC Income Tax Laws, the high and new technology company status needs to be reviewed and approved every two years. Further, as a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2003 to 2004), and a 50% tax deduction for the succeeding three years thereafter (from 2005 to 2007).

Luoyang Suntech is located in Luoyang high and new technology zone. This company is subject to a preferential tax rate of 15% as it is qualified as the “high and new technology enterprise”. As a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011).

Qinghai Suntech is located in Xining Economics Development Zone, Qinghai province. It is entitled a statutory income tax rate of 15% in 2007. The local government also granted Qinghai Suntech a tax refund scheme starting from 2003. The refund was conducted on annual basis for seven consecutive years. The annual refund amount is equal to 100% of Qinghai Suntech’s yearly income tax liability from 2003 to 2007 and 50% of Qinghai Suntech’s income tax liability from 2008 to 2009.

Sunergy Power is a manufacturing-oriented FIE located in the Wuxi high-tech zone. Sunergy Power’s first profitable year was 2007 and was subject to an applicable enterprise income tax rate of 24%. In addition, as a manufacturing-oriented FIE, Sunergy Power will be entitled to a tax exemption from the income tax from 2008 to 2009 and a 50% reduction in the income tax rate for the succeeding three years thereafter from 2010 to 2012. After December 31, 2007, Suntech Power would be subject to a preferential enterprise income tax rate of 15.0% if this company obtains the “high and new technology enterprise” status under the new tax law. This company expects that it will apply for the “high and new technology enterprise” status that will allow it a 15% tax rate under the new tax law.

Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen Special Zone and is subject to an income tax rate of 15%.

Jiangsu Suntech Energy Technology Research Co., Ltd. is subject to income tax rate of 33%.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to the Company’s BVI company and ultimately to the Company’s Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Under the Tax Law, domestically-owned enterprises and foreign-invested enterprises (FIE) are subject to a uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIEs. The Tax Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the Tax Law and which were entitled to a preferential lower tax rate and tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new Tax Law, may continue to be enjoyed until the end of the holiday.

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by $741,198, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other long-term liabilities in the consolidated balance sheet. The company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the future periods. In accordance with the Company’s policies, it accrued and classified interest and penalties related to unrecognized tax benefits as a component of our income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $53,000, and the additional interest and penalties as of December 31, 2007 was immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

A reconciliation of the company’s unrecognized tax benefit from January 1, 2007 to December 31, 2007 is provided in the following table:

2007
(Dollars in
thousands)

Balance as of January 1, 2007	$741
Increases resulting from currency translation	60

Balance as of December 31, 2007	$801

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2007, the Company, excluding the US subsidiary, is subject to examination of the PRC tax authorities.

The U.S. subsidiary’s federal income tax returns for 2006 to 2007 and Maryland state income tax returns for 2006 through 2007 are open tax years, subject to examination by the relevant tax authorities.

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2006	2007

Net loss carried forward	$17,403,939	$13,138,758
Accrued warranty costs	2,850,329	5,899,931
Depreciation of property, plant and equipment	1,585,750	2,387,814
Provision for valuation loss of inventories	1,598,007	1,106,429
Provision for pension	1,513,014	1,462,155
Government grant	361,519	1,051,437
Pre-operating expense	7,181	37,644
Sales commission fee	—	1,079,509
Accrued other expenses	—	904,589
Intangible assets	(29,551,104)	(29,663,829)
Capital lease	(624,723)	(272,095)
Unrealized fair value adjustments	—	(1,142,025)
Others	141,392	58,964

	(4,714,696)	(3,950,719)
Valuation allowance	(20,919,629)	(16,441,745)

	(25,634,325)	(20,392,464)

Deferred tax assets are analyzed as:
Current	393,518	2,828,198
Non-Current	3,704,916	7,783,677

	4,098,434	10,611,875
Deferred tax liabilities are analyzed as:
Current	—	(1,142,025)
Non-current	(29,732,759)	(29,862,314)

	(29,732,759)	(31,004,339)

Total	$(25,634,325)	$(20,392,464)

In assessing the realizability of deferred tax assets, the Company consider whether it is more likely than not that some portion or all of the deferred tax assets will no be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net to the existing valuation allowances at

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The effective income tax rate different from the PRC enterprise income rate of 33% for the reason set forth as follows:

	Year Ended December 31,
	2005	2006	2007

PRC Enterprise Income tax	33%	33%	33%
Effect of different tax rate of subsidiaries	—	(1)%	(1)%
Losses with no tax benefit	20%	3%	4%
Other expenses not deductible for tax purpose	2%	2%	1%
Other income not taxable	—	—	(3)%
Tax exemption and tax relief granted to the Company	(44)%	(30)%	(26)%
Deferred tax effect due to tax rate change	—	—	(1)%

	11%	7%	7%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2005	2006	2007

The aggregate dollar effect (in thousands)	15,089	32,094	47,925

Per share effect — basic	$0.16	$0.22	$0.32

Per share effect — diluted	$0.13	$0.21	$0.28

24.	RELATED PARTY TRANSACTIONS AND BALANCES

The amounts due to related parties as of December 31, 2007 includes: 1) amount payable to Jiangsu Zhongneng Silicon Industry Technology Development Co., Ltd. (“JS Zhongneng”), an associate company of one of the Company’s directors, for material purchase and 2) advances from senior management, the advances from senior management are unsecured, interest free and have no fixed repayment terms.

Related Party Transactions:

The Company has the following related party transactions:

During the years ended December 31, 2005, 2006 and 2007, the Company purchased raw materials from Jiangsu Huariyuan for $1,142,692, $2,827,509 and $222,082, respectively.

The Company purchased raw materials from JS Zhongneng for nil, nil and $9,779,162 during the year ended December 31, 2005, 2006 and 2007, respectively.

25.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $170,323, $984,355 and $1,144,597 for the years ended December 31, 2005, 2006 and 2007, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2007 were as follows:

Twelve Months Ending December 31:	$

2008	1,418,960
2009	982,314
2010	637,353
2011	14,392

Total	3,053,019

b)	Commitments

As of December 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated $117,733,282. The Company has entered into several purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2007, future minimum purchases remaining under the agreements approximated $223,684,779.

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

On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay” obligation to purchase the contracted minimum volume each year over a 10-year period starting from January 1, 2007 at pre-determined fixed price. The minimum purchase amount over the 10-year contract period is $5.1 billion.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

On December 12, 2006, the Company entered into a 5-year supply agreement with a supplier, under which the Company agreed to purchase raw material in an aggregate amount of approximately $366 million to $670 million over the next 5 years.

On January 16, 2007, the Company entered into an 8-year supply agreement with a supplier, under which the Company agreed to pay up to $124 million to the supplier over an 8-year period starting from January 1, 2008.

On June 13, 2007, the Company entered into a 10-year supply agreement with a supplier, under which the Company agreed to pay up to $678 million to the supplier subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The contract provided for the delivery of predetermined volumes of polysilicon each year at set prices, using a take-or-pay approach, beginning with the first shipment in 2009 and continuing over a ten-year period from the first shipment. The contract also provided for an initial deposit of $2 million to the supplier upon signing and required that the Company make additional prepayments for products in the amount of $45 million.

On August 21, 2007, the Company entered into a 7-year supply agreement with a supplier, under which the Company agreed to purchase between 2,400 metric tons and 3,000 metric tons of product during the period commencing on January 1, 2009 and ending on December 31, 2015.

On September 30, 2007, the Company entered into a 4-year supply agreement with a supplier, under which the Company agreed to purchase 510MW of solar wafer over the next 4 years starting from January 1, 2008.

On October 23, 2007, the Company entered into a 16-year supply agreement with a supplier, under which the Company agreed to purchase raw material in an agreement amount of approximately 1.5 billion over the next 16 years.

The following is a schedule, by year, of future minimum obligation under these long-term supply agreements as of December 31, 2007:

Twelve Months Ending December 31:

2008	$634,779,206
2009	1,052,292,379
2010	1,390,017,686
2011	1,657,500,748
2012	998,968,816
Thereafter	5,234,359,425

Total	$10,967,918,260

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

26.	SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2005	2006	2007

Europe:
— Germany	$101,590,474	$254,369,393	$685,761,874
— Spain	18,160,446	123,547,435	466,195,894
— Others	41,536,338	43,783,602	43,732,060

Europe Total	161,287,258	421,700,430	1,195,689,828
China	56,399,958	129,704,122	25,715,619
South Africa	488,374	1,910,889	873,621
USA	1,725,002	20,416,008	86,717,709
Japan	—	4,250,585	8,442,955
Others	6,099,558	20,888,052	30,822,459

Total net revenues	$226,000,150	$598,870,086	$1,348,262,191

The following table summarizes the Company’s long-lived assets by geographic locations:

	As of December 31,
	2006	2007

China	$238,521,152	$577,801,457
Japan	$111,563,837	$76,395,723

27.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,
	2005	2006	2007

Company A	*	*	$272,260,592
Company B	*	*	201,259,584
Company C	*	*	171,842,528
Company D	$72,443,049	$128,125,187	*

*	Less than 10%

The accounts receivable with the largest balance represents 41% and 21% of the balance of the account at December 31, 2006 and 2007, respectively. The accounts receivable with the second largest balance represents 17% and 14% of the balance of the account at December 31, 2006 and 2007, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 — (Continued)
(In U.S. dollars, except share data.)

28.	SUBSEQUENT EVENTS

On January 14, 2008, the Company acquired 100% of outstanding shares in Wuxi University Science Park International Incubator Co., Ltd. with a total consideration of $10.2 million. The Company is also responsible for paying off the outstanding debt of $5.6 million carried from the acquired company at the date of the acquisition.

On January 25, 2008, the Company established a 100% owned subsidiary, Xinjiang Suntech Energy Engineering Co., Ltd. The company principally engages in solar power system integration projects in China.

On January 28, 2008, the Company entered into a share purchase agreement with KSL-Kuttler Automation Systems GmbH to acquire 100% of outstanding shares in the company with a total consideration of $49.8 million. The transaction is subject to the satisfaction of pre-closing conditions and relevant governmental approvals. The Company is in the process of determining preliminary goodwill which will be subject to adjustment upon finalization of the purchase price allocation.

On February 25, 2008, the Company entered into a securities purchase agreement with Hoku Scientific, Inc. to subscribe 2,314,815 newly issued shares with a total consideration of $20.0 million.

On February 1, 2008, the Company established a 100% owned subsidiary, Suntech Power (Korea) Co. Ltd. The company principally engages in sales and marketing activities in the region.

On March 6, 2008, the Company entered into a subscription agreement with Nitol Solar Limited (“Nitol”) to subscribe for newly issued shares for a total consideration of $33.3 million. In addition, the Company also agreed pursuant to the subscription agreement to subscribe for the additional newly issued shares for an additional total consideration of $66.7 million in two equal tranches upon the satisfaction of various conditions precedent. The Company’s subscription represents a minority interest in Nitol.

On March 17, 2008, the Company completed a private placement of US$575 million aggregate principal amount of Convertible Senior Notes due March 15, 2013, with an interest rate of 3% (“Convertible Notes” or “Notes”). The notes reflect the exercise in full by the initial purchasers of their option to purchase up to an additional US$75 million of the notes to cover over-allotments. Each $1,000 principal amount of the notes will initially be convertible into 24.3153 American Depository Shares, or ADS, par value $0.01 per Share at a conversion price of $41.13, subject to adjustment in some circumstances.

*  *  *  *  *  *