Form 20-F
period 2008-12-31
Suntech Power Holdings Co., Ltd.
filed 2009-05-08
CIK 1342803

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of Principal Executive Offices)

Mr. Rory Macpherson
Telephone: 86-21-6288-5574
Facsimile: 86-21-6288-5574 ext.1985
Email: rory@suntech-power.com
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value $0.01 per share	New York Stock Exchange
American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Ordinary Share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

155,880,532 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing: U.S. GAAP ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

SUNTECH POWER HOLDINGS CO., LTD.
ANNUAL REPORT ON FORM 20-F

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“¥” and “Japanese Yen” are to the legal currency of Japan;

•	“€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“Pluto technology” are to our high efficiency PV cell technology;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly owned subsidiary in the British Virgin Islands;

•	“Suntech China” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly owned subsidiary in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 and as of December 31, 2007 and 2008.

We and certain selling shareholders of our company completed the initial public offering of 30,337,000 ADSs, each representing one ordinary share on December 19, 2005. On December 14, 2005, we listed our ADSs on the New York Stock Exchange under the symbol “STP.” On February 12, 2007, we closed an offering of $500 million of 0.25% convertible senior notes due 2012, or the 2012 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. On March 17, 2008, we closed an offering of $575 million of 3.00% convertible senior notes due 2013, or the 2013 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

PART I

Item 1.	Identity Of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected consolidated statement of operations data for the five years ended December 31, 2008 and the consolidated balance sheet data as of December 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA, Ltd. on our consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years in the period ended December 31, 2008 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheets as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Consolidated Statement of Operations Data
(in millions, except share, per share and per ADS data)
Net revenues
PV modules	78.0	170.1	471.9	1,331.7	1,785.8
PV cells	7.3	54.7	124.6	13.7	99.3
PV system integrations	—	1.2	2.4	2.9	27.2
Others	—	—	—	—	11.2
Total net revenues	85.3	226.0	598.9	1,348.3	1,923.5

	Year Ended December 31,
	2004	2005	2006	2007	2008

Cost of revenues
PV modules	54.9	121.2	357.9	1,057.6	1,448.2
PV cells	5.3	35.4	90.1	14.5	97.5
PV system integrations	—	0.8	2.0	2.1	26.0
Others	—	—	—	—	8.9
Total cost of revenues	60.2	157.4	450.0	1,074.2	1,580.6
Gross profit	25.1	68.6	148.9	274.1	342.9
Operating expenses
Selling expenses	1.7	3.7	9.0	30.6	59.3
General and administrative expenses(1)	2.8	17.5	26.8	44.5	85.8
Research and development expenses	0.5	3.4	8.4	15.0	15.3
Total operating expenses	5.0	24.6	44.2	90.1	160.4
Income from operations	20.1	44.0	104.7	184.0	182.5
Interest income (expense), net(2)	(1.0)	(7.6)	5.5	7.2	(25.0)
Other income (expense)(1)	0.1	(2.1)	0.6	(8.7)	(69.4)
Tax benefit (expense)	0.6	(3.8)	(7.2)	(13.2)	(1.6)
Net income after taxes before minority interest	19.8	30.5	103.6	169.3	86.5
Minority interest	—	—	1.4	2.7	1.4
Equity in (loss) earnings of affiliates	—	0.1	1.0	(0.7)	0.3
Net income	$19.8	$30.6	$106.0	$171.3	$88.2
Deemed dividend on Series A redeemable convertible preferred shares	—	(2.4)	—	—	—
Net income attributable to holders of ordinary shares	19.8	28.2	106.0	171.3	88.2
Net income per share and ADS
— Basic	$0.22	$0.31	$0.71	$1.13	$0.57
— Diluted	$0.22	$0.26	$0.68	$1.02	$0.52
Shares used in computation
— Basic	90.0	92.0	148.7	151.7	154.7
— Diluted	90.0	116.8	156.1	169.3	170.5

(1)	We have reclassified the aggregate foreign currency exchange gains and losses from income from operations to within other income and expense starting January 1, 2008. The corresponding comparative amounts shown are in line with this reclassification.

(2)	Includes “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2004	2005	2006	2007	2008

Other Consolidated Financial Data (in percentages)
Gross margin	29.5	30.3	24.9	20.3	17.8
Operating margin	23.6	19.5	17.5	13.6	9.5
Net margin	23.2	13.5	17.7	12.7	4.6

	Year Ended December 31,
	2004	2005	2006		2007		2008

Selected Operating Data
Products sold (in MW)
PV modules	25.9	49.8	121.1		358.8		459.4
PV cells	3.6	17.9	38.5		4.5		35.0

Total	29.5	67.7	159.6	(1)	363.3	(1)	494.4	(1)

Average selling price (in $ per watt)
PV modules	$3.01	$3.42	$3.89		$3.72		$3.89
PV cells	$2.02	$3.05	$3.23		$3.06		$2.84

(1)	In addition to the 159.6 MW, 363.3 MW and 494.4 MW of PV cells and modules that we sold in 2006, 2007, and 2008, respectively, we also sold PV system integration services which amounted to 0.5 MW, 0.4 MW and 1.1 MW in 2006, 2007 and 2008, respectively.

	As of December 31,
	2004	2005	2006	2007	2008

Consolidated Balance Sheet Data
(in millions)
Cash and cash equivalents	$19.1	$359.3	$225.5	$521.0	$507.8
Inventories	17.5	40.4	200.3	176.2	231.9
Accounts receivable	5.3	1.7	98.9	237.6	213.1
Advance to suppliers	2.2	24.0	79.4	61.4	56.9
Amounts due from related parties — current	—	—	—	—	101.0
Property, plant and equipment, net	13.2	39.7	113.8	293.0	684.5
Long-term loan to suppliers	—	—	22.2	103.3	84.0
Long-term prepayments	—	—	132.3	161.7	248.8
Amounts due from related parties deemed to be financial assets	—	—	—	—	278.0
Total assets	68.5	481.7	1,098.0	1,957.0	3,223.8
Short-term borrowings	34.4	52.2	288.2	321.2	638.5
Total current liabilities	40.2	72.0	356.8	478.1	976.7
Convertible notes	—	—	—	500.0	981.2
Accrued warranty costs	0.8	2.6	8.8	22.5	41.4
Total shareholders’ equity	27.4	401.9	652.5	888.0	1,074.4
Total liabilities and shareholders’ equity	$68.5	$481.7	$1,098.0	$1,957.0	$3,223.8

Exchange Rate Information

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. We conduct our business in an industry that generally uses the U.S. dollar as its currency of reference. Since a substantial portion of our operating activities and substantially all of our financing and investing activities are conducted using U.S. dollars, our management believes that the U.S. dollar is the most appropriate currency to use as our functional currency and as our reporting currency for our consolidated financial statements.

For our subsidiaries whose particular functional currency is not the U.S. dollar, the asset and liability accounts are translated into our reporting currency using exchange rates in effect at the balance sheet dates and income and expense items are translated using weighted average exchange rates.

Some of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use Japanese Yen or Euro as their functional currency. We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into U.S. dollar at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade. On May 1, 2009, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.8180 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per $1.00)

2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2008
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May (through May 1)	6.8180	6.8180	6.8180	6.8180

(1)	For December 2008 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2009 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

The global liquidity and credit crisis may cause significant disruptions to our major customers’ businesses as well as to their ability to access sources of liquidity. Demand for our products has been, and will continue to be, adversely affected by increases in the cost of credit and liquidity constraints.

The current global liquidity and credit crisis since the second half of 2008 has been having a significant negative impact on businesses around the world. Many of our key markets and our targeted markets, including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan, as well as other national economies, have entered a period of economic contraction or significantly slower economic growth. In particular, the current global economic crisis, weak consumer confidence, diminished consumer and business spending, and asset depreciation have contributed to a significant slowdown in the market demand for products that require significant initial capital expenditures, including the demand for our products and related services. Many of our customers have experienced difficulty in obtaining credit in the current economic environment, and even if they have been able to obtain credit, the cost of such financing has increased and/or the time necessary to arrange such financing has been substantially prolonged. This lack of and increase in the cost of financing have reduced our customers’ profits and expected returns on investments in capital projects, leading to the cancellation or postponement of some projects, which has had, and may continue to have, a negative impact on the demand for our products. These project cancellations and postponements, coupled with longer inventory holding periods for our polysilicon and silicon wafers, also have the potential of negatively impacting our working capital and tying up our operating cash flow. We cannot assure you when an economic recovery may occur, or even when an economic recovery does occur, that demand for our PV products and related services will increase. A protracted disruption in the ability of our significant customers to access sources of liquidity could cause serious disruptions to or an overall deterioration in their businesses, which could lead to a significant reduction in their future orders for our products and the inability or failure on their part to meet their payment obligations to us (as evidenced by the significant increase in our allowance for doubtful receivables in 2008), any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience continuing pressure on our profit margins as, since the fourth quarter of 2008, the average market price of PV products continues to be pushed down by the decrease in demand for PV products.

Demand for PV products has decreased as a result of the global economic crisis, but the supply of PV products has increased significantly as many manufacturers of PV products worldwide, including our company, have engaged in significant production capacity expansion in recent years. Beginning in the fourth quarter of 2008, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers have reduced their average selling prices in an attempt to obtain sales. We are continuing our efforts to distinguish our PV products through features such as high conversion efficiency, quality of manufacture and warranty, and adequate provision of credit to customers, but there can be no assurance under current macroeconomic conditions that our efforts will succeed in preventing further declines in demand for or further decreases in the average selling price of our products. There can be no assurance that such trend may not continue, which could cause our sales and/or our margins to decline and have a material adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates have had, and could continue to have, an adverse affect on our results of operations.

A substantial portion of our sales is currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in other currencies. Fluctuations in currency exchange rates have had, and could continue to have, an adverse effect on our results of operations.

During 2007 and through the first two quarters of 2008, the Euro appreciated significantly against the U.S. dollar. During this period, we began to denominate many of our European sales contracts in Euros rather than

U.S. dollars, and we recorded foreign exchange gains accordingly. The appreciation of the Euro during this period also had a positive impact on the average selling prices of our products reported in U.S. dollar terms. In the third and fourth quarters of 2008, the Euro depreciated significantly against the U.S. dollar, and in both such quarters we recorded foreign exchange losses that were attributable in significant part to such Euro depreciation. These foreign exchange losses had a material adverse effect on our operating results in the third and fourth quarters of 2008. Such depreciation of the Euro also had a negative impact on the average selling prices of our products reported in U.S. dollar terms during such period. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may continue to incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure. Continued fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, could result in foreign exchange losses and affect our gross and net profit margins.

In addition, our financial statements are expressed in U.S. dollars, but some of our subsidiaries use different functional currencies, such as Renminbi, Japanese Yen and Euros. The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. Any significant fluctuation in exchange rates may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.

The prices of polysilicon and silicon wafers have been subject to significant volatility. We may not be able to fully pass on to our customers our raw material costs, which may reduce our profitability.

From 2003 through mid-2008, rapidly growing demand from the PV industry coupled with shortages in the supply of polysilicon and silicon wafers resulted in sharp increases in the prices of these raw materials. Since the beginning of the fourth quarter of 2008, however, the prices of polysilicon and silicon wafers have fallen significantly as a result of the global economic crisis, which has depressed demand for PV products as sponsors of PV projects found it increasingly difficult to obtain cost-effective financing for large scale solar project installations.

In 2008, we sourced our polysilicon and silicon wafers through a combination of multi-year supply agreements, short-term supply arrangements and spot market purchases. The unit prices of polysilicon and silicon wafers under our multi-year supply agreements were lower than prices on the spot market at the time we entered into these agreements. The prices in these agreements are typically fixed for the first year or two, after which some agreements provide for subsequent annual prices to be set according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. Beginning in the fourth quarter of 2008, the rapid declines in the spot market silicon price coupled with decreases in demand for PV products have hampered our ability to pass on to our customers the cost of the significant portion of our inventories of raw material that was procured at relatively higher prices during the earlier period of supply shortage. As a result, our provisions for inventories increased from $1.3 million in 2007 to $50.1 million in 2008, which contributed to an increase in our cost of revenues and a decrease in our gross profit for 2008. Future price volatility of polysilicon and silicon wafers and our inability to fully pass on to our customers our raw material costs may continue to have a material adverse effect on our business, financial condition, results of operations and prospects.

Our ability to adjust our raw materials costs may be limited as a result of our entering into multi-year supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

In order to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of multi-year supply agreements from 2006 through 2008. Due to the decrease in prices of polysilicon and silicon wafers since the fourth quarter of 2008, we have sought to re-negotiate the unit price and volume terms of many of our multi-year supply agreements and have entered into amendments for some of them. We are continuing to negotiate amendments to other multi-year supply agreements. If the prices of polysilicon or silicon wafers continue to decrease in the future and we are unable to re-negotiate the unit price and volume terms of some of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In the event that our raw material costs become comparatively higher than that of our competitors who are able to procure polysilicon and silicon wafers at lower prices, our business and results of operations could be materially and adversely affected. The unit prices under these agreement were typically lower than prices on the spot market at the time we entered into these agreements. However, due to the significant declines in spot market silicon prices since the fourth quarter of 2008, the gap between the unit prices under our agreements and the spot market prices have narrowed significantly. We believe the spot prices of silicon wafers will continue to fall during 2009. In addition, many of our multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice us for the full purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually order the required volume. While we have sought to re-negotiate the terms of our “take or pay” supply agreements, and have in some instances obtained reduced prices and other concessions from several of our suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under re-negotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant. In the event we are unable to re-negotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up and may be required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, during the course of such negotiations we may be subject to litigation if mutual agreement cannot be reached between us and our suppliers. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Advance payments and interest free loans we have provided to our polysilicon and silicon wafer suppliers as well as improved credit terms we have provided for our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Purchases of polysilicon and silicon wafers have required, and will continue to require, us to make significant funding commitments, including working capital commitments. Most of our multi-year supply agreements require us to provide interest free loans, prepayments of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments without receiving collateral for such payments, and some supply contracts require us to provide equity-based incentives. As a result, our claims for such payments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. We will suffer losses if such suppliers fail to fulfill their delivery obligations under the contracts. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments or interest free loans. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

We had benefited from the low interest rate, abundant credit environment pre-dating the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms. Given the current economic environment, particularly the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due. The extended credit terms to our customers have created additional demands on our working capital, as well as increased defaults in accounts receivable and prepayments due to the deteriorating world economy in 2008. Accordingly, we have increased our provision for doubtful accounts from $1.4 million in 2007 to $15.8 million in 2008. In addition, some of these customers are new customers with whom we have not had extensive business dealings historically. The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

We may not be able to accurately forecast customer demand by product type, which could render us unable to fulfill customer orders or could cause us to incur costs associated with carrying excess raw materials.

We have entered into a number of multi-year sales contracts with our customers, and these contracts do not require our customers to specify the exact types of PV products to be purchased or to specify the exact timing of such purchases. As a result, we must rely on internal forecasts to estimate the type and volume of raw materials to purchase and the timing of such purchases (especially polysilicon and silicon wafers), as well as the type and volume of products to be manufactured and the timing of such production. If our internal forecasts do not accurately anticipate customer demand, the level of which may vary for a variety of reasons beyond our control, we may incur costs associated with carrying excess raw materials and/or inventory or not having sufficient raw materials and/or inventory available to fill customer orders, and our business and results of operations could be materially and adversely affected.

Our dependence on a limited number of suppliers for a substantial portion of polysilicon or silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities and with the required quality, which could result in order cancellations, penalty payments, decreased revenue and loss of market share.

In 2008, our five largest suppliers supplied in the aggregate 44.4% of our total polysilicon and silicon wafer purchases. If we fail to develop or maintain our relationships or become involved in disputes with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share. For example, on February 20, 2009, we received a letter from DC Chemical Co., Ltd., one of our major suppliers of polysilicon with whom we have a take-or-pay arrangement, alleging that we had failed to remit advance payments on January 27, 2009 and February 1, 2009 under the terms of two long term supply agreements and threatening legal action if these amounts are not promptly and fully paid. We are engaged in ongoing discussions with DC Chemical Co., Ltd. to reach an amicable resolution to the matter. There is no assurance that we will be able to resolve this dispute in the near future or at all.

In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of polysilicon or silicon wafers to us may adversely affect our business, financial condition and results of operations. If any of our suppliers fails to deliver agreed quantities of polysilicon, we cannot assure you that we will be able to secure polysilicon in a timely manner, or at all, through spot market purchases or new supply contracts, or that the price of such purchases or the terms of such contracts would be favorable to us.

Until the fourth quarter of 2008, we had historically experienced an industry-wide shortage of polysilicon and silicon wafers. If we again experience an industry-wide shortage of polysilicon and silicon wafers, our failure to obtain sufficient quantities of polysilicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

To maintain competitive manufacturing operations, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient volumes. Until the fourth quarter of 2008, we had experienced an industry-wide shortage of polysilicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient polysilicon and silicon wafers to us. While we do not believe an industry-wide shortage of polysilicon and silicon wafers will re-occur in the short-term because of current market conditions and the creation of additional polysilicon and silicon wafer manufacturing capacity by new entrants to the industry, we cannot assure you that market conditions will not again rapidly change. We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others:

•	the terms of our polysilicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all;

•	as we only began our business operations in May 2002, we generally do not have a long history with our polysilicon and silicon wafer suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis. Some of our polysilicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient polysilicon or silicon wafers to satisfy their contractual obligations to us;

•	compared to us, many of our competitors who also purchase polysilicon and silicon wafers from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over some of our key suppliers; and

•	our supply of polysilicon and silicon wafers is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

If we fail to obtain delivery of polysilicon and silicon wafers in amounts and according to time schedules that we expect, we may be forced to reduce production, which will adversely affect our revenues. Our failure to obtain the required amounts of polysilicon and silicon wafers on time and at commercially reasonable prices can substantially limit our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient polysilicon and silicon wafers will result in under-utilization of our production facilities and an increase of our marginal production cost. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

We currently have a significant amount of debt outstanding. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

We currently have a significant amount of debt outstanding. The principal amount of total debt outstanding was $1.5 billion as of March 31, 2009. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature, as well as our repurchase obligation under our 2012 convertible notes. The holders of the 2012 convertible notes have the right to require us to repurchase all or a portion of their notes on February 15, 2010 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. As of December 31, 2008 and May 7, 2009, we had approximately $406.2 million and $255.8 million principal amount of 2012 convertible notes outstanding, respectively.

•	triggering an event of default if we fail to comply with any of our payment or other obligations contained in our debt agreements, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy;

•	putting pressure on our ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Our ability to meet our payment and other obligations under our outstanding debt depends on our ability to generate cash flow in the future or to refinance such debt. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to meet our obligations under our outstanding debt and to fund other liquidity needs. The current global liquidity and credit crisis since the second half of 2008 has been having a significant negative impact on the financing abilities of businesses worldwide, including that of our company. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. The sale of additional equity securities could result in dilution to our ADS holders. The incurrence of additional indebtedness would result in increased interest rate risk and debt service obligations, and could result in operating and financing covenants that would further restrict our operations. In addition, the level of our indebtedness and the amount of our interest payments could limit our ability to obtain the financing required to fund future capital expenditure and working capital. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, especially prepayments and loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, during 2009 we will need capital to accelerate retrofitting of existing production lines to our Pluto technology, selectively increase our aggregate manufacturing capacity based upon strategic considerations, construct the building to house our PV cell production facility in Yangzhou, China, and fund our research and development activities in order to remain competitive. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

We are expanding our thin film production capabilities and may face uncertainty in the demand for thin film products or may be unable to compete against existing thin film producers.

We plan to complete construction and fitting of our facility in Shanghai so that we may begin the commercial manufacture of PV modules utilizing thin film technology with an initial capacity of up to 50 MW in the second half of 2009. While we have had extensive experience in the PV market, we are relatively new to the thin film market and may require some time to adapt to market conditions and new operational and technical challenges that may arise. We may not be familiar with customer demands in the thin film market and may also face difficulties in promoting our thin film products. We also rely on our thin film equipment providers for guarantees relating to certain performance measures, including conversion efficiencies, during the initial production phase. We cannot ensure that such performance metrics will improve or stay at initial levels during ramp-ups in production after the initial production phase. Furthermore, there are established and more experienced competitors in the thin film market that may possess superior technology and have better known brand names in the thin film market than us. If we are unable to operate competitively in the thin film market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to manage our expansion of operations effectively.

We commenced business operations in May 2002 and have since expanded rapidly. We have increased our annualized manufacturing capacity of PV cells from 10 megawatts, or MW, in 2002 to 540 MW as of December 31, 2007 and to 1,000 MW as of December 31, 2008. In addition, in 2008 we have made efforts to localize our sales and marketing efforts in key markets, including establishing regional headquarters such as Schaffhausen (which is outside of Zurich) for Europe, San Francisco for the United States and Dubai for the Middle East, opened a number of local sales offices including in Australia, Germany, Italy, Korea and Spain, and hired local sales personnel to further develop key relationships and support our growth in targeted markets. To manage the growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, upgrade and improve our manufacturing capacity and operations, and expand, train and manage our growing employee base. We have opened offices in local markets where we have limited experience with operating assets and businesses in such jurisdictions, and we rely on our local management. Failure to effectively manage our local offices and our local management could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of PV products, which may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the next several years, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political, policy and fiscal developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Governments in many of our key markets, most notably France, Germany, Greece, Italy, Spain, South Korea and the United States, have provided subsidies and economic incentives to encourage the use of renewable energy such as solar power and reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted or potential markets is significantly affected by the availability of government subsidies and economic incentives.

Government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we anticipate that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our solar modules may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our products.

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

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to maintain sufficient capacity utilization of our facilities, grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China and the United States, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems, particularly in the current economic environment;

•	capital expenditures by end users of PV products which tend to decrease when the economy slows down;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the PV industry;

•	public perception of the direct and indirect benefits of adopting renewable energy technology;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; and

•	deregulation of the electric power industry and the broader energy industry.

We face intense competition from other companies producing solar energy and other renewable energy products.

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to maintain or increase our revenues and market share. Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Sharp Corporation, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Kyocera Corporation, Renewable Energy Corporation, SolarWorld AG and SunPower Corporation. Some of our competitors have also become vertically integrated to include upstream polysilicon and silicon wafer manufacturing and downstream PV system integration.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources. A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and silicon wafers and solar grade polysilicon and silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing polysilicon and silicon wafer supplies in times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

We will need to invest significant financial resources in research and development to keep pace with technological advances in the rapidly evolving PV industry and to effectively compete in the future. Our research and development efforts are focused on improving conversion efficiencies, enhancing production processes to reduce silicon usage per watt, developing thin film silicon PV cell technologies and improving the ability to utilize lower and less expensive grades of silicon to manufacture wafers. Research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. In addition, a variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

Our future success substantially depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. During 2009, we plan to accelerate retrofitting of existing production lines to our high efficiency Pluto technology to achieve 300 MW of Pluto cell capacity by the end of 2009. Our efforts to reduce our manufacturing costs include lowering our silicon and non-silicon material costs, improving manufacturing productivity, curtailing expansion plans and related capital expenditures, and adopting additional lean manufacturing processes. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as long lead times or delays with certain equipment vendors relating to equipment required to establish our Pluto production lines;

•	our ability to renegotiate our existing supply agreements;

•	our ability to address safety and quality issues;

•	delays or denial of required approvals by relevant government authorities; and

•	diversion of significant managerial and other resources to other matters.

If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned. Moreover, we cannot assure you that if we do achieve our improvement and cost reduction goals that we will be able to generate sufficient customer demand for our PV products.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our PV products to a limited number of customers, including value-added resellers such as distributors and system integrators, as well as end users such as project developers. In 2008, our top five and top 10 largest customers accounted for 27.2% and 40.9% of our total net revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future.

Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of alternative products competitive with ours;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. The accounts receivable with the largest and the second largest balances represented 13% and 8% of the balance of the account at December 31, 2008, respectively. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2008, we sold 93.0% of our products to customers outside of China. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to systems integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

Problems with product quality, product performance or workmanship may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share.

Our PV modules and the standard PV modules of our Japanese subsidiary MSK Corporation, or MSK, sold outside of Japan are typically sold with a five-year and a two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 12-year and a 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold outside of Japan contain a 10-year and a 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product.

We and MSK have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than six years. We accrue 0.3% of our MSK PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2008, our accrued warranty costs amounted to $41.4 million. Because our products and workmanship have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products or workmanship are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expenses to repair or replace defective products and provide repairs in the future. Furthermore, widespread product failures and workmanship defects may damage our market reputation and cause our sales to decline.

In our PV systems integration business, we currently offer a standard workmanship warranty that includes a five-year or a 10-year warranty for defective workmanship or PV system breakdown. The warranty covers the solar generating system and provides for no-cost repair or replacement of the system or system components, including any associated labor during the warranty period. Future product failures for our systems integration segment business could cause us to incur additional, substantial expenses to repair or replace defective products. In our PV systems integration business, while we generally pass through manufacturer warranties we receive from our suppliers to our customers, we are responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, our systems integration business may be required to incur substantial costs before we are compensated, if at all, by the manufacturer. Furthermore, our systems integration warranty may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters. As a result, the possibility of future product failures or workmanship defects could cause us to incur substantial expenses, which in turn would harm our reputation, financial condition and results of operations.

Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances. Any failure to successfully implement this strategy could have a material adverse effect on our market penetration and revenue growth in future periods.

We intend to continue to evaluate strategic acquisitions and investments and to establish and maintain strategic alliances with third parties in the PV industry. Our past strategic initiatives included:

•	focusing on downstream acquisitions, joint ventures and strategic alliances in systems integration and project development, including (i) our acquisition of MSK a leading manufacturer of BIPV systems based on Japan, (ii) our acquisition of Suntech Energy Solutions, Inc. (formerly EI Solutions, Inc.), a commercial solar systems integration company based in the United States, (iii) the creation of Gemini Solar Development Company LLC, or Gemini Solar, and Gemini Fund I Manager LLC, or Gemini Fund, in collaboration with MMA Renewable Ventures, LLC, or MMA, to develop, finance, own and operate large-scale PV projects in the United States that are 10 MW or greater in size (in April 2009, the majority of the assets of MMA, including its interests in Gemini Solar and Gemini Fund, were acquired by Fotowatio, a Madrid-based solar power development company involved in PV development and construction projects), and (iv) our investment in Global Solar Fund, S.C.A, Sicar, or GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector;

•	investing in upstream suppliers to secure high-quality and low-cost polysilicon and silicon wafers, which included our acquisitions of minority stakes in each of Asia Silicon Co., Ltd, or Asia Silicon, Glory Silicon Technology Investments (Hong Kong) Company Limited, or Glory Silicon, Hoku Scientific, Inc., or Hoku Scientific, Nitol Solar Limited, or Nitol Solar, Shunda Holdings Co., Ltd. (Cayman), or Shunda Holdings, and Xi’an Longji Silicon Material Co., Ltd., or Xi’an Longji Silicon; and

•	acquiring strategic assets to complement our manufacturing and design capabilities, including (i) our acquisition of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, a leading Germany-based manufacturer of automation systems for the printed circuit board industry, and (ii) our entry into a subscription agreement to acquire up to a 75% interest in CSG Solar AG, or CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology.

Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including:

•	we may face difficulty in assimilating the operations and personnel of acquired businesses;

•	we may suffer disruption to our ongoing businesses and distraction of our management and the management of acquired companies;

•	we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•	we may incur unanticipated expenses relating to technology and other integration;

•	we may fail to achieve additional sales and fail to enhance our customer base through cross-marketing of the combined company’s products to new and existing customers;

•	our relationships with our current and new employees, customers and suppliers may be impaired;

•	we may not be putting our capital to its most efficient use by pursuing certain acquisitions or investments, which may leave us unable to pursue better opportunities or to invest in promising capital projects in the future;

•	we may be subject to litigation resulting from our business combinations or acquisition activities; and

•	we may assume unknown liabilities associated with the acquired businesses.

In addition, strategic alliances could subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to our business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement, subject us to the risk that the third party will not perform its obligations under the relationship and impair attempts to pursue other similar initiatives with other parties that could have been more successful, any of which may subject us to losses over which we have no control or to expensive termination arrangements.

We cannot assure you that we will be successful in expanding our business upstream and downstream along the solar power value chain through our strategic initiatives. Any failure to successfully identify, execute and integrate our strategic acquisitions, investments and alliances may have a material adverse effect on our growth, business prospects and results of operations. As a result, the price of our ADSs may decline. Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities, which could have a material adverse effect on our results of operations and cause the price of our ADSs to decline.

Any failure to integrate acquired businesses into our operations successfully and any material changes to our acquired business beyond our control could adversely affect our business.

In 2008, we acquired KSL-Kuttler, a leading Germany-based manufacturer of automation systems for the printed circuit board industry, and Suntech Energy Solutions, Inc. (formerly EI Solutions, Inc.), a commercial solar system integration company based in the United States. In the future, we may acquire additional companies, products or technologies. The integration of the operations of any acquired business requires significant effort, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. Our efforts to integrate the operations of any acquired business with our existing operations and our ability to execute our plans for an acquired business may be affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of the acquired business, as well as cultural and language differences between different geographic locations. As a result, we may have to incur additional expenses and expend significant amounts of our management’s time. Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business. In addition, there is no guarantee that any such business that we acquire in the future will become profitable or remain so.

The success of our integration of an acquired business into our operations depends on a number of factors, including, but not limited to:

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products;

•	our ability to manage the acquired brands and the combined product lines with respect to the customers of the acquired business and any decrease in customer loyalty and product orders caused by dissatisfaction relating to the acquisition and integration;

•	our ability to continue to grow our operations and realize the potential of the acquisition; and

•	our ability to retain key employees while reducing non-core personnel rendered redundant by the integration.

These factors, among others, will affect whether an acquired business can be successfully integrated into our business. If we fail to integrate acquired businesses into our operations successfully, we may be unable to realize the business and operational synergies and efficiencies or other benefits that we expect from the acquisition and our competitive position in the marketplace could suffer.

In addition, we do not have absolute control over investments or joint ventures where we are the minority shareholder nor do we maintain control over the actions of the other shareholders. In certain instances material changes may occur in these investments or joint ventures that may affect us negatively, such as the transfer of ownership stake to third parties who we are not familiar with or who do not share the same vision as us for the investment or joint venture. Transfer of ownership under such circumstances may negatively affect the integration of our investments and our business.

We may incur impairment losses on our acquisitions and investments in equity securities.

We have made minority investments in the equity securities of a number of companies, including Asia Silicon, Glory Silicon, Hoku Scientific, Nitol Solar, Shunda Holdings and Xi’an Longji Silicon. Under U.S. generally accepted accounting principles that we are subject to, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period. In the fourth quarter of 2008, due to the rapid decline in silicon prices and the difficult financing environment, we incurred charges of $60.0 million and $13.8 million related to the impairment of our investments in Nitol Solar and Hoku Scientific, respectively. In particular, Nitol Solar’s financial position was materially impacted and it incurred a significant loss due to fixed assets impairment and loss on financial instruments. We cannot assure you that we will not need to incur additional expenses related to the impairment of such investments, or other investments, in the future. Any such impairment expense could have a material adverse effect on our business, financial condition, results of operations and prospects.

We often act as the general contractor for customers in our PV systems integration business in connection with the installation of solar power systems, and our PV systems integration business is subject to risks associated with construction, cost overruns, delays and other contingencies tied to performance bonds and letters of credit, which could have a material adverse effect on our business and results of operations.

Our PV systems integration business often acts as the general contractor for customers in connection with the installation of solar power systems. Generally, essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. For example, the cost of commodities used in such projects, such as steel, may fluctuate significantly in price between the time we submit a bid for a project and the time when we actually make purchases for the project. In addition, we require qualified and licensed subcontractors to install many systems forming part of the project. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, some customers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions. Due to the general performance risk inherent in construction activities, it has recently become increasingly difficult to secure suitable bonding agencies willing to provide performance bonding, and obtaining letters of credit requires adequate collateral. In the event we are unable to obtain suitable bonding or sufficient letters of credit, we will be unable to bid on, or enter into, sales contracts requiring such guarantees.

In addition, customers undertaking larger PV projects often require the payment of substantial liquidated damages for each day, or each other time period, the installation is not completed beyond an agreed target date, up to and including the return of the entire project sale price. Customers or other investors in the project may also require that the solar power system generate specified levels of electricity in order to maintain their investment returns, allocating substantial risk and financial penalties to us if those levels are not achieved, up to and including the return of the entire project sale price. Furthermore, customers often require protections in the form of conditional payments, performance guaranties, payment retentions or holdbacks, and similar arrangements that condition its future payments on performance. Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and significant revenue and earnings losses and financial penalties. Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary solar modules, inverters or other materials. All such risks could have a material adverse effect on our business and results of operations.

The competitive environment in which our PV systems integration business operates will likely require us to undertake post-sale customer obligations. If our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially adversely affected.

Projects undertaken by our PV systems integration business and in connection with our project development initiatives will likely require us to undertake post-sale obligations that may include:

•	system output performance guaranties;

•	system maintenance; and

•	liquidated damage payments or customer termination rights if the system is not commissioned within specified timeframes.

Such post-sale obligations involve complex accounting analyses and judgments regarding the timing of revenue and expense recognition and in certain situations these factors may require us to defer revenue recognition until projects are completed, which could adversely affect revenue and profits in a particular period. Moreover, if our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially and adversely affected.

We have limited experience in the high value-added BIPV market, and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.

We entered into the BIPV market through our acquisition of MSK in August 2006. BIPV products generally have higher average selling prices compared to standard PV modules as they integrate solar energy generation into the design of a building or structure. We plan to expand our operations in the BIPV market by leveraging MSK’s design capabilities and investing further in research and development of BIPV products. However, as we have limited experience in the BIPV market and as the BIPV business still represents a relatively small percentage of our revenues, there can be no assurance that we can successfully operate and expand in this new area. For example, we may not have the necessary research and development capabilities or the marketing and sales personnel to meet the needs of our customers or to manage our growth. In addition, we may face competitors in the BIPV market that have substantially greater financial, technical, manufacturing and other resources than we do. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there would be a material adverse effect on our reputation, our existing business, financial condition or results of operations.

Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our founder, chief executive officer and the chairman of our board of directors. We do not maintain key man life insurance for any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold some of their assets.

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

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of legal claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may have highly uncertain outcomes. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China and Japan were to be restricted by intellectual property claims by third parties.

As of December 31, 2008, we had a total of 34 issued patents and 14 pending patent applications in China, 52 issued patents and 46 pending patent applications in Japan through MSK and two issued patents in Germany through KSL-Kuttler. In addition, we have five pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. The protection of our proprietary technologies outside of China, Japan and Germany is limited, although we have sold, and expect to continue to sell, a substantial portion of our products outside of these countries. Since the protection afforded by our patents is effectively mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek licenses and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

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

As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with national and local regulations regarding protection of the environment. We believe we are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and other hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

In particular, the manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity that may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough alternative polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.

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

Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 35.1% of our outstanding share capital as of December 31, 2008. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in the city of Wuxi in Jiangsu Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

A significant amount of our production, storage, administrative, research and development facilities are located in close proximity to one another in the city of Wuxi in Jiangsu Province, China. A natural disaster such as fire, floods or earthquakes, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist attacks or acts or war, could significantly disrupt our ability to manufacture our products and to operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we might be unable to meet our production targets and our business could suffer. Any damage or disruption at these facilities could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Almost all of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall level of economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct a significant portion of our business through our subsidiary, Suntech China. Suntech China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 17% appreciation of the Renminbi against the U.S. dollar since July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are generally able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if our PRC subsidiaries borrow foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.

Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises and domestic companies that qualified as “high and new technology enterprises” operating in a national level economic and technological development zone or in the central or western region in China. For example, Suntech China, which is registered and operates in a high-tech zone in Wuxi, a national level economic and technological development zone, has been qualified as a “high or new technology enterprise.” As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transitional period for enterprises, whether foreign-invested or domestic, that received qualified preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, the two year exemption period from the enterprise income tax for foreign-invested enterprises that did not become profitable before January 1, 2008 is treated as having started from January 1, 2008 instead of the time such enterprises first become profitable. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

Suntech China and Luoyang Suntech Power Co., Ltd. qualified as a “high and new technology enterprise” under the definition stipulated in the Administrative Measures for the Determination of High and New Technology Enterprises effective as of January 1, 2008. Each of Suntech China and Luoyang Suntech Power Co., Ltd. was successfully approved to be qualified as a “high and new technology enterprise” under the new EIT regime on December 1, 2008 and December 30, 2008, respectively. The “high and new technology enterprise” status shall be valid for a period of three years from the date of issuance of the certificate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise, such status will be terminated from the year of such change. We cannot assure you that certain of our other PRC subsidiaries will continue to qualify as a “high and new technology enterprise” in future periods. If any of our other PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

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

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-tax resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “tax resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as income derived from sources within the PRC and be subject to PRC tax. If we are deemed to be a PRC “tax resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders that are non-PRC tax resident enterprises and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate. Our PRC subsidiaries currently do not have any plans to distribute dividends to Suntech BVI, other intermediate holding companies or our Cayman Islands company.

If we are required under the EIT Law to withhold PRC income tax on the interest or dividends, if any, that we pay to our non-PRC investors that are “non-tax resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian flu, SARS, and swine flu.

Our business could be adversely affected by the effects of avian flu, SARS, swine flu or another epidemic or outbreak. During April and May 2009, there have been outbreaks of highly pathogenic swine flu, caused by the H1N1 virus, in certain regions of the world, including parts of Asia. In 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been, and may continue to be, volatile.

In 2008, the trading price of our ADSs as reported by the New York Stock Exchange ranged from a high of $90.00 per ADS to a low of $5.36 per ADS. The market price for our ADSs may continue to be highly volatile and subject to wide fluctuations in response to a variety of factors, including the following:

•	future economic or capital market conditions;

•	foreign currency fluctuations;

•	the availability and costs of credit and letters of credit that we require;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, since the fourth quarter of 2008, the securities market has experienced, and in the future may from time to time continue to experience, significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations have had, and may also continue to have, a material adverse effect on the market price of our ADSs.

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

We are a “foreign private issuer,” and have disclosure obligations that are different than those of other U.S. domestic reporting companies so you should not expect to receive the same information about us at the same time as a U.S. domestic reporting company may provide.

We are a foreign private issuer and, as a result, we are not subject to certain of the requirements imposed upon U.S. domestic issuers by the SEC. For example, we are not required to issue quarterly reports or proxy statements.

We are allowed six months to file our annual report with the SEC, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. Further, our directors and executive officers are not required to report equity holdings under Section 16 of the Securities Act. As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5.

Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer. Violations of these rules could affect our business, results of operations and financial condition.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. A substantial portion of our current business operations are conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We believe that we may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2008, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. For more information on PFICs, see “Taxation — Certain United States federal income tax consequences — passive foreign investment company.”

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

We have made strategic equity investments in six upstream suppliers as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. See “— Raw Materials — Silicon Wafers.” We have also engaged in a number of acquisitions and strategic alliances in order to further expand our sales channels and customer base, broaden our product mix, enhance our manufacturing and design capabilities and diversify our geographical presence. See “— Product and Services.” and “— Manufacturing.”

Our principal executive offices are located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86) 510 8531 8982 and our fax number is (86) 510 8534 3049.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.suntech-power.com. The information contained on our website is not part of this annual report on Form 20-F.

We made capital expenditures of $52.3 million, $172.2 million and $337.5 million in 2006, 2007 and 2008, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. A certain portion of our capital expenditures in 2007 and a large portion of our capital expenditures in 2008 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2009 will be approximately $100 million, which will be used primarily to retrofit existing production capacity to enable production of PV modules based on our high efficiency Pluto technology and for the completion of the construction of our thin film manufacturing facility, and the construction of our PV cell production and supporting facilities in Yangzhou as well as production lines and production and supporting facilities at other locations. We plan to fund the balance of our 2009 capital expenditures substantially with cash from operations and additional borrowings from third parties.

B.	Business Overview

Overview

We are one of the leading solar energy companies in the world as measured by production output in 2008, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s third largest manufacturer of photovoltaic, or PV, cells in 2008, based on production output. We believe that we are a key player in the rapidly expanding solar power industry globally. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in China and the United States, and are expanding into the development of utility scale solar power systems.

We sell our products in various key solar energy markets worldwide including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have established local sales offices in our key markets such as Spain, Germany and the United States, and have also been actively establishing local sales offices in 2008 in markets we believe to have significant potential such as Australia, Japan and South Korea in the Asia Pacific, Italy and Switzerland in Europe, and the United Arab Emirates in the Middle East. We plan to continue to increase our direct sales activities in the United States, the Asia Pacific and the Middle East. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2008, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.2% and 15.2%, respectively. In 2008, we commenced commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 34 MW of Pluto cell production capacity by December 31, 2008, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 300 MW of Pluto cell production capacity by the end of 2009.

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

As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum, increasing significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line and from 540 MW as of December 31, 2007. In 2008, we began construction on our thin film buildings and supporting facilities at our Shanghai plant, which is scheduled for completion by the end of the second quarter of 2009. By completion, our Shanghai plant will be able to accommodate a maximum of six thin film production lines with each line having a production capacity of up to 50 MW for a total plant production capacity of up to 300 MW. In the second half of 2009, we target to finish the installation of the first of the six thin film production lines at our Shanghai plant and to begin the commercial manufacture of PV modules utilizing thin film technology with an initial annual production capacity of up to 50 MW. The other five thin film production lines will be scheduled for future installation based on market conditions.

Our Products and Services

We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added building-integrated photovoltaics, or BIPV, products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide commercial and utility scale PV system integration services in both the United States and China, and are expanding into the development of 10 MW or greater projects in the United States. In 2009, we plan to begin the commercial manufacture of PV modules utilizing thin film technology.

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

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce a variety of PV modules ranging from two to 290 watts in power, with higher output modules under development.

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

We have developed a broad range of BIPV products, and our expertise in BIPV has enabled us to form strategic partnerships with other solar energy companies to co-develop and manufacture innovative BIPV products. For example, we entered into exclusive agreements licensing the worldwide manufacture, distribution and marketing of building integrated solar roof tile and membrane products in December 2008 and January 2009, respectively, from Applied Solar, Inc. (formerly, Open Energy Corporation). We also entered into a two-year agreement with DRI, Inc. for the manufacture of roof membrane laminate products to DRI for the U.S. and European market. In addition, pursuant to a one-year license agreement with Akeena Solar entered into in December 2007, we manufactured a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrated the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed, which reduced the installation time and total system cost of the BIPV product.

We have supplied BIPV products and systems for some large and well-known projects around the world. For example, we supplied 4.5 MW of BIPV modules to form complete weatherproof roofs on five agricultural warehouses on a farm in the Alsace region of France which is one of the largest BIPV installations ever built, and manufactured and supplied the specially designed BIPV glass panels for the California Academy of Sciences building in San Francisco, California. We believe that the demand for BIPV solutions will grow in our key markets, including Europe, the United States and China.

PV System Integration and Project Development

In 2008, we undertook several initiatives to expand our business into PV systems integration and project development. A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity. We believe that vertical integration into PV system integration and project development will become an increasingly important part of our business.

PV System Integration

PV system integration involves the design, installation and testing of PV systems. Our PV system integration business sells solar power systems and systems technology directly to system owners. The sale of a solar power system may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services primarily through two business units, Suntech Energy Engineering Co., Ltd. and Suntech Energy Solutions, Inc.

Suntech Energy Engineering Co., Ltd. is based in China, and has designed and installed PV systems used in lighting for outdoor urban public facilities, in farms and villages, as well as in commercial buildings, including the 80 kW curtain wall at the Beijing Jingya Hotel, an 800 kW Light Thru system at the Wuxi Airport and the 1 MW grid-connected building integrated solar façade at our corporate headquarters building in Wuxi. Suntech Energy Solutions, Inc. is based in the United States, and was formerly EI Solutions, Inc., a commercial solar system integration company which we acquired in September 2008 that had designed and implemented solar projects for many leading U.S. companies, including Google, Disney, Sony Pictures, the North Face and Puget Sound Energy.

Project Development

Project development includes the design, installation and testing involved in PV system integration, as well as long-term commitments or investments into the project, which may include development, access to and arrangement of financing, and ownership of an equity interest in the project. In 2008, we pursued project development both through our joint ventures with MMA and through our investment in GSF.

In September 2008, we created two joint ventures, Gemini Solar and Gemini Fund, with MMA to develop, finance, own and operate large-scale PV projects in the United States that are 10 MW or greater in size. Projects built by the joint ventures will be co-owned and operated by investment funds that are formed by us and MMA and will also seek to attract third party investors. In March 2009, Gemini Solar announced that it had been selected to build a 30 MW PV solar power plant in Texas for Austin Energy. In April 2009, the majority of the assets of MMA, including its interests in Gemini Solar and Gemini Fund, were acquired by Fotowatio, a Madrid-based solar power development company involved in PV development and construction projects.

In June 2008, we signed a commitment to invest in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Our initial commitment to GSF was €58 million, and in September 2008 we increased the size of our commitment by an additional €200 million to an aggregate total of €258 million for 86% of the share equity in GSF. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Manufacturing

We believe that one of our competitive strengths is our ability to manufacture high-conversion efficiency products on a large scale and at low cost. As such, we expanded our manufacturing capacity significantly in 2008, and will continue to streamline and optimize our manufacturing processes as well as enhance our process technologies. We also seek to design and implement manufacturing processes that produce consistently high-efficiency products.

We optimize our combination of automated and manual operations in our manufacturing processes to take advantage of our location in China, where the costs of skilled labor, engineering and technical resources, as well as land, production equipment, facilities and utilities, tend to be lower than those in developed countries. We are selectively evolving our manufacturing line to include more automated processes that will enable us to increase production capacity and speed without sacrificing our quality or manufacturing yields. We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process on a cost-effective basis. In addition, we are capable of producing PV cells with both monocrystalline and multicrystalline silicon wafers, which gives us flexibility in raw material procurement. Our flexible manufacturing model enables us to reduce the breakage rate of silicon wafers and improve our manufacturing yields. Our capabilities in automating processes and designing specialty equipment for our manufacturing processes have also been enhanced through our acquisition in April 2008 of KSL-Kuttler, which we had previously engaged to design, develop and supply automation equipment used in our manufacturing process. Using self-designed equipment tends to be more cost-effective than importing alternatives. In addition, we believe that our semi-automated manufacturing model provides us with greater flexibility in managing capacity, compared to the fully-automated processes often utilized in countries with higher labor costs.

We intend to continue to leverage our access to low-cost resources to reduce costs. For example, after acquiring MSK in August 2006, a specialist PV company in Japan focused on the higher value-added BIPV market segment, we relocated substantially all of MSK’s PV module manufacturing operations to China in order to leverage our access to low-cost resources and reduce costs. In addition, we are taking a leading role in the establishment of a solar park in Wuxi, which is supported by the Wuxi municipal government and expected to be built with our existing manufacturing facilities as the center piece. The establishment and development of this solar park is expected to help us attract our non-silicon suppliers to set up manufacturing facilities close to ours. Once the park is completed, we would be able to more effectively manage our non-silicon inventory.

Manufacturing Processes

PV cell manufacturing begins with ultrasonic cleaning of silicon wafers followed by chemical treatment of the wafer surface, which reduces the PV cell’s reflection of sunlight. Through a thermal process, or a diffusion process, we then introduce certain impurities into the silicon wafer and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, which involves removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the PV cell in order to enhance its absorption of sunlight. We screen print negative and positive metal contacts, or electrodes, onto the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to allow sunlight to be absorbed. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at high temperature. We complete the manufacturing of PV cells by testing and sorting.

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

The diagram below illustrates the PV cell manufacturing process:

Our PV modules are formed by interconnecting multiple PV cells in the desired electrical configuration through taping and stringing. The interconnected cells are laid out and laminated in a vacuum and then go through a curing process, or a heating process. Through these processes, our PV modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture. Assembled PV modules are packaged in a protective aluminum frame prior to testing.

The diagram below illustrates the PV module manufacturing process:

In April 2008, we acquired KSL-Kuttler, a leading manufacturer of automation systems for the printed circuit board industry based in Germany. We had previously engaged KSL-Kuttler to design, develop and supply automation equipment used in our manufacturing process.

In March 2009, we entered into a subscription agreement to acquire up to a 75% interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7 million. The subscription is structured to occur in three tranches. As of April 17, 2009, we had consummated the first tranche, in which we acquired a 21.8% minority interest in CSG Solar for €650,000. Our obligation to subscribe for additional shares pursuant to the remaining two tranches is conditioned upon confirmation that specific conditions are met, such as the receipt of a research and development grant and the reduction of mezzanine debt. In addition, in March 2009, we entered into an agreement to acquire an additional 1.7% interest in CSG Solar from an existing shareholder.

Manufacturing Capacity Expansion

In 2008, in order to accommodate the rapidly increasing demand of our products, we expanded our manufacturing capacity significantly. An increase in capacity has a significant effect on our results of operations, by (i) enabling us to produce and sell more PV products and achieve higher revenues, and (ii) lowering our manufacturing costs due to economies of scale. We have expanded rapidly in recent years. We sold 67.7 MW, 160.1 MW, 363.7 MW and 495.5 MW of our products, including PV system integration services, in 2005, 2006, 2007 and 2008, respectively. As of December 31, 2008, we had an annualized aggregate PV cell manufacturing capacity of 1,000 MW, increasing significantly from 10 MW in 2002 when we completed our first PV cell manufacturing line. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion enabled us to increase our annual net revenues from $226.0 million in 2005, to $598.9 million in 2006, to $1,348.3 million in 2007 and $1,923.5 million in 2008.

During 2009, we plan to selectively increase our aggregate manufacturing capacity based upon strategic considerations. For example, we began construction on our thin film production line at our Shanghai facility in 2008, which is scheduled for completion by the end of the second quarter of 2009. We plan to begin the commercial manufacture of PV modules utilizing thin film technology with an initial production capacity of up to 50 MW in the second half of 2009. In addition, we have broken ground on a building in Yangzhou, China, to house a PV cell production facility, which is expected to be completed by the end of 2009 or early 2010 and which is in close proximity to the polysilicon plants of our strategic silicon supply partner, Shunda Holdings. While the installation of equipment at the Yangzhou facility, with a planned initial PV cell manufacturing capacity of 300 MW per annum, will depend on market conditions, we believe that when the facility is completed it will enhance integration of the solar value chain from polysilicon to solar panels.

Raw Materials

Raw materials required in our manufacturing process include silicon wafers, ethylene vinyl acetate, metallic paste, tempered glass, tedlar-polyester-tedlar material, connecting systems and aluminum framing. Our raw material procurement policy is to (i) use only vendors who have demonstrated quality control and reliability, and (ii) maintain multiple supply sources for each of our key raw materials so that supply problems with any one vendor will not materially disrupt our operations. We evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly. We maintain adequate supply of silicon wafers and other raw materials based upon regular estimates of customer orders.

We have adopted an initiative to increase purchases of supplies and raw materials from suppliers based in China that can provide supplies of comparable quality as those produced outside of China but at a lower cost and a shorter lead and delivery time. This includes for suppliers for silicon wafers, tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material and metallic paste.

Polysilicon and Silicon Wafers

Polysilicon and silicon wafers are the most important raw materials for making PV products.

Currently, we have business relationships with over 50 suppliers of polysilicon and silicon wafers. We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements. We procure our remaining polysilicon and silicon wafer supplies from short-term supply agreements and the spot market.

We have also made strategic equity investments in six upstream suppliers. We entered into these strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.

•	In March 2008, we acquired an 11.7% equity interest in Hoku Scientific for a total consideration of approximately $20.0 million. Hoku Scientific is a public company listed on the Nasdaq Global Market and is in the process of constructing a polysilicon manufacturing facility in Idaho. In June 2007, we entered into a long-term supply agreement with Hoku Materials Inc., or Hoku Materials, one of the subsidiaries of Hoku Scientific, for the supply of polysilicon beginning in 2009.

•	In March 2008, we acquired a total of 14.0% equity interest in Nitol Solar for a total consideration of approximately $100 million through the purchase of newly issued shares of Nitol Solar in three tranches. Nitol Solar, a privately held company incorporated in the Jersey Islands, is in the process of constructing a polysilicon manufacturing facility near Irkutsk, Russia. In August 2007, we entered into a supply agreement with Solaricos Trading, Ltd., or Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009.

•	In May 2008, we acquired a 15.8% equity interest in Shunda Holdings for a total consideration of approximately $101.9 million through the purchase of convertible preferred stock. Shunda Holdings is a manufacturer of polysilicon and wafers based in China. We also entered into a definitive 13-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it will supply us with specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020.

•	In May 2008, we acquired an 18.0% equity interest in Glory Silicon for a total consideration of approximately $21.4 million. Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities and is in the process of expanding its wafer plant. In 2008, we entered into two definitive wafer purchase contracts with Glory Silicon or its affiliates, including a five month wafer supply contract starting from September 2008 and a three year wafer supply contract starting from August 2009.

•	In May 2008, we acquired a 5.0% equity interest in Xi’an Longji Silicon for a total consideration of approximately $7.3 million. Xi’an Longji Silicon, a privately held company incorporated in the PRC, manufactures wafers and is in the process of expanding its wafer production capacity. In January 2008, we entered into a five year wafer purchase agreement with Xi’an Longji Silicon with pricing to be adjusted based on market trends.

•	In January 2009, we acquired a 12.5% equity interest in Asia Silicon for a total consideration of approximately $8.1 million by entering into a share purchase agreement with an existing shareholder to purchase his minority stake in Asia Silicon. Asia Silicon, a privately held company incorporated in the British Virgin Islands, is a polysilicon manufacturer and is in the process of expanding a polysilicon plant in Qinghai, China, which began commercial operations in late 2008. In January 2007, we entered into a definitive contract with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a sixteen-year period.

Quality Assurance and Certifications

We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the process. Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause.

We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2008.

Certification Test Date	Certification or Test Standard	Relevant Products

June 2002, and renewed in June 2005	ISO 9001:2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon PV cells, modules and application systems
March 2003	CE certification, issued by Electronic Technology Systems Dr. Genz GmbH, an international operating test and certification center. An indication that our products have reached “European Conformity.”	Certain models of our PV Modules and charge controller for our PV System
June 2003-January 2004	IEC61215:1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

An international test standard recognized by the United States for crystalline silicon modules, providing assurance that the product is reliable and durable.
January 2005	TüV certification, conducted by TüV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules
March 2006	UL certification	Certain models of our PV modules
June 2005-December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules
May 2006	TüV certification, conducted by TüV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of our PV modules
August 2007	VDE certification	Certain models of our PV modules
August 2008	CQC/CCC certification, conducted by CQC (China Quality Certification Center), against the requirement of GB/T 9535-1998 and GB 9962-1999.	Certain double glass models of our PV modules
October 2008	KIER certification, conducted by Korea New and Renewable Energy Center	Certain double glass models of our PV modules

Markets and Customers

We sell our products in various key markets worldwide, including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. Our sales in the United States have also significantly increased over the past three years. As the United States is becoming an increasingly important market for PV products, we will continue to increase our marketing and sales efforts in this market. We also provide PV system integration services in China and the United States.

The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2006		2007		2008
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(In millions, except percentages)

Europe:
Germany	$254.4	42.5%	$685.8	50.9%	$570.9	29.7%
Spain	123.5	20.6	466.2	34.6	718.7	37.4
Italy	—	—	—	—	117.1	6.1
Others	43.8	7.3	43.7	3.2	86.5	4.5

Europe Total	421.7	70.4	1,195.7	88.7	1,493.2	77.7
United States	20.4	3.4	86.7	6.4	142.7	7.4
China	129.7	21.7	25.7	1.9	134.9	7.0
South Africa	1.9	0.3	0.9	0.1	1.9	0.1
Japan	4.3	0.7	8.5	0.6	6.7	0.3
Others	20.9	3.5	30.8	2.3	144.1	7.5

Total net revenues	$598.9	100.0%	$1,348.3	100.0%	$1,923.5	100.0%

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-arranged prices and delivery schedules.

Sales and Marketing

We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Spain and Germany and in markets we believe to have significant potential such as Italy, Japan, Australia, South Korea and the Middle East. We plan to increase our direct sales activities the United States, Australia, South Korea, Japan and the Middle East. We believe our local sales offices will enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.

We have extensive distribution channels and broad brand recognition in key solar markets. We have been selling PV cells and modules to European countries for more than six years, the United States for more than five years, and have supplied PV modules to a number of large and high profile PV installations in both Europe and the United States. Due to our track record of supplying high quality and cost-effective PV modules to high profile customers, we have developed strong brand recognition in key solar markets. In order to provide our customers with a higher standard of service before, during and after sales, we have established local sales and service offices in Dubai, Madrid, Milan, Munich, San Francisco, Seoul, Sydney, Tokyo and Schaffhausen (outside of Zurich), serving these key markets and markets we believe to have significant potential. The teams based in these offices have an in-depth understanding of the local business environment and PV markets, which we believe will enable us to develop stronger relationships with our key customers. Our major international customers include EDF Energies Nouvelles S.A., Elecnor S.A./Atersa, Endesa S.A., Enel SpA, Energiebau Solarstromsysteme GmbH, Gamesa Corporation, IBC Solar AG and Hyosung Corp. We believe that our extensive international sales and distribution network and wide brand recognition enable us to quickly introduce new products into the market and provide better service to our customers. For example, in December 2008 and January 2009, we entered into exclusive agreements licensing the worldwide manufacture, distribution and marketing of building integrated solar roof tile and membrane products, respectively, from Applied Solar, Inc. (formerly, Open Energy Corporation), thereby allowing Applied Solar to concentrate on product design for next generation products. We also entered into a two-year agreement with DRI, Inc. for the manufacture of roof membrane laminate products to DRI for the U.S. and European market. In addition, in 2008, pursuant to a one-year license agreement with Akeena Solar entered into in December 2007, we manufactured a patented roof-top solar panel product for distribution in Europe, Japan and Australia. This product integrated the racking and wiring onto the PV module, thus allowing the PV modules to be easily installed or removed, which reduced the installation time and total system cost of the BIPV product.

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

In our systems integration segment, our Suntech Energy Solutions, Inc. unit offers a current standard workmanship warranty including a 5-year or a 10-year warranty for defective workmanship or PV system breakdown. The warranty covers the solar generating system and provides for no-cost repair or replacement of the system or system components, including any associated labor during the warranty period. While we generally pass through manufacturer warranties we receive from our suppliers to our customers, we are responsible for repairing or replacing any defective parts during the warranty period, often including those covered by manufacturers’ warranties.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret, copyright and domain name protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2008, we had a total of 34 issued patents, 14 pending patent applications in China and five pending international patent applications, 52 issued patents and 46 pending patent applications in Japan through MSK and two issued patents in Germany through KSL-Kuttler. In addition, we have five pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.

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

We maintain 11 trademark registrations in China, including the names Suntech, SuntechPower, Powerful Care, KSL Kuttler Automation Systems, and our logo. We have also registered, or are in the process of registering, Suntech and our logo in the United States, Canada, the European Union, Australia, New Zealand, India, Japan, South Korea, Hong Kong, Indonesia, Singapore, Malaysia, Thailand, the United Arab Emirates, Israel and South Africa. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

In an effort to stop or forestall the export of imitation and knock-off products, we have registered approximately 10 of our most important trademarks with customs officials in the PRC. PRC customs procedures provide for the seizure of any exports they inspect that are found to infringe on trademarks on file with them.

We have not had any material intellectual property claims against us, although we continue to enforce our intellectual property rights against alleged infringers worldwide.

Competition

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers has rapidly increased due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. Our competitors include PV divisions of large conglomerates such as Sharp Corporation, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Kyocera Corporation, Renewable Energy Corporation, SolarWorld AG and SunPower Corporation. Some of our competitors have also become vertically integrated, from upstream polysilicon and silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources. A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on the more advanced PV technologies, including thin film solar modules, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $875.4 million as of December 31, 2008. We also maintain insurance policies in respect of marine, air and inland transit risks for the export of our products. We maintain business interruption insurance against business disruption and natural disaster. In addition, we maintain product quality insurance against warranty claims with a liability cap of approximately $4.4 million, which covers both technical defects and declines of initial power generation capacity of our PV modules. We do not maintain key-man life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $1.8 million in insurance premiums in 2008.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil fuel renewable energy and their on-grid application. It authorizes the relevant government pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.

The law also encourages the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It expressly contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects. Since 2005, the State Council, the NDRC, the Ministry of Construction and the Ministry of Finance promulgated a number of directives to encourage the expansion of the renewable energy power generation industry, including the solar industry. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewable power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewable power generation systems. The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law.

In June 2005, China’s Ministry of Construction issued a directive to expand the use of solar energy in residential and commercial buildings and the increased application of solar energy in different townships in China. In addition, China’s State Council promulgated a directive in June 2005 that sets forth specific measures to conserve energy resources and encourages exploration, development and use of solar energy in China’s western and rural areas, which had not been covered by electricity transmission grids.

On May 30, 2006, the PRC Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy, which provides that the PRC government will establish a fund specifically for the purpose of supporting the development of the renewable energy industry, including the solar energy industry. On March 3, 2008, the NDRC issued the “11th Five-Year Plan for the Development of Energy Resources,” which announced the PRC government’s support for the development of renewable energy resources in China, including solar power.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar photovoltaic application in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, the Ministry of Finance provides subsidies for projects with individual solar installations that are greater that 50 kilowatt-peak, or kWp, in size and have more than 16% conversion efficiency for mono-crystalline PV products, more than 14% conversion efficiency for multi-crystalline PV products and more than 6% conversion efficiency for amorphous silicon PV products, and gives priority support to solar PV technology integrated into building construction, grid-connected solar PV building applications and some public PV building applications such as schools, hospitals and offices. For 2009, the standard subsidy is set at RMB20 per watt in principle and the detailed standard is to be determined by factors including, but not limited to, the level of integration of buildings with PV and the technology of PV products. The Interim Measures do not apply to projects completed before March 23, 2009, the promulgation date of the Interim Measures.

On April 16, 2009, the General Offices of the PRC Ministry of Finance and the PRC Ministry of Housing and Urban-Rural Development jointly issued the Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications. These guidelines set the subsidy given out in 2009 to qualified solar projects at no more than RMB20 per watt for projects involving the integration of PV components into buildings’ structural elements and at no more than RMB15 per watt for projects involving the installation of PV components onto building rooftops and wall surfaces.

Environmental Regulations

Our research and development and manufacturing activities may use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, the Law of PRC on the Prevention and Control of Noise Pollution and PRC regulations regarding Administration of Construction Project Environmental Protection.

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of solar photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, updated and effective as of December 1, 2007. Under this regulation, the solar photovoltaic business is listed as an industry where foreign investments are encouraged.

Taxation

See “Item 10. Additional Information. E. Taxation.”

Dividend Distribution

The principal regulations governing distribution of dividends by wholly foreign owned enterprises, include:

•	Corporation Law of 1993, as amended;

•	Wholly Foreign-Owned Enterprise Law of 1986, as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules of 1990, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation of the foreign-invested enterprise.

Silicon Metal Industry

Silicon metal is a key material for manufacturing polysilicon. Manufacturing of silicon metal is not encouraged, due to its high energy consumption and pollution of the environment, but is permitted by the PRC government. Any foreign enterprise’s investment in the silicon metal industry requires approval from the National Development and Reform Commission, or the NDRC. In a notice which became effective March 1, 2008, the NDRC set stricter requirements for the silicon metal industry. These requirements affect our investments and acquisitions in businesses engaged in the silicon metal industry.

Antimonopoly Law

On August 30, 2007, the Standing Committee of the National People’s Congress of China adopted an anti-monopoly law, or AML, which took effect as of August 1, 2008. On August 1, 2008, the State Council of China adopted the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, or the SDCBO, which took effect as of August 3, 2008. The AML models itself on European Union competition law and includes provisions related to merger control, monopoly agreements, restraints on trade, and abuses of dominant market positions. Under the AML and the SDCBO, any combination (e.g. mergers, acquisitions and joint ventures) that may restrict or eliminate competition in the Chinese domestic market require that a notification be sent to the Ministry of Commerce for approval for such combination.

If either of the thresholds below is met, a merger notification must be filed with the Ministry of Commerce for approval; otherwise the combination is not allowed:

•	Total worldwide turnover in the previous accounting year of all undertakings in the combination exceeds RMB10 billion (approximately $1.4 billion), and at least two of such undertakings each has a turnover of more than RMB400 million (approximately $59 million) within China in the previous accounting year; or

•	Total turnover in China in the previous accounting year of all undertakings involved in the combination exceeds RMB2 billion (approximately $293 million), and at least two of such undertakings each has a turnover of more than RMB400 million (approximately $59 million) within China in the previous accounting year.

Even if the turnover thresholds are not met, if the Ministry of Commerce considers that a combination may result in the elimination or restriction of competition in the Chinese domestic market, it has the power on its own initiative to investigate the combination. Also, if the Ministry of Commerce deems an acquisition of a Chinese company by foreign capital to be a “national security” issue, then a national security review will be conducted that could deny the combination.

In addition, certain types of agreements between competitors are forbidden by law if such an agreement eliminates or restricts competition. These agreements include price fixing, output or sales restrictions, market sharing, restrictions on the purchases of new technology or facilities, and collective boycotts. In the case of vertical agreements (between parties at different levels of the supply chain), fixing resale prices and restricting minimum resale prices are forbidden (unless an exemption applies).

Combinations resulting in fair competition are encouraged in the AML. However, it is an infringement when a company with a “dominant market position” abuses their power by taking actions that restrict or eliminate competition. Behavior that may be considered as an abuse of power includes selling goods at unfairly high or low prices, selling goods below cost without a justified reason, refusing to deal with another party without justified reasons, requiring another party to trade exclusively without justified reasons, certain tying arrangements, and unjustified discriminatory pricing. The abovementioned regulations make it possible that our mergers and acquisitions in the PRC will be subject to review by PRC government authorities.

Foreign Currency Exchange

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies. Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of the SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For most capital-account transactions, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are also subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, the SAFE and the NDRC.

Regulation of Certain Onshore and Offshore Transactions

In October 2005, the SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Under the aforesaid regulation, in case Suntech is regarded as a special vehicle company, its investment and foreign exchange activities shall be supervised and controlled by the competent government agencies.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of December 31, 2008.

D.	Property, Plant and Equipment

Our research and development and manufacturing facilities are located principally in the PRC, as well as in Europe. We are headquartered in the New District in Wuxi, Jiangsu province, PRC. The following table sets forth the location and size of our major operations as of December 31, 2008.

Location	Square Meters (Approx.)	Remarks

Wuxi, Jiangsu Province, PRC	236,000	Corporate headquarters; PV cell and module manufacturing
Shanghai, PRC	160,000	Thin film manufacturing
Suzhou, Jiangsu Province, PRC	29,000	KSL Kuttler equipment design and manufacturing
Luoyang, Henan Province, PRC	25,000	PV cell manufacturing
Dauchingen, Germany	11,000	KSL Kuttler equipment design and manufacturing
Nagano, Japan	7,000	BIPV products

In January 2009, we opened our 18,000 square meter headquarters building in Wuxi, Jiangsu Province, PRC which incorporated a 1 MW grid-connected building integrated solar facade. As of December 31, 2008, the construction cost for our headquarters building was at approximately $40 million. As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum. In 2008, we began construction on our thin film buildings and supporting facilities at our Shanghai plant, which is scheduled for completion by the end of the second quarter of 2009. By completion, our Shanghai plant will be able to accommodate a maximum of six thin film production lines with each line having a production capacity of up to 50 MW for a total plant production capacity of up to 300 MW. In the second half of 2009, we target to finish the installation of the first of the six thin film production lines at our Shanghai plant and to begin the commercial manufacture of PV modules utilizing thin film technology with an initial annual production capacity of up to 50 MW. The other five thin film production lines will be scheduled for future installation based on market conditions. The construction of this production facility, which includes the cost of the land, the buildings and supporting facilities, and one thin film production line with annual production capacity of up to 50 MW, is estimated to cost approximately $200 million. In September 2008, we began construction of a new facility in Yangzhou, PRC, which will be focused on PV cell manufacturing. Construction of the building is scheduled to be completed by the end of 2009 or early 2010, but the schedule for the installation of equipment, with a planned initial PV cell manufacturing capacity of 300 MW per annum, will depend upon market conditions. The construction of the Yangzhou facility is estimated to have a total cost of approximately $84 million, with approximately $19 million attributable to the cost of the building and approximately $65 million attributable to the cost of facility and the equipment. We have delayed the construction and further expansion of several of our other facilities due to market conditions and will re-evaluate our expansion plans as market conditions warrant.

In addition, we lease office space in various locations around the world where we maintain sales and regional offices, including in Dubai, Madrid, Milan, Munich, San Francisco, Schaffhausen (outside of Zurich), Seoul, Sydney and Tokyo.

We believe that our existing facilities, together with the facilities under construction and to be constructed according to our current plans, are adequate for our current requirements.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F . This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F .

A.	Operating Results

We operate and manage our business as a single segment. We do not account for the results of our operations on a geographic or other basis, and we do not allocate expenses among our various products and services.

We believe the most significant factors that directly or indirectly affect our financial performance and results of operations include:

•	industry demand;

•	government subsidies and economic incentives;

•	production capacity expansion, production and facility management and capacity utilization;

•	price and availability of polysilicon and silicon wafers;

•	pricing of PV products; and

•	process technologies.

Industry Demand

Our business and revenue growth depend on industry demand for solar energy products. The PV industry has experienced significant growth from the late 1990’s through the first half of 2008. However, starting from the second half of 2008, many of our key markets and our targeted markets, including Spain, Germany, the United

States, China, South Korea, Italy, the Middle East, Australia and Japan, as well as other national economies, have entered a period of economic contraction or significantly slower economic growth. In particular, the current credit and housing crises, weak consumer confidence and diminished consumer and business spending have contributed to a significant slowdown in the market demand for products that require significant initial capital expenditures, including the demand for our products and related services. Many of our customers have experienced difficulty in obtaining credit in the current economic environment, and even if they have been able to obtain credit, the cost of such financing has increased. This lack of, and increase in the cost of, financing have reduced our customers’ profits and expected returns on investments in capital projects, leading to the cancellation or postponement of some projects, which has had, and may continue to have, a negative impact on the demand for PV products in the industry. A protracted disruption in the ability of customers to access sources of liquidity could cause serious disruptions to or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of PV products and the inability or failure on their part to meet their payment obligations.

Despite the current global liquidity and credit crises, we believe that solar energy continues to have significant future growth potential and that demand for our products and services will continue to grow significantly over the long run for the following reasons:

•	rising energy demand, but finite fossil energy resources;

•	increasing environmental awareness leading to regulations and taxes aimed at limiting emissions from fossil fuels;

•	growing adoption of government incentives for the development of solar energy worldwide;

•	narrowing cost differentials between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for PV products driven by lower raw materials costs and increased production efficiencies;

•	continual improvements in the conversion efficiency of PV products leading to lower costs per watt of electricity generated, making solar energy more efficient and cost-effective; and

•	reliability, modularity, scalability and other advantages of solar energy.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many of our key markets, most notably Germany, Italy, Spain, the United States, France, Greece and South Korea, have provided subsidies and economic incentives to encourage the use of renewable energy such as solar power and to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted and potential markets is affected significantly by the availability of such government subsidies and economic incentives.

Government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Production Capacity Expansion, Production and Facility Management and Capacity Utilization

Before the recent slowdown in PV industry demand, we had rapidly expanded our manufacturing capacity in order to accommodate the increasing demand for our products. An increase in capacity has affected our results of operations, by (i) enabling us to produce and sell more PV products and achieve higher revenues, and (ii) lowering our manufacturing costs due to economies of scale. As of December 31, 2008, our annualized aggregate PV cell manufacturing capacity reached 1,000 MW per annum, increasing significantly from 10 MW in 2002, when we completed our first PV cell manufacturing line, and from 540 MW as of December 31, 2007. Our capacity expansion enabled us to increase our annual net revenues from $598.9 million in 2006 to $1,348.3 million in 2007, and to $1,923.5 million in 2008.

In 2009, we plan to selectively increase our aggregate manufacturing capacity based upon strategic considerations. For example, we plan to complete construction and fitting by the end of the second quarter of 2009 of our facility in Shanghai so that we may begin the commercial manufacture of PV modules utilizing thin film technology with an initial thin film production capacity of up to 50 MW. In addition, we have broken ground on a building in Yangzhou, China, to house a PV cell production facility, which is expected to be completed by the end of 2009 or early 2010 and which is in close proximity to the polysilicon plants of our strategic silicon supply partner, Shunda Holdings. While the installation of equipment at the Yangzhou facility, with a planned initial PV cell manufacturing capacity of 300 MW per annum, will depend on market conditions, we believe that when the facility is completed it will enhance integration of the solar value chain from polysilicon to solar panels.

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. We plan to accelerate retrofitting of existing production lines to our high efficiency Pluto technology in order to achieve 300 MW of Pluto cell capacity by the end of 2009. Our efforts to reduce our manufacturing costs include lowering our silicon and non-silicon material costs, improving manufacturing productivity, curtailing expansion plans and related capital expenditures, and adopting additional lean manufacturing processes.

Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacities in 2006 and 2007 while the PV market experienced growth. Our capacity utilization rate was reduced in 2008 due to an increase in the worldwide supply of PV products as many manufacturers of PV modules, including our company, have engaged in significant production capacity expansions in recent years, and starting from the end of the third quarter, the reduction was also caused by the reduced industry demand for solar products. Our annualized capacity utilization rate in 2008 was 83.56%.

We sold 160.1 MW, 363.7 MW and 495.5 MW of our PV products in 2006, 2007 and 2008, respectively.

Price and Availability of Polysilicon and Silicon Wafers

From 2003 through mid-2008, rapidly growing demand from the PV industry coupled with continuing shortages in the supply of polysilicon and silicon wafers resulted in sharp increases in the prices of these raw materials. However, beginning in the fourth quarter of 2008, the prices of polysilicon and silicon wafers have fallen significantly as a result of the global financial crisis, which has depressed demand for PV products as sponsors found it increasingly difficult to obtain cost-effective financing for large scale solar project installations.

In order to secure adequate and timely shipments of polysilicon and silicon wafers during the period of tight supply conditions, we entered into a number of multi-year supply agreements in the three year period from 2006 through 2008. As a result, polysilicon and silicon wafers secured through multi-year supply agreements provided a substantial portion of our polysilicon and silicon wafer needs in 2008, and we expect these contracts will provide a significant portion of our anticipated polysilicon and silicon wafer needs for 2009. The unit prices of polysilicon and silicon wafers under these agreements were lower than prices on the spot market at the time we entered into these agreements. The prices in these agreements are typically fixed during the first or second year, after which some agreements provide for prices to be set in subsequent years according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. However, due to the significant declines in spot market silicon prices since the fourth quarter of 2008, the gap between the unit prices under our agreements and spot market prices has narrowed significantly.

We believe the spot prices of both monocrystalline and multicrystalline silicon wafers will continue to fall during 2009. Since the fourth quarter of 2008, we have sought to re-negotiate the unit price and volume terms of many of our multi-year supply agreements, including our supply agreement with our largest supplier, in light of current market conditions, and have entered into amendments for some of them. MEMC has agreed to increase the supply quantity under the 10-year supply agreement we entered into on July 25, 2006 without modifying the total price, thus effectively lowering the per unit price. We are continuing to negotiate amendments to other multi-year supply agreements.

In addition, many of our multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice us for the full purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually order the required volume. While we have sought to re-negotiate the terms of our “take or pay” supply agreements, and have in some instances obtained reduced prices and other concessions from several of our suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under re-negotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant. In the event we are unable to re-negotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up and required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have historically also acquired a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year and spot market purchases. The prices we pay for polysilicon and silicon wafers pursuant to short-term supply arrangements and spot market purchases vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations. Most of our short-term supply arrangements have expired pursuant to their terms, and due to our expectations of market conditions, we anticipate fulfilling any needs for polysilicon and silicon wafers in excess of the volumes to be delivered under our multi-year supply agreements through purchases on the spot market, rather than through new short-term supply arrangements.

We also made strategic equity investments in six upstream suppliers in 2008. We entered into these strategic investments as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. See “Item 4. Information on the Company — B. Business Overview — Silicon Wafers.”

Pricing of PV Products

Pricing of PV products is principally affected by manufacturing costs, including the cost of polysilicon and silicon wafers, as well as overall demand in the PV industry. Starting from the second half of 2008, the price of polysilicon started to decline, which caused producers of PV products to lower the prices of their products. At the same time, the demand for PV products has decreased while the supply of PV products worldwide has increased significantly as many manufacturers of PV modules, including our company, have engaged in significant expansions of manufacturing capacities in recent years. As a result, many manufacturers of PV modules have offered reductions in their average selling prices in an attempt to obtain sales, which drove down the prevailing market price.

We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the history and strength of our relationship with a particular customer and our costs of polysilicon or silicon wafers. The average selling price per watt of our PV cells decreased from $3.23 in 2006 to $3.06 in 2007 and to $2.84 in 2008. The decrease in the average selling price per watt of our PV cells from 2007 to 2008 was primarily due to increases in the proportion of the PV cells being sold pursuant to tooling arrangements, under which we only charged processing fees, as well as due to increases in sales of lower grade PV cells, which have lower selling prices. The majority of our PV cell revenue was composed of revenue recognized under buy-and-sell arrangements, under which we purchased silicon wafers from and sold PV cells back to the same company. We entered into such arrangements in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity during the first three quarters of 2008, when there was a supply shortage. The average selling price per watt of our PV modules decreased from $3.89 in 2006 to $3.72 in 2007, but increased to $3.89 in 2008. The changes in the average selling prices of our PV products largely reflected the prevailing market trend, as well as other factors, including exchange rate fluctuations.

In the third and fourth quarters of 2008, the Euro depreciated significantly against the U.S. dollar, and in both quarters we recorded foreign exchange losses which were attributable in significant part to such Euro depreciation. These foreign exchange losses had a material adverse effect on our operating results in the second half of 2008. The depreciation of the Euro also had a negative impact on the average selling prices of our products reported in U.S. dollar terms during such period. See “Item 3. Key Information — Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates have had, and could continue to have, an adverse affect on our results of operations.”

Beginning in the fourth quarter of 2008, this state of over-supply has resulted in reductions in the prevailing market prices of PV products as manufacturers, including our company, have reduced their average selling prices in an attempt to generate sales. We are continuing our efforts to distinguish our PV products through features such as high conversion efficiency, quality of manufacture and warranty, and adequate credit for customers, but there can be no assurance that our efforts will succeed in preventing further declines in demand for or further decreases in the average selling price of our products under the current macroeconomic conditions. In addition, the declines in the spot market silicon price coupled with decreases in demand for PV products since the fourth quarter of 2008 have hampered our ability to pass on to our customers the cost of a significant portion of our raw materials and increased our provisions for raw materials, which contributed to the decline of our gross profit margin from 20.3% in 2007 to 17.8% in 2008. We made provisions for inventories of in the aggregate amount of nil, $1.3 million and $50.1 million based on the lower of cost or market method, in 2006, 2007 and 2008, respectively.

We expect that the prices of PV products, including PV modules, will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of polysilicon and silicon wafers.

Process Technologies

The advancement of process technologies is important in increasing the conversion efficiency of PV products. High conversion efficiencies reduce the manufacturing cost per watt of PV products and increase the gross profit margin of the manufacturer. As a result, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and to manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. As of December 31, 2008, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.2% and 15.2%, respectively. In 2008, we commenced commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 34 MW of Pluto cell production capacity by December 31, 2008, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 300 MW of Pluto cell production capacity by the end of 2009.

Revenues

We currently derive revenues from three sources:

•	Sales of PV modules (including BIPV products), which accounted for approximately 78.8%, 98.8% and 92.8% of our total net revenues in 2006, 2007 and 2008, respectively. We manufactured all the PV cells used for manufacturing our PV modules.

•	Sales of PV cells, which accounted for approximately 20.8%, 1.0% and 5.2% of our total net revenues in 2006, 2007 and 2008, respectively.

•	Sales of others products and services, which mainly include PV system integration services and printed circuit products, accounted for approximately 0.4%, 0.2% and 2.0% of our total net revenues in 2006, 2007 and 2008, respectively.

Our net revenues are net of value-added tax. See “— Taxation.”

In 2008, we continued to expand our sales networks and to diversify our customer base. None of our customers accounted for 10% or more of our total net sales in 2008. We had three customers that accounted for 10% or more of our total sales in 2007. Two of these customers continued to be our customers in 2008, but due to our more diversified customer base, neither customer accounted for 10% or more of our total net sales in 2008. In 2007 and 2008, the German company that was our largest customer in 2006 ceased to account for 10% or more of our total net sales as the sales agreement under which we granted this company the exclusive right to distribute our products in Germany expired at the end of 2006.

Our revenues from PV module sales accounted for approximately 92.8% of our total net revenues in 2008, as compared to 98.8% in 2007, while our revenues from PV cell sales increased from 1.0% of our total net revenues in 2007 to 5.2% in 2008. This marginal change in the percentage of our product portfolio was mainly because we increased the number of buy-sell original equipment manufacturer, or OEM, type of manufacturing arrangements in 2008 in order to secure sufficient quantities of polysilicon and silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these customers and were obligated to sell PV cells manufactured using a substantially equivalent amount of the wafers provided to us back to such customers. This resulted in a higher percentage of our total net revenue being attributable to PV cell sales in 2008. In 2008, our newly acquired Germany equipment manufacturer, KSL-Kuttler, maintained its small volume of sales in the printed circuit industry. This new source of revenue from sales of printed circuits, together with an increase in the revenue from our PV system integration services, contributed to the increase in our net revenues from sources other than PV modules and PV cells from 0.2% in 2007 to 2.0% in 2008, as a percentage of our total net revenues.

Our BIPV Initiatives

We have actively expanded and developed our BIPV product line and leveraged our product development expertise to co-develop innovative products for the BIPV market segment in part due to our acquisition of MSK. We supplied in 2008 MSK Photovol Glass panels to Socovoltaic Systems as part of a large scale solar system green building project in Pozzallo, Italy. We also supplied in 2008 a custom designed MSK BIPV Light Thru skylight system to Recreational Equipment, Inc. for their prototype store in Colorado in the United States. We also supplied our BIPV products to Beijing’s “Bird’s Nest” Stadium, the main stadium for the 2008 Summer Olympics. We believe that there is a strong interest in BIPV solutions in our key markets, including Europe, the United States and China, and that our sales of BIPV products will increase both in absolute terms and as a percentage of our net revenues in 2009. Accordingly, we have expanded our international sales channels of BIPV products and have hired specialist sales professionals in key target markets such as Spain and the United States to promote our BIPV products internationally. Our expertise in BIPV has enabled us to form strategic partnerships with peer companies to co-develop and manufacture innovative BIPV products designed by peer companies.

Costs of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2006	2007	2008

Cost of revenues	75.1%	79.7%	82.2%
Operating expenses
Selling expenses	1.5	2.3	3.1
General and administrative expenses	4.5	3.3	4.4
Research and development expenses	1.4	1.1	0.8

Total operating expenses	7.4%	6.7%	8.3%

Our cost of revenues has increased as a percentage of our total net revenues from 2006 through 2008. The increase in cost of revenues from 2006 to 2007 was primarily attributable to increases in the prices of polysilicon and silicon wafers. The increase in cost of revenues from 2007 to 2008 was primarily attributable to our increased provisions for raw material inventory and degraded cells as a result of the decrease in polysilicon and silicon wafer prices in the fourth quarter of 2008. Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses. Our operating expenses as a percentage of our total net revenues were 6.7% in 2007, compared to 7.4% in 2006. The decrease was mainly attributed to cost savings from increased economy of scale in our operations. Our operating expenses as a percentage of our total net revenues increased to 8.3% in 2008 from 6.7% in 2007 as a result of expenses incurred in connection with the acquisitions of MSK (2nd phase acquisition of the remaining 33% equity shares), Kuttler and EI Solutions in 2008, as well as the expansion of our sales network and increased back-office expenses. We conduct a majority of our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity in a cost-effective manner.

Cost of Revenues

Our cost of revenues primarily consists of:

•	polysilicon and silicon wafers, which constitute the most important raw materials from which PV products are made. We expect the cost of polysilicon and silicon wafers will continue to constitute a significant portion of our cost of revenues in the near future. Cost of polysilicon and silicon wafers also includes the amortization of the cost of warrants and options granted to suppliers. In connection with a 10-year supply agreement we entered into with our largest supplier, MEMC, on July 25, 2006, we granted MEMC warrants to purchase 7,359,636 of our ordinary shares. The fair value of the compensation was initially recorded in our consolidated balance sheet under long-term prepayments. We started to amortize this balance in January 2007 when the first batch of deliveries occurred, and will continue to amortize the remaining balance over the life of the supply contract, which is 10 years. Amortization expense is charged based on the actual deliveries received as a proportion of the total contracted delivery volume. Total amortization expense in 2008 related to the warrants was $4.8 million, compared to $2.6 million in 2007. We expect cost of sales to increase with respect to warrant amortization charges relating to contracted delivery volumes in the future.

•	other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame;

•	direct labor, including salaries and benefits for personnel directly involved in manufacturing activities;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly. We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity and to build new facilities; and

•	overhead, including utility, maintenance of production equipment, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products.

Selling Expenses

Selling expenses primarily consist of provisions for warranties, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims. The level of our selling expenses is correlated to the demand for our products, which is commensurate with the volume of and expenses associated with products sold, and to the success of efforts to control expenses in our sales and marketing departments.

We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 0.3% of our MSK PV module revenues and 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2008, our accrued warranty costs amounted to $41.4 million. We believe our warranty policies are consistent with industry practice. We currently maintain product quality insurance with a liability cap of approximately $4.4 million, which covers both technical defects and declines of initial power generation capacity.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) provision for doubtful debts, which amounted to $15.8 million in 2008; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) amortization of share options and non-vested shares; (iv) fees and expenses of audit, legal, consulting and other professional services; (v) amortization of intangible assets related to our acquisitions of MSK, Kuttler and SES. (vi) bank service charges; and (vii) expenses associated with our administrative offices. General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $7.4 million, $8.9 million and $6.0 million in 2006, 2007 and 2008, respectively. We currently implement strict expense controls targeted at reducing general and administrative expenses in the near future.

Research and Development Expenses

Research and development expenses primarily consist of costs of raw materials used in our research and development activities, share-based compensation expenses for options and restricted shares granted to our research and development personnel, compensation and benefits for research and development personnel, prototype and equipment costs related to the design, development, testing and enhancement of our products and process technologies. We expense our research and development costs as incurred. We believe that research and development is critical to our strategic objectives of enhancing our technologies, reducing manufacturing costs and meeting the changing requirements of our customers. As a result, we expect that our total research and development expenses will be similar or will increase in absolute terms in the future.

Share-based Compensation Expenses

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. For details of our 2005 equity incentive plan and options and restricted shares granted under, please see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.” In aggregate, share-based compensation cost related to the options and restricted shares granted to internal employees and directors was approximately $12.9 million, $24.2 million and $11.4 million in each of 2006, 2007 and 2008, respectively. Share-based compensation expenses are allocated among each of general and administrative expenses and research and development expenses based on the nature of the work our employees were assigned to perform.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax in the Cayman Islands or British Virgin Islands. Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.

One of Suntech BVI’s subsidiaries, Power Solar System Pty. Ltd., or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income. PSS is not an operating company and transferred its 31.389% equity interest in Suntech China to Suntech BVI in 2007.

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

Suntech America, Inc. is subject to U.S. federal corporate income tax at the rate of 35% and California state corporate income tax at the rate of 8.8%.

Suntech Energy Solutions, Inc. is subject to U.S. federal corporate income tax of 35%, and California state corporate income tax at the rate of 8.8%.

MSK is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective tax rate of approximately 40.69%.

Suntech Power Investment Pte. Ltd. is located in Singapore and is subject to a flat rate corporate income tax of 18% on its chargeable income.

Suntech Power International Ltd is located in Schaffhausen, Switzerland, which is outside of Zurich, and is subject to a federal corporate income tax of approximately 9%.

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

Suntech China, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, was approved to be qualified as a “high and new technology enterprise” on December 1, 2008. As a result, it is entitled to a preferential enterprise income tax rate of 15.0%.

Luoyang Suntech is located in Luoyang high and new technology zone and was approved to be qualified as a “high and new technology enterprise” on December 30, 2008 As a result, it is entitled to a preferential enterprise income tax rate of 15.0%. As a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011). Since the two preferential tax treatments are prohibited from simultaneous implementation, the applicable tax rate for Luoyang Suntech from 2009 to 2011 is 12.5%.

Qinghai Suntech Nima Power Co., Ltd., or Qinghai Suntech, is located in Xining, Qinghai province. As an enterprise located in the western region of China, Qinghai Suntech is subject to an income tax rate of 15%.

Sunergy Power Co., Ltd., or Sunergy Power, is a manufacturing-oriented FIE located in the Wuxi high-tech zone. Sunergy Power’s first profitable year was 2007 and is subject to an applicable enterprise income tax rate of 25% since 2008. In addition, as a manufacturing-oriented FIE, Sunergy Power will be entitled to a tax exemption from the income tax from 2008 to 2009 and a 50% reduction in the income tax rate for the succeeding three years thereafter from 2010 to 2012.

Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen special economic zone and is subject to an income tax rate of 18%, 20%, 22% and 24% in each year from 2008 to 2011 and an income tax rate of 25% starting from 2012.

Suntech Energy Engineering Co., Ltd. is incorporated in China, and has been subject to income tax rate of 25% since 2008.

Kuttler Automation Systems (Suzhou) Co., Ltd is enjoying the 50% deduction of income tax for 2008 and was subject to an income tax rate of 12.5%. It shall be subject to an income tax rate of 25% starting from January 1, 2009.

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

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. However, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date, we accrue the estimated costs of such warranties based on our assessment of competitors’ accrual history while incorporating some estimates of failure rates through our quality review staff. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model. Under this model, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our assumptions.

Income Taxes

As required by Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” we periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS No. 142 states that goodwill and intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise). We conduct our annual impairment testing on December 31 to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives .

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. Consistent with the requirements of SFAS No. 142, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units.

We will continue to closely monitor the 2009 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Prior to performing the goodwill impairment testing process for a reporting unit under SFAS 142, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for impairment under SFAS No. 142 or SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. Assets governed by SFAS No. 144 require a recoverability test for impairment whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related intangible assets with indefinite lives, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. The carrying values of these assets are impaired as necessary to provide the appropriate carrying value for the goodwill impairment calculation.

These impairment tests also involve the use of accounting estimates and assumptions believed to be reasonable, the results of which form the basis for our conclusions. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

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

Marketable Securities

Marketable securities are classified as “available-for-sale” and are presented at fair value on our balance sheet, with gains and losses recorded to accumulated other comprehensive income (loss) until realized. We determine the realized gains and losses on sales of marketable securities using the specific identification cost method. Available-for-sale marketable securities are subject to a periodic impairment review. We subject investments identified as being impaired to further review to determine if the investment is other than-temporarily impaired, in which case we would write down the investment to its impaired value and establish that amount as its new cost basis. We measure the fair value of our marketable securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals) and we consider the effect of our counterparties credit standings in these fair value measurements. Determining the observable market values most relevant to the measurement of the fair value of marketable securities and the further counterparty credit risk adjustment to those values, if needed, requires significant judgment. Changes in market conditions can also significantly affect the fair value measurements from period to period and can cause realized values to vary significantly from previous estimates.

Valuation of Derivative Financial Instruments

Derivative instruments are principally used to manage currency exchange rate risk and are not used for speculative or trading purposes. There are two aspects of accounting for derivative instruments that require significant estimates and judgments: measuring the fair values of the derivative instruments and applying special “hedge accounting” rules to some of them.

Derivative instruments are reported on the consolidated balance sheet at their fair values. See Note 3 to the consolidated financial statements for information about how measurement of the fair values of derivative instruments is performed. The types of derivative instruments are commonly used by many companies outside the financial services industry and have well-established valuation models. Also, there are readily available, reliable sources for the information that are used as inputs to these valuation models. However, the selection of the valuation models and the inputs used in them still require the exercise of significant judgment. The amounts that are used as valuation model inputs can change significantly from one period to another as markets fluctuate. This can cause the estimated fair value for any specific derivative instrument to vary significantly from one period to another.

Some of our derivative instruments are designated as cash-flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Under cash-flow hedge accounting, the “effective portion” of the change in fair value of the specified future cash flow that it hedges is recorded as a component of other comprehensive income until the hedged cash flow affects the computation of current income. At that time, the “effective portion” of the net change in the fair value of the derivative instrument is reclassified to current income.

Among other things, cash-flow hedge accounting requires testing of each hedging derivative instrument at the inception of the hedging relationship and at the end of each reporting period thereafter for its effectiveness in offsetting changes in the fair value of the hedged cash flow. If it is determined that the overall hedging relationship is ineffective, cash-flow hedge accounting for the derivative instrument is discontinued and all future amounts are recorded for future fair value changes in income. SFAS No. 133 also requires the measurement any portion of the change in the fair value of the derivative instrument that is not effective in offsetting changes in the fair value of the hedged cash flow and to record that measured ineffectiveness in current income. Because of these requirements, estimates and judgments that affect the amounts that are used to measure for the fair value of derivative instruments, and the hedged cash flows, can also have a significant impact on how presented changes in those fair values are reflected in the financial statements (current income versus other comprehensive income).

Fair Value Control Processes

Pricing information we obtain from third parties (such as pricing quotes) is internally validated by Company personnel with relevant expertise for reasonableness prior to use in the consolidated financial statements.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we utilize our backlog information and project future demand. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. If actual market conditions are less favorable or other factors arise that are significantly different than those anticipated by management, additional inventory write-downs or increases in obsolescence reserves may be required. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

In the fourth quarter of 2008, in connection with rapidly declining spot prices of polysilicon, we recorded a $43.7 million non-cash reserve charge on inventory. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

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

In order to secure a stable supply of polysilicon and wafers, we make short term and long term prepayments to certain suppliers. Advances to suppliers for purchases expected to be made within twelve months as of each balance sheet date are recorded as advances to suppliers, while others are recorded as long-term prepayments to suppliers in the consolidated balance sheets. A portion of the long-term prepayments to suppliers are deemed as financial assets. We make most of the prepayments without receiving collateral for such payments. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, amount due from related parties, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value. Fair value of currency forward contract is measured by the amount that would have been paid to liquidate and repurchase all open contracts. Fair value of investment in equity securities with readily determined fair value was determined based on the closing stock price on December 31, 2008 or by the discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discount rate.

Financial Instruments Measured at Fair Value

A number of our financial instruments are carried at fair value with changes in fair value recognized in earnings or accumulated comprehensive income each period. We make estimates regarding valuation of assets and liabilities measured at fair value in preparing the consolidated financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. A hierarchy for inputs is used in measuring fair value that maximizes the use of observable prices and inputs and minimizes the use of unobservable prices and inputs by requiring that the observable inputs be used when available. The hierarchy is broken down into three levels, wherein Level 1 uses observable prices in active markets for identical assets and liabilities, and Level 3 consists of valuation techniques that incorporate significant unobservable inputs and therefore require the greatest use of judgment. In periods of market dislocation, such as those experienced in fiscal 2008, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a continued downturn in market conditions could lead to further declines in the valuation of many instruments. For further information on the fair value definition, Level 1, Level 2 and Level 3 hierarchy, and related valuation techniques, see Notes 2 and 3 to the consolidated financial statements.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Certain of our assets were measured at fair value on a non-recurring basis. These assets include certain goodwill, certain intangible assets, certain premises and equipment, certain cost method investments, that were impaired during fiscal 2008, primarily in the fourth quarter, and written down to their fair value. In addition, a continued downturn in market conditions could result in additional impairment charges in future periods.

For assets and liabilities measured at fair value on a non-recurring basis, fair value is determined by using various valuation approaches. The same hierarchy as described above, which maximizes the use of observable inputs and minimizes the use of unobservable inputs, by generally requiring that the observable inputs be used when available, is used in measuring fair value for these items.

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

Covenant not to compete is valued based on the with-and-without approach under the income approach.

The backlog was valued using the excess earnings method. All revenue from existing backlog will be recognized within one month of the valuation date. Cost of sales and operating expenses, excluding research and development, were estimated using the corresponding expense ratios in the PFI. Marketing cost for the existing backlog was added back. The contributory asset charges were also deducted.

Valuation of Cost and Equity Method Investments

When events and circumstances warrant, we evaluate our equity investments accounted for under the cost or equity method of accounting for impairment. An impairment charge would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In determining if a decline is other than temporary we consider factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the equity affiliate, the near-term and longer-term operating and financial prospects of the affiliate and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

When available, we use quoted market prices to determine fair value. If quoted market prices are not available, fair value is based upon valuation techniques that use, where possible, market-based inputs. Generally, fair value is estimated using a combination of the income approach and the market approach. Under the income approach, estimated future cash flows are discounted at a rate commensurate with the risk involved using marketplace assumptions. Under the market approach, valuations are based on actual comparable market transactions and market earnings and book value multiples for comparable entities. The assumptions used in the income and market approaches have a significant effect on the determination of fair value. Significant assumptions include estimated future cash flows, appropriate discount rates, and adjustments to market transactions and market multiples for differences between the market data and the equity affiliate being valued. Changes to these assumptions could have a significant effect on the valuation of our equity affiliates.

In 2008, we recorded impairment charges related to Nitol Solar of $60 million. At December 31, 2008, the balance of our investment in Nitol Solar was $40 million.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Each item has also been expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2006		2007		2008
		% of Net		% of Net		% of Net
	(In Millions)	Revenues	(In Millions)	Revenues	(In Millions)	Revenues

Consolidated Statement of Operations Data
Net revenues
PV modules	$471.9	78.8%	$1,331.7	98.8%	$1,785.8	92.8%
PV cells	124.6	20.8	13.7	1.0	99.3	5.2
Others	2.4	0.4	2.9	0.2	38.4	2.0

Total net revenues	598.9	100.0	1,348.3	100.0	1,923.5	100.0
Cost of revenues
PV modules	357.9	59.8	1,057.6	78.4	1,448.2	75.3
PV cells	90.1	15.0	14.5	1.1	97.5	5.1
Others	2.0	0.3	2.1	0.2	34.9	1.8

Total cost of revenues	450.0	75.1	1,074.2	79.7	1,580.6	82.2
Gross profit	148.9	24.9	274.1	20.3	342.9	17.8

	Year Ended December 31,
	2006		2007		2008
		% of Net		% of Net		% of Net
	(In Millions)	Revenues	(In Millions)	Revenues	(In Millions)	Revenues

Operating expenses
Selling expenses	9.0	1.5	30.6	2.3	59.3	3.1
General and administrative expenses(1)	26.8	4.5	44.5	3.3	85.8	4.4
Research and development expenses	8.4	1.4	15.0	1.1	15.3	0.8

Total operating expenses	44.2	7.4	90.1	6.7	160.4	8.3
Income from operations	104.7	17.5	184.0	13.6	182.5	9.5
Interest expense, net(2)	5.5	0.9	7.2	0.5	(25.0)	(1.3)
Other income (expense)(1)	0.6	0.1	(8.7)	(0.6)	(69.4)	(3.6)
Earnings before income taxes, equity in earnings (loss) of affiliates	110.8	18.5	182.5	13.5	88.1	4.6
Tax expense	(7.2)	(1.2)	(13.2)	(1.0)	(1.6)	(0.1)

Net income after taxes before minority interest	103.6	17.3	169.3	12.5	86.5	4.5
Minority interest	1.4	0.2	2.7	0.2	1.4	0.1
Equity in earnings (loss) of affiliates	1.0	0.2	(0.7)	(0.0)	0.3	0.0

Net income	$106.0	17.7%	$171.3	12.7%	$88.2	4.6%

(1)	We have reclassified the aggregate foreign currency exchange gains and losses from income from operations to within other income and expense starting January 1, 2008.

(2)	Includes “interest expense” and “interest income” contained in our consolidated financial statements.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues.  Our total net revenues increased from $1,348.3 million in 2007 to $1,923.5 million in 2008. The increase was due primarily to an increase in our manufacturing capacity and a corresponding increase in sales volume of our products, which were driven by a significant increase in market demand during the first nine months of 2008. We sold an aggregate of 495.5 MW of PV products in 2008 compared to 363.7 MW in 2007.

Our net revenues were largely derived from sales to our European markets, which in aggregate accounted for 77.7% of our total net revenues in 2008, compared to 88.7% in 2007. Our total net revenues from sales in Spain increased from $466.2 million in 2007 to $718.7 million in 2008, due primarily to increased demand for our PV modules by project developers in Spain and, to a lesser extent, distributors in Spain. Our total net revenues from sales in Spain constituted 37.4% of our total net revenues in 2008, compared to 34.6% in 2007. Our total net revenues from sales in Germany decreased from $685.8 million in 2007 to $570.9 million in 2008, as a result of our efforts to diversify the geographic distribution of our sales. Our total net revenues from sales in Germany constituted 29.7% of our total net revenues in 2008, compared to 50.9% in 2007. Our total net revenues from sales in the rest of our European markets increased significantly from $43.7 million in 2007 to $203.6 million in 2008, due primarily to the strong demand for our PV modules in the rest of our European markets, such as Italy and Greece. Our total net revenues from sales in the rest of Europe outside of Germany and Spain constituted 10.6% of our total net revenues in 2008, compared to 3.2% in 2007.

Sales to our largest customer decreased to below 10.0% of our total net revenues in 2008 from 20.2% in 2007. In 2008, we had no customers who accounted for 10.0% or more of our total revenue, while in 2007, we had three customers who each accounted for 10.0% or more of our total net revenues. We intend to further diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

The increase in our total net revenues was also driven by an increase in the average selling price of our PV modules from $3.72 per watt in 2007 to $3.89 per watt in 2008, which was driven in part by strong market demand and in part by our need to pass on to our customers some of the increased costs of our raw materials.

Cost of Revenues.  Our cost of revenues increased from $1,074.2 million in 2007 to $1,580.6 million in 2008. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of polysilicon and silicon wafers required to supply the significant increase in the volume of PV products we sold and, to a lesser extent, increases in the unit costs of polysilicon and silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 79.7% in 2007 to 82.2% in 2008. This increase was due primarily to our increased provisions for inventory and degraded cells as well as provisions for loss related to our purchase commitments as a result of the decrease in polysilicon and silicon wafer prices in the fourth quarter of 2008, as well as the increase in our average cost of polysilicon and silicon wafers in 2008 over 2007, which was a result of the rising market price for polysilicon and silicon wafers in the first three quarters of 2008. Our provisions for inventories increased from $1.3 million in 2007 to $50.1 million in 2008.

Gross Profit.  As a result of the foregoing, our gross profit increased from $274.1 million in 2007 to $342.9 million in 2008. Because the increase of our raw material costs outpaced the growth of our selling prices, our gross margin decreased from 20.3% in 2007 to 17.8% in 2008.

Operating Expenses.  Our operating expenses increased from $90.1 million in 2007 to $160.4 million in 2008. The increase in our operating expenses was due primarily to significant increases in our selling expenses and general and administrative expenses. Operating expenses as a percentage of our total net revenues increased from 6.7% in 2007 to 8.3% in 2008.

•	Selling Expenses. Our selling expenses increased from $30.6 million in 2007 to $59.3 million in 2008 and, as a percentage of our total net revenues, from 2.3% in 2007 to 3.1% in 2008. The increase was mainly attributable to increased expenditures on salary and benefits as we opened new sales offices and increased sales and marketing headcount globally in 2008. Our provision for warranties was also increased as a result of our increased sales. We accrued 0.3% of our MSK PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in our commission expense and marketing expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased from $44.5 million in 2007 to $85.8 million in 2008 and, as percentage our total net revenues, increased from 3.3% in 2007 to 4.4% in 2008. The increase in our general and administrative expenses was due primarily to: (i) an increase in the provision for doubtful debts, which amounted to $1.4 million and $15.8 million in 2007 and 2008, respectively, driven by increased defaults in accounts receivable and prepayments due to the deteriorating world economy in 2008; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased amortization expenses of intangible assets generated from the acquisition of MSK, Kuttler and SES; (iv) increased fees and expenses incurred for professional services; and (v) increased bank service charges due to more frequent banking transactions driven by increased sales and purchasing activities.

•	Research and Development Expenses. Our research and development expenses increased slightly from $15.0 million in 2007 to $15.3 million in 2008. However, research and development expenses as a percentage of our total net revenues decreased from 1.1% in 2007 to 0.8% in 2008. The increase in our research and development expenses was due primarily to increases in salary expenses and raw material costs related to research and development activities. The increase was partially offset by the decrease of share-based compensation expenses for share options and restricted stocks granted to certain of our research and development personnel. Our research and development focus was on developing the Pluto technology, which can be used to produce PV cells with higher conversion efficiencies. PV cells produced in our first commercial production using Pluto technology reached conversion efficiencies of 18.0% to 19.0% with monocrystalline cells and of 16.5% to 17.5% with multicrystalline cells. Other focal points of our research and development efforts include manufacturing PV cells with high conversion efficiency rates using low-grade silicon wafers and designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK.

Interest (Income) Expense, net.  We recorded a net interest expense of $25.0 million in 2008, compared to a net interest income of $7.2 million in 2007. Our net interest expense in 2008 was primarily due to the significant increase in our use of short term debt and the issuance of the 3.0% 2013 convertible notes , and, to a lesser extent, an increase in the average interest rate we paid for debt in 2008.

Other Expense.  Our other expense increased significantly from $8.7 million in 2007 to $69.4 million in 2008. The increase was primarily due to a $73.8 million in impairments from our Hoku Scientific and Nitol Solar investments. This impairment was partially offset by a gain of $31.1 million generated from our convertible note buy-back. The increase was also due to an increase in our exchange loss from $8.9 million in 2007 to $14.4 million in 2008. The increase in exchange loss was primarily due to appreciation of the Renminbi, which increased the U.S. dollar equivalent value of our net current liabilities denominated in Renminbi.

In the fourth quarter of 2008, pursuant to our accounting policy, we evaluated our significant equity method and cost method investments for impairment. We determine the fair value of our investments in GSF, Glory Silicon, Shunda Holdings and Nitol Solar using a combination of the income approach and the market approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of such investments, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the solar power industry. Estimates of projected revenues, expenses, capital spending, and other costs are developed by management of our equity method investments and reviewed by us. The market approach includes using financial metrics and ratios of comparable public companies, such as projected revenues, expenses, and other costs. The selection of comparable companies used in the market approach requires management judgment and is based on a number of factors, including polysilicon products within the solar industry, comparable companies’ sizes, growth rates, and other relevant factors.

We recorded a $60.0 million impairment charge on our investment in Nitol Solar during the fourth quarter of 2008 to write down our investment to its fair value. Based on our evaluation of the near-term prospects of Nitol Solar and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we believe that the impairment is other-than-temporary as of December 31, 2008.

Changes in management estimates to the unobservable inputs in our valuation models would change the valuation of the investment. The estimated projected revenue is the assumption that most significantly affects the fair value determination. For example, for our investment in Nitol an increase of 100 basis points in the discount rate could result in an incremental impairment charge of approximately $3.3 million, and a decrease of 100 basis points in operating income margin could result in an incremental impairment charge of approximately $2.5 million, assuming all other assumptions remain constant.

We determine the fair value of our investment in Hoku Scientific primarily using quoted prices. During the fourth quarter of 2008, we recorded a $13.8 million impairment charge on our investment in Hoku Scientific to write down our investment to its fair value, primarily due to the fair value being significantly lower than the cost basis of our investment. Based on our evaluation of the near-term prospects of Hoku Scientific and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we believe that the impairment is other-than-temporary as of December 31, 2008.

Tax Expense.  Our tax expense decreased significantly from $13.2 million in 2007 to $1.6 million in 2008 primarily as a result of the decrease in our taxable income.

Net Income.  As a result of the cumulative effect of the above factors, net income decreased from $171.3 million in 2007 to $88.2 million in 2008. Our net margin decreased from 12.7% in 2007 to 4.6% in 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues.  Our total net revenues increased significantly from $598.9 million in 2006 to $1,348.3 million in 2007. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. We sold an aggregate of 363.7 MW of PV products in 2007 compared to 160.1 MW in 2006. Our PV module sales volume increased from 121.1 MW in 2006 to 358.8 MW in 2007 while our PV cell sales volume decreased from 38.5 MW in 2006 to 4.5 MW in 2007.

The significantly lower portion of sales attributable to PV cells in 2007 was due to the expiration of the OEM manufacturing arrangements we entered into with several PV module manufacturers in 2006. We entered into such arrangements in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these OEM customers and were obligated to sell PV cells manufactured using a substantially equivalent amount of the wafers provided to us back to such customers. This resulted in a high percentage of our total net revenues being derived from sales of PV cells in 2006. In 2007, there were no such arrangements. We believe that by continuing to focus on PV module sales, which accounted for approximately 98.8% of our total net revenues in 2007 as compared to 78.8% in 2006, we are not only able to capture the incremental profit opportunities, but are also able to build our brand recognition and reputation.

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

Sales to our largest customer decreased to 20.2% of our total net revenues in 2007 from 21.4% in 2006. In 2007, we had three customers who accounted for 10.0% or more of our total revenue, while in 2006, we had only one customer accounting for 10.0% or more of our total net revenues. We intend to further diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

The increase in our total net revenues was also partially offset by a decrease in the average selling price of our PV cells and modules from $3.23 and $3.89, respectively, per watt in 2006, to $3.06 and $3.72, respectively, per watt in 2007, reflecting prevailing market trends.

Cost of Revenues.  Our cost of revenues increased significantly from $450.0 million in 2006 to $1,074.2 million in 2007. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of polysilicon and silicon wafers needed as a result of the significant increase in the volume of PV products we sold and, to a lesser extent, increases of unit costs of polysilicon and silicon wafers. Cost of revenues as a percentage of our total net revenues increased from 75.1% in 2006 to 79.7% in 2007. This increase was due primarily to the increase in our average cost of polysilicon and silicon wafers in 2007 over 2006 as a result of the rising market price of polysilicon and silicon wafers. The multi-year supply agreements we entered into in 2005 and 2006 provided for a substantial portion of our polysilicon and silicon wafers needs for 2007.

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

Operating Expenses.  Our operating expenses increased from $44.2 million in 2006 to $90.1 million in 2007. The increase in our operating expenses was due primarily to significant increases in our selling expenses and general and administrative expenses, as well as an increase in our research and development expenses. Operating expenses as a percentage of our total net revenues decreased from 7.4% in 2006 to 6.7% in 2007.

•	Selling Expenses. Our selling expenses increased significantly from $9.0 million in 2006 to $30.6 million in 2007 and, as a percentage of our total net revenues, from 1.5% in 2006 to 2.3% in 2007. The increase in our selling expenses was due primarily to a significant increase in our provision for warranties as a result of our increased sales. We accrued 0.3% of our MSK PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in our selling expenses, advertising expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel as a result of increased headcount.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $26.8 million in 2006 to $44.5 million in 2007. However, general and administrative expenses as a percentage of our total net revenues decreased from 4.5% in 2006 to 3.3% in 2007. The increase in our general and administrative expenses was due primarily to the increases in salary and benefit expenses of administrative, finance and human resources personnel as a result of increased headcount, consulting costs and share-based compensation expenses for share options granted to certain of our administrative personnel in 2007.

•	Research and Development Expenses. Our research and development expenses increased by 78.9% from $8.4 million in 2006 to $15.0 million in 2007. However, research and development expenses as a percentage of our total net revenues decreased from 1.4% in 2006 to 1.1% in 2007. The increase in our research and development expenses was due primarily to increases in raw material costs in relation to our research focused on the production of PV cells with higher conversion efficiencies. PV cells produced in our pilot production had reached 18.0% to 19.0% conversion efficiency. Other focal points of our research and development efforts include manufacturing PV cells with high conversion efficiency rates using low-grade silicon wafers and designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK. We expect our research and development expenses to increase in line with the increase in our total net revenues.

Interest Income, net.  Our net interest income increased by 31.7% from $5.5 million in 2006 to $7.2 million in 2007. Our net interest income in 2007 was primarily the interest generated from the retained proceeds from our convertible senior notes offering in February 2007.

Other Income (Expense).  We generated other income of $0.6 million in 2006, compared to $8.7 million loss in 2007. The fluctuation was mainly due to fluctuations of exchange rates. We generated an exchange loss of $8.9 million in 2007, compared to an exchange gain of $0.5 million in 2006. We incurred exchange losses in 2007 because a significant portion of our accounts payable, other payables and bank borrowings were denominated in Renminbi, which appreciated significantly against the U.S. dollar in 2007. As our reporting currency is the U.S. dollar and we translate our assets and liabilities using exchange rates in effect at each period end, the appreciation of the Renminbi in 2007 increased the corresponding U.S. dollar amount of our accounts payable, other payables and bank borrowings at the end of 2007. This exchange loss was partially offset by the exchange gain resulting from an increase in the U.S. dollar equivalent value of our cash and cash equivalents denominated in Renminbi.

Tax Expense.  Our tax expense increased significantly from $7.2 million in 2006 to $13.2 million in 2007 primarily as a result of the increase of our taxable income.

Net Income.  As a result of the cumulative effect of the above factors, net income increased significantly from $106.0 million in 2006 to $171.3 million in 2007. Our net margin decreased from 17.7% in 2006 to 12.7% in 2007.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations, especially prepayments and loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry.

To date, we have financed our operations primarily through short-term and long-term bank borrowings and proceeds from our initial public offering and from our February 2007 and March 2008 convertible note offerings. As of December 31, 2008, we had $507.8 million in cash and cash equivalents, most of which were denominated in U.S. dollars and Renminbi. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

We currently have a significant amount of debt outstanding. As of December 31, 2008, our short-term bank borrowings totaled $638.5 million, which comprised of short-term bank loans and draw downs from our short-term credit facilities. As of December 31, 2008, we had short-term credit facilities of up to $617.5 million on a revolving credit basis from various financial institutions, and we had drawn down $222.5 million under these credit facilities with $395.0 million available for future borrowings. The outstanding borrowings under the credit facilities are unsecured.

Our short-term bank borrowings outstanding as of December 31, 2008 bore average interest rates of 6.41% in 2008. These borrowings have terms of one year, and expire at various times throughout 2009. These loans were borrowed from various financial institutions. $39.6 million of these short-term credit facilities were restricted to the purchase of fixed assets, while the remainder did not contain any financial covenants or restrictions. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of March 31, 2009, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $791.7 million. We expect to be able to obtain additional bank borrowings through short-term bank loans and draw downs from new and existing credit facilities from financial institutions we have relationships with should we need additional funding for working capital and capital expenditures.

Our long-term bank borrowings bore an annual average interest rate of 6.65% in 2008. These loans were borrowed from various financial institutions and were within the limit of the maximum amount of each facility. Part of the loans are restricted to purchase fixed assets as opposed to working capital needs, while the remainder does not contain any financial covenants or restrictions. As of December 31, 2008, we had six long-term credit facilities with an aggregate limit of $41.6 million, of which $37.7 million has been drawn down.

As of December 31, 2008 and May 7, 2009, we had $406.2 million and $255.8 million principal amount of 2012 convertible notes outstanding, respectively, which reflected the open market repurchase of $93.8 million aggregate principal amount of our 2012 convertible notes for cash consideration of $61.0 million in December 2008 and the open market repurchase of $150.4 million aggregate principal amount of our 2012 convertible notes for a total consideration of $129.9 million in 2009. The holders of the 2012 convertible notes have the right to require us to repurchase all or a portion of their notes on February 15, 2010 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. As of December 31, 2008 and May 7, 2009, we had $575.0 million and $575.0 million principal amount of 2013 convertible notes outstanding, respectively.

Long-term Loans to Our Suppliers and Advances and Prepayment to Suppliers

Purchases of polysilicon and silicon wafers have required, and will continue to require, us to make significant funding commitments, including working capital commitments. Most of our multi-year supply agreements require us to provide interest free loans, prepayment of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments. We make most of our loans and prepayments without receiving collateral, and, as a result, our claims for such loans and prepayments rank only as unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

We had benefited from the low interest rate, abundant credit environment pre-dating the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms. Given the current economic environment, particularly the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due. The extended credit terms to our customers have created additional demands on our working capital, as well as increased defaults in accounts receivable and prepayments due to the deteriorating world economy in 2008. Accordingly, we have increased our provision for doubtful accounts from $1.4 million in 2007 to $15.8 million in 2008. Moreover, some of these customers are new customers with whom we have not had extensive business dealings historically. The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

Long-term Loans to Our Suppliers

As part of the 10-year supply agreement with MEMC, we also granted a loan to MEMC in the aggregate principal amount of $625 million over the course of 10 years, as a means of securing our obligations to MEMC. The loan shall be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 10-year period. If we fail to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC may retain a portion of the loan up to the purchase shortfall. $6.1 million has been accrued and charged as imputed interest for the interest free loan.

As of December 31, 2008, we provided a loan to a supplier in the amount of $10 million as a means of securing the long term supply of raw materials from this supplier. The supplier agreed to grant us an option to (1) offset the advanced payment to the payment for purchase of polysilicon products under the supply contract, without accrued interest thereof or (2) extinguish the interest free loan in exchange for a 20% equity interest in this supplier. We recorded approximately $0.5 million and $1.0 million imputed interest for the interest free loan as of December 31, 2007 and 2008, respectively. Imputed interest was computed using the weighted average interest rate of 5.38% for comparable long-term supplier borrowings. The imputed interest would be amortized along with the supply schedule, which is scheduled to begin in 2009. We have not exercised either option under this agreement as of December 31, 2008.

Advances to Affiliates Deemed to be Financial Assets and Prepayment to Suppliers

In order to secure a stable supply of silicon raw materials, we make prepayments to certain suppliers based on written purchase orders and contracts detailing product, quantity and price. Under these supply agreements, we have the right to inspect products prior to acceptance, and under a portion of the arrangements we can also terminate the arrangements and request refund of our prepayments with interest and/or a penalty fee in the event that suppliers are late in or fail to make their deliveries. Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months. As of December 31, 2007 and 2008, we had advances to suppliers that amounted to $61.4 million and $56.9 million, respectively, and long-term prepayments that amounted to $45.1 million and $137.2 million, respectively. In addition, our long-term prepayments also include the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $110.4 million as of December 31, 2008.

We have made a number of strategic equity investments in upstream suppliers as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. As of December 31, 2008, the current portion of amounts due from related parties amounted to $101.0 million and the non-current portion of amounts due from related parties amounted to $278.0 million, primarily consisting of advances and prepayments to these related party suppliers.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2006	2007	2008
	(In millions)

Net cash used in operating activities	$(168.9)	$(9.0)	$(171.3)
Net cash used in investing activities	(134.8)	(240.9)	(641.8)
Net cash provided by financing activities	172.7	547.0	795.2
Net increase (decrease) in cash and cash equivalents	(103.8)	295.5	(13.2)
Cash and cash equivalents at beginning of the year	359.3	225.5	521.0
Cash and cash equivalents at end of the year	$255.5	$521.0	$507.8

Operating Activities

Net cash used in operating activities in 2008 increased significantly to $171.3 million in 2008 from $9.0 million in 2007. The increase was due primarily to the addition of amounts due from related parties as we made prepayments to suppliers we invested in for silicon and silicon wafer supplies, which amounted to $353.1 million in 2008. The increase was also due to significant increases in inventory and long-term prepayment to third party suppliers. The increase was partially offset by a significant increase in accounts payable and decreases in interest free loans to our suppliers, account receivables and value added tax recoverable.

Net cash used in operating activities in 2007 decreased significantly to $9.0 million in 2007 from $168.9 million in 2006, due primarily to a significant increase in the amount of cash provided by sales of our products. The decrease was also attributable to a significant reduction in inventory and advances to suppliers. The decrease was partially offset by significant increases in several interest free loans to several of our suppliers, account receivables, value added tax recoverable and long-term prepayment.

Investing Activities

Net cash used in investing activities increased significantly by 166.4% from $240.9 million in 2007 to $641.8 million in 2008. The increase was primarily due to our strategic equity investments in upstream suppliers, which amounted to $297.3 million in 2008, as well as a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules. The increase was also attributable to our acquisition of subsidiaries as we expand our business and operation. The increase in net cash used in investment activities was partially offset by an increase in net proceeds from the early redemption of approximately $48 million of structured deposits and a decrease in restricted cash.

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

Financing Activities

Net cash provided by financing activities increased from $547.0 million in 2007 to $795.2 million in 2008. The increase was primarily due to the $560.1 million net proceeds we received in connection with our offering of the 2013 convertible notes in March 2008 and an increase in net proceeds of $305.8 million from short-term bank borrowings. The increase in net cash provided by financing activities was partially offset by our repurchase of $93.8 million aggregate principal amount of our 2012 convertible notes for cash consideration of $61.0 million.

Net cash provided by financing activities increased significantly from $172.7 million in 2006 to $547.0 million in 2007. The increase was primarily due to the $485.6 million net proceeds we received in connection with our offering of the 2012 convertible notes in February 2007. The increase in net cash provided by financing activities was partially offset by a decrease in net proceeds from short-term bank borrowings from $183.6 million in 2006 to $58.4 million in 2007.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. The current global liquidity and credit crisis since the second half of 2008 has been having a significant negative impact on the financing abilities of businesses worldwide, including that of our company. If we are not able to generate sufficient cash flow to meet such obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We made capital expenditures of $52.3 million, $172.2 million and $337.5 million in 2006, 2007 and 2008, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. A certain portion of our capital expenditures in 2007 and a large portion of our capital expenditures in 2008 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2009 will be approximately $100 million, which will be used primarily to retrofit existing production capacity to enable production of PV modules based on our high efficiency Pluto technology and for the completion of the construction of our thin film manufacturing facility, and the construction of our PV cell production and supporting facilities in Yangzhou as well as production lines and production and supporting facilities at other locations. We plan to fund the balance of our 2009 capital expenditures substantially with cash from operations and additional borrowings from third parties.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (SFAS 141R). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. We are currently evaluating the impact, if any, of this statement on our consolidated financial statement.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS 160). This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We are currently evaluating the impact of this statement on our consolidated financial statements.

At its December 12, 2007 meeting, the FASB ratified the consensus reached by the Task Force in Emerging Issues Task Force (“EITF”) Issue No. 07-1, “Accounting for Collaborative Arrangements”. The objective of this Issue is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This Issue shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. This Issue shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. For calendar year companies, we should evaluate and disclose the impact, if any, this Issue will have on its consolidated financial statements starting from January 1, 2009.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We do not expect a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 enhances the required disclosures under SFAS 133 in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. We are currently evaluating the impact of this statement on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position FAS 142-3: Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the impact of this statement on our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires cash settled convertible debt, such as our 2012 and 2013 convertible notes, to be separated into debt and equity components at issuance and a value to be assigned to each. The value assigned to the debt component is the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this estimated fair value, representing the value assigned to the equity component, is recorded as a debt discount and amortized to interest expense over the life of the bond. In addition, if our convertible debt is redeemed or converted prior to maturity and the fair value of the debt component immediately prior to extinguishment is different from the carrying value, we will result in a gain or loss on extinguishment. Although FSP APB 14-1 will have no impact on our actual past or future cash flows, it will require us to record a significant amount of non-cash interest expense as the debt discount is amortized and will result in gains or losses on extinguishment that would not have occurred under previous GAAP. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and must be applied on a retrospective basis. Accordingly, commencing with the filing of our quarterly report on Form 6-K for the three months ended March 31, 2009, our historical financial statements will be adjusted to give effect to FSP APB 14-1. We estimate that the adoption of FSP APB 14-1 will increase non-cash interest expense for the years ended December 31, 2007 and 2008 by approximately $25.4 million and $47.3 million, respectively. The estimated impact to fiscal year 2009 non-cash interest expense is expected to be an increase of approximately $45.0 million, excluding the impact of future debt conversions, if any.

At its June 25, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 07-5: Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (EITF 07-5). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. We are currently evaluating the impact of this statement on our consolidated financial statements.

At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: Equity Method Investment Accounting Considerations (EITF 08-6). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We are currently evaluating the impact of this statement on our consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-7: Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of Statement 141(R), to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We are currently evaluating the impact of this statement on our consolidated financial statements.

On April 9, 2009, the FASB issued three Staff Positions: (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which address other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discuss fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We are currently evaluating the impact, if any, of these FSPs on our consolidated financial statements.

C.  Research and Development

Our objective is to be the global market leader for the development, manufacture and commercial scale installation of PV products and systems, and to spearhead the movement to deliver solar-based electricity at a cost equal to the cost of retail electricity, otherwise known as “grid parity”. We will continue to devote substantial resources to research and development efforts in order to improve our product design and manufacturing capabilities. In particular, we have focused, and will continue to focus, our research and development efforts in the following areas:

•	Improve Conversion Efficiencies. We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies. In 2008, we commenced commercial production of PV cells utilizing our internally developed

Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We will also continue to invest in research and development of encapsulation technologies, designed to reduce the degradation of PV cell conversion efficiency and to extend the usable lifespan of our products.

•	Enhance Production Processes to Reduce Silicon Usage per Watt. We will continue to develop innovative process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, such as cell warpage and the high breakage rate of thinner silicon wafers. We are also developing proprietary production processes to increase automation and to achieve inline production utilizing thinner wafers.

•	Develop Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for thin film silicon PV cells on glass and other surfaces, which would significantly reduce the consumption of silicon materials and manufacturing costs. We plan to start commercial production of thin film silicon PV cells for a range of products, including BIPV products, to serve different markets by the end of 2009. We are also researching multi-junction silicon technology to improve conversion efficiency.

•	Strengthen Material Science Research and Development to Better Utilize Low Cost Solar Grade Silicon. We are currently testing and analyzing new materials including lower grades of silicon suitable for our production.

•	Diversify product offering. Through our research and development, we will continue to broaden our product offering and solar solution portfolio. We aim to develop the most comprehensive solar offering and to continue to target additional segments of solar demand.

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

As of December 31, 2008, our research and development center employed over 382 personnel, including over 220 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

Our research and development expenditures were $8.4 million, $15.0 million and $15.3 million in 2006, 2007 and 2008, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to invest up to €258 million. As of December 31, 2008, our obligation to invest in GSF amounted to $93.7 million, of which, $76.7 million had been invested as of December 31, 2008 and $17.0 million was invested in February 2009. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

In addition, in October 2008, we committed to subscribe for a minority interest, representing a 24.0% equity interest, in Yunnan Diantou New Energy Development Co., Ltd., or Yunnan Diantou, for total cash consideration of $17.6 million. As of December 31, 2008, $3.5 million has been paid and we had a commitment to make an additional $14.1 million investment upon certain milestone being achieved by Yunnan Diantou. Yunnan Diantou has not commenced operations.

Other than the above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In millions)

Long-term debt obligations(1)	$30.9	$24.6	$6.3	—	—
Capital (finance) lease obligations	91.7	9.8	16.6	$15.2	$50.1
Operating lease obligations	3.3	1.8	1.5	—	—
Purchase obligations(2)	21,730.2	1,578.6	5,908.0	4,753.9	9,489.7
Convertible notes	1,054.2	18.3	440.8	595.1	—
Interest free loan	512.5	37.5	125.0	150.0	200.0
Other long-term liabilities reflected on the company’s balance sheet	13.9	13.7	0.1	—	0.1
Total	$23,436.7	$1,684.3	$6,498.3	$5,514.2	$9,739.9

(1)	The amounts include interest expenses payable calculated basing on the 6.65% average interest rate of the Company during year 2008.

(2)	A reconciliation from the purchase obligations outstanding as of December 31, 2008 to the future minimum obligation under long-term supply agreements as of December 31, 2008 is as follows (in millions, rounded):

Future minimum obligation under long term supply agreements as of December 31, 2008	$21,448.2
Add: Commitments outstanding for the purchase of property, plant and equipment	$104.5
Add: Future minimum purchase commitment of raw materials under short term agreements	$177.5
Purchase obligation outstanding as of December 31, 2008	$21,730.2

The above table excludes income tax liabilities of $1.0 recorded in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” or FIN 48, because we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information on FIN 48, see note 23 of the notes to our consolidated financial statements, included herein.

Other than the contractual obligations and commercial commitments set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

G.	Safe Harbor

From time to time, we make certain comments and disclosures in this annual report on Form 20-F that may be forward-looking in nature. Examples include statements related to our future outlook, anticipated capital expenditures, projected cash flows and borrowings, and sources of funding. We caution readers that forward-looking statements, including disclosures that use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “project,” “will” and similar words or statements are subject to certain risks, trends and uncertainties that could cause actual cash flows, results of operations, financial condition, cost reductions, acquisitions, dispositions, financing transactions, operations, expansion, consolidation and other events to differ materially from the expectations expressed or implied in such forward-looking statements. Any forward-looking statements are also subject to a number of assumptions regarding, among other things, future economic, competitive and market conditions. These assumptions are based on facts and conditions, as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond our control. We disclaim any intent or obligation to update these forward-looking statements unless required by securities law, and we caution the reader not to rely on them unduly.

We have based any forward-looking statements we have made on our current expectations and assumptions about future events and circumstances that are subject to risks, uncertainties and contingencies that could cause results to differ materially from those discussed in the forward-looking statements, including, but not limited to:

•	our expectations regarding the worldwide demand for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies, including commercialization of Pluto and thin film technologies;

•	our beliefs regarding the competitiveness of our PV products;

•	our expectations with respect to revenue growth, profitability and our production volumes;

•	our expectations with respect to our ability to re-negotiate the price and volume terms of our multi-year supply agreements in light of current market conditions;

•	our goal to continue to improve the conversion efficiency rates of our PV cells while reducing manufacturing costs;

•	our future business development, results of operations, cash flow and financial condition;

•	competition from other manufacturers of PV products, conventional energy suppliers and non-solar renewable energy providers;

•	future economic or capital market conditions;

•	foreign currency fluctuations; and

•	the availability and costs of credit and letters of credit that we require.

We are including this cautionary statement in this document to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf, of us. Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the risk factors described in the section entitled “Item 3. Key Information — D. Risk factors.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of May 7, 2009.

Name	Age	Position/Title

Zhengrong Shi	46	Chairman of the board of directors, chief executive officer
Zhi Zhong Qiu	54	Independent director(2)(3)
Julian Ralph Worley	64	Independent director(1)(2)(3)
Jason E. Maynard	37	Independent director(1)(2)(3)
Susan Wang	58	Independent director(1)(4)
Amy Yi Zhang	42	Director and chief financial officer
Jingjia Ji	54	Senior research scientist
Johnson Chiang	46	Chief operating officer
Stuart R. Wenham	52	Chief technology officer
Steven Chan	42	President, global sales/marketing and Chief strategy officer
Guangchun Zhang	52	Vice president of technology

(1)	Members of the audit committee

(2)	Members of the compensation committee

(3)	Members of the corporate governance and nominating committee

(4)	Appointed to the board and audit committee on April 10, 2009

Dr. Zhengrong Shi is our founder, chairman of our board of directors and our chief executive officer. Prior to founding our company in 2001, he was a research director and executive director of Pacific Solar Pty., Ltd., an Australian PV company engaged in the commercialization of next-generation thin film technology, from 1995 to 2001. From 1992 to 1995, he was a senior research scientist and the leader of the Thin Film Solar Cells Research Group in the Centre of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the only government-sponsored PV industry research center in Australia. Dr. Shi is the inventor for 15 patents in PV technologies and has published or presented a number of articles and papers in PV-related scientific magazines and at conferences. Dr. Shi received a bachelor’s degree in optical science from Changchun University of Science and Technology in China in 1983, a master’s degree in laser physics from the Shanghai Institute of Optics and Fine Mechanics, the Chinese Academy of Sciences in 1986, and a Ph.D degree in electrical engineering from the University of New South Wales in Australia in 1992.

Mr. Zhi Zhong Qiu is a director of our company, the chairman of our compensation committee and a member of our corporate governance and nominating committee. From April 2006 to April 2009, Mr. Qiu served as the managing director of ABN AMRO in charge of Greater China practice. He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of the DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund. Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China. From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB. From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, CSFB’s financial derivatives affiliate. Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University in the United States, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.

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

Mr. Jason E. Maynard is a director of our company, the chairman of our corporate governance and nominating committee and a member of our compensation committee and audit committee. Mr. Maynard is currently the head of Asia and a co-founder of Mount Kellett Capital Management, and was formerly a partner and head of the Asian Special Situations Group at Goldman Sachs (Asia) LLC. He has over 14 years of experience in principal investing with a focus ranging from distressed companies to growth private equity. Previously, he held positions at Merrill Lynch Asia Pacific, Chase Manhattan Asia and Citicorp International. Mr. Maynard received his bachelor’s degree in East Asia Political Economy from Hamilton College in the United States in 1993.

Ms. Susan Wang is a director of our company and a member of our audit committee. Ms. Wang has over 25 years of experience in financial and senior executive positions at high-tech companies. She was most recently executive vice president of corporate development and chief financial officer of Solectron Corporation, an electronics manufacturing services company, where she worked from 1984 until 2002. Prior to Solectron, Ms. Wang held financial and managerial positions with Xerox Corporation and Westvaco Corporation. She currently serves on the board of directors for Altera Corporation, Nektar Therapeutics, RAE Systems and Premier, Inc. Ms. Wang is a Certified Public Accountant and holds a bachelor’s degree in accounting from the University of Texas and a master’s of business administration degree from the University of Connecticut.

Ms. Amy Yi Zhang has been our chief financial officer since August 2005 and a director of our company since February 2007. From 2004 to 2005, she was a director and the chief financial officer of Deloitte Consulting China, and was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor’s degree from Nanjing University in China in 1989 and her master’s degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.

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

Mr. Johnson Chiang joined the company in August 2008 as chief operating officer with responsibility for all aspects of manufacturing management. Prior to joining the company, Mr. Chiang worked in business development, manufacturing, quality, supply chain management, and worldwide operations for Foxconn Technology Group and Solectron Corporation. Mr. Chiang holds a master’s degree in industrial engineering from the University of Texas at Arlington, a master’s of business administration degree from Santa Clara University in California, and a bachelor’s degree in industrial engineering from Chung-Yuan Christian University in Taiwan.

Dr. Stuart Wenham has been our chief technology officer since July 2005. He is also currently a Scientia Professor and the Director of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, at the University of New South Wales in Australia. From 1995 to 2004, he was the co-director of research at Pacific Solar Pty. Ltd. From 1999 to 2003, he was the head of the School for Photovoltaic Engineering and the director of the Key Centre for Photovoltaic Engineering at the University of New South Wales. From 1996 to 1998, he was the head of the Electronics Department and from 1991 to 1998, the associate director of the Photovoltaics Special Research Centre, also at the University of New South Wales. In 2008, Dr. Wenham received the Clunies Ross Medal from the

Australian Academy for Technological Sciences and Engineering, and, in 2006, received the World Technology Award for Energy. In 1999, Dr. Wenham received The Australia Prize for Energy Science and Technology and in 1998, the Chairman’s Award at the Australian Technology Awards, in both cases jointly with Martin A. Green. Dr. Wenham received his Ph.D. degree in electrical engineering and computer science from the University of New South Wales in Australia in 1986.

Mr. Steven Chan has been our president, global sales/marketing since October 2008 and chief strategy officer since August 2007. He has been with us since September 2006, originally serving as the company’s vice president of business development. Mr. Chan is focused on enhancing and solidifying our long term focus to be a leading solar energy company. His primary responsibilities include the global sales and marketing organization, strategy and business development, international silicon procurement, and investor relations functions. Prior to joining the company, Mr. Chan worked at CDC Corporation, a Nasdaq-listed, Greater China-based enterprise software and online/mobile services company, most recently serving as its Acting CEO and previously as its General Counsel and Company Secretary. Prior to that, Mr. Chan was a New York-qualified corporate attorney with Morrison & Forester LLP and Milbank, Tweed, Hadley & McCoy LLP. Mr. Chan graduated from the University of California at Berkeley and also received a J.D. degree from the Boston College Law School.

Mr. Guangchun Zhang is our vice president of technology and has been with our company since November 2005. Prior to joining us, from January 2003 to October 2005, Mr. Zhang had been a professional officer at the Centre for Photovoltaic Engineering and the School for Photovoltaic Engineering at the University of New South Wales. From 1997 to 2002, Mr. Zhang had been a research engineer at Technology Development Group and was seconded to Pacific Solar Pty. Limited from the University of New South Wales. From 1994 to 1996, he worked at the Photovoltaics Special Research Centre and the Centre for Photovoltaic Devices and System, also at the University of New South Wales. From 1982 to 1994, Mr. Zhang taught and researched in the School of Electronic Engineering at Shandong Polytechnic University in China as an assistant lecturer, lecturer and associate professor. Mr. Zhang received his bachelor degree and his master degree in 1982 and 1988, respectively, from the School of Electronic Engineering at Shandong Polytechnic University.

The address of our directors and executive officers is c/o Suntech Power Holdings Co., Ltd., R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

Compensation

In 2008, the aggregate cash compensation to our executive officers, including all the directors, was $2.05 million. For options granted to officers and directors, see “— 2005 Equity Incentive Plan.”

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

Termination of Awards.  Options and restricted shares shall have specified terms set forth in an award agreement. Unless otherwise provided in the award agreement, options will be exercisable following the recipient’s termination of services with us as follows:

•	In the event of termination as a result of death, options may be exercised by a personal representative of the deceased’s estate for a period of the earlier of 90 days after death or the last day of the original term of the option;

•	In the event of termination as a result of disability, options may be exercised for a period of the earlier of 90 days after termination or the last day of the original term of the option; and

•	In the event of termination for other reasons, options may be exercised for a period of the earlier of 30 days after termination or the last day of the original term of the option.

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

On September 5, 2005, we granted additional options to purchase 5,910,000 of our ordinary shares to certain of our directors and employees and options to purchase 200,000 of our ordinary shares to certain consultants. For options granted to employees, we have recorded a compensation charge for the excess of the fair value of the shares at the grant date over the amount an employee must pay to acquire the shares. We then amortize share-based compensation expense over the vesting periods of the related options. For options granted to consultants, we recorded a share-based compensation expense based on the fair value at the measurement date and amortize that expense over the consultants’ service periods. We granted options to our employees at an exercise price of $6.922, which was less than the value of the underlying shares on the date of grant, which was $10.67. One-third of these options vested on each of December 31, 2005, September 5, 2007 and September 5, 2008, respectively.

On September 1, 2006, we granted options to purchase 120,000 of our ordinary shares to certain of our employees with 46,666, 36,667 and 36,667 of these options vesting on September 5, 2006, September 5, 2007, and September 5, 2008, respectively. The exercise price of such options granted was $6.922.

On November 19, 2006, we granted options to purchase 516,666 of our ordinary shares and 401,000 restricted shares to certain of our directors, employees and consultants. One-third of these options vested on November 19, 2007 and November 19, 2008, respectively, and the remaining one-third will vest on November 19, 2009. The exercise price of such options granted was $27.00. The restricted shares have a vesting schedule of five separate 20% annual increments. For 80,000 out of the 401,000 restricted shares granted, the first, second and third 20%

vested immediately upon grant, on November 19, 2007 and November 19, 2008, respectively, and the remaining shares will vest on each of November 19, 2009 and 2010, respectively. For 321,000 out of the 401,000 restricted shares granted, one-fifth of these shares vested on each of November 19, 2007 and 2008, respectively, and the remaining shares will vest on each of November 19, 2009, 2010 and 2011, respectively.

On November 13, 2007, we granted 138,500 restricted shares to certain of our employees. The restricted shares have a vesting schedule of five separate 20% annual increments. For 30,000 out of the 138,500 restricted shares granted, one-fifth of these shares vested on November 13, 2007 and 2008, respectively and the remaining shares will vest on each of November 13, 2009, 2010 and 2011, respectively. For the remaining 108,500 restricted shares, one-fifth of these shares vested on November 13, 2008, and one-fifth will vest on each of November 13, 2009, 2010, 2011 and 2012, respectively.

On October 24, 2008, we granted 92,930 restricted shares to certain employees who originally worked for EI Solutions Inc., which we acquired in September 2008 and renamed Suntech Energy Solutions Inc. One-fifth of these shares will vest on each of October 24, 2009, 2010, 2011, 2012 and 2013, respectively. On November 15, 2008, we granted 1,313,500 restricted shares to certain of our employees and directors. The restricted shares have a vesting schedule of five separate 20% annual increments with one-fifth of these shares vesting on each of November 15, 2009, 2010, 2011, 2012 and 2013, respectively.

C.	Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. Julian Ralph Worley, Jason E. Maynard and Ms. Susan Wang, and is chaired by Mr. Julian Ralph Worley, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. All members of our audit committee satisfy the “independence” requirements of the NYSE Rules and meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Julian Ralph Worley, Zhi Zhong Qiu (who is the chairman) and Jason E. Maynard, all of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Julian Ralph Worley, Zhi Zhong Qiu and Jason E. Maynard (who is the chairman), all of whom satisfy the “independence” requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 3,284, 6,784 and 9,070 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2008:

	Number of	Percentage of
	Employees	Total

Manufacturing and engineering	6,542	72.1%
Quality assurance	696	7.7
General and administration	584	6.4
Purchasing and logistics	562	6.2
Research and development	382	4.2
Marketing and sales	162	1.8
Others	142	1.6

Total	9,070	100.0%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2008, nearly 1,200 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodic training every year.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 9.2%, 12%, 2%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees. The total amount of contributions we made to employee benefit plans in 2006, 2007 and 2008 was $0.8 million, $2.0 million and $5.2 million, respectively.

Our employees are not covered by any collective bargaining agreement. We believe that our relationship with our employees is satisfactory.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 7, 2009, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number		%

Directors and Executive Officers:
Zhengrong Shi(3)	55,170,000		35.1%
Zhizhong Qiu(4)		*	*
Julian Ralph Worley(4)		*	*
Jason Maynard(4)		*	*
Amy Yi Zhang(4)		*	*
Jingjia Ji(4)		*	*
Graham Artes(4)		*	*
Stuart R. Wenham(4)		*	*
Steven Chan(4)		*	*
Guangchun Zhang(4)		*	*
Principal and 5% Shareholders:
D&M Technologies Limited(5)	53,670,000		34.1
Janus Capital Management LLC(6)	13,222,541		8.4%

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 155,880,532 ordinary shares outstanding as of December 31, 2008, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Includes 53,670,000 ordinary shares held by D&M Technologies Limited, and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by such person.

(5)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

(6)	Based solely upon a Schedule 13G filed by Janus Capital Management LLC with the SEC on February 17, 2009.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of December 31, 2008, of the 155,880,532 issued and outstanding ordinary shares, approximately 67.1% of those ordinary shares were held in the United States.

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

Transactions with Global Solar Fund, S.C.A, Sicar

In June 2008, we signed a commitment to invest in Global Solar Fund, S.C.A, Sicar. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Our initial commitment to GSF was €58 million, and in September 2008 we increased the size of our commitment by an additional €200 million to an aggregate total of €258 million in return for 86% of the share equity in GSF. We have a 50% voting interest in GSF.

The general partner of GSF is Global Solar Fund Partners S.à r.l., which is responsible for the management of GSF. The composition of the board of managers of the general partner is as follows: Category A managers include Mr. Javier Romero and Category B managers include Dr. Zhengrong Shi, our chairman and chief executive officer, and Dr. Stuart Wenham, our chief technology officer. The Category A manager is entrusted with the day-to-day management of GSF, and any investment/divestment decision shall always include the favorable votes of the category A manager and at least one category B manager of the general partner.

As of December 31, 2008, our obligation to invest in GSF amounted to $93.7 million, of which, $76.7 million had been invested as of December 31, 2008 and the remaining $17.0 million was invested in February 2009.

Due to our limited partner position and 50% voting interest in GSF, we account for this investment using the equity method of accounting. Our equity in earnings of GSF is recognized in the income statement. Our equity in net loss of GSF amounted to $3.7 million in 2008.

Additional investments may be made into GSF by third parties, which may include our partners, consultants, employees and affiliates. Dr. Shi is also an investor in GSF.

Procurements of Raw Materials from Affiliated Companies

Jiangsu Huariyuan became an affiliate of our company in April 2005. In each of 2006, 2007 and 2008, we purchased raw materials from Jiangsu Huariyuan in amounts of $2.8 million, $0.2 million and nil, respectively.

GCL Silicon Industry Technology Development Co., Ltd., or GCL Silicon, became an affiliate in 2007 when it became associated with one of our former directors who resigned from our board of directors in June 2008. We purchased raw materials from GCL Silicon in the amounts of $9.8 million in 2007 and $31.0 million in 2008.

Hoku Scientific became an affiliate in March 2008 when we acquired 11.7% of its equity interest for a total consideration of $20.0 million. Hoku Scientific is a public company listed on the Nasdaq Global Market and is in the process of constructing a polysilicon manufacturing facility in Idaho, United States. In June 2007, we entered into a long-term supply agreement with Hoku Materials, a subsidiary of Hoku Scientific, for the supply of polysilicon beginning in 2009. Under the supply agreement, we are obligated to pay Hoku Materials up to $47 million in prepayments, subject to Hoku Material’s successful achievement of certain milestones. As of December 31, 2008, we had prepayments outstanding with Hoku Materials in the amount of $2.1 million. In 2008, we also supplied approximately 5,096 PV modules to Hoku for a total consideration of $4.1 million in connection with their installation of 0.89 MW of PV solar projects.

Nitol Solar became an affiliate since March 2008 when we acquired a total of 14.0% of its equity interest for a total consideration of $100 million in three tranches. Nitol Solar, a privately held company incorporated in the Jersey Islands, is in the process of constructing a polysilicon manufacturing facility near Irkutsk, Russia. In August 2007, we entered into a supply agreement with Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009. In April 2008, we expanded the terms of the existing seven-year polysilicon supply agreement pursuant to which Solaricos agreed to substantially increase the aggregate committed volumes to be supplied to us between 2009 and 2015. As of December 31, 2008, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.4 million.

Shunda Holdings, a manufacturer of polysilicon and solar wafers based in China, became an affiliate in May 2008 when we acquired 15.8% of its equity interest, comprised of convertible preferred stock, from existing shareholders for a total consideration of $101.9 million. In January 2008, we entered into a definitive thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it would supply us specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020. In 2008, we made purchases of raw materials from Shunda Holdings in the amount of $16.9 million. As of December 31, 2008, we had prepayments outstanding with Shunda pursuant to the wafer supply agreement in the amount of $94.7 million.

Glory Silicon became an affiliate in May 2008 when we acquired 18.0% of its equity interest from certain of its existing shareholders and subscribed for newly issued shares of Glory Silicon for a total cash consideration of $21.4 million. Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities and is in the process of expanding its wafer plant. In 2008, we entered into two definitive wafer purchase contracts with Glory Silicon or its affiliates, including a five month wafer supply contract starting from September 2008 and a three year wafer supply contract starting from August 2009. In addition, in 2008 we made purchases of raw materials from Glory Silicon or its affiliates in the amount of $63.7 million. As of December 31, 2008, we had amounts due from Glory Silicon in the amount of $230.6 million, which primarily consisted of prepayments outstanding with Glory Silicon and its affiliates pursuant to our wafer arrangements. Our equity in the net income of Glory Silicon amounted to $4.0 million in 2008.

Xi’an Longji Silicon, a PRC based wafer manufacturer, became an affiliate in May 2008 when we acquired 5% of its equity interest for a total cash consideration of $7.3 million through the subscription of newly issued shares. Xi’an Longji Silicon, a privately held company incorporated in the PRC, is in the process of expanding its wafer production capacity through its subsidiaries. In April 2008, we entered into a five year wafer purchase agreement with Xi’an Longji Silicon based upon a market oriented pricing mechanism, rather than fixed prices. As of December 31, 2008, we had prepayments outstanding with Xi’an Longji Silicon pursuant to our wafer purchase agreement in the amount of $41.2 million.

Asia Silicon became an affiliate in January 2009 when we acquired 12.5% of its equity interest from an existing shareholder for a total consideration of approximately $8.1 million. Asia Silicon, a privately held company incorporated in the British Virgin Islands, is in the process of expanding a polysilicon plant in Qinghai, China, which began commercial operations in late 2008. In January 2007, we entered into a definitive contract with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a sixteen-year period. The supply contract provided for the delivery of a volume range of polysilicon each year at prices set according to an annual price reduction curve, using a take-or-pay approach. Delivery under this supply contract was set to begin in the second half of 2008, but was subsequently postponed to the first half of 2009. Also, as of December 31, 2008, we provided a $10 million interest-free loan to Asia Silicon to secure a long-term supply of polysilicon. Asia Silicon agreed to grant us an option to either (1) offset the loan with payments for the purchase of polysilicon under the supply contract, without accrued interest thereof, or (2) extinguish the loan in exchange for a 20% equity interest in Asia Silicon. We have not exercised either option under this agreement as of December 31, 2008.

Transactions with MSK Corporation

In June 2008, we acquired pursuant to a share exchange transaction the remaining one-third equity interest in MSK which we did not own at such time. We had previously acquired a two-thirds equity interest in MSK in August 2006 for $111 million in cash. In connection with the June 2008 transaction, we acquired the remaining 476,576 shares of MSK from MSK’s shareholders through the issuance of 1,310,328 of our ADSs as consideration. As a result of such transaction, MSK became a 100% owned subsidiary.

Other Transactions

In March 2009, we entered into a subscription agreement to acquire up to a 75% interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7 million. The subscription is structured to occur in three tranches. As of April 17, 2009, we had consummated the first tranche in which we acquired a 21.8% minority interest in CSG Solar for €650,000. Our obligation to subscribe for additional shares pursuant to the remaining two tranches is conditioned upon confirmation that specific conditions are met, such as the receipt of a research and development grant and the reduction of mezzanine debt. In addition, in March 2009, we entered into an agreement to acquire an additional 1.7% interest in CSG Solar from an existing shareholder.

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees. B. Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Due to the decrease in prices of polysilicon, silicon wafers and PV cells and modules since the fourth quarter of 2008, we have sought to re-negotiate the unit price and volume terms of many of our supply agreements with our suppliers. During the course of such negotiations we may be subject to litigation if mutual agreement cannot be reached between us and our suppliers. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

On February 20, 2009, we received a letter from DC Chemical Co., Ltd., one of our major suppliers of polysilicon, alleging that we had failed to remit advance payments on January 27, 2009 and February 1, 2009 under the terms of two long term supply agreements and threatening legal action if these amounts are not promptly and fully paid. While we do not believe we have breached the agreements, we intend to continue our ongoing discussions with DC Chemical Co., Ltd. to reach an amicable resolution to the matter. There is no assurance that we will be able to resolve this dispute in the near future or at all.

In October 2008, we entered into a subcontract with Triumpher Steel Construction Group, or Triumpher, a PRC company, under which Triumpher was to manufacture a steel frame sub-structure to be used in connection with a solar roof installation project in Dubai. The solar roof installation project was subsequently terminated, and in April 2009 we received a letter from Triumpher indicating that they had incurred costs of approximately $7.2 million in connection with work performed on the sub-structure prior to termination. As of December 31, 2008, we have prepaid Triumpher $6.1 million. We are evaluating the letter received from Triumpher, and while we cannot currently estimate losses which may arise from any claim that Triumpher may bring under the subcontract, we do not believe any such losses will be material and we intend to vigorously defend any claim that Triumpher may bring.

Other than as described above, we are not currently a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

Item 9.  The Offer and Listing

A.  Offering and Listing Details.

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 7, 2009 was $16.70 per ADS.

	High	Low

2005 (from December 14)	$28.30	$19.00
2006	45.95	21.40
2007	88.65	31.41
2008	90.00	5.36
Quarterly Highs and Lows
First Quarter 2007	40.49	31.61
Second Quarter 2007	39.58	31.41
Third Quarter 2007	44.94	31.76
Fourth Quarter 2007	88.65	37.52
First Quarter 2008	90.00	28.19
Second Quarter 2008	51.75	35.80
Third Quarter 2008	48.64	31.57
Fourth Quarter 2008	37.54	5.36
First Quarter 2009	14.18	5.09
Monthly Highs and Lows
November 2008	21.43	5.36
December 2008	12.49	6.60
January 2009	14.18	8.06
February 2009	10.64	6.00
March 2009	12.70	5.09
April 2009	16.16	11.23
May 2009 (through May 7)	19.31	14.50

B.  Plan of Distribution

Not applicable.

C.  Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.”

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-129367), as amended, initially filed with the U.S. Securities and Exchange Commission on November 1, 2005. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on November 7, 2005.

C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.  Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation.”

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

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations. On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on the provisions in Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises granted qualified tax holidays, such tax holidays shall continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. According to the new tax law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Our PRC subsidiaries Wuxi

Suntech Power Co., Ltd. and Luoyang Suntech Power Co., Ltd. were approved to be qualified as “high and new technology enterprise” on December 1, 2008 and December 30, 2008, respectively.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate, but dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese dividend withholding tax. If we were considered a PRC tax resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause interest and dividends paid by us to our non-PRC investors to be subject to a PRC withholding tax.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “tax resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our convertible notes outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and subject to PRC tax.

If we are deemed to be a PRC “tax resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders, who are non-PRC tax resident enterprises and do not have an establishment or place in the PRC, or which have such establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences to U.S. Holders (defined below) of the purchase, sale, and ownership of our ordinary shares and ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term “U.S. Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a United States expatriate;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received on the ADSs by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Distributions on ADSs or Ordinary Shares

Subject to the discussion under “— Passive foreign investment company” below, the gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect any PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under — “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes and subject to the discussion under “— Passive foreign investment company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. For taxable years beginning prior to January 1, 2011, any capital gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2008, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets held during the taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, in writing addressed to the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in other currencies. A substantial portion of our short-term and long term borrowings are denominated in Renminbi. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.

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

In 2008, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2008, Euro/U.S. dollar currency exchange forward contracts (sell Euro buy U.S. dollar) with notional values of $246.0 million and U.S. dollar/

Renminbi currency exchange forward contracts (sell U.S. dollar buy Renminbi) with notional values of $218.0 million were outstanding. We may enter into additional forward contracts or other economic hedges in the future. Assuming a 1.0% appreciation of the Euro against the U.S. dollar, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $2.5 million as of December 31, 2008. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $2.2 million as of December 31, 2008.

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

As of December 31, 2008, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $406.2 million and $575.0 million, respectively. As of March 31, 2009, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $255.8 million and $575.0 million, respectively.

The fair values of our 2012 convertible notes and 2013 convertible notes were $284.4 million and $258.8 million, respectively, as of December 31, 2008, which were determined based upon quoted market prices and other pertinent information available to management. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

The fair values of the other financial instruments were not materially different from their carrying or contract values as of December 31, 2008.

Counterparty Risk

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date. On a periodic basis, we review the credit ratings of our counterparties and adjust our exposure as deemed appropriate.

Item 12.  Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

We completed our initial public offering of 30,377,000 ordinary shares, in the form of ADSs, at $15.00 per ADS on December 19, 2005, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The aggregate price of the offering amount registered and sold was $342.3 million, of which we received net proceeds of $321.8 million. The effective date of our registration statement on Form F-1 (File number: 333-129367) was December 13, 2005. Credit Suisse and Morgan Stanley were the joint global coordinators and book runners for the global offering of our ADSs. We have used all the proceeds from our initial public offering in 2006 and 2007.

On February 12, 2007, we closed an offering of $500 million 0.25% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of $485.6 million. UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and ABN AMRO Bank N.V., Hong Kong Branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild were the joint bookrunners for this offering. The 2012 convertible notes are convertible into our ADSs. Our payment of the 2012 convertible notes issuance expenses amounted to $14.4 million as of December 31, 2007. On August 21, 2007, we filed a registration statement on Form F-3 (File number: 333-145594) pursuant to the registration rights granted to holders of the notes. The effective date of this registration statement was August 30, 2007.

In 2008, we used the net proceeds received from the 2012 convertible notes offering as follows:

•	approximately $120 million to expand our manufacturing lines for the production of PV cells and modules; and

•	approximately $65.6 million for advance payments to our related parties.

Together with the use of proceeds disclosed in the Annual Report on Form 20-F for 2007, we have used up all net proceeds received from our 2012 convertible notes offering.

On March 17, 2008, we closed an offering of $575 million 3.00% convertible senior notes due 2013 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of $560.1 million. Goldman Sachs (Asia) L.L.C., ABN AMRO and UBS Securities LLC were the joint bookrunners for this offering. The 2013 convertible notes are convertible into our ADSs. Our payment of the 2013 convertible notes issuance expenses amounted to $14.9 million as of December 31, 2008. On June 17, 2008, we filed a registration statement on Form F-3 (File number: 333-151719) pursuant to the registration rights granted to holders of the notes which became effective upon filing.

In 2008, we used the net proceeds received from our 2013 convertible notes offering as follows:

•	approximately $150 million to expand our manufacturing lines for the production of PV cells and modules;

•	approximately $50 million for advance payments to our related parties;

•	approximately $50 million for general corporate purposes; and

•	approximately $200 million for acquisitions of and investments in our strategic partners.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 4, 2009 expressed an unqualified opinion on those financial statements and explanatory paragraphs regarding the Company’s adoption of new accounting standards.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China

May 4, 2009

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Julian Ralph Worley qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 initially filed with the Commission on November 1, 2005. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2006	2007	2008
	(In thousands)

Audit fees	$1,571.0	$2,230.0	$3,061.0
Tax Fees(1)	$20.0	$248.0	$20.0
Other Fees(2)	$1,340.0	$1,300.0	$50.0

(1)	“Tax fees” include fees billed for tax consultations.

(2)	Represents the fees related to the consulting service for the second phase acquisition of MSK, the fees related to MSK the first phase acquisition are $640,000 and nil for 2006 and 2007 respectively.

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

In 2008, neither we nor any affiliated purchaser engaged in a re-purchase of any of our ADSs.

In December 2008, we conducted open market repurchases of our 2012 convertible notes and we re-purchased $93.8 million aggregate principal amount of the 2012 convertible notes for a total consideration of $61.0 million. In 2009, we further repurchased $150.4 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $129.9 million in open market repurchases. We may from time to time seek to make additional repurchases of our 2012 convertible notes or our 2013 convertible notes. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

Item 16F.	Change in Registrant’s Certifying Accountant

Application of this Item does not apply until our 2009 annual report.

Item 16G.	Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

•	The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III

Item 17.  Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.  Financial Statements

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2007 and 2008

•	Consolidated Income Statements for the years ended December 31, 2006, 2007 and 2008

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008

•	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008

•	Notes to the Consolidated Financial Statements

Item 19.  Exhibits

Exhibit
Number	Description of Document

1.1	Form of Second Amended and Restated Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.1	Specimen Certificate for Ordinary Shares of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.2	Form of American Depositary Receipt of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.3	Form of Deposit Agreement among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.4	Indenture, dated as of February 12, 2007, between Suntech Power Holdings Co., Ltd. and Wilmington Trust Company, as trustee and securities agent, relating to the Company’s 0.25% Convertible Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-145594) filed with the Commission on August 21, 2007)
2.5	Registration Rights Agreement, dated as of February 12, 2007, among Suntech Power Holdings Co., Ltd. and the Initial Purchasers named therein, relating to the Company’s 0.25% Convertible Senior Notes due 2012 (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-145594) filed with the Commission on August 21, 2007)
2.6	Indenture, dated as of March 17, 2008, between Suntech Power Holdings Co., Ltd. and Wilmington Trust Company, as trustee and securities agent, relating to the Company’s 3.00% Convertible Senior Notes due 2013 (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-151719) filed with the Commission on June 17, 2008)
2.7	Registration Rights Agreement, dated as of March 17, 2008, among Suntech Power Holdings Co., Ltd. and the Initial Purchasers named therein, relating to the Company’s 3.00% Convertible Senior Notes due 2013 (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-151719) filed with the Commission on June 17, 2008)

Exhibit
Number		Description of Document

4.1		Amended and Restated 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.2		Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.3		Form of Employment and Confidentiality Agreement between Suntech Power Holdings Co., Ltd. and senior executive officers of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.4		Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.5		Solar Wafer Supply Agreement dated as of July 25, 2006 between MEMC Electronics Materials, Inc. and Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 20-F annual report filed with the Commission on June 18, 2007)
4.6		Suntech Power Holdings Co., Ltd. Ordinary Shares Purchase Warrant to MEMC Electronics Materials, Inc. (incorporated by reference to Exhibit 4.12 from our 20-F annual report filed with the Commission on March 28, 2008)
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
12	.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.

By	/s/ Zhengrong Shi
Name:     Dr. Zhengrong Shi

Title:	Chief Executive Officer

Date: May 8, 2009

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.

As discussed in Note 23 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation to conform to the Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 4, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
May 4, 2009

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2008
	(In millions, except per share data.)

ASSETS
Current assets:
Cash and cash equivalents	$521.0	$507.8
Restricted cash	94.7	70.7
Inventories	176.2	231.9
Accounts receivable, net of allowance for doubtful accounts of $2.0 and $4.4, respectively	237.6	213.1
Other receivables, net of allowance for doubtful accounts of $1.1 and $12.1, respectively	30.7	46.8
Value-added tax recoverable	72.1	75.7
Advances to suppliers	61.4	56.9
Short-term investments	51.1	—
Other financial assets	10.5	5.1
Deferred taxes	1.7	7.2
Amounts due from related parties — current	—	101.0
Other current assets	0.5	5.7

Total current assets	1,257.5	1,321.9
Property, plant and equipment, net	293.0	684.5
Intangible assets, net	86.0	176.7
Goodwill	29.8	87.6
Long-term investments	0.3	54.5
Investments in affiliates	1.0	221.1
Long-term prepayments	161.7	248.8
Long-term loans to suppliers	103.3	84.0
Long-term deferred expenses	10.4	62.8
Amounts due from related parties deemed to be financial assets	—	278.0
Other non-current assets	14.0	3.9

TOTAL ASSETS	$1,957.0	$3,223.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$321.2	$638.5
Accounts payable	58.9	117.5
Other payables	18.0	55.0
Payables in respect of purchase of property, plant and equipment	39.4	82.6
Advances from customers	3.0	3.0
Accrued payroll and welfare	6.6	8.2
Government grants	2.8	3.4
Amounts due to related parties	5.7	24.8
Income tax payable	7.3	12.8
Other financial liabilities — current	12.3	12.5
Other liabilities	2.9	18.4

Total current liabilities	478.1	976.7
Long-term bank borrowings	20.7	5.9
Convertible notes	500.0	981.2
Accrued warranty costs	22.5	41.4
Other financial liabilities — non-current	—	7.8
Retirement benefit obligations	3.6	5.0
Other long-term liabilities	4.1	84.1
Deferred tax liabilities	22.1	38.8

Total liabilities	1,051.1	2,140.9
Minority interest	17.9	8.5
Shareholders’ equity:
Ordinary shares; par value $0.01: authorized 500,000,000 shares, 153,124,488 and 155,880,532 shares issued, respectively	1.5	1.6
Additional paid-in capital	530.8	597.1
Retained earnings	324.1	412.3
Accumulated other comprehensive income	31.6	63.4

Total shareholders’ equity	888.0	1,074.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,957.0	$3,223.8

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,
	2006	2007	2008
	(In millions, except per share data.)

Net revenues:
PV modules	$471.9	$1,331.7	$1,785.8
PV cells	124.6	13.7	99.3
PV system integration	2.4	2.9	27.2
Others	—	—	11.2

Total net revenues	598.9	1,348.3	1,923.5

Cost of revenues:
PV modules	357.9	1,057.6	1,448.2
PV cells	90.1	14.5	97.5
PV system integration	2.0	2.1	26.0
Others	—	—	8.9

Total cost of revenues	450.0	1,074.2	1,580.6

Gross profit	148.9	274.1	342.9

Selling expenses	9.0	30.6	59.3
General and administrative expenses	26.8	44.5	85.8
Research and development expenses	8.4	15.0	15.3

Total operating expenses	44.2	90.1	160.4

Income from operations	104.7	184.0	182.5
Interest expense	(6.3)	(24.0)	(57.6)
Interest income	11.8	31.2	32.6
Other income (expense), net	0.6	(8.7)	(69.4)

Earnings before income taxes, minority interest and equity in (loss) earnings of affiliates	110.8	182.5	88.1
Tax expense, net	(7.2)	(13.2)	(1.6)
Minority interest	1.4	2.7	1.4
Equity in (loss) earnings of affiliates, net of taxes	1.0	(0.7)	0.3

Net income attributable to holders of ordinary shares	$106.0	$171.3	$88.2

Net income per share:
Basic	$0.71	$1.13	$0.57

Diluted	$0.68	$1.02	$0.52

Weighted average number of shares used in computation:
Basic	148.7	151.7	154.7

Diluted	156.1	169.3	170.5

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Accumulated
	Ordinary		Additional			Other	Total
	Shares		Paid-in	Deferred	Retained	Comprehensive	Shareholders’	Comprehensive
	Number	$	Capital	Compensation	Earnings	Income	Equity	Income
	(In millions, except per share data.)

Balance at December 31, 2005	147.5	$1.47	$364.0	$(12.7)	$47.6	$1.5	$401.9	$32.1

Exercise of stock options	3.0	0.03	12.0	—	—	—	12.0	—
Adjustment for adoption of SFAS 123(R)	—	—	(12.7)	12.7	—	—	—	—
Share based compensation	—	—	130.8	—	—	—	130.8	—
Net income	—	—	—	—	106.0	—	106.0	106.0
Foreign currency translation adjustments	—	—	—	—	—	1.8	1.8	1.8

Balance at December 31, 2006	150.5	1.50	494.1	—	153.6	3.3	652.5	107.8

Adjustment for adoption of FIN 48	—	—	—	—	(0.7)	—	(0.7)	—
Dividends declared and paid to minority interest	—	—	—	—	(0.1)	—	(0.1)	—
Exercise of stock options and restricted shares	2.6	0.03	12.5	—	—	—	12.5	—
Share based compensation	—	—	24.2	—	—	—	24.2	—
Net income		—	—	—	171.3	—	171.3	171.3
Foreign currency translation adjustments	—	—	—	—	—	28.3	28.3	28.3

Balance at December 31, 2007	153.1	1.53	530.8	—	324.1	31.6	888.0	199.6

New issuance of ADS	1.3	0.01	51.6	—	—	—	51.6	—
Net unrealized loss under cash flow hedge	—	—	—	—	—	(4.8)	(4.8)	(4.8)
Exercise of stock options and restricted shares	1.5	0.02	3.3	—	—	—	3.4	—
Share based compensation	—	—	11.4	—	—	—	11.4	—
Net income	—	—	—	—	88.2	—	88.2	88.2
Foreign currency translation adjustments	—	—	—	—	—	36.6	36.6	36.6

Balance at December 31, 2008	155.9	$1.56	$597.1	$—	$412.3	$63.4	$1,074.4	$120.0

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2007	2008
	(In millions)

Operating activities:
Income attributable to holders of ordinary shares	$106.0	$171.3	$88.2
Adjustments to reconcile net income to net cash used in operating activities:
Minority interest	(1.4)	(2.7)	(1.4)
Share based compensation	12.9	24.2	11.4
Depreciation and amortization	11.4	20.5	41.6
Amortization of debt issuance cost	—	4.2	7.0
Deferred taxes	(2.9)	(6.1)	(20.2)
Loss on disposal of property, plant and equipment	0.1	0.4	1.0
Provision for doubtful accounts	1.3	1.4	15.8
Provision for inventories	—	1.3	50.1
Provision for purchase commitments	—	—	7.0
Impairment provision for long-term investments	—	—	73.8
Gain on convertible notes repurchase	—	—	(31.1)
Amortization of long-term prepayments	—	2.6	7.6
Equity in (earnings) loss of affiliates	(1.0)	0.7	(0.3)
(Gain) loss on short-term investments	—	(3.1)	5.7
Loss on financial derivatives, net	0.5	3.7	9.3
Loss (gain) on long-term securities	0.1	(0.3)	0.3
Imputed interest income for loan to suppliers and long-term prepayment to suppliers deemed to be financial assets	(0.4)	(3.1)	(17.0)
Amortization of imputed interest income	—	—	2.4
Changes in operating assets and liabilities:
Inventories	(133.3)	22.8	(94.1)
Accounts receivable	(91.6)	(139.6)	26.6
Other receivables	(2.5)	(26.0)	(27.0)
Amounts due from related parties	—	—	(353.1)
Advances to suppliers	(50.8)	17.6	4.7
Value-added tax recoverable	(21.7)	(45.9)	(2.9)
Other current assets	—	—	(5.2)
Interest free loans to suppliers	(21.9)	(78.7)	20.9
Long-term prepayments	(6.5)	(29.5)	(103.8)
Other non-current assets	—	(0.3)	—
Accounts payable	30.3	18.4	53.3
Other payables	(4.5)	10.3	30.2
Advances from customers	(2.1)	2.1	(1.4)
Accrued payroll and welfare	1.5	3.6	0.8
Income tax payable	1.4	4.0	5.4
Amounts due to related parties	(0.2)	5.4	0.6
Accrued warranty costs	4.4	12.9	18.3
Other long-term liabilities	2.0	(1.1)	4.2

Net cash used in operating activities	(168.9)	(9.0)	(171.3)

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2006	2007	2008
	(In millions)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(10.0)	—	(57.4)
Purchases of property, plant and equipment	(52.3)	(162.7)	(333.8)
Purchases of intangible assets	—	(9.5)	(3.7)
Proceeds from sales of property, plant and equipment	0.1	7.2	0.4
Net proceeds from redemption of investment securities	—	0.5	45.6
Purchase of investment securities	—	(48.0)	(20.2)
Government grants	0.6	2.3	2.6
Purchases of financial derivatives	(4.5)	—	—
Net proceeds from redemption of financial derivatives	1.6	(4.5)	(0.6)
Increase in long-term equity investment	—	—	(297.3)
Increase in investment deposits	—	(10.8)	(1.5)
Other net proceeds from investments	—	0.5	—
(Increase) decrease in restricted cash	(70.3)	(15.9)	24.1

Net cash used in investing activities	(134.8)	(240.9)	(641.8)

Financing activities:
Proceeds from exercise of stock options	12.0	12.5	3.4
Net proceeds from short-term bank borrowings	183.6	58.4	305.8
Proceeds from long-term bank borrowings	—	—	2.9
Repayment of long-term bank borrowings	(22.9)	(11.0)	(10.8)
Proceeds from issuance of convertible notes	—	500.0	575.0
Payment of convertible notes issuance expenses	—	(14.4)	(14.9)
Payment of convertible notes repurchase	—	—	(61.0)
Contribution from minority shareholder of a subsidiary	—	1.5	1.8
Payments related to financial leases	—	—	(7.0)

Net cash provided by financing activities	172.7	547.0	795.2

Effect of exchange rate changes	(2.8)	(1.6)	4.7

Net (decrease) increase in cash and cash equivalents	(133.8)	295.5	(13.2)
Cash and cash equivalents at the beginning of the year	359.3	225.5	521.0

Cash and cash equivalents at the end of the year	$225.5	$521.0	$507.8

Supplemental disclosure of cash flow information:
Interest paid	$5.8	$23.2	$55.7

Income taxes paid	$10.7	$15.3	$16.2

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	$3.6	$39.4	$82.6

Other acquisition costs of a subsidiary included in other liabilities	$0.8	$—	$—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2007 and 2008
(In millions, except per share data.)

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

As of December 31, 2008, Suntech Power’s major subsidiaries include the following entities:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar BVI	N/A	June 23, 2000	BVI	100%
Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”)	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88%
Suntech America, Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
MSK Corporation (“MSK”)	August 11, 2006	July 1, 1967	Japan	100%
Sunergy Power Co., Ltd. (“Sunergy Power”)	N/A	August 24, 2006	PRC	100%
Suntech Power Co., Ltd. (“Shanghai Suntech”)	N/A	November 28, 2006	PRC	100%
Shenzhen Suntech Power Co., Ltd. (“Shenzhen Suntech”)	N/A	February 7, 2007	PRC	80%
Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power Investment Pte. Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd, Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Suntech ES Holdings, Inc. (“ES Holdings”)	N/A	October 30, 2007	USA	100%
Bright Path Holdings Limited (“Bright Path”)	N/A	August 8, 2008	BVI	100%
KSL-Kuttler Automation Systems GmbH (“Kuttler”)	April 02, 2008	March 26, 1992	Germany	100%
Kuttler Automation Systems (Suzhou) Co., Ltd.	April 02, 2008	January 21, 2002	PRC	100%
Yangzhou Suntech Power Co. Ltd.	N/A	July 11, 2008	PRC	100%
Suntech Australia Pty. Ltd.	N/A	March 25, 2008	PRC	100%
Suntech Energy Solutions, Inc. (“SES”, formally “EI Solutions”)	September 24, 2008	February 07, 2005	USA	100%

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)  Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(c)  Fair value measurement

On January1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), that were not deferred by Financial Accounting Standards Board (“FASB”) Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decreasing the amounts of the Company’s consolidated assets, liabilities, stockholders’ equity (deficit) and net income or loss. See Note 3, “Fair Value of Financial Instruments”, for further details.

(d)  Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and advances to suppliers, lower of cost or market charges and other provisions for inventory and purchase commitments, accrued liabilities, valuation allowances for long-term prepayments, and long-term loans to suppliers, interest rates used to calculate imputed interest income for long-term advances to suppliers deemed to be financial assets and interest free loans to suppliers, forfeiture rates of stock options, useful lives of property, plant and equipment and finite-lived intangible assets, capitalized interest, accruals for warranty costs, valuation allowances for deferred tax assets, valuation of derivative and other financial instruments, assumptions used to determine retirement obligations, assumptions used in purchase price allocation, assumptions used to measure other-than-temporary-impairment for long-term equity investments and assumptions used to measure impairment of goodwill, intangible assets with indefinite lives, and long-lived assets.

(e)  Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash consists of cash on hand, money market funds and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash represents bank deposits pledged for short-term bank borrowings, bank deposits for securing letter of credit facilities granted to the Company and amounts held by counterparties under forward contracts because they are not available for general use.

(f)  Derivatives and hedge accounting

The Company’s risk management strategy includes the use of derivative and non-derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The Company uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily the Euro and Renminbi (“RMB”). The purpose of the Company foreign currency derivative activities is to protect the Company from the risk that the United States Dollar (“US dollar”) net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Company uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years.

The Company accounts for derivative instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, and recognizes all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty in accordance with FASB Interpretation (“FIN”) No. 39, “Offsetting of Amounts Related to Certain Contracts — an interpretation of APB Opinion No. 10 and FASB Statement No. 105” (“FIN 39”) as amended. The

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

In 2008, most of the foreign currency forward exchange contracts did not qualify for hedge accounting under SFAS 133. Gains or losses on those contracts are recognized in other income in the consolidated income statements. The Company qualified for foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the Company entered into during 2008, to hedge, for accounting purposes, changes in the cash flow of forecasted foreign currency denominated sales transactions attributable to changes in foreign currency exchange rate. When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the consolidated income statements. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis.

As of December 31, 2007 and 2008, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $518.6 million and $464.0 million, respectively. The notional amounts of derivative instruments designated as cash flow hedges was $183.8 million as of December 31, 2008.

(g)  Advances to suppliers and long-term prepayments to suppliers

In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers for written purchase orders on contracts. The Company has the right to inspect products prior to acceptance and under a portion of these arrangements, the Company can also terminate the arrangements and request refund of these prepayments with interest and/or penalty in the event of suppliers delay or fail to delivery. Advances to suppliers expected for purchases expected within twelve months as of each balance sheet date are recorded in advances to suppliers. Future balances are recorded in long-term prepayments. As of December 31, 2007 and 2008, advances to suppliers were $61.4 million and $56.9 million, respectively, and long-term prepayments were $45.1 million and $137.2 million, respectively. The Company does not receive collateral for most of the prepayments. As the result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. As of December 31, 2007 and 2008, prepayments made to individual suppliers in excess of 10% of total advances and prepayments to suppliers are as follows:

	At December 31,
	2007	2008

Supplier A	$13.4	$—
Asia Silicon Co., Ltd.	12.6	48.6
Supplier B	11.8	22.7
Supplier C	—	69.7

(h)  Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labor costs and overhead incurred in bringing inventories to their present location and condition. Raw materials are stated at weighted-average cost. Work-in-process and finished goods are stated at standard costs as adjusted for variances, which approximates actual cost determined on a weighted-average basis. The Company estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The value of silicon scrap is based on the market value of qualified silicon material less the cost for processing the silicon scrap into qualified silicon material from available quoted market prices.

(i)  Investments

Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in other comprehensive income. The cost of investments sold is determined by specific identification.

The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value.

Affiliated companies, in which the Company has significant influence, but not control, are accounted for under the equity method of accounting. Equity method adjustments include the Company’s proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, adjustments to recognize certain differences between the Company’s carrying value and the Company’s equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company records investments under the cost method when they do not qualify for the equity method. Gain or losses are realized when such investments are sold.

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded to other expenses when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

(j)  Property, plant and equipment

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

Costs incurred in constructing new facilities, including capitalized interest and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion, at which time depreciation commences.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)  Intangible assets

Intangible assets primarily represent technical know-how, land use rights, trade names, patents and technology, customer relationships and non-compete agreements. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight-line basis for all intangible assets except customer relationships which are amortized on an accelerated basis and trade names which are not amortized:

Technical know-how	10 years
Land use rights	46-50 years
Trade names	Indefinite
Patents and technology	10-25 years
Customer relationships	2-13 years
Non-compete agreements	3 years

The Company performs a quarterly review of intangible assets to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. See Note 9, “Intangible Assets, Net”, for further details.

(l)  Goodwill

Goodwill represents the excess of total consideration over the fair value of the identifiable assets less liabilities acquired in a business combination. Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires the Company to compare the fair value of a reporting unit to its carrying amount to determine if goodwill may be impaired. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values. See Note 10, “Goodwill”, for further details.

(m)  Purchase price allocation

The Company accounts for business acquisitions using the purchase method of accounting. The Company allocates the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of total consideration over the fair value of the tangibles assets are allocated to intangible assets and goodwill. See Note 4, “Business Acquisitions”, for further details.

(n)  Impairment of long-lived assets

The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Company compares the asset group’s carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. No impairment charges were recognized during the years ended December 31, 2006, 2007 and 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(o)  Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability.

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. The Company recognized a $0.7 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 retained earnings balance. See Note 25, “Tax Benefits (Expenses)”, for further details.

(p)  Revenue recognition

The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectability of the receivable is reasonably assured. The Company recognizes revenue from service contracts upon completion of all services in view of the short-term natures of such contracts. Such contracts were insignificant for all years presented.

The majority of the Company’s products are shipped free-on-board (“FOB”) with normal credit terms of 45 days or less. Accordingly, the Company must receive written evidence that the products have been delivered to FOB departure ports or airports assigned by customers prior to recognizing revenue. The Company also ships products based on free-on-carrier (“FCA”) destination terms under which the Company recognizes revenue after the Company ships products to shipment agents assigned by customers. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to PRC customers require the customers to prepay before delivery occurs. Such prepayments are recorded as advances from customers until delivery occurs.

The Company recognizes revenues for systems integration and automation machinery at the time the project is completed, if all other criteria have been met. Contract terms are typically within one year.

(q)  Buy/sell arrangements

The Company has buy/sell arrangements with certain raw material vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for raw materials, typically silicon wafers. These arrangements are made with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of raw materials. The transactions are recorded in revenues and cost of revenues at fair value on a gross basis.

During the year ended December 31, 2006, the Company purchased $103.9 million of raw materials and sold $192.1 million of solar cells under these arrangements. There were no such arrangements in 2007. During the year ended December 31, 2008, the Company purchased $71.9 million of raw materials and sold $94.6 million of finished goods under these buy/sell arrangements.

(r)  Cost of revenue

Cost of revenue includes production, indirect costs and shipping and handling costs for products sold, inventory obsolescence and lower of cost or market charges.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s)  Warranty cost

The Company provides warranties for its products for up to 25 years after sales have taken place. Due to limited warranty claim history, the Company estimates warranty costs based on an assessment of its competitors’ history while incorporating estimates of failure rates through its quality review. Actual warranty costs are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(t)  Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

(u)  Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(v)  Foreign currency translation and comprehensive income

The U.S. dollar, the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at exchange rates at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at exchange rates on the transaction date. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as the RMB, Euro (“EUR”) and Japanese Yen (“JPY”), which are their respective reporting currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $79.0 million and $139.4 million as of December 31, 2007 and 2008, respectively.

Total comprehensive income is comprised of net income and fluctuations of other comprehensive income and amounted to $107.8 million, $199.6 million and $120.0 million for the years ended December 31, 2006, 2007 and 2008, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(w)  Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, advances to suppliers, amounts due from related parties, long-term loans to suppliers and long-term prepayments. All of the Company’s cash and cash equivalents are held with financial institutions that the Company believes to be of high credit quality. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers. With respect to advances to suppliers and amounts due from related parties who are also mainly suppliers of the Company, such suppliers are primarily suppliers of silicon wafers raw materials. The Company performs ongoing credit evaluations of these suppliers’ financial conditions. The Company generally does not require collateral or other security against such suppliers; however, it maintains a reserve for potential credit losses. Such losses have historically been within management’s expectations.

(x)  Post retirement benefits

The Company’s Japanese subsidiary, MSK, has a defined benefit plan which applies to all directors and employees since the date of hire. MSK’s pension liability is calculated based on actuarial valuation. In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement, among other things, requires the Company to recognize in its statement of financial position the funded status of a defined benefit postretirement plan, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. The adoption of SFAS 158 did not have a material impact on the Company’s consolidated income statement and financial position.

(y)  Share-based compensation

The Company adopted SFAS No. 123(R), “Share-Based Payment” (SFAS 123R), effective January 1, 2006 using the modified prospective basis in accounting for stock based compensation. The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the granter is required to provide services per the conditions of the award. See Note 23, “Share Options and Restricted Shares”, for further details.

(z)  Net income per share

Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per share and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012 and 3% Convertible Senior Notes due in 2013 are included in the calculation of diluted earnings per share using the if converted method if their inclusion is dilutive to earnings per share. See Note 16, “Convertible Notes”, for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year Ended December 31,
	2006	2007	2008
	(In millions, except for
	per share data.)

Income available to ordinary shareholders	$106.0	$171.3	$88.2
Add: Interest expense associated with convertible notes	—	1.1	1.2

Net earnings assuming dilution	$106.0	$172.4	$89.4

Weighted average number of ordinary shares for the calculation of basic income per share	148.7	151.7	154.7
Effect of dilutive potential ordinary shares:
Convertible notes	—	9.1	10.2
Share options and warrants	7.4	8.5	5.6

Weighted average number of ordinary shares for the calculation of diluted income per share	156.1	169.3	170.5

Basic income per share	$0.71	$1.13	$0.57

Diluted income per share	$0.68	$1.02	$0.52

The shares that would be issued upon the conversion of the Company’s 3% Convertible Senior Notes due in 2013 are excluded from the calculation of diluted earnings per share for 2008 since the interest per share obtainable on conversion of 2013 Senior Notes exceeds basic earnings per share, therefore they are anti-dilutive to earnings per share for 2008. The amounts of anti-dilutive options, warrants and restricted common stock excluded from the computation of diluted earnings per share for 2006, 2007 and 2008 were insignificant.

(aa)  Recently issued accounting pronouncements

In December 2007, the FASB issued SFAS No. 141, “Business Combinations: (Revised 2007)” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141, “Business Combinations” (“SFAS 141”) cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would also apply the provisions of SFAS 141R. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

At its December 12, 2007 meeting, the FASB ratified the consensus reached by the Task Force in Emerging Issues Task Force (“EITF”) Issue No. 07-1, “Accounting for Collaborative Arrangements”. The objective of this Issue is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This Issue shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. This Issue shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. For calendar year companies, the Company should evaluate and disclose the impact, if any, this Issue will have on its consolidated financial statements starting from January 1, 2009.

In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”). FSP FAS 157-2 defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company does not expect a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 enhances the required disclosures under SFAS 133, in order to provide additional transparency in an entity’s financial statements and to more adequately disclose the impact investments in derivative instruments and use of hedging have on financial position, operating results and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application allowed. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires cash settled convertible debt, such as the Company’s convertible senior notes, to be separated into debt and equity components at issuance and a value to be assigned to each. The value assigned to the debt component is the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

between the bond cash proceeds and this estimated fair value, representing the value assigned to the equity component, is recorded as a debt discount and amortized to interest expense over the life of the bond. In addition, if the Company’s convertible debt is redeemed or converted prior to maturity and the fair value of the debt component immediately prior to extinguishment is different from the carrying value, it will result in a gain or loss on extinguishment. Although FSP APB 14-1 will have no impact on the Company’s actual past or future cash flows, it will require the Company to record a significant amount of non-cash interest expense as the debt discount is amortized and will result in gains or losses on extinguishment that would not have occurred under previous GAAP. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and must be applied on a retrospective basis. Accordingly, commencing with the filing of the Company’s Quarterly Report on Form 6-K for the three months ended March 31, 2009, the Company’s historical financial statements will be adjusted to give effect to FSP APB 14-1. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

At its June 25, 2008 meeting, the FASB ratified the consensus reached in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the consensus reached in EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141(R) and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the reached in EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of Statement 141(R), to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Company is currently evaluating the impact, if any, of these FSPs on its consolidated financial statements.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

On January1, 2008, the Company adopted SFAS 157, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1: Quoted prices in active markets that are accessible by the Company at the measurement date for identical assets and liabilities.

Level 2: Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3: Unobservable inputs are used when little or no market data is available.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities within the scope of SFAS 157 to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of December 31, 2008 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring Change in Fair Value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	At December 31, 2008
Assets (Liabilities) in Millions	Total	Level 1	Level 2	Level 3

Available for sale investments	$6.2	$6.2	—	$—
Cross currency forward exchange contracts	(15.2)	(3.1)	$(12.1)	—

	$(9.0)	$3.1	$(12.1)	$—

The available for sale investment is recorded under “Long-term equity investments” and currency forward contracts are recorded under “Other financial assets” and “Other financial liabilities” in the consolidated balance sheets as of December 31, 2008. See Note 13, “Investment Securities”, and Note 18, “Other Financial Assets/Liabilities”, for further details.

Nonrecurring Change in Fair Value

The following table displays assets and liabilities measured at fair value on a non-recurring basis; that is, the instrument is not measured at fair value on an ongoing basis but is subject to fair value adjustments in certain circumstances (for example, when the Company recognizes an impairment charge).

The following table displays assets measured on the Company’s consolidated balance sheet at fair value on a non-recurring basis:

Assets in Millions	Total	Level 1	Level 2	Level 3

Long-term equity investment	$40.0	—	—	$40.0

In accordance with the provisions of FASB Staff Position No. FAS 115-1/124-1, a long-term equity investment accounted for as a cost-method investment with a carrying amount of $100.0 million was written down to its fair value of $40.0 million, resulting in an impairment charge of $60.0 million, which was included in earnings for the year ended December 31, 2008. See Note 12 “Long-term Investments” for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation Classification

The following is a description of the fair value techniques used for instruments measured at fair value under SFAS 157 as well as the general classification of such instruments pursuant to the valuation hierarchy described above under SFAS 157.

Available-for-Sale Investments — Investments in available for sale securities consist of equity shares of a NASDAQ listed company. The fair value is measured using the closing stock price from the exchange market as of the measurement date. It is classified as level 1 valuation.

Derivatives — These are primarily plain-vanilla foreign currency forward contracts, typically short-term in nature. Fair values are measured using quotes in active markets for identical assets when available, and are classified as level 1. If quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. The pricing models used by the Company take into account the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and currency rates. These fair value measurements are classified as level 2.

Long-term Equity Investment — The fair value is estimated using a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discounted rate. Due to the lack of observable inputs, active markets or transparency to the underlying assets, the Company may rely on qualitative factors to estimate the fair values of the investments, including general macro-economic information and other data supplied by the investee. This fair value measurement is classified as level 3.

The Company is also required by SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2007 and 2008 was $500.0 million and $981.2 million, respectively. The estimated fair value of those debts was $900.1 million and $543.1 million, respectively, as of December 31, 2007 and 2008, respectively.

As of December 31, 2008, the carrying value of the Company’s cash and cash equivalents approximated their fair value and consist primarily of treasury money market funds and bank deposits. The carrying value of short-term financial instruments, including accounts receivable and payable, income taxes payable, short-term borrowing, and accrued liabilities, approximates fair value because of the short-term maturity period. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. Long-term loans to suppliers are measured based on an imputed interest rate which represents the suppliers’ average borrowing rate and therefore, approximates fair value.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2007 and 2008, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

4.	BUSINESS ACQUISITIONS

a)  MSK Corporation

On June 12, 2008, the Company acquired the remaining 33.12% of the equity interest of MSK for 1,310,328 Suntech shares with a fair value of $51.6 million, in a share exchange. Suntech previously acquired 66.88% equity

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest in MSK in August 2006 for $111 million in cash and a combination of new and existing shares. The acquisition was accounted for as a business combination. The excess purchase price over the fair value was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management, including the intended future use of the acquired assets and analyses of historical and projected financial performance of the acquired business.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible liabilities assumed	$(4.3)
Intangible assets:
Trade name	22.1
Patents and technology	9.8
Customer relationships	5.8
Goodwill	18.5

Total consideration	$51.9

b)  KSL-Kuttler Automation Systems GmbH

On April 2, 2008, the Company acquired 100% of Kuttler for a total cash consideration of $54.0 million. Kuttler mainly operates in Germany and China. The acquisition allows the Company to take advantage of Kuttler’s experience and technology for manufacturing automation systems for the printed circuit boards industry and to improve the Company’s automatic module lamination process. The acquisition was accounted for as a business combination. The excess purchase price over the fair value was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management, including the intended future use of the acquired assets and analyses of historical and projected financial performance of the acquired business.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible assets assumed	$10.2
Intangible assets:
Trade name	7.2
Patents and technology	8.6
Customer relationships	1.0
Others	1.4
Goodwill	25.6

Total consideration	$54.0

The condensed balance sheet of Kuttler at the date of acquisition was as follows:

Cash and cash equivalents	$3.5
Inventories, net	8.7
Property, plant and equipment, net	9.5
Short-term bank borrowings, including current portion of long-term debt	(0.9)
Accounts payables	(2.8)
Long-term bank borrowings	(3.6)
Others	0.4

Net assets	$14.8

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)  Suntech Energy Solutions, Inc.

On September 24, 2008, the Company acquired 100% of SES for cash consideration of $6.8 million. SES is based in the United States. SES engages in PV system design, research and development, and installation services. The acquisition enhances the Company’s global system installation capability. The acquisition was accounted for as a business combination. The excess purchase price over fair value was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management, including the intended future use of the acquired assets, analyses of historical and projected financial performance of the acquired business.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible liabilities assumed	$(0.4)
Customer relationships	1.2
Covenant not to compete	1.1
Goodwill	4.9

Total consideration	$6.8

5.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2007	2008

Raw materials	$83.7	122.4
Work-in-process	28.4	6.1
Finished goods	72.2	161.6

	184.3	290.1
Inventory Provision	(8.1)	(58.2)

	$176.2	$231.9

The Company recorded lower of cost or market provisions for inventories of nil, $1.3 million and $50.1 million during the years ended December 31, 2006, 2007 and 2008, respectively. $7.0 million was charged as provision for purchase commitments during the year ended December 31, 2008 which was recorded in other current liabilities. No similar charges were provided during the years ended December 31, 2006 and 2007, respectively.

6.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

The Company made provisions for doubtful accounts of in the aggregate amount of $1.3 million, $1.4 million and $15.8 million during the years ended December 31, 2006, 2007 and 2008, respectively.

7.	SHORT-TERM INVESTMENTS

During the year ended December 31, 2007, the Company entered into two 100% principal protected structured deposits (“Structured Deposit”) amounting to $48 million linked to an international investment fund. The structured deposits provided principal protection if the Company held the deposits until maturity. The structured deposit had a long-term stated maturity date; however, it also contained a liquidity provision. In addition, the structured deposit was puttable to the issuing bank, callable by the issuing bank and provided a daily liquidity feature. During the year ended December 31, 2008, the Company early redeemed the $48 million Structured Deposit with a redemption loss of $3.1 million recorded in other expenses.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2007	2008

Cost
Land	$1.0	$4.5
Buildings	49.0	176.6
Leasehold improvements	4.0	5.3
Plant and machinery	135.7	260.4
Furniture, fixtures and equipment	17.5	31.9
Motor vehicles	1.6	2.3
Construction in process	121.5	275.4

Total	330.3	756.4
Less: Accumulated amortization	(37.3)	(71.9)

Property, plant and equipment, net	$293.0	$684.5

Depreciation expense was $10.1 million, $17.6 million and $34.9 million for the years ended December 31, 2006, 2007 and 2008, respectively. Capitalized interest was $3.4 million for the year ended December 31, 2008 and immaterial for the years ended December 31, 2006 and 2007.

Construction in process primarily represents the construction of thin film plants and expansion of existing PV cell capacities.

The Company conducts a major part of its operations from leased machinery and equipment in Wuxi and Japan. See Note 20, “Capital lease obligations”, for further details.

9.	INTANGIBLE ASSETS, NET

Net acquired intangible assets, consist of the following:

	At December 31,
	2007	2008

At cost or at fair value on acquisition date
Trade name	$41.9	$85.6
Patents and technology	19.1	44.7
Customer relationship	15.6	26.9
Technical know-how	2.0	1.8
Land use rights	12.0	27.1
Others	0.5	3.8

Total	91.1	189.9
Less: Accumulated amortization	(5.1)	(13.2)

Total	$86.0	$176.7

At inception of Wuxi Suntech in year 2002, certain shareholders agreed to contribute approximately $6.4 million for 80% interest in Wuxi Suntech and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi, the founder, chairman of the board of directors and the chief executive officer of the Company, and the remaining equity interest holders at the formation of Wuxi Suntech.

Amortization expense for the years ended December 31, 2006, 2007 and 2008 were $1.3 million, $2.9 million and $6.7 million, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $8.1 million, $7.1 million, $6.3 million, $5.5 million and $63.2 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and after.

10.	GOODWILL

The carrying amount of goodwill for the years ended December 31, 2007 and 2008 were as follows:

	2006	2007	2008

Beginning of year	$0.1	$28.6	$29.8
Goodwill acquired during the year	29.4	—	49.0
Goodwill written-off due to liquidation	(0.1)	—	—
Translation	(0.8)	1.2	8.8

Ending of year	$28.6	$29.8	$87.6

Impairment tests performed in 2007 and 2008 did not result in any adjustments to the carrying value of goodwill or intangible assets.

11.	INVESTMENTS IN AFFILIATES

Investments in affiliates are accounted for by equity method of accounting, and consist of the following:

	At December 31,
	2007		2008
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)

Glory(2)	$—	—	$25.4	18.0%
Shunda(3)	—	—	101.9	15.8
Global Solar Fund(4)	—	—	90.0	86.0
Gemini Solar
Development and Gemini Fund I(5)	—	—	0.3	50.0
Yunnan Diantou(6)	—	—	3.5	24.0%
Jiangsu Huariyuan(1)	1.0	25.0%	—	—

Total	$1.0		$221.1

(1)	Jiangsu Huariyuan was accounted for as a long-term cost method investment in 2008.

(2)	In May 2008, the Company acquired 18.0% equity interest in Glory Silicon Technology Investments (Hong Kong) Limited (BVI) (“Glory”) for total cash consideration of $21.4 million.

(3)	In May 2008, the Company acquired 15.8% equity interest, comprised of convertible preferred stock, in Shunda Holdings Co., Ltd. (Cayman) (“Shunda”) for total cash consideration of $101.9 million. The Company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Shunda’s operations.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	In June 2008, the Company committed to acquire 86.0% share equity of Global Solar Fund, S.C.A., SICAR (“GSF”) as a limited partner for total cash consideration of $364.6 million (EUR258 million). GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Dr. Zhengrong Shi (CEO of the Company) and Mr. Stuart Wenham (CTO of the Company) are members of GSF’s board of managers. The Company has a 50% voting interest in GSF and capital calls require the approval of at least one of the Company’s representatives on the board of managers. The commitments are payable upon a capital call. As of December 31, 2008, capital calls related to GSF were $93.7 million.

(5)	In September 2008, the Company established two joint ventures, Gemini Solar Development Company LLC (U.S.) (“Gemini DevCo”) and Gemini Fund I Manager LLC (U.S.) (“Gemini Fund I”), for total cash consideration of $0.3 million.

(6)	During October 2008, the Company committed to subscribe for a minority interest, representing a 24.0% equity interest, in Yunnan Diantou New Energy Development Co., Ltd. (PRC) (“Yunnan Diantou”) for total cash consideration of $17.6 million, and $3.5 million has been paid as of December 31, 2008.

Summarized financial information for significant non-consolidated equity method investments, representing 100% of the respective amounts included in the companies’ financial statements, is as follow:

Aggregated income statement data

For Fiscal Year	2008
(In millions)

Net operating revenue	$428.1
Gross profit	47.9
Operating income	27.7
Net income	$8.1

Balance sheet data

As of December 31	2008
(In millions)

Current assets	$291.1
Non-current assets	794.0
Current liabilities	527.2
Non-current liabilities	$261.0

12.	LONG-TERM INVESTMENTS

Long-term Investments consists of $48.3 million equity investments accounted for by the cost method and $6.2 million investment securities classified as available-for-sale. See Note 13 “Investment Securities” for further details. Cost method equity investments are as follows:

	At December 31,
	2007		2008
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)

Xi’an Longi	$—	—	$7.3	5.0%
Nitol	—	—	40.0	14.0
Jiangsu Huariyuan	—	—	1.0	25.0%

Total	$—		$48.3

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

*	Subsequently in March 2009, the ownership percentage was changed to 11.5% as a result of the debt restructuring of Nitol.

During May 2008, the Company acquired 5% equity interest in Xi’an Longi Silicon Material Limited (“Xi’an Longi”) for total cash consideration of $7.3 million.

In 2008, the Company acquired a total of 14.0% equity interest in Nitol Solar Limited (“Nitol”) for total cash consideration of $100 million. The investment was evaluated for impairment because of an adverse change in the market condition of companies in the PV solar industry. As a result of that evaluation, the Company recorded an impairment charge of $60.0 million. Based on the Company’s evaluation of the near-term prospects of the investee and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company believes that the impairment is other-than-temporary as of December 31, 2008.

The Company evaluated the remaining long-term investments for impairments and determined that indicators of impairment did not occur in the year ended December 31, 2008. The Company did not estimate the fair value of those investments for the purpose of its SFAS 107 disclosure requirements because it is not practicable to do so considering the lack of observable inputs available to estimate fair value.

13.	INVESTMENT SECURITIES

During March 2008, the Company acquired 11.7% equity interest in Hoku Science Inc. (“Hoku”), a NASDAQ listed company for total cash consideration of $20.0 million. The Company does not have any voting interest in the investee, and accounted for this investment as available-for-sale. The $6.2 million balance represents the fair value of the investment. The unrealized loss of $13.8 million was recorded in other expenses as other-than-temporary impairment based on the Company’s evaluation of the severity of the impairment the duration of the impairment, the near-term prospects of the investee and the Company’s ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value.

14.	LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2007	2008

Warrants granted to a supplier	$115.2	$110.4
Long-term prepayments to suppliers	45.1	137.2
Deposits	1.0	1.0
Others	0.4	0.2

Total	$161.7	$248.8

On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has a “take or pay” obligation to purchase the minimum annual quantities over a 10-year period starting from January 1, 2007 at fixed price. The Company granted to the supplier a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per warrant share. This warrant vested on the grant date and is exercisable in 5 separate 20% annual increments, with the first 20% annual increment being exercisable on January 1, 2008. Each additional annual increment shall become exercisable on January 1, 2009, 2010, 2011 and 2012, respectively.

The fair market value of warrants was determined on the grant date through the Black-Scholes option pricing model using the following assumptions.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At July 25,
2006

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%

The fair value of the warrant was initially recorded as a long-term prepayment and equity, and amortization of the asset started with delivery in January 2007. The remaining balance will be amortized ratably over the life of the supply contract, which is 10 years, in accordance with the actual delivery volume over the total contracted delivery volume. The Company amortized warrant costs of $2.6 million and $4.8 million for the years ended December 31, 2007 and 2008, respectively, in cost of revenues. The unamortized outstanding balance was $110.4 million as of December 31, 2008.

15.	LONG-TERM LOANS TO SUPPLIERS

Long-term loans to suppliers consist of the following:

	At December 31,
	2007	2008

Supplier A	$89.8	$73.0
Asia Silicon Co., Ltd.	10.5	11.0
Supplier B	3.0	—

Total	$103.3	$84.0

As part of the agreement, specified in Note 14, the Company also agreed to loan Supplier A an aggregate amount of $625 million over the course of the agreement, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity. The loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). If the Company fails to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, the supplier may retain a portion of the loan up to the purchase shortfall. During the year ended December 31, 2008, the Company received a repayment of $17.4 million from Supplier A. As of December 31, 2008, the Company loaned $70.1 million to the supplier and $6.1 million has been accrued and charged as imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 3.70% for comparable long-term supplier borrowings. Amortized imputed interest income recorded as cost of revenue amounts to nil, $1.2 million and $2.0 million for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2008, the Company has provided a loan to Asia Silicon Co., Ltd. (“Asia Silicon”) for $10 million to secure a long-term supply of materials. Asia Silicon agreed to grant the Company an option to (1) offset the advanced payment to the payment for the purchase of polysilicon products under the supply contract, without accrued interest thereof or (2) extinguish the interest free loan in exchange for a 20% equity interest in Asia Silicon. The Company recorded approximately $0.5 million and $1.0 million imputed interest for the interest free loan as of December 31, 2007 and 2008, respectively. Imputed interest was computed using the weighted average interest rate of 5.38% for comparable long-term supplier borrowings. The imputed interest would be amortized along with the supply schedule, which is scheduled to begin in 2009. The Company has not exercised either option under this agreement as of December 31, 2008.

16.	CONVERTIBLE NOTES

In February 2007, the Company issued, in a private placement, $425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“2012 Notes”). Each $1,000

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principal amount of the 2012 Notes is initially convertible into 20.5074 American Depository Shares (“ADS”) par value $.01 per share at a conversion price of $48.76, subject to adjustment. The 2012 Notes are convertible, at the option of the holder, prior to February 15, 2010, upon occurrence of specified events, including but not limited to a change in control, or if after any calendar quarter ending after March 31, 2008, (1) the closing sales price of the Company’s ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the 2012 Notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the 2012 Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) if the average trading price per $1,000 principal amount of the notes during the note measurement period was equal to or less than 97% of their average conversion value during the note measurement period; (3) the 2012 Notes will be convertible upon the occurrence of specified corporate transactions as defined in the agreement; (4) the 2012 Notes will be convertible if the Company has called the notes for redemption; and (5) the notes will be convertible from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2012 Notes, solely to cover over-allotments.

On or after February 15, 2010, the holders have the right to require the Company to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of 2012 Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. The Company will have the right to redeem the 2012 Notes in whole or in part, at any time or from time to time, on or after February 15, 2010 at a redemption price equal to 100% of the principal amount of the 2012 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Interest on the 2012 Notes is paid semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007.

Issuance costs incurred for issuing of 2012 Notes amounted to $14.4 million, and are amortized through interest expense from February 2007 to the first put date, or January 2010 using the effective interest method. These costs are recorded as deferred assets in other long-term assets. Amortization expense for these deferred assets amounted to $4.3 million and $4.7 million for the years ended December 31, 2007 and 2008, respectively.

In December 2008, the Company repurchased $93.8 million aggregate principal amount of 2012 Notes for a total cash consideration of $61.0 million. Deferred offering expenses of $1.1 million were written off along with the repurchase of 2012 Senior Notes. The Company recorded a $31.1 million gain in other income.

In March 2008, the Company issued, in a private placement, $500 million aggregate principal amount of Convertible Senior Notes due March 15, 2013, with an interest rate of 3.0% (“2013 Notes”). Each $1,000 principal amount of the 2013 Notes will initially be convertible into 24.3153 American Depository Shares, or ADSs, par value $.01 per share at a conversion price of $41.13 per ADS only under the following circumstances: (1) if the closing price of the Company’s ADSs reaches specified thresholds, (2) if the trading price of the notes falls below specified thresholds, (3) if specified corporate transactions occurs or (4) during specified periods, except that in lieu of delivering the Company’s ADSs upon conversion, the Company may elect to deliver cash or a combination of cash and the Company’s ADSs. On the issuance date, March 12, 2008, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2013 Notes, solely to cover over-allotments.

The 2013 Notes are senior unsecured obligations and rank equally with all of the Company’s existing and future senior unsecured indebtedness. The 2013 notes are effectively subordinated to all of the Company’s existing and future secured indebtedness and all existing and future liabilities of the Company’s subsidiaries, including trade payables. Interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2008.

Offering expenses incurred for issuing of 2013 Notes amounted to $14.9 million, and are amortized through interest expense from March 2008 to the maturity date, or February 2013 using the effective interest method. These

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

costs are recorded as deferred assets in other long-term assets. Amortization expense for these deferred assets of $2.3 million was recorded for the year ended December 31, 2008.

17.	BANK BORROWINGS

	At December 31,
	2007	2008

Bank borrowings	$341.9	$644.4

Analysis as:
Short-term	309.9	615.8
Long-term, current portion	11.3	22.7

Subtotal	321.2	638.5
Long-term portion	20.7	5.9

Total	$341.9	$644.4

As of December 31, 2008, the Company had credit facilities for bank loans of up to $617.5 million on a revolving credit basis from various financial institutes. As of December 31, 2008, the Company has drawn down $222.5 million under these credit agreements and $395.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured.

The Company’s short-term bank borrowings bore an annual average interest rate of 5.08% and 6.41% in 2007 and 2008, respectively. These loans are borrowed from various financial institutions. $39.6 million of the short-term loans are restricted to purchase fixed assets. Cash proceeds from the restricted borrowings were fully utilized. Other borrowings do not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout year 2009. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature.

The Company’s long-term bank borrowings bore an annual average interest rate of 6.13% and 6.65% in 2007 and 2008, respectively.

The Company has a long-term credit facility with China Construction Bank. The credit facility is restricted for purchasing fixed assets. The maximum borrowing amount under the credit facility is $16.5 million (RMB126 million), of which $11.8 million (RMB90 million) was drawn down on February 25, 2007; and the remaining $4.7 million (RMB36 million) was drawn down on May 14, 2007. The credit facility bears an interest rate of 7.56% per annum for the first tranche of $11.8 million (RMB90 million) and 7.18% per annum for the second tranche of $4.7 million (RMB36 million). The outstanding borrowings under the credit facility will expire during the year ended December 31, 2009.

The Company also has two long-term credit facilities with Bank of Communication. One credit facility is restricted for purchasing fixed assets. The maximum borrowing amount of the fixed assets credit facility is $6.6 million (RMB50 million), all of which was drawn on April 16, 2007. The credit facility bears an interest rate of 7.34% per annum. The other credit facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the credit facility is $11.8 million (RMB90 million), $7.9 million (RMB60 million) of which was drawn down on March 23, 2007. The credit facility bears an interest rate of 7.34% per annum. The outstanding borrowings under the credit facility will expire during the year ended December 31, 2009. The outstanding borrowings under these credit facilities will expire during the year ended December 31, 2009.

On November 25, 2008, the Company entered into a 3-year interest free loan facility agreement in the aggregate principal amount of $2.9 million (RMB20 million) with Jiangsu International Trust & Investment Corporation. (“JITIC”), all of which has been drawn in 2008. The interest free loan from JITIC is restricted for investing in fixed assets related to the Pluto Technology.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On May 30, 2007, Kuttler entered into a ten-year loan facility agreement in the aggregate principal amount of $2.8 million (EUR2.0 million) with KFW-Darlehen. The borrowing does not require any collateral or guarantee and bears a fixed interest rate of 3.9% per annum. On May 31, 2007, Kuttler entered into a five-year loan facility agreement in the aggregate principal amount of $1.0 million (EUR0.7 million) with KFW-Darlehen. The borrowing does not require any collateral or guarantee and bears a fixed interest rate of 5.0% per annum. Both facilities have been fully drawn and the total outstanding balance of the two borrowings was $3.5 million as of December 31, 2008.

As of December 31, 2008, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of $406.2 million due 2012 puttable in 2010 and 3.00% Convertible Senior Notes of $575.0 million due 2013.

Maturity	Amount

2009	$638.5
2010	409.7
2011	0.6
2012	0.4
2013	575.3
After 2013	1.1

Total	$1,625.6

18.	OTHER FINANCIAL ASSETS/LIABILITIES

The following table displays the outstanding notional balances and the estimated fair value of the Company’s foreign-currency forward exchange contracts as of December 31, 2008 and 2007:

	As of December 31,
	2007		2008
	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value

Foreign exchange forward contracts:
Deliverable contracts:
Under Cash flow hedge	$—	$—	$183.8	$(4.8)
Not under Cash flow hedge	349.6	6.3	206.2	(9.3)
Non deliverable contracts	169.0	(8.1)	26.0	0.0
Non deliverable options	—	—	48.0	(1.1)

Total foreign-currency exchange forward contracts	$518.6	$(1.8)	$464.0	$(15.2)

Other financial assets are classified as:
Current		10.5		5.1
Non-current		—		—

		10.5		5.1

Other financial liabilities are classified as:
Current		(12.3)		(12.5)
Non-current		—		(7.8)

		(12.3)		(20.3)

Total		$(1.8)		$(15.2)

The Company recorded foreign-currency forward exchange loss not under hedge accounting in earnings for the years ended December 31, 2006, 2007 and 2008 at $0.6 million, $3.7 million and $9.3 million, respectively. The Company qualified for cash flow hedge accounting for some of the forward contracts entered into in 2008 with a

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

total notional amount of $183.8 million. $4.8 million unrealized loss associated with those forward contracts was recorded as other comprehensive income as of December 31, 2008. The full amount is expected to be reclassified into earnings within the next 12 months when the underlying hedged transactions occur. All hedging relationships under cash flow hedges were evaluated to be highly effective as of December 31, 2008. No adjustment for ineffectiveness was recorded in earning for the year of 2008.

19.	ACCRUED WARRANTY COSTS

The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

	At December 31,
	2007	2008

Beginning balance	$8.8	$22.5
Increase due to acquisition of a subsidiary	—	0.6
Warranty provision	13.9	21.7
Warranty costs incurred	(0.2)	(3.4)

Ending balance	$22.5	$41.4

20.	CAPITAL LEASE OBLIGATIONS

The Company conducts a major part of its operations under leased machinery and equipments in Japan, and part of its operations under leased plants in China. The Company has entered into leases for building, machinery and equipment with payment terms varying from 3 years to 12 years. All of the leases of building, machinery and equipment are classified as capital leases and expire over the next 12 years. The following is an analysis of the leased property under capital leases by major classes:

December 31,
2008

Building	$43.4
Machinery and equipment	6.2
Furniture, fixtures and equipment	3.2
Other depreciable assets	0.2

Total	53.0
Less: Accumulated depreciation	(6.6)

Total	$46.4

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2008:

At December 31,
2008

2009	$9.8
2010	8.7
2011	7.8
2012	7.6
2013	7.6
Later years	50.2

Total minimum lease payments	91.7
Less: Amount representing interest	(45.6)

Present value of net minimum lease payments	$46.1

Analysis as:
Current	9.8
Non-current	81.9

$91.7

The above capital lease obligations are included in other liabilities and other long-term liabilities in the balance sheet.

21.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a)  China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $0.8 million, $2.0 million and $5.2 million for the years ended December 31, 2006, 2007 and 2008, respectively.

(b)  Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an appropriation of 10% of after tax profit (in accordance with relevant PRC Company Law and regulations and the Articles of Association of the Company’s PRC subsidiaries); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The appropriation made by the subsidiaries in 2006, 2007 and 2008 is nil, $7.1 million and $1.8 million, respectively.

(c)  Other

Pursuant to the board resolutions in August 2005 and March 2006, retained earnings of $5.0 million and $8.0 million were transferred and declared as the registered capital of Wuxi Suntech. The transferred retained

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be recorded as retained earnings of the Company.

Pursuant to the board resolutions in 2007, retained earnings of $33.3 million, $48.0 million and $23.5 million were transferred and declared as registered capital of Sunergy Power, Suntech Power and SEE, respectively. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be recorded as retained earnings of the Company.

Pursuant to the board resolutions in 2008, retained earnings of $18.1 million were transferred and declared as registered capital of Luoyang Suntech. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be recorded as retained earnings of the Company.

22.	EMPLOYEE BENEFIT PLANS

As described in note 21 (a), employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. In addition, the Company is required by law to contribute approximately 9.2%, 12%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $0.1 million, $0.4 million and $1.2 million for the years ended December 31, 2006, 2007 and 2008, respectively. The amounts contributed for housing funds were $0.2 million, $0.4 million and $1.0 million for the years ended December 31, 2006, 2007 and 2008, respectively. The amounts contributed for other benefits were $0.5 million, $1.2 million and $3.0 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company has an unfunded noncontributory defined benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company used a December 31 measurement date for this plan. The unfunded retirement benefit pension plans covers substantially all of its employees of MSK and certain subsidiaries. The benefits are in the form of lump-sum payments and are based on final monthly pensionable salary, years of service and position.

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

Information about the component of net periodic EPF of MSK at December 31, 2007 and 2008 are as follows:

	2007	2008

Company service cost	$0.16	$0.15
Interest cost	0.05	0.03

Net periodic EPF cost	0.21	0.18

SFAS 88 event gain	$(0.16)	$—

The liabilities are affected by changing market conditions, as well as when actual plan experience is different than assumptions. Such events result in gains and losses. In 2007, the Company sold the MSK Fukuoka plant and terminated employees resulting in a curtailment and settlement gain under SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“SFAS 88”). There was no gain in 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the projected benefit obligation and funded status at December 31, 2007 and 2008.

	At December 31,
	2007	2008

Change in Projected Benefit Obligation (PBO):
PBO	$3.72	$3.59
Service cost	0.16	0.16
Interest cost	0.05	0.04
Actuarial gain	(0.05)	(0.03)
Curtailment	(0.35)	—
Benefits paid	(0.09)	(0.02)
Translation	0.15	0.97

PBO	$3.59	$4.71

Change in accrued pension cost:
Accrued pension cost	(3.72)	(3.59)
SFAS 87 net periodic pension cost	(0.21)	(0.20)
Actual benefits paid by MSK	0.09	0.02
SFAS 88 event gain	0.16	—
Translation	0.09	(0.94)

Accrued pension cost	$(3.59)	$(4.71)

Estimated Future Benefit Payments

The following benefit payments covering the EPF pension plan have been projected based on benefits earned to date and the expectation that certain future service will be earned by currently active employees:

Pension

2009	$4.5
2010	0.0
2011	0.0
2012	0.0
2013	0.0
2014-2018	$0.1

Net Periodic Benefit Cost Assumptions

Significant assumptions used in determining net periodic benefit cost for the years ended December 31, 2007 and 2008 are (in weighted averages):

	December 31,
	2007	2008

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	2.0%	2.0%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	2.0%	2.0%

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company determines the expected return based on historical returns and estimated future returns.

23.	SHARE OPTIONS AND RESTRICTED SHARES

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provide grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2008, options to purchase up to 13.5 million ordinary shares are authorized under the Option Plan. Share options and restricted stock are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of 5 years. Generally, share option grants to employees vest over 3 years from date of grant while certain options granted vest immediately. Restricted stock options generally vest over 1 to 5 years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2008, options to purchase 13.1 million ordinary shares were granted. 1.4 million of those options and restricted shares were exercised and 0.03 million of those options were forfeited during the year ended December 31, 2008. As of December 31, 2008, 0.4 million shares were authorized and available for further grants of share-based awards.

Share-based compensation cost was approximately $12.9 million, $24.2 million and $11.4 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Options to Employees and Non-employees

On May 6, 2005, the Company granted 0.5 million share options to its external consultants in exchange for reorganization advisory services, and 4.2 million share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization. The exercise price of these options is $2.3077 per option. The options granted to the external consultants vested immediately while the options granted to the contributors vested over a three year period. On September 5, 2005, the Company granted 0.2 million options to certain consultants for services previously provided. One-third of these options vested on December 31, 2006, September 5, 2007 and September 5, 2008, respectively. These options were granted with an exercise price of $6.922 per option. The Company recorded compensation expense of $7.2 million in 2005 upon issuance.

On September 5, 2005, the Company granted options to acquire 5.9 million ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2006, September 5, 2007 and September 5, 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On September 1, 2006, the Company granted options to acquire 0.12 million ordinary shares to certain employees. 0.05 million of these options vested on September 5, 2006. 0.04 million of the options vested on September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On November 19, 2006, the Company granted options to acquire 0.5 million ordinary shares to certain directors and employees. One-third of these options vested on November 19, 2007 and November 19, 2008, respectively. One-third of these options will vest on November 19, 2009. 0.03 million of these options were forfeited during the year ended December 31, 2008. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $27.000 per option.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following assumptions were used in the Black-Scholes option pricing model for options granted to employees, consultants and contributors during year 2005 and 2006:

				Options to	Options to
	Options to Employees			Consultants	Contributors
	Granted on	Granted on	Granted on	Granted on	Granted on
	September 5,	September 1,	November 19,	September 5,	May 6,
	2005	2006	2006	2005	2005

Average risk-free rate of return	4.46%	5.04%	5.18%	4.26%	4.16%
Weighted average expected option life	3.35 years	1.55 years	3.50 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	55.80%	70%	80%
Dividend yield	0%	0%	0%	0%	0%

Expected volatility is based on the standard deviation of the Company’s daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity and information regarding options outstanding as of December 31, 2008 is as follows:

			Weighted Average	Aggregate
	Number of	Weighted Average	Remaining	Intrinsic
	Options	Exercise Price	Contract Life	Value

Options outstanding on January 1, 2008	5.7	$7.44	2.7 years	$428.5
Forfeited	(0.0)	$27.00	N/A	N/A
Exercised	(1.4)	$2.38	N/A	$(58.2)

Options outstanding on December 31, 2008	4.3	$8.97	1.8 years	$18.5

Options vested or expected to vest at December 31, 2008	11.0	$5.88	1.6 years	$72.0

Options exercisable at December 31, 2008	4.2	$8.29	1.8 years	$18.5

The weighted average fair value of options granted during the years ended December 31, 2006 was $13.9772. No options were granted to employees during the years ended December 31, 2007 and 2008, respectively.

The total fair value of options vested for the years ended December 31, 2006, 2007 and 2008 was $2.9 million, $17.8 million and $17.6 million, respectively.

As of December 31, 2008, there was $0.6 million in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the employee options plans, which is expected to be recognized over a weighted-average period of 0.88 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to share options outstanding on December 31, 2008:

	Options Outstanding
		Weighted Average		Aggregate	Options Exercisable
	Number	Remaining	Weighted Average	Intrinsic	Number	Weighted Average	Aggregate
	Outstanding	Contractual Life	Exercise price	Value	Exercisable	Exercise Price	Intrinsic Value

May 6, 2005	0.0		$2.31	$0.1	0.0	$2.31	$0.1
September 5, 2005	3.8		$6.92	$18.2	3.8	$6.92	$18.2
September 1, 2006	0.1		$6.92	$0.2	0.1	$6.92	$0.2
November 19, 2006	0.4		$27.00	—	0.3	$27.00	—

	4.3	1.81 years		$18.5	4.2		$18.5

The Company uses the Black-Scholes option-pricing model to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price. In accordance with Staff Accounting Bulletin 107 (SAB 107), for all share-based compensation awards granted after December 31, 2007, the average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach provided by SAB 107. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.

Options to a Supplier

The Company granted a total of 0.2 million share options to one supplier in four installments of 0.05 million shares on March 5, 2007, April 2, 2007, July 2, 2007 and October 1, 2007 in exchange for wafer supplies. The exercise price of these options was $7.00 per option. The options were vested and exercisable on the grant date. The Company recorded the related grant date fair value of these options in cost of revenue of $1.3 million, $1.4 million, $1.5 million and $1.7 million in each quarter respectively, for the year ended December 31, 2007.

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

Restricted Shares to Employees

On November 19, 2006, the Company granted 0.4 million restricted shares to certain employees. For 0.08 million restricted shares granted to an internal consultant, one-fifth of these shares vested immediately on November 19, 2006, one-fifth vested on each of November 19, 2007 and 2008, respectively, and one-fifth of those shares will vest on each of November 19, 2009 and 2010, respectively. For the remaining 0.32 million restricted shares to certain employees, one- fifth of these shares vested on each of November 19, 2007 and 2008, respectively, and one-fifth of these shares will vest on each of November 19, 2009, 2010 and 2011, respectively.

On November 13, 2007, the Company granted 0.14 million restricted shares to certain employees. For 0.03 million restricted shares granted to an employee, one-fifth of these shares vested immediately on each of November 13, 2007 and 2008, respectively, and one-fifth of these shares will vest on each of November 13, 2009, 2010 and 2011, respectively. For the remaining 0.11 million restricted shares to certain employees, one-fifth of

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these shares vested on November 13, 2008 and one-fifth of these shares will vest on each of November 13, 2009, 2010, 2011 and 2012, respectively.

On October 24, 2008, the Company granted 0.1 million restricted shares to certain employees, who originally worked for EI Solution Inc. before the Company acquired it and renamed to Suntech Energy Solution Inc. (“SES”) in September, 2008. One-fifth of these shares will vest on each of October 24, 2009, 2010, 2011, 2012 and 2013, respectively.

On November 15, 2008, the Company granted 1.3 million restricted shares to certain employees. One-fifth of these shares will vest on each of November 15, 2009, 2010, 2011, 2012 and 2013, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company accounts for restricted shares in accordance with SFAS 123R, and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period, which may include the period in which the shareholders are restricted from transferring the shares.

The following table summarizes the activity of unvested restricted stock shares (“Share-Based Awards”) during the year ended December 31, 2008:

	Number of	Weighted Average
	Restricted Shares	Price at Grant Date

Unvested at January 1, 2008	0.4	$37.69
Granted	1.4	11.01
Vested	(0.1)	36.07

Unvested at December 31, 2008	1.7	$15.86

The Company granted 0.4 million, 0.1 million and 1.4 million restricted shares during the years ended December 31, 2006, 2007 and 2008, respectively, with an aggregate grant-date fair value of approximately $10.8 million, $8.3 million and $15.5 million, respectively. During the years ended December 31, 2006, 2007 and 2008, respectively, 16,000, 78,200 and 99,900 shares of restricted stock vested with a total grant date fair value of $0.4 million, $2.3 million and $3.6 million.

As of December 31, 2008, there was $20.3 million of total unrecognized compensation cost related to unvested Share-Based Awards to be recognized over a weighted-average period of 4.2 years.

Accounting for Supplier Warrants

In July 2006, the Company issued warrants to purchase 7.4 million ordinary shares to a supplier as part of a long-term “take or pay” arrangement. The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. See Note 14 “Long-term Prepayments” for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	OTHER INCOME (EXPENSE)

	Year Ended December 31,
	2006	2007	2008

Government grants	$0.2	$1.7	$2.2
Loss on financial derivatives	(0.6)	(3.7)	(9.3)
Investment income (loss)	—	3.1	(5.5)
Convertible notes repurchase gain	—	—	31.1
Foreign currency exchange gain (loss), net	0.5	(8.9)	(14.4)
Investment impairment losses	—	—	(73.8)
Other	0.5	(0.9)	0.3

	$0.6	$(8.7)	$(69.4)

25.	TAX (EXPENSE) BENEFIT

The tax (expense) benefit comprises:

	Year Ended December 31,
	2006	2007	2008

Current Tax	$(10.1)	$(19.3)	$(21.8)
Deferred Tax	2.9	6.1	20.2

	$(7.2)	$(13.2)	$(1.6)

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Power Solar BVI and Bright Path are tax exempted companies incorporated in the BVI.

MSK is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, result in a normal effective statutory tax rate of approximately 41%.

Suntech Swiss is located in Switzerland and is subject to a federal corporate income tax rate of approximately 9%.

SES is subject to US federal corporate income tax rate of 35% and California’s income tax rate of approximately 9%.

Kuttler is incorporated in Germany and is subject to a 30% corporate tax rate.

Wuxi Suntech is governed by the Foreign Income Tax Law of PRC (“Foreign Income Tax Laws”). The standard statutory income tax rate in the PRC changed to 25% from 33% in January 1, 2008. Although the “2-year exemption and 3-year 50% tax deduction” tax preference expired at the end of 2007, Wuxi Suntech received preferential tax treatment as a “High and New Technology Company” (“HNTC”) from the relevant tax authorities on December 01, 2008. It is entitled to a preferential tax rate of 15%, 3 years ended December 31, 2010.

Luoyang Suntech is located in Luoyang’s High and New Technology Zone and is subject to a 25% statutory income tax rate. As a manufacturing oriented Foreign Invested Enterprise (“FIE”), it is exempt from income taxes for its first two profitable years of operation after taking into account any tax losses carried forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011). Luoyang Suntech received preferential tax treatment as a HNTC from the relevant tax authorities on December 30, 2008.

Sunergy Power is a manufacturing-oriented FIE located in the Wuxi high-tech zone and is subject to a 25% statutory income tax rate. Sunergy Power is exempt from income tax for its first two profitable years of operation

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and is eligible for a 50% reduction in the income tax rate for the succeeding three years. The tax exemption period began in 2008.

Shenzhen Suntech is located in the Shenzhen Special Zone and as was established before the promulgation date of the new EIT Law and were entitled to a preferential lower tax rate of 15%. Shenzhen Suntech was provided a five-year transition period starting from the effective date of the new Enterprise Income Tax Law (“EIT Law”). 2008 is the first transition year and the uniform tax rate is 18%.

Suntech Energy Engineering Co., Ltd. (“SEE”) is incorporated in China and subject to an income tax rate of 25%.

Kuttler Automation Systems (Suzhou) Co., Ltd is enjoying the 50% deduction of income tax for the last year, subject to an income tax rate of 12.5%.

Uncertain tax positions

The Company has no material unrecognized tax benefits that would favorably affect the effective income tax rate in future periods. A reconciliation of the company’s unrecognized tax benefit from January 1, 2008 to December 31, 2008 is provided in the following table:

	2007	2008

Beginning of year	$0.7	$0.8
Translation	0.1	0.2

Ending of year	$0.8	$1.0

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2008, the Company, excluding the US subsidiaries, is subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in 2007 and 2008.

The U.S. subsidiary’s federal income tax returns for 2007 to 2008 and Maryland state income tax returns for 2007 through 2008 are open tax years, subject to examination by the relevant tax authorities.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2007		2008
	Assets	Liabilities	Assets	Liabilities

Net loss carried forward	$13.1	$—	$27.3	$—
Accrued warranty costs	5.9	—	10.6	—
Depreciation of property, plant and equipment	2.4	—	4.5	(0.1)
Provision for inventories and purchase commitments	1.1	—	4.7	—
Provision for pension	1.5	—	2.0	—
Provision for doubtful accounts	—	—	1.3	—
Government grant	1.1	—	1.0	—
Pre-operating expense	—	—	0.1	—
Sales commission fee	1.1	—	1.4	—
Accrued other expenses	0.9	—	0.8	—
Intangible assets	0.2	(29.8)	—	(59.0)
Capital leases	—	(0.1)	0.2	—
Unrealized fair value adjustments	—	(1.1)	1.6	—
Others	0.1	—	0.1	—

	27.4	(31.0)	55.6	(59.1)
Valuation allowance	(16.8)	—	(28.1)	—

	$10.6	$(31.0)	$27.5	$(59.1)

Deferred tax assets/(liabilities) are analyzed as:
Current	$2.8	$(1.1)	$7.2	$—
Non-current	7.8	(29.9)	20.3	(59.1)

Total	$10.6	$(31.0)	$27.5	$(59.1)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effective income tax rate differs from the PRC enterprise income rate of 25% for the reason set forth as follows:

	Year Ended December 31,
	2006	2007	2008

PRC Enterprise Income tax	33%	33%	25%
Effect of different tax rate of subsidiaries	(1)%	(1)%	7%
Losses with no tax benefit	3%	4%	3%
Other expenses not deductible for tax purpose	2%	1%	17%
Other income not taxable	—	(3)%	(2)%
Tax exemption and tax relief granted to the Company	(30)%	(26)%	(48)%
Deferred tax effect due to tax rate change	—	(1)%	(1)%

	7%	7%	1%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2006	2007	2008

The aggregate dollar effect (in millions)	$32.1	$47.9	$41.5

Per share effect — basic	$0.22	$0.32	$0.27

Per share effect — diluted	$0.21	$0.28	$0.24

26.	RELATED PARTY TRANSACTIONS AND BALANCES

The balances due from related parties include prepayments for material procurement from Shunda, Glory, Xi’an Longi and Nitol and shareholder loans to Glory. The non-current portion of these prepayments are deemed to be financial assets and therefore the Company accrued imputed interest. The balances are composed of principal and imputed interest as follows:

	At December 31
	Current		Non-current
	2007	2008	2007	2008

Amounts due from related parties
Shunda	N/A	$2.8	N/A	$91.9
Glory	N/A	70.3	N/A	160.3
Xi’an Longi	N/A	23.9	N/A	17.3
Nitol	N/A	4.0	N/A	6.4
Hoku	N/A	—	N/A	2.1

	N/A	$101.0	N/A	$278.0

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balances due to related parties include payables to Glory and Longi for purchases of materials, payable to GSF as investment capital and advances from senior management. The advances from senior management are unsecured, interest free and have no fixed repayment terms. The balances due are as follows:

	At December 31
	2007	2008

Amount due to related parties
Glory	N/A	$5.8
GCL Silicon*	$4.7	—
GSF	N/A	17.0
Senior management	1.0	1.0
Xi’an Longi	N/A	1.0

	$5.7	$24.8

*	GCL Silicon is no longer a related party to the Company as of December 31, 2008.

Related Party Transactions

The Company has the following related party transactions:

	Transaction	Year Ended December 31,
Name of Related Party	Nature	2006	2007	2008

Jiangsu Huariyuan	Purchases	$2.8	$0.2	$—
GCL Silicon	Purchases	N/A	9.8	31.0
Shunda	Purchases	N/A	N/A	16.9
	Sales	N/A	N/A	3.6
Glory	Purchases	N/A	N/A	63.7
Longi	Purchases	N/A	N/A	24.4
Hoku	Sales	N/A	N/A	4.1

Total	Purchases	$2.8	$10.0	$136.0

	Sales	$—	$—	$7.7

27.	COMMITMENTS AND CONTINGENCIES

a)  Operating lease commitments

The Company has operating lease agreements for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rent expense was $1.0 million, $1.1 million and $2.5 million for the years ended December 31, 2006, 2007 and 2008, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2008 are as follows:

Twelve Months Ending December 31:

2009	$1.8
2010	1.1
2011	0.3

Total	$3.2

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)  Commitments

As of December 31, 2008, commitments outstanding for the purchase of property, plant and equipment approximated $104.5 million. The Company entered into several purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2008, future minimum purchases remaining under these agreements approximated $177.5 million.

c)  Long-term obligation

In order to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements from 2006 through 2008.

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year, whether or not the Company actually order the required volume (in millions), purchase obligations under “take or pay” arrangements are as follows:

Twelve Months Ending December 31:

2009	$768.0
2010	2,007.3
2011	1,806.8
2012	1,707.8
2013	1,234.2
Thereafter	5,046.7

Total	$12,570.8

Besides the “take or pay” arrangements, future minimum obligations under other long-term supply agreements are as follows:

Twelve Months Ending December 31:

2009	$530.2
2010	1,197.6
2011	894.8
2012	948.5
2013	863.3
Thereafter	4,443.0

Total	$8,877.4

Legal matters

The Company is a party to legal matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2006	2007	2008

Europe:
— Germany	$254.4	$685.8	$570.9
— Spain	123.5	466.2	718.7
— Italy	—	—	117.1
— Others	43.8	43.7	86.5

Europe Total	421.7	1,195.7	1,493.2
China	129.7	25.7	134.9
South Africa	1.9	0.9	1.9
USA	20.4	86.7	142.7
Japan	4.3	8.5	6.7
Others	20.9	30.8	144.1

Total net revenues	$598.9	$1,348.3	$1,923.5

The following table summarizes the Company’s long-lived assets by geographic locations:

	As of December 31,
	2007	2008

China	$577.8	$951.9
Japan	$76.4	$127.8
Europe	—	$62.7

29.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,
	2006		2007		2008

Company A		*	$272.3		*
Company B		*	$201.3		*
Company C		*	$171.8		*
Company D	$128.1			*	*

*	Less than 10%

No customer accounted for more than 10% of total revenue in the year ended December 31, 2008.

The customer holding the largest accounts receivable represents 21% and 13% of the total accounts receivable at December 31, 2007 and 2008, respectively. The customer holding the second largest accounts receivable balance represents 14% and 8% of the accounts receivable balance of the account at December 31, 2007 and 2008, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30.	SUBSEQUENT EVENTS

In January 2009, the Company acquired 12.5% share equity interest in Asia Silicon Co. Ltd, an independent polysilicon producer, for a total cash consideration of approximately $8.1 million. In March 2009, the Company entered into a subscription agreement to acquire up to 75% interest in CSG Solar AG, a German company with a total consideration of 7 million Euro. Later in the same month, the Company entered into an agreement to acquire an additional 1.7% interest in CSG Solar AG from an existing shareholder.

In February 2009, the Company and MEMC Electronic Materials amended its 10-year silicon wafer supply agreement. As amended, the dollar value of silicon wafers purchase from MEMC will remain unchanged, but a volume increase and a price reduction for 2009 have been effectuated.

On February 20, 2009, the Company received a letter from DC Chemical Co., Ltd., one of the Company’s suppliers of polysilicon, alleging that the Company had failed to remit advance payments on January 27, 2009 and February 1, 2009 under the terms of two long term supply agreements and threatening legal action if these amounts are not promptly and fully paid. While the Company does not believe it has breached the agreements, the Company intends to continue its ongoing discussions with DC Chemical Co., Ltd. to reach an amicable resolution to the matter.

In April 2009, the Company received a letter from Triumpher Steel Construction Group, one of the Company’s suppliers, alleging that it has incurred costs of $7.2 million in relation to a terminated project. As of December 31, 2008, the Company had prepaid Triumpher $6.1 million in connection with the project. The Company is currently accessing the letter, and does not believe estimated losses will be material in relation to overall performance in event of litigation.

The Company repurchased in the open market of $150.4 million aggregate principal amount of 2012 notes for cash consideration of $129.9 million subsequently in 2009.

On April 28, 2009, the Company established a majority owned subsidiary, Sichuan Suntech Power Solar Co., Ltd. This entity principally engages in research and development of thin-film solar-cell commercial production technology.

* * * * * *