Form 20-F
period 2009-12-31
Suntech Power Holdings Co., Ltd.
filed 2010-05-11
CIK 1342803

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Mr. Rory Macpherson
Telephone: 86-21-6288-5574
Facsimile: 86-21-6288-5574 ext.1985
Email: rory@suntech-power.com

9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value $0.01 per share American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Ordinary Share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
180,148,293 Ordinary Shares

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

SUNTECH POWER HOLDINGS CO., LTD.

ANNUAL REPORT ON FORM 20-F

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	‘‘$” and “U.S. dollars” are to the legal currency of the United States;

•	‘‘¥” and “Japanese Yen” are to the legal currency of Japan;

•	‘‘€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“GSF” are to Global Solar Fund, SCA, and its affiliated entities. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector.

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“Pluto technology” are to our high efficiency PV cell technology;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly owned subsidiary in the British Virgin Islands;

•	“Wuxi Suntech” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly owned subsidiary in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.

We and certain selling shareholders of our company completed the initial public offering of 30,337,000 ADSs, each representing one ordinary share on December 19, 2005. On December 14, 2005, we listed our ADSs on the New York Stock Exchange under the symbol “STP.” On February 12, 2007, we closed an offering of $500 million of 0.25% convertible senior notes due 2012, or the 2012 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. On March 17, 2008, we closed an offering of $575 million of 3.00% convertible senior notes due 2013, or the 2013 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. On May 28, 2009, we closed a public offering of 23,000,000 ADS, in which we received aggregate net proceeds of approximately $277 million. On June 30, 2009, we entered into a $50 million convertible loan agreement with International Finance Corporation, or IFC, a member of the World Bank Group.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the five years ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on our consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 is included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In millions, except per share and per ADS data)

Consolidated Statement of Operations Data
Net revenues
PV modules	170.1	471.9	1,331.7	1,785.8	1,606.3
— Investee companies of GSF	—	—	—	—	115.8
— Others	—	—	—	—	1,490.5
PV cells	54.7	124.6	13.7	99.3	6.9
PV system integrations	1.2	2.4	2.9	27.2	73.2
Others	—	—	—	11.2	6.9
Total net revenues	226.0	598.9	1,348.3	1,923.5	1,693.3
Cost of revenues
PV modules	121.2	357.9	1,057.6	1,448.2	1,258.8
PV cells	35.4	90.1	14.5	97.5	12.0
PV system integrations	0.8	2.0	2.1	26.0	77.7
Others	—	—	—	8.9	6.0
Total cost of revenues	157.4	450.0	1,074.2	1,580.6	1,354.5
Gross profit	68.6	148.9	274.1	342.9	338.8
Operating expenses
Selling expenses	3.7	9.0	30.6	59.3	58.9
General and administrative expenses	17.5	26.8	44.5	85.8	76.9
Research and development expenses	3.4	8.4	15.0	15.3	29.0
Total operating expenses	24.6	44.2	90.1	160.4	164.8
Income from operations	44.0	104.7	184.0	182.5	174.0
Interest income (expense), net(1)	(7.6)	5.5	(18.2)	(73.5)	(93.7)
Other income (expense)	(2.1)	0.6	(8.7)	(76.7)	11.2
Tax expense	(3.8)	(7.2)	(13.2)	(1.6)	(2.5)
Net income after taxes before noncontrolling interest	30.5	103.6	143.9	30.7	89.0
Equity in (loss) earnings of affiliates	0.1	1.0	(0.7)	0.3	(3.3)
Net income	$30.6	$104.6	$143.2	$31.0	$85.7
Deemed dividend on Series A redeemable convertible preferred shares	(2.4)	—	—	—	—
Net loss (income) attributable to the noncontrolling interest	—	1.4	2.7	1.4	(0.1)
Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	28.2	106.0	145.9	32.4	85.6
Net income per share and ADS
— Basic	$0.31	$0.71	$0.96	$0.21	$0.50
— Diluted	$0.26	$0.68	$0.91	$0.20	$0.50
Shares used in computation
— Basic	92.0	148.7	151.7	154.7	169.7
— Diluted	116.8	156.1	160.2	160.3	172.5

(1)	Includes “interest expenses” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2005	2006		2007		2008		2009

Other Consolidated Financial Data (in percentages)
Gross margin	30.3	24.9		20.3		17.8		20.0
Operating margin	19.5	17.5		13.6		9.5		10.3
Net margin	13.5	17.7		10.8		1.7		5.1
Selected Operating Data
Products sold (in MW)
PV modules	49.8	121.1		358.8		459.4		675.1	(1)
PV cells	17.9	38.5		4.5		35.0		6.8

Total	67.7	159.6	(1)	363.3	(1)	494.4	(1)	681.9	(1)

Average selling price (in $ per watt)
PV modules	$3.42	$3.89		$3.72		$3.89		$2.40
PV cells	$3.05	$3.23		$3.06		$2.84		$1.03

(1)	In addition to the 159.6 MW, 363.3 MW, 494.4 MW and 681.9 MW of PV cells and modules that we sold in 2006, 2007, 2008 and 2009, respectively, we also sold PV system integration services which amounted to 0.5 MW, 0.4 MW, 1.1 MW and 22.1 MW in 2006, 2007, 2008 and 2009, respectively.

	As of December 31,
	2005	2006	2007	2008	2009
	(In millions)

Consolidated Balance Sheet Data
Cash and cash equivalents	$359.3	$225.5	$521.0	$507.8	$833.2
Inventories	40.4	200.3	176.2	231.9	280.1
Accounts receivable	1.7	98.9	237.6	213.1	384.4
— Investee companies of GSF	—	—	—	—	110.2
— Others	1.7	98.9	237.6	213.1	274.2
Advance to suppliers	24.0	79.4	61.4	56.9	48.8
Short-term investments	—	—	—	—	200.8
Amounts due from related parties — current	—	—	—	101.0	185.5
Property, plant and equipment, net	39.7	113.8	293.0	684.5	777.6
Long-term loan to suppliers	—	22.2	103.3	84.0	54.7
Long-term prepayments	—	132.3	161.7	248.8	188.1
Amounts due from related parties deemed to be financial assets	—	—	—	278.0	193.6
Total assets	481.7	1,098.0	1,967.0	3,206.9	3,983.7
Short-term borrowings	52.2	288.2	321.2	638.5	800.4
Total current liabilities	72.0	356.8	478.1	976.7	1,518.1
Convertible notes	—	—	423.4	812.9	516.9
Accrued warranty costs	2.6	8.8	22.5	41.4	55.2
Total Suntech Power Holdings Co. Ltd. equity	401.9	652.5	811.4	1,225.9	1,598.1
Total liabilities and equity	$481.7	$1,098.0	$1,967.0	$3,206.9	$3,983.7

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

Some of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use Japanese Yen or Euro as their functional currency. We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into U.S. dollars at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade. On May 7, 2010, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8257 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
		(RMB per $1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2009
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8284	6.8230	6.8358
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229

(1)	For December 2009 and prior periods, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For January 2010 and later periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.

We are affected by solar energy market and industry trends. In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. As a result, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products. The prices of solar power products further declined for the remainder of 2009 due primarily to decreased prices of polysilicon and reclaimable silicon raw materials and increased manufacturing capacity. During the same period, however, lowered costs of raw materials have reduced the cost of producing solar power products. As the effect of the global economic crisis subsided through 2009, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand during the second half of 2009 for solar power products compared to the first quarter of 2009. However, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.

The demand for solar power products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. Moreover, the global financial crisis in 2009 has lead to significant credit tightening of financial institutions globally. The risk associated with the debt service capability of infrastructure projects, and the unwillingness of financial institutions to lend to projects due to their deteriorating balance sheets have lead to serious bottlenecks on the growth of installation of PV modules in the first half of 2009. Gradual and evident recovery of global economic conditions, rapid decline of module cost and selling prices, and strong government subsidy incentives to support the continual growth of PV development have all lead to significant recovery of PV installations activities in the second half of 2009 until now. However, as the global credit and lending environment still bears great uncertainties ahead, we cannot assure you that financial institutions will always continue to lend to PV project developers at attractive cost of capital or at all which supports further sizable growth of the PV industry. An increase in interest rates or lending rates or tightening of the supply of capital in the global financial market could make it difficult for end-users to finance the cost of PV systems and could reduce the demand for our PV modules and/or lead to a reduction in the average selling prices for our PV modules, and our business, results of operations, financial condition and prospect may be materially and adversely affected. If negative market and industry trends and credit environment continue and the demand of PV modules continues to decrease as a result, our business and results of operations may be materially and adversely affected.

As polysilicon supply increases, the corresponding increase in the global supply of PV modules may cause substantial downward pressure on the price of such products and reduce our revenues and earnings.

Polysilicon is an essential raw material used in the production of PV cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, an independent solar energy research and consulting firm, the average long-term supply contract price of polysilicon in the industry increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon in the industry were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of polysilicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created a downward pressure on the price of polysilicon. According to Solarbuzz, the average initial price range of long-term polysilicon supply contracts in the industry decreased to $50-$60 in the fourth quarter of 2009, and spot prices for solar grade polysilicon decreased rapidly to $150-$200 per kilogram by the beginning of 2009, and further declined to $55-$60 per kilogram by the end of 2009. However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. As the shortage of polysilicon eases, industry barriers to entry become less significant and PV module production may increase globally. A decrease in polysilicon prices and an increase in PV module production may result in substantial downward pressure on the price of PV modules. Such price reductions could have a negative impact on our revenues and earnings, and materially and adversely affect our business and results of operations.

Our significant international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in countries we operate.

We target to extend our global reach and capture market share through the establishment of service networks, manufacturing sites, and logistics centers in the key markets globally. Throughout the process of establishing operations in our key markets in various countries worldwide, we could be exposed to risks including political, regulatory, labor, and tax conditions in these countries. We cannot assure you that all these new geographical regions where we establish operations will carry the same political risks compared to where we currently operate. Moreover, we might need to invest heavily in these overseas operations initially in order to attain longer term sustainable returns on investment. These upfront costs incurred could impact our financial performance during initial phases of investment, before profitability can be attained.

Our ability to adjust our raw materials costs may be limited as a result of our entering into multi-year supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

In order to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of multi-year supply agreements from 2007 through 2008 and sourced our polysilicon and silicon wafers mainly through multi-year supply agreements and short-term supply arrangements. The unit prices of polysilicon and silicon wafers under our multi-year supply agreements were lower than prices on the spot market at the time we entered into these agreements. The prices in these agreements are typically fixed for the first year or two, after which some agreements provide for subsequent annual prices to be set according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. Due to the decrease in prices of polysilicon and silicon wafers, we have sought to re-negotiate the unit price and volume terms of many of our multi-year supply agreements and have entered into amendments for many of them. However, we were not able to re-negotiate prices for certain multi-year supply agreements where we made prepayments and, accordingly, recognized inventory provisions to purchase obligations in the amount of $7.0 million and $3.1 million in 2008 and 2009, respectively. Estimations related to future market prices are critical to the inventory provision when applying the rule of pricing inventory at lower of cost or market for multi-year supply agreements. The market prices for polysilicon were based upon the information management had as of each applicable reporting date. In view of the significant volatility of the polysilicon prices during the past few years, we believe it is possible that the prices of polysilicon and silicon wafers may continue to fall. Although we plan to continue to re-negotiate our multiyear supply agreements if market prices fall significantly below contracted prices, such negotiations may not yield to any results. If the prices of polysilicon or silicon wafers continue to decrease in the future and we are unable to re-negotiate the unit price and volume terms of some of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In the event that our raw material costs become comparatively higher than that of our competitors who are able to procure polysilicon and silicon wafers at lower prices, our business and results of operations could be materially and adversely affected.

In addition, many of our multi-year supply agreements are structured as “take or pay” arrangements, which allow the supplier to invoice us for the full purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually order the required volume. While we have sought to re-negotiate the terms of our “take or pay” supply agreements, and have in some instances obtained reduced prices and other concessions from several of our suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under re-negotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant. In the event we are unable to re-negotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up, may be required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, during the course of such negotiations we may be subject to litigation if mutual agreement cannot be reached between us and our suppliers. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Advance payments and interest free loans we have provided to our polysilicon and silicon wafer suppliers as well as improved credit terms we have provided for our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Purchases of polysilicon and silicon wafers have required, and will continue to require, us to make significant funding commitments, including working capital commitments. Most of our multi-year supply agreements require us to provide interest free loans, prepayments of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments without receiving collateral for such payments, and some supply contracts require us to provide equity-based incentives. While we have sought to renegotiate the terms of advance payments and interest free loans provided to our polysilicon and silicon wafer suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all our supply agreements. Our claims for such payments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. We will suffer losses if such suppliers fail to fulfill their delivery obligations under the contracts. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments or interest free loans. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Prior to the current global liquidity and credit crisis, we had benefited from the low interest rate, abundant credit environment pre-dating the current lending environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms. Given the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due. The extended credit terms to our customers have created additional demands on our working capital. In addition, some of these customers are new customers with whom we have not had extensive business dealings historically. The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

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

In 2009, the Euro appreciated significantly against the U.S. dollar. As we denominate many of our European sales contracts in Euros rather than U.S. dollars, we recorded foreign exchange gains accordingly. The appreciation of the Euro during this period also had a positive impact on the average selling prices of our products reported in U.S. dollar terms. However, the Euro has depreciated, and may continue to depreciate against the U.S. dollar in 2010, and we may record foreign exchange losses as a result. Such foreign exchange losses may have a material adverse effect on our operating results. Such depreciation of the Euro also had a negative impact on the average selling prices of our products reported in U.S. dollar terms. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may continue to incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure. Continued fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, could result in foreign exchange losses and affect our gross and net profit margins.

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

In 2009, our five largest suppliers supplied in the aggregate approximately 74.3% of our total polysilicon and silicon wafer purchases. If we fail to develop or maintain our relationships or become involved in disputes with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share.

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

Due to rapid growth of PV demand, we have historically experienced an industry-wide shortage of polysilicon and silicon wafers. If we again experience an industry-wide shortage of polysilicon and silicon wafers, our failure to obtain sufficient quantities of polysilicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

To maintain competitive manufacturing operations, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient volumes. From 2005 to late 2008, we had experienced an industry-wide shortage of polysilicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient polysilicon and silicon wafers to us. While we do not believe an industry-wide shortage of polysilicon and silicon wafers will re-occur in the short-term because of current market conditions and the creation of additional polysilicon and silicon wafer manufacturing capacity by new entrants to the industry, we cannot assure you that market conditions will not again rapidly change. We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others:

•	the terms of our polysilicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all;

•	as we only began our business operations in May 2002, we generally do not have a long history with our polysilicon and silicon wafer suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis. Some of our polysilicon and silicon wafer suppliers do not manufacture silicon themselves, but instead purchase their requirements from other vendors. It is possible that these suppliers will not be able to obtain sufficient polysilicon or silicon wafers to satisfy their contractual obligations to us;

•	many of our suppliers especially those operating in the Peoples Republic of China have considered, or have already invested in their own downstream module capacities. We may face difficulties in sourcing silicon wafer supplies from them in a state of industry-wide wafer material shortage should these wafer suppliers decide to manufacture and sell sizable amount of PV modules;

•	our supply of polysilicon and silicon wafers is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

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

We currently have a significant amount of debt outstanding. As of December 31, 2009 and March 31, 2010, our short-term bank borrowing totaled $800.4 million and $775.5 million, respectively, and our long-term bank borrowing totaled $138.0 million and $132.4 million, respectively. As of March 31, 2010, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively. Our debt could have a significant impact on our future operations and cash flow, including:

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature.

•	triggering an event of default if we fail to comply with any of our payment or other obligations, including financial covenants contained in our debt agreements, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy;

•	putting pressure on our ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

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

We require a significant amount of cash to fund our operations, include prepayments and loans to suppliers to secure our polysilicon and silicon wafer requirements, and credit sales offered to our customers. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, during 2010 we will need capital to accelerate retrofitting of existing production lines to our Pluto technology in China, selectively increase our aggregate manufacturing capacity based upon strategic considerations in Shanghai, Luoyang and Yangzhou, China and at our factory in Goodyear, Arizona to build up module capacity in the United States, expand our PV equipment manufacturing capacity in Suzhou, China, and fund our research and development activities in order to remain competitive. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

We commenced business operations in May 2002 and have since expanded rapidly. We have increased our annualized manufacturing capacity of PV cells from 10 megawatts, or MW, in 2002 to 1,000 MW as of December 31, 2008 and 1,100 MW as of December 31, 2009. In addition, in 2009 we have made increasing efforts to localize our sales and marketing efforts in our key markets worldwide, including building regional headquarters such as Schaffhausen (which is outside of Zurich) for Europe, San Francisco for the United States and Dubai for the Middle East. Previously, we have also opened a number of local sales offices including in Australia, Germany, Italy, Korea and Spain, and hired local sales personnel to further develop key relationships and support our growth in targeted markets. To manage the growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, upgrade and improve our manufacturing capacity and operations, and expand, train and manage our growing employee base. We have opened offices in local markets where we have limited experience with operating assets and businesses in such jurisdictions, and we rely on our local management. Failure to effectively manage our local offices and our local management could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of PV products, which may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the several years, the costs of generating electricity from conventional or non-solar renewable energy sources.

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

Government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. For example, the rapid rises of the German and Spanish markets were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, in September 2008, the Spanish government introduced a cap of 500 megawatts, or MW, for the feed-in tariff in 2009, which has resulted in limiting demand in the grid-connected market in Spain. In 2009, the German government reduced solar feed-in tariffs by 9%. In January 2010, Germany proposed a further mid-year reduction in solar feed-in tariffs of up to 17% for rooftop systems and an estimated 25% for ground-based systems, which may result in a significant fall in the price of and demand for PV products. In 2007, 2008 and 2009, Germany accounted for 50.9%, 29.7% and 41.4% of our net revenues, respectively. In 2007, 2008 and 2009, Spain accounted for 34.6%, 37.4% and 3.6% of our net revenues, respectively. We believe that in the time of uncertainty of political and policy developments, competition among solar manufacturers could become fierce. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we anticipate that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our PV modules may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our products.

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

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to maintain or increase our revenues and market share. Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Sharp Corporation, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Kyocera Corporation, Renewable Energy Corporation, SolarWorld AG, SunPower Corporation, Trina Solar and Yingli Solar. Some of our competitors have also become vertically integrated to include upstream polysilicon and silicon wafer manufacturing and downstream PV system integration.

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

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. During 2009, we began retrofitting of existing production lines to our high efficiency Pluto technology. Our efforts to reduce our manufacturing costs include lowering our silicon and non-silicon material costs, improving manufacturing productivity, curtailing expansion plans and related capital expenditures, and adopting additional lean manufacturing processes. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

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

We currently sell a substantial portion of our PV products to a limited number of customers, including value-added resellers such as distributors and system integrators, as well as end users such as project developers. In 2009, our top five and top 10 largest customers accounted for 29.6% and 42.4% of our total net revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future.

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

In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. The accounts receivable with the largest and the second largest balances represented 16% and

12% of the balance of the account at December 31, 2009, respectively. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2009, we sold 95.5% of our products to customers outside of China. The international marketing, distribution and sale of our PV products expose us to a number of risks, including:

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

Our PV modules and the standard PV modules of our Japanese subsidiary, Suntech Power Japan Corporation (formerly called MSK Corporation), or Suntech Japan, sold outside of Japan are typically sold with a five-year and a two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain warranties against steep declines over 25 years of up to 20.0% of initial peak power. Suntech Japan’s standard PV modules sold outside of Japan contain a 10-year and a 25-year warranty against declines of more than 10.0% and 20.0% of initial peak power, respectively. Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power. The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product.

We and Suntech Japan have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than seven years. We accrue 0.66% of our Suntech Japan PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2009, our accrued warranty costs amounted to $55.2 million. Because our products and workmanship have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products or workmanship are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expenses to repair or replace defective products and provide repairs in the future. Furthermore, widespread product failures and workmanship defects may damage our market reputation and cause our sales to decline.

In our PV systems integration business, we had offered a standard workmanship warranty that included a five-year or a 10-year warranty for defective workmanship or PV system breakdown. The warranty covers the solar generating system and provides for no-cost repair or replacement of the system or system components, including any associated labor during the warranty period. Future product failures for our systems integration segment business could cause us to incur additional, substantial expenses to repair or replace defective products. In our PV systems integration business, while we generally passed through manufacturer warranties we received from our suppliers to our customers, we are still responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, our systems integration business may be required to incur substantial costs before we are compensated, if at all, by the manufacturer. Furthermore, our systems integration warranty may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters. As a result, the possibility of future product failures or workmanship defects could cause us to incur substantial expenses, which in turn would harm our reputation, financial condition and results of operations.

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

We intend to continue to evaluate strategic acquisitions and investments and to establish and maintain strategic alliances with third parties in the PV industry. Our past strategic initiatives included:

•	focusing on downstream acquisitions, joint ventures and strategic alliances in systems integration and project development, including (i) our acquisition of Suntech Japan (formerly MSK) a leading manufacturer of BIPV systems based on Japan, (ii) our investment in Global Solar Fund, S.C.A, Sicar, or GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, and (iii) our acquisition of EI Solutions, Inc., a commercial solar power systems integration company based in the United States, now part of Suntech America;

•	investing in upstream suppliers to secure high-quality and low-cost polysilicon and silicon wafers, which included our acquisitions of minority stakes in each of Asia Silicon Co., Ltd, or Asia Silicon, Glory Silicon Technology Investments (Hong Kong) Company Limited, or Glory Silicon, Hoku Scientific, Inc., or Hoku Scientific, Nitol Solar Limited, or Nitol Solar, Shunda Holdings Co., Ltd. (Cayman), or Shunda Holdings, and Xi’an Longi Silicon Material Co., Ltd., or Xi’an Longi Silicon; and

•	acquiring strategic assets to complement our manufacturing and design capabilities, including (i) our acquisition of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, a leading Germany-based manufacturer of automation systems for the printed circuit board industry, and (ii) our acquisitions of a majority interest in CSG Solar AG, or CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology.

Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including:

•	we may face difficulty in assimilating the operations and personnel of acquired businesses;

•	we may suffer disruption to our ongoing businesses and distraction of our management and the management of acquired companies;

•	we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•	we may incur unanticipated expenses relating to technology and other integration;

•	we may fail to achieve additional sales and fail to enhance our customer base through cross-marketing of the combined company’s products to new and existing customers;

•	our relationships with our current and new employees, customers and suppliers may be impaired;

•	we may not be putting our capital to its most efficient use by pursuing certain acquisitions or investments, which may leave us unable to pursue better opportunities or to invest in promising capital projects in the future;

•	we may be subject to litigation resulting from our business combinations or acquisition activities; and

•	we may assume unknown liabilities associated with the acquired businesses.

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

In the future, we may acquire companies, products or technologies. The integration of the operations of any acquired business requires significant effort, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. Our efforts to integrate the operations of any acquired business with our existing operations and our ability to execute our plans for an acquired business may be affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of the acquired business, as well as cultural and language differences between different geographic locations. As a result, we may have to incur additional expenses and expend significant amounts of our management’s time. Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business. In addition, there is no guarantee that any such business that we acquire in the future will become profitable or remain so.

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

We may from time to time be required by commercial banks financing certain projects undertook by our related parties to provide guarantees and may need the consent of the commercial banks to conduct certain transactions, and may be subject to liabilities and performance obligations for the financial obligations of our related parties if they fail to make repayments to the commercial banks.

In connection with certain project finance transactions entered into by our related parties, we may be requested by commercial banks financing or entering into financial lease arrangements for these projects to guarantee some or all of the payments and contractual obligations of our related parties. We may also be requested to deposit monies in cash collateral accounts with a commercial bank as additional security for certain installment payments of the related party. In addition, the commercial banks may require us to agree to covenants, such as to not grant security interests to third parties on some, all or substantially all of our assets, or require us not to dispose some, all or substantially all of our assets, or make significant corporate reorganizations or fundamental corporate changes without its consent. While we may seek to obtain security for our contingent liabilities and obligations under the guarantees from the related party to reduce our risks, no assurances can be given that we will obtain such security or any security we receive will adequately protect our risks.

If such related party fails to make timely payments or otherwise defaults, we may become liable to the commercial banks for some or all of the payments, liabilities and obligations of the related party. Moreover, the financing agreement or financial lease agreement may have provisions allowing the commercial banks to accelerate loan or lease payments from the related party under certain circumstances. Any repayment failure or default event of the related party under a financing or lease agreement could lead to a repayment obligation on our company and could have a material adverse affect on our business, financial condition, results of operations and prospects.

We may incur impairment losses on our acquisitions and investments in equity securities.

We have made minority investments in the equity securities of a number of companies, including Asia Silicon, Glory Silicon, Hoku Scientific, Nitol Solar, Shunda Holdings and Xi’an Longi Silicon. Under U.S. generally accepted accounting principles that we are subject to, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period. In 2008, we incurred charges of $60.0 million and $13.8 million related to the impairment of our investments in Nitol Solar and Hoku Scientific, respectively. Although there was no further other-than-temporary impairment incurred in 2009, we cannot assure you that we will not need to incur additional expenses related to the impairment of such investments, or other investments, in the future. Any such impairment expense could have a material adverse effect on our business, financial condition, results of operations and prospects.

We sometimes act as the general contractor for customers in our PV systems integration business in connection with the installation of solar power systems, and our PV systems integration business is subject to risks associated with construction, cost overruns, delays and other contingencies tied to performance bonds and letters of credit, which could have a material adverse effect on our business and results of operations.

Our PV systems integration business sometimes acts as the general contractor for customers in connection with the installation of solar power systems. Generally, essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. For example, the cost of commodities used in such projects, such as steel, may fluctuate significantly in price between the time we submit a bid for a project and the time when we actually make purchases for the project. In addition, we require qualified and licensed subcontractors to install many systems forming part of the project. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, some customers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions. Due to the general performance risk inherent in construction activities, it has recently become increasingly difficult to secure suitable bonding agencies willing to provide performance bonding, and obtaining letters of credit requires adequate collateral. In the event we are unable to obtain suitable bonding or sufficient letters of credit, we will be unable to bid on, or enter into, sales contracts requiring such guarantees.

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

Projects undertaken by our PV systems integration business and in connection with our project development initiatives will likely require us to undertake post-sale obligations that may include:

•	system output performance guaranties;

•	system maintenance; and

•	liquidated damage payments or customer termination rights if the panels are not delivered timely or the system is not commissioned within specified timeframes.

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

We have limited experience in the high value-added BIPV market, and we may be unable to successfully operate in the BIPV market.

We entered into the BIPV market through our acquisition of Suntech Japan in August 2006. BIPV products generally have higher average selling prices compared to standard PV modules as they integrate solar energy generation into the design of a building or structure. However, we have limited experience in the BIPV market and the BIPV business still represents a relatively small percentage of our revenues, so there can be no assurance that we can successfully operate in this area.

We are expanding our thin film production capabilities and may face uncertainty in the demand for thin film products or may be unable to compete against existing thin film producers.

We plan to complete construction and fitting of our facility in Shanghai so that we may begin the commercial manufacture of PV modules utilizing thin film technology. While we have had extensive experience in the PV market, we are relatively new to the thin film market and may require some time to adapt to market conditions and new operational and technical challenges that may arise. We may not be familiar with customer demands in the thin film market and may also face difficulties in promoting our thin film products. We also rely on our thin film equipment providers for guarantees relating to certain performance measures, including conversion efficiencies, during the initial production phase. We cannot ensure that such performance metrics will improve or stay at initial levels during ramp-ups in production after the initial production phase. Furthermore, there are established and more experienced competitors in the thin film market that may possess superior technology and have better known brand names in the thin film market than us. If we are unable to operate competitively in the thin film market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As of December 31, 2009, we had a total of 51 issued patents and 59 pending patent applications in China and 8 pending international patent applications, 52 issued patents and 46 pending patent applications in Japan through Suntech Japan and two issued patents in Germany through KSL-Kuttler. In addition, we have five pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. The protection of our proprietary technologies outside of China, Japan and Germany is limited, although we have sold, and expect to continue to sell, a substantial portion of our products outside of these countries. Since the protection afforded by our patents is effectively mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek licenses and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

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

Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 30.4% of our outstanding share capital as of December 31, 2009. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Environmental obligations and liabilities could result in adverse publicity and have a substantial negative impact on our financial condition, cash flows and profitability.

As our research, development, transportation and manufacturing processes generate noise, greenhouse gases, carbon dioxide, waste water, gaseous and other industrial wastes and involve the use, handling, generation, processing, storage, transportation and disposal of hazardous, toxic or volatile materials, we are required to comply with international, national and local regulations regarding environmental protection. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, the cleanup of contaminated sites, production of greenhouse gas emissions, and occupational health and safety. We have incurred and will continue to incur significant costs and capital expenditures in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims, cleanup costs or other costs. While we believe we have all necessary permits to conduct our business as it is presently conducted, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures, substantial fines, suspension or ceasing operations that could have a material adverse effect on our business, results of operations and financial condition.

The manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and Asia. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity that may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough alternative polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.

Hazardous materials and greenhouse gas emissions are coming under increasingly stringent governmental regulation. Future regulation in these areas could impact the manufacture, sale, collection and disposal of solar modules and could require us to make unforeseen environmental expenditures or limit our ability to manufacture, sell and distribute our products. With respect to hazardous waste, European Union Directive 2002/95/EC on the Restriction of the Use of Hazardous Substances in electrical and electronic equipment (RoHS Directive), restricts the use of certain hazardous substances in specified products. Other jurisdictions, such as China have adopted similar legislation or are considering doing so. Currently, PV modules are not subject to the RoHS Directive; however, the RoHS Directive allows for future amendments subjecting additional products to the requirements and the scope. A final legislative agreement on the RoHS Directive is not expected until 2011 at the earliest. If PV modules are included in the scope of RoHS without an exemption or exclusion, this could have a material adverse effect on our business, financial condition and results of operations. In 2009, approximately 74.0% of our total net revenues were generated from sales of PV modules to Europe.

With respect to greenhouse gases, 107 countries, including the United States, China and India, have agreed to be covered by the Copenhagen Accord climate change agreement. The United States has pledged to reduce greenhouse gas emissions by about 17 percent by 2020 compared with 2005, contingent on Congress’s enacting climate change legislation. China has announced it will try to voluntarily reduce its emissions of carbon dioxide per unit of economic growth by 40 to 45 percent by 2020, compared with 2005 levels.

International accords on climate change, such as the Kyoto Protocol and European Union Emissions Trading System (EU ETS), are launching “cap and trade” systems in several counties for the allowance for emitting carbon dioxide and other greenhouse gases. A cap and trade system could lead to higher demand for PV products since PV products result in lower emissions than conventional power. However, cap and trade laws, increased regulations or other developments related to greenhouse gases could increase our operating, manufacturing and transportation costs and require significant capital expenditures to reduce greenhouse gas emissions.

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

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or certain categories of companies. Efforts by the PRC government to exercise macro-economic control, such as by slowing the pace of growth or adjusting the structure of the Chinese economy, could result in decreased capital expenditures by solar energy users, which in turn could reduce demand for our products.

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

We conduct a significant portion of our business through our subsidiary, Wuxi Suntech. Wuxi Suntech is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 20% appreciation of the Renminbi against the U.S. dollar since July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises and domestic companies that qualified as “high and new technology enterprises” operating in a national level economic and technological development zone or in the central or western region in China. For example, Wuxi Suntech, which is registered and operates in a high-tech zone in Wuxi, a national level economic and technological development zone, has been qualified as a “high or new technology enterprise.” As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% for the three years since January 1, 2009, and it can continue to enjoy 15% EIT rate so long as it continues to maintain its “high and new technology enterprise” status.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transitional period for enterprises, whether foreign-invested or domestic, that received qualified preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises established in certain areas that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008 may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 may continue to enjoy such treatment until the fixed term expires. However, the two year exemption period from the enterprise income tax for foreign-invested enterprises that did not become profitable before January 1, 2008 is treated as having started from January 1, 2008 instead of the time such enterprises first become profitable. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% enterprise income tax rate.

Wuxi Suntech and Luoyang Suntech Power Co., Ltd. qualified as a “high and new technology enterprise” under the definition stipulated in the Administrative Measures for the Determination of High and New Technology Enterprises effective as of January 1, 2008. Each of Wuxi Suntech and Luoyang Suntech Power Co., Ltd. was successfully approved to be qualified as a “high and new technology enterprise” under the new EIT regime on December 1, 2008 and December 30, 2008, respectively. The “high and new technology enterprise” status shall be valid for a period of three years from the date of issuance of the certificate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise, such status will be terminated from the year of such change. We cannot assure you that certain of our other PRC subsidiaries will continue to qualify as a “high and new technology enterprise” in future periods. If any of our other PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2009 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be deemed as a PRC tax resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. An extensive portion of our operational management is currently based in the PRC. If we are treated as a tax resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-tax resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered as a PRC “tax resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as PRC sourced income and be subject to PRC tax. If we are deemed to be a PRC “tax resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from PRC withholding tax on dividends, and dividends from Cayman Islands company to ultimate shareholders that are non-PRC tax resident enterprises and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate. Our PRC subsidiaries currently do not have any plans to distribute dividends to Suntech BVI, other intermediate holding companies or our Cayman Islands company.

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

In 2009, the trading price of our ADSs as reported by the New York Stock Exchange ranged from a high of $20.58 per ADS to a low of $5.21 per ADS. The market price for our ADSs may continue to be highly volatile and subject to wide fluctuations in response to a variety of factors, including the following:

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. A substantial portion of our current business operations are conducted in the PRC. In addition, a majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and whose assets are located in significant part outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We believe that we may be or may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

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

Our predecessor company, Wuxi Suntech Power Co., Ltd., or Wuxi Suntech, was incorporated in January 2001 and commenced business operations in May 2002. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating Power Solar System Co., Ltd., or Suntech BVI, in the British Virgin Islands on January 11, 2005. Suntech BVI acquired all of the equity interests in Wuxi Suntech through a series of transactions that have been accounted for as a recapitalization. In anticipation of our initial public offering, we incorporated Suntech Power Holdings Co., Ltd., or Suntech, in the Cayman Islands as a listing vehicle on August 8, 2005. Suntech became our ultimate holding company when it issued shares to the existing shareholders of Suntech BVI on August 29, 2005 in exchange for all of the shares that these shareholders held in Suntech BVI.

Our principal executive offices are located at 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China. Our telephone number at this address is (86) 510 8531 8982 and our fax number is (86) 510 8534 3049.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.suntech-power.com. The information contained on our website is not part of this annual report on Form 20-F.

We made capital expenditures of $172.2 million, $337.5 million and $142.6 million in 2007, 2008 and 2009, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. A large portion of our capital expenditures in 2008 were used to acquire land use rights for the building of manufacturing facilities, and certain portion of our capital expenditure in 2009 was used primarily for the completion of our thin film manufacturing facility as well as the construction of our PV cell production and supporting facilities in different locations. We estimate that our capital expenditures in 2010 will be approximately $200 million, which will be used primarily to retrofit existing production capacity to enable production of PV modules based on our high efficiency Pluto technology, fitting additional cell production and support facilities with Pluto technology at our Shanghai manufacturing facility, and cell production and facilities in Luo Yang and cell processing facilities in Yangzhou. We plan to fund the balance of our 2010 capital expenditures with cash from operations, and additional borrowings from third parties.

B.	Business Overview

Overview

We are one of the leading solar energy companies in the world as measured by production output in 2009, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s largest manufacturer of crystalline silicon PV cells and modules in 2009, based on production output. We believe that we are a key player in the rapidly expanding solar power industry globally. We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added BIPV products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in China and the United States, and are expanding into the development of utility scale solar power systems.

We sell our products in various key solar energy markets worldwide including Germany, Italy, the United States, China, South Korea, Spain, the Middle East, Australia and Japan. We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have established local sales offices in our key markets such as Spain, Germany, Italy and the United States, and have also been actively establishing sales offices and regional offices in Switzerland, Australia, Japan and South Korea in Asia Pacific, and the United Arab Emirates in the Middle East. We plan to continue to increase our direct sales activities across all regions. We believe that our local sales offices will enhance our ability to localize customer service and support, which will help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2009, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.40% and 15.69%, respectively. In 2009, we continued commercial production of PV cells utilizing Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 100 MW of Pluto cell production capacity by December 31, 2009, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 450 MW of Pluto cell production capacity by mid 2010.

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

In 2009, we increased our aggregate manufacturing capacity based upon strategic considerations. As of December 31, 2009, our annualized aggregate PV cell manufacturing capacity reached 1,100 MW per annum. In 2010, we plan to increase our capacity to 1.4GW (includes 450MW of Pluto cell capacity, and 950MW of conventional PV cell capacity) by end of the second quarter 2010, and might further increase our capacity subject to demand visibility in the second half of 2010.

In addition to our China-based production, which we believe gives us a cost competitive advantage, we have announced our intention to open a 30 MW manufacturing facility in Goodyear, Arizona, with a target completion of mid-2010. The addition of this production facility will enable us to compete for U.S. only projects not open to strictly foreign manufacturers.

Our Products and Services

We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added BIPV products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide commercial and utility scale PV system integration services in both the United States and China, and are expanding into the development of 10 MW or greater projects in the United States.

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

PV Cells

A PV cell is a semiconductor device made from a silicon wafer that converts sunlight into electricity by photovoltaic effect. We produce a variety of monocrystalline and multicrystalline silicon PV cells.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package. We produce a variety of PV modules ranging from two to 290 watts in power, with higher output modules under development.

BIPV

Our BIPV strategy has evolved to focus on high volume standard products which can be applied to residential and commercial rooftops to allow BIPV technology to be incorporated as a building material and sold though building material sales channels. For example, our Just Roof product and SolarBlend solar tile are products where the solar panel displaces the traditional roofing material which reduces the cost of the total solar system. In addition to sales of BIPV products under the Suntech brand, we also sell our BIPV products as part of an OEM strategy which are sold under other brand names.

We have ongoing relationships with several technology and channel partners including Akeena Solar, Applied Solar (formerly Open Energy Corporation), Eagle Roofing, and DRI/Lumeta. Traditional solar integrators are used in Europe to access attractive BIPV incentives with the Just Roof product line. A major BIPV project has been completed in China for the 2010 World Expo in Shanghai.

The BIPV segment of the PV market will continue to evolve as architects and building owners increase their awareness of the technology and aesthetics become an important element to some portions of the market.

PV System Integration and Project Development

In 2009, we continued to expand our business into PV systems integration and project development. A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity. We believe that vertical integration into PV system integration and project development will become an increasingly important part of our business.

PV System Integration

PV system integration involves the design, installation and testing of PV systems. Our PV system integration business sells solar power systems and systems technology directly to system owners. The sale of a solar power system may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services primarily through two business units, Suntech Energy Engineering Co., Ltd. and Suntech America, Inc.

Suntech Energy Engineering Co., Ltd., based in Shanghai, China, designs and installs on-grid and off-grid PV systems used in lighting for outdoor urban public facilities, in farms and villages, in commercial buildings. Some of its completed projects include the power system used for entrance emergency lightning at the 2008 Olympic stadium in Beijing, a roof plant demonstration project for Shanghai Chongming Island, the 3.12 MW BIPV solar power systems for the 2010 World Expo in Shanghai, the 80 kW curtain wall at the Beijing Jingya Hotel and an 800 kW Light Thru system at the Wuxi Airport. Other projects currently in process include the 1.5 MW power plant in Huai’an, Jiangsu Province, the 10 MW on-grid power plant in Shizuishan, Ningxia Province, the 10 MW solar plant in Taiyangshan, Ningxia Province, the 10 MW solar plant in Yingchuan, Ningxia Province, and the 10 MW solar plant in Dongtai, Jiangsu Province.

Suntech America is based in the United States, and has operationally integrated EI Solutions, Inc., which we bought in 2008 and which had designed and implemented solar projects for many leading U.S. companies, including Google, Disney, Sony Pictures, the North Face and Puget Sound Energy.

Project Development and Global Solar Fund

Project development includes the design, installation and testing involved in PV system integration, as well as long-term commitments or investments into the project, which may include development, access to and arrangement of financing, and ownership of an equity interest in the project. We are pursuing numerous initiatives in project development.

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we have made commitments to invest up to €258 million in GSF. As of December 31, 2009, our obligation to invest in GSF amounted to €74.6 million, of which, €55.9 million had been invested as of December 31, 2008 and an additional €18.7million was invested in 2009. In the first quarter of 2010, we made further payment of €50.7 million (equivalent of $72.8 million) to GSF upon an additional capital call. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Manufacturing

We believe that one of our competitive strengths is our ability to manufacture high-conversion efficiency products on a large scale and at low cost. We will continue to streamline and optimize our manufacturing processes as well as enhance our process technologies. We also seek to design and implement manufacturing processes that produce consistently high-efficiency products.

We optimize our combination of automated and manual operations in our manufacturing processes to take advantage of our location in China where the costs of skilled labor, engineering and technical resources, as well as land, production equipment, facilities and utilities, tend to be lower than those in developed countries. We are selectively evolving our manufacturing line to include more automated processes that will enable us to increase production capacity and speed without sacrificing our quality or manufacturing yields. We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process on a cost-effective basis. In addition, we are capable of producing PV cells with both monocrystalline and multicrystalline silicon wafers, which gives us flexibility in raw material procurement. Our flexible manufacturing model enables us to reduce the breakage rate of silicon wafers and improve our manufacturing yields. Our capabilities in automating processes and designing specialty equipment for our manufacturing processes have also been enhanced through our acquisition in April 2008 of KSL-Kuttler, which we had previously engaged to design, develop and supply automation equipment used in our manufacturing process. Using self-designed equipment tends to be more cost-effective than importing alternatives. In addition, we believe that our semi-automated manufacturing model provides us with greater flexibility in managing capacity, compared to the fully-automated processes often utilized in countries with higher labor costs.

We intend to continue to leverage our access to low-cost resources to reduce costs. For example, after acquiring Suntech Japan in August 2006, a specialist PV company in Japan focused on the higher value-added BIPV market segment, we relocated substantially all of Suntech Japan’s PV module manufacturing operations to China in order to leverage our access to low-cost resources and reduce costs. In addition, we are taking a leading role in the establishment of a solar park in Wuxi, which is supported by the Wuxi municipal government and expected to be built with our existing manufacturing facilities as the center piece. The establishment and development of this solar park is expected to help us attract our non-silicon suppliers to set up manufacturing facilities close to ours. Once the park is completed, we would be able to more effectively manage our non-silicon inventory.

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

The diagram below illustrates the PV module manufacturing process:

In April 2008, we acquired KSL-Kuttler, a leading manufacturer of automation systems for the printed circuit board industry based in Germany. We had previously engaged KSL-Kuttler to design, develop and supply automation equipment used in our manufacturing process. We will continue to leverage the technology and machinery equipment know-how which we obtained from the acquisition of Kuttler and intend to increase in-house production of our manufacturing equipment made by KSL-Kuttler.

In March 2009, we entered into a subscription agreement to acquire a majority interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7.5 million in cash. Our total equity interest in CSG was 76.7% as of December 31, 2009. In March 2010, we signed stock purchase agreements to acquire an aggregate of additional 20.7% equity interest in CSG Solar from existing shareholders.

Manufacturing Capacity Expansion

In 2009, in order to accommodate the rapidly increasing demand of our products, we built upon prior expansion and extended expansion of our manufacturing capacity. An increase in capacity has a significant effect on our results of operations, by (i) enabling us to produce and sell more PV products and achieve higher revenues, and (ii) lowering our manufacturing costs due to economies of scale. We have expanded rapidly in recent years. We sold 363.7 MW, 495.5 MW and 704 MW of our products, including PV system integration services, in 2007, 2008 and 2009, respectively. As of December 31, 2009, we had an annualized aggregate PV cell manufacturing capacity of 1,100 MW, increasing significantly from 10 MW in 2002 when we completed our first PV cell manufacturing line. We have also expanded our manufacturing capacity of PV modules in proportion to our manufacturing capacity of PV cells. Our capacity expansion contributed significantly to increases in our annual net revenues between 2007 and 2009, although significant declines in average sales prices contributed to decreases in net revenues between 2008 and 2009. Our annual net revenues were $1,248.3 million in 2007, $1,923.5 million in 2008 and $1,693.3 million in 2009.

Additionally, we announced a new 30 MW manufacturing facility in Goodyear, Arizona, scheduled to be completed in mid-2010. We believe that this new U.S. facility will enable us to participate in U.S. projects that would not otherwise be available for strictly foreign manufacturers.

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

We have adopted an initiative to increase purchases of supplies and raw materials from suppliers based in China that can provide supplies of comparable quality as those produced outside of China but at a lower cost and a shorter lead and delivery time. This includes suppliers for silicon wafers, tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material and metallic paste.

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

•	In March 2008, we acquired an 11.7% equity interest in Hoku Scientific for a total consideration of approximately $20.0 million. Hoku Scientific is a public company listed on the Nasdaq Global Market and is in the process of constructing a polysilicon manufacturing facility in Idaho. In December 2009, Tianwei New Enbergy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting our holdings of Hoku Scientific to approximately 4.19%. In June 2007, we entered into a long-term supply agreement with Hoku Materials Inc., or Hoku Materials, one of the subsidiaries of Hoku Scientific, for the supply of polysilicon beginning in 2009. This agreement was subsequently amended providing for Hoku to begin deliveries of polysilicon to us in mid-2010.

•	In March 2008, we acquired a 14.0% equity interest in Nitol Solar for a total consideration of approximately $100 million. Nitol Solar is in the process of constructing a polysilicon manufacturing facility near Irkutsk, Russia. Following our investment, Nitol Solar has engaged in a series of debt restructurings as a result of which our holdings in Nitol Solar have subsequently been diluted to approximately 11.5%. In August 2007, we entered into a supply agreement with Solaricos Trading, Ltd., or Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009. While Solaricos was unable to deliver polysilicon in 2009, Solaricos has commenced deliveries of polysilicon to us in 2010.

•	In May 2008, we acquired a 15.8% equity interest in Shunda Holdings for a total consideration of approximately $101.9 million through the purchase of convertible preferred stock. The preferred shares were converted to ordinary shares in 2009. Shunda Holdings is a manufacturer of polysilicon and wafers based in China. We also entered into a 13-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it will supply us with specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020.

•	In May 2008, we acquired an 18.0% equity interest in Glory Silicon for a total consideration of approximately $21.4 million. Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities and is in the process of expanding its wafer plant. In 2008, we entered into a three year wafer supply contract with Glory Silicon. A supplementary agreement to the three year supply contract was signed in 2009 pursuant to which the parties agreed that wafers under such agreement would commence being supplied in August 2010.

•	In May 2008, we acquired a 5.0% equity interest in Xi’an Longi Silicon for a total consideration of approximately $7.3 million. Xi’an Longi Silicon, a privately held company incorporated in the PRC, manufactures wafers and is in the process of expanding its wafer production capacity. In February 2009, Xi’an Longli Silicon sold 10 million new shares to Guoxin Hongshen Investment Co., Ltd. for a 4.75% holding of outstanding shares, after which our ownership of Xi’an Longi Silicon was diluted to 4.73%. In January 2008, we entered into a five year wafer purchase agreement with Xi’an Longi Silicon with pricing to be adjusted based on market trends.

•	In January 2007, we entered into an agreement with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a 16-year period. From January 2009 to October 2009, we acquired an aggregate of 20% equity interest in Asia Silicon. Asia Silicon, a privately held company incorporated in the British Virgin Islands, is a polysilicon manufacturer and is in the process of expanding a polysilicon plant in Qinghai, China, which began commercial operations in early 2009. We acquired this interest by (i) entering into share purchase agreements with shareholders of Asia Silicon as well as acquiring certain shares from Asia Silicon directly, and (ii) converting prepayments we had made to Asia Silicon under our 2007 silicon supply agreement into equity in an amount of $7.5 million.

Quality Assurance and Certifications

We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the process. Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause.

We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2009.

Certification Test Date	Certification or Test Standard	Relevant Products

June 2002 and renewed in August 2009	ISO 9001:2000 (renewed as ISO9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon PV cells, modules and application systems

March 2006	UL certification, conducted by Underwriters Laboratories, against the standard of UL1703 3rd edition.	Certain models of our PV modules

June 2005-December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

July 2007	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	Certain models of our PV modules

August 2007	VDE certification, conducted by VDE testing and certification institute, against the requirement of IEC61215:2005 and IEC 61730-1,-2	Certain models of our PV modules

December 2007	Export Inspection Exemption Certificate, the only certificate in PV industry issued by China General Administration of Quality Supervision Inspection and Guarantee	All models of PV modules

March 2008	“Golden Solar” certification by CGC, against the requirement of GB/T9535-1998.	Certain models of our PV modules

August 2008	CQC/CCC certification, conducted by CQC (China Quality Certification Center), against the requirement of GB/T 9535-1998 and GB 9962-1999.	Certain double glass models of our PV modules

October 2008	KIER certification, conducted by Korea New and Renewable Energy Center	Certain double glass models of our PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

March 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	Certain models of our PV modules

September 2009	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, against the requirement of IEC61215 2nd edition, IEC61730-1,-2, 1st edition.	Certain models of our PV modules

September 2009	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	PLUTO series module

October 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	PLUTO series module

Markets and Customers

We sell our products in various key markets worldwide, including Spain, Germany, the United States, China, South Korea, Italy, the Middle East, Australia and Japan. Our sales in the United States have significantly increased over the past three years. As the United States is becoming an increasingly important market for PV products, we will continue to increase our marketing and sales efforts in this market. We also provide PV system integration services in China and the United States.

The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2007		2008		2009
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(In millions, except percentages)

Europe:
Germany	$685.8	50.9%	$570.9	29.7%	$701.8	41.4%
Spain	466.2	34.6	718.7	37.4	61.1	3.6
Italy	—	—	117.1	6.1	200.1	11.8
France	—	—	10.1	0.5	108.4	6.4
Benelux	6.6	0.5	29.8	1.5	74.2	4.4
Others	37.1	2.7	46.6	2.5	107.9	6.4

Europe Total	1195.7	88.7	1493.2	77.7	1,253.5	74.0
United States	86.7	6.4	142.7	7.4	160.4	9.5
China	25.7	1.9	134.9	7.0	75.7	4.5
South Africa	0.9	0.1	1.9	0.1	1.7	0.1
Japan	8.5	0.6	6.7	0.3	81.6	4.8
Others	30.8	2.3	144.1	7.5	120.4	7.1

Total net revenues	$1348.3	100.0%	$1,923.5	100.0%	$1,693.3	100.0%

We sell our PV modules primarily through sales contracts with a term of less than one year and, generally, are obligated to deliver PV modules according to pre-arranged prices and delivery schedules.

Our shipments to Spain declined significantly in 2009. Large volumes of modules were sold into the Spanish market in 2008 as a result of aggressive government subsidies and favorable installation conditions, such as longer sunlight hours as compared to the rest of Europe. These factors in combination led to strong investment returns on photovoltaic projects installed in 2008. However, Spanish market demand has dropped significantly as the government subsidized installation amount reached the cap. No further permits of installations were granted after such installation cap was reached by the end of 2008. Together with unfavorable economic conditions and credit tightening on photovoltaic projects in 2009, our shipments to the Spanish market have fallen to $61.1 million in 2009, compared to $718.7 million in 2008. Our revenue exposure to the Spanish market declined from 37.4% of total revenue in 2008 to 3.6% in 2009.

Sales and Marketing

We currently sell our products primarily through a selected number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. We have also been actively establishing local sales offices in our key markets such as Spain, Italy, Germany, Japan, Australia, South Korea and the Middle East and in markets we believe to have significant potential such as Greece and France. We believe our local sales offices will enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.

We have extensive distribution channels and broad brand recognition in key solar markets. We have been selling PV cells and modules to European countries for more than seven years, the United States for more than six years, and have supplied PV modules to a number of large and high profile PV installations in both Europe and the United States. Due to our track record of supplying high quality, reliable and cost-effective PV modules to high profile customers, we have developed strong brand recognition in key solar markets. In order to provide our customers with a higher standard of service before, during and after sales, we have established local sales and service offices in Dubai, Madrid, Milan, Munich, San Francisco, Seoul, Sydney, Schaffhausen (outside of Zurich), and Tokyo,serving these key markets and markets we believe to have significant potential. The teams based in these offices have an in-depth understanding of the local business environment and PV markets, which we believe will enable us to develop stronger relationships with our key customers. Our major international customers include IBC Solar, Energiebau Solarstromsysteme GMBH, Krannich Solar GMBH, Energetica Wing SRL, and EDF EN Development. We believe that our extensive international sales and distribution network and wide brand recognition enable us to quickly introduce new products into the market and provide better service to our customers.

For example, in September 2009 we introduced the HiPerforma brand, Suntech’s first line of PV modules powered by our proprietary, higher-efficiency Pluto cell technology. In October 2009, we introduced the Reliathon brand, a solution designed to reduce costs and speed up development of utility scale solar projects.

Warranty

Our PV modules and Suntech Japan’s standard PV modules sold outside of Japan are typically sold with a five-year and two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 5,12, 18 and 25-year standard warranty against declines of more than 5.0% , 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. Suntech Japan’s standard PV modules sold outside of Japan contain a 5, 10, 18 and 25-year standard warranty against declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. Suntech Japan’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret, copyright and domain name protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2009, we had a total of 51 issued patents, 59 pending patent applications in China and 8 pending international patent applications, 52 issued patents and 46 pending patent applications in Japan through Suntech Japan and two issued patents in Germany through KSL-Kuttler. In addition, we have five pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.

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

We maintain trademark registrations in China, including the names Suntech, SuntechPower, KSL Kuttler Automation Systems, and our logo. We have also registered, or are in the process of registering, such names in the United States, Canada, the European Union, Australia, New Zealand, India, Japan, South Korea, Hong Kong, Indonesia, Singapore, Malaysia, Thailand, the United Arab Emirates, Israel and South Africa. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

In an effort to stop or forestall the export of imitation and fraudulent products, we have at times worked with customs agencies around the world to seize and destroy infringing products. We continue to monitor potential infringement matters worldwide, and will continue to protect our intellectual property as needed.

We maintain nearly 100 domain names globally, including suntech-power.com and many similar domain names as a defensive method. We also take appropriate legal actions to oppose and force to cancel those inappropriate registrations of domain names which may cause confusion to our customers in the market.

We have not had any material intellectual property claims against us, although we continue to enforce our intellectual property rights against alleged infringers worldwide.

Competition

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers has rapidly increased due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. Our competitors include PV divisions of large conglomerates such as Sharp Corporation, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Kyocera Corporation, Renewable Energy Corporation, SolarWorld AG and SunPower Corporation. Some of our competitors have also become vertically integrated, from upstream polysilicon and silicon wafer manufacturing to PV system integration including Trina Solar and Yingli Solar. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources. A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on the more advanced PV technologies, including thin film solar modules, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $1,122 million as of December 31, 2009. We also maintain insurance policies in respect of marine, air and inland transit risks for the export of our products. We maintain business interruption insurance against business disruption and natural disaster. We do not maintain key-man life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes or significant warranty claims against our products, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $2.24 million in insurance premiums in 2009.

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

The law also encourages the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, photovoltaic systems and other solar energy utilization systems. It expressly contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects. Since 2005, the State Council, the NDRC, the Ministry of Construction and the Ministry of Finance promulgated a number of directives to encourage the expansion of the renewable energy power generation industry, including the solar industry. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewable power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewable power generation systems. The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law.

China in recent years has undertaken a number of other initiatives to encourage the development of the renewable energy sector and, in particular, the solar energy sector.

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

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, updated and effective as of December 1, 2007. Under this regulation, the photovoltaic business is listed as an industry where foreign investments are encouraged.

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

Even if the turnover thresholds are not met, if the Ministry of Commerce, based upon existing facts and evidence, considers that a combination may result in the elimination or restriction of competition in the Chinese domestic market, it has the power on its own initiative to investigate the combination. Also, if the Ministry of Commerce deems an acquisition of a Chinese company by foreign capital to be a “national security” issue, then a national security review will be conducted that could deny the combination.

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

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers or swap, merger or split, long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

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

To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions. Under the aforesaid regulation, in case we are regarded as a special vehicle company, our investment and foreign exchange activities shall be supervised and controlled by the competent government agencies.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of March 31, 2010.

D.	Property, Plant and Equipment

Our research and development and manufacturing facilities are located principally in the PRC, as well as in Europe. We are headquartered in the New District in Wuxi, Jiangsu province, PRC. The following table sets forth the location and size of our major operations as of December 31, 2009.

	Square Meters
Location	(Approx.)	Remarks

Wuxi, Jiangsu Province, PRC	236,000	Corporate headquarters; PV cell and module manufacturing
Shanghai, PRC	160,000	Thin film PV module manufacturing; Pluto cell and module manufacturing
Suzhou, Jiangsu Province, PRC	29,000	KSL Kuttler equipment design and manufacturing
Luoyang, Henan Province, PRC	25,000	PV cell manufacturing
Yangzhou, Jiangsu Province, PRC	20,000	PV cell manufacturing
Dauchingen, Germany	11,000	KSL Kuttler equipment design and manufacturing
Nagano, Japan	7,000	BIPV products

In 2009, we increased our aggregate manufacturing capacity based upon strategic considerations. In September 2008, we began construction of a new facility in Yangzhou, PRC, primarily for additional 300MW PV cell manufacturing. This facility is in close proximity to the polysilicon plants of our strategic silicon supply partner, Shunda Holdings. As of December 31, 2009, our annualized aggregate PV cell manufacturing capacity reached 1,100 MW per annum.

In January 2010, we entered into a lease for approximately 117,000 square feet of land in Goodyear, Arizona in connection with our plans to establish a 30MW manufacturing facility.

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

Industry Demand

Our business and revenue growth depend on industry demand for solar energy products. The PV industry has experienced significant growth since the late 1990’s. Although industry demand temporarily slowed down in the second half of 2008 due to unfavorable economic conditions globally, PV industry demand has progressively revived throughout the course of 2009 in our key markets including Germany, Italy, the United States, China, the rest of Europe, as well as other national economies. The frozen credit and housing markets has gradually begun to unthaw as the global economy gradually recovers. Meanwhile, consumer confidence and business expenditure have gradually stabilized and began to improve from troughs since the second half of 2009. The improvement in macro conditions has lead to growth in market demand for products that require significant initial capital investment, including the demand for our products and related services. Many of our customers who experienced difficulty in obtaining credit during the last economic downturn have begun to re-obtain access to capital at relatively affordable financing cost again. Moreover, fast progress in cost reduction efforts of major PV manufacturers including us have further stimulated economic incentives for customers to install PV systems as an alternative to traditional power generation. However, in the near term, although continued global economic recovery is expected, growth prospects still have a great level of uncertainty, which could temporarily lead to fluctuations in industry demand for PV products including ours.

In the long run, we believe that solar energy continues to have significant future growth potential and that demand for our products and services will continue to grow significantly for the following reasons:

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

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends largely on the availability and scale of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electricity generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many of our key markets, most notably Germany, Italy, Spain, the United States, France, Greece and South Korea, have provided subsidies and economic incentives to encourage the use of renewable energy, such as solar power, and to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted and potential markets is affected significantly by the availability of such government subsidies and economic incentives.

We expect the feed-in tariff in Germany and certain other core markets to be reduced earlier than previously expected, and such reductions could reduce demand and/or price levels for our solar modules, lead to a reduction in our net sales and adversely impact our operating results.

Currently, Germany, which accounted for approximately 41.4% of our net sales in 2009, is the largest market for our modules, and thus recently proposed changes to German feed-in tariffs could significantly impact our results of operations. A reduction in the PV feed-in tariff in Germany is currently under discussion and will most likely come into effect in the second or third quarter of 2010. The amount of the feed-in-tariff reductions are expected to vary among roof-mounted applications, non-agricultural land free field applications and agricultural land free field applications. Germany is also considering multiple reductions over the coming year to mitigate the size of each decline, and provide the industry with more transparency for planning. A significant reduction in the feed-in-tariff for agricultural land free field applications in particular would likely cause a significant decline in demand for PV solar power systems on agricultural land in Germany and contribute to a migration toward roof mounted applications and non-agricultural land free field applications. Overall, reductions in the German feed-in tariffs could result in a significant decline in demand and price levels for PV products in Germany, which could have a material adverse effect on our business, revenues, financial condition or results of operations.

In France, a new decree effective January 2010 provides for lower feed-in tariffs for all applications (including, as in Germany, varying reductions for rooftop applications and free field applications) while introducing, among other things, a departmental bonus which makes free field projects in the northern regions of France more attractive. The new decree does not have an expiry date, but can be amended at any time.

In Italy, the current legislation provides that the existing feed-in tariff will be in effect until the expiration of a 14 month transition period that will begin once 1.2GW of PV systems are installed under the existing feed-in tariff. It is expected that the Italian government will propose and enact a new feed-in tariff before the end of 2010. Current proposals reflect significant feed-in-tariff reductions, particularly for ground mounted applications. We cannot be certain of the level of such new feed-in tariff. If the level of such feed-in tariff is not adequate to promote the development of the PV industry or PV projects in Italy, our ability to pursue an expansion strategy in Italy would be adversely affected.

In Spain, the current legislation for feed-in-tariffs is scheduled to be reviewed in the next couple years; however, an earlier feed-in-tariff adjustment is possible.

In the United States, California has been the state where the majority of solar installations and solar power module and system sales have taken place during the past five years. The state of California’s renewable portfolio standard (RPS) goal of 33% of electricity from renewable sources by 2020, currently in the form of an executive order from the Governor’s office, is the most significant RPS program in the United States in magnitude and is contributing to the expansion of the utility-scale solar power systems market in that state. However, the continued effectiveness of this RPS program could be negatively impacted if the RPS goal is not passed by the California legislature and signed into law. Our ability to pursue an expansion strategy in California beyond existing projects may be adversely affected if California is unable to achieve a 33% renewable mandate through law.

Net metering is the credit given to home and business owners at full retail value for daytime solar-generated surplus power against the retail value of night time demand from the grid. California successfully expanded the statewide scope of this program for its major utilities in early 2009, to 5% of each of the state’s utilities peak demand. However, there is the potential for new proposals to revise the state net metering law such that the value offered to solar system owners is decreased. Currently, system owners receive a combined value of generation, transmission, and distribution values in the form of the equivalent electricity demand rate, or even a time-adjusted demand rate. Some utilities and their partners have long argued that system owners should only receive the generation portion of the value, roughly a third or less. Utilities are also interested in imposing a new monthly charge on solar customers for net metering service. Should California or other states with significant sales revise their net metering policies, that may significantly impact sales of our distributor partners and the attractiveness of those states that have net metering policies in place.

The American Recovery and Reinvestment Act of 2009 provides for certain measures intended to benefit on-grid solar electricity generation and other renewable energy initiatives, including (1) a cash grant in lieu of the 30%

federal investment tax credit for solar installations that are placed into service during 2009 and 2010 or that begin construction prior to December 31, 2010 and are placed into service by January 1, 2017, and (2) a 50% bonus depreciation for installations placed in service during 2009. Various legislation has been proposed to extend or enhance the 30% grant in lieu of the tax credit as well as bonus depreciation. However, enactment of the extension or enhancement of such incentives is highly uncertain. The failure to extend or enhance these programs may reduce tax equity availability (in the case of the grant expiration) which may adversely affect our ability to arrange financing for utility-scale projects and may otherwise adversely affect the attractiveness of the U.S. solar market.

In Ontario, Canada, a new feed-in tariff program was introduced in September 2009 and replaced the Renewable Energy Standard Offer Program (RESOP) as the primary subsidy program for future renewable energy projects. In order to participate in the Ontario feed-in tariff program, certain provisions relating to minimum required domestic content and land use restrictions for solar installations must be satisfied. As these rules are currently written, we will be unable to fully satisfy such rules (in particular the domestic content requirement rules), thus projects incorporating our modules will not qualify for the Ontario feed-in tariff. In the event the Ontario domestic content and land use restriction rules are not sufficiently modified, our ability to participate in the Ontario feed-in tariff program for future projects will be substantially reduced and possibly completely eliminated, and thus our ability to pursue an expansion strategy in Ontario, Canada would be adversely affected.

In China, governmental authorities have not adopted a feed-in tariff policy and currently award solar projects through either a project tendering process or bi-lateral negotiations. While the solar industry generally anticipates that China will adopt a solar feed-in tariff, there is no guarantee this will occur in a timely manner or at all or that any feed-in tariff will be economically viable. Without a feed-in tariff, the size and attractiveness of China’s solar market may be limited and we may be unable to sell into China at an attractive price, limiting one of our anticipated growth markets.

In Australia, the large-scale solar industry is in its infancy, and despite several encouraging government funded initiatives to promote large-scale solar generation, it is uncertain whether such programs can be successfully executed.

Emerging subsidy programs may require an extended period of time to attain effectiveness because the applicable permitting and grid connection processes associated with these programs can be lengthy and administratively burdensome.

In addition, if any of these statutes or regulations is found to be unconstitutional, or is reduced or discontinued for other reasons, sales prices and/or volumes of our solar modules in these countries could decline significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams.

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

Production Capacity Expansion, Production and Facility Management and Capacity Utilization

Fast capacity expansion has enabled us to expand our revenue growth and market share presence since we were founded.

Our capacity expansion has contributed to increases in sales of our PV products, which amounted to 363.7 MW, 495.5 MW and 704.0 MW in 2007, 2008 and 2009, respectively, and our total net revenues amounted to $1,348.3 million, $1,923.5 million and $1,693.3 million for the same periods.

In 2009, we increased our aggregate manufacturing capacity based upon strategic considerations. For example, we completed the construction of our buildings and supporting facilities at our Shanghai plant. Due to market changes, after reassessment we decided to maintain one thin film production line with capacity of 20 MW in our Shanghai plant, and we plan to have the remainder of the Shanghai plant focus on the commercial manufacture of PV modules utilizing Pluto technology and research and development. In September 2008, we began construction of a new facility in Yangzhou, PRC, primarily for an additional 300MW of PV cell manufacturing. This facility is in close proximity to the polysilicon plants of our strategic silicon supply partner, Shunda Holdings. As of December 31, 2009, our annualized aggregate PV cell manufacturing capacity reached 1,100 MW per annum.

In 2010, we plan to increase our capacity to 1.4GW (including 450MW of Pluto cell capacity and 950MW of conventional PV cell capacity) by end of the second quarter 2010, and might further increase our capacity subject to demand visibility in the second half of 2010; in particular, we plan to continue adding new Pluto capacity while retrofitting substantial conventional PV cell capacity to Pluto capacity in order to rollout the new technology platform, improve our overall product conversion rate and product competitiveness in 2010. Pluto capacity, either newly-added or retrofitted in 2010, is flexible for production of cells based on either conventional or Pluto technology. In addition, the process of retrofitting to Pluto technology does not interrupt the production capability of conventional PV cells under retrofit.

Our future success depends on our ability to manage our production facilities effectively, to continue improving our production conversion efficiency, and to reduce our manufacturing costs. Other than increasing revenue from PV modules based on Pluto technology cells, we plan to further reduce our manufacturing costs including lowering our silicon and non-silicon material costs, improving manufacturing productivity, revising expansion plans and related capital expenditures, adopting additional lean manufacturing processes, and consistent implementation of process automation with our in-house manufactured equipments.

Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacities from 2006 until the third quarter of 2008 while the PV market experienced growth. Our capacity utilization rate has significantly deteriorated since the fourth quarter of 2008 until the first half of 2009 due the combination of increased capacity available for PV products globally, and unfavorable macro economic condition which lead to reduction of PV demand. Our capacity utilization rate gradually recovered from the trough in the first quarter of 2009 and our productions again exceeded our designed capacities by the fourth quarter of 2009 due to rapidly recovering demand for PV products and disciplined capacity expansion. Our annualized capacity utilization rate in 2009 was 72.4%.

Price and Availability of Polysilicon and Silicon Wafers

Since the fourth quarter of 2008, the prices of polysilicon and silicon wafers have fallen significantly as a result of excess supply due to the global financial crisis followed by rapid capacity expansion of polysilicon and silicon wafer capacities. Unfavorable economic conditions depressed demand for PV products as PV project sponsors found it increasingly difficult to obtain cost-effective financing for large scale solar project installations.

We entered into a number of multi-year supply agreements in the three year period from 2006 through 2008. These supply agreements accounted for a significant portion of our polysilicon and silicon wafer consumed for 2009. Although the unit prices of polysilicon and silicon wafers under some of these agreements were higher than prices on the spot market in 2009, we were able to re-negotiate the pricing and volume delivery mechanism for a substantial portion of these supply agreements to be more in line with spot market pricing, and thus retain our cost competitiveness.

We believe the spot prices of both monocrystalline and multicrystalline silicon wafers will continue to fall in the long run. We believe near term tightness in silicon wafer capacity might lead to increases in the unit price of silicon wafers in the near term. However, ongoing rapid capacity expansion of silicon wafering capacity globally will alleviate such temporary wafer supply tightness in the second half of 2010 and beyond.

Many of our multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice us for the full purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually order the required volume. While we have sought to re-negotiate the terms of our

“take or pay” supply agreements in 2009, and have in some instances obtained reduced prices and other concessions from several of our suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under re-negotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant. In the event we are unable to re-negotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up and required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have historically also procured a portion of our polysilicon and silicon wafers through short-term supply arrangements for periods ranging from several months to one year and spot market purchases. The prices we pay for polysilicon and silicon wafers pursuant to short-term supply arrangements and spot market purchases vary according to the prevailing market price around the time of delivery, which can be subject to significant fluctuations. Most of our short-term supply arrangements have expired pursuant to their terms, and due to our expectations of market conditions, we anticipate fulfilling any needs for polysilicon and silicon wafers in excess of the volumes to be delivered under our multi-year supply agreements through purchases on the spot market, rather than through new short-term supply arrangements. The remaining short term purchase obligations are due to reclassification from long term purchase obligations since these long term contracts will mature in less than one year.

We also made strategic equity investments in six upstream suppliers in 2008 and 2009. We entered into these strategic investments as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. See “Item 4. Information on the Company — B. Business Overview — Silicon Wafers.”

Pricing of PV Products

Pricing of PV products is principally affected by manufacturing costs, including the cost of polysilicon and silicon wafers, as well as overall demand in the PV industry. In 2009, the price of polysilicon has significantly declined, which caused producers of PV products to lower the prices of their products. At the same time, the demand growth for PV products has slowed while the supply of PV products worldwide has increased significantly as many manufacturers of PV modules, including our company, have engaged in significant expansions of manufacturing capacities in recent years. As a result, many manufacturers of PV modules have offered reductions in their average selling prices in an attempt to obtain sales, which drove down the prevailing market price in 2009.

We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the history and strength of our relationship with a particular customer and our costs of polysilicon or silicon wafers. The average selling price per watt of our PV cell decreased from $3.06 in 2007 to $2.84 in 2008, and to $1.03 in 2009. The decrease in the average selling price per watt of our PV cells from 2007 to 2008 was due primarily to increases in the proportion of the PV cells being sold pursuant to tolling arrangements, under which we only charged processing fees, as well as due to increases in sales of lower grade PV cells, which have lower selling prices. We have further shifted our business model to sell our products in the form of PV modules rather than PV cells. PV cells accounted for 0.4% of our total revenue in 2009, compared to 5.2% in 2008.

The average selling price per watt of our PV modules were $3.72 in 2007, $3.89 in 2008 and $2.40 in 2009. The changes in the average selling prices of our PV products in 2009 largely reflected the prevailing unfavorable market trend, as well as other factors, including exchange rate fluctuations.

Due to exchange rate fluctuations, mainly movement of U.S. dollar against Euro in 2009, we recognized significant foreign exchange losses in the first quarter and fourth quarter of 2009, while we booked significant exchange gains in the second quarter and third quarter of 2009. These foreign exchange gains and losses had a significant effect on our operating results in 2009. The fluctuation of the Euro also had a dynamic impact on the average selling prices of our products reported in U.S. dollar terms during such period. See “Item 3. Key Information — Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates have had, and could continue to have, an adverse affect on our results of operations.”

In the first half of 2009, excess-supply of PV capacity globally resulted in reductions in the prevailing market prices of PV products as manufacturers, including our company, reduced their average selling prices in an attempt to generate sales. Toward the end of 2009, strong recovery in PV module demand lead to a much milder decline of average selling prices for PV modules.

We are continuing our efforts to distinguish our PV products through features such as high conversion efficiency, quality of manufacture and warranty, and adequate credit for customers, but there can be no assurance that our efforts will succeed in preventing further declines in demand for or further decreases in the average selling price of our products under the current macroeconomic conditions. In addition, the reduction in the spot market silicon price coupled with dynamic demand for PV products could hamper our ability to timely pass on to our customers the cost of a significant portion of our raw materials and increased our provisions for raw materials, which contributed to the fluctuation of our gross profit margin from 20.3% in 2007 to 17.8% in 2008, and to 20.0% in 2009.

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

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and to manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. As of December 31, 2009, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.4% and 15.7%, respectively. In 2009, we commenced commercial shipment of PV modules based on Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 100 MW of Pluto cell production capacity by December 31, 2009, and plan to accelerate retrofitting of existing production lines to Pluto technology in order to achieve 450 MW of Pluto cell production capacity by the mid of 2010.

Revenues

We currently derive revenues from three sources:

•	Sales of PV modules (including BIPV products), which accounted for approximately 98.8%, 92.8%, and 94.9% of our total net revenues in 2007, 2008, and 2009 respectively. We manufactured all the PV cells used for manufacturing our PV modules.

•	Sales of PV cells, which accounted for approximately 1.0%, 5.2%, and 0.4% of our total net revenues in 2007, 2008, and 2009 respectively.

•	Sales of others products and services, which mainly include PV system integration services and equipment automation, accounted for approximately 0.2%, 2.0%, and 4.7% of our total net revenues in 2007, 2008, and 2009 respectively.

Our net revenues are net of value-added tax. See “— Taxation.”

In 2009, sales to our largest customer, top three, and top 10 customers accounted for 8.2%, 21.6% and 42.4% of our total net revenue, respectively. In 2010, we expect to continue diversifying our customer concentration by actively expanding our business in new regional markets with strong demand for PV products, including the United States, Japan, China, and South East Asia.

Our revenues from PV module sales accounted for approximately 94.9% of our total net revenues in 2009, as compared to 92.8% in 2008, while our revenues from PV cell sales decreased from 5.2% of our total net revenues in 2008 to 0.4% in 2009. The change in the percentage of our product portfolio was mainly because we experienced less demand in cell tolling business due to excess PV cell capacity globally during the economic downturn. In addition, we intentionally reduced our revenue exposure to PV cell as profitability generated per watt from PV cell tolling business were less attractive compared to PV modules. This resulted in a lower percentage of our total net revenue being attributable to PV cell sales in 2009.

In addition, our systems integration business accounted for 4.3% of net revenue in 2009, as compared to 1.4% in 2008. We expect strong demand in PV project development especially for emerging economies including China where the government has announced several initiatives as a part of its stimulus package and focus on developing clean sources of energy in the foreseeable future. Therefore, we further cultivated our own systems integration capability and increased relevant business exposure in 2009 as an initiative to prepare for strong demand ramp up in the long run. However, while we periodically monitor and review our exposure to the systems integration business and its profitability, we cannot make assurances of the stability of our revenue exposure or profitability of this business segment, due to project-specific pricing, volume, business conditions and requirements in the long run.

Our German equipment manufacturer, KSL-Kuttler provides automation equipment for our internal PV manufacturing processes. Moreover, KSL-Kuttler maintained its small volume of external sales in the equipment for printed circuit board industry. KSL-Kuttler’s external sales accounted for 0.4% of our net revenues in 2009, as compared to 0.6% in 2008.

Costs of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2007	2008	2009

Cost of revenues	79.7%	82.2%	80.0%
Operating expenses
Selling expenses	2.3	3.1	3.5
General and administrative expenses	3.3	4.4	4.5
Research and development expenses	1.1	0.8	1.7

Total operating expenses	6.7%	8.3%	9.7%

Our cost of revenue has moderately declined as a percentage of our total net revenues in 2009, compared to 2008. The decrease was due primarily to fast decline of polysilicon and silicon wafer cost in 2009. Our other per unit manufacturing cost including non-silicon material, depreciation, labor, and overhead also declined on the back factory cost reduction and improved efficiency in material consumption. In 2009, we continued to provide provisions for raw material inventory and degraded cells as a result of the decrease in polysilicon and silicon wafer prices.

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses. Our operating expenses as a percentage of our total net revenues increased to 9.7% in 2009 from 8.3% in 2008 as a result of expenses incurred in connection with the acquisitions of CSG Solar, increased R&D expenses for new technology innovation, as well as the expansion of our sales network and increased back-office expenses especially in the US and Europe

We continue to conduct a majority of our development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries. We balance automation and manual operations in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity in a cost-effective manner.

Cost of Revenues

Our cost of revenues primarily consists of:

•	polysilicon and silicon wafers, which constitute the most important raw materials from which PV products are made. We expect the cost of polysilicon and silicon wafers will continue to constitute a significant portion of our cost of revenues in the near future. Cost of polysilicon and silicon wafers also includes the amortization of the cost of warrants and options granted to suppliers.

•	other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyester-tedlar material, connecting system and aluminum frame;

•	direct labor, including salaries and benefits for personnel directly involved in manufacturing activities;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization in absolute terms have increased significantly. We expect depreciation and amortization to increase in absolute terms in the future as we continue to expand our manufacturing capacity. Overhead, including utility, maintenance of production equipment, share-based compensation expenses for options granted to employees in our manufacturing department and other support expenses associated with the manufacture of our PV products are also expected to increase in absolute terms.

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

We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 0.66% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2009, our accrued warranty costs amounted to $55.2 million. We believe our warranty policies are consistent with industry practice.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) provision for doubtful debts,; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) amortization of share options and non-vested shares; (iv) fees and expenses of audit, legal, consulting and other professional services; (v) amortization of intangible assets related to our acquisitions of Suntech Japan, Kuttler, and SES; (vi) bank service charges; and (vii) expenses associated with our administrative offices. General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $8.9 million, $6.0 million, and $3.1 million in 2007, 2008, and 2009 respectively. We currently implement strict expense controls targeted at reducing general and administrative expenses in the near future.

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

Share-based Compensation Expenses

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. For details of our 2005 equity incentive plan and options and restricted shares granted under, please see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.” In aggregate, share-based compensation cost related to the options and restricted shares granted to internal employees and directors was approximately $24.2 million, $11.4 million, and $6.6 million in each of 2007, 2008, and 2009 respectively. Share-based compensation expenses are allocated among each of general and administrative expenses and research and development expenses based on the nature of the work our employees were assigned to perform.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Suntech BVI are not subject to income or capital gains tax in the Cayman Islands or British Virgin Islands. Additionally, dividend payments made by us and Suntech BVI are not subject to withholding tax in those jurisdictions.

One of Suntech BVI’s subsidiaries, Power Solar System Pty. Ltd., or PSS, is an Australian tax resident company and is generally subject to Australian corporate tax, which is currently at 30.0%, on any income. PSS is not an operating company and transferred its 31.389% equity interest in Wuxi Suntech Power Co., Ltd., or Wuxi Suntech, to Suntech BVI in 2007.

We consider that the capital gain recognized by PSS on the disposal of its 31.389% interest in Wuxi Suntech is exempt from Australian tax under the Australian participation exemption to the extent that Wuxi Suntech has underlying non-Australian active business assets (which generally exclude cash, financial instruments and assets where the main purposes of which are to derive interest, rent annuities and royalties) provided the active business assets represent at least 90% of the market value of gross assets of Wuxi Suntech on the transfer date.

Suntech America, Inc. is subject to U.S. federal corporate income tax at the rate of 35% and California state corporate income tax at the rate of 8.8%.

Suntech Japan is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective tax rate of approximately 40.69%.

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

Taxable Presence Exposure in the PRC

The Enterprise Income Tax Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC resident enterprises and will be subject to the PRC Enterprise Income Tax at the rate of 25% on their worldwide income. Under the Implementation Rules of the PRC Enterprise Income Tax Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that an extensive portion of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as resident enterprises in the PRC. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% tax rate, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from PRC dividend withholding tax, and dividends from our Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of the PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the new tax law and which were entitled to a preferential tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises will gradually transition to the uniform tax rate within such transition period. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as high technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.

Wuxi Suntech, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, was approved to be qualified as a “high and new technology enterprise” on December 1, 2008. As a result, it is entitled to a preferential enterprise income tax rate of 15.0%. In December 2009, Wuxi Suntech merged Sunergy Power Co. Ltd., and the enterprise income tax rate remained at 15.0% after the merger.

Sunergy Power Co., Ltd., or Sunergy Power, is a manufacturing-oriented FIE located in the Wuxi high-tech zone. Sunergy Power’s first profitable year was 2007 and is subject to an applicable enterprise income tax rate of 25% since 2008. In addition, as a manufacturing-oriented FIE, Sunergy Power will be entitled to a tax exemption from the income tax from 2008 to 2009 and a 50% reduction in the income tax rate for the succeeding three years thereafter from 2010 to 2012. In December of 2009, however, Sunergy Power was merged by Wuxi Suntech and abandoned the preferential treatment

Luoyang Suntech is located in Luoyang high and new technology zone and was approved to be qualified as a “high and new technology enterprise” on December 30, 2008 As a result, it is entitled to a preferential enterprise income tax rate of 15.0%. As a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011). Since the two preferential tax treatments are prohibited from simultaneous implementation, the applicable tax rate for Luoyang Suntech from 2009 to 2011 is 12.5%.

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

Kuttler Automation Systems (Suzhou) Co., Ltd is enjoying the 50% deduction of income tax for 2008 and was subject to an income tax rate of 12.5%. It was subject to an income tax rate of 25% starting from January 1, 2009.

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

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. However, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we are a relatively new company, we have a limited warranty claim period. We also engage in product quality assurance programs and processes, including monitoring and evaluating the quality of suppliers, in an effort to ensure the quality of our products and reduce our warranty exposure. As we have not experienced significant warranty claims to date; we estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate. Actual warranty costs are accumulated and charged against accrued warranty liability. Our warranty obligation will be affected not only by our product failure rates, but also by costs incurred to repair or replace failed products as well as any service delivery costs incurred in correcting a product failure. If our actual product failure rates, material usage or service delivery costs differ from our estimates, we will need to prospectively revise our estimated warranty liability accrual rate.

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

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with U.S. GAAP, and we conduct our annual impairment testing on December 31 to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives.

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

We will continue to closely monitor the 2010 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Prior to performing the goodwill impairment testing process for a reporting unit, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for recoverability whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related intangible assets with indefinite lives, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. The carrying values of these assets are impaired as necessary to provide the appropriate carrying value for the goodwill impairment calculation.

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

Valuation of Derivative Financial Instruments

Derivative instruments are principally used to manage currency exchange rate risk and are not used for speculative or trading purposes. There are two aspects of accounting for derivative instruments that require significant estimates and judgments: measuring the fair values of the derivative instruments and applying special “hedge accounting” rules. For example, we normally use commonly accepted discounted cash flow modeling techniques and third party pricing models that we believe produce the best estimates for the types of the financial instruments we hold. The inputs and assumptions used in the models reflect management’s best estimate of assumptions that market participants would use in pricing the same or similar instruments in a current transaction as of the measurement date. We normally take into account key inputs, including the contract terms, interest rate yield curves, option volatility, and currency rates. Due to the nature of our financial instruments, the valuation methodologies we employ require specific inputs that do not necessitate significant judgments and a substantial majority of the inputs we use are normally readily observable and generally do not vary significantly by source. Had we based our estimates of key assumptions on different data representing other reasonably possible estimates, there would have been no material change in the valuations.

Derivative instruments are reported on the consolidated balance sheet at their fair values. See Note 4 to the consolidated financial statements for information about how measurement of the fair values of derivative instruments is performed. The types of derivative instruments are commonly used by many companies outside the financial services industry and have well-established valuation models. Also, there are readily available, reliable sources for the information that are used as inputs to these valuation models. However, the selection of the valuation models and the inputs used in them still require the exercise of significant judgment. The amounts that are used as valuation model inputs can change significantly from one period to another as markets fluctuate. This can cause the estimated fair value for any specific derivative instrument to vary significantly from one period to another.

Some of our derivative instruments are designated as cash-flow hedges. Under cash-flow hedge accounting, the “effective portion” of the change in fair value of the specified future cash flow that it hedges is recorded as a component of other comprehensive income until the hedged cash flow affects the computation of current income. At that time, the “effective portion” of the net change in the fair value of the derivative instrument is reclassified to current income.

Among other things, cash-flow hedge accounting requires testing of each hedging derivative instrument at the inception of the hedging relationship and at the end of each reporting period thereafter for its effectiveness in offsetting changes in the fair value of the hedged cash flow. If it is determined that the overall hedging relationship is ineffective, cash-flow hedge accounting for the derivative instrument is discontinued and all future amounts are recorded for future fair value changes in income. It also requires the measurement of any portion of the change in the fair value of the derivative instrument that is not effective in offsetting changes in the fair value of the hedged cash flow and to record that measured ineffectiveness in current income. Because of these requirements, estimates and judgments that affect the amounts that are used to measure for the fair value of derivative instruments, and the hedged cash flows, can also have a significant impact on how presented changes in those fair values are reflected in the financial statements (current income versus other comprehensive income).

Fair Value Control Processes

We believe the estimate of the fair value of the derivative instruments and financial investments is a critical accounting estimate due to the subjective nature of valuation models and inputs used. We have a well established accounting and financial reporting process for determining fair value measurements which includes proper controls over data, segregation of duties between those committing us to the underlying transactions and those responsible for undertaking the valuations, and utilizing personnel with expertise and experience in determining fair value measurements. We use pricing information received from counterparty banks in determining fair value of our derivative instruments. We conduct internal validation procedures, including comparing the prices to our independently calculated values using third party valuation models and a reasonableness corroborating review when reviewing the pricing data (such as, for example, forward exchange rates, interest rates, and volatilities) which normally would be available from other independent third party pricing sources (such as banks, Bloomberg, Reuters, and other similar sources). We may also engage or employ third party valuation specialists in determining fair value measurements and disclosures for certain investments, in which case the specialists’ work (including valuation methodologies and assumptions) is under management’s review and oversight, and we are involved in the valuation process. We maintain proper documentation to support our assumptions and conclusions. We also have a process to monitor changes in management’s assumptions (if any) at each reporting period to make sure those changes are reasonable, reliable, consistent with that of market participants, and properly approved. All of the validation and review processes are executed and completed before the fair value estimates are presented in the financial statements.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. The valuation of inventory requires us to estimate excess and slow moving inventory. The determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than those projected by management, inventory write-downs may be required. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record write-down against the cost of inventories for a decline in net realizable value. Inventory write-down charges establish a new cost basis for inventory. In estimating obsolescence, we estimate future market demand by referring to our backlog sales orders and our historical inventory turnover ratio. We estimate sales prices for the next quarter through our market analysis. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, spot prices of polysilicon are primarily a result of market supply and demand. We evaluated all inventories and all short-term and long-term purchase commitments, in particular those under “take-or-pay” arrangements, to determine whether a lower of cost or market provision was necessary. The prices under the long-term commitments are typically fixed for up to the first two years, after which some agreements provide for prices to be set in subsequent years according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. We believe that the renegotiated prices will be based on the then market prices and as such those commitments did not affect our lower of cost or market provision. For the periods in which prices are fixed, our estimates of future market demand and sales prices were used to determine the market value of the purchase commitments. Since future selling prices beyond one year cannot be reasonably estimated, and there is no current trend data available in the industry to use as a reference, probable losses (if any) in future years from long-term purchase commitments beyond one year cannot be reasonably estimated. Unanticipated increases in spot sales prices or increases to pre-negotiated purchase prices could cause us to incur additional inventory valuation provisions. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

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

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, amount due from related parties, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value. Fair value of currency forward contract is measured by the amount that would have been paid to liquidate and repurchase all open contracts. Fair value of investment in equity securities with readily determined fair value was determined based on the closing stock price on December 31, 2009 or by the discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discount rate.

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

	Year Ended December 31,
	2007		2008		2009
		% of Net		% of Net		% of Net
	(In millions)	Revenues	(In millions)	Revenues	(In millions)	Revenues

Consolidated Statement of Operations Data
Net revenues
PV modules	$1,331.7	98.8%	$1,785.8	92.8%	$1,606.3	94.9%
— Investee companies of GSF	—	—	—	—	115.8	6.9
— Others	—	—	—	—	1,490.5	88.0
PV cells	13.7	1.0	99.3	5.2	6.9	0.4
PV system integration	2.9	0.2	27.2	1.4	73.2	4.3
Others	—	—	11.2	0.6	6.9	0.4

Total net revenues	1,348.3	100.0	1,923.5	100.0	1,693.3	100.0
Cost of revenues
PV modules	1,057.6	78.4	1,448.2	75.3	1,258.8	74.3
PV cells	14.5	1.1	97.5	5.1	12.0	0.7
PV System integration	2.1	0.2	26.0	1.4	77.7	4.6
Others	—	—	8.9	0.4	6.0	0.4

Total cost of revenues	1,074.2	79.7	1,580.6	82.2	1,354.5	80.0
Gross profit	274.1	20.3	342.9	17.8	338.8	20.0
Operating expenses
Selling expenses	30.6	2.3	59.3	3.1	58.9	3.5
General and administrative expenses	44.5	3.3	85.8	4.4	76.9	4.5
Research and development expenses	15.0	1.1	15.3	0.8	29.0	1.7

Total operating expenses	90.1	6.7	160.4	8.3	164.8	9.7
Income from operations	184.0	13.6	182.5	9.5	174.0	10.3
Interest expense, net(1)	(18.2)	(1.3)	(73.5)	(3.8)	(93.7)	(5.5)
Other income (expense), net	(8.7)	(0.6)	(76.7)	(4.0)	11.2	0.7
Earnings before income taxes, equity in earnings (loss) of affiliates	157.1	11.7	32.3	1.7	91.5	5.4
Tax expense, net	(13.2)	(1.0)	(1.6)	(0.1)	(2.5)	(0.1)

Equity in earnings (loss) of affiliates, net of taxes	(0.7)	(0.1)	0.3	0.0	(3.3)	(0.2)

Net income	$143.2	10.6%	$31.0	1.6%	$85.7	5.1%

Net loss (income) attributable to the noncontrolling interest	2.7	0.2	1.4	0.1	(0.1)	0.0

Net income attributable to ordinary shareholders	$145.9	10.8%	$32.4	1.7%	$85.6	5.1%

(1)	Includes “interest expense” and “interest income” contained in our consolidated financial statements

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues.  Our total net revenues decreased from $1,923.5 million in 2008 to $1,693.3 million in 2009. The decrease was due primarily to the reduction of average selling prices of PV products, especially our PV modules. The average selling price of our PV modules decreased from $3.89 per watt in 2008 to $2.40 per watt in 2009, partially due to the unfavorable funding conditions of PV project developers and weak macro economic conditions, especially in the first half of 2009. The decrease was partially offset by an increase in the sales volume of our products in 2009. We sold an aggregate of 704.0 MW of PV products in 2009 compared to 495.5 MW in 2008.

Our net revenues were largely derived from sales to our European markets, which in aggregate accounted for 74.0% of our total net revenues in 2009, compared to 77.7% in 2008. Our total net revenues from sales in Spain decreased from $718.7 million in 2008, to $61.1 million in 2009 because the cap on subsidies for PV systems installations has been reached in Spain, which lead to a significant decline in PV installation demand in Spain in 2009. Our total net revenues from sales in Spain constituted 3.6% of our total net revenues in 2009, compared to 37.4% in 2008.

Our net revenues from sales in Germany increased from $570.9 million in 2008 to $701.8 million in 2009, as a result of strong residential installation demand, especially in the second half of 2009 due to order pull-in effects before the anticipated German subsidy reduction. Our net revenues from sales in Germany constituted 41.4% of our total net revenues in 2009, compared to 29.7% in 2008.

Our net revenues from sales in Italy increased from $117.1 million in 2008 to $200.1 million in 2009. Our net revenues from sales in Italy constituted 11.8% of our total net revenues in 2009, compared to 6.1% in 2008. Our key customers in Italy included investee companies of Global Solar Fund, SICAR, who have permits to develop projects in Southern Italy. We accounted for our sales to the investee companies of GSF as sales to related parties. We recognized $115.8 million of revenue from GSF investee companies in 2009.

Our total net revenues from sales in the rest of our European markets increased significantly from $86.5 million in 2008 to $290.5 million in 2009, due primarily to the strong demand for our PV modules in the rest of our European markets, such as France, Greece, and the Benelux region. Our net revenues from sales in the rest of Europe outside of Germany, Spain and Italy constituted 17.2% of our total net revenues in 2009, compared to 4.5% in 2008.

Sales to our largest customer accounted for 8.2% of our total net revenues in 2009, compared with less than 10.0% in 2008. We intend to continue to diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of Revenues.  Our cost of revenues decreased from $1,580.6 million in 2008 to $1,354.5 million in 2009. The reduction in our cost of revenues was due primarily to a significant decrease in our silicon wafer procurement cost due to a fast decline in polysilicon material prices. Moreover, steady reduction in non-silicon material and manufacturing cost, and lesser provision of excess and obsolete inventory led to lower cost of revenues in 2009. Cost of revenues as a percentage of our total net revenues decreased from 82.2% in 2008 to 80.0% in 2009. This decrease was due primarily to our faster reduction of cost per unit, compared to the reduction of average selling price for our PV modules. In addition, lesser provisions for inventory and degraded cells as well as lesser provisions for loss related to our purchase commitments as a result of the decrease in polysilicon and silicon wafer prices also contributed to the reduction of cost of revenue as percentage of total revenues in 2009.

Gross Profit.  As a result of the foregoing, our gross profit decreased to $338.8 million in 2009 from $342.9 million in 2008. Because the reduction of our per unit cost outpaced the reduction of our selling prices, our gross margin increased from 17.8% in 2008 to 20.0% in 2009.

Operating Expenses.  Our operating expenses increased from $160.4 million in 2008 to $164.8 million in 2009. The increase in our operating expenses was due primarily to increases in our continued research and development expense in new technologies including Pluto. In addition, consolidation of newly acquired CSG Solar was also a reason for increased R&D expenses. Operating expenses as a percentage of our total net revenues increased from 8.3% in 2008 to 9.7% in 2009.

•	Selling Expenses. Our selling expenses slightly decreased from $59.3 million in 2008 to $58.9 million in 2009 and, as a percentage of our total net revenues, increased from 3.1% in 2008 to 3.5% in 2009. The difference was mainly attributable to the reduction of warranties as a result of our decreased sales, and reduction of sales commission. We accrued 0.66% of our Suntech Japan PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized.

•	General and Administrative Expenses. Our general and administrative expenses decreased from $85.8 million in 2008 to $76.9 million in 2009 and, as percentage our total net revenues, increased slightly from 4.4% in 2008 to 4.5% in 2009. The changes in our general and administrative expenses was due primarily to: (i) a decrease in the provision for doubtful debts, which amounted to $15.8 million and negative $0.1 million in 2008 and 2009, respectively, driven by reduced defaults in accounts receivable and prepayments due to the gradually recovering macro economy in 2009; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) decreased consultancy cost and banking service fees; (iv) increased fees and expenses incurred for professional services; and (v) increased amortization expenses of intangible assets generated from the acquisition of Suntech Japan, Kuttler and SES.

•	Research and Development Expenses. Our research and development expenses increased from $15.3 million in 2008 to $29.0 million in 2009. Research and development expenses as a percentage of our total net revenues increased from 0.8% in 2008 to 1.7% in 2009. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities. The increase was partially offset by the decrease of share-based compensation expenses for share options and restricted stocks granted to certain of our research and development personnel. Our research and development focus was on developing the Pluto technology, which can be used to produce PV cells with higher conversion efficiencies. In addition consolidation of newly acquired CSG Solar was also a reason for increased R&D expenses in 2009.

Interest Expense, net.  Our net interest expense increased from $73.5 million in 2008 to $93.7 million in 2009. Our net interest expense incurred in 2009 was due primarily to the significant exposure to short term debt and increase of long term debt in 2009.

Other Income (Expense), net.  We recorded a net other income of $11.2 million in 2009, compared to a net other expense of $76.7 million in 2008. In 2009, we did not recognize any impairment losses from our equity investments, as compared to impairment losses of $73.8 million from our Hoku Scientific and Nitol Solar investments in 2008. In addition, we further recognized $9.5 million gain from the buyback of our 0.25% 2012 convertible notes, and recognized $8.0 million in net loss from the mark to market of forward currency hedging contracts in 2009.

Pursuant to our accounting policy, we evaluated our significant equity method and cost method investments for impairment. We determine the fair value of our investments in GSF, Asia Silicon, Glory Silicon, Shunda Holdings and Nitol Solar using a combination of the income approach and the market approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of such investments, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the solar power industry. Estimates of projected revenues, expenses, capital spending, and other costs are developed by management of our equity method investees and reviewed by us. The market approach includes using financial metrics and ratios of comparable public companies, such as projected revenues, expenses, and other costs. The selection of comparable companies used in the market approach requires management judgment and is based on a number of factors, including polysilicon products within the solar industry, comparable companies’ sizes, growth rates, and other relevant factors. Based on the result of the foregoing valuation approach, we did not believe it was necessary to recognize any additional impairment losses of investments for 2009 as compared to 2008.

We recorded $8.6 million in foreign exchange gains in 2009, as compared to a loss of $14.4 million in 2008. The exchange gain recognized in 2009 was due primarily to the appreciation of the Euro against the U.S. dollar, which caused the U.S. dollar equivalent value of our net current assets denominated in Euro to increase.

Tax Expense.  Our tax expense increased from $1.6 million in 2008 to $2.5 million in 2009 primarily as a result of the increase in our taxable income.

Net Income attributable to ordinary shares.  As a result of the cumulative effect of the above factors, net income increased from $32.4 million in 2008 to $85.6 million in 2009. Our net margin increased from 1.7% in 2008 to 5.1% in 2009.

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

•	Selling Expenses. Our selling expenses increased from $30.6 million in 2007 to $59.3 million in 2008 and, as a percentage of our total net revenues, from 2.3% in 2007 to 3.1% in 2008. The increase was mainly attributable to increased expenditures on salary and benefits as we opened new sales offices and increased sales and marketing headcount globally in 2008. Our provision for warranties was also increased as a result of our increased sales. We accrued 0.3% of our Suntech Japan PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in our commission expense and marketing expenses.

•	General and Administrative Expenses. Our general and administrative expenses increased from $44.5 million in 2007 to $85.8 million in 2008 and, as percentage our total net revenues, increased from 3.3% in 2007 to 4.4% in 2008. The increase in our general and administrative expenses was due primarily to: (i) an increase in the provision for doubtful debts, which amounted to $1.4 million and $15.8 million in 2007 and 2008, respectively, driven by increased defaults in accounts receivable and prepayments due to the deteriorating world economy in 2008; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased amortization expenses of intangible assets generated from the acquisition of Suntech Japan, Kuttler and SES; (iv) increased fees and expenses incurred for professional services; and (v) increased bank service charges due to more frequent banking transactions driven by increased sales and purchasing activities.

•	Research and Development Expenses. Our research and development expenses increased slightly from $15.0 million in 2007 to $15.3 million in 2008. However, research and development expenses as a percentage of our total net revenues decreased from 1.1% in 2007 to 0.8% in 2008. The increase in our research and development expenses was due primarily to increases in salary expenses and raw material costs related to research and development activities. The increase was partially offset by the decrease of share-based compensation expenses for share options and restricted stocks granted to certain of our research and development personnel. Our research and development focus was on developing the Pluto technology, which can be used to produce PV cells with higher conversion efficiencies. PV cells produced in our first commercial production using Pluto technology reached conversion efficiencies of 18.0% to 19.0% with monocrystalline cells and of 16.5% to 17.5% with multicrystalline cells. Other focal points of our research and development efforts include manufacturing PV cells with high conversion efficiency rates using low-grade silicon wafers and designing new BIPV products as we have gained BIPV design capabilities through our acquisition of Suntech Japan.

Interest Expense, net.  Our net interest expense increased from $18.2 million in 2007 to $73.5 million in 2008. Our net interest expense in 2008 was due primarily to the significant increase in our use of short term debt and the issuance of the 3.0% 2013 convertible notes, and, to a lesser extent, an increase in the average interest rate we paid for debt in 2008.

Other Expense.  Our other expense increased significantly from $8.7 million in 2007 to $76.7 million in 2008. The increase was due primarily to a $73.8 million in impairments from our Hoku Scientific and Nitol Solar investments. This impairment was partially offset by a gain of $23.8 million generated from buybacks of our 2012 convertible note buy-back. The increase was also due to an increase in our exchange loss from $8.9 million in 2007 to $14.4 million in 2008. The increase in exchange loss was due primarily to appreciation of the Renminbi, which increased the U.S. dollar equivalent value of our net current liabilities denominated in Renminbi.

In the fourth quarter of 2008, pursuant to our accounting policy, we evaluated our significant equity method and cost method investments for impairment. We determine the fair value of our investments in GSF, Glory Silicon, Shunda Holdings and Nitol Solar using a combination of the income approach and the market approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of such investments, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the solar power industry. Estimates of projected revenues, expenses, capital spending, and other costs are developed by management of our equity method investees and reviewed by us. The market approach includes using financial metrics and ratios of comparable public companies, such as projected revenues, expenses, and other costs. The selection of comparable companies used in the market approach requires management judgment and is based on a number of factors, including polysilicon products within the solar industry, comparable companies’ sizes, growth rates, and other relevant factors.

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

We determine the fair value of our investment in Hoku Scientific primarily using quoted prices. During the fourth quarter of 2008, we recorded a $13.8 million impairment charge on our investment in Hoku Scientific to write down our investment to its fair value, due primarily to the fair value being significantly lower than the cost basis of our investment. Based on our evaluation of the near-term prospects of Hoku Scientific and our ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value, we believe that the impairment is other-than-temporary as of December 31, 2008.

Tax Expense, net.  Our tax expense decreased significantly from $13.2 million in 2007 to $1.6 million in 2008 primarily as a result of the decrease in our taxable income.

Net Income attributable to ordinary shares.  As a result of the cumulative effect of the above factors, net income decreased from $145.9 million in 2007 to $32.4 million in 2008. Our net margin decreased from 10.8% in 2007 to 1.7% in 2008.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 4.8%, 5.9%, and -0.7% in 2007, 2008, and 2009 respectively. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations, especially prepayments and loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require cash generally to meet future capital and capacity expansion requirement, which are difficult to plan in the rapidly changing PV industry.

In 2007, 2008 and 2009, we financed our operations primarily through short-term and long-term bank borrowings, proceeds from our initial public offering and from our February 2007, March 2008, July 2009 convertible note offerings, the follow-on offering of ADSs in May 2009, and $50 million convertible loan received from the IFC, a member of the World Bank Group, in June 2009. As of December 31, 2009, we had $833.2 million in cash and cash equivalents, and $200.8 million in principal guaranteed short term investments. Most of the foregoing financial instruments were denominated in U.S. dollars and Renminbi. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

We currently have a significant amount of debt outstanding. As of December 31, 2009, our short-term bank borrowings totaled $797.2 million, which comprised of short-term bank loans and draw downs from our short-term credit facilities.

Our short-term bank borrowings outstanding as of December 31, 2009 bore average interest rates of 4.27% in 2009. These borrowings have terms of one year, and expire at various times throughout 2010. These loans were borrowed from various financial institutions. $47.1 million of these short-term credit facilities were restricted to the purchase of fixed assets, while the remainder did not contain any financial covenants or restrictions. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of March 31, 2010, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $775.5 million. We expect to be able to obtain additional bank borrowings through short-term bank loans and draw downs from new and existing credit facilities from financial institutions we have relationships with should we need additional funding for working capital and capital expenditures.

Our long-term bank borrowings bore an annual average interest rate of 4.88% in 2009. These loans were borrowed from various financial institutions and were within the limit of the maximum amount of each facility. Most of the loans amounting to $135.4 million are restricted to purchase fixed assets as opposed to working capital needs. One facility contains financial covenants and restrictions. As of December 31, 2009, we had seven long-term credit facilities with an aggregate limit of $262.0 million, of which $221.2 million has been drawn down.

In December 2008, we conducted open market repurchases of our 2012 convertible notes and we re-purchased $93.8 million aggregate principal amount of the 2012 convertible notes for a total consideration of $61.0 million. In 2009, we further repurchased $181.2 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $159.6 million in open market repurchases. As of December 31, 2009, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $225 million and $575.0 million, respectively.

In the first quarter of 2010, we redeemed an aggregate of $221.2 million principal amount of our 2012 convertible notes for a total consideration of $221.2 million. As of the date of this annual report, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively.

Long-term Loans to Our Suppliers and Advances and Prepayment to Suppliers

Purchases of polysilicon and silicon wafers have required, and will continue to require us to make significant funding commitments, including working capital commitments. Most of our multi-year supply agreements require us to provide interest free loans, prepayment of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments. When we entered the long term agreements, we made most of our loans and prepayments without receiving collateral, and, as a result, our claims for such loans and prepayments rank only as unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.

Long-term Loans to Our Suppliers

As part of the 10-year supply agreement with MEMC, we also granted a loan to MEMC in the aggregate principal amount of $625 million over the course of 10 years, as a means of securing our obligations to MEMC. The loan shall be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 10-year period. If we fail to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC may retain a portion of the loan up to the purchase shortfall. $7.3 million has been accrued and charged as imputed interest for the interest free loan.

Advances to Affiliates Deemed to be Financial Assets and Prepayment to Suppliers

In order to secure a stable supply of silicon raw materials, we make prepayments to certain suppliers based on written purchase orders and contracts detailing product, quantity and price. Under these supply agreements, we have the right to inspect products prior to acceptance, and under a portion of the arrangements we can also terminate the arrangements and request refund of our prepayments with interest and/or a penalty fee in the event that suppliers are late in or fail to make their deliveries. Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months. As of December 31, 2007, 2008, and 2009, we had advances to suppliers that amounted to $61.4 million, $56.9 million, and $48.8 million respectively, and long-term prepayments that amounted to $161.7 million, $248.8 million, and $188.1 million respectively. In addition, our long-term prepayments also include the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $102.9 million as of December 31, 2009.

We have made a number of strategic equity investments in upstream suppliers as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. As of December 31, 2009, the current portion of amounts due from related parties amounted to $185.5 million and the non-current portion of amounts due from related parties amounted to $193.6 million, primarily consisting of advances and prepayments to these related party suppliers.

Trend of credit terms allowed to customers

We had benefited from the low interest rate, abundant credit environment pre-dating the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms. Given the tightening of the credit markets in 2009, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due. The extended credit terms to our customers have created additional demands on our working capital. In general, we have not seen increased probability of defaults in accounts receivable and prepayments in a gradually recovering economic conditions in 2009, with extended credit terms to customers. Therefore we have recognized provision for doubtful accounts of negative $0.1 million in 2009, as compared to $15.8 million in 2008. However the failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2007	2008	2009
	(In millions)

Net cash (used in) provided by operating activities	$(9.0)	$(171.3)	$292.9
Net cash used in investing activities	(240.9)	(641.8)	(441.9)
Net cash provided by financing activities	547.0	795.2	479.4
Net increase (decrease) in cash and cash equivalents	295.5	(13.2)	325.4
Cash and cash equivalents at beginning of the year	225.5	521.0	507.8
Cash and cash equivalents at end of the year	$521.0	$507.8	$833.2

Operating Activities

We generated net cash from operating activities in the amount of $292.9 million in 2009, while used net cash from operating activities in the amount of $171.3 million in 2008. The positive cash flow from operating activities in 2009 was due primarily to stronger earnings generated, lesser prepayments for polysilicon and silicon wafers made to related parties, and an increase in account payables to our suppliers. These increases were partially offset by rising account receivables in 2009, as we extended credit terms for some of our pre-existing or new customers in order to sustain business generation in a credit tightening environment.

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

Investing Activities

Net cash used in investing activities decreased by 30.0% from $641.8 million in 2008 to $441.9 million in 2009. The decrease was due primarily to lesser capital expenditures in plant, properties and equipment, and lesser expenditures on equity investments in 2009. Net cash used in investing activities includes a $200 million purchase of principal guaranteed structure deposit with our proceeds from the follow-on offering of ADSs in May 2009. This deposit was used to repurchase our 2012 convertible notes on February 15, 2010.

Net cash used in investing activities increased significantly by 166.4% from $240.9 million in 2007 to $641.8 million in 2008. The increase was due primarily to our strategic equity investments in upstream suppliers, which amounted to $297.3 million in 2008, as well as a significant increase in our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules. The increase was also attributable to our acquisition of subsidiaries as we expand our business and operation. The increase in net cash used in investment activities was partially offset by an increase in net proceeds from the early redemption of approximately $48 million of structured deposits and a decrease in restricted cash.

Financing Activities

Net cash provided by financing activities decreased from $795.2 million in 2008 to $479.4 million in 2009. We raised net proceeds of $277.1 million from the follow-on offering of ADSs in May 2009, borrowed $294.1 million in bank loans, and received $50 million pursuant to a convertible loan from the IFC in 2009. In addition, we repurchased $159.6 million of our 2012 convertible notes in 2009.

Net cash provided by financing activities increased from $547.0 million in 2007 to $795.2 million in 2008. The increase was due primarily to the $560.1 million net proceeds we received in connection with our offering of the 2013 convertible notes in March 2008 and an increase in net proceeds of $305.8 million from short-term bank borrowings. The increase in net cash provided by financing activities was partially offset by our repurchase of $93.8 million aggregate principal amount of our 2012 convertible notes for cash consideration of $61.0 million.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash to repay existing debt obligations or to re-finance our existing debts or due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. The global liquidity and credit crisis that occurred in the second half of 2008 lead to a significant negative impact on the financing abilities of businesses worldwide, including that of our company. Macro liquidity and credit lending environment had begun to gradually recover since the second half of 2009. However if we are not able to generate sufficient cash flow to meet our debt repayment or other financial obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We made capital expenditures of $172.2 million, $337.5 million, and $142.6 million in 2007, 2008, and 2009 respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. A certain portion of our capital expenditures in 2007 and a large portion of our capital expenditures in 2008 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2010 will be approximately $200 million, which will be used primarily to retrofit existing production capacity to enable production of PV modules based on our high efficiency Pluto technology, and the construction of our conventional PV cell production, as well as production lines and production and supporting facilities at other locations. We plan to fund the balance of our 2010 capital expenditures substantially with cash from operations.

Recent Accounting Pronouncements

In August 2009, the FASB published FASB ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. We do not believe this pronouncement will have a material effect on our consolidated financial statements and related disclosures.

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not believe this pronouncement will have a material effect on our consolidated financial statements and related disclosures.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. We do not believe this pronouncement will have a material effect on our consolidated financial statements and related disclosures.

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. We do not believe this pronouncement will have a material effect on our consolidated financial statements and related disclosures.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements. The ASU amends ASC 820 (previously Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not believe this pronouncement will have a material effect on our consolidated financial statements and related disclosures.

C.	Research and Development

Our objective is to be the global market leader for the development, manufacture and commercial scale installation of PV products and systems, and to spearhead the movement to deliver solar-based electricity at a cost equal to the cost of retail electricity, otherwise known as “grid parity”. We will continue to devote substantial resources to research and development efforts in order to improve our product design and manufacturing capabilities. In particular, we have focused, and will continue to focus, our research and development efforts in the following areas:

•	Improve Conversion Efficiencies. We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies. In 2008, we commenced commercial production of PV cells utilizing our internally developed Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.0% to 19.0% on PV cells manufactured with monocrystalline silicon wafers and 16.5% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We are now focusing on a new generation of Pluto technology with the aim of increasing the efficiencies to 20-21% for monocrystalline silicon and 17.5-18.5% for multicrystalline silicon.

•	Research Encapsulation Technologies. We will also continue to invest in research and development of encapsulation technologies, designed to reduce the degradation of PV cell conversion efficiency and to extend the usable lifespan of our products.

•	Enhance Production Processes to Reduce Silicon Usage per Watt. We will continue to develop innovative process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, such as cell warpage and the high breakage rate of thinner silicon wafers. We are also developing proprietary production processes to increase automation and to achieve inline production utilizing thinner wafers.

•	Develop Thin Film Silicon PV Cell Technologies. We are developing manufacturing technologies for thin film silicon PV cells on glass and other surfaces, which would significantly reduce the consumption of silicon materials and manufacturing costs. We plan to start commercial production of thin film silicon PV cells for a range of products, including BIPV products, to serve different markets by the end of 2009. We are also researching multi-junction silicon technology to improve conversion efficiency.

•	Strengthen Material Science Research and Development to Better Utilize Low Cost Solar Grade Silicon. We are currently testing and analyzing new materials including lower grades of silicon suitable for our production.

•	Diversify product offering. Through our research and development, we will continue to broaden our product offering and solar solution portfolio. We aim to develop the most comprehensive solar offering and to continue to target additional segments of solar demand.

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

As of December 31, 2009, our research and development center employed over 382 personnel, including over 220 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the establishment of an Advanced Solar Facility for nanoplasmic solar cell development at the Swinburne University of Technology in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

Our research and development expenditures were $15.0 million, $15.3 million, and $29.0 million in 2007, 2008, and 2009 respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to invest up to €258 million. As of December 31, 2009, our investment in GSF amounted to €74.6 million, of which, €55.9 million had been invested as of December 31, 2008 and €18.7million was invested in 2009. In the first quarter of 2010, we paid €50.7 million (equivalent of $72.8 million) to GSF upon an additional capital call made by GSF. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In millions)

Long-term debt obligations(1)	$154.8	$10.1	$144.8	—	—
Capital (finance) lease obligations	127.9	23.0	36.0	$30.8	$38.1
Operating lease obligations	3.6	1.1	1.3	1.2	—
Purchase obligations(2)	21,904.2	3,306.7	5,782.5	4,588.7	8,226.3
Convertible notes	921.0	244.8	39.5	582.9	53.8
Interest free loan	475.0	50.0	150.0	200.0	75.0
Other long-term liabilities reflected on the company’s balance sheet	109.2	1.5	36.7	31.5	39.5
Total	$23,695.7	$3,637.3	$6,190.8	$5,435.1	$8,432.7

(1)	The amounts include interest expenses payable calculated basing on the 4.48% average interest rate of the Company during year 2009.

(2)	A reconciliation from the purchase obligations outstanding as of December 31, 2009 to the future minimum obligation under long-term supply agreements as of December 31, 2009 is as follows (in millions, rounded):

Future minimum obligation under long term supply agreements as of December 31, 2009	$21,785.5
Add: Commitments outstanding for the purchase of property, plant and equipment	$65.1
Add: Future minimum purchase commitment of raw materials under short term agreements	$53.6
Purchase obligation outstanding as of December 31, 2009	$21,904.2

The above table excludes uncertain income tax liabilities of $1.0 million we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information see note 23 of the notes to our consolidated financial statements, included herein.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of May 7, 2010.

Name	Age	Position/Title

Zhengrong Shi	47	Chairman of the board of directors, chief executive officer
Zhi Zhong Qiu	55	Independent director(2)(3)
Julian Ralph Worley	65	Independent director(1)(2)(3)
Jason E. Maynard	38	Independent director(1)(2)(3)
Susan Wang	59	Independent director(1)
Amy Yi Zhang	43	Director and chief financial officer
Jingjia Ji	55	Senior research scientist
Stuart R. Wenham	53	Chief technology officer
Steven Chan	42	Chief strategy officer and president, Suntech America
David Hogg	51	Head of Europe
Kim H. Liou	41	General counsel
Guangchun Zhang	53	Vice president of technology

(1)	Members of the audit committee

(2)	Members of the compensation committee

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

Mr. Zhi Zhong Qiu is a director of our company, the chairman of our compensation committee and a member of our corporate governance and nominating committee. He currently is vice chairman for Asia-Pacific and chairman of Greater China for Barclays Capital. From April 2006 to April 2009, Mr. Qiu served as the managing director of ABN AMRO in charge of Greater China practice. He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of the DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund. Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China. From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB. From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, CSFB’s financial derivatives affiliate. Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.

Mr. Julian Ralph Worley is a director of our company, the chairman of our audit committee and a member of our compensation committee and corporate governance and nominating committee. From May 2005 to February

2010, he was an independent non-executive director and the chairman of the audit committee of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited. In September 2003, Mr. Worley retired from PricewaterhouseCoopers, where he had served as a consultant in the Philippines from September 2000, and prior to that, as an audit partner at Price Waterhouse Hong Kong (later PricewaterhouseCoopers) for over 25 years. Mr. Worley graduated from the London School of Economics and Political Science, University of London, with a bachelor degree in economics. Mr. Worley is qualified as a fellow of the Institute of Chartered Accountants in England and Wales, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Directors.

Mr. Jason E. Maynard is a director of our company, the chairman of our corporate governance and nominating committee and a member of our compensation committee and audit committee. Mr. Maynard is currently the head of Asia and a co-founder of Mount Kellett Capital Management, and was formerly a partner and head of the Asian Special Situations Group at Goldman Sachs (Asia) LLC. He has over 16 years of experience in principal investing with a focus ranging from distressed companies to growth private equity. Previously, he held positions at Merrill Lynch Asia Pacific, Chase Manhattan Asia and Citicorp International. Mr. Maynard received his bachelor’s degree in East Asia Political Economy from Hamilton College in the United States in 1993.

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

Dr. Jingjia Ji has been a senior research scientist of our company since March 2003. From 1995 to 2002, Dr. Ji worked as a senior research scientist in Pacific Solar Pty., Ltd. From 1991 to 1994, he worked at the University of New South Wales as a senior research assistant. From 1985 to 1990, he worked in the Shanghai Institute of Organo-Fluorine Materials in China as the head of the department of chemical engineering. Dr. Ji received his bachelor’s degree in chemical engineering from the East China Institute of Chemical Technology in China in 1983, and a Ph.D degree in industrial chemistry from the University of New South Wales in Australia in 1994.

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

Mr. Steven Chan currently serves as our chief strategy officer and president of Suntech America, Inc. He has served as our chief strategy office since August 2007. Mr. Chan has been with us since September 2006, and has previously served as our president, global sales and marketing and vice president, business development. He has had a broad range of experience with us including being responsible for strategy and business development as well as the investor relations functions and previously managing the global sales and marketing organization. As a result of our re-organization in 2009 to a model with three regional headquarters located in Wuxi, Schaffhausen (outside of Zurich) and San Francisco, and to better serve and focus on the operating needs of each region, the function of a single global head of sales and marketing no longer made business sense. As a part of the re-organization, Mr. Chan became the head of our U.S. regional headquarters and president of Suntech America responsible for expanding our initiatives in the North and South America regions. Mr. Chan also continues to act as our chief strategy officer. Prior to joining us, Mr. Chan worked at CDC Corporation, a Nasdaq-listed, Greater China-based enterprise software and online/mobile services company, most recently serving as its Acting CEO and previously as its General Counsel and Company Secretary. Prior to that, Mr. Chan was a New York-qualified corporate attorney with Morrison & Forester LLP and Milbank, Tweed, Hadley & McCoy LLP. Mr. Chan graduated from the University of California at Berkeley and also received a J.D. degree from the Boston College Law School.

Mr. David Hogg has been our Head of Europe since he joined us in October 2009. Prior to joining us, Mr. Hogg was from June 2004 the Chief Executive Officer, and a founding member of the management board, of CSG Solar, AG, a German solar company commercializing crystalline silicon on glass thin film photovoltaic technology. We are currently the majority owner of CSG Solar. From 1995 through 2004, Mr. Hogg was employed by Pacific Solar, an Australian company which developed crystalline silicon on glass thin film photovoltaic technology, as a Managing Director. Mr. Hogg started establishing Pacific Solar in 1994 through his association with the University of New South Wales (UNSW) and Professors Martin Green and Stuart Wenham. Mr. Hogg joined Unisearch Limited, the commericialization company of UNSW, in 1986, and there began his collaboration with Professors Green and Wenham. Prior to his tenure at Unisearch, Mr. Hogg worked at Shelston Waters, an Australian patent and trademark law firm. Mr. Hogg graduated from UNSW in 1982 with an honours degree in mechanical engineering.

Mr. Kim H. Liou has served as our general counsel since May 2009. He has been with us since February 2008, and previously served as acting general counsel. Prior to joining us, between April 2003 and December 2007, Mr. Liou was at CDC Corporation, a Nasdaq-listed, Greater China-based enterprise software and online/mobile services company, where he served most recently as general counsel. Previously, Mr. Liou had worked as an attorney in the investments group of MetLife, Inc. between October 2001 and April 2003 and an associate at Davis Polk & Wardwell, a global law firm, in their New York, Hong Kong and California offices between September 1994 and October 2001. Mr. Liou holds bachelor’s degrees in mathematical and computational science and Asian languages from Stanford University and a J.D. degree from Cornell University.

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

The address of our directors and executive officers is c/o Suntech Power Holdings Co., Ltd., 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

Compensation

In 2009, the aggregate cash compensation to our executive officers, including all the directors, was $1.8 million. For options granted to officers and directors, see “— 2005 Equity Incentive Plan.”

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

In April 2010, our board of directors approved an amendment to the 2005 equity incentive plan whereby the compensation committee was granted the authority in its discretion to authorize stock option grants having a maximum term of ten years. In connection with such amendment, the compensation committee approved the extension of the term of 3,916,131stock options granted in 2005 and 2006 with a term of five years to ten years.

Our board of directors originally authorized the issuance of up to 13,503,991 ordinary shares upon exercise of awards granted under our 2005 equity incentive plan. In our annual general meeting in August 2009, our shareholders approved to increase the maximum aggregate number of our ordinary shares available for award under our 2005 equity incentive plan to 18,503,991. The 18,503,991 ordinary shares include the 4,699,383 ordinary shares issuable upon the exercise of options granted by Suntech BVI, our predecessor company and our subsidiary, and assumed by us.

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

Option Exercise.  The term of options granted under the 2005 equity incentive plan, as amended, may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option will be determined by the 2005 equity incentive plan administrator and may include cash, check, ordinary shares, a promissory note, consideration received by us under a cashless exercise program implemented by us in connection with our 2005 equity incentive plan, or any combination of the foregoing methods of payment.

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

Amendment and Termination of Plan.  Our board of directors may at any time amend, suspend or terminate our 2005 equity incentive plan. Amendments to our 2005 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2005 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2005 equity incentive plan continues in effect for a term of ten years from the date of adoption.

On November 13, 2007, we granted 138,500 restricted shares to certain of our employees. The restricted shares have a vesting schedule of five separate 20% annual increments. For 30,000 out of the 138,500 restricted shares granted, one-fifth of these shares vested on November 13, 2007, 2008, and 2009, respectively, and the remaining shares will vest on each of November 13, 2010 and 2011, respectively. For the remaining 108,500 restricted shares, one-fifth of these shares vested on November 13, 2008 and 2009, and one-fifth will vest on each of November 13, 2010, 2011 and 2012, respectively.

On October 24, 2008, we granted 92,930 restricted shares to certain employees who originally worked for EI Solutions Inc., which we acquired in September 2008 and renamed Suntech Energy Solutions Inc. One-fifth of these shares vested on October 24, 2009, and the remaining shares will vest on each of October 24, 2010, 2011, 2012 and 2013, respectively. On November 15, 2008, we granted 1,313,500 restricted shares to certain of our employees and directors. The restricted shares have a vesting schedule of five separate 20% annual increments with one-fifth of these shares vesting on each of November 15, 2009, 2010, 2011, 2012 and 2013, respectively.

On November 14, 2009, we granted 1,590,000 restricted shares to certain of our employees. For 50,000 out of the 1,590,000 restricted shares granted, one-fifth of these shares vested on November 14, 2009, and the remaining shares will vest on each of November 14, 2010, 2011, 2012, 2013. For the remaining 1,540,000 restricted shares, one-fifth of these shares will vest on each of November 14, 2010, 2011, 2012, 2013 and 2014.

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

We had 6,784, 9,070 and 12,548 employees as of December 31, 2007, 2008 and 2009 respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2009:

	Number of	Percentage of
	Employees	Total

Manufacturing and engineering	9,789	78.0%
Quality assurance	698	5.6
General and administration	601	4.8
Purchasing and logistics	673	5.4
Research and development	382	3.0
Marketing and sales	204	1.6
Others	201	1.6

Total	12,548	100.0%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2009, nearly 1,420 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodic training every year.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 8%, 12%, 1%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees. The total amount of contributions we made to employee benefit plans in 2007, 2008 and 2009 was $2.0 million, $5.2 million and $6.5 million, respectively.

Our employees are not covered by any collective bargaining agreement. We believe that our relationship with our employees is satisfactory.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 7, 2010, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%

Directors and Executive Officers:
Zhengrong Shi(3)	54,699,779	30.4%
Zhizhong Qiu(4)	*	*
Julian Ralph Worley(4)	*	*
Jason Maynard(4)	*	*
Amy Yi Zhang(4)	*	*
Jingjia Ji(4)	*	*
Susan Wang(4)	*	*
Stuart R. Wenham(4)	*	*
Steven Chan(4)	*	*
David Hogg(4)	*	*
Kim Liou(4)	*	*
Guangchun Zhang(4)	*	*
Principal and 5% Shareholders:
D&M Technologies Limited(5)	53,199,779	29.5

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 180,148,293 ordinary shares outstanding as of December 31, 2009, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Includes 53,199,779 ordinary shares held by D&M Technologies Limited, and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust.

Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of options and restricted grants vested and vesting within 60 days of the date of this annual report on Form 20-F held by such person.

(5)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of December 31, 2009, of the 180,148,293 issued and outstanding ordinary shares, approximately 71.4% of those ordinary shares were held in the United States.

Please refer to “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan” for information regarding option and restricted stock ownership of our directors and executive officers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6.  Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Transactions with Global Solar Fund, S.C.A, Sicar

In June 2008, we signed a commitment to invest in Global Solar Fund, S.C.A, Sicar. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Our initial commitment to GSF was €58 million, and in September 2008 we increased the size of our commitment by an additional €200 million to an aggregate total of €258 million in return for 86% of the share equity in GSF. We have a 50% voting interest in GSF. As of December 31, 2009, our investment in GSF amounted to €74.6 million, of which, €55.9 million had been invested as of December 31, 2008 and an additional €18.7 million was invested in 2009. In the first quarter of 2010, we made further payment of €50.7 million (equivalent of $72.8 million) to GSF upon an additional capital call.

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

As of December 31, 2008 and December 31, 2009, GSF had a total of six and five investee companies, respectively, and had made aggregate commitments to such investee companies totaling Euro 32.9 million and Euro 24.0 million, respectively.

Additional investments may be made into GSF by third parties, which may include our partners, consultants, employees and affiliates. Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Shi, our chairman and chief executive officer, holds an investment amounting to a 10.67% equity interest in GSF.

In 2009, we shipped 40MW of solar panels to GSF investee companies with a total value of Euro 91.0 million (equivalent to $115.8 million), of which $20.0 million has been paid by the GSF investee companies. We may from time to time supply additional solar panels to affiliates of GSF upon terms to be determined which may include acceptance testing of the panels, damages provisions for failure to meet specified delivery obligations or power output guarantees, system performance warrantees, and bank guarantees to support potential monetary obligations which may become owing under the agreements.

See “Risk Factors — Risks Relating to Our Company and Our Industry”.

Procurements of Raw Materials from Affiliated Companies

Jiangsu Huariyuan became an affiliate of our company in April 2005. In 2007, we purchased raw materials from Jiangsu Huariyuan in amounts of $0.2 million. We did not make any purchase of raw materials from Jiangsu Huariyuan in 2008 and 2009. In 2009, we disposed our investment in Jiangsu Huariyan and it ceased to be a related party.

Nitol Solar became an affiliate in March 2008 when we acquired a 14.0% equity interest in Nitol Solar for a total consideration of approximately $100 million. Nitol Solar is in the process of constructing a polysilicon manufacturing facility near Irkutsk, Russia. Following our investment, Nitol Solar has engaged in a series of debt restructurings as a result of which our holdings in Nitol Solar have subsequently been diluted to approximately 11.5%. In August 2007, we entered into a supply agreement with Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009. We amended the supply agreement with Nitol in April 2008 and again in December 2009, resulting in reduced prepayment obligations and flexible pricing throughout the remaining term of the agreement. As of December 31, 2009, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.3 million. While Solaricos was unable to deliver polysilicon in 2009, Solaricos has commenced delivering polysilicon in 2010.

Shunda Holdings, a manufacturer of polysilicon and solar wafers based in China, became an affiliate in May 2008 when we acquired 15.8% of its equity interest, comprised of convertible preferred stock, from existing shareholders for a total consideration of $101.9 million. In January 2008, we entered into a definitive thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it would supply us specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020. In 2009, we made purchases of raw materials from Shunda Holdings in the amount of $118.3 million. As of December 31, 2009, we had prepayments outstanding with Shunda pursuant to the wafer supply agreement in the amount of $54.7 million.

Glory Silicon became an affiliate in May 2008 when we acquired 18.0% of its equity interest from certain of its existing shareholders and subscribed for newly issued shares of Glory Silicon for a total cash consideration of $21.4 million. Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities and is in the process of expanding its wafer plant. In 2008, we entered into a three year wafer supply contract with Glory Silicon. A supplementary agreement to the three year wafer supply contract was signed in 2009 pursuant to which the parties agreed that wafers under such agreement would commence being supplied in August 2010. In addition, in 2009 we made purchases of raw materials from Glory Silicon or its affiliates in the amount of $101.0 million. As of December 31, 2009, we had amounts due from Glory Silicon in the amount of $200.3 million, which primarily consisted of prepayments outstanding with Glory Silicon and its affiliates pursuant to our wafer arrangements.

Xi’an Longi Silicon, a PRC based wafer manufacturer, became an affiliate in May 2008 when we acquired 5% of its equity interest for a total cash consideration of $7.3 million through the subscription of newly issued shares. Our interest in Xi’an Longi was subsequently been diluted in February 2009 to 4.75% as a result of the issuance of additional shares to another investor in Xi’an Longi. Xi’an Longi Silicon, a privately held company incorporated in the PRC, is in the process of expanding its wafer production capacity through its subsidiaries. In April 2008, we entered into a five year wafer purchase agreement with Xi’an Longi Silicon based upon a market oriented pricing mechanism, rather than fixed prices. As of December 31, 2009, we had prepayments outstanding with Xi’an Longi Silicon pursuant to our wafer purchase agreement in the amount of $15.9 million.

Asia Silicon became an affiliate in January 2009 when we acquired 12.5% of its equity interest from an existing shareholder for a total consideration of approximately $8.1 million. We increased our ownership to 20% of Asia Silicon during 2009. Asia Silicon, a privately held company incorporated in the British Virgin Islands, is in the process of expanding a polysilicon plant in Qinghai, China, which began commercial operations in late 2008. In January 2007, we entered into a definitive contract with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a sixteen-year period. The supply contract provided for the delivery of a volume range of polysilicon each year at prices set according to an annual price reduction curve, using a take-or-pay approach. Delivery under this supply contract was set to begin in the second half of 2008, but was subsequently postponed to the first half of 2009. Also, as of December 31, 2008, we provided a $10 million interest-free loan to Asia Silicon to secure a long-term supply of polysilicon.

We may from time to time also provide forms of credit support, such as letters of comfort to lenders to our related parties.

Other Transactions

In March 2009, we entered into a subscription agreement to acquire a majority interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7 million pursuant to which we acquired a 74.97% interest in CSG Solar. We subsequently increased out interest in CSG Solar to 76.7% as of December 31, 2009. In March 2010, we signed stock purchase agreements to acquire an aggregate additional 20.7% equity interest in CSG Solar from existing shareholders. The closing of these transactions is subject to various conditions precedents, including the expiration of pre-emptive rights offered to the other shareholders of CSG Solar.

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees. B. Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In May 2010, we learned that QCells AG may have filed a claim in Germany against our Japanese subsidiary, Suntech Japan, deriving presumably from supply contracts that were originally entered into in 2005 and 2006. Suntech Japan has not been served with any claim, and so particulars of any such claim are not known at this time.

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

A. Offering and Listing Details.

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 7, 2010 was $10.49 per ADS.

	High	Low

2005 (from December 14)	$28.30	$19.00
2006	45.95	21.40
2007	88.65	31.41
2008	90.00	5.36
2009	20.58	5.21
Quarterly Highs and Lows
First Quarter 2008	90.00	28.19
Second Quarter 2008	51.75	35.80
Third Quarter 2008	48.64	31.57
Fourth Quarter 2008	37.54	5.36
First Quarter 2009	13.55	5.21
Second Quarter 2009	19.50	12.23
Third Quarter 2009	20.58	13.28
Fourth Quarter 2009	17.90	12.21
First Quarter 2010	18.40	12.60
Monthly Highs and Lows
November 2009	15.99	12.38
December 2009	17.90	15.39
January 2010	18.40	13.02
February 2010	14.45	12.98
March 2010	15.09	13.41
April 2010	15.35	13.03

B.	Plan of Distribution

Not applicable.

C.	Markets

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

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transitional period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the new tax law and where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations. On

December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on the provisions in Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increasing to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises granted qualified tax holidays, such tax holidays shall continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of a cumulative loss position, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. According to the new tax law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Our PRC subsidiaries Wuxi Suntech Power Co., Ltd. and Luoyang Suntech Power Co., Ltd. were approved to be qualified as “high and new technology enterprise” on December 1, 2008 and December 30, 2008, respectively.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders will be subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as tax resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. An extensive portion of our operational management is currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we were treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate, but dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from PRC withholding tax on dividends. If we were considered a PRC tax resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause interest and dividends paid by us to our non-PRC investors to be subject to a PRC withholding tax.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as PRC sourced income. If we are considered as a PRC “tax resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our convertible notes outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as PRC sourced income and subject to PRC tax.

If we are deemed to be a PRC “tax resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from PRC dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders, who are non-PRC tax resident enterprises and do not have an establishment or place in the PRC, or which have such establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong

Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company certified that the undistributed earnings of the Group’s PRC subsidiaries of $49.9 million as of December 31, 2009 is permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes and subject to the discussion under “— Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2009, although there can be no assurance in this regard. However, due to the volatility of the market price of our ADSs and ordinary shares in recent market conditions, we believe that we may be a PFIC for our current taxable year or that we may become one in the future. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate (and may fluctuate considerably given that the global capital markets have been experiencing extreme volatility). Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

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

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

In 2009, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2009, Euro/U.S. dollar currency exchange forward contracts (sell Euro buy U.S. dollar) with notional values of $25.8 million and U.S. dollar/Renminbi currency exchange forward contracts (sell U.S. dollar buy Renminbi) with notional values of $60.0 million were outstanding. We may enter into additional forward contracts or other economic hedges in the future. Assuming a 1.0% appreciation of the Euro against the U.S. dollar, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $0.4 million as of December 31, 2009. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $0.6 million as of December 31, 2009.

Our financial statements are expressed in U.S. dollars and our functional currency is U.S. dollars, but some of our subsidiaries use currencies other than U.S. dollars as their own functional currency. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi and other currencies. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our convertible note offering in March 2008 and our follow-on offering of ADSs in May 2009, any appreciation of the Renminbi and other currencies against the U.S. dollar could result in a change to our statement of operations. On the other hand, a decline in the value of Renminbi and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term bank borrowings, long-term bank borrowings, convertible notes outstanding, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our future interest expense may increase due to changes in market interest rates.

As of December 31, 2009, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $225.1 million and $575.0 million, respectively. As of March 31, 2010, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively.

The fair values of our 2012 convertible notes and 2013 convertible notes were $222.2 million and $431.3 million, respectively, as of December 31, 2009, which were determined based upon quoted market prices and other pertinent information available to management. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

The fair values of the other financial instruments were not materially different from their carrying or contract values as of December 31, 2009.

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

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.	American Depositary Shares

According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Expenses

Persons depositing shares or ADR holders
must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $.02 (or less) per ADS	• Any cash distribution to you to the extent permitted by the exchange on which the ADSs may be listed for trading
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary in converting foreign currency to U.S. dollars	• As necessary
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Hong Kong market.
• $.02 (or less) per ADS per calendar year (to the extent permitted by the exchange on which the ADSs may be listed for trading)	• Depositary services

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we received payments in the amount of $3.1 million from the depository as reimbursement relating to the ADS facility.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.

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

On February 12, 2007, we closed an offering of $500 million 0.25% convertible senior notes due 2012 to qualified institutional buyers pursuant to Rule 144A under the Securities Act and received net proceeds of $485.6 million. UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and ABN AMRO Bank N.V., Hong Kong Branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild were the joint bookrunners for this offering. The 2012 convertible notes are convertible into our ADSs. Our payment of the 2012 convertible notes issuance expenses amounted to $14.4 million as of December 31, 2007. On August 21, 2007, we filed a registration statement on Form F-3 (File number: 333-145594) pursuant to the registration rights granted to holders of the notes. The effective date of this registration statement was August 30, 2007. We have used all the proceeds from our 2012 convertible notes offering in 2007 and 2008.

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

In 2009, we used the net proceeds received from our 2013 convertible notes offering as follows:

•	approximately $80 million to expand our manufacturing lines for the production of PV cells and modules; and

•	approximately $30 million for general corporate purposes; and

In 2009, we further repurchased $181.2 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $159.6 million in open market repurchases. In the first quarter of 2010, we redeemed an aggregate of $221.2 million principal amount of our 2012 convertible notes for a total consideration of $221.2 million. As of the date of this annual report, $3.8 million principal amount of the 2012 convertible notes remained outstanding.

On May 21, 2009, we closed a follow-on offering of 23,000,000 ADSs at $12.5 per ADS. UBS Securities LLC, Goldman Sachs (Asia) L.L.C. and ABN AMRO were the joint bookrunners for this offering. The aggregate price of the offering amount registered and sold was $287.5 million, of which we received net proceeds of $277 million. The effective date of our registration statement on Form F-3 (File number: 333-159378) was May 21, 2009. We used substantially all of the net proceeds received from our 2009 follow-on offering of ADSs in connection with the redemption in the first quarter of 2010 of our 2012 convertible notes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule in Schedule I as of and for the year ended December 31, 2009 of the Company and our report dated May 11, 2010 expressed an unqualified opinion on those financial statements, financial statement schedule in Schedule I and explanatory paragraphs regarding the Company’s adoption of new accounting standards.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China

May 11, 2010

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Julian Ralph Worley qualifies as “audit committee financial expert” as defined in Item 17A of Form 20-F. Each of the members of the Audit Committee is an “independent director” within the meaning of NYSE Manual Section 303A(2) and meet the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

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

	For the Year Ended December 31,
	2007	2008	2009
		(In thousands)

Audit fees	$2,230.0	$3,061.0	$2,250.0
Tax Fees(1)	$248.0	$20.0	$0.0
Other Fees(2)	$1,300,0	$50.0	$0.0

(1)	“Tax fees” include fees billed for tax consultations.

(2)	Represents the fees related to the consulting service for the second phase acquisition of Suntech Japan.

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

In 2009, we further repurchased $181.2 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $159.6 million in open market repurchases. In the first quarter of 2010, we redeemed an aggregate of $221.2 million principal amount of our 2012 convertible notes for a total consideration of $221.2 million. As of the date of this annual report, $3.8 million principal amount of the 2012 convertible notes remained outstanding.

In 2009, neither we nor any affiliated purchaser engaged in a re-purchase of any of our ADSs.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

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

•	The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. While our non-management directors met in executive session without management in 2009, our non-management directors have not met in executive sessions without management every year, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2008 and 2009

•	Consolidated Income Statements for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, 2008 and 2009

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1	Form of Second Amended and Restated Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.1	Specimen Certificate for Ordinary Shares of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.2	Form of American Depositary Receipt of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.3	Form of Deposit Agreement among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.4	Indenture, dated as of February 12, 2007, between Suntech Power Holdings Co., Ltd. and Wilmington Trust Company, as trustee and securities agent, relating to the Company’s 0.25% Convertible Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-145594) filed with the Commission on August 21, 2007)
2.6	Indenture, dated as of March 17, 2008, between Suntech Power Holdings Co., Ltd. and Wilmington Trust Company, as trustee and securities agent, relating to the Company’s 3.00% Convertible Senior Notes due 2013 (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-151719) filed with the Commission on June 17, 2008)
2.7	Registration Rights Agreement, dated as of March 17, 2008, among Suntech Power Holdings Co., Ltd. and the Initial Purchasers named therein, relating to the Company’s 3.00% Convertible Senior Notes due 2013 (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-151719) filed with the Commission on June 17, 2008)

Exhibit
Number		Description of Document

4.1		Amended and Restated 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.2		Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.3		Form of Employment and Confidentiality Agreement between Suntech Power Holdings Co., Ltd. and senior executive officers of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.4		Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.5		Solar Wafer Supply Agreement dated as of July 25, 2006 between MEMC Electronics Materials, Inc. and Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 20-F annual report filed with the Commission on June 18, 2007)
4.6		Suntech Power Holdings Co., Ltd. Ordinary Shares Purchase Warrant to MEMC Electronics Materials, Inc. (incorporated by reference to Exhibit 4.12 from our 20-F annual report filed with the Commission on March 28, 2008)
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
12	.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.

By	/s/ Zhengrong Shi
Name:     Dr. Zhengrong Shi

Title:	Chief Executive Officer

Date: May 11, 2010

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of changes in equity and comprehensive income and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the new accounting standard relating to accounting for uncertainty in income taxes.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, with the adoption of new accounting standards, the Company changed its methods of accounting for (1) convertible debt instrument that may be settled in cash, and (2) presentation and disclosure requirements for noncontrolling interests, and retrospectively applied the requirements to all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
May 11, 2010

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2009
	(In millions, except per share data.)

ASSETS
Current assets:
Cash and cash equivalents	$507.8	$833.2
Restricted cash	70.7	124.9
Inventories	231.9	280.1
Accounts receivable, net of allowance for doubtful accounts of $4.4 and $4.8, respectively	213.1	384.4
— Investee companies of GSF	—	110.2
— Others	213.1	274.2
Other receivables, net of allowance for doubtful accounts of $12.1 and $11.7, respectively	46.8	39.3
Value-added tax recoverable	75.7	41.2
Advances to suppliers	56.9	48.8
Short-term investments	—	200.8
Other financial assets	5.1	0.3
Deferred taxes	7.2	10.8
Amounts due from related parties — current	101.0	185.5
Other current assets	5.7	6.7

Total current assets	1,321.9	2,156.0
Property, plant and equipment, net	684.5	777.6
Intangible assets, net	176.7	166.7
Goodwill	87.6	86.1
Long-term investments	54.5	53.8
Investments in affiliates	221.1	251.4
Long-term prepayments	248.8	188.1
Long-term loans to suppliers	84.0	54.7
Long-term deferred expenses	45.9	39.0
Amounts due from related parties deemed to be financial assets	278.0	193.6
Other non-current assets	3.9	16.7

TOTAL ASSETS	$3,206.9	$3,983.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$638.5	$800.4
Accounts payable	117.5	264.2
Other payables	55.0	56.5
Payables in respect of purchase of property, plant and equipment	82.6	70.2
Advances from customers	3.0	8.4
Accrued payroll and welfare	8.2	13.3
Government grants	3.4	6.3
Amounts due to related parties	24.8	14.0
Income tax payable	12.8	4.3
Other financial liabilities — current	12.5	8.1
Current portion of convertible notes	—	224.0
Other current liabilities	18.4	48.4

Total current liabilities	976.7	1,518.1
Long-term bank borrowings	5.9	138.0
Convertible notes	812.8	516.9
Accrued warranty costs	41.4	55.2
Other financial liabilities — non-current	7.8	—
Retirement benefit obligations	5.0	3.5
Deferred tax liabilities	38.8	33.1
Other long-term liabilities	84.1	106.1

Total liabilities	1,972.5	2,370.9
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 155,880,532 and 179,240,971 shares issued, respectively	1.6	1.8
Additional paid-in capital	829.8	1,114.7
Retained earnings	331.1	416.7
Accumulated other comprehensive income	63.4	64.9

Total Suntech Power Holdings Co. Ltd. equity	1,225.9	1,598.1
Noncontrolling interest	8.5	14.7

Total Equity	1,234.4	1,612.8

TOTAL LIABILITIES AND EQUITY	$3,206.9	$3,983.7

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,
	2007	2008	2009
	(In millions, except per share data.)

Net revenues:
PV modules	$1,331.7	$1,785.8	$1,606.3
— Investee companies of GSF	—	—	115.8
— Others	—	—	1,490.5
PV cells	13.7	99.3	6.9
PV system integration	2.9	27.2	73.2
Others	—	11.2	6.9

Total net revenues	1,348.3	1,923.5	1,693.3

Cost of revenues:
PV modules	1,057.6	1,448.2	1,258.8
PV cells	14.5	97.5	12.0
PV system integration	2.1	26.0	77.7
Others	—	8.9	6.0

Total cost of revenues	1,074.2	1,580.6	1,354.5

Gross profit	274.1	342.9	338.8

Selling expenses	30.6	59.3	58.9
General and administrative expenses	44.5	85.8	76.9
Research and development expenses	15.0	15.3	29.0

Total operating expenses	90.1	160.4	164.8

Income from operations	184.0	182.5	174.0
Interest expense	(49.4)	(106.1)	(103.3)
Interest income	31.2	32.6	9.6
Other (expense) income, net	(8.7)	(76.7)	11.2

Earnings before income taxes, noncontrolling interest and equity in (loss) earnings of affiliates	157.1	32.3	91.5
Tax expense, net	(13.2)	(1.6)	(2.5)
Equity in (loss) earnings of affiliates, net of taxes	(0.7)	0.3	(3.3)

Net income	143.2	31.0	85.7

Add: Net loss (income) attributable to the noncontrolling interest	2.7	1.4	(0.1)
Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	$145.9	$32.4	$85.6

Net income per ordinary share:
Basic	$0.96	$0.21	$0.50

Diluted	$0.91	$0.20	$0.50

Weighted average number of shares used in computation:
Basic	151.7	154.7	169.7

Diluted	160.2	160.3	172.5

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

	Accumulated
	Ordinary		Additional		Other		Total
	Shares		Paid-in	Retained	Comprehensive	Noncontrolling	Shareholders’	Comprehensive
	Number	$	Capital	Earnings	Income	Interest	Equity	Income
			(In millions, except per share data.)

Balance at December 31, 2006	150.5	$1.50	$494.1	$153.6	$3.3	$18.5	$671.0	$107.8
Adjustment of adoption of accounting standards for uncertainty income tax	—	—	—	(0.7)	—	—	(0.7)	—

Adjusted balance at December 31, 2006	150.5	$1.50	$494.1	$152.9	$3.3	$18.5	$670.3	$107.8
Dividends declared and paid to noncontrolling interest	—	—	—	(0.1)	—	—	(0.1)	—
Exercise of stock options and restricted shares	2.6	0.03	12.5	—	—	—	12.5	—
Share based compensation	—	—	24.2	—	—	—	24.2	—
Adjustment for adoption of ASC470-20 (note 3)	—	—	92.0	(25.4)	—	—	66.6	(25.4)
Net income		—	—	171.3	—	(2.7)	168.6	171.3
Foreign currency translation adjustments	—	—	—	—	28.3	0.6	28.9	28.3
Noncontrolling interest acquisition and capital injection	—	—	—	—	—	1.5	1.5

Balance at December 31, 2007	153.1	$1.53	$622.8	$298.7	$31.6	$17.9	$972.5	$174.2
New issuance of ADS	1.3	0.01	51.6	—	—	—	51.6	—
Net unrealized loss under cash flow hedge	—	—	—	—	(4.8)	—	(4.8)	(4.8)
Exercise of stock options and restricted shares	1.5	0.02	3.3	—	—	—	3.4	—
Share based compensation	—	—	11.4	—	—	—	11.4	—
Adjustment for adoption of ASC470-20 (note 3)	—	—	140.7	(55.8)	—	—	84.9	(55.8)
Net income	—	—	—	88.2	—	1.4	89.6	88.2
Foreign currency translation adjustments	—	—	—	—	36.6	(0.9)	35.7	36.6
Noncontolling interest acquisition and capital injection	—	—	—	—	—	(9.9)	(9.9)	—

Balance at December 31, 2008	155.9	$1.56	$829.8	$331.1	$63.4	$8.5	$1,234.4	$64.2
New issuance of ADS	23.0	0.23	276.9				277.1	—
Net realized loss under cash flow hedge	—	—	—	—	4.8	—	4.8	4.8
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	—	1.4	—
Share based compensation	—	—	6.6	—	—	—	6.6	—
Net income	—	—	—	85.6	—	0.1	85.7	85.6
Foreign currency translation adjustments	—	—	—	—	(3.3)	—	(3.3)	(3.3)
Noncontrolling interest acquisition and capital injection	—	—	—	—	—	6.1	6.1	—

Balance at December 31, 2009	179.2	$1.8	$1,114.7	$416.7	$64.9	$14.7	$1,612.8	$87.1

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2008	2009
	(In millions)

Operating activities:
Net income	$143.2	$31.0	$85.7
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share based compensation	24.2	11.4	6.6
Depreciation and amortization	20.5	41.6	66.4
Amortization of debt discount	29.6	55.5	47.5
Deferred taxes	(6.1)	(20.2)	(6.0)
Loss on disposal of property, plant and equipment	0.4	1.0	—
Provision for doubtful accounts	1.4	15.8	(0.1)
Provision for inventories	1.3	50.1	(22.7)
Provision for purchase commitments	—	7.0	3.1
Impairment provision for long-term investments	—	73.8	—
Gain on convertible notes repurchase	—	(23.8)	(9.5)
Amortization of long-term prepayments	2.6	7.6	13.3
Equity in loss (earnings) of affiliates	0.7	(0.3)	3.3
(Gain) loss on short-term investments	(3.1)	5.7	(0.8)
Loss on financial derivatives, net	3.7	9.3	8.0
(Gain) loss on long-term securities	(0.3)	0.3	—
Imputed interest income for loan to suppliers and long-term prepayment to suppliers deemed to be financial assets	(3.1)	(17.0)	(1.2)
Amortization of imputed interest income	—	2.4	3.6
Changes in operating assets and liabilities:
Inventories	22.8	(94.1)	(22.6)
Accounts receivable	(139.6)	26.6	(171.6)
Other receivables	(26.0)	(27.0)	3.9
Amounts due from related parties	—	(353.1)	77.1
Advances to suppliers	17.6	4.7	(6.6)
Value-added tax recoverable	(45.9)	(2.9)	34.5
Other current assets	—	(5.2)	(0.9)
Interest free loans to suppliers	(78.7)	20.9	16.7
Long-term prepayments	(29.5)	(103.8)	19.0
Other non-current assets	(0.3)	—	(6.3)
Accounts payable	18.4	53.3	146.3
Other payables	10.3	30.2	0.2
Advances from customers	2.1	(1.4)	5.4
Accrued payroll and welfare	3.6	0.8	4.7
Income tax payable	4.0	5.4	(8.5)
Amounts due to related parties	5.4	0.6	(10.9)
Accrued warranty costs	12.9	18.3	13.7
Other long-term liabilities	(1.1)	4.2	1.6

Net cash (used in) provided by operating activities	(9.0)	(171.3)	292.9

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2007	2008	2009
	(In millions)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	—	(57.4)	(5.4)
Purchases of property, plant and equipment	(162.7)	(333.8)	(141.4)
Purchases of intangible assets	(9.5)	(3.7)	(1.2)
Proceeds from sales of property, plant and equipment	7.2	0.4	1.5
Net proceeds from redemption of investment securities	0.5	45.6	—
Purchase of investment securities	(48.0)	(20.2)	(200.0)
Government grants	2.3	2.6	6.1
Net proceeds from redemption of financial derivatives	(4.5)	(0.6)	(15.5)
Increase in long-term equity investment	—	(297.3)	(31.5)
Increase in investment deposits	(10.8)	(1.5)	(0.5)
Other net proceeds from investments	0.5	—	—
(Increase) decrease in restricted cash	(15.9)	24.1	(54.0)

Net cash used in investing activities	(240.9)	(641.8)	(441.9)

Financing activities:
Proceeds from exercise of stock options	12.5	3.4	1.4
Gross proceeds from issuance of ordinary shares from secondary offering	—	—	287.5
Offering expense incurred	—	—	(10.4)
Proceeds from short-term bank borrowings	526.4	862.8	706.3
Repayment of short-term bank borrowings	(468.0)	(557.0)	(524.8)
Proceeds from long-term bank borrowings	25.2	2.9	135.3
Repayment of long-term bank borrowings	(36.2)	(10.8)	(22.7)
Proceeds from issuance of convertible notes	500.0	575.0	50.0
Payment of convertible notes issuance expenses	(14.4)	(14.9)	(0.9)
Payment of convertible notes repurchase	—	(61.0)	(159.6)
Contribution from minority shareholder of a subsidiary	1.5	1.8	—
Proceeds from sales and lease back transaction	—	—	21.0
Payments under financial leases	—	(7.0)	(3.7)

Net cash provided by financing activities	547.0	795.2	479.4

Effect of exchange rate changes	(1.6)	4.7	(5.0)

Net increase (decrease) in cash and cash equivalents	295.5	(13.2)	325.4
Cash and cash equivalents at the beginning of the year	225.5	521.0	507.8

Cash and cash equivalents at the end of the year	$521.0	$507.8	$833.2

Supplemental disclosure of cash flow information:
Interest paid	$23.2	$55.7	$122.3

Income taxes paid	$15.3	$16.2	$17.1

Supplemental schedule of non-cash investing activities:
Liabilities for purchases of property, plant and equipment	$39.4	$82.6	$70.2

Other assumed liabilities related to acquisition of a subsidiary included in other liabilities	$—	$—	$9.0

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2007, 2008 and 2009
(In millions, except per share data.)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.

Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and also provide engineering, procurement and construction services to building solar power systems using its own solar modules for certain related party and third party customers.

The following table sets forth information concerning Suntech Power’s major subsidiaries as of December 31, 2009:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar System Co., Ltd.	N/A	June 23, 2000	BVI	100%
Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”) (Note)	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88%
Suntech America, Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
Suntech Power Japan Corporation (“Suntech Japan”), previously MSK Corporation	August 11, 2006	July 1, 1967	Japan	100%
Suntech Power Co., Ltd. (“Shanghai Suntech”)	N/A	November 28, 2006	PRC	100%
Shenzhen Suntech Power Co., Ltd. (“Shenzhen Suntech”)	N/A	February 7, 2007	PRC	80%
Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power Investment Pte. Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd, Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%
Bright Path Holdings Limited (“Bright Path”)	N/A	August 8, 2008	BVI	100%
KSL-Kuttler Automation Systems GmbH (“Kuttler”)	April 02, 2008	March 26, 1992	Germany	100%
Kuttler Automation Systems (Suzhou) Co., Ltd.	April 02, 2008	January 21, 2002	PRC	100%
Yangzhou Suntech Power Co. Ltd.	N/A	July 11, 2008	PRC	100%

Note: Sunergy Power Co., Ltd., a wholly-owned subsidiary registered in PRC, was merged into Wuxi Suntech in December 2009.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Suntech Power and its subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(c)	Fair value measurement

On January1, 2008, the Company adopted the new accounting standard relating to the fair value measurements and disclosures. The new standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). It establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 4, “Fair Value of Financial Instruments”, for further details.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and advances to suppliers, lower of cost or market charges and other provisions for inventory and purchase commitments, accrued liabilities, valuation allowances for long-term prepayments and long-term loans to suppliers, interest rates used to calculate imputed interest income for long-term advances to suppliers deemed to be financial assets and interest free loans to suppliers, forfeiture rates of stock options, useful lives of property, plant and equipment and finite-lived intangible assets, revenue recognition for system integration projects accounted for under the percentage of completion method, capitalized interest, accruals for warranty costs, valuation allowances for deferred tax assets, valuation of derivative and other financial instruments, assumptions used to determine retirement obligations, assumptions used in purchase price allocation,

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assumptions used to measure other-than-temporary-impairment for long-term equity investments and assumptions used to measure impairment of goodwill, intangible assets with indefinite lives, and long-lived assets.

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

The Company’s risk management strategy includes the use of derivative financial instruments as hedges of foreign currency exchange risk, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. The Company uses foreign currency forward exchange contracts to hedge the exposure to foreign currency risk, primarily the Euro and Renminbi (“RMB”). The purpose of the Company’s foreign currency derivative activities is to protect the Company from the risk that the United States Dollar (“US dollar”) net cash flows resulting from forecasted foreign currency-denominated transactions will be negatively affected by changes in exchange rates. The Company uses foreign currency forward exchange contracts to offset changes in the amount of future cash flows associated with certain third-party sales expected to occur within the next two years.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in other financial assets or other financial liabilities in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

The Company qualified for foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the Company entered into to hedge, for accounting purposes, changes in the cash flow of forecasted foreign currency denominated sales transactions attributable to changes in foreign currency exchange rate. When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the consolidated income statements. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in other income in the consolidated income statements.

As of December 31, 2008 and 2009, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $464.0 million and $145.6 million, respectively. The notional amounts of derivative instruments designated as cash flow hedges was $183.8 million and nil as of December 31, 2008 and 2009, respectively.

(g)	Advances to suppliers and long-term prepayments to suppliers

In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers for written purchase orders on contracts. The Company has the right to inspect products prior to acceptance and under a portion of these arrangements. The Company can also terminate the arrangements and request refund of these

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prepayments with interest and/or penalty in the event of suppliers delay or fail to delivery. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded in advances to suppliers. Future balances are recorded in long-term prepayments. As of December 31, 2008 and 2009, advances to suppliers were $56.9 million and $48.8 million, respectively, and long-term prepayments were $137.2 million and $84.5 million, respectively. The Company does not receive collateral for most of the prepayments. As the result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. As of December 31, 2008 and 2009, prepayments made to individual suppliers in excess of 10% of total advances and long-term prepayments are as follows:

	At December 31,
	2008	2009

Asia Silicon Co., Ltd.	48.6	*
Supplier A	22.7	10.5
Supplier B	69.7	72.2

*	Asia Silicon has become a related party to the Company during year ended December 31, 2009 and the amount prepaid to Asia Silicon has been recorded in amounts due from related parties which has been disclosed in Note 27.

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labor costs and overhead incurred in bringing inventories to their present location and condition. Raw materials are stated at weighted-average cost. Work-in-process and finished goods are stated at standard costs as adjusted for variances, which approximates actual cost determined on a weighted-average basis. The Company estimates excess and slow moving inventory based upon assumptions of future demands and market conditions by referring to the backlog sales orders and estimated sales price for following quarter through market analysis. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. In addition, the Company also considers factors like historic usage, product obsolescence, product merchantability and etc.

(i)	Investments

Investments in debt and marketable equity securities, including warrants and certain structured deposits, are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in other comprehensive income. Investments classified as held-to-maturity are reported at amortized cost. The cost of investments sold is determined by specific identification.

The Company routinely reviews available-for-sale and held-to-maturity securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of an asset may not be recoverable, the security is written down to fair value.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded in other expenses when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

The Company performs a quarterly review of intangible assets to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable See Note 10, “Intangible Assets, Net”, for further details.

(l)	Goodwill

Goodwill represents the excess of total consideration over the fair value of the identifiable assets less liabilities acquired in a business combination. Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment. The current accounting standard requires the Company to compare the fair value of a reporting unit to its carrying amount to determine if goodwill may be impaired. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

its carrying value. Fair values for reporting units are determined based on discounted cash flows, market multiples or appraised values. See Note 11, “Goodwill”, for further details.

(m)	Purchase price allocation

The Company accounts for business acquisitions using the purchase method of accounting. The Company allocates the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of total consideration over the fair value of the tangible assets are allocated to intangible assets and goodwill. See Note 5, “Business Acquisitions”, for further details.

(n)	Impairment of long-lived assets

The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Company compares the asset group’s carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. No impairment charges were recognized during the years ended December 31, 2007, 2008 and 2009.

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

The Company adopted the new standard relating to accounting for uncertainty in income taxes on January 1, 2007. See Note 26, “Tax Benefits (Expenses)”, for further details.

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

The majority of the Company’s products are shipped free-on-board (“FOB”) or cost-and-freight (“CFR”) with normal credit terms of 90 days or less. Accordingly, the Company must receive written evidence that the products have been delivered to FOB or CFR departure ports or airports assigned by customers prior to recognizing revenue. The Company also ships products based on free-on-carrier (“FCA”) destination terms under which the Company recognizes revenue after the Company ships products to shipment agents assigned by customers. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to PRC customers require the customers to prepay before delivery occurs. Such prepayments are recorded in advances from customers until delivery occurs.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recognizes revenue using the percentage of completion method to recognize revenues for systems integration projects for which the Company provides engineering, procurement and constructions (“EPC”) services under an EPC contract under the circumstance that the contract price is fixed or determinable and over $1.5 million or the project performance cycles to be longer than 6 months in accordance with the accounting standard relating to construction-type and production-type contracts. The Company uses this method because it considers costs incurred to be the best available measure of progress on these contracts. The Company makes estimates of the costs to complete a contract and recognize revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Company recognizes job material costs as incurred costs when the job materials have been installed. The Company considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

When the percentage-of-completion method is not appropriate, the Company recognizes revenue for system integration and automation machinery at the time the project is completed, if all other criteria have been met. Contract completion terms are typically within one year.

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

There were no such arrangements in 2007. During the years ended December 31, 2008 and 2009, the Company purchased $71.9 million, $32.5 million of raw materials and sold $94.6 million, $35.5 million of finished goods under these buy/sell arrangements.

(r)	Cost of revenue

Cost of revenue includes production related direct costs, indirect costs and shipping and handling costs for products sold, inventory obsolescence and lower of cost or market charges.

(s)	Warranty cost

The Company provides warranties for its products for up to 25 years after sales have taken place. Due to limited warranty claim history, the Company estimates the warranty costs based on the actual historical cost data, competitor data and academic research which are reviewed by in-house quality review personnel. Actual warranty costs are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(u)	Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of new subsidiaries such as organization costs. Costs related to the design, formulation and testing of new products or process alternatives are included in research and development expenses. Facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(v)	Foreign currency translation and comprehensive income

The US dollar, the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at exchange rates at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at exchange rates on the transaction date. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as the RMB, Euro (“EUR”) and Japanese Yen (“JPY”), which are their respective functional and reporting currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity and comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $139.4 million and $256.6 million as of December 31, 2008 and 2009, respectively.

Total comprehensive income is comprised of net income and fluctuations of other comprehensive income and amounted to $174.2 million, $64.2 million and $87.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Suntech Japan, has a unfunded noncontributory defined benefit plan which applies to all directors and employees since the date of hire. Suntech Japan’s pension liability is calculated based on actuarial valuation. The

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company is required to recognize in its balance sheet the funded status of a defined benefit postretirement plan, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

(y)	Share-based compensation

The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The estimated compensation cost is recognized ratably over the period the granter is required to provide services per the conditions of the award. See Note 24, “Share Options and Restricted Shares”, for further details.

(z)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

(aa)	Net income per share

Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per share and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, 3% Convertible Senior Notes due in 2013 and 5% Convertible Loan due in 2016 are included in the calculation of diluted earnings per share using the if-converted method if their inclusion is dilutive to earnings per share. See Note 17, “Convertible Notes”, for further details.

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year Ended December 31,
	2007	2008	2009
	(In millions, except for per share data.)

Income available to ordinary shareholders	$145.9	$32.4	$85.6

Weighted average number of ordinary shares for the calculation of basic income per share	151.7	154.7	169.7
Effect of dilutive potential ordinary shares:
Share options and warrants	8.5	5.6	2.8

Weighted average number of ordinary shares for the calculation of diluted income per share	160.2	160.3	172.5

Basic income per share	$0.96	$0.21	$0.50

Diluted income per share	$0.91	$0.20	$0.50

The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, the Company’s 3% Convertible Senior Notes due in 2013 and the Company’s 5% Convertible Loan due in 2016 are excluded from the calculation of diluted earnings per share for 2009 since the interest per share obtainable

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on conversion of these convertible notes and convertible loan exceeds basic earnings per share, and therefore they are anti-dilutive to earnings per share for 2009.

(ab)	Recently issued accounting pronouncements

In August 2009, the Financial Accounting Standards Board (“FASB”) published FASB Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value (“ASU 2009-05”). ASU 2009-05 amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The Company does not believe it will have a material effect on its consolidated financial statements and related disclosures.

In October 2009, the FASB published FASB ASU 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not believe it will have a material effect on its consolidated financial statements and related disclosures.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The amendments in this ASU eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of this ASU should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Company does not believe it will have a material effect on its consolidated financial statements and related disclosures.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2009, the FASB issued ASU 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities which amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009 (“ASU 2009-17”). The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not believe it will have a material effect on its consolidated financial statements and related disclosures.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”). The ASU amends ASC 820 (previously Statement No. 157, Fair Value Measurements) to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Company does not believe it will have a material effect on its consolidated financial statements and related disclosures.

3.	ACCOUNTING CHANGES

On January 1, 2009, the Company adopted the new accounting standard relating to noncontrolling interests (previously referred to as minority interests) that changed the accounting and reporting for noncontrolling interests in the consolidated financial statements. The noncontrolling interests as of December 31, 2009 were mainly composed by the share of interests owned by the noncontrolling interests related to the PRC subsidiaries which are not 100% owned by the Company. The new standard is effective for the Company on a prospective basis, except for presentation and disclosure requirements that are applied retrospectively.

On January 1, 2009, the Company also adopted the new accounting standard that impacts the accounting for convertible debt that may be settled in cash. The new standard requires cash settled convertible debt, such as the Company’s convertible senior notes, to be separated into debt and equity components at issuance and a value assigned to each..The value assigned to debt is the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this fair value, representing the value assigned to the equity component, is recorded as a debt discount and amortized to interest expense over the life of the bond. In addition, if the Company’s convertible debt is redeemed or converted prior to maturity and the fair value of the debt component immediately prior to extinguishment is different from the carrying value, a gain or loss on extinguishment is recognized.

This new standard also requires that deferred financing costs be allocated between debt (amortized to interest expense using the effective interest method) and equity based on the allocations between debt and equity at debt issuance. Although it has no impact on the Company’s actual past or future cash flows, it requires the Company to record a significant amount of non-cash interest expense as the debt discount is amortized. Retrospective application is required. The impact on financial statement presentation for the Company is summarized in the tables below.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal amount of the liability component of the Company’s convertible notes as of December 31, 2007 and 2008 was $500.0 million and $981.2 million, respectively, and unamortized discount of the convertible notes was $76.6 million and $168.4 million as of December 31, 2007 and 2008, respectively. The net carrying amount of the Company’s convertible notes as of December 31, 2007 and 2008 was $423.4 million and $812.8 million, respectively. The effective interest on the liability component for the Company’s outstanding convertible notes for the years ended December 31, 2007 and 2008 was 8.28% and 9.05%, respectively. Refer to Note 17 “Convertible Notes” for further information concerning the adoption of the new standard on the Company’s convertible senior notes.

Adjustments related to retrospective adoption of new accounting pronouncements — certain prior year amounts in the Company’s audited consolidated financial statements have been adjusted to reflect the retrospective adoption of the new standards on convertible debt and noncontrolling interests. The impacts on the audited Consolidated Balance Sheet as of December 31, 2007 and 2008, and the audited Statements of Operations for each of the two years in the period ended December 31, 2008, and the audited Statements of Cash Flows for the years ended December 31, 2007 and 2008 are summarized below.

Audited consolidated balance sheet as of December 31, 2008 (in millions)

		Adjustments	Adjustments
	As Previously	Convertible	Noncontrolling
Financial Statement Line	Reported	Debt	Interest	As Adjusted

Total current assets	$1,321.9	$—	$—	$1,321.9
Long-term deferred expenses(1)	62.8	(16.9)	—	45.9
Total assets	3,223.8	(16.9)	—	3,206.9
Total current liabilities	976.7	—	—	976.7
Convertible notes(2)	981.2	(168.4)	—	812.8
Total liabilities	2,140.9	(168.4)	—	1,972.5
Minority interest(5)	8.5	—	(8.5)	—
Additional paid in capital(3)	597.1	232.7	—	829.8
Retained earnings(4)	412.3	(81.2)	—	331.1
Noncontrolling interest(5)	—	—	8.5	8.5
Total equity	1,074.4	151.5	8.5	1,234.4
Total liabilities and equity	$3,223.8	$(16.9)	$—	$3,206.9

(1)	The decrease in long-term deferred assets resulted from the allocation of $6.5 million of deferred issuance cost to equity and $22.8 million to liabilities, partially offset by lower amortization expense of $12.4 million since issuance.

(2)	This represents an outstanding principal amount of $981.2 million less unamortized debt discount of $168.4 million.

(3)	Upon retrospective application, the Company increased additional paid-in capital by $232.7 million which represents the estimated equity component of the Company’s convertible notes.

(4)	The adoption resulted in an increase in non-cash interest expense of $48.5 million and $25.4 million for the years ended December 31, 2008 and 2007, respectively. In addition, adoption resulted in an adjustment of $7.3 million reduction to the gain resulted from the repurchase of the 2012 Senior Convertible Notes in 2008.

(5)	The adoption resulted in a change in the presentation on the consolidated balance sheets.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Audited consolidated balance sheet as of December 31, 2007 (in millions)

		Adjustments	Adjustments
	As Previously	Convertible	Noncontrolling
Financial Statement Line	Reported	Debt	Interest	As Adjusted

Total current assets	$1,257.5	$—	$—	$1,257.5
Long-term deferred expenses(1)	10.4	(10.0)	—	0.4
Total assets	1,957.0	(10.0)	—	1,947.0
Total current liabilities	478.1	—	—	478.1
Convertible notes(2)	500.0	(76.6)	—	423.4
Total liabilities	1,051.1	(76.6)	—	974.5
Minority interest(5)	17.9	—	(17.9)	—
Additional paid in capital(3)	530.8	92.0	—	622.8
Retained earnings(4)	324.1	(25.4)	—	298.7
Noncontrolling interest(5)	—	—	17.9	17.9
Total equity	888.0	66.6	17.9	972.5
Total liabilities and equity	$1,957.0	$(10.0)	$—	$1,947.0

(1)	The decrease in long-term deferred assets resulted from the allocation of $2.6 million of deferred issuance cost to equity and $11.6 million to liabilities, partially offset by lower amortization expense of $4.2 million since issuance.

(2)	This represents an outstanding principal amount of $500.0 million less unamortized debt discount of $76.6 million.

(3)	Upon retrospective application, the Company increased additional paid-in capital by $92.0 million which represents the estimated equity component of the Company’s convertible notes.

(4)	The adoption resulted in an increase in non-cash interest expense of $25.4 million for the year ended December 31, 2007.

(5)	The adoption resulted in a change in the presentation on the consolidated balance sheets.

Audited consolidated income statement for the year ended December 31, 2008 (in millions, except per share data)

		Adjustments	Adjustments
	As Previously	Convertible	Noncontrolling
Financial Statement Line	Reported	Debt	Interest	As Adjusted

Other expense, net(1)	$(69.4)	$(7.3)	$—	$(76.7)
Interest expense(1)	(57.6)	(48.5)	—	(106.1)
Minority interest(2)	1.4	—	(1.4)	—
Net income	88.2	(55.8)	(1.4)	31.0
Net income attributable to noncontrolling interest(2)	—	—	1.4	1.4
Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	$88.2	$(55.8)	$—	$32.4
Net income attributable to ordinary shareholders per basic share	$0.57	$(0.36)	$—	$0.21
Net income attributable to ordinary shareholders per diluted share	$0.52	$(0.32)	$—	$0.20

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	The adoption resulted in an increase in non-cash interest expense of $48.5 million for the years ended December 31, 2008. In addition, adoption resulted in an adjustment of $7.3 million reduction to the gain resulted from the repurchase of the 2012 Senior Convertible Notes in 2008.

(2)	The adoption resulted in a change in the presentation on the consolidated income statement.

Audited consolidated income statement for the year ended December 31, 2007 (in millions, except per share data)

		Adjustments	Adjustments
	As Previously	Convertible	Noncontrolling
Financial Statement Line	Reported	Debt	Interest	As Adjusted

Interest expense(1)	$(24.0)	$(25.4)	$—	$(49.4)
Minority interest(2)	2.7	—	(2.7)	—
Net income	171.3	(25.4)	(2.7)	143.2
Net income attributable to noncontrolling interest(2)	—	—	2.7	2.7
Net income attributable to ordinary Shareholders of Suntech Power Holdings Co., Ltd	$171.3	$(25.4)	$—	$145.9
Net income attributable to ordinary shareholders per basic share	$1.13	$(0.17)	$—	$0.96
Net income attributable to ordinary shareholders per diluted share	$1.02	$(0.11)	$—	$0.91

(1)	The adoption resulted in an increase in non-cash interest expense of $25.4 million for the years ended December 31, 2007.

(2)	The adoption resulted in a change in the presentation on the consolidated income statement.

Audited consolidated statement of cash flows for the year ended December 31, 2008 (in millions)

		Adjustments	Adjustments
	As Previously	Convertible	Noncontrolling
Financial Statement Line	Reported	Debt	Interest	As Adjusted

Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	$88.2	$(55.8)	$—	$32.4
Amortization of debt issuance cost	7.0	(7.0)	—	—
Amortization of debt discount	—	55.5	—	55.5
Gain on convertible notes repurchase	(31.1)	7.3	—	(23.8)
Net cash used in operating activities(1)	$(171.3)	$—	$—	$(171.3)

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Audited consolidated statement of cash flows for the year ended December 31, 2007 (in millions)

		Adjustments	Adjustments
	As Previously	Convertible	Noncontrolling
Financial Statement Line	Reported	Debt	Interest	As Adjusted

Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	$171.3	$(25.4)	$—	$145.9
Amortization of debt issuance cost	4.2	(4.2)	—	—
Amortization of debt discount	—	29.6	—	29.6
Net cash used in operating activities(1)	$(9.0)	$—	$—	$(9.0)

(1)	There is no overall impact on the Company’s actual past or future total operating, investing, or financing cash flows. However, certain amounts within “net cash provided by operating activities” on the audited consolidated statement of cash flows for each of the three years ended December 31, 2008 and 2007 have been reclassified to conform to the presentation under these accounting pronouncements.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, the Company adopted the accounting standard relating to fair value measurement and disclosures, which provides a framework for measuring fair value under US GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1:  Quoted prices in active markets that are accessible by the Company at the measurement date for identical assets and liabilities.

Level 2:  Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3:  Unobservable inputs are used when little or no market data is available.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of the assets and liabilities within the scope of the fair value guidance to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of December 31, 2009 are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Recurring Change in Fair Value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	At December 31, 2009
Assets (Liabilities) in Millions	Total	Level 1	Level 2	Level 3

Available for sale investments	$6.3	$6.3	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	0.3	0.3	—	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(8.1)	(1.3)	(6.8)	—

	$(1.5)	$5.3	$(6.8)	$—

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2008
Assets (Liabilities) in Millions	Total	Level 1	Level 2	Level 3

Available for sale investments	$6.2	$6.2	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	5.1	4.4	0.7	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(20.3)	(7.5)	(12.8)	—

	$(9.0)	$3.1	$(12.1)	$—

The available for sale investment is recorded in long-term equity investments and currency forward contracts are recorded in other financial assets” and other financial liabilities” in the consolidated balance sheets as of December 31, 2009. See Note 14, “Investment Securities”, and Note 19, “Other Financial Assets/Liabilities”, for further details.

Nonrecurring Change in Fair Value

The following table displays assets and liabilities measured at fair value on a non-recurring basis; that is, the instrument is not measured at fair value on an ongoing basis but is subject to fair value adjustments in certain circumstances (for example, when the Company recognizes an impairment charge).

The following table displays assets measured on the Company’s consolidated balance sheet at fair value on a non-recurring basis:

	At December 31, 2008
Assets in Millions	Total	Level 1	Level 2	Level 3

Other long-term equity investment	$40.0	—	—	$40.0

In accordance with the current accounting standard, a long-term equity investment accounted for as a cost-method investment with an initial carrying amount of $100 million was written down to its fair value of $40 million as of December 31, 2008 and no further impairment was deemed necessary as of December 31, 2009. There is no nonrecurring change in fair value in 2009. See Note 13 “Long-term Investments” for further details.

Valuation Classification

The following is a description of the fair value techniques used for instruments measured at fair value under the current fair value accounting standard as well as the general classification of such instruments pursuant to the valuation hierarchy described above.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Long-term Equity Investment — The fair value is estimated using a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discounted rate. Due to the lack of observable inputs, active markets or transparency to the underlying assets, the Company may rely on qualitative factors to estimate the fair values of the investments, including general macro-economic information and other data supplied by the investee. This fair value measurement is classified as Level 3.

The Company is also required to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2008 and 2009 was $812.8 million and $740.9 million, respectively. The estimated fair value of those debts, based on the market transaction information, was $543.1 million and $703.5 million, as of December 31, 2008 and 2009, respectively.

As of December 31, 2009, the carrying value of the Company’s cash and cash equivalents and restricted cash approximated their fair value and consist primarily of treasury money market funds and bank deposits. The carrying value of short-term financial instruments, including short-term investments, accounts receivable and payable, income taxes payable, and short-term borrowing, approximates fair value because of the short-term maturity period. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. Long-term loans to suppliers are measured based on an imputed interest rate which represents the suppliers’ average borrowing rate and therefore, approximates fair value.

The fair value estimates presented above are based on pertinent information available to management as of December 31, 2008 and 2009, respectively. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented.

5.	BUSINESS ACQUISITIONS

a)	MSK Corporation

On June 12, 2008, the Company acquired the remaining 33.12% of the equity interest of MSK for 1,310,328 Suntech shares with a fair value of $51.9 million, in a share exchange. Suntech previously acquired 66.88% equity interest in MSK in August 2006 for $111 million in cash and a combination of new and existing shares. The acquisition was accounted for as a business combination. The excess purchase price over the fair value was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management, including the intended future use of the acquired assets and analyses of historical and projected financial performance of the acquired business.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible liabilities assumed	$(4.3)
Intangible assets:
Trade name	22.1
Patents and technology	9.8
Customer relationships	5.8
Goodwill	18.5

Total consideration	$51.9

On June 4, 2009, MSK Corporation was renamed as Suntech Power Japan Corporation.

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

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible assets assumed	$10.2
Intangible assets:
Trade name	7.2
Patents and technology	8.6
Customer relationships	1.0
Others	1.4
Goodwill	25.6

Total consideration	$54.0

c)	Suntech Energy Solutions, Inc. (“SES”)

On September 24, 2008, the Company acquired 100% of SES for cash consideration of $6.8 million. SES is based in the United States. SES is engaged in PV system design, research and development, and installation services. The acquisition enhances the Company’s global system installation capability. The acquisition was accounted for as a business combination. The excess purchase price over fair value was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management, including the intended future use of the acquired assets, analyses of historical and projected financial performance of the acquired business.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible liabilities assumed	$(0.4)
Customer relationships	1.2
Covenant not to compete	1.1
Goodwill	4.9

Total consideration	$6.8

In 2009, SES was renamed as Suntech America after acquiring all the shares of Suntech America.

d)	CSG Solar AG

In order to enhance its research and development capabilities for thin film products, the Company extends its investment by acquiring technical expertise in this area. In March 2009, the Company entered into a share purchase and subscription agreement with CSG Solar AG (“CSG”), in which the Company agreed to acquire 74.97% equity share of CSG with a total consideration of EUR 7.0 million (equivalent of $9.7 million). Consideration payment was split into 3 tranches and the Company paid EUR 0.6 million (equivalent of $0.8 million), EUR 2.0 million (equivalent of $2.8 million) and EUR 4.4 million (equivalent of $6.1 million) on Mach 17th, 2009, May 22th, 2009

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and August 19th, 2009, respectively. On April 28th, 2009, the Company further acquired 1.73% of the equity interest of CGS for EUR 0.5 million (equivalent of $0.6 million) in cash and completed the acquisition on September 15, 2009.

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible assets assumed	$11.0
Negative goodwill	(0.7)

Total consideration	$10.3

The Company recognized this negative goodwill in other income in 2009 as the amount was immaterial.

6.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2008	2009

Raw materials	$105.7	$57.1
Work-in-process	6.1	4.3
Finished goods	120.1	218.7

	$231.9	$280.1

The Company recorded lower of cost or market provisions for inventories of $1.3 million and, $50.1 million during the years ended December 31, 2007 and 2008, respectively. During the year ended December 31, 2009, a total amount of $22.7 million lower of cost or market provisions made in the prior year was transferred out as a reduction of cost of revenue along with the sales of related products or usage of related raw materials. $7.0 million and $3.1 million were charged as provision for purchase commitments during the year ended December 31, 2008 and 2009 which was recorded in other current liabilities. No similar charges were recorded during the year ended December 31, 2007.

7.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivables are recognized and carried at the original invoice amount less allowance for any doubtful accounts. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company made provisions for doubtful accounts of in the aggregate amount of $1.4 million, $15.8 million and negative $0.1 million during the years ended December 31, 2007, 2008 and 2009, respectively. Bad debts are written off as incurred.

Included within the accounts receivable, there was EUR 76.8 million (equivalent of $110.2 million) balance from investee companies of Global Solar Fund (“GSF Investees”) as of December 31 2009. Sales to GSF Investees are made on an arms-length basis with similar sales terms as those offered to third parties, and follow the same revenue recognition policy. In 2009, total sales to GSF Investees were EUR 91.0 million (equivalent of $115.8 million). The Company conducted a thorough credit review process before agreeing to the credit terms provided to GSF Investees which process also considered the availability of financing support from Global Solar Fund to its investee companies.

From time to time, the Company enters into accounts receivables factoring agreements with unaffiliated financial institutions. The Company has accounted for these contracts of accounts receivables factoring as sales where the entire credit risk is transferred to the factoring company. Such receivables are excluded from the assets in the Company’s balance sheet. During 2009, the Company sold trade account receivables aggregating $178.6 million with total discount of $0.9 million recorded in interest expense. The Company’s ability to sell such receivables to these financial

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Other receivables represents non-trade receivables from third parties, net of specific provision for doubtful account such as receivables from a third party leasing company for certain sale and lease back transactions, refundable deposit as bidding guarantees, and other miscellaneous non-trade receivables.

8.	SHORT-TERM INVESTMENTS

During the year ended December 31, 2009, the Company entered into four principal protected structured deposits (“Structured Deposit”) arrangements amounting to $200 million which linked to the Euro U.S. Dollar exchange rate performance. The Structured Deposit provided principal protection if the Company held the deposits until the short-term stated maturity date which is February 8 or Feb 11, 2010. The Structured Deposit was classified as held-to-maturity investment and recorded in amortized cost. During the year ended December 31, 2009, the Company recorded $0.8 million interest income generated from the Structured Deposit.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2008	2009

Cost
Land	$4.5	$5.0
Buildings	176.6	278.8
Leasehold improvements	5.3	10.4
Plant and machinery	260.4	404.3
Furniture, fixtures and equipment	31.9	46.4
Motor vehicles	2.3	2.3
Construction in process	275.4	165.0

Total	756.4	912.2
Less: Accumulated amortization	(71.9)	(134.6)

Property, plant and equipment, net	$684.5	$777.6

Depreciation expense was $17.6 million, $34.9 million and $58.2 million for the years ended December 31, 2007, 2008 and 2009, respectively. Capitalized interest was $3.4 million and $9.0 million for the year ended December 31, 2008 and 2009, respectively and immaterial for the years ended December 31, 2007.

Construction in process primarily represents the construction of thin film plants and expansion of existing PV cell capacities.

The Company conducts a significant portion of its operations from leased machinery and equipment in Wuxi and Shanghai. See Note 21, “Capital lease obligations”, for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	INTANGIBLE ASSETS, NET

Net acquired intangible assets, consist of the following:

	At December 31,
	2008	2009

Trade name	$85.6	$83.8
Patents and technology	44.7	44.0
Customer relationship	26.9	26.3
Technical know-how	1.8	2.3
Prepaid land use rights	27.1	27.1
Others	3.8	4.4

Total	189.9	187.9
Less: Accumulated amortization	(13.2)	(21.2)

Total	$176.7	$166.7

Intangible assets with determinable lives are amortized on a straight-line basis. Amortization expense for the years ended December 31, 2007, 2008 and 2009 were $2.9 million, $6.7 million and $8.2 million, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $7.1 million, $6.5 million, $5.6 million, $5.1 million and $4.8 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014.

11.	GOODWILL

The carrying amount of goodwill for the years ended December 31, 2008 and 2009 were as follows:

	2008	2009

Beginning of year	$29.8	$87.6
Goodwill acquired during the year	49.0	—
Translation	8.8	(1.5)

Ending of year	$87.6	$86.1

Impairment tests performed in 2008 and 2009 did not result in any adjustments to the carrying value of goodwill or intangible assets.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	INVESTMENTS IN AFFILIATES

Investments in affiliates are accounted for by equity method of accounting, and consist of the following:

	At December 31,
	2008		2009
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)

Glory(1)	$25.4	18.0	$34.6	18.0
Shunda(2)	101.9	15.8	100.4	15.8
Global Solar Fund(3)	90.0	86.0	86.5	86.0
Gemini Solar
Development and Gemini Fund I(4)	0.3	50.0	0.3	50.0
Gemini AE(8)	—	—	0.4	50.0
Yunnan Diantou(5)	3.5	24.0	3.5	24.0
Asia Silicon(6)	—	—	19.8	20.0
Guoxin Suntech(7)	—	—	1.4	49.0
Zhongjieneng Suntech(9)	—	—	1.5	20.0
Ningxia Diantou Suntech(10)	—	—	2.6	49.0
Huadian Ningdong(11)	—	—	0.4	40.0

Total	$221.1		$251.4

(1)	In May 2008, the Company acquired 18.0% equity interest in Glory Silicon Technology Investments (Hong Kong) Limited (BVI) (“Glory”) for total cash consideration of $21.4 million. The Company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Glory’s operations.

(2)	In May 2008, the Company acquired 15.8% equity interest, comprised of convertible preferred stock, in Shunda Holdings Co., Ltd. (Cayman) (“Shunda”) for total cash consideration of $101.9 million. Further in May 2009, the Company changed all these preferred shares it hold into ordinary shares and the equity interest remains unchanged. The Company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Shunda’s operations.

(3)	In June 2008, the Company committed to acquire 86.0% share equity of Global Solar Fund, S.C.A., SICAR (“GSF”) as a limited partner for total cash consideration of EUR 258 million (equivalent of $364.6 million). GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Shi, Chairman and CEO of the Company, holds an investment amounting to a 10.67% equity interest in GSF. Dr. Zhengrong Shi (Chief Executive Officer, or CEO of the Company) and Mr. Stuart Wenham (Chief Technology Officer, or CTO of the Company) are members of GSF’s board of managers. The Company has a 50% voting interest in GSF and capital calls require the approval of at least one of the Company’s representatives on the board of managers. The commitments are payable upon a capital call. As of December 31, 2008 and 2009, the aggregative capital calls related to GSF were $93.7 million and $103.3 million respectively. The related capital call commitment related to GSF was $72.8 million as of December 31, 2009 and was payable upon request.. As of December 31, 2008 and December 31, 2009, GSF had a total of six and five investee companies, respectively, and had made aggregate commitments to such investee companies totaling EUR 32.9 million (equivalent of $47.1 million) and EUR 24.0 million (equivalent of $34.4 million), respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	In September 2008, the Company established two joint ventures, Gemini Solar Development Company LLC (U.S.) (“Gemini DevCo”) and Gemini Fund I Manager LLC (U.S.) (“Gemini Fund I”), for total cash consideration of $0.3 million.

(5)	In October 2008, the Company committed to subscribe for a minority interest, representing a 24.0% equity interest, in Yunnan Diantou New Energy Development Co., Ltd. (PRC) (“Yunnan Diantou”) for total cash consideration of $17.6 million, and $3.5 million has been paid as of December 31, 2009.

(6)	During 2009, the Company acquired 20% of the equity interest of Asia Silicon Co., Ltd. (BVI) (“Asia Silicon”) for a total consideration of $17.5 million. As of December 31, 2009, the Company has entered into certain polysilicon materials supply agreements with Asia Silicon, details of which are discussed in Note 27, “Related Parties Transactions and Balances”.

(7)	In March 2009, the Company subscribed 49% of the equity interest of a newly established joint venture “JiangSu Guoxin Suntech Solar Power Generation Co., Ltd.” (“Guoxin Suntech”) with a total cash consideration of $1.4 million.

(8)	In April 2009, the Company established a joint venture, Gemini AE Solar, LLC (“Gemini AE”), for total cash consideration of $0.5 million.

(9)	In August 2009, the company subscribed 20% of newly established joint venture “Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd” (“Zhongjieneng Suntech”), for total cash consideration of $1.4 million.

(10)	In December 2009, the Company subscribed 49% of the equity interest of a newly established joint venture “Ningxia Diantou Suntech Solar Power Co., Ltd” (“Ningxia Diantou Suntech”) with a total cash consideration of $2.6 million.

(11)	In December 2009, the Company committed to subscribe 40% equity interest in a newly established joint venture “Huadian Ningxia Ningdong Suntech Solar Power Co., Ltd.” (“Ningdong Suntech”) for total cash consideration of $2.2 million, among which $0.4 million has been paid as of December 31, 2009 and the remaining $1.8 million will be payable when future milestones are met.

Summarized financial information for significant non-consolidated equity method investments, representing 100% of the respective amounts included in the companies’ financial statements, is as follow:

Aggregated income statement data

For Fiscal year	2008	2009

Net operating revenue	$428.1	$622.5
Gross profit	47.9	113.4
Operating income	27.7	83.4
Net income	$8.1	$34.4

Balance sheet data

As of December 31	2008	2009

Current assets	$291.1	$482.3
Non-current assets	794.0	790.7
Current liabilities	527.2	719.7
Non-current liabilities	$261.0	$215.8

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	LONG-TERM INVESTMENTS

Long-term investments consist of $47.5 million equity investments accounted for by the cost method and $6.3 million investment securities classified as available-for-sale. See Note 14 “Investment Securities” for further details. Cost method equity investments are as follows:

	At December 31,
	2008		2009
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)

Xi’an Longi(1)	$7.3	5.0	$7.3	4.7
Nitol(2)	40.0	14.0	40.0	11.5
Jiangsu Huariyuan(3)	1.0	25.0	—
Huadian Dongtai Suntech(4)	—	—	0.2	10.0

Total	$48.3		$47.5

(1)	In May 2008, the Company acquired a 5% equity interest in Xi’an Longi Silicon Material Limited (“Xi’an Longi”) for a total cash consideration of $7.3 million. This equity interest was slightly diluted to 4.73% in 2009.

(2)	In 2008, the Company acquired a total of 14.0% equity interest in Nitol Solar Limited (“Nitol”) for total cash consideration of $100 million. The investment was evaluated for impairment because of an adverse change in the market condition of companies in the PV solar industry as of December 31, 2008. Factors which the Company considered in determining that the investment was other-than-temporarily impaired, included a significant deterioration in Nitol’s earnings performance since the investment was made, significant adverse changes in the global economy and solar market conditions, Nitol’s activities in seeking significant additional financing to finance working capital needs, and the values at which subsequent equity transactions at Nitol were made. In addition, the Company performed valuations of the investment in Nitol using both the income approach and market approach which supported an other-than-temporary impairment. As a result of that evaluation, the Company recorded an impairment charge of $60.0 million as of December 31, 2008. Based on the Company’s evaluation of the near-term prospects of the investee, the Company believes that no additional impairment need as of December 31, 2009. The ownership has been diluted into 11.5% as of December 31, 2009 after the debt restructuring of the investee in May 2009.

(3)	The Company disposed this investment in 2009 at its initial investment cost.

(4)	In November 2009, the Company acquired 10% equity interest in “Huadian Dongtai Suntech Power Co., Ltd “(“Huadian Dongtai Suntech”) for total cash consideration of $0.2 million.

14.	INVESTMENT SECURITIES

During March 2008, the Company acquired a 11.7% equity interest in Hoku Science Inc. (“Hoku”), a NASDAQ listed company for a total cash consideration of $20.0 million. The Company does not have any voting interest in the investee, and accounted for this investment as available-for-sale. For the year ended December 31, 2008, an unrealized loss of $13.8 million was recorded in other expenses as other-than-temporary impairment based on the Company’s evaluation. Factors which were considered in determining that the investment was other-than-temporarily impaired, included the inability of the Company to continue to assert that it would hold on to the investment until recovery given the significant market changes in polysilicon supply and demand, the decline in the stock price of Hoku Scientific, which is a publicly traded company, the lengthy time period for which Hoku’s stock price has been below the Company’s investment cost, and the lack of strong evidence to refute the severity and duration of the decline. In December 2009, Tianwei New Enbergy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting the Company’s equity interest of Hoku to approximately 4.19%.The $6.3 million balance represents the fair value of the investment as of December 31, 2009 and $0.1 million unrealized gain is recognized in other comprehensive income as of December 31,

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009. No further impairment is deemed necessary for this investment based on the Company’s evaluation as of December 31, 2009.

15.	LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2008	2009

Warrants granted to a supplier	$110.4	$102.9
Long-term prepayments to suppliers	137.2	84.5
Others	1.2	0.7

Total	$248.8	$188.1

On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has a “take or pay” obligation to purchase the minimum annual quantities over a 10-year period starting from January 1, 2007 at fixed price. The Company granted to the supplier a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per warrant share. This warrant vested on the grant date and is exercisable in 5 separate 20% annual increments, with the first and second 20% annual increment being exercisable on January 1, 2008 and January 1, 2009, respectively. Each additional annual increment shall become exercisable on January 1, 2010, 2011 and 2012, respectively.

The fair market value of warrants was determined on the grant date through the Black-Scholes option pricing model using the following assumptions.

At July 25,
2006

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%

The fair value of the warrant was initially recorded as a long-term prepayment and equity, and amortization of the asset started with delivery in January 2007. The remaining balance will be amortized ratably over the life of the supply contract, which is 10 years, in accordance with the actual delivery volume over the total contracted delivery volume. The Company amortized warrant costs of $2.6 million, $4.8 million and $7.5 million for the years ended December 31, 2007, 2008 and 2009, respectively, in cost of revenues. The unamortized outstanding balance was $102.9 million as of December 31, 2009.

16.	LONG-TERM LOANS TO SUPPLIERS

Long-term loans to suppliers consist of the following:

	At December 31,
	2008	2009

Supplier A	$73.0	$54.7
Asia Silicon Co., Ltd.	11.0	*

Total	$84.0	$54.7

*	Asia Silicon has become a related party to the Company in 2009 and the long term loan granted to Asia Silicon in prior year has been reclassified to amount due from related party which is disclosed in Note 27.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of the agreement, specified in Note 15 “Long-term Prepayment”, an aggregate amount of $625 million in loans was committed to Supplier A with a drawdown period of eleven years starting from 2007, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity, and it should repay 97% of prior years’ loan principal by every two years then the Company will grant new loan to it. Aggregately, the loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). The loan payment and loan payback amounts for each year are fixed according to a schedule agreed to by both parties, and are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Contract Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Loan payment	$87.5	$25.0	$37.5	$50.0	$75.0	$75.0	$75.0	$125.0	$75.0	$0	$0	$625.0
Loan payback	$0	$42.4	$54.6	$30.3	$42.4	$60.6	$72.8	$72.8	$97.0	$97.0	$36.4	$606.3

If the Company fails to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, the supplier may retain a portion of the loan up to the purchase shortfall. During the year ended December 31, 2009, the Company received a repayment of $54.6 million from Supplier A and loaned Supplier A of $37.5 million and as of December 31, 2009 the outstanding principal amount of the loan due from the supplier was $53.0 million. Imputed interest was computed using the weighted average interest rate of 2.2% for comparable long-term supplier borrowings. $7.3 million has been accrued and charged as imputed interest for the interest free loan as of December 31, 2009 and amortized imputed interest income recorded as cost of revenue amounts to $1.2 million, $2.0 million and $2.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

17.	CONVERTIBLE NOTES

	At December 31,
	2008	2009

2012 Convertible Notes
—Principal amount	$406.2	$225.1
—Unamortized debt discount	(33.7)	(1.5)
2013 Convertible Notes
—Principal amount	575.0	575.0
—Unamortized debt discount	(134.7)	(107.2)
IFC Convertible Loan
—Principal amount	—	50.0
—Unamortized debt discount	—	(0.9)
Others
—Principal amount	—	0.4
—Unamortized debt discount	—	—

Total	$812.8	$740.9

Description of the 2012 Convertible Notes

In February 2007, the Company issued, in a private placement, $425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“2012 Notes”). Each $1,000 principal amount of the 2012 Notes is initially convertible into 20.5074 American Depository Shares (“ADS”) par value $0.01 per share at a conversion price of $48.76, subject to adjustment. The 2012 Notes are convertible, at the option of the holder, prior to February 15, 2010, upon occurrence of specified events, including but not limited to a change in control, or if after any calendar quarter ending after March 31, 2008, (1) the closing sales price of the Company’s ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the 2012 Notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the 2012 Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) if the average trading price per $1,000 principal amount of the notes during the note measurement period was equal to or less than 97% of their average conversion value during the note measurement period; (3) the 2012 Notes will be convertible upon the occurrence of specified corporate transactions as defined in the agreement; (4) the 2012 Notes will be convertible if the Company has called the notes for redemption; and (5) the notes will be convertible from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2012 Notes, solely to cover over-allotments.

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

The equity component or discounted equity for the 2012 Notes amounted to $92.0 million. The discount on the liability component is amortized through interest expense from February 2007 to the first put date, or January 2010 using the effective interest method. Amortization of the discount on the liability component amounted to $34.6 million and $20.0 million for the years ended December 31, 2008 and 2009, respectively.

In December 2008, the Company repurchased $93.8 million aggregate principal amount of 2012 Notes for a total cash consideration of $61.0 million. Deferred offering expenses of $8.4 million were written off along with the repurchase of 2012 Senior Notes. The Company recorded a $23.8 million gain in other income.

In 2009, the Company repurchased $181.2 million aggregate principal amount of 2012 Notes for a total cash consideration of $159.6 million. Deferred offering expenses of $12.2 million were written off along with the repurchase transaction. $9.5 million gain was recorded in other income.

Description of the 2013 Convertible Notes

In March 2008, the Company issued, in another private placement, $500 million aggregate principal amount of Convertible Senior Notes due March 15, 2013, with an interest rate of 3.0% (“2013 Notes”). Each $1,000 principal amount of the 2013 Notes will initially be convertible into 24.3153 American Depository Shares, or ADSs, par value $.01 per share at a conversion price of $41.13 per ADS only under the following circumstances: (1) if the closing price of the Company’s ADSs reaches specified thresholds, (2) if the trading price of the notes falls below specified thresholds, (3) if specified corporate transactions occurs or (4) during specified periods, except that in lieu of delivering the Company’s ADSs upon conversion, the Company may elect to deliver cash or a combination of cash and the Company’s ADSs. On the issuance date, March 12, 2008, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2013 Notes, solely to cover over-allotments.

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

The equity component or discounted equity for the 2013 Notes amounted to $140.7 million. The discount on the liability component is amortized through interest expense from March 2008 to the maturity date, or February

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2013 using the effective interest method. Amortization of the discount on the liability component amounted to $20.9 million and $27.5 million for the years ended December 31, 2008 and 2009, respectively.

Description of the IFC Convertible Notes

In June 2009, the Company entered into a $50 million convertible loan arrangement with International Financial Corporation (“IFC”), a member of the World Bank Group, to support the Company’s transition to the high efficiency Pluto technology and debt refinancing requirements. The convertible loan has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the loan will be repayable in full 7 years after the date of drawdown. The conversion price of the loan is $18.00 per ADS (“Conversion Rate”), and was drawn down in July 2009. IFC may at its option convert the Loan in whole or in part, at any time prior to Maturity Date, into ADSs at the Conversion Rate.

The total debt issuance cost for obtaining the convertible loan amounted to $1.0 million, and is amortized through interest expense from July 2009 to the maturity date, using the effective interest method. Amortization of the debt issuance cost was $0.1 million for the year ended December 31, 2009.

18.	BANK BORROWINGS

	At December 31,
	2008	2009

Bank borrowings	$644.4	$938.4

Analysis as:
Short-term	615.8	797.2
Long-term, current portion	22.7	3.2

Subtotal	638.5	800.4
Long-term portion	5.9	138.0

Total	$644.4	$938.4

As of December 31, 2009, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of $225.0 million due 2012 which are puttable in 2010 and the 3.00% Convertible Senior Notes of $575.0 million due 2013

Maturity	Amount

2010	$1,025.4
2011	23.2
2012	31.8
2013	611.0
2014	45.0
After 2014	2.0

Total	$1,738.4

The Company’s short-term and long-term bank borrowings bore an annual average interest rate of 6.41%, 6.65% and 4.27%, 4.88% in 2008 and 2009, respectively. These loans are borrowed from various financial institutions. $182.5 million of these loans are restricted to purchase fixed assets as of December 31, 2009. Cash proceeds from the restricted borrowings were fully utilized. Other borrowings do not contain any financial covenants or restrictions. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In May 2007, the Company entered into a ten-year loan facility agreement in the aggregate principal amount of $2.6 million (Euro2.0 million) with KFW-Darlehen. The borrowing does not require any collateral or guarantee and bears a fixed interest rate of 3.9% per annum. Later in 2007, Kuttler entered into another five-year loan facility agreement in the aggregate principal amount of $0.9 million (Euro0.7 million) with KFW-Darlehen. The borrowing does not require any collateral or guarantee and bears a fixed interest rate of 5.0% per annum. The facilities have been repaid by $0.2 million and $0.4 million separately and the total outstanding balance of the two borrowings was $2.9 million as of December 31, 2009.

The Company has one credit facility with Bank of China, which is restricted to purchase fixed assets as opposed to working capital needs. The maximum borrowing amount of the fixed assets credit facility is $43.9 million (RMB300 million), of which $3.7 million (RMB 25 million) was drawn down in 2009. The restricted credit facility bears an interest rate of 5.4% per annum.

In November 2008, the Company entered into a three-year interest free loan facility agreement in the aggregate principal amount of $2.9 million (RMB 20 million) with Jiangsu International Trust & Investment Corporation (“JITIC”), all of which has been drawn in 2008. The interest free loan from JITIC is restricted from investing in fixed assets related to the Pluto Technology.

In April 2009, the Company entered into a five-year Syndicated Loan facility agreement led by China Development Bank. Such facility is restricted only for purchasing fixed assets, and has a maximum borrowing amount of $198.5 million. It bears an interest rate of 6 month LIBOR plus 3.5% per annum and contains certain financial covenants. The Company was in compliance with the covenants as of December 31, 2009. The facility is secured by the Company’s existing fixed assets with a fair value of $239.5 million in March 2009, the fixed assets to be acquired through this bank loan together with its own capital if necessary amounting to no less than $210 million and all of the operating earnings to be generated from the these fixed assets under such loan facility. The Company drew down $118.5 million of the loan as of December 31, 2009.

In February 2009, the Company entered into a two-year long term loan facility agreement in the aggregate principal amount of $11.7 million (RMB80 million) with China Construction Bank. The borrowing does not require any collateral or guarantee. All the facility was drawn down and bear a interest rate of 4.50% as of December 31, 2009.

In February 2009, the Company also entered into a three-year long term loan facility agreement in the aggregate principal amount of $1.5 million (RMB10 million) with China Development Bank. Such facility is restricted only for purchasing fixed assets and requires the guarantee of Qinghai Tiancheng Guarantee Limited Company. As of December 31, 2009 all the facility was drawn down.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	OTHER FINANCIAL ASSETS/LIABILITIES

The following table displays the outstanding notional balances and the estimated fair value of the Company’s foreign-currency forward exchange contracts as of December 31, 2009 and 2008:

	As of December 31,
	2008		2009
	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value

Foreign exchange forward contracts:
Deliverable contracts:
Under cash flow hedge	$183.8	$(4.8)	$—	$—
Not under cash flow hedge	206.2	(9.3)	145.6	(7.8)
Non deliverable contracts	26.0	—	—	—
Non deliverable options	48.0	(1.1)	—	—

Total foreign-currency exchange forward contracts	$464.0	$(15.2)	$145.6	$(7.8)

Other financial assets are classified as:
Current		$5.1		$0.3
Non-current		—		—

		$5.1		$0.3
Other financial liabilities are classified as:
Current		(12.5)		(8.1)
Non-current		(7.8)		—

		(20.3)		(8.1)

Total		$(15.2)		$(7.8)

The Company recorded foreign-currency forward exchange losses not under hedge accounting of $3.7 million, $9.3 million and $8.0 million in other income (expense) net for the years ended December 31, 2007, 2008 and 2009, respectively. The Company qualified for cash flow hedge accounting for a portion of the forward contracts entered into in 2008 with a total notional amount of $183.8 million. $4.8 million unrealized loss associated with those forward contracts recorded in other comprehensive income as of December 31, 2008 was settled in 2009 and then recognized in other income (expense) net. No forward contracts qualified for hedge accounting were outstanding as of December 31, 2009.

20.	ACCRUED WARRANTY COSTS

The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

	At December 31,
	2008	2009

Beginning balance	$22.5	$41.4
Increase due to acquisition of a subsidiary	0.6	—
Warranty provision	21.7	16.8
Warranty costs incurred	(3.4)	(3.0)

Ending balance	$41.4	$55.2

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	CAPITAL LEASE OBLIGATIONS

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

December 31,
2009

Building	$43.6
Machinery and equipment	53.8
Furniture, fixtures and equipment	3.5

Total	100.9
Less: Accumulated depreciation	(8.6)

Total	$92.3

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2009:

At December 31,
2009

2010	$23.0
2011	18.5
2012	17.5
2013	16.9
2014	14.0
Later years	38.0

Total minimum lease payments	127.9
Less: Amount representing interest	(37.7)

Present value of net minimum lease payments	$90.2

Analysis as:
Current	23.0
Non-current	104.9

$127.9

The above capital lease obligations are included in other current liabilities and other long-term liabilities in the balance sheet.

22.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a)	China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for such employee benefits were $2.0 million, $5.2 million and $6.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(b)	Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an appropriation of 10% of after tax profit (in accordance with relevant PRC Company Law and regulations and the Articles of Association of the Company’s PRC subsidiaries); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The appropriation made by the subsidiaries in 2007, 2008 and 2009 is $7.1 million, $1.8 million and $30.7 million, respectively.

(c)	Other

Pursuant to the board resolutions of 2005 to 2009, retained earnings of $168.9 million were transferred and declared as registered capital of certain PRC subsidiaries. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be recorded in retained earnings of the Company.

23.	EMPLOYEE BENEFIT PLANS

As described in note 22 (a), employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. In addition, the Company is required by law to contribute approximately 8%, 12%, 1% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $0.4 million, $1.2 million and $1. 2 million for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts contributed for housing funds were $0.4 million, $1.0 million and $1.3 million for the years ended December 31, 2007, 2008 and 2009, respectively. The amounts contributed for other benefits were $1.2 million, $3.0 million and $4.0 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company has an unfunded noncontributory defined benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company used a December 31 measurement date for this plan. The unfunded retirement benefit pension plans covers substantially all of its employees of Suntech Japan and certain subsidiaries. The benefits are in the form of lump-sum payments and are based on final monthly pensionable salary, years of service and position.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information about the component of net periodic EPF of Suntech Japan at December 31, 2008 and 2009 are as follows:

	2008	2009

Company service cost	$0.16	$0.20
Interest cost	0.03	—

Net periodic EPF cost	$0.19	$0.20

The liabilities are affected by changing market conditions, as well as when actual plan experience is different than assumptions. Such events result in gains and losses. In 2007, the Company sold the MSK Fukuoka plant and terminated employees resulting in a curtailment and settlement gain of approximately $0.16. There was no gain in 2008 or 2009.

The following table sets forth the projected benefit obligation and funded status at December 31, 2008 and 2009.

	At December 31,
	2008	2009

Change in Projected Benefit Obligation (PBO):
PBO	$3.59	$4.71
Service cost	0.16	0.20
Interest cost	0.04	—
Actuarial gain	(0.03)	(1.30)
Curtailment	—	—
Benefits paid	(0.02)	0.30
Translation	0.97	(0.72)

PBO	$4.71	$3.19

Change in accrued pension cost:
Accrued pension cost	$(3.59)	$(4.71)
Net periodic pension cost	(0.20)	(0.20)
Actual benefits paid by Suntech Japan	0.02	0.30
Translation	(0.94)	1.42

Accrued pension cost	$(4.71)	$(3.19)

Estimated Future Benefit Payments

The following benefit payments covering the EPF pension plan have been projected based on benefits earned to date and the expectation that certain future service will be earned by currently active employees:

Pension

2010	$0.3
2011	0.4
2012	0.3
2013	0.3
2014	0.3
2015-2018	$1.4

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Periodic Benefit Cost Assumptions

Significant assumptions used in determining net periodic benefit cost for the years ended December 31, 2008 and 2009 are (in weighted averages):

	December 31,
	2008	2009

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	2.0%	2.0%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	2.0%	2.0%

The Company determines the expected return based on historical returns and estimated future returns.

24.	SHARE OPTIONS AND RESTRICTED SHARES

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provide grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2009, options to purchase up to 18.5 million ordinary shares are authorized under the Option Plan. Share options and restricted stock are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of 5 years. Generally, share option grants to employees vest over 3 years from date of grant while certain options granted vest immediately. Restricted stock options generally vest over 1 to 5 years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2009, options to purchase 14.6 million ordinary shares were granted. 0.4 million of those options and restricted shares were exercised and 0.3 million of those options and restricted shares were forfeited during the year ended December 31, 2009. As of December 31, 2009, 5.0 million shares were authorized and available for further grants of share-based awards.

Share-based compensation cost was approximately $24.2 million, $11.4 million and $6.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

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

On September 1, 2006, the Company granted options to acquire 0.12 million ordinary shares to certain employees. 46.7 thousand of these options vested on September 5, 2006. 36.7 thousand of the options vested on

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.

On November 19, 2006, the Company granted options to acquire 0.5 million ordinary shares to certain directors and employees. One-third of these options vested on November 19, 2007, November 19, 2008, and November 19, 2009 respectively. 0.05 million of these options were forfeited during the year ended December 31, 2009. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $27.000 per option.

The following assumptions were used in the Black-Scholes option pricing model for options granted to employees, consultants and contributors during year 2005 and 2006:

				Options to	Options to
	Options to Employees			Consultants	Contributors
	Granted on	Granted on	Granted on	Granted on	Granted on
	September 5,	September 1,	November 19,	September 5,	May 6,
	2005	2006	2006	2005	2005

Average risk-free rate of return	4.460%	5.040%	5.1780%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.55 years	3.50 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	55.80%	70%	80%
Dividend yield	0%	0%	0%	0%	0%

Expected volatility is based on the standard deviation of the Company’s daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity and information regarding options outstanding as of December 31, 2009 is as follows:

			Weighted Average	Aggregate
	Number of	Weighted Average	Remaining	Intrinsic
	Options	Exercise Price	Contract Life	Value
	(In millions, except price and contract life data)

Options outstanding on January 1, 2009	4.3	$8.969	1.81 years	$18.5
Forfeited	(0.1)	$16.048	N/A	N/A
Exercised	(0.2)	$6.922	N/A	$2.1

Options outstanding on December 31, 2009	4.0	$8.886	0.79 year	$34.8

Options vested or expected to vest at December 31, 2009	4.0	$8.886	0.79 year	$34.8

Options exercisable at December 31, 2009	4.0	$8.886	0.79 year	$34.8

No options were granted to employees during the years ended December 31, 2008 and 2009, respectively.

The total fair value of options vested for the years ended December 31, 2007, 2008 and 2009 was $17.8 million, $17.6 million and $1.3 million, respectively.

As of December 31, 2009, all outstanding options were vested therefore, the share-based compensation expense had all been recognized, and there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under this employee options plans.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to share options outstanding on December 31, 2009:

	Options Outstanding				Options Exercisable
			Weighted			Weighted
		Weighted Average	Average	Aggregate		Average	Aggregate
	Number	Remaining	Exercise	Intrinsic	Number	Exercise	Intrinsic
	Outstanding	Contractual Life	price	Value	Exercisable	Price	Value
	(In millions, except price and contract life data)

May 6, 2005	0.0		$2.31	$0.2	0.0	$2.31	$0.2
September 5, 2005	3.6		$6.92	$34.6	3.6	$6.92	$34.6
November 19, 2006	0.4		$27.0	$0.0	0.4	$27.0	$0.0

	4.0	0.79 years		$34.8	4.0		$34.8

The Company uses the Black-Scholes option-pricing model to estimate the fair value of each non-qualified stock option grant. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price. In accordance with the current accounting guidance, for all share-based compensation awards granted after December 31, 2007, the average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach. The risk-free interest rate is based on US Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.

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

	Year Ended December 31, 2009
	Granted on	Granted on	Granted on	Granted on
	March 5, 2007	April 2, 2007	July 2, 2007	October 1, 2007

Average risk-free rate of return	4.900%	5.040%	5.020%	4.150%
Weighted average expected option life	0.25 years	0.25 years	0.25 years	0.25 years
Volatility rate	56.00%	57.58%	61.23%	64.79%
Dividend yield	0%	0%	0%	0%

Restricted Shares to Employees

On November 19, 2006, the Company granted 0.4 million restricted shares to certain employees. For 0.08 million restricted shares granted to an internal consultant, one-fifth of these shares vested immediately on November 19, 2006, one-fifth vested on each of November 19, 2007 and 2008, respectively, and one-fifth of those shares will vest on each of November 19, 2009 and 2010, respectively. For the remaining 0.32 million restricted shares to certain employees, one-fifth of these shares vested on each of November 19, 2007, 2008 and 2009, respectively, and one-fifth of these shares will vest on each of November 19, 2010 and 2011, respectively.

On November 13, 2007, the Company granted 0.14 million restricted shares to certain employees. For 0.03 million restricted shares granted to an employee, one-fifth of these shares were vested immediately on each of November 13, 2007, 2008 and 2009, respectively, and one-fifth of these shares will vest on each of November 13, 2010 and 2011, respectively. For the remaining 0.11 million restricted shares to certain employees, one-fifth of

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these shares vested on each of November 13, 2008 and 2009, respectively, and one-fifth of these shares will vest on each of November 13, 2010, 2011 and 2012, respectively.

On October 24, 2008, the Company granted 0.1 million restricted shares to certain employees, who originally worked for EI Solution before the Company acquired it and renamed to SES in September, 2008. One-fifth of the shares were vested on October 24, 2009, and one-fifth will vest on each of October 24, 2010, 2011, 2012 and 2013, respectively.

On November 15, 2008, the Company granted 1.3 million restricted shares to certain employees. One-fifth of the shares were vested on November 15, 2009, and one-fifth will vest on each of November 15, 2010, 2011, 2012 and 2013, respectively.

On November 14, 2009, the Company granted 1.6 million restricted shares to certain employees. For 0.05 million restricted shares granted to an employee, one-fifth of these shares vested immediately on November 14, 2009, and one-fifth of these shares will vest on each of November 14, 2010, 2011, 2012 and 2013, respectively. For the remaining 1.55 million restricted shares to certain employees, one-fifth of these shares will vest on each of November 14, 2010, 2011, 2012, 2013 and 2014, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company accounts for restricted shares in accordance with ASC 718, and records the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period, which may include the period in which the shareholders are restricted from transferring the shares.

The following table summarizes the activity of unvested restricted stock shares (“Share-Based Awards”) during the year ended December 31, 2009:

	Number of	Weighted Average
	Restricted Shares	Price at Grant Date
	(In millions, except price data)

Unvested at January 1, 2009	1.7	$15.86
Granted	1.6	$13.72
Vested	(0.2)	$26.68
Forfeited	(0.2)	$17.27

Unvested at December 31, 2009	2.9	$15.26

The Company granted 0.1 million, 1.4 million and 1.6 million restricted shares during the years ended December 31, 2007, 2008 and 2009, respectively, with an aggregate grant-date fair value of approximately $8.3 million, $15.5 million and $21.8 million, respectively. During the years ended December 31, 2007, 2008 and 2009, 78,200, 99,900 and 142,605 shares of restricted stock were vested with a total grant date fair value of $2.3 million, $3.6 million and $3.8 million, respectively.

As of December 31, 2009, there was $29.9 million of total unrecognized compensation cost related to unvested Share-Based Awards to be recognized over a weighted-average period of 4.02 years.

Accounting for Supplier Warrants

In July 2006, the Company issued warrants to purchase 7.4 million ordinary shares to a supplier as part of a long-term “take or pay” arrangement. The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes option pricing formula. Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares. The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. See Note 15 “Long-term Prepayments” for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	OTHER (EXPENSE) INCOME

	Year Ended December 31,
	2007	2008	2009

Government grants	$1.7	$2.2	$0.7
Loss on financial derivatives	(3.7)	(9.3)	(8.0)
Investment income (loss)	3.1	(5.5)	—
Convertible notes repurchase gain	—	23.8	9.5
Foreign currency exchange gain (loss), net	(8.9)	(14.4)	8.6
Investment impairment losses	—	(73.8)	—
Other	(0.9)	0.3	0.4

	$(8.7)	$(76.7)	$11.2

26.	TAX EXPENSE

The tax (expense) benefit comprises:

	Year Ended December 31,
	2007	2008	2009

Current Tax	$(19.3)	$(21.8)	$(8.5)
Deferred Tax	6.1	20.2	6.0

	$(13.2)	$(1.6)	$(2.5)

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Power Solar BVI and Bright Path are tax exempted companies incorporated in the BVI.

Suntech Japan is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, result in a normal effective statutory tax rate of approximately 41%.

Suntech Swiss is located in Switzerland and is subject to a federal corporate income tax rate of approximately 9%.

Suntech America is subject to US federal corporate income tax rate of 35% and California’s income tax rate of approximately 9%.

Kuttler is incorporated in Germany and is subject to a 30% corporate tax rate.

Wuxi Suntech is governed by the Foreign Income Tax Law of PRC (“Foreign Income Tax Laws”). The standard statutory income tax rate in the PRC changed to 25% from 33% in January 1, 2008. Although the “2-year exemption and 3-year 50% tax deduction” tax preference expired at the end of 2007, Wuxi Suntech received preferential tax treatment as a “High and New Technology Enterprise” (“HNTE”) from the relevant tax authorities on December 1, 2008. It is entitled to a preferential tax rate of 15%, 3 years ended December 31, 2010. Whether Wuxi Suntech can be qualified for HNTE afterwards is uncertain, therefore, the Company calculated the deferred tax to be realized on or after 2011 using the tax rate of 25%. If Wuxi Suntech can renew the title of HNTC in 2011 and afterwards, the deferred tax asset will decrease by $6.4 million.

Luoyang Suntech is located in Luoyang’s High and New Technology Zone and is subject to a 25% statutory income tax rate. As a manufacturing oriented Foreign Invested Enterprise (“FIE”), it is exempt from income taxes for its first two profitable years of operation after taking into account any tax losses carried forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011). Luoyang Suntech received preferential tax treatment as a HNTE from the relevant tax authorities on December 30, 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sunergy Power was a manufacturing-oriented FIE located in the Wuxi high-tech zone and was exempt from income tax for its first two profitable years of operation and is eligible for a 50% reduction in the income tax rate from January 1, 2008, to December 23, 2009 when, the liquidation to Sunergy was finished and merged into Wuxi Suntech.

Shenzhen Suntech is located in the Shenzhen Special Zone and as was established before the promulgation date of the new EIT Law and were entitled to a preferential lower tax rate of 15%. Shenzhen Suntech was provided a five-year transition period starting from the effective date of the new Enterprise Income Tax Law (“EIT Law”). 2008 was the first transition year and the uniform tax rates in 2008 and 2009 were 18% and 20% respectively.

SEE is incorporated in China and subject to an income tax rate of 25%.

Kuttler Automation Systems (Suzhou) Co., Ltd is in China and subject to an income tax rate of 25%.

Uncertain tax positions

The Company has no material unrecognized tax benefits that would favorably affect the effective income tax rate in future periods. A reconciliation of the company’s unrecognized tax benefit from January 1, 2009 to December 31, 2009 is provided in the following table. Based on the Company’s estimate, no significant fluctuation will occur within the next 12 months.

	2008	2009

Beginning of year	$0.8	$1.0
Translation	0.2	0

Ending of year	$1.0	$1.0

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2008, the Company, excluding the US subsidiaries, is subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in 2008 and 2009.

The U.S. subsidiary’s federal income tax returns for 2007, 2008 and 2009 and Maryland state income tax returns for 2007 through 2009 are open tax years, subject to examination by the relevant tax authorities.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2008		2009
	Assets	Liabilities	Assets	Liabilities

Net loss carried forward	$27.3	$—	$25.9	$—
Accrued warranty costs	10.6	—	12.9	—
Depreciation of property, plant and equipment	4.5	(0.1)	6.8	—
Provision for inventories and purchase commitments	4.7	—	4.4	—
Provision for pension	2.0	—	1.5	—
Provision for doubtful accounts	1.3	—	1.1	—
Government grant	1.0	—	1.1	—
Pre-operating expense	0.1	—	1.3	—
Sales commission fee	1.4	—	1.0	—
Accrued other expenses	0.8	—	2.9	—
Intangible assets	—	(59.0)	0.1	(55.0)
Capital leases	0.2	—		—
Unrealized fair value adjustments	1.6	—	1.4	—
Others	0.1	—	0.3	—

	55.6	(59.1)	60.7	(55.0)
Valuation allowance	(28.1)	—	(28.0)	—

	$27.5	$(59.1)	$32.7	$(55.0)

Deferred tax assets/(liabilities) are analyzed as:
Current	$7.2	$—	$10.8	$—
Non-current	20.3	(59.1)	21.9	(55.0)

Total	$27.5	$(59.1)	$32.7	$(55.0)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company certified that the undistributed earnings of the Group’s PRC subsidiaries of $49.9 million as of December 31, 2009 is permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effective income tax rate differs from the PRC enterprise income rate of 25% for the reason set forth as follows:

	Year Ended December 31,
	2007	2008	2009

PRC Enterprise Income tax	33%	25%	25%
Effect of different tax rate of subsidiaries	(1)%	21%	(11)%
Losses with no tax benefit	10%	47%	19%
Other expenses not deductible for tax purpose	1%	47%	5%
Other income not taxable	(3)%	(4)%	(2)%
Tax exemption and tax relief granted to the Company	(30)%	(130)%	(34)%
Deferred tax effect due to tax rate change	(2)%	(1)%	1%

	8%	5%	3%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2007	2008	2009

The aggregate dollar effect (in millions)	$47.9	$41.5	$31.9

Per share effect — basic	$0.32	$0.27	$0.19

Per share effect — diluted	$0.28	$0.24	$0.19

27.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to the significant impact of the transactions between the Company and Investee Companies of GSF on the financial statements, the Company has separately disclosed the transaction amount and balance with them in the face of consolidated financial statement and Note 7, “Account receivable and other receivable”. Other than this, the Company has the following related party transactions.

The balances due from related parties include prepayments for material procurement from Shunda, Glory, Xi’an Longi, Hoku, Asia Silicon and Nitol, shareholder loans to Glory, and module sales receivable from Ningxia Zhongjieneng and Huadian Ningdong. The balances are as follows:

	At December 31
	Current		Non-current
	2008	2009	2008	2009

Amounts due from related parties
Shunda	$2.8	$50.6	$91.9	$4.1
Glory	70.3	77.4	160.3	122.9
Xi’an Longi	23.9	12.4	17.3	3.5
Nitol	4.0	1.1	6.4	9.2
Hoku	—	—	2.1	2.1
Asia Silicon	N/A	26.1	N/A	51.8
Ningxia Zhongjieneng	N/A	15.1	N/A	—
Huadain Ningdong	N/A	2.8	N/A	—

	$101.0	$185.5	$278.0	$193.6

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balances due to related parties include payables to Glory and Longi for purchases of materials, payable to GSF as investment capital and advances from senior management. The advances from senior management are unsecured, interest free and have no fixed repayment terms. The balances due are as follows:

	At December 31
	2008	2009

Amount due to related parties
Glory	$5.8	$—
Shunda	—	6.5
GSF	17.0	—
Senior management	1.0	0.7
Xi’an Longi	1.0	6.7
Gemini	—	0.1

	$24.8	$14.0

Related Party Transactions

Other than the transactions with Investee Companies of GSF mentioned above, the Company has the following related party transactions:

	Transaction	Year Ended December 31,
Name of Related Party	Nature	2007	2008	2009

Jiangsu Huariyuan	Purchases	$0.2	$—	N/A
GCL Silicon*	Purchases	9.8	31.0	N/A
Shunda	Purchases	N/A	16.9	118.3
	Sales	N/A	3.6	6.9
Glory	Purchases	N/A	63.7	101.0
	Sales	N/A	—	11.3
Longi	Purchases	N/A	24.4	75.6
	Sales	N/A	—	10.8
Hoku	Sales	N/A	4.1	—
Nitol	Purchases	N/A	—	0.2
Guoxin Huai’an	Sales	N/A	N/A	2.1
Ningxia Diantou	Sales	N/A	N/A	7.1
Ningxia Zhongjieneng	Sales	N/A	N/A	20.2
Ningxia Huadian	Sales	N/A	N/A	5.9

Total	Purchases	$10.0	$136.0	$295.1

	Sales	$—	$7.7	$64.3

*	GCL Silicon was no longer a related party to the Company as of December 31, 2008.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Company has operating lease agreements for its office properties. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Lease expense was $1.1 million, $2.5 million and $3.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2009 are as follows:

Twelve Months Ending December 31:

2010	$1.1
2011	0.7
2012	0.6
2013	0.6
2014 and forward	0.6

Total	$3.6

b)	Commitments

As of December 31, 2009, commitments outstanding for the purchase of property, plant and equipment approximated $65.1 million. The Company entered into several purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2009, future minimum purchases remaining under these agreements approximated $53.6 million.

c)	Long-term obligation

In order to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements from 2006 through 2009.

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume (in millions), purchase obligations under “take or pay” arrangements are as follows:

Twelve Months Ending December 31:

2010	$2,136
2011	1,909
2012	1,816
2013	1,324
2014	1,359
Thereafter	3,815

Total	$12,359

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Besides the “take or pay” arrangements, future minimum obligations under other long-term supply agreements, for which prices are generally negotiated annually, are as follows (based on market prices as of December 31, 2009):

Twelve Months Ending December 31:

2010	$1,053
2011	1,073
2012	985
2013	964
2014	941
Thereafter	4,411

Total	$9,427

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

In April 2009, the Company received a letter from Triumpher Steel Construction Group (“Triumpher”), one of the Company’s suppliers, alleging that it has incurred costs of $7.2 million in relation to a terminated project. In 2008, the Company had prepaid Triumpher $6.1 million in connection with the project, among which $2.0 million has been recovered in 2009. The Company is still in the pre-litigation process, and does not believe estimated losses will be material in relation to overall performance in event of litigation.

29.	SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2007	2008	2009

Europe:
— Germany	$685.8	$570.9	$701.8
— Spain	466.2	718.7	61.1
— Italy	—	117.1	200.1
— France	—	—	108.4
— Others	43.7	86.5	182.1

Europe Total	1,195.7	1,493.2	1,253.5
China	25.7	134.9	75.7
South Africa	0.9	1.9	1.7
USA	86.7	142.7	160.4
Japan	8.5	6.7	81.6
Others	30.8	144.1	120.4

Total net revenues	$1,348.3	$1,923.5	$1,693.3

The following table summarizes the Company’s allocable long-lived assets, including property plant and equipment, certain intangible assets, long-term investments, long-term prepayment, long-term loan to suppliers,

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

long term deferred expenses, long-term amount due from related parties and other non-current assets, by geographic locations:

	As of December 31,
	2008	2009

China	$951.9	$911.3
Japan	$127.8	$120.2
Europe	$62.7	$94.5

30.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Year Ended December 31,
	2007	2008	2009

Company A	$272.3	$2.6	$—
Company B	$201.3	$54.0	$—
Company C	$171.8	$161.6	$139.2

No customer accounted for more than 10% of total revenue in the years ended December 31, 2008 and 2009.

The customer holding the largest accounts receivable represents 13% and 16% of the total accounts receivable at December 31, 2008 and 2009, respectively. The customer holding the second largest accounts receivable balance represents 8% and 12% of the accounts receivable balance of the account at December 31, 2008 and 2009, respectively.

31.	RESTRICTED ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their related earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advance, which restricted portion amounted to $392.0 million as of December 31, 2009. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 22.

32.	SUBSEQUENT EVENTS

On January 20, 2010, the Company liquidated and deregistered Jiangsu Suntech Energy Technology Co Ltd., a company registered in China, since the business restructuring.

In January 2010, the Company paid EUR 50.7 million (equivalent of $72.7 million) to GSF upon the capital call.

In the first quarter of 2010 the Company redeemed an aggregate of $221.2 million principal amount of its 0.25% Convertible Senior Notes due 2012 for a total consideration of $221.2 million. As of the date of this report, $3.8 million principal amount of the 2012 convertible notes remain outstanding.

In March 2010, the Company issued a letter of comfort to Standard Chartered Bank (China) Limited Shanghai Branch, or Standard Chartered, in connection with a RMB500 million facility being provided by the bank to Asia Silicon (Qinghai) Co., Ltd., or Asia Silicon Qinghai, which a related party. Pursuant to the letter of comfort, the Company has indicated that it would not permit Asia Silicon to enter into liquidation or enter into any arrangement with its creditors without its liabilities to Standard Chartered being completely discharged, our undertaking applied to any new or additional facilities which may be made available to Asia Silicon Qinghai thereafter by Standard Chartered, and it would not dispose of any shares in Asia Silicon Qinghai without first having received the written

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consent of Standard Chartered or having ensured that Asia Silicon Qinghai’s liability to Standard Chartered is discharged in full.

In May 2010, the Company learned that QCells AG may have filed a claim in Germany against our Japanese subsidiary, Suntech Japan, deriving presumably from supply contracts that were originally entered into in 2005 and 2006. Suntech Japan has not been served with any claim, and so particulars of any such claim are not known at this time.

Additional Information — Financial Statement Schedule I

SUNTECH POWER HOLDINGS CO., LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,
	2008	2009
	(In millions, except per share data.)

ASSETS
Current assets:
Cash and cash equivalents	$158.2	$130.1
Restricted cash	20.3	—
Short-term investments	—	200.8
Amounts due from related parties — current	1,139.0	1,219.2
Other current assets	0.2	0.3

Total current assets	1,317.7	1,550.4
Investments in affiliates	399.6	545.4
Long-term prepayments	110.5	102.9
Long-term loans to suppliers	84.0	54.7
Amounts due from related parties deemed to be financial assets	160.3	133.9

TOTAL ASSETS	$2,072.1	$2,387.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to related parties	$162.4	$187.5
Current portion of convertible notes	—	223.5
Other current liabilities	10.7	9.2

Total current liabilities	173.1	420.2
Convertible notes	812.9	516.9

Total liabilities	986.0	937.1
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 155,880,532 and 179,240,971 shares issued, respectively	1.6	1.8
Additional paid-in capital	753.4	1,031.7
Retained earnings	331.1	416.7

Total shareholders’ equity	1,086.1	1,450.2
Non-controlling interest	—	—
Total Equity	1,086.1	1,450.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,072.1	$2,387.3

FINANCIAL INFORMATION OF PARENT COMPANY

INCOME STATEMENT

	Years Ended December 31,
	2007	2008	2009
	(In millions, except per share data.)

Cost of revenues	$3.8	$9.0	$9.9
Selling expenses	0.1	0.5	—
General and administrative expenses	1.6	5.8	(0.5)
Research and development expenses	1.1	0.2	0.8

Total operating expenses	2.8	6.5	0.3

Loss from operations	(6.6)	(15.5)	(10.2)
Interest expense	(31.0)	(70.5)	(66.6)
Interest income	20.5	15.6	4.7
Other (expense) income, net	(5.1)	20.2	11.9

Loss before income taxes, and equity in earnings of affiliates	(22.2)	(50.2)	(60.2)
Tax expense, net	—	—	—
Equity in earnings of affiliates, net of taxes	168.1	82.6	145.8

Net income attributable to holders of ordinary shares	$145.9	$32.4	$85.6

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Ordinary		Additional
	Shares		Paid-in	Retained	Total	Comprehensive
	Number	$	Capital	Earnings	Equity	Income
	(In millions, except per share data.)

Balance at December 31, 2006	150.5	$1.50	$453.3	$153.6	$608.4
Exercise of stock options and restricted shares	2.6	0.03	12.5	—	12.5	—
Adjustment for adoption of ASC 740-20	—	—	92.0	(25.4)	66.6	(25.4)
Net income		—	—	170.5	170.5	170.5

Balance at December 31, 2007	153.1	1.53	557.8	298.7	858.0	145.1
New issuance of ADS	1.3	0.01	51.6	—	51.6	—
Exercise of stock options and restricted shares	1.5	0.02	3.3	—	3.4	—
Adjustment for adoption of ASC 740-20	—	—	140.7	(55.8)	84.9	(55.8)
Net income	—	—	—	88.2	88.2	88.2

Balance at December 31, 2008	155.9	1.56	753.4	331.1	1,086.1	32.4
New issuance of ADS	23.0	0.23	276.9		277.1	—
Exercise of stock options and restricted shares	0.3	0.01	1.4		1.4	—
Net income	—			85.6	85.6	85.6

Balance at December 31, 2009	179.2	$1.80	$1,031.7	$416.7	$1,450.2	$85.6

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2008	2009
	(In millions)

Operating activities:
Net income	$145.9	$32.4	$85.6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of debt discount	29.8	48.9	47.5
Gain on convertible notes repurchase	—	(32.8)	(9.5)
Amortization of long-term prepayments	2.7	4.9	7.6
Equity in earnings of affiliates	(168.1)	(82.6)	(145.8)
Gain on short-term investments	(3.1)	—	(0.8)
Loss (gain) on financial derivatives, net	4.1	(2.5)	(0.8)
Imputed interest income for loan to suppliers and long-term prepayment to suppliers deemed to be financial assets	(3.6)	(8.2)	(1.2)
Amortization of imputed interest income	1.2	2.0	3.5
Changes in operating assets and liabilities:
Other receivables	0.2	—	—
Amounts due from related parties	(144.1)	(830.7)	(43.5)
Advances to suppliers	1.1	—	(0.3)
Other current assets	—	(0.1)	0.1
Interest free loans to suppliers	(75.6)	17.4	16.7
Long-term prepayments	(0.2)
Other payables	(1.2)	8.9	(2.9)
Amounts due to related parties	68.6	93.8	25.1
Other long-term liabilities	—	—	2.6

Net cash used in operating activities	(142.3)	(748.6)	(16.1)

Investing activities:
Purchase (Proceed) of investment securities	(48.0)	51.1	(200.0)
Net proceeds from redemption of financial derivatives	—	(2.6)	(0.3)
Other net proceeds from investments	0.8	—	—
(Increase) decrease in restricted cash	—	(20.3)	20.3

Net cash (used in) provided by investing activities	(47.2)	28.2	(180.0)

Financing activities:
Proceeds from exercise of stock options	12.5	3.4	1.4
Gross proceeds from issuance of ordinary shares	—	51.6	287.5
Offering expense incurred	—	—	(10.4)
Repayment of short-term bank borrowings	(96.6)	—	—
Proceeds from issuance of convertible notes	500.0	575.0	50.0
Payment of convertible notes issuance expenses	(14.1)	(61.0)	(0.9)
Payment of convertible notes repurchase	—	—	(159.6)

Net cash provided by financing activities	401.8	569.0	168.0

Net increase (decrease) in cash and cash equivalents	212.3	(151.4)	(28.1)
Cash and cash equivalents at the beginning of the year	97.3	309.6	158.2

Cash and cash equivalents at the end of the year	$309.6	$158.2	$130.1

Additional Information — Financial Statement Schedule I

Suntech Power Holding Co., LTD.

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Suntech Power’s consolidated and unconsolidated subsidiaries not available for distribution to Suntech Power as of December 31, 2009 of $494.5 million exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.