Form 20-F
period 2010-12-31
Suntech Power Holdings Co., Ltd.
filed 2011-05-09
CIK 1342803

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
180,163,878 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

SUNTECH POWER HOLDINGS CO., LTD.

ANNUAL REPORT ON FORM 20-F

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	‘‘$” and “U.S. dollars” are to the legal currency of the United States;

•	‘‘¥” and “Japanese Yen” are to the legal currency of Japan;

•	‘‘€” and “Euro” are the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“ADRs” are American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are our American depositary shares, each of which represents one ordinary share;

•	“BIPV” are building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

•	“China” and “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” refers to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” refers to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“Glory Silicon” means Glory Silicon Technology Investments (Hong Kong) Limited;

•	“GSF” means Global Solar Fund, SCA, and its affiliated entities;

•	“off-grid system” refers to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” refers to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” refers to our ordinary shares, par value $0.01 per share;

•	“Pluto technology” refers to our high efficiency PV cell technology;

•	“PV” refers to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” refers to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” refers to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” refers to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” refers to the legal currency of China;

•	“Suntech,” “we,” “us,” “our company” and “our” refers to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” and “Power Solar System Co., Ltd.,” refer to our directly wholly owned subsidiary in the British Virgin Islands;

•	“thin film technology” refers to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell; and

•	“Wuxi Suntech” and “Wuxi Suntech Power Co., Ltd.,” refer to our predecessor and wholly owned subsidiary in China.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.

We and certain selling shareholders of our company completed the initial public offering of 30,337,000 ADSs, each representing one ordinary share on December 19, 2005. On December 14, 2005, we listed our ADSs on the New York Stock Exchange under the symbol “STP.” On February 12, 2007, we closed an offering of $500 million of 0.25% convertible senior notes due 2012, or the 2012 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act. On March 17, 2008, we closed an offering of $575 million of 3.00% convertible senior notes due 2013, or the 2013 convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. On May 28, 2009, we closed a public offering of 23,000,000 ADS, in which we received aggregate net proceeds of approximately $277 million. On June 30, 2009, we entered into a $50 million convertible loan agreement with IFC, a member of the World Bank Group.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F. Our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In millions, except per share and per ADS data)

Consolidated Statement of Operations Data
Net revenues
PV modules	471.9	1,331.7	1,785.8	1,606.3	2,766.3
— Investee companies of GSF	—	—	—	115.8	197.4
— Others	—	—	—	1,490.5	2,568.9
Others	127.0	16.6	137.7	87.0	135.6
Total net revenues	598.9	1,348.3	1,923.5	1,693.3	2,901.9
Cost of revenues
PV modules	357.9	1,057.6	1,448.2	1,258.8	2,251.2
Others	92.1	16.6	132.4	95.7	146.9
Total cost of revenues	450.0	1,074.2	1,580.6	1,354.5	2,398.1
Gross profit	148.9	274.1	342.9	338.8	503.8
Operating expenses
Selling expenses	9.0	30.6	59.3	58.9	78.7
General and administrative expenses	26.8	44.5	85.8	76.9	125.1
Research and development expenses	8.4	15.0	15.3	29.0	40.2
Provision for prepayment to affiliates	—	—	—	—	8.0
Impairment of long-lived assets	—	—	—	—	54.6
Total operating expenses	44.2	90.1	160.4	164.8	306.6
Income from operations	104.7	184.0	182.5	174.0	197.2
Interest income (expense), net(1)	5.5	(18.2)	(73.5)	(93.7)	(91.9)
Other income (expense)	0.6	(8.7)	(76.7)	11.2	(94.4)
Tax benefit (expense)	(7.2)	(13.2)	(1.6)	(2.5)	(23.8)
Net income after taxes before noncontrolling interest	103.6	143.9	30.7	89.0	13.3
Equity in net earnings (losses) of affiliates	1.0	(0.7)	0.3	(3.3)	250.8
Net income	$104.6	$143.2	$31.0	$85.7	$237.9
Net loss (income) attributable to the noncontrolling interest	1.4	2.7	1.4	(0.1)	(1.0)
Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	106.0	145.9	32.4	85.6	236.9
Net income per share and ADS
— Basic	$0.71	$0.96	$0.21	$0.50	$1.32
— Diluted	$0.68	$0.91	$0.20	$0.50	$1.30
Shares used in computation
— Basic	148.7	151.7	154.7	169.7	179.6
— Diluted	156.1	160.2	160.3	172.5	181.6

(1)	Includes “interest expense” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F.

	Year Ended December 31,
	2006		2007		2008		2009		2010

Other Consolidated Financial Data (in percentages)
Gross margin	24.9		20.3		17.8		20.0		17.4
Operating margin	17.5		13.6		9.5		10.3		6.8
Net margin	17.7		10.8		1.7		5.1		9.1
Selected Operating Data
Products sold (in MW)
PV modules	121.1		358.8		459.4		675.1		1,521.9
PV cells	38.5		4.5		35.0		6.8		17.1

Total	159.6	(1)	363.3	(1)	494.4	(1)	681.9	(1)	1,539.0	(1)

Average selling price (in $ per watt)
PV modules	$3.89		$3.72		$3.89		$2.40		$1.82
PV cells	$3.23		$3.06		$2.84		$1.03		$1.43

(1)	In addition to the 159.6MW, 363.3 MW, 494.4 MW, 681.9 MW and 1,539.0 MW of PV cells and modules that we sold in 2006, 2007, 2008, 2009 and 2010, respectively, we also sold PV system integration services which amounted to 0.5MW, 0.4 MW, 1.1 MW, 22.1 MW and 33.3 MW in 2006, 2007, 2008, 2009 and 2010, respectively.

	As of December 31,
	2006	2007	2008	2009	2010
	(In millions)

Consolidated Balance Sheet Data
Cash and cash equivalents	$225.5	$521.0	$507.8	$833.2	$872.5
Inventories	200.3	176.2	231.9	280.1	558.2
Accounts receivable	98.9	237.6	213.1	384.4	515.9
— Investee companies of GSF	—	—	—	110.2	10.4
— Others	98.9	237.6	213.1	274.2	505.5
Advance to suppliers	79.4	61.4	56.9	48.8	84.4
Short-term investments	—	—	—	200.8	—
Amounts due from related parties — current	—	—	101.0	185.5	55.1
Property, plant and equipment, net	113.8	293.0	684.5	777.6	1,326.2
Long-term loan to suppliers	22.2	103.3	84.0	54.7	53.0
Long-term prepayments	132.3	161.7	248.8	188.1	213.8
Amounts due from related parties deemed to be financial assets	—	—	278.0	193.6	94.1
Total assets	1,098.0	1,967.0	3,206.9	3,983.7	5,217.1
Short-term borrowings	288.2	321.2	638.5	800.4	1,400.8
Total current liabilities	356.8	478.1	976.7	1,518.1	2,370.0
Convertible notes	—	423.4	812.9	516.9	551.2
Accrued warranty costs	8.8	22.5	41.4	55.2	81.0
Total Suntech Power Holdings Co. Ltd. equity	652.5	811.4	1,225.9	1,598.1	1,867.7
Total liabilities and equity	$1,098.0	$1,967.0	$3,206.9	$3,983.7	$5,217.1

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

Some of our subsidiaries in China use the Renminbi as their functional currency and some of our overseas subsidiaries use Japanese Yen or Euro as their functional currency. We record transactions denominated in other currencies at the rates of exchange prevailing when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into U.S. dollars at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. Accordingly, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade. On April 29, 2011, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.4900 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7611	6.6000	6.8330
September	6.6905	6.7396	6.6869	6.8102
October	6.6705	6.6675	6.6397	6.6912
November	6.6670	6.6537	6.6330	6.6892
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

As polysilicon supply increases, the corresponding increase in the global supply of PV modules may cause substantial downward pressure on the price of such products and reduce our revenues, earnings and profit margins.

Polysilicon is an essential raw material used in the production of PV cells and modules. Polysilicon prices undergo severe and immediate price increases and price decreases, depending on industry demand, as well as global economic circumstances. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. In 2008, 2009 and the first half of 2010, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created a downward pressure on the price of polysilicon. However, polysilicon prices increased in the second half of 2010 as the global solar energy market regained its growth momentum and solar photovoltaic manufacturing increased. We cannot assure you that the price of polysilicon will remain at its current levels or decline in the future. An increase in the global supply of polysilicon and the corresponding increase in the global supply of PV module production may result in substantial downward pressure on the price of PV modules, which could have a negative impact on our revenues, earnings and profit margins, and materially and adversely affect our business and results of operations.

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar energy. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar energy currently exceeds, and we believe will continue to exceed for several years, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar energy depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Governments in many of our key markets, most notably Italy, Germany, Spain, the United States, France, South Korea, Taiwan, India, Japan and China have provided subsidies and economic incentives to encourage the use of renewable energy such as solar energy and reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar energy products, including PV products.

Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the Italian and German markets have a major portion of the world’s installed photovoltaic power generation due in large part to government policies that established high feed-in tariff rates. However, sources have announced that the Italian government may suspend or amend the feed-in-tariff program in 2011, but it is unknown the exact amount of such reduction. The new tariff system may establish an annual cap on the overall capacity of PV plants that can qualify for the feed-in tariff, cap solar installations at 8 gigawatts, cap installations on agricultural land at 1 MW, and reduce the feed-in tariff rates by 30% to 50% in 2011. In 2010, it is estimated that approximately 6 GW of solar installations were commissioned in Italy and that could mean the 8 GW cap on PV installations could be reached in early-2011. In 2009, the German government reduced solar feed-in tariffs by 9%. In 2010, Germany instituted a further mid-year reduction in solar feed-in tariffs of 17% for rooftop systems and 25% for ground-based systems. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for PV products. In 2010, Germany and Italy accounted for 28.2% and 16.3% of our net revenues, respectively. We believe that in the time of uncertainty of political and policy developments, competition among solar manufacturers could become fierce.

In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the recent global economic crisis may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. Any new government regulations or utility policies pertaining to our PV modules may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our products.

We may be adversely affected by volatile market and industry trends, in particular, the demand for our PV products may decline, which may reduce our revenues and earnings.

We are affected by solar energy market and industry trends as well as macro-economic factors. For example, in late 2008, the global PV industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of PV products as a result of the global economic crisis. As a result, decreased demand, coupled with increased manufacturing capacity caused a decline in the prices of PV products. The prices of PV products further declined in 2009 and 2010 due primarily to decreased prices of polysilicon in 2009 and the first half of 2010 and increased manufacturing capacity for PV products. As the effect of the global economic crisis subsided through 2010, the combination of increased availability of financing for downstream buyers and decreased average selling prices of PV products contributed to an overall increase in demand for PV products in 2010. The demand for PV products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment and consumption in alternative energy. A global economic downturn, which affects the availability of financing, may also contribute to decreased sales and shipments of PV products and the slowdown of the solar project market segments. Any negative market and industry trends materially and adversely affect our business, financial condition and results of operations.

Our ability to adjust our raw materials costs may be limited as a result of our entering into multi-year supply agreements with many of our polysilicon and silicon wafer suppliers, and it may be difficult for us to respond in a timely manner to rapidly changing market conditions, which could materially and adversely affect our cost of revenues and profitability.

In order to secure adequate and timely supply of polysilicon and silicon wafers during the periods of shortages of polysilicon and silicon wafer supplies, we entered into a number of long-term, multi-year supply agreements from 2007 through 2008. Due to the decrease in prices of polysilicon and silicon wafers, we have sought to re-negotiate the unit price and volume terms of many of our multi-year supply agreements and have entered into amendments for some of them. We are continuing to negotiate amendments to other multi-year supply agreements, including termination of some of these agreements. If the prices of polysilicon or silicon wafers continue to decrease in the future and we are unable to re-negotiate the unit price and volume terms of some of our existing multi-year supply agreements, we may not be able to adjust our materials costs, and our cost of revenues would be materially and adversely affected. In the event that our raw material costs become comparatively higher than that of our competitors who are able to procure polysilicon and silicon wafers at lower prices, our business and results of operations could be materially and adversely affected.

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

The prices of polysilicon and silicon wafers have been subject to significant volatility. If we are not able to pass on increased costs of raw materials to our customers, our profitability would be adversely affected.

From 2003 through mid-2008, rapidly growing demand from the PV industry coupled with shortages in the supply of polysilicon and silicon wafers resulted in sharp increases in the prices of these raw materials. Since the beginning of the fourth quarter of 2008, however, the prices of polysilicon and silicon wafers have fallen significantly. In 2010, we sourced our polysilicon and silicon wafers mainly through multi-year supply agreements and short-term supply arrangements. The unit prices of polysilicon and silicon wafers under our multi-year supply agreements were lower than prices on the spot market at the time we entered into these agreements. The prices in these agreements are typically fixed for the first year or two, after which some agreements provide for subsequent annual prices to be set according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. On the back of rapid declines of silicon wafer prices in 2009 and early 2010, spot prices have fallen to lower than the quoted prices agreed to in some of the long term contracts we signed with suppliers. If our cost of polysilicon and wafers exceed spot market prices, we may not be able to pass along our higher relative costs to our customers.

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

We have made a specific interest-free loan to a supplier, but not in the full amount that they have requested under the terms of our contract. While we both have agreed to cap the loan amount at the existing level, we have not amended the contract to reflect the terms of this subsequent agreement.

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

Fluctuations in exchange rates have had, and could continue to have, an adverse effect on our results of operations.

A substantial portion of our sales are currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in other currencies. Fluctuations in currency exchange rates have had, and could continue to have, an adverse effect on our results of operations. Changes in foreign exchange rates may affect our pricing of products sold, revenues earned, expenses paid, and materials purchased in foreign currencies.

In 2010, we recognized a net foreign currency exchange loss of $46.7 million, primarily due to the depreciation of Euro during first half of year 2010. As we denominate many of our European sales contracts in Euros rather than U.S. dollars, we recorded foreign exchange losses accordingly. The Euro may further depreciate against the U.S. dollar in 2011, and we may record foreign exchange losses as a result. Foreign exchange losses may have a material adverse effect on our operating results. In addition, depreciation of the Euro also had a negative impact on the average selling prices of our products reported in U.S. dollar terms. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may continue to incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure. Continued fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, could result in foreign exchange losses and affect our gross and net profit margins. Also, in 2010, Renminbi continuously appreciated against US dollars. Most of our manufacturing facilities are located in China, and a significant portion of our manufacturing costs are Renminbi dominated. If Renminbi continuously appreciates against US dollars, it may have a significant impact on our manufacturing costs in US dollar terms.

In addition, our financial statements are expressed in U.S. dollars, but some of our subsidiaries use different functional currencies, such as Renminbi, Japanese Yen and Euros. The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts. On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. As a result, substantial unfavorable changes in foreign currency exchange rates could have a substantially adverse effect on our financial condition and business results.

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

In 2010, our five largest suppliers supplied in the aggregate approximately 50.5% of our total polysilicon and silicon wafer purchases. If we fail to develop or maintain our relationships or become involved in disputes with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share.

In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of polysilicon or silicon wafers, or other components to us may adversely affect our business, financial condition and results of operations. If any of our suppliers fails to deliver agreed quantities of raw materials, we cannot assure you that we will be able to secure these in a timely manner, or at all, through spot market purchases or new supply contracts, or that the price of such purchases or the terms of such contracts would be favorable to us.

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

To maintain competitive manufacturing operations, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient volumes. From 2005 to late 2008, we had experienced an industry-wide shortage of polysilicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient polysilicon and silicon wafers to us. While we do not believe an industry-wide shortage of polysilicon and silicon wafers will re-occur in the short-term because of current market conditions and the creation of additional polysilicon and silicon wafer manufacturing capacity by new entrants to the industry, we cannot assure you that market conditions will not again rapidly change. We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others:

•	the terms of our polysilicon and silicon wafer contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all;

•	many of our suppliers, especially those that operate in China, have considered or have already invested in their own downstream module capacities. We might face difficulties in sourcing silicon wafer supplies from them in a state of industry-wide wafer material shortage should these wafer suppliers decide to manufacture and sell sizable amounts of PV modules; and

•	our supply of polysilicon and silicon wafers is subject to the business risk of our suppliers, one or more of which may go out of business for any one of a number of reasons beyond our control in the current economic environment.

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

It may be difficult to develop our internal production capabilities for silicon wafers and ingots or to achieve acceptable yields and product performance as a result of manufacturing problems.

Following the acquisition of Zhenjiang Rietech New Energy Science Technology Co., Ltd., or Rietech, we have been increasing our internal production capabilities for the manufacture of silicon wafers and silicon ingots. As of December 31, 2010, we substantially completed the acquisition and reached an installed capacity for wafers and ingot of approximately 500 MW. We have limited prior operational experience in silicon wafer and ingot production and will face significant challenges in further increasing our internal production capabilities. The technology is complex and will require costly equipment and the hiring of highly skilled personnel. In addition, we may experience delays of further developing these capabilities.

In order to develop these production capabilities successfully, we will need to continuously enhance and modify these capabilities in order to improve yields and product performance. Microscopic impurities, such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture silicon wafers can cause a percentage of the silicon wafers to be rejected, which would negatively affect our yields. We may experience production difficulties that cause manufacturing delays and lower than expected yields.

We currently have a significant amount of debt outstanding. Our substantial indebtedness may limit our future financing capabilities and could adversely affect our business, financial condition and results of operations.

We currently have a significant amount of debt outstanding. As of December 31, 2010, our short-term bank borrowing totaled $1,400.8 million, and our long-term bank borrowing totaled $163.3 million. As of May 8, 2011, the outstanding principal amounts of our 2012 convertible notes, 2013 convertible notes, and IFC convertible notes were approximately $3.8 million, $575.0 million and $50.0 million, respectively. Our debt could have a significant impact on our future operations and cash flow, including:

•	a significant portion of our short term bank borrowing are in RMB from Chinese Commercial Banks. The banks may tighten their credit policies and control the overall liquidity and therefore renewal of short term bank loan facilities may be much more difficult, and the borrowing costs may also be significantly increased;

•	making it more difficult for us to fulfill payment and other obligations under our outstanding debt, including repayment of our long- and short-term credit facilities should we be unable to obtain extensions for any such facilities before they mature;

•	triggering an event of default if we fail to comply with any of our payment or other obligations including financial covenants contained in our debt agreements, which could result in cross-defaults causing all or a substantial portion of our debt to become immediately due and payable;

•	reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and adversely affecting our ability to obtain additional financing for these purposes;

•	potentially increasing the cost of any additional financing;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy;

•	putting pressure on our ADS price due to concerns of our inability to repay our debt and making it more difficult for us to conduct equity financings in the capital markets; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

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

We require a significant amount of cash to fund our operations, including prepayments and loans to suppliers to secure our polysilicon and silicon wafer requirements, and credit sales offered to our customers. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to achieve 2,400 MW of installed cell and module production capacity and 1,200 MW of installed wafer capacity by the end of 2011, we will also need to accelerate retrofitting of existing production lines to our Pluto technology in China, expand our PV equipment manufacturing capacity in Suzhou, China, and fund our research and development activities in order to remain competitive. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

We commenced business operations in May 2002 and have since expanded rapidly. We have increased our annualized manufacturing capacity of PV cells from 10 MW, in 2002 to 1,800 MW as of December 31, 2010. Through acquisition, we’ve also built up the wafer capacity of 500 MW as of December 31, 2010. To manage the growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, upgrade and improve our manufacturing capacity and operations, and expand, train and manage our growing employee base. We have opened offices in local markets where we have limited experience with operating assets and businesses in such jurisdictions, and we rely on our local management. In 2010, we continued our efforts to localize our sales and marketing efforts in key markets, which has previously included building regional headquarters such as Schaffhausen (which is outside of Zurich) for Europe, San Francisco for the United States and Dubai for the Middle East. Additionally, we had previously opened a number of local sales offices including in Australia, Germany, Italy, Korea and Spain, and hired local sales personnel to further develop key relationships and support our growth in targeted markets. We also commenced operations at our new module factory in Goodyear,

Arizona, to more effectively serve the U.S. market. Failure to effectively manage our local offices and our local management could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

In addition, we have a limited operating history. With the rapid growth of the PV industry, we have experienced a high growth rate since 2002. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

The reputation and value of the Suntech brand may decline due to the sale of counterfeit merchandise by infringers.

The Suntech brand is an asset that is essential to the sales and success of our business and we take appropriate actions to protect our trademark and brand. We actively pursue those who produce or sell counterfeit Suntech goods through investigations, civil action, and cooperation with criminal law enforcement agencies. However, our enforcement actions have not stopped the imitation and counterfeit of our products or the infringement of the trademark, and counterfeit Suntech goods remain available in many markets. In recent years, there has been an increase in the availability of counterfeit goods in various markets by unauthorized dealers, as well as the internet. The continued sale of counterfeit goods could have an adverse effect on the Suntech brand by undermining our reputation for quality goods and making such goods appear less desirable to our customers and the market. Damage to our brand would result in lost sales and profits.

We face intense competition from other companies producing solar energy and other renewable energy products.

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to maintain or increase our revenues and market share. Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Sharp Corporation, specialized cell manufacturers such as JA Solar, as well as integrated manufacturers of PV products such as First Solar, Inc. SunPower Corporation, Trina Solar and Yingli Solar. Some of our competitors have also become vertically integrated to include upstream polysilicon and silicon wafer manufacturing and downstream PV system integration.

We may also face competition from new entrants to the PV market, including those that offer newer technological solutions or that have greater financial resources. A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on newer PV technologies, including thin film PV module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies. A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. Furthermore, the entire PV industry faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high energy production costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to maintain sufficient capacity utilization of our facilities, grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China and the United States, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:

•	the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems, particularly in the current economic environment;

•	capital expenditures by end users of PV products which tend to decrease when the economy slows down;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	environmental concerns related to solar power plants and other local permit issues

•	availability of government subsidies and incentives to support the development of the PV industry;

•	public perception of the direct and indirect benefits of adopting renewable energy technology;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; and

•	deregulation of the electric power industry and the broader energy industry.

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

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Since 2009, we began retrofitting of existing production lines to our high efficiency Pluto technology. Our efforts to reduce our manufacturing costs include lowering our silicon and non-silicon material costs, improving manufacturing productivity, and adopting additional lean manufacturing processes. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

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

Our significant international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the foreign countries. If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2010, we sold 94.7% of our products to customers outside of China. We target to extend our global reach and capture market share through establishment of service networks, manufacturing sites, and logistics centers in the key markets globally. Throughout the process of establishing operations in various countries, we could be exposed to risks including political, regulatory, labor, and tax conditions in these foreign countries. Moreover, we might need to invest heavily in these overseas operations initially in order to attain long-term sustainable returns on investments. These upfront costs incurred could impact our financial performances during initial phases of investment, before profitability can be attained, if at all. In addition, the international marketing, distribution and sale of our PV products expose us to a number of risks, including:

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

We have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than eight years. We accrue 0.72% of our Suntech Japan PV module revenues and up to 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2010, our accrued warranty costs amounted to $81.0 million. Because our products and workmanship have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products or workmanship are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expenses to repair or replace defective products and provide repairs in the future. Furthermore, widespread product failures and workmanship defects may damage our market reputation and cause our sales to decline.

In our PV systems integration business, we had offered a standard workmanship warranty that included a five-year or a 10-year warranty for defective workmanship or PV system breakdown. The warranty covers the solar generating system and provides for no-cost repair or replacement of the system or system components, including any associated labor during the warranty period. Future product failures for our systems integration segment business could cause us to incur additional, substantial expenses to repair or replace defective products. In our PV systems integration business, while we generally passed through manufacturer warranties we received from our suppliers to our customers, we are still responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties. If the manufacturer disputes or otherwise fails to honor its warranty obligations, our systems integration business may be required to incur substantial costs before we are compensated, if at all, by the manufacturer. Furthermore, our systems integration warranty may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters. As a result, the possibility of future product failures or workmanship defects could cause us to incur substantial expenses and pay damages, which in turn would harm our goodwill and reputation, future sales, financial condition and results of operations.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our PV products to a limited number of customers, including value-added resellers such as distributors and system integrators, as well as end users such as project developers. In 2010, our top five and top 10 largest customers accounted for 21.3% and 31.8% of our total net revenues, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future.

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

We may incur unexpected warranty and product liability claims that could materially and adversely affect our financial condition and result of operations.

Our standard PV modules are typically sold with a five-year warranty for defects in materials and workmanship. Our PV modules also contain a 5, 12, 18 and 25-year standard warranty against declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. The warranty periods of Suntech BIPV products vary depending on the nature and specification of each BIPV product. In certain circumstances, we also provide special warranties to meet our customers’ special requirements, although we generally would impose a surcharge for such customers. We perform several tests to expose our PV modules to extreme weather and environmental simulation chambers and in actual field deployments in order to highlight potential failures that would occur over a 25-year warranty period. Although we routinely conduct testing of our solar panels, our solar panels have not and cannot be tested in an environment that exactly simulates the 25-year warranty period and it is difficult to test for all conditions that may occur after an installation. We have sold PV modules since 2002 and have therefore not tested the full warranty cycle.

We also face a potential risk of exposure to product liability claims in the event that our PV modules result in injury or death. Since PV modules are electricity producing devices, it is possible that our modules could result in injury or death, whether by product malfunctions, defects, improper installation or other causes. We may be subject to warranty and product liability claims in the event that our PV modules fail to perform as expected or if a failure of PV modules results, or is alleged to result, in bodily injury, death, property damage or other expenses. Moreover, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity in our business. We rely on our product liability insurance to cover product liability claims. However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages.

We may undertake joint ventures, consortium agreements or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.

Our strategy includes plans to participate in joint ventures, consortiums, or other strategic alliances to win deals and lower the aggregate price on turn-key solar installations and projects. For example, we entered into a consortium agreement with Zachry Industrial, Inc. in November 2010 to jointly undertake the performance obligations related to an Engineering, Procurement and Construction, or EPC, agreement with Sempra Generation. We have also entered into a joint venture agreement with a subsidiary of Infigen Energy to bid for the solar flagship government grant in Australia. Any revenue or profits that may be derived by us from these agreements will be substantially dependent upon our ability to agree with our consortium partners about the management and operation of the consortium agreement. In addition, even though we cannot control our consortium partner’s performance, we may be jointly and severally liable for all liabilities, damages, and non-performance caused by our consortium partner. If any liabilities or damages are associated with such projects, there can be no assurance that we will agree with our consortium partner as to who is responsible and liable for those costs or claims.

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

We intend to continue to evaluate strategic acquisitions and investments and to establish and maintain strategic alliances with third parties in the PV industry. Our past strategic initiatives included:

•	focusing on downstream acquisitions, joint ventures and strategic alliances in systems integration and project development, including (i) our acquisition of Suntech Japan (formerly MSK) a leading manufacturer of BIPV systems based on Japan, (ii) our investment in Global Solar Fund, S.C.A, Sicar, or GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector; and (iii) our acquisition of EI Solutions, Inc., a commercial PV systems integration company based in the United States, now part of Suntech America;

•	investing in upstream suppliers to secure high-quality and low-cost polysilicon and silicon wafers, which included our acquisitions of minority stakes in each of (i) Hoku Scientific, Inc., or Hoku Scientific, (ii) Nitol Solar Limited, or Nitol Solar, (iii) Shunda Holdings Co., Ltd. (Cayman), or Shunda Holdings, and (iv) Xi’an Longji Silicon Material Co., Ltd., or Xi’an Longji Silicon; and

•	acquiring strategic assets to complement our manufacturing and design capabilities, including (i) our acquisition of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, a leading Germany-based manufacturer of automation systems for the printed circuit board industry, and (ii) our acquisition of a majority interest in CSG Solar AG, or CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology.

Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including:

•	we may face difficulty in assimilating the operations and personnel of acquired businesses;

•	we may suffer disruption to our ongoing businesses and distraction of our management and the management of acquired companies;

•	we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•	we may incur unanticipated expenses relating to technology and other integration;

•	we may fail to achieve additional sales and fail to enhance our customer base through cross-marketing of the combined company’s products to new and existing customers;

•	our relationships with our current and new employees, customers and suppliers may be impaired;

•	we may not be putting our capital to its most efficient use by pursuing certain acquisitions or investments, which may leave us unable to pursue better opportunities or to invest in promising capital projects in the future;

•	we may be subject to litigation resulting from our business combinations or acquisition activities; and

•	we may assume unknown liabilities associated with the acquired businesses.

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

We cannot assure you that we will be successful in expanding our business upstream and downstream along the PV product value chain through our strategic initiatives. Any failure to successfully identify, execute and integrate our strategic acquisitions, investments and alliances may have a material adverse effect on our growth, business prospects and results of operations. As a result, the price of our ADSs may decline. Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities, which could have a material adverse effect on our results of operations and cause the price of our ADSs to decline.

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

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, amounting to approximately €554.2 million. In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million. Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, a cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and a material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement. In addition, in the event certain power plants to be developed are not connected to the power grid before December 30, 2010, China Development Bank has the right to declare a proportionate amount of the outstanding loans immediately due and payable representing the percentage of the power to be generated by the unconnected plants to the planned installed capacity of 123 MW. None of the power plants developed were connected to the power grid by December 30, 2010, and as a result China Development Bank is entitled to demand immediate payment of the entire loan amount. GSF has received oral assurances from China Development Bank that it does not intend to demand payment of the loan amount in the event the power plants can be connected to the grid by June 30, 2011. As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF. The fair value of the debt guarantee was approximately €2.0 million, which has been recorded in our balance sheet at the effective date of this guarantee.

Any repayment failure or default event of GSF investee companies under a financing or lease agreement could lead to a repayment obligation on our company and could have a material adverse affect on our business, financial condition, results of operations and prospects.

The GSF investment equity income is based upon assumptions, modeling and inputs from GSF management and may need to be adjusted or written-off in the future if those assumptions, modeling and inputs change.

We account for our investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. The fair value of GSF investee companies has approximated cost before the completion of the construction phase. Subsequently to construction completion, the fair market value of its investee companies has been determined by applying the discounted cash flow method. Key assumptions used in the discounted cash flow models include estimated power output during the life of the project, government feed-in-tariff rates, estimated operational costs during the life of the project, cost of capital discount rate, project lifetime, and income tax ratio. All of these assumptions and inputs involve a significant degree of GSF management judgment. Despite GSF management’s intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from these estimates and assumptions. Because there is a significant degree of GSF management’s judgment in the valuation assumptions, the fair values of GSF investee companies, as reflected in GSF’s net asset value, do not necessarily reflect the prices that would actually be realized upon sale or disposition. If amounts realized are at values significantly lower than the fair values at which investments have been recorded, we would be required to record losses on our equity investment in GSF. In addition, changes in values attributed to GSF investments from quarter to quarter may result in volatility in our equity in net earnings (losses) of affiliates that we report from period to period. Also, a situation where asset values turn out to be materially different than values reflected in prior periods could cause GSF stakeholders, including banks, and current and potential investors, to lose confidence in GSF, which in turn could result in difficulty in raising additional funds for GSF’s future investments.

We may incur impairment losses on our acquisitions and investments in equity securities.

We have made minority investments in the equity securities of a number of companies, including Hoku Scientific, Nitol Solar, Shunda Holdings and Xi’an Longji Silicon. Under U.S. generally accepted accounting principles that we are subject to, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period. In 2008, we incurred charges of $60.0 million and $13.8 million related to the impairment of our investments in Nitol Solar and Hoku Scientific, respectively. In 2010, we also incurred charges of $82.3 million related to the impairment of our investment in Shunda Holdings. We cannot assure you that we will not need to incur additional expenses related to the impairment of such investments, or other investments, in the future. Any such impairment expense could have a material adverse effect on our business, financial condition, results of operations and prospects.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased capital risk.

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our need to obtain additional short-term borrowings to fund our working capital requirements. In 2011, we believe a majority of our revenues will be be derived from credit sales, generally with payment schedule due according to negotiated contracts.

Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to tightening global credit and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and result of operations.

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

The competitive environment in which our PV systems integration business operates requires us, in some instances, to undertake post-sale customer obligations. If our post-sale customer obligations are more costly than expected, our revenue and financial results could be materially adversely affected.

Projects undertaken by our PV systems integration business and in connection with our project development initiatives require us, in some instances, to undertake post-sale obligations that may include:

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

As of December 31, 2010, we had a total of 87 issued patents, 216 pending patent applications in China, and 4 issued patents and 44 pending patent application outside China through Suntech China, and 52 issued patents and 46 pending patent applications in Japan, eight pending patent applications outside Japan through Suntech Japan and two issued patents in Germany through KSL-Kuttler. In addition, we have five pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. The protection of our proprietary technologies outside of China, Japan and Germany is limited, although we have sold, and expect to continue to sell, a substantial portion of our products outside of these countries. Since the protection afforded by our patents is effectively mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek licenses and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Project development or construction activities may not be successful and projects under development may not receive required permits or construction may not commence as scheduled, which could increase our costs and impair our ability to recover our investments.

The development and construction of solar energy facilities involve numerous risks and potential delays. We may be required to spend significant sums for preliminary engineering, permitting, legal, and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. Success in developing a particular project is contingent upon, among other things:

•	negotiation of satisfactory engineering, procurement and construction agreements;

•	receipt of required governmental permits and approvals, including the right to interconnect to the electric grid;

•	payment of interconnection and other deposits (some of which are non-refundable);

•	obtaining construction financing; and

•	timely implementation and satisfactory completion of construction.

Successful completion of a particular project may be adversely affected by numerous factors, including:

•	delays in obtaining required governmental permits and approvals;

•	uncertainties relating to land costs for projects on land subject to governmental approval;

•	unforeseen taxes, engineering problems, or other issues;

•	construction delays and contractor performance shortfalls;

•	work stoppages;

•	cost over-runs;

•	equipment and materials supply;

•	adverse weather conditions; and

•	environmental and geological conditions.

If we are unable to complete the development of a solar energy facility, or fail to meet one or more agreed target supply or construction dates, we may be subject to liquidated damages and/or penalties under the EPC agreement or other agreements relating to the project, and we typically will not be able to recover our costs in the project.

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

We anticipate that our PV products and their installation will continue to be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 30.4% of our outstanding share capital as of December 31, 2010. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We sometimes act as the general contractor for customers in our PV systems integration business, and our PV systems integration business is subject to risks associated with construction, cost overruns, delays and other contingencies tied to performance bonds and letters of credit, which could have a material adverse effect on our business and results of operations.

Our PV systems integration business sometimes acts as the general contractor for customers in connection with the installation of PV systems. Generally, essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge customers for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. For example, the cost of commodities used in such projects, such as steel, may fluctuate significantly in price between the time we submit a bid for a project and the time when we actually make purchases for the project. In addition, we require qualified and licensed subcontractors to install many systems forming part of the project. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, some customers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions. Due to the general performance risk inherent in construction activities, it has recently become increasingly difficult to secure suitable bonding agencies willing to provide performance bonding, and obtaining letters of credit requires adequate collateral. In the event we are unable to obtain suitable bonding or sufficient letters of credit, we will be unable to bid on, or enter into, sales contracts requiring such guarantees.

In addition, customers undertaking larger PV projects often require the payment of substantial liquidated damages for each day, or each other time period, the installation is not completed beyond an agreed target date, up to and including the return of the entire project sale price. Customers or other investors in the project may also require that the PV system generate specified levels of electricity in order to maintain their investment returns, allocating substantial risk and financial penalties to us if those levels are not achieved, up to and including the return of the entire project sale price. Furthermore, customers often require protections in the form of conditional payments, performance guaranties, payment retentions or holdbacks, and similar arrangements that condition its future payments on performance. Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and significant revenue and earnings losses and financial penalties. Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary PV modules, inverters or other materials. All such risks could have a material adverse effect on our business and results of operations.

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

The manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We manufacture our own wafers through our Rietech subsidiary, and we purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and Asia. If we or any of our suppliers fail to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity that may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough alternative polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.

Hazardous materials and greenhouse gas emissions are coming under increasingly stringent governmental regulation. Future regulation in these areas could impact the manufacture, sale, collection and disposal of PV modules and could require us to make unforeseen environmental expenditures or limit our ability to manufacture, sell and distribute our products. With respect to hazardous waste, European Union Directive 2002/95/EC on the Restriction of the Use of Hazardous Substances in electrical and electronic equipment (RoHS Directive), restricts the use of certain hazardous substances in specified products. Other jurisdictions, such as China have adopted similar legislation or are considering doing so. Currently, PV modules are not subject to the RoHS Directive; however, the RoHS Directive allows for future amendments subjecting additional products to the requirements and the scope. A final legislative agreement on the RoHS Directive is not expected until 2011 at the earliest. If PV modules are included in the scope of RoHS without an exemption or exclusion, this could have a material adverse effect on our business, financial condition and results of operations.

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

International accords on climate change, such as the Kyoto Protocol and European Union Emissions Trading System (EU ETS), are launching “cap and trade” systems in several countries for the allowance for emitting carbon dioxide and other greenhouse gases. A cap and trade system could lead to higher demand for PV products since PV products result in lower emissions than conventional power. However, cap and trade laws, increased regulations or other developments related to greenhouse gases could increase our operating, manufacturing and transportation costs and require significant capital expenditures to reduce greenhouse gas emissions.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Almost all of our manufacturing operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 25% appreciation of the Renminbi against the U.S. dollar since July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice. While we believe our current shareholders have complied with existing SAFE registration procedures, however, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules in the future. In case of any future non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. Our PRC affiliates and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, may be subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners, the restricted holders or our PRC affiliates to comply with the Individual Foreign Exchange Rules or relevant SAFE local counterparts’ requirement may subject them to fines and legal sanctions.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.

Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises and domestic companies that qualified as “high and new technology enterprises” operating in a state level economic and technological development zone or in the central or western region in China. For example, Wuxi Suntech, which is registered and operates in a high-tech zone in Wuxi, a state level economic and technological development zone, has been qualified as a “high and new technology enterprise.” As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% for three years since January 1, 2008 and it can continue to enjoy 15% EIT rate so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status.

The PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations to the EIT Law, the Implementation Regulations, issued by the PRC State Council, became effective as of January 1, 2008. Under the EIT Law, China adopted a uniform tax rate of 25% for all enterprises (including domestically-owned enterprises and foreign-invested enterprises) and revoked the previous tax exemptions, reductions and preferential treatments applicable to foreign-invested enterprises. However, there is a transitional period for enterprises, whether foreign-invested or domestic, that received qualified preferential tax treatments granted by relevant tax authorities prior to January 1, 2008. Enterprises that were subject to an EIT rate lower than 25% prior to January 1, 2008 continue to enjoy the lower rate and gradually transition to the new tax rate within five years of the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term prior to January 1, 2008 continue to enjoy such treatment until the fixed term expires. However, for foreign-invested enterprises that did not become profitable before January 1, 2008, the tax holiday is deemed to commence from January 1, 2008 instead of the time such enterprises first become profitable. Preferential tax treatments may continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” are entitled to a 15% EIT rate.

Wuxi Suntech and Luoyang Suntech Power Co., Ltd. are qualified as a “high and new technology enterprise” under the definition stipulated in the Administrative Measures for the Determination of High and New Technology Enterprises effective as of January 1, 2008. Wuxi Suntech and Luoyang Suntech Power Co., Ltd. was successfully approved to be qualified as a “high and new technology enterprise” under the new EIT regime on December 1, 2008 and December 30, 2008, respectively. The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise, such status will be terminated from the year of such change. We cannot assure you that certain of our other PRC subsidiaries will continue to qualify as “high and new technology enterprises” in future periods. If any of our other PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year. Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2011 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered as “resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income. Under the Implementation Regulations issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. As the detailed implementation rule is not clear, we can not assure you whether we will be treated as a resident enterprise for PRC tax purpose. If we are treated as a resident enterprise for PRC tax purpose, we will be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and Implementation Regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-tax resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as PRC sourced income and be subject to PRC tax. If we are deemed to be a PRC “resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese withholding tax on dividends, and dividends from our Cayman Islands company to ultimate shareholders that are non-PRC resident enterprises and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate. Our PRC subsidiaries currently do not have any plans to distribute dividends to Power Solar System Co., Ltd., or Suntech BVI, other intermediate holding companies or our Cayman Islands company.

If we are required under the EIT Law to withhold PRC income tax on the interest or dividends, if any, that we pay to our non-PRC investors that are “non-tax resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our notes, ordinary shares or ADSs may be materially and adversely affected.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008.The Implementation Rules of the New Labor Contract Law were subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007, which came into effect on May 1, 2008. The New Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. It also requires the terms of employment contracts to be placed in writing within one month of the commencement of an employment relationship, which may make hiring temporary workers more difficult. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. These newly enacted labor laws and regulations also impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been, and may continue to be, volatile.

In 2010, the trading price of our ADSs as reported by the New York Stock Exchange ranged from a high of $18.40 per ADS to a low of $7.12 per ADS. The market price for our ADSs may continue to be highly volatile and subject to wide fluctuations in response to a variety of factors, including the following:

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

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended on December 31, 2010, although there can be no assurance in this regard. Under the U.S. Internal Revenue Code of 1986, as amended, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. For more information on PFICs, see “Taxation — Certain United States federal income tax consequences — passive foreign investment company.”

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

We conduct a significant portion of our operations through Wuxi Suntech. We have continually invested in the capacity of PV cell and PV modules in China since our foundation. In November 2010, we acquired Reitech, a 375 MW ingot and wafer slicing company that was spun off from Glory Silicon, a company in which we have an equity investment. We have engaged in a number of other acquisitions and strategic alliances in order to further expand our sales channels and customer base, broaden our product mix, enhance our manufacturing and design capabilities and diversify our geographical presence, including a joint venture entered into in November 2010 with Wuxi Sunshine Power Co., Ltd. that is engaged in cell manufacturing and in which we hold a 40% interest. See “— Product and Services.” and “— Manufacturing.”

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

We made capital expenditures of $337.5 million, $142.6 million and $335.6 million in 2008, 2009 and 2010, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. A large portion of our capital expenditures in 2008 were used to acquire land use rights for the building of manufacturing facilities, and certain portion of our capital expenditure in 2009 was used primarily for the completion of our thin film manufacturing facility as well as the construction of our PV cell production and supporting facilities in different locations. In 2010, capital expenditures primarily related to the construction of production facilities in Shanghai and other infrastructure projects to support expansion of Pluto capacity. We estimate that our capital expenditures in 2011 to be in the range of $250.0 million to $270.0 million, which will be used primarily for the expansion of our internal ingot, wafer, and PV cell capacities, as well as further investment in module manufacturing capacity based on high efficiency Pluto technology. We plan to fund the balance of our 2011 capital expenditures with cash from operations and additional borrowings from third parties.

B.	Business Overview

Overview

We are one of the leading solar energy companies in the world as measured by production output in 2010, with leading positions in key solar markets. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s largest manufacturer of PV cells and modules, based on production output. In 2010 we sold our 10 millionth PV module. As a key player in the rapidly expanding PV industry, we design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added BIPV products. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide PV system integration services to customers in certain regions, and are expanding our support of utility scale PV systems. In October 2010, we commenced PV module manufacturing operations in the United States in the city of Goodyear, Arizona, in order to be more tightly integrated with and to better serve the fast-growing U.S. market.

We sell our products in various key solar energy markets worldwide including Germany, Italy, Spain, France, Benelux, Greece, the United States, Canada, China, the Middle East, Australia and Japan. We currently sell our products primarily through a select number of value-added resellers such as distributors and system integrators and to end users such as project developers that have particular expertise and experience in a given geographic or applications market. In addition to regional headquarter offices in Schaffhausen, Switzerland, and San Francisco, California, we have sales and customer support offices in Germany, France, Italy, Spain, the Netherlands, Greece, Australia, Japan, Korea, and the United Arab Emirates in the Middle East. We believe that our local sales offices enhance our ability to localize customer service and support, which help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2010, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.9% and 15.9%, respectively.

We believe our international R&D team of leading solar PV scientists combined with China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost engineering expertise, skilled labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner. We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing yields and quality.

In 2010, we significantly increased our aggregate manufacturing capacity to meet strong global demand, including the addition of 500 MW of silicon ingot and wafer capacity. As of December 31, 2010, our annualized aggregate PV cell manufacturing capacity reached 1,800 MW per annum. By the end of 2011, we plan to increase our cell and module production capacity to 2,400 MW (including 1,200 MW of installed wafer capacity), at least partially through joint ventures we have entered into in China.

Our Products and Services

We design, develop, and manufacture PV wafers and also market a variety of PV cells and modules, including a broad range of value-added BIPV products. Since 2010, we also began to manufacture silicon wafers used for the manufacture of our PV cells and modules. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide. We also provide commercial and utility scale PV system integration services in China.

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

Silicon Ingots/Polysilicon Wafers

Silicon ingots are hard, stone-like products produced from raw silicon materials. Silicon wafers are produced by finely slicing pieces from the ingots into quasi-circular wafers. Wafers are inspected for contaminants then packed and transferred to our PV cell production facilities.

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

BIPV

Our BIPV strategy has evolved to focus on high volume standard products which can be applied to residential and commercial rooftops. PV technology can be incorporated into building materials, making them more functional, easier to install and more conveniently sold though traditional building material sales channels. Innovative low profile BIPV products such as Just Roof displace both traditional roofing material and traditional solar racking components, reducing the installed cost of the total solar system while increasing the visual appeal of the roof.

PV System Integration and Project Development

A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity.

PV System Integration

PV system integration involves the design, installation and testing of PV systems. Our PV system integration services may include services such as engineering, procurement of permits and equipment, construction management, monitoring and maintenance. We offer PV system integration services primarily through our business unit, Suntech Energy Engineering Co., Ltd.

Suntech Energy Engineering Co., Ltd. is based in Shanghai, China, and has designed and installed on-grid and off-grid PV systems used in lighting for outdoor urban public facilities, in farms and villages and in commercial buildings.

Project Development

Project development includes the design, installation and testing involved in PV system integration, as well as long-term commitments or investments into the project, which may include development, access to and arrangement of financing, and ownership of an equity interest in the project. In 2009, we pursued project development through our joint venture in Gemini Solar Development Company with Fotowatio RenewableVentures, Inc., or FRV. In April 2010, we severed our relationship with FRV due to a strategic business realignment, and no longer participate in the development of that project.

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to contribute up to €258 million to GSF. As of December 31, 2010, we had contributed a total of €155.7 million, representing all of our contribution obligations as of such date. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

In 2010, we scaled back our PV systems integration and project development business, especially in the U.S. We continue with this business in Asia.

Manufacturing

Our future success depends on our ability to continue managing our production facilities effectively, further improve our production conversion efficiency, and reduce our manufacturing costs. Our integration from wafer through module production has enhanced our ability to streamline operations and capture synergies along the supply chain. We plan to capitalize on this opportunity during 2011. Beyond the cell efficiency gains we expect from Pluto, we are in the process of capturing module efficiency gains from improved operational practices. Leveraging our leading market position, we are investing in improved strategic sourcing to further lower our silicon and non-silicon material costs.

In order to maintain our record of high capacity utilization, we will continue to introduce in-house designed automation equipment. This has already enabled us to reduce manufacturing headcount, which would otherwise inhibit our growth potential.

We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process on a cost-effective basis. Our consequent ability to produce PV cells with either monocrystalline or multicrystalline silicon wafers gives us flexibility in raw material procurement and enables us to respond to changes in product specific demand, which is more difficult to achieve with fully-automated processes often utilized by necessity in countries with higher labor costs. At the same time our flexible manufacturing approach enables us to maintain high manufacturing yields.

Manufacturing Processes

To produce monocrystalline silicon ingots, silicon raw materials are first melted in a quartz crucible in the pulling furnace. Then, a thin crystal seed is dipped into the melted material to determine the crystal orientation. The seed is rotated and then slowly extracted from the melted material which solidifies on the seed to form a single crystal. To produce multicrystalline ingots, molten silicon is changed into a block through a casting process in a furnace. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes. PV cell manufacturing begins with ultrasonic cleaning of silicon wafers followed by chemical treatment of the wafer surface, which reduces the PV cell’s reflection of sunlight. Through a thermal process, or a diffusion process, we then introduce certain impurities into the silicon wafer and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, which involves removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the PV cell in order to enhance its absorption of sunlight. We screen print negative and positive metal contacts, or electrodes, onto the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to allow sunlight to be absorbed. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at high temperature. We complete the manufacturing of PV cells by testing and sorting.

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

The diagram below illustrates the PV cell manufacturing process:

Our PV modules are formed by interconnecting multiple PV cells in the desired electrical configuration through tabbing and stringing. The interconnected cells are laid out and laminated in a vacuum and then go through a curing process, or a heating process. Through these processes, our PV modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture. Assembled PV modules are packaged in a protective aluminum frame prior to testing.

The diagram below illustrates the PV module manufacturing process:

In April, 2008, we acquired KSL-Kuttler, a leading manufacturer of wet processing and automation systems for the printed circuit board industry base in Germany. In 2010, we substantially reduced the operations in Germany to improve cost effectiveness, and have increased our manufacturing capacity in our Suzhou plant by adding approximately 33,400 square meters to the facility.

In March 2009, we entered into a subscription agreement to acquire a majority interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7.0 million. Pursuant to the subscription agreement, we acquired 76.7% of the equity of CSG Solar by the end of 2009. Subsequently during 2010, we acquired a further 21.75% equity interest in CSG Solar from existing shareholders at the value of €1.5 per share, which increased our equity interest in CSG Solar to 98.42%.

Manufacturing Capacity Expansion

In 2010, we increased our annual cell and module manufacturing capacity to 1,800 MW, up from 1,100 MW in 2009. As a result, during 2010 we were able to ship 1,572 MW of solar product, 125% more than in 2009. Key initiatives included the construction of our Arizona-based module manufacturing facility which we ramped to 25 megawatts of annual capacity in one shift operation. We entered a joint venture called Wuxi Sun-shine Power Co., Ltd., or Wuxi Sun-shine, with two Wuxi based companies, Wuxi Industrial Development Group and Wuxi New District Economic Development Group, that will own and operate a 1,200 MW PV cell production facility co-located at our Wuxi campus. Construction of the facility was commenced in the fourth quarter of 2010. In support of our move towards becoming a more vertically integrated producer, we acquired Rietech, which was spun off from the Glory Silicon, in the fourth quarter of 2010, a China-based silicon ingot and wafer manufacturing facility with 375MW of capacity. We expanded the facility to achieve 500MW of ingot and wafer capacity by the end of 2010.

In 2011, we plan to increase our cell and module capacity to 2,400 MW, including further ramping our Arizona module facility to 50 MW (introducing a second shift) and ramping phase 1 of the Wuxi Sun-shine production facility to 600 MW of annual capacity by mid-year. We will implement the second phase addition of 600 MW PV cell capacity at the joint venture in the second half of 2011 or 2012, subject to demand visibility. We target annual wafer capacity of 800 MW by the end of the first quarter of 2011, increasing to 1,200 MW by year end. Internal wafer capacity is expected to represent approximately 50% of our PV cell and module capacity.

Raw Materials

Raw materials required in our manufacturing process include silicon wafers, ethylene vinyl acetate, metallic paste, tempered glass, tedlar-polyester-tedlar material, connecting systems and aluminum framing. Our raw material procurement policy is to (i) use only vendors who have demonstrated quality control and reliability, and (ii) maintain multiple supply sources for each of our key raw materials so that supply problems with any one vendor will not materially disrupt our operations. We evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly. We maintain adequate supply of silicon wafers and other raw materials based upon regular estimates of customer orders and optimized production plan.

We have adopted an initiative to increase purchases of supplies and raw materials from suppliers based in China that can provide supplies of comparable quality as those produced outside of China but at a lower cost and a shorter lead and delivery time. This includes suppliers for silicon wafers, tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material, aluminum framing and metallic paste.

Polysilicon and Silicon Wafers

Polysilicon and silicon wafers are the most important raw materials for making PV products.

Currently, we have business relationships with over 50 suppliers of polysilicon and silicon wafers. We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements. We procure our remaining polysilicon and silicon wafer supplies from short-term supply agreements and the spot market. Since 2010, we also began to manufacture silicon wafers, which can be used to satisfy a portion of our wafer need for the manufacture of our PV cells and modules.

We have also made strategic equity investments in upstream suppliers. We entered into these strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.

•	In March 2008, we acquired an 11.7% equity interest in Hoku Scientific for a total consideration of approximately $20.0 million. Hoku Scientific is a public company listed on the Nasdaq Global Market and is in the process of constructing a polysilicon manufacturing facility in Idaho. In December 2009, Tianwei New Energy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting our holdings of Hoku Scientific to approximately 4.19%. In June 2007, we entered into a long-term supply agreement with Hoku Materials Inc., or Hoku Materials, one of the subsidiaries of Hoku Scientific, for the supply of polysilicon beginning in 2009. This agreement was subsequently amended providing for Hoku to begin deliveries of polysilicon to us in mid-2011, and the initial term of the contract was shortened from 10 years to 1 year, subject to renewal on yearly basis.

•	In March 2008, we acquired a total of 14.0% equity interest in Nitol Solar for a total consideration of approximately $100 million through the purchase of newly issued shares of Nitol Solar in three tranches. Nitol Solar, a privately held company incorporated in the Jersey Islands, is in the process of constructing a polysilicon manufacturing facility near Irkutsk, Russia. In March 2009, Nitol completed a loan and equity arrangement with Alfa Bank of Russia such that Nitol issued shares totaling 25% of its outstanding and issued equity to Alfa Bank. Our holdings in Nitol were consequently diluted to approximately 11.5%. In August 2007, we entered into a supply agreement with Solaricos Trading, Ltd., or Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009. This agreement was amended in 2008 and 2009 to provide for variations on pricing and volume, among other matters.

•	In May 2008, we acquired an 18.0% equity interest in Glory Silicon for a total consideration of approximately $21.4 million. Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities and is in the process of expanding its wafer plant. Since May 31, 2010, Glory Silicon was under reorganization to split its China mainland operation among the shareholders. Such split has been substantially completed as of December 31, 2010. As part of this reorganization, effective on June 1, 2010, certain of Glory’s assets and liabilities were injected into a newly incorporated domestic Chinese entity, Rietech, which was co-owned by us and two investors. From June 1, 2010 through December 2010, the assets and liabilities injected into Rietech’s assets, were under joint control of two other investors and us and were legally isolated from the founder of Glory. In December 2010, to shift from a pure cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, we acquired the equity interests that the two investors had in Rietech, Yangzhou Rietech Renewal Energy Company, or (“YZ Rietech”), and Zhenjiang Ren De New Energy Science Technology Co., Ltd., or (“ZJ Ren De”), and other non-operating entities, for a total cash consideration of US$123.4 million. As a result we have acquired the 100% interest in Rietech.

•	In May 2008, we acquired a 15.8% equity interest in Shunda Holdings for a total consideration of approximately $101.9 million through the purchase of convertible preferred stock. The preferred shares were later converted to common shares in 2009. Shunda Holdings is a manufacturer of polysilicon and wafers based in China. Along with the acquisition of the split Chinese operation from Glory Silicon which was renamed Rietech, which is also described in the preceding paragraph, we indirectly acquired an additional 20.85% equity interest of Shunda through the acquisition of equity interest that two investors had in Rietech, YZ Rietech, ZJ Ren De and other non operating entities as mentioned above. In January 2008, we entered into a definitive thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it would supply us specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020. In 2010, we amended our procurement agreement with Shunda allowing us to renegotiate the price and volume on a monthly basis.

•	In May 2008, we acquired a 5.0% equity interest in Xi’an Longji Silicon for a total consideration of $7.3 million. Xi’an Longji Silicon, a privately held company incorporated in the PRC, manufactures wafers and is in the process of expanding its wafer production capacity. Our interest in Xi’an Longji Silicon was diluted to 4.7% in February 2009 and 4.4% in 2010 as a result of additional share issuances. In January 2008, we entered into a five year wafer purchase agreement with Xi’an Longji Silicon with pricing to be adjusted based on market trends. In 2010, we signed a new six year wafer tolling and procurement agreement with Xi’an Longji, which supercedes the previous five year procurement agreement and allows us to renegotiate contract volume and price each quarter based upon market oriented pricing mechanism and our actual needs. The outstanding prepayment with Xi’an Longji under the old agreement was transferred to the new agreement.

•	From January 2009 to October 2009, we acquired an aggregate of 20% equity interest in Asia Silicon. Asia Silicon, a privately held company incorporated in the British Virgin Islands, is a polysilicon manufacturer in Qinghai, China, which began commercial operations in late 2008. Due to a change in strategy, we disposed of our interest in Asia Silicon on December 1, 2010, for a cash consideration of $23.9 million. In January 2007, we entered into an agreement with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a 16-year period. As of December 31, 2010, we had a $82.4 million prepayment to Asia Silicon, and a settlement plan is under negotiation.

•	In November 2010, we committed to subscribe to a 40% equity interest in a newly established joint venture, Wuxi Sun-shine, which is engaged in PV cell manufacturing. As of December 31, 2010, we invested $30.0 million in total and a remaining $9.6 million will be paid within the remaining two years. In September 2010, we entered into a five-year processing agreement with Wuxi Sun-shine, under which Wuxi Sun-shine will provide cell processing service to us.

Quality Assurance and Certifications

We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the process. Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance. If a problem is detected, a failure analysis will be performed to determine the cause.

We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2010.

Certification Test Date	Certification or Test Standard	Relevant Products

June 2002 and renewed in August 2009	ISO 9001:2000 (renewed as ISO9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon PV cells, modules and application systems

March 2006	UL certification, conducted by Underwriters Laboratories, against the standard of UL1703 3rd edition.	Certain models of our PV modules

June 2005-December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

July 2007	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	Certain models of our PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

August 2007	VDE certification, conducted by VDE testing and certification institute, against the requirement of IEC61215:2005 and IEC 61730-1,-2	Certain models of our PV modules

December 2007	Export Inspection Exemption Certificate, the only certificate in PV industry issued by China General Administration of Quality Supervision Inspection and Guarantee	All models of PV modules

March 2008	“Golden Solar” certification by CGC, against the requirement of GB/T9535-1998.	Certain models of our PV modules

August 2008	CQC/CCC certification, conducted by CQC (China Quality Certification Center), against the requirement of GB/T 9535-1998 and GB 9962-1999.	Certain double glass models of our PV modules

October 2008	KIER certification, conducted by Korea New and Renewable Energy Center	Certain models of our PV modules

March 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	Certain models of our PV modules

September 2009	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, against the requirement of IEC61215 2nd edition, IEC61730-1,-2, 1st edition.	Certain models of our PV modules

September 2009	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	PLUTO series module

October 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	PLUTO series module

March 2010	MCS certification, conducted by BBA (British Board of Agrement), against the requirement of MCS005 Solar Photovoltaic Modules.	Certain models of our PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

May 2010	TUV certification, conducted by TUV Rheinland Japan, test in Ammonia Gas Atmosphere according to DIN 50916:1985 T2.	Certain models of our PV modules

May 2010	VDE certification, conducted by VDE, according to IEC82/576/CD:2009 (IEC61701 Salt mist corrosion testing of PV modules)	Certain models of our PV modules

Markets and Customers

We sell our products in various key markets worldwide, including Germany, Italy, France, the United States, China, the Middle East, Australia and Japan. The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2008		2009		2010
	Total Net		Total Net		Total Net
Region	Revenues	%	Revenues	%	Revenues	%
	(In millions, except percentages)

Europe:
Germany	$570.9	29.7%	$701.8	41.4%	$818.5	28.2%
Spain	718.7	37.4	61.1	3.6	86.5	3.0
Italy	117.1	6.1	200.1	11.8	473.9	16.3
France	10.1	0.5	108.4	6.4	223.0	7.7
Benelux	29.8	1.5	74.2	4.4	124.8	4.3
Others	46.6	2.5	107.9	6.4	191.0	6.6

Europe Total	1493.2	77.7	1,253.5	74.0	1,917.7	66.1
United States	142.7	7.4	160.4	9.5	443.3	15.3
China	134.9	7.0	75.7	4.5	154.0	5.3
Australia	15.0	0.8	33.5	2.0	120.0	4.1
Japan	6.7	0.3	81.6	4.8	134.2	4.6
Others	131.0	6.8	88.6	5.2	132.7	4.6

Total net revenues	$1,923.5	100.0%	$1,693.3	100.0%	$2,901.9	100.0%

We sell our PV modules primarily through sales contracts with a term of less than one year and, generally, are obligated to deliver PV modules according to pre-arranged prices and delivery schedules.

Sales and Marketing

We currently sell our products primarily through a selected number of value-added resellers, such as distributors and system integrators, and to end users such as project developers with experience in a given geographic or applications market. We have also established local sales offices in our key markets such as Australia, France, Germany, Italy, Japan, the Middle East, South Korea, and the United States. We believe our local sales offices enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.

We have extensive distribution channels and broad brand recognition in key solar markets. We have been selling PV cells and modules to European countries for more than eight years, the United States for more than seven years, and have supplied PV modules to a number of large and high-profile installations in both Europe and the

United States. Due to our track record of supplying high quality, reliable and cost-effective PV modules to high-profile customers, we have developed strong brand recognition in key solar markets.

Our worldwide teams, which have an in-depth understanding of the local business environment and PV markets, will enable us to develop stronger relationships with our key customers. They provide customers with a high standard of service before, during, and after sales. Our major international customers include EDF EN Development, Energiebau Solarstromsysteme GMBH, IBC Solar, Krannich Solar GMBH, and Sempra Generation. We believe that our extensive international sales and distribution network and wide brand recognition enable us to introduce new products into the market quickly and provide better service to our customers.

In 2010, we introduced upgraded “D-Series” modules, with high power ratings, to our customers worldwide. In October 2010, we announced partnerships with leading smart module companies to develop next-generation customer solutions based on our global PV knowledge and experience.

Warranty

Our standard PV modules are typically sold with a five-year warranty for defects in materials and workmanship. Our PV modules also contain a 5, 12, 18 and 25-year standard warranty against declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. The warranty periods of Suntech BIPV products vary depending on the nature and specification of each BIPV product. In certain circumstances, we also provide special warranties to meet our customers’ special requirements, although we generally would impose a surcharge for such customers.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret, copyright and domain name protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of December 31, 2010, we had a total of 87 issued patents, 216 pending patent applications in China and 4 issued patents and 44 pending patent application outside China through Suntech China, and 52 issued patents and 46 pending patent applications in Japan, eight pending patent applications outside Japan through Suntech Japan and two issued patents in Germany through KSL-Kuttler. With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our PV products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We also finished choosing a data safety protection system in 2010 and will begin to implement this system in 2011 to better protect our key know-how.

We maintain nearly 400 trademarks globally. We maintain trademark registrations in China, including but not limited to the names Suntech, Suntech Power, MSK, KSL Kuttler Automation Systems, and our logo. One of our trademarks in China has been deemed as well-known trademark by the State Administration of Industry and Commerce in P.R.C. We have registered, or are in the process of registering, such names in the United States, Canada, the European Union, Australia, New Zealand, India, Japan, South Korea, Hong Kong, Indonesia, Singapore, Malaysia, Thailand, the United Arab Emirates, Israel and South Africa. As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding.

In an effort to stop or forestall the export of imitation and fraudulent products, we have at times worked with customs agencies around the world to seize and destroy infringing products. We continue to monitor potential infringement matters worldwide, and will continue to protect our intellectual property as needed. In 2010, with the assistance of customs authorities in the EU, several containers of infringing products were seized and subsequently destroyed. We have been and will continue to bring legal actions against infringers of our trademarks in China and Europe.

We maintain nearly 100 domain names globally, including suntech-power.com and many similar domain names as a defensive method. We also take appropriate legal actions to oppose and force to cancel those inappropriate registrations of domain names which may cause confusion to our customers in the market.

We have not had any material intellectual property claims brought against us, although we continue to enforce our intellectual property rights against alleged infringers worldwide.

Competition

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers has rapidly increased due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. Our competitors include PV divisions of large conglomerates such as Samsung Corporation, specialized cell manufacturers such as JA Solar, as well as integrated manufacturers of PV products such as SunPower Corporation. Some of our competitors have also become vertically integrated, from upstream polysilicon and silicon wafer manufacturing to PV system integration including Trina Solar and Yingli Solar. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources.

A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on newer PV technologies, including thin film PV modules, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies. Furthermore, the entire PV industry faces competition from conventional energy and non-solar renewable energy providers. Due to the relatively high energy production costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

The “end of life” treatment of electrical and electronic waste is receiving greater legislative attention globally and PV modules may be included within the scope of legislation covering such end of life waste. Within Europe it is anticipated that legislation will require a producer responsibility to ensure end of life treatment of PV modules. In Europe the organization PVCycle, of which we are a member, is co-ordinating the creation of an effective end of life take-back and recycling scheme. Our crystalline PV modules have an expected operational life in excess of 25 years, in line with leading industry peers, and as such only small volumes of modules (significantly less than 0.1% by weight), and those suffering damage in operation for example, are currently being returned as having reached end of life. Our crystalline PV modules currently have an aluminum frame and a plastic junction box. Once these are removed, the remaining laminate is greater than 95% by weight glass and as such can be recycled within existing glass recycling facilities. On this basis the costs of meeting the producer responsibility legislative requirements are anticipated to be less than 1% of the selling price of the module.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment and facilities. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately $2,111 million as of December 31, 2010. We also maintain insurance policies in respect of marine, air and inland transit risks for the export of our products. We maintain business interruption insurance against business disruption and natural disaster. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes or significant warranty claims against our products, could have a material adverse effect on our results of operations. We paid an aggregate of approximately $3.68 million in insurance premiums in 2010.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil fuel renewable energy and their on-grid application. In its recent amendment effective as of April 1, 2010, it is specified that a development fund is to be set to compensate the high cost of renewable energy projects. In order to expand the application of renewable energy, it also requires grid companies to enhance the construction and the management of the grid network. It authorizes the relevant government pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.

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

Taxation

See “Item 10. Additional Information. — E. Taxation.”

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of December 31, 2010.

D.	Property, Plant and Equipment

Our research and development and manufacturing facilities are located principally in the PRC, as well as in Europe. We are headquartered in the New District in Wuxi, Jiangsu province, PRC. The following table sets forth the location and size of our major operations as of December 31, 2010.

	Square Meters
Location	(Approx.)	Remarks

Wuxi, Jiangsu Province, PRC	236,000	Corporate headquarters; PV cell and module manufacturing
Shanghai, PRC	160,000	Pluto cell and module manufacturing
Yangzhong, Jiansu Province PRC	150,000	Ingot and wafer manufacturing
Yangzhou, Jiangsu Province PRC	136,000	Ingot and wafer Manufacturing
Suzhou, Jiangsu Province, PRC	33,400	KSL Kuttler equipment design and manufacturing
Luoyang, Henan Province, PRC	25,000	PV cell manufacturing
Yangzhou, Jiangsu Province, PRC	20,000	PV cell manufacturing
Goodyear Arizona USA	11,000	PV module manufacturing
Dauchingen, Germany	11,000	KSL Kuttler equipment design and manufacturing
Nagano, Japan	7,000	BIPV products

As of December 31, 2010, our annualized aggregate PV cell manufacturing capacity reached 1,800 MW per annum.

In January 2010, we entered into a building lease for approximately 117,000 square feet in Goodyear, Arizona in connection with our plans to establish a 30MW manufacturing facility. This facility began operations in September 2010.

In the fourth quarter of 2010, we increased the size of the KSL-Kuttler plant in Suzhou to 33,400 square meters from approximately 29,000 square meters.

In the fourth quarter of 2010, we began to manufacture silicon wafers through the acquisition of Rietech, which was spun off from Glory Silicon. We had built up our wafer and ingot capacity to 500 MW by December 31, 2010.

Our future success depends on our ability to continue managing our production facilities effectively, further improve our production conversion efficiency, and reduce our manufacturing costs. Our integration from wafer through module production has enhanced our ability to streamline operations and capture synergies along the supply chain. We plan to capitalize on this opportunity during 2011. In addition to the cell efficiency gains we expect from Pluto, we are in the process of capturing module efficiency gains from improved operational practices. Leveraging our market-leading position, we are investing in improved strategic sourcing to further lower our silicon and non-silicon material costs.

In order to maintain our record of high capacity utilization, we will continue to introduce in-house designed automation equipment. This has already enabled us to reduce manufacturing headcount, which would otherwise negatively affect our growth potential.

We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process on a cost-effective basis. Our ability to produce PV cells with either monocrystalline or multicrystalline silicon wafers gives us flexibility in raw material procurement and enables us to respond to changes in product specific demand, which is more difficult to achieve with fully-automated processes often utilized by necessity in countries with higher labor costs. At the same time our flexible manufacturing approach enables us to maintain high manufacturing yields.

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

We believe the most significant factors that directly or indirectly affect our financial performance and results of operations include:

•	industry demand;

•	geographical exposure, government subsidies and economic incentives;

•	production capacity expansion, production and facility management and capacity utilization;

•	price and availability of polysilicon and silicon wafers;

•	pricing of PV products; and

•	process technologies.

Industry Demand

Our business and revenue growth depend on industry demand for solar energy products. The PV industry has experienced significant growth since the late 1990’s. Industry demand for PV products has significantly revived in 2010 in our key markets including Germany, Italy, the United States, the rest of Europe, Japan, as well as other emerging economies. The Japanese market is uncertain in the short term due to recent environmental disasters. Post the financial crisis, consumer confidence and business expenditures have progressively improved in 2010. The recovery has lead to improved market demand for products that require significant initial capital investments, including our PV products. Access to financing capital to build solar infrastructures continues to improve driven by increasing awareness on renewable energy, stronger balance sheet for capital providers, and sustainable government incentives to develop solar as an alternative energy solution. Moreover, steady manufacturing cost reduction of PV products and stimulated economic incentives for customers to install PV systems as an alternative to traditional power generation has improved demand for our products.

In the near term, mature government subsidy roadmaps for developed economies have led developers to be aggressive with their solar installations so that they can meet government deadlines and enjoy better economic returns. Cost reductions of solar installations have proven to be viable and have also led to aggressive solar installation in emerging economies. In the long run, we believe that solar energy continues to have significant future growth potential and that demand for our products and services will continue to grow significantly for the following reasons:

•	rising energy demand, but finite fossil energy resources and concern over nuclear generation;

•	increasing environmental awareness leading to regulations and taxes aimed at limiting emissions from fossil fuels;

•	growing adoption of government incentives for the development of solar energy worldwide;

•	narrowing cost differentials between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for PV products driven by lower raw materials costs and increased production efficiencies;

•	continual improvements in the conversion efficiency of PV products leading to lower costs per watt of electricity generated, making solar energy more efficient and cost-effective; and

•	bankability, reliability, modularity, scalability and other features of our products.

Geographical Exposure, Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends largely on two factors: 1) the scale and predictability of government renewable energy mandates and their corollary solar incentives; and 2) the emerging cost-competitiveness of wholesale solar in certain markets. The cost of electricity generated by PV products currently still exceeds the cost of electricity generated from conventional power such as coal and hydropower in most markets, but it is rapidly nearing competitiveness with natural gas energy in many US and European markets. Nevertheless, governments in many of our key markets, most notably Germany, Italy, Spain, most US states, France, Greece and South Korea, continue to create economic incentives to develop markets for solar energy.

Feed-in tariffs in Germany, Italy, and certain other core markets may be further reduced. In turn, our revenue generation and operating results could be adversely impacted from unfavorable policy revisions. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Sales to Germany accounted for approximately 28.2% of our total net revenues in 2010. Although Germany accounts for the largest portion of our business, our net revenue exposure to Germany has greatly declined from 41.4% in 2009 as a result of our business diversification. The German feed-in tariff reduction in mid-2010 has led to rush-in demand for solar installation in the first half of 2010, followed by less installation activities in the second half of 2010. However, we believe further downward revision of German feed-in tariffs could potentially trigger installer’s tendency to complete the projects before the deadline but also combined with more aggressive pricing pressures for PV modules. We believe Germany could consider multiple reductions over the coming years to mitigate the economic burden but they provide the industry with more transparency for planning.

Sales to Italy accounted for 16.3% of our total net revenues in 2010. The Italian market has a major portion of the world’s installed photovoltaic power generation due in large part to Italian government policies that established high feed-in tariff rates. In March 2011, the Italian government capped installations on agricultural land at 1MW. In the same decree, the current Italian FIT (terzo conto Energia) will terminate on May 31, 2011, and new rules and FIT are planned to be rolled out by April 30, with possibly an annual cap, FIT amount reduction and FIT proportional to the dimension of PV system. If new feed-in-tariff standards or solar subsidy restrictions are adopted by the Italian government, our ability to pursue an expansion strategy in Italy would be adversely affected.

Sales to France accounted for 7.7% of our total net revenues in 2010. France’s high exposure to nuclear energy and its potential risk to the environment have led to accelerated growth of renewable energy installations in France in early 2011. However, France is not immune from potential subsidy reduction measures to reduce government liabilities to solar projects. The reduction of a solar subsidy in France could be either in the form of feed-in-tariff reduction or the announcement of an installation cap to restrain overwhelmed solar applications.

Sales to China accounted for 5.3% of our total net revenues in 2010. Governmental authorities have not adopted a feed-in tariff policy and currently award solar projects through either a project tendering process or bi-lateral negotiations. While the solar industry generally anticipates that China will adopt a solar feed-in tariff, there is no guarantee this will occur in a timely manner or at all or that any feed-in tariff will be economically viable. Without a feed-in tariff, the size and attractiveness of China’s solar market may be limited and we may be unable to sell into China at an attractive price, limiting one of our anticipated growth markets. We remain optimistic on the long term volume opportunity in China and will keep investing in our market presence at a closely monitored pace.

Sales to the United States accounted for 15.4% of our total revenues in 2010. In the United States, major utilities in 30 states are required to purchase renewable energy, and sometimes distinct percentages of solar energy, in set amounts each year and often with compliance fines. In parallel, utilities and states offer economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted and potential markets is affected significantly by the availability of such government policies and economic incentives, but also increasingly by the emerging cost-competitiveness of solar with natural gas. Our sales are also increasingly impacted by complex renewable portfolio standards, or RPSs, implementation rules on our customers, such as interconnection processes, contract performance guarantees, curtailment provisions in utility contracts, and so on.

California has been the state where the majority of solar power module and system sales have taken place during the past five years. The state has a law obligating utilities to achieve a 33% RPS by 2020. Other states have also recently passed large RPS mandates, often with a mandatory solar “carve-out”, including New Jersey, Colorado, Illinois, Massachusetts, and other states, which are expected to drive substantial long-term sales. We are also optimistic for significant new solar RPS programs and/or incentive programs in two more states, New York and Texas. However, the continuation of the California market is largely dependent on passage of the 33% RPS and/or removal of existing, but non-viable, renewables contracts in the utility procurement queues. Moreover, several states have encumbered their RPS rules with in-state development requirements which could lead to legal challenges on the entire RPS law on the grounds of a violation of the Interstate Commerce Clause. Finally, many state incentive programs for retail distributed generation have rapidly declined in value with little advance notice; the termination or level of these incentives could harm sales in those markets where customers cannot recoup a value from selling the green renewable energy credits.

We also sell our products to emerging markets including South East Asia, Africa, the Middle East, and emerging Europe. However, political and credit risks for these markets can be substantially higher than developed economies which our revenue was previously exposed to. Moreover, subsidy programs in emerging markets may require an extended period of time to attain effectiveness because the applicable permitting and grid connection processes associated with these programs can be lengthy and administratively burdensome. In addition, if any of these statutes or regulations is found to be unconstitutional, or is reduced or discontinued for other reasons, sales prices and/or volumes of our PV modules in these countries could decline significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Production Capacity Expansion, Production and Facility Management and Capacity Utilization

Our capacity expansion has contributed to increases in sales of our PV products, which amounted to 495.5 MW, 704.0 MW, and 1,572.0 MW in 2008, 2009, and 2010 respectively. Our total net revenues amounted to $1,923.5 million, $1,693.3, and $2,901.9 million for the same periods.

In 2010, we expanded the PV cell capacity at our Shanghai plant, commercialized the production of our Arizona module factory, and increased our overall capacity through engineering initiatives. By the end of 2010, we reached a total cell manufacturing capacity of 1,800 MW composed of 1,200 MW in Wuxi, 400 MW in Shanghai, and 200 MW in Luoyang. In addition, we acquired Rietech and attained an annualized ingot-wafer manufacturing capacity of 500 MW at the end of 2010. By the end of 2011, we plan to increase our total cell capacity to 2,400 MW, of which 600 MW of cell capacity will be operated and owned and operated by the joint venture with Wuxi Industrial Development Group and Wuxi New District E&D Group. The joint venture will own and operate a 1,200 MW PV cell production capacity at our Wuxi campus. We will own 40% of the joint venture and our total equity contribution to the joint venture is about $60.0 million. 600 MW of the PV cell capacity is expected to be completed by middle of 2011, and the remaining 600 MW will be ramped in the second half of 2011 or 2012 depending on demand outlook.

We plan to continue ramping up the capacity of Rietech, our internal ingot and wafer subsidary from 500 MW at the end of 2010, to 1,200 MW by the end of 2011. We expect our blended wafer cost to reduce meaningfully throughout the course of 2011 due to rising internal wafer production capability. By the end of 2011, we expect internal wafer production to account for 40% to 50% of our total wafer consumption used for module production.

In 2010, we retrofitted substantial conventional PV cell capacity with Pluto technology. Our total Pluto enabled capacity was 450 MW by the end of 2010 and we intend to ramp this to full utilization by the end of 2011.

Due to the rapid drop in silicon PV module cost, we believe our prior initiative to invest in amorphous-silicon (A-Si) thin-film PV would not generate ideal return on investment compared to prior expectations. We believe A-Si thin-film product could rapidly lose its competitiveness versus crystalline based technology in the foreseeable future. Our turn-key solution supplier Applied Materials also decided to exit the thin-film PV equipment market, which lead us to believe there is a low likelihood for us to continue improving the conversion rate of our thin-film products. In light of these reasons, we have substantially written down the carrying value of our Shanghai thin-film manufacturing line as a result of our decision to abandon the investment. We do not have any plans to re-devote our operational resource to A-Si based thin-film manufacturing line in the foreseeable future.

Our future success depends on our ability to manage our production facilities effectively, to continue improving our production conversion efficiency, and to reduce our manufacturing costs. Other than increasing revenue from PV modules based on Pluto technology cells, we plan to further reduce our manufacturing costs including lowering our silicon and non-silicon material costs, improving manufacturing productivity, timely revising expansion plans and related capital expenditures, adopting additional lean manufacturing processes, and consistent implementation of process automation with our in-house manufactured equipments.

Capacity utilization is a key factor in growing our revenues and profits. Our manufacturing lines have operated at utilization rates consistently exceeding their design capacities for the most part of 2010 and we therefore attained highly competitive manufacturing processing cost. However, in circumstances where we need to optimize our inventory level, or market demand falls to below our original expectation, we could from time to time lower our capacity utilization rate and result in temporarily higher than optimized manufacturing costs.

Price and Availability of Polysilicon and Silicon Wafers

After the financial crisis, demand for solar products has substantially revived and also has led to rising selling prices of silicon wafers, our key input material of production. We entered into a number of multi-year supply agreements in the three year period from 2006 through 2008 to secure the volume required to meet our consumption demand for module productions. In 2010, we entered into one additional long term silicon supply contract. These supply agreements accounted for a significant portion of the polysilicon and silicon wafers consumed in 2010. Although the unit prices of polysilicon and silicon wafers under some of these agreements were higher than prices on the spot market in 2010, we were able to re-negotiate the pricing and volume delivery mechanism for a substantial portion of these supply agreements to be more in line with spot market pricing, and thus retain our cost competitiveness.

Many of our multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice us for the full purchase price of polysilicon or silicon wafers we are obligated to purchase each year, whether or not we actually order the required volume. While we have sought to re-negotiate the terms of our “take or pay” supply agreements since 2009, and have in some instances obtained reduced prices and other concessions from several of our suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under re-negotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant. In the event we are unable to re-negotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up and required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We believe that following recent supply — demand imbalance related price increases, spot prices of both monocrystalline and multicrystalline silicon wafers will continue to fall in the long run. We also expect ongoing rapid capacity expansion of silicon wafer capacity globally will gradually alleviate wafer supply tightness starting in mid-2011. In addition, our acquisition of Rietech has enabled us to attain internal ingot and wafer capability, which we believe will help us to at least partially mitigate the risk of a potential supply shortage should wafer demand temporarily exceed supply and lead to aggressive price increases.

Pricing of PV Products

Pricing of PV products is principally affected by market supply – demand dynamics and various governments’ attitude toward subsidies. In 2010, some of our key markets including Germany and France have announced scaling down of solar feed-in-tariff subsidies. These subsidy cuts announcement had led to strong demand and firm pricing of our product as customers were urged to install before the subsidy reduction deadline. However, subsequent to this module pricing was considerably reduced in order to maintain an attractive return for solar project owners. The net impact from strong demand and various subsidy cut announcements in the key markets, and fluctuations of currency exchange rates, was that the prices of our PV modules reduced moderately during the first half of 2010, and remained largely stable in the second half of 2010.

We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the history and strength of our relationship with a particular customer and our costs of polysilicon or silicon wafers. The average selling price per watt of our PV modules declined from $3.89 in 2008 to $2.40 in 2009 to $1.82 in 2010. The majority of our solar products were sold in the form of modules, which accounted for 95.3% of our total revenue in 2010.

Due to exchange rate fluctuations, mainly movement of U.S. dollar against Euro in the first half of 2010, we recognized significant foreign exchange losses in the first half of 2010. These foreign exchange gains and losses had a significant effect on our operating results in 2010. The fluctuation of the Euro also had a dynamic impact on the average selling prices of our products reported in U.S. dollar terms during such period. See “Item 3. Key Information — Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates have had, and could continue to have, an adverse effect on our results of operations.”

We are continuing our efforts to distinguish our PV products through features such as high conversion efficiency, quality of manufacture and warranty, and adequate credit for customers, but there can be no assurance that our efforts will succeed in preventing further declines in demand for or further decreases in the average selling price of our products under the current macroeconomic conditions. In addition, the reduction in the spot market silicon price coupled with dynamic demand for PV products could hamper our ability to timely pass on to our customers the cost of a significant portion of our raw materials and increased our provisions for raw materials, which contributed to the fluctuation of our gross profit margin from 17.8% in 2008, to 20.0% in 2009, and to 17.4% in 2010.

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

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and to manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. As of December 31, 2010, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 17.8% and 15.8%, respectively. In 2009, we commenced commercial shipment of PV modules based on Pluto technology, which is a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.8% to 19.1% on PV cells manufactured with monocrystalline silicon wafers and 16.6% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We had achieved 450MW of Pluto enabled cell production capacity by December 31, 2010.

Revenues

We currently derive revenues from two sources:

•	Sales of PV modules (including BIPV products), which accounted for approximately 92.8%, 94.9% and 95.3% of our total net revenues in 2008, 2009, and 2010 respectively. We manufactured a very high proportion of the PV cells used for manufacturing our PV modules.

•	Other revenues, which include,

•	sales of PV cells, which accounted for approximately 5.2%, 0.4%, and 0.8% of our total net revenues in 2008, 2009, and 2010 respectively;

•	sales of others products and services, which mainly include PV system integration and equipment automation, accounted for approximately 2.0%, 4.7%, and 3.8% of our total net revenues in 2008, 2009, and 2010 respectively; and

•	sales of equipment, which mainly consisted of PV cell manufacturing equipment, account for the remaining portion of total net revenue.

Our net revenues are net of value-added tax. See “— Taxation.”

In 2010, sales to our largest customer, top three, and top 10 customers accounted for 6.5%, 14.5% and 31.8% of our total net revenue, respectively. In 2010, we expect to continue diversifying our customer concentration by actively expanding our business in new regional markets with strong demand for PV products, including the United States, Japan, China, and South East Asia, emerging Europe, and Africa.

Our revenues from PV module sales accounted for approximately 95.3% of our total net revenues in 2010, as compared to 94.9% in 2009, while our revenues from PV cell sales changed from 0.4% of our total net revenues in 2009 to 0.8% in 2010. Our revenue exposure to module and cell remained relatively stable year on year. In 2011, we expect the great majority of our revenue to be generated from module sales.

In addition, our systems integration business accounted for 3.2% of net revenue in 2010, as compared to 4.3% in 2009. We expect strong demand in PV project development especially for emerging economies including China in the long run. Our systems integration business is principally engaged in China and we foresee strong growth potential in the long run as the Chinese government continues to re-emphasize its focus on developing clean sources of energy in the foreseeable future. However, the systems integration business in the China market remains highly competitive and we will carefully monitor our exposure to this business segment in order to avoid significant losses or earnings dilution. However, we cannot make assurances of the stability of our revenue exposure or profitability of this business segment, due to project-specific pricing, volume, business conditions and requirements in the long run.

Our Dauchingen facilities at our KSL Kuttler subsidiary, along with our Suzhou facilities, provide automation equipment for our internal PV manufacturing processes. Moreover, KSL-Kuttler maintained a small volume of external sales in equipment for the printed circuit board industry, which accounted for 0.6% of our net revenues in 2010.

Costs of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31
	2008	2009	2010

Cost of revenues	82.2%	80.0%	82.6%
Operating expenses
Selling expenses	3.1	3.5	2.7
General and administrative expenses	4.4	4.5	4.3
Research and development expenses	0.8	1.7	1.4
Provision for prepayment to affiliates	—	—	0.3
Impairment of long-lived assets	—	—	1.9

Total operating expenses	8.3%	9.7%	10.6%

Our cost of revenue as percentage of our total net revenues has moderately increased in 2010, compared to 2009. The increase was due primarily to rising polysilicon and silicon wafer cost weighted toward the second half of 2010, and moderately lower module selling prices. Our other per unit manufacturing cost including non-silicon material, depreciation, labor, and overhead have declined as a result of factory cost reduction and improved efficiency in material consumption. However, the decline in manufacturing cost was not enough to offset the impact from selling price erosion and rising cost for silicon wafers in 2010. In 2011, we expect to reduce our cost of revenue as percentage of total net revenues through further manufacturing cost reduction, strategic sourcing of silicon wafer, as well as further ramping up our internal ingot and wafer capacity through Rietech.

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses. Our operating expenses as a percentage of our total net revenues increased from 9.7% in 2009 to 10.6% in 2010. Our operating expenses in 2010 included the impairment of a long-lived asset, the Shanghai amorphous-silicon thin-film equipment, which amounted to $54.6 million. Operating expenses excluding the impairment as a percentage of our total net revenues reduced from 9.7% in 2009 to 8.7% in 2010. The decline was a result of our continual revenue expansion at a faster pace than organic expansion in operating expenses in 2009. Our absolute amount of operating expenses recognized increased substantially for additional input into research & development, rising general and administrative expenses relevant to geographical expansion, and increase in sales related expenses.

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

We have not experienced significant warranty claims since we commenced our business operation in August 2002. We accrue 0.72% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2010, our accrued warranty costs amounted to $81.0 million. We believe our warranty policies are consistent with industry practice.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) provision for doubtful debts; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) amortization of share options and non-vested shares; (iv) fees and expenses of audit, legal, consulting and other professional services; (v) amortization of intangible assets related to our acquisitions of Suntech Japan, Kuttler, and SES; (vi) bank service charges; and (vii) expenses associated with our administrative offices. General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $6.0 million, $3.1 million, and $5.9 million in 2008, 2009, and 2010 respectively. We currently implement strict expense controls targeted at restraining general and administrative expenses in the near future. However, we will recognize additional amortization expenses related to our acquisition of Rietech in 2011. Therefore, we cannot guarantee that general and administration expenses as a percentage of revenue will decline in 2011 despite potential revenue growth prospects.

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

Share-based Compensation Expenses

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005. For details of our 2005 equity incentive plan and options and restricted shares granted thereunder, please see “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.” In aggregate, share-based compensation cost related to the options and restricted shares granted to internal employees and directors was approximately $11.4 million, $6.6 million, and $14.9 million in each of 2008, 2009, and 2010 respectively. Share-based compensation expenses are allocated among each of general and administrative expenses and research and development expenses based on the nature of the work our employees were assigned to perform.

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

Suntech Power Investment Pte. Ltd. is located in Singapore and is subject to a flat rate corporate income tax of 17% on its chargeable income.

Suntech Power International Ltd is located in Schaffhausen, Switzerland, which is outside of Zurich, and is subject to a federal corporate income tax of approximately 6%.

PRC Taxation

We are subject to taxation in China by virtue of the business our PRC subsidiaries conduct there.

Taxable Presence Exposure in the PRC

The EIT Law, as discussed below, provides that enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC are considered PRC tax resident enterprises and will be subject to the PRC EIT at the rate of 25% on their worldwide income. Under the Implementation Regulations of the PRC EIT Law, as discussed below, a “de facto management body” is defined as a body that has material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Due to the fact that an extensive portion of our operational management is currently based in the PRC, our Cayman Islands company and BVI company may be deemed as PRC tax resident enterprises. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the tax rate of 25%, which would have an impact on our effective tax rate. Under such circumstances, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company, could be exempt from PRC withholding tax on dividends, and dividends from our Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of the PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the new tax law and which were entitled to a preferential tax rate under the then effective tax laws or regulations. In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises will gradually transition to the uniform tax rate within such transitional period. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until its expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. While the new tax law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state. Following the implementation of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.

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

Kuttler Automation Systems (Suzhou) Co., Ltd has been approved to be qualified as a “high and new technology enterprise” in April 2010, and as a result, it is entitled to a preferential enterprise income tax rate of 15.0%.

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

Rietech which was spun off from the Glory Silicon, is located in Yangzhong, Jiangsu province, and is subject to an income tax rate of 25%.

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

Share-Based Compensation

The costs of share based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model, for share options and restricted shares granted prior to us becoming a public company and subsequently, the Binomial model. Under these models, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our assumptions.

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

We will continue to closely monitor the 2011 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

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

Derivative instruments are reported on the consolidated balance sheet at their fair values. See Note 2 to the consolidated financial statements for information about how measurement of the fair values of derivative instruments is performed. The types of derivative instruments are commonly used by many companies outside the financial services industry and have well-established valuation models. Also, there are readily available, reliable sources for the information that are used as inputs to these valuation models. However, the selection of the valuation models and the inputs used in them still require the exercise of significant judgment. The amounts that are used as valuation model inputs can change significantly from one period to another as markets fluctuate. This can cause the estimated fair value for any specific derivative instrument to vary significantly from one period to another.

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

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, amount due from related parties, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates. The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value. Fair value of currency forward contract is measured by the amount that would have been paid to liquidate and repurchase all open contracts. Fair value of investment in equity securities with readily determined fair value was determined based on the closing stock price on December 31, 2010 or by the discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discount rate.

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

Business Combinations

We account for business acquisitions using the acquisition method of accounting and record definite-lived intangible assets separate from goodwill. Intangible assets are recorded at their fair value based on estimates as of the date of acquisition. Goodwill is recorded as the residual amount of the purchase price less the fair value assigned to the individual assets acquired and liabilities assumed as of the date of acquisition. We charge acquisition related costs that are not part of the consideration to general and administrative expense as they are incurred. These costs typically include transaction and integration costs, such as legal, accounting and other professional fees.

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

We recognize our share of the earnings or losses of our equity investment in GSF. Being an investment company, GSF records its investments in its investee companies at fair value. As such, GSF’s net income or loss is affected by changes in the fair value of its investee companies. The fair value of GSF’s investee companies is based on their phase of development. There are four phases of development, including (i) acquisition of permits for projects, (ii) project and permit development, (iii) construction of the plant, and (iv) operation of the plant. GSF values its investee companies at cost until the construction phase is completed. GSF believes completion of the construction phase to be the most significant milestone in the investee company’s performance as the majority of the risks of project success, have been cleared including, but not limited to, (i) construction risk, including delays to the project schedule, and (ii) grid connection risk, which is substantially reduced as connection to the grid is managed by a government authorized third party, who is obligated to connect the plant to the grid in a timely manner once construction is complete. While there are models that would allow for increases in project value over the life of the project, such as the dealer profit model, GSF did not initially adopt such a model as GSF has limited operating experience in the project construction business and, as such, is building its track record on project and permit development, construction, project financing and plant operation. Further, GSF does not believe that the dealer profit model, or other similar model, is common industry practice in Europe currently for the previously mentioned reasons. Upon completion of the construction phase, GSF calculates the fair value of its investee companies using a discounted cash-flow method which utilizes estimates and assumptions that market participants would use in pricing the same or similar investments in a current transaction. Key assumptions used in the models include estimated power output during the life of the project, government feed-in-tariff rates, estimated operational costs during the life of the project, cost of capital discount rate, project lifetime, and income tax ratio.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. Each item has also been expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2008		2009		2010
		% of Net		% of Net		% of Net
	(In millions)	Revenues	(In millions)	Revenues	(In millions)	Revenues

Consolidated Statement of Operations Data
Net revenues
PV modules	$1,785.8	92.8%	$1,606.3	94.9%	$2,766.3	95.3%
— Investee companies of GSF	—	—	115.8	6.9	197.4	6.8
— Others	—	—	1,490.5	88.0	2,568.9	88.5
Others	137.7	7.2	87.0	5.1	135.6	4.7

Total net revenues	1,923.5	100.0	1,693.3	100.0	2,901.9	100.0
Cost of revenues
PV modules	1,448.2	75.3	1,258.8	74.3	2,251.2	77.6
Others	132.4	6.9	95.7	5.7	146.9	5.0

Total cost of revenues	1,580.6	82.2	1,354.5	80.0	2,398.1	82.6
Gross profit	342.9	17.8	338.8	20.0	503.8	17.4
Operating expenses
Selling expenses	59.3	3.1	58.9	3.5	78.7	2.7
General and administrative expenses	85.8	4.4	76.9	4.5	125.1	4.3
Research and development expenses	15.3	0.8	29.0	1.7	40.2	1.4
Provision for prepayment to affiliates	—	—	—	—	8.0	0.3
Impairment of long-lived assets	—	—	—	—	54.6	1.9

Total operating expenses	160.4	8.3	164.8	9.7	306.6	10.6
Income from operations	182.5	9.5	174.0	10.3	197.2	6.8
Interest expense, net(1)	(73.5)	(3.8)	(93.7)	(5.5)	(91.9)	(3.2)
Other income (expense), net	(76.7)	(4.0)	11.2	0.7	(94.4)	(3.2)
Earnings before income taxes, equity in net earnings (loss) of affiliates	32.3	1.7	91.5	5.4	10.9	0.4
Tax expense, net	(1.6)	(0.1)	(2.5)	(0.1)	(23.8)	(0.8)

Equity in net earnings (loss) of affiliates	0.3	0.0	(3.3)	(0.2)	250.8	8.6

Net income	$31.0	1.6%	$85.7	5.1%	$237.9	8.2%

Net loss (income) attributable to the noncontrolling interest	1.4	0.1	(0.1)	0.0	(1.0)	(0.0)

Net income attributable to ordinary shareholders	$32.4	1.7%	$85.6	5.1%	$236.9	8.2%

(1)	Includes “interest expense” and “interest income” contained in our consolidated financial statements

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Our total net revenues increased from $1,693.9 million in 2009 to $2,901.9 million in 2010. The increase was due primarily to the strong growth of our PV products which more than offset the decline of average selling price. The average selling price of our PV modules declined from $2.40 per watt in 2009 to $1.82 per watt in 2010 mainly due to gradual subsidy reductions that led to a pricing erosion of PV products, and fluctuations in trading currencies. Our shipment volume increased from 704MW in 2009 to 1,572 MW in 2010 due to improved funding conditions of PV project developers, strong installation activities before each subsidy reduction announcement, and the revived global economy especially in the second half of 2010.

Our net revenues were largely derived from sales to our European markets, which in aggregate accounted for 66.1% of our total net revenues in 2010, compared to 74.0% in 2009.

Our net revenues from sales in Germany increased from $701.8 million in 2009 to $818.5 million in 2010. The growth in the German market has slowed down compared to prior years as a result of the government’s decision to reduce feed-in tariffs in mid-2010. Our net revenues from sales in Germany constituted 28.2% of our total net revenues in 2010 compared to 41.4% in 2009.

Our total net revenues from sales in Italy increased substantially to $473.9 million in 2010 from $200.1 million in 2009 because a favorable installation environment and attractive subsidies granted by the government has led to attractive returns to system owners. In turn, demand from the Italian market increased substantially in 2010.

Our net revenues from sales in Spain increased from $61.1 million in 2009 to $86.5 million in 2010. This was still much lower than the $718.7 million recognized in 2008. Demand from the Spanish market has slowed down drastically as a result of the government’s decision in late 2008 to place a cap on cumulative solar installations.

Our net revenues from sales in France increased from $108.4 million in 2009 to $223.0 million in 2010. This increase was primarily due to strong solar installation incentives and an improvement in the funding environment for solar projects in 2010.

Our total net revenues from sales in the rest of our European markets, including the United Kingdom, Greece, the Benelux region, Scandinavia and the Eastern economies increased from $182.1 million in 2009 to $315.8 million in 2010, due primarily to the strong demand for our PV modules. Our net revenues from sales in the Europe outside of Germany, Spain, Italy and France constituted 10.9% of our total net revenues in 2010, compared to 10.8% in 2009.

Our total net revenues from sales in the United States market increased from $160.4 million in 2009 to $443.3 million in 2010, due to a reduction in the price of our PV modules leading to increased demand, as well as success in our brand marketing and a stable subsidy environment which led to increased economic incentives to adopt our PV modules in projects in 2010. Our net revenues from sales in the US market constituted 15.3% of our total net revenues in 2010, compared to 9.5% in 2009.

Sales to our largest customer accounted for 6.8% of our total net revenues in 2010, compared with 8.2% in 2009. We intend to diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of Revenues.  Our cost of revenues increased from $1,354.5 million in 2009 to $2,398.1 million in 2010. The increase in our cost of revenues was due primarily to a significant growth of our shipment volume accompanied, and to a lesser extent, by the rising prices of silicon wafers, our key manufacturing material, in the second half of 2010. Our overall cost structure was helped by a steady reduction of non-silicon material and manufacturing costs. However, the magnitude of these reductions was not able to fully offset the increase in silicon wafer prices in the second half of 2010. As a result, the cost of revenues as a percentage of our total net revenues increased in 2010 to 82.6% in 2010 compared to 80.0% in 2009.

Gross Profit.  As a result of the foregoing, our gross profit increased to $503.8 million in 2010 from $338.8 million in 2009. Because the reduction of our per unit cost did not outpace the reduction of our selling prices, our gross margin decreased from 20.0% in 2009 to 17.4% in 2010.

Operating Expenses.  Our operating expenses increased significantly from $306.6 million in 2010 from $164.8 million in 2009. Our operating expenses in 2010 include the impairment of a long-lived asset, Shanghai Amorphous-Silicon thin-film equipment, which amounted $54.6 million. Operating expenses excluding the impairment was $252.0 million, which increased 52.9% from 2009. The increase in operating expenses excluding the impact from long-lived asset impairment was lower than our revenue growth of 71.4% in 2010. In turn, total operating expenses as percentage of revenue (excluding the impact from impairment of the long-lived asset) reduced from 9.7% in 2009, to 8.7% in 2010.

•	Selling Expenses. Our selling expenses increased from $58.9 million in 2009 to $78.7 million in 2010 and, as a percentage of our total net revenues, decreased from 3.5% in 2009 to 2.7% in 2010. The difference in absolute amounts recognized was mainly attributable to the increase of warranties on the back of our increased sales revenue, and reduction of sales commission. We accrued 0.66% of our Suntech Japan PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized.

•	General and Administrative Expenses. Our general and administrative expenses increased from $76.9 million in 2009 to $133.1 million (excluding $54.6 million impairment of long lived assets) in 2010 and, as percentage our total net revenues, increased slightly from 4.5% in 2009 to 4.6% in 2010. The changes in our general and administrative expenses was due primarily to: (i) an increase in the provision for doubtful debts, which amounted to $20.9 million, inclusive of an $8.0 million impairment related to our prepayment to Shunda holdings; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased fees and expenses incurred for professional services; and (iv) increased amortization expenses of intangible assets generated from the acquisition of Suntech Japan, Kuttler and SES.

•	Research and Development Expenses. Our research and development expenses increased from $29.0 million in 2009 to $40.2 million in 2010. Research and development expenses as a percentage of our total net revenues decreased from 1.7% in 2009 to 1.4% in 2010. The increase in the absolute amount of our research and development expenses was due primarily to increases in raw material costs related to research and development activities, which serves our overall research and development strategy as described in section C below.

As mentioned above, the impairment of a specific long-lived asset, our Shanghai amorphous-silicon based thin-film production line, resulted in an impairment of $54.6 million in 2010. The overall decline of the cost of crystalline based PV technology has led to our belief that amorphous silicon thin-film technology would not be a long term cost competitive solution, and therefore we abandoned the investment to the manufacture line.

Interest Expense, net.  Our net interest expense decreased from $93.7 million in 2009 to $91.9 million in 2010. Our net interest expense moderately reduced in 2010 as our 2012 due convertible notes was largely repaid in February 2010 with the exercise of the holders put option.

Other Income (Expense), net.  We recorded a net other expense of $94.4 million in 2010, compared to a net other expense of $11.2 million in 2009. The significant losses include $49.8 million of the marking to market of derivative which were used to hedge our Euro revenue exposure which did not meet cash flow hedge accounting treatment. In addition, the re-evaluation of our monetary net asset exposure to foreign currencies and the actual losses relevant to the settlement of trading related foreign exchange transactions have altogether led to a foreign exchange loss of $46.7 million in 2010.

Tax Expense (Benefit).  Our tax expense increased from $2.5 million in 2009 to $23.8 million in 2010 which is primarily due to the nondeductability of certain sales concession, which caused a significant increase in the taxable income of Wuxi Suntech.

Equity in Net Earnings ( Loss) of Affiliates, Net of Taxes.  We evaluate our equity method and cost method investments for impairment when indicators of impairment occur. We determine the fair value of our investment using a combination of the income approach and the market approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of such investments, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the solar power industry. Estimates of projected revenues, expenses, capital spending, and other costs are developed by management of our equity method investees and reviewed by us. The market approach includes using financial metrics and ratios of comparable public companies, such as projected revenues, expenses, and other costs. The selection of comparable companies used in the market approach requires management judgment and is based on a number of factors, including polysilicon products within the solar industry, comparable companies’ sizes, growth rates, and other relevant factors. Based on the result of the foregoing valuation approach, we recognized an impairment loss of $82.3 million relevant to our investment in Shunda Holdings in 2010.

We account for our investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations. During the second half of 2010, following the completion of approximately 105 MW projects, the fair value of GSF’s investments in investee companies was reassessed by GSF management at $313.3 million. We recognized our share of equity income of $269.5 million. In addition, we also recognized an equity income of $50.3 million on consolidation of Rietech acquisition, which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value in accordance with ASC 805-10-25-9. Moreover, in order to streamline and consolidate our upstream investment strategy, we disposed our investment in Asia Silicon in 2010 and realized a gain on sales of $4.1 million.

Net Income Attributable to Ordinary Shares.  As a result of the cumulative effect of the above factors, net income increased from $85.6 million in 2009 to $236.9 million in 2010. Our net margin increased from 5.1% in 2009 to 9.0% in 2010.

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

Sales to our largest customer accounted for 8.2% of our total net revenues in 2009, compared with 10.0% in 2008.

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

•	Selling Expenses. Our selling expenses slightly decreased from $59.3 million in 2008 to $58.9 million in 2009 and, as a percentage of our total net revenues, increased from 3.1% in 2008 to 3.5% in 2009. The difference was mainly attributable to the reduction of warranties as a result of our decreased sales, and reduction of sales commission. We accrued 0.66% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized.

•	General and Administrative Expenses. Our general and administrative expenses decreased from $85.8 million in 2008 to $76.9 million in 2009 and, as percentage our total net revenues, increased slightly from 4.4% in 2008 to 4.5% in 2009. The changes in our general and administrative expenses was due primarily to: (i) a decrease in the provision for doubtful debts, which amounted to $15.8 million and negative $0.1 million in 2008 and 2009, respectively, driven by reduced defaults in accounts receivable and prepayments due to the gradually recovering macro economy in 2009; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) decreased consultancy cost and banking service fees; (iv) increased fees and expenses incurred for professional services; and (v) increased amortization expenses of intangible assets generated from the acquisition of Suntech Japan, Kuttler and SES.

•	Research and Development Expenses. Our research and development expenses increased from $15.3 million in 2008 to $29.0 million in 2009. Research and development expenses as a percentage of our total net revenues increased from 0.8% in 2008 to 1.7% in 2009. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities. The increase was partially offset by the decrease of share-based compensation expenses for share options and restricted stocks granted to certain of our research and development personnel. Our research and development focus was on developing the Pluto technology, which can be used to produce PV cells with higher conversion efficiencies. In addition consolidation of newly acquired CSG Solar was also a reason for increased R&D expenses in 2009.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, changes in the consumer price index in China were 5.9%, -0.7%, and 3.3% in 2008, 2009, and 2010 respectively. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations, especially prepayments and loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require cash generally to meet future capital and capacity expansion requirement, which are difficult to plan in the rapidly changing PV industry.

In 2009 and 2010 we financed our operations primarily through short-term and long-term bank borrowings, proceeds from the follow-on offering of ADSs in May 2009, and $50 million convertible loan received from the IFC, a member of the World Bank Group, in June 2009. As of December 31, 2010, we had $872.5 million in cash and cash equivalents. Most of the foregoing financial instruments were denominated in U.S. dollars and Renminbi. Our cash and cash equivalents primarily consist of cash on hand demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

We currently have a significant amount of debt outstanding. As of December 31, 2010, including the current portion of long-term bank borrowings, our short-term bank borrowings totaled $1,400.8 million, which comprised of short-term bank loans, trade finance facilities utilized, and draw downs from our short-term credit facilities.

Our short-term bank borrowings outstanding as of December 31, 2010 bore average interest rates of 3.95% in 2010. These borrowings have terms of one year, and expire at various times throughout 2011. These loans were borrowed from various financial institutions. None of these short-term credit facilities were restricted to the purchase of fixed assets. And except one facility, all the others did not contain any financial covenants or restrictions. These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of March 31, 2011, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $1,641.1 million. We expect to be able to obtain additional bank borrowings through short-term bank loans and draw down from new and existing credit facilities from financial institutions we have relationships with should we need additional funding for working capital and capital expenditures. As of December 31, 2010, we had short term credit facilities with an aggregate limit of $3,870.9 million, of which $1,952.0 million has been drawn down.

Our long-term bank borrowings bore an annual average interest rate of 4.58% in 2010. These loans were borrowed from various financial institutions and were within the limit of the maximum amount of each facility. Most of the loans amounting to $163.3 million are restricted to purchase fixed assets as opposed to working capital needs. Two facilities contain financial covenants and restrictions, including those related to debt to equity ratio and quick ratio. We met all the financial covenants as of December 31, 2010 and we believe we will be able to continue to meet covenants over the next 12 months. As of December 31, 2010, we had nine long-term credit facilities with an aggregate limit of $443.8 million, of which $218.3 million has been drawn down.

In December 2008, we conducted open market repurchases of $93.8 million in aggregate principal of our 2012 convertible notes and we re-purchased $93.8 million aggregate principal amount of the 2012 convertible notes for a total consideration of $61.0 million. In 2009, we further repurchased $181.2 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $159.6 million in open market repurchases. In the first quarter of 2010, we repurchased an aggregate of $221.2 million principal amount of our 2012 convertible notes for a total consideration of $221.2 million as a result of the holders exercising their put option. As of the date of this annual report, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively.

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

Long-term Loans to Our Suppliers

As part of the 10-year supply agreement with MEMC, we also granted a loan to MEMC in the aggregate principal amount of $625.0 million over the course of 10 years, as a means of securing our obligations to MEMC. The loan shall be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 10-year period. If we fail to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC may retain a portion of the loan up to the purchase shortfall. $9.6 million has been accrued and charged as imputed interest for the interest free loan.

Advances to Affiliates Deemed to be Financial Assets and Prepayment to Suppliers

In order to secure a stable supply of silicon raw materials, we make prepayments to certain suppliers based on written purchase orders and contracts detailing product, quantity and price. Under these supply agreements, we have the right to inspect products prior to acceptance, and under a portion of the arrangements we can also terminate the arrangements and request refund of our prepayments with interest and/or a penalty fee in the event that suppliers are late in or fail to make their deliveries. Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months. As of December 31, 2008, 2009, and 2010, we had advances to suppliers that amounted to $56.9 million, $48.8 million, and $84.4 million respectively, and long-term prepayments that amounted to $248.8 million, $188.1 million, and $213.8 million respectively. In addition, our long-term prepayments also include the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $95.3 million as of December 31, 2010.

We have made a number of strategic equity investments in upstream suppliers as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers. As of December 31, 2010, the current portion of amounts due from related parties amounted to $55.1 million and the non-current portion of amounts due from related parties amounted to $94.1 million, primarily consisting of advances and prepayments to these related party suppliers.

Trend of credit terms allowed to customers

We had benefited from the low interest rate, abundant credit environment pre-dating the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms. In order to execute our strategy of global sales expansion, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due. The extended credit terms to our customers have created additional demands on our working capital. In general, we have granted extended credit terms to our existing and new customers in 2010 based on the expectations that probability of customer defaults should be low as global macro economy gradually recovers. However, as a result of business scale and geographical expansions, the total amount of provision for doubtful accounts recognized was $18.5 million in 2010, compared to negative $0.1 million in 2009. Excluding the $8 million provision of prepayments to Shunda, our investee company who supplies us with polysilicon and wafers, our provision for doubtful account was $10.5 million in 2010, compared to negative $0.1 million in 2009.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2008	2009	2010
	(In millions)

Net cash (used in) provided by operating activities	$(171.3)	$292.9	$(30.0)
Net cash used in investing activities	(641.8)	(441.9)	(238.6)
Net cash provided by financing activities	795.2	479.4	303.0
Net increase (decrease) in cash and cash equivalents	(13.2)	325.4	39.3
Cash and cash equivalents at beginning of the year	521.0	507.8	833.2

Cash and cash equivalents at end of the year	$507.8	$833.2	$872.5

Operating Activities

Our net cash outflow from operating activities amounted to $30.0 million in 2010, while we generated net cash inflow from operating activities in the amount of $292.9 million in 2009. The negative cash flow from operating activities in 2010 was due primarily to significant expansion of working capital consumed by business scale expansion, and additional prepayments for polysilicon and silicon wafers made to related parties. These increases were partially offset by increase of account payables in 2010. The impairments for investment in Shunda, impairments for the prepayment to Shunda, impairments for the Shanghai Thin-film factory, and equity in earnings of the investee companies of Global Solar Fund, which were all non-cash in nature and were adjusted in the prepared presentation of our net cash flow from operating activities based on indirect method.

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

Investing Activities

Net cash used in investing activities decreased from $441.9 million in 2009 to $238.6 million in 2010. The reduction was mainly due to the net proceeds of $201.6 million from the redemption of a short-term principle guaranteed deposit which was accounted for as a short term investment. Our total cash outlays for the purchase of property, plant and equipment amounted to $276.0 million in 2010, which was an increase from $141.4 million in 2009. Our cash outlay for investments in long term investments mainly include the acquisition of Rietech and additional investments in Global Solar Fund in 2010.

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

Financing Activities

Net cash provided by financing activities decreased from $479.4 million in 2009 to $303.0 million in 2010. Our net additional short term borrowing was $433.7 million in 2010. Our net increase in long term bank borrowing was $36.0 million in 2010. In 2010, we also bought back the great majority of our 2012 convertible note with a total consideration of $221.2 million.

Net cash provided by financing activities decreased from $795.2 million in 2008 to $479.4 million in 2009. We raised net proceeds of $277.1 million from the follow-on offering of ADSs in May 2009, borrowed $294.1 million in bank loans, and received $50.0 million pursuant to a convertible loan from the IFC in 2009. In addition, we repurchased $159.6 million of our 2012 convertible notes in 2009.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash to repay existing debt obligations or to re- finance our existing debts or due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. The macro liquidity and credit lending environment has begun to gradually recover since the second half of 2009. However, if we are not able to generate sufficient cash flow to meet our debt repayment or other financial obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We made capital expenditures of $337.5 million, $142.6 million, and $335.6 million in 2008, 2009, and 2010, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules. A large portion of our capital expenditures in 2008 were also used to acquire land use rights for the building of manufacturing facilities. We estimate that our capital expenditures in 2011 will be approximately $250.0 million to $270.0 million, which will be used primarily for the expansion of our internal ingot, wafer, and PV cell capacities, as well as further investment in the capacity of modules based on high efficiency Pluto technology. We plan to fund the balance of our 2011 capital expenditures substantially with cash generated from operations and borrowing from third parties.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, published FASB Accounting Standards Update, or ASU, 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements, or ASU 2009-13 ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management believes that the adoption of ASU 2009-13 will not materially impact us.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. It also includes additional disclosure requirements about financing receivables, including: (1) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructuring in Update No. 2010-20, which temporarily defers the effective date for disclosures about troubled debt restructurings, orTDRs by creditors until it finalizes its project on determining what constitutes a TDR for a creditor. The deferral in this amendment is effective upon issuance. The deferred TDR disclosures were slated to be effective in the first quarter of 2011. The guidance to apply the TDR disclosure requirements will be effective for periods ending on or after December 15, 2011. We believe that the adoption of ASU 2010-20 will not materially impact us.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclosure revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregated basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010 and should be applied prospectively as of the date of adoption. Early adoption is permitted. We believe the adoption of ASU 2010-29 will not materially impact us.

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this ASU modify Step 1 so that for those reporting units with negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for impairment tests performed during the fiscal years (and interim periods within those years) that begin after December 15, 2010. We believe the adoption of ASU 2010-29 will not materially impact us.

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

We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies. In 2008, we commenced commercial production of PV cells utilizing our internally developed Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency rates in the range of 18.8% to 19.1% on PV cells manufactured with monocrystalline silicon wafers and 16.6% to 17.5% on PV cells manufactured with multicrystalline silicon wafers. We are now focusing on a new generation of Pluto technology with the aim of increasing the efficiencies to 20-21% for monocrystalline silicon and 17.5-18.5% for multicrystalline silicon.

•	Develop Improved Encapsulation Technologies. We will also continue to invest in research and development of encapsulation technologies, designed to reduce the degradation of PV cell conversion efficiency and to extend the usable lifespan of our products.

•	Enhance Production Processes to Reduce Silicon Usage per Watt. We will continue to develop innovative process technologies to address manufacturing challenges associated with reducing the thickness of silicon wafers, such as cell warpage and the high breakage rate of thinner silicon wafers. We are also developing proprietary production processes to increase automation and to achieve inline production utilizing thinner wafers.

•	Strengthen Material Science Research and Development to Better Utilize Low Cost Solar Grade Silicon. We are currently testing and analyzing new materials including lower cost solar grades of silicon suitable for our production.

•	Diversify Product Offering. Through our research and development, we will continue to broaden our product offering and solar solution portfolio. We aim to develop the most comprehensive solar offering and to continue to target additional segments of solar demand.

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

As of December 31, 2010, our research and development center employed over 450 personnel, including 264 PV technology experts from China and abroad. We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the establishment of an Advanced Solar Facility for nanoplasmonic PV cell development at the Swinburne University of Technology in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

Our research and development expenditures were $15.3 million, $29.0 million and $40.2 million in 2008, 2009, and 2010 respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to invest up to €258.0 million. As of December 31, 2010, our investment in GSF amounted to €155.7 million, of which, €55.9 million had been invested as of December 31, 2008, €18.7million was invested in 2009, and a further €81.1 million was invested in 2010.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, amounting to approximately €554.2 million. In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million. Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, a cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and a material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement. In addition, in the event certain power plants to be developed are not connected to the power grid before January 30, 2011, China Development Bank has the right to declare a proportionate amount of the outstanding loans immediately due and payable representing the percentage of the power to be generated by the unconnected plants to the planned installed capacity of 123 MW. None of the power plants developed were connected to the power grid by January 30, 2011, and as a result China Development Bank is entitled to demand immediate payment of the entire loan amount. GSF has received oral assurances from China Development Bank that it does not intend to demand payment of the loan amount in the event the power plants can be connected to the grid by June 30, 2011. As security for our obligations under the guarantee, the Company received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF. The fair value of the debt guarantee was approximately €2.0 million, which has been recorded in our balance sheet at the effective date of this guarantee.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In millions)

Long-term debt obligations(1)	$242.8	$72.0	$170.8	—	—
Capital (finance) lease obligations	170.5	31.6	89.3	$20.9	$28.7
Operating lease obligations	3.0	0.8	1.4	0.8	—
Purchase obligations(2)	16,724.4	3,071.2	5,002.5	4,390.0	4,260.7
Convertible notes	551.6	0.5	501.9	—	49.2
Interest free loan	425.0	75.0	150.0	200.0	—
Other long-term liabilities reflected on the company’s balance sheet	13.7	4.8	2.2	2.1	4.6
Total	$18,131.0	$3,255.9	$5,918.1	$4,613.8	$4,343.2

(1)	The amounts include interest expenses payable calculated basing on the 4.58% average interest rate of the Company during year 2010.

(2)	A reconciliation from the purchase obligations outstanding as of December 31, 2010 to the future minimum obligation under long-term supply agreements as of December 31, 2010 is as follows (in millions, rounded):

Future minimum obligation under long term supply agreements as of December 31, 2010	$15,568.1
Add: Commitments outstanding for the purchase of property, plant and equipment	$256.3
Add: Future minimum purchase commitment of raw materials under short term agreements	$900.0
Purchase obligation outstanding as of December 31, 2010	$16,724.4

The above table excludes uncertain income tax liabilities of $3.1 million we are unable to reasonably estimate the timing of future payments of these liabilities due to uncertainties in the timing of the effective settlement of tax positions. For additional information see note 25 of the notes to our consolidated financial statements, included herein.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title

Zhengrong Shi	48	Chairman of the Board of Directors, Chief Executive Officer
Zhi Zhong Qiu	56	Independent Director(2)(3)
Julian Ralph Worley	66	Independent Director(1)(2)(3)
Susan Wang	60	Independent Director(1)
Amy Yi Zhang	44	Chief Financial Officer (4)
David Hogg	52	Chief Operating Officer
Stuart R. Wenham	54	Chief Technology Officer
Andrew Beebe	39	Chief Commercial Officer
Hongkuan Jiang	54	Chief Human Resources Officer
Kim Liou	42	General Counsel
Steven Chan	44	President of Suntech America
James Hu	38	President of Suntech APMEA
Jerry Stokes	50	President of Suntech Europe
Xiaonan Xie	45	Senior Vice President of Public Relations
Guangchun Zhang	54	Senior Vice President of R&D and Equipment
Jingjia Ji	56	Senior Research Scientist

(1)	Members of the audit committee

(2)	Members of the compensation committee

(3)	Members of the corporate governance and nominating committee

(4)	On March 28, 2011, we announced that Mr. David King will succeed Ms. Amy Zhang as our Chief financial officer. Mr. King joined us in April 2011, and will assume the chief financial officer position in mid-May 2011, at which time, Ms. Zhang will leave to pursue other opportunities. Ms. Zhang resigned from the Board of Directors effective April 22, 2011.

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

Mr. Julian Ralph Worley is a director of our company, the chairman of our audit committee and a member of our compensation committee and corporate governance and nominating committee. Mr. Worley has since October 2010 been an independent non-executive director of ShangPharma Corporation and a member of its audit committee. From May 2005 to February 2010, he was an independent non-executive director and the chairman of the audit committee of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited. In September 2003, Mr. Worley retired from PricewaterhouseCoopers, where he had served as a consultant in the Philippines from September 2000, and prior to that, as an audit partner at Price Waterhouse Hong Kong (later PricewaterhouseCoopers) for over 25 years. Mr. Worley graduated from the London School of Economics and Political Science, University of London, with a bachelor degree in economics. Mr. Worley is qualified as a fellow of the Institute of Chartered Accountants in England and Wales, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Directors.

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

Ms. Amy Yi Zhang has been our chief financial officer since August 2005 and was a director of our company from February 2007 to April 2011. Ms. Zhang will be resigning her post as our chief financial officer effective later in May 2011. From 2004 to 2005, she was a director and the chief financial officer of Deloitte Consulting China, and was responsible for the management of various departments, including finance, accounting, human resources and IT, as well as back office management and general office administration. From 1999 to 2004, Ms. Zhang was the chief financial officer of Atos Origin China. From 1997 to 1999, she worked as the financial controller of Atos Origin China. Ms. Zhang received her bachelor’s degree from Nanjing University in China in 1989 and her master’s degree in business administration from the joint MBA program of Webster University and Shanghai University of Finance & Economics in 1998.

Mr. David Hogg has been our chief operating officer since 2010, and was previously our Head of Europe from when he joined us in October 2009. Prior to joining us, Mr. Hogg was from June 2004 the Chief Executive Officer, and a founding member of the management board, of CSG Solar, AG, a German solar company commercializing crystalline silicon on glass thin film photovoltaic technology. We are currently the majority owner of CSG Solar. From 1995 through 2004, Mr. Hogg was employed by Pacific Solar, an Australian company which developed crystalline silicon on glass thin film photovoltaic technology, as a Managing Director. Mr. Hogg started establishing Pacific Solar in 1994 through his association with the University of New South Wales (UNSW) and Professors Martin Green and Stuart Wenham. Mr. Hogg joined Unisearch Limited, the commercialization company of UNSW, in 1986, and there began his collaboration with Professors Green and Wenham. Prior to his tenure at Unisearch, Mr. Hogg worked at Shelston Waters, an Australian patent and trademark law firm. Mr. Hogg graduated from UNSW in 1982 with an honours degree in mechanical engineering.

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

Mr. Andrew Beebe currently serves as our chief commercial officer. Mr. Beebe joined us in 2008, following the company’s acquisition of EI Solutions, a California-based regional solar installer, as vice-president of global product strategy. Before leading EI Solutions, Mr. Beebe helped found the high-concentration PVcompany, Energy Innovations, with Bill Gross at Idealab in 2002. Previously, he was a partner at Clean Edge, a clean-tech consulting firm, and co-founder and CEO of Bigstep, one of the world’s first small business e-commerce solutions providers. Mr. Beebe holds a B.A. in government from Dartmouth College.

Mr. Hongkuan Jiang joined us in March 2010 as vice president of human resources and has served as our chief human resources officer since August 2010. Mr. Jiang has over twenty years of working experience in human resource and related areas. Prior to Suntech, he worked as a human resources manager or director for several large domestic and multinational companies, inside and outside of China, including GDF Suez from September 1998 to August 2000 as a Corporate Human Resources Manager, General Electric from December 2000 to September 2005 as a Corporate Leadership Development Manager, PingAn Insurance of China from October 2005 to September 2008 as Deputy Director for Corporate Human Resources, Johnson & Johnson from October 2008 to February 2010 as a Talent Management Director. Mr. Jiang earned a PhD in international political economy from York University, Canada and an M.A. at the Beijing Institute of Foreign Affairs.

Mr. Kim Liou has served as our general counsel since May 2009. He has been with us since February 2008, and previously served as acting general counsel. Prior to joining us, between April 2003 and December 2007, Mr. Liou was at CDC Corporation, a Nasdaq-listed, Greater China-based enterprise software and online/mobile services company, where he served most recently as general counsel. Previously, Mr. Liou had worked as an attorney in the investments group of MetLife, Inc. between October 2001 and April 2003 and an associate at Davis Polk & Wardwell, a global law firm, in their New York, Hong Kong and California offices between September 1994 and October 2001. Mr. Liou holds bachelor’s degrees in mathematical and computational science and Asian languages from Stanford University and a J.D. degree from Cornell University.

Mr. Steven Chan has served as the president of Suntech America, Inc. since October 2007. He had also served as our chief strategy officer from August 2007, until August 2010. Mr. Chan has been with us since September 2006, and has previously served as our president, global sales and marketing and vice president, business development. He has had a broad range of experience with us including being responsible for strategy and business development as well as the investor relations functions and previously managing the global sales and marketing organization. Prior to joining us, Mr. Chan worked at CDC Corporation, a Nasdaq-listed, Greater China-based enterprise software and online/mobile services company, most recently serving as its Acting CEO and previously as its General Counsel and Company Secretary. Prior to that, Mr. Chan was a New York-qualified corporate attorney with Morrison & Forester LLP and Milbank, Tweed, Hadley & McCoy LLP. Mr. Chan graduated from the University of California at Berkeley and also received a J.D. degree from the Boston College Law School.

Mr. James (Huiming) Hu currently serves as the President of Suntech APMEA. He joined us in 2007 responsible for sales and project management in the China market. He was then appointed vice president of Suntech APMEA. Before joining Suntech, Mr. Hu worked for Siemens for nearly a decade, as the regional solution sales director for Siemens COM China from 2003 to 2006, head of GSM product marketing management from 2000 to 2002, and technical sales manager from 1998 to 2000. A trained solar scientist, Mr. Hu holds a master’s degree in photo-electronics from Shandong University.

Mr. Jerry Stokes currently serves as the president of Suntech Europe.  Mr. Stokes joined us in 2007 through the company’s acquisition of MSK Corporation, which he had joined in February 2004 and where he served as vice president of international sales and marketing. Mr. Stokes previously held positions within the battery industry including Sales and Marketing Director of AEA Technology Battery Systems responsible for global sales of high performance lithium ion batteries, and as a Sales Director responsible for the UK and Ireland within the portable battery division of Sanyo. Mr. Stokes has additionally held a number of other senior international positions within the applied technology industry covering industrial automation, building automation, fuel cells, thin film solar and high performance materials within the glass industry. He holds an honors degree in Metallurgy from Brunel University in England.

Mr. Xiaonan (Alex) Xie currently serves as our senior vice president of public relations. Mr. Xie joined us in February 2006 and has variously been in charge of Suntech’s marketing, PR and policy research departments. Prior to joining us, Mr. Xie was Deputy Manager of Supply and Sales Company of the Wuxi Municipal Metallurgy Bureau between March 1991 and May 1996. In June 1996, he became Deputy Chief of Economic Operation Department under the Wuxi Municipal Metallurgy Bureau. During the April to October period in 1998, he was transferred to the largest State-owned enterprise in Wuxi, the Wuxi Steel Group, to be Assistant General Manager. Afterwards, he joined Wuxi Municipal Economic and Trade Committee, where he took up positions of Deputy Chief, Chief and Deputy Head until he left in February 2006. Mr. Xie holds a Ph.D. degree from China Academy of Sciences. He also obtained an MBA degree and a Bachelor’s degree from Beijing University of Science and Technologies. Mr. Xie is also President of Wuxi School of Foreign Languages.

Mr. Guangchun Zhang is our senior vice president of R&D and equipment. He previously had been our Vice President of Technology since joining us in November 2005. Prior to joining us, from January 2003 to October 2005, Mr. Zhang had been a professional officer at the Centre for Photovoltaic Engineering and the School for Photovoltaic Engineering at the University of New South Wales. From 1997 to 2002, Mr. Zhang had been a research engineer at Technology Development Group and was seconded to Pacific Solar Pty. Limited from the University of New South Wales. From 1994 to 1996, he worked at the Photovoltaics Special Research Centre and the Centre for Photovoltaic Devices and System, also at the University of New South Wales. From 1982 to 1994, Mr. Zhang taught and researched in the School of Electronic Engineering at Shandong Polytechnic University in China as an assistant lecturer, lecturer and associate professor. Mr. Zhang received his bachelor degree and his master degree in 1982 and 1988, respectively, from the School of Electronic Engineering at Shandong Polytechnic University.

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

B.	Compensation of Directors and Executive Officers

Compensation

In 2010, the aggregate cash compensation to our executive officers, including all the directors, was approximately $3.0 million. For options granted to officers and directors, see “— 2005 Equity Incentive Plan.”

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

In March 2010, our compensation committee approved an amendment to the 2005 equity incentive plan whereby stock options may be approved by the compensation committee for terms other than five years but only to a maximum to 10 years, which previously had been the set expiration date. Further to this amendment, the compensation committee approved the extension of 3,916,131 stock options that were granted in 2005 and 2006 to 10 year expiration terms.

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

Amendment and Termination of Plan.  Our board of directors may at any time amend, suspend or terminate our 2005 equity incentive plan. Amendments to our 2005 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations. Any amendment, suspension or termination of our 2005 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2005 equity incentive plan was to continue in effect for a term of five years from the date of adoption.

On November 13, 2007, we granted 138,500 restricted shares to certain of our employees. The restricted shares have a vesting schedule of five separate 20% annual increments. For 30,000 out of the 138,500 restricted shares granted, one-fifth of these shares vested on November 13, 2007, 2008, 2009, and 2010 respectively, and the remaining shares will vest on November 13, 2011. For the remaining 108,500 restricted shares, one-fifth of these shares vested on November 13, 2008, 2009, and 2010, and one-fifth will vest on each of November 13, 2011 and 2012, respectively.

On October 24, 2008, we granted 92,930 restricted shares to certain employees who originally worked for EI Solutions Inc., which we acquired in September 2008 and renamed Suntech Energy Solutions Inc. One-fifth of these shares vested on October 24, 2009 and 2010, and the remaining shares will vest on each of October 24, 2011, 2012 and 2013, respectively. On November 15, 2008, we granted 1,313,500 restricted shares to certain of our employees and directors. The restricted shares have a vesting schedule of five separate 20% annual increments with one-fifth of these shares having vested on each of November 15, 2009 and 2010, and the rest vesting on each of November 15, 2011, 2012 and 2013, respectively.

On November 14, 2009, we granted 1,590,000 restricted shares to certain of our employees. For 50,000 out of the 1,590,000 restricted shares granted, one-fifth of these shares vested on November 14, 2009 and 2010, and the remaining shares will vest on each of November 14, 2011, 2012, and 2013. For the remaining 1,540,000 restricted shares, one-fifth of these shares vested on November 15, 2010, and the rest will vest on each of November 14, 2011, 2012, 2013 and 2014.

On April 19, 2010, we extended the expiry period of those options granted on September 5, 2005, September 1, 2006 and November 19, 2006 from 5 years to 10 years. This modification resulted in a total $1.5 million incremental compensation cost in 2010.

On December 10, 2010, the Compensation Committee of the Board approved 1,600,000 restricted shares to be granted to certain of our employees. Out of the 1,600,000 restricted shares granted, 35,000 restricted shares vested on January 19, 2011, and 290,000 will be vest on each of August 16, 2011, 2012, 2013, 2014 and 2015, respectively. The remaining restricted shares will be vest on each of December 10, 2011, 2012, 2013, 2014, and 2015, respectively.

C.	Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. Julian Ralph Worley and Ms. Susan Wang, and is chaired by Mr. Julian Ralph Worley, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. Mr. Jason Maynard was a member of the audit committee until his resignation from our board of directors. There are no current plans to replace Mr. Maynard on the audit committee at this time. All members of our audit committee satisfy the “independence” requirements of the NYSE Rules and meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Julian Ralph Worley and Zhi Zhong Qiu (who is the chairman), all of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Julian Ralph Worley (who is the acting chairman) and Zhi Zhong Qiu, all of whom satisfy the “independence” requirements of the NYSE Rules. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 9,070, 12,548 and 20,231 employees as of December 31, 2008, 2009 and 2010 respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2010:

	Number of	Percentage of
	Employees	Total

Manufacturing and engineering	16,546	81.8%
Quality assurance	1,033	5.1
General and administration	685	3.4
Purchasing and logistics	913	4.5
Research and development	450	2.2
Marketing and sales	298	1.5
Others	306	1.5

Total	20,231	100.0%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. As of December 31, 2010, nearly 1,650 of our employees held bachelor’s or higher degrees, and all of our manufacturing line employees have post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience and we periodically send our technical personnel overseas for study and training. Our employees receive periodic training every year.

We offer our employees additional annual merit-based bonuses based on the overall performance of our company, his or her department and the individual. We are required by applicable PRC regulations to contribute amounts equal to 20%, 8%, 12%, 1.5%, 0.6% and 0.9%, of our employees’ aggregate salary to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 was $5.2 million, $5.3 million and $22.5 million, respectively.

We have reached collective bargaining agreement with the Suntech Union in 2010 which covered the majority of the employees in China. We believe this agreement will significantly enhance employee satisfaction with the Company.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 8, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%

Directors and Executive Officers:
Zhengrong Shi(3)	54,699,799	30.4%
Zhi Zhong Qiu(4)	*	*
Julian Ralph Worley(4)	*	*
Susan Wang(4)	*	*
Amy Yi Zhang(4)	*	*
David Hogg(4)	*	*
Stuart R. Wenham(4)	*	*
Andrew Beebe(4)	*	*
Hongkuan Jiang(4)	*	*
Kim Liou(4)	*	*
Steven Chan(4)	*	*
James Hu	*	*
Jerry Stokes	*	*
Shijun Cai(4)	*	*
Alex Xie(4)	*	*
Guangchun Zhang(4)	*	*
Jingjia Ji(4)	*	*
Principal and 5% Shareholders:
D&M Technologies Limited(5)	53,199,799	29.5

*	Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 180,163,870 ordinary shares outstanding as of December 31, 2010, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

(3)	Includes 53,199,799 ordinary shares held by D&M Technologies Limited, and 1,500,000 ordinary shares issuable upon exercise of options within 60 days of the date of this annual report on Form 20-F held by Dr. Shi. D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. Dr. Shi’s business address is 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

(4)	Represents ordinary shares issuable upon exercise of options and restricted grants vested and vesting within 60 days of the date of this annual report on Form 20-F held by such person.

(5)	D&M Technologies Limited, a British Virgin Islands company, is ultimately owned by Dr. Shi’s family trust. Dr. Shi is the sole director of D&M Technologies Limited on all matters of Suntech requiring shareholder approval. The address of D&M Technologies Limited is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of December 31, 2010, of the 180, 163, 870 issued and outstanding ordinary shares, approximately 71.1% of those ordinary shares were held in the United States.

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

Transactions with Global Solar Fund, S.C.A, Sicar

In June 2008, we signed a commitment to invest in Global Solar Fund, S.C.A, Sicar. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Our initial commitment to GSF was €58.0 million, and in September 2008 we increased the size of our commitment by an additional €200.0 million to an aggregate total of €258.0 million in return for 86% of the share equity in GSF. As of December 31, 2010, we had contributed a total of €155.7 million to GSF, representing all of our contribution obligations by such date. We have a 50% voting interest in GSF.

The general partner of GSF is Global Solar Fund Partners S.à r.l., which is responsible for the management of GSF. The composition of the board of managers of the general partner is as follows: Category A managers include Mr. Javier Romero and Category B managers include Dr. Zhengrong Shi, our chairman and chief executive officer, and Dr. Stuart Wenham, our chief technology officer. Category A managers are entrusted with the day-to-day management of GSF, and any investment/divestment decision shall always include the favorable votes of Category A managers and at least one Category B manager of the general partner. Mr. Javier Romero has never served as an employee of the Company, but he has previously served as a non-executive representative and sales agent of the Company where he facilitated sales of our PV products in Spain until March 2008. In connection therewith, services he provided included collaborating in the identification of business opportunities, providing support in developing good relations between ourselves and customers, introducing our personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with us in the development of price policies in Spain.

As of December 31, 2009, GSF had a total of seven investee companies, namely, Energetica Wing I S.r.l, Energetica Wing II S.r.l., Italgest Photovaltaic S.r.l, SV New S.r.l, Solar Puglia I S.r.l and Solar Puglia II S.r.l, each a wholly-owned subsidiary of GSF, and Sicily Sun Power S.r.l., which is 75% owned by GSF. As of December 31, 2010, GSF had a total of seven investee companies, namely Sicily Sun Power S.r.l, SV New S.r.l, Solar Puglia I S.r.l, Solar Puglia II S.r.l., Global Solar Fund Engineering Luxembourg S.r.l., GSF Capital Holland B.V., and Global Solar Fund Engineering Company Limited, each a wholly-owned subsidiary of GSF. As of such dates, there were no separate interests in the investee companies held by any member of the board of managers of the general partner of GSF. GSF had made aggregate commitments to such investee companies totaling €24.0 million and €22.1 as of December 31, 2009 and 2010, respectively. Additional investments may be made into GSF by third parties, which may include our partners, consultants, employees and affiliates. Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Shi, our chairman and chief executive officer, holds an investment amounting to a 10.67% equity interest in GSF.

In 2009 and 2010, we shipped solar panels to GSF investee companies with a total value of $115.8 million and $197.4 million respectively, and as of Dec. 31 2010, we have $10.4 million account receivable from GSF investee companies. We may from time to time supply additional solar panels to investee companies of GSF upon terms to be determined which may include acceptance testing of the panels, damages provisions for failure to meet specified delivery obligations or power output guarantees, system performance warrantees, and bank guarantees to support potential monetary obligations which may become owing under the agreements.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, amounting to approximately €554.2 million. In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million. Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, a cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and a material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement. In addition, in the event certain power plants to be developed are not connected to the power grid before January 30, 2011, China Development Bank has the right to declare a proportionate amount of the outstanding loans immediately due and payable representing the percentage of the power to be generated by the unconnected plants to the planned installed capacity of 123 MW. None of the power plants developed were connected to the power grid by January 30, 2011, and as a result China Development Bank is entitled to demand immediate payment of the entire loan amount. GSF has received oral assurances from China Development Bank that it does not intend to demand payment of the loan amount in the event the power plants can be connected to the grid by June 30, 2011. As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF. The fair value of the debt guarantee was approximately €2.0 million, which has been recorded in our balance sheet at the effective date of this guarantee.

Procurements of Raw Materials from Affiliated Companies

Nitol Solar became an affiliate since March 2008 when we acquired a total of 14.0% of its equity interest for a total consideration of $100.0 million in three tranches. In March 2009, our investment in Nitol Solar was diluted down to approximately 11.5% due to a financing transaction by Nitol Solar. Nitol Solar, a privately held company incorporated in the Jersey Islands, is in the process of constructing a polysilicon manufacturing facility near Irkutsk, Russia. In August 2007, we entered into a supply agreement with Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009. We amended the supply agreement with Nitol in April 2008 and again in December 2009, resulting in reduced prepayment obligations and flexible pricing throughout the remaining term of the agreement. There is no further amendment of the supply agreement with Nitol in 2010. As of December 31, 2010, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.2 million.

Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities and is in the process of expanding its wafer plant. Glory Silicon became an affiliate in May 2008 when we acquired 18.0% of its equity interest from certain of its existing shareholders and subscribed for newly issued shares of Glory Silicon for a total cash consideration of $21.4 million. Since May 31, 2010, Glory Silicon was under reorganization to split its Chinese operation among the shareholders. Such split has been substantially completed as of December 31, 2010. As part of this reorganization, effective June 1, 2010, certain of Glory’s assets and liabilities were injected into a newly incorporated domestic Chinese entity, ZJ Rietech which was co-owned by us and two third party investors. From June through December 2010, the assets and liabilities injected into Rietech were under joint control of the two investors and us and were legally isolated from the founder of Glory. In December 2010, to shift from a pure cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, we acquired the equity interests that the two investors had in ZJ Rietech, YZ Rietech and, ZJ Ren De, and other non-operating entities for a total cash consideration of $123.4 million. As a result we then had acquired the 100% interest in ZJ Rietech. In 2008, we entered into two definitive wafer purchase contracts with Glory Silicon or its affiliates, including a five month wafer supply contract starting from September 2008 and a three year wafer supply contract starting from August 2009. These supply contracts have been transferred to Rietech after the Glory Silicon’s spin-off. In addition, in 2009 and 2010 we made purchases of raw materials from Glory Silicon or its affiliates in the amount of $101.0 million and $72.1 million, respectively. In 2010, we sold silicon material to Glory Silicon under a wafer consignment agreement worth a total amount of $8.9 million.

Shunda Holdings, a manufacturer of polysilicon and silicon wafers based in China, became an affiliate in May 2008 when we acquired 15.8% of its equity interest, comprised of convertible preferred stock, from existing shareholders for a total consideration of $101.9 million. Along with the acquisition of Rietech, the split China operation from Glory Silicon, the Company indirectly acquired an additional 20.85% equity interest of Shunda through its acquisition of Investment Wise and Best Treasurer, described in the preceding paragraph. In January 2008, we entered into a definitive thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it would supply us specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020. In 2010, we further amended our procurement agreement with Shunda allowing us to renegotiate the price and volume on a monthly basis. In 2009 and 2010, we made purchases of raw materials from Shunda Holdings in the amount of $118.3 million and $167.6 million respectively. As of December 31, 2010, we had prepayments outstanding with Shunda pursuant to the wafer supply agreement in the amount of $15.8 million, before an $8.0 million bad debt provision.

Xi’an Longji Silicon, a PRC based wafer manufacturer, became an affiliate in May 2008 when we acquired 5% of its equity interest for a total cash consideration of $7.3 million through the subscription of newly issued shares. Our interest in Xi’an Longji Silicon was diluted to 4.7% in February 2009 and 4.4% in 2010 as a result of additional share issuances. Xi’an Longji Silicon, a privately held company incorporated in the PRC, is in the process of expanding its wafer production capacity through its subsidiaries. In January 2008, we entered into a five year wafer purchase agreement with Xi’an Longji Silicon with pricing to be adjusted based on market trends. In 2010, we signed a new six-year wafer tolling and procurement agreement with Xi’an Longji Silicon, which supercedes the previous five-year procurement agreement and allows us to renegotiate contract volume and price each quarter based upon a market oriented pricing mechanism and our actual needs. The outstanding prepayment with Xi’an Longji Silicon under the old agreement has been transferred to the new agreement. In 2009 and 2010, we made purchases of raw materials from Xi’an Longji Silicon in the amount of $75.6 million and $243.9 million, respectively. In 2010, we also sold silicon material to Xi’an Longji Silicon for further wafer processing with a total amount of $4.6 million. As of December 31, 2010,we had prepayments outstanding with Xi’an Longji Silicon pursuant to our wafer purchase agreement in the amount of $17.4 million, and had a payable amount due to Xi’an Longji Silicon of $4.1 million.

Asia Silicon, a privately held company incorporated in the British Virgin Islands, is in the process of expanding a polysilicon plant in Qinghai, China, which began commercial operations in late 2008. Asia Silicon became an affiliate in January 2009 when we acquired 12.5% of its equity interest from an existing shareholder for a total consideration of approximately $8.1 million. We increased our ownership to 20% of Asia Silicon during 2009. We disposed of our investment in Asia Silicon on December 1, 2010 for a cash consideration of $23.9 million, and a

$4.1 million realized investment gain was recognized for 2010. In January 2007, we entered into a definitive contract with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a sixteen-year period. The supply contract provided for the delivery of a volume range of polysilicon each year at prices set according to an annual price reduction curve, using a take-or-pay approach. Delivery under this supply contract was set to begin in the second half of 2008, but was subsequently postponed to the first half of 2009 . In 2010, we purchased polysilicon from Asia Silicon in the amount of $76.9 million, and the payable for polysilicon purchases as of December 31, 2010 was $77.7 million, and the prepayment outstanding with Asia Silicon pursuant to our polysilicon purchase agreement was $82.4 million. In line with Suntech’s strategy to focus on its core competencies of PV wafer, cell and module manufacturing, Suntech divested its 20% investment in Asia Silicon for a total consideration of $23.9 million in December 2010. On May 4, 2011, Dr. Zhengrong Shi advised the Company that D&M Technologies, an affiliate owned by Dr. Zhengrong Shi, has signed an agreement to acquire a 91.3% interest in Asia Silicon. Prior to such acquisition, the Company’s board of directors had assessed the transaction and concluded that no corporate opportunity would be considered either lost or taken as a result of the Company’s disposal of Asia Silicon and D&M Technologies’ subsequent purchase of Asia Silicon. As a result of D&M Technologies’ acquisition, Asia Silicon has become a related party, and current and future transactions with Asia Silicon will be considered related party transactions subject to approval procedures of the Company’s Audit Committee applicable thereto.

In November 2010, we committed to subscribe to a 40% equity interest in a newly established joint venture, Wuxi Sun-shine, which is engaged in PV cell manufacturing. As of December 31, 2010, we invested $30.0 million in total and the remaining $9.6 million will be paid within the remaining two years. In September 2010, we entered into a five-year processing agreement with Wuxi Sun-shine, under which Wuxi Sun-shine will provide cell processing service to us. In 2010, we purchased $5.9 million PV cells from Wuxi Sun-shine.

Other Transactions

In March 2009, we entered into a subscription agreement to acquire a majority interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7.0 million. As of December 31, 2009, our total equity interest in CSG Solar was 76.7%. Subsequently during 2010, we acquired a further 21.72% equity interest in CSG Solar from existing shareholders at the value of €1.5 per share, which increased our equity interest in CSG Solar to 98.42% .

In 2009, we entered into a joint venture agreement with Huadian Power International Corporation Limited to subscribe to a 40% share of Huadian Ningxia Ningdong Suntech Power Co., Ltd., or Huadian Ningxia, a PRC based company involved in developing and operating 10mw PV power-generation projects in Ningxia province, for a total consideration of up to $2.2 million. We also provide PV modules along with EPC service to Huadian Ningxia. In 2010, sales of construction service and PV modules to Huadian Ningxia amounted to $17.1 million.

In December 2008, we entered into a joint venture agreement with Jiangsu New Energy Development Co., Ltd. to subscribe for a 49% share interest of Jiangsu Guoxin Suntech Solar Power Generation Co., Ltd., or Jiangsu Guoxin , a PRC based company involved in developing and operating PV power-generation projects in Huaian, Jiangsu province, for a total consideration paid up of RMB 9.8 million (approximately $1.4 million equivalent). We also provide PV modules along with EPC service to Jiangsu Guoxin. In 2010, sales of construction service and PV modules to Jiangsu Guoxin amounted to $3.1 million.

In June 2009, we entered into a joint venture agreement with China Energy Conservation and Environmental Protection Investment Corporation to subscribe for 20% of the shareholdings in Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd., or Shizuisan, with a price of RMB9.8 million (approximately $1.4 million equivalent). Shizuisan is a PRC based company involved in developing and operating PV power-generation projects in Shizuisan, Ningxia province. We also provide PV module along with construction services to Zhongjieneng-Suntech Shizuisan. In 2010, sales of construction service and PV modules to Shizuisan amounted to $14.6 million, and as of December 31, 2010, we had $1.1 million accounts receivable due from Zhongjieneng-Suntech Shizuisan.

In December 2009, we entered into a Joint Venture with Ningxia Power Investment Corporation to subscribe for 49% of the shares of Ningxia Diantou Suntech Solar Power Co., Ltd., or Ningxia Diantou, for consideration of RMB 17.6 million (approximately $2.6 million equivalent). Ningxia Diantou is a PRC based company involved in developing and operating PV power-generation projects in Ningxia province. We also provide PV modules along with construction service to Ningxia Diantou. In 2010, sales of construction services and PV modules to Ningxia Diantou amounted to $1.2 million.

In November 2009, we entered into a Joint Venture agreement with Huadian New Energy Development Co., Ltd., to subscribe for 10% of the shares of Huadian Suntech Dongtai Solar Power Co., Ltd., or Huadian Dongtai, for consideration of RMB 1 million (approximately $0.2 million equivalent). Huandian Dongtai is a PRC based company involved in developing and operating PV power-generation projects in Ningxia province. We also provided PV modules along with EPC services to Huadian Dongtai, and in 2010, sales of construction services and PV modules with Huadian Dongtai amounted to $23.4 million, and as of December 31, 2010, we had an account receivable due from Huadian Dongtai in the amount of $3.6 million.

In August 2010, we entered into a joint venture agreement with Wuxi Lead Investment And Development Co., Ltd. to subscribe for 60% of the shares in Wuxi Sun-Leader PV Equipment Co., Ltd., or Wuxi Sun-Leader, a PRC-based company involved in developing and manufacturing PV equipment, for a total consideration of $3.7 million. In the first two years of its operation, Wuxi Sun-Leader will develop and manufacture PV equipment according exclusively for us, according to the demand as we determine it. We did not purchase any equipment from Wuxi Sun-Leader in 2010.

In December 2010, we entered into a Joint Venture agreement with Infigen Energy Development Holdings Pty. Ltd to subscribe for 50% of the shares of Infigen Suntech Australia Pty. Ltd., or Infigen Suntech. Infigen Suntech is an Australia-based company involved in bidding for the Australia government’s 150 MW PV power-generation flagship project. If Infigen Suntech is successful in bidding for this project, we will be the PV module supplier to this project.

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees. B. Compensation of Directors and Executive Officers — 2005 Equity Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

Due to the decrease in prices of polysilicon, silicon wafers and PV cells and modules since late 2008, we have sought to re-negotiate the unit price and volume terms of many of our supply agreements with our suppliers. During the course of such negotiations we may be subject to litigation if mutual agreement cannot be reached between us and our suppliers. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

In May, 2010, QCells SE filed an approximately Euro 15 million suit in Germany against Suntech Power Japan Corporation for breach of contract relating to a contract that Suntech Japan Power Corporation, formerly known as MSK, entered into in 2005 for a supply of solar cells. No court hearings have yet been held, and we cannot at this time reasonably ascertain our chance of success in defending this suit. We do believe that QCells may initiate further proceedings on this contract as well as a similar one entered into in 2006, depending on the course of the current suit. We do however intend to vigorously defend the suit.

Other than as described above, we are not currently a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Historically, the dividends declared by our PRC subsidiaries to us have all been re-invested to expand our business.

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

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on May 6, 2011 was $8.64 per ADS.

	High	Low

2006	45.95	21.40
2007	88.65	31.41
2008	90.00	5.36
2009	20.58	5.21
2010	18.40	7.12
Quarterly Highs and Lows
First Quarter 2009	13.55	5.21
Second Quarter 2009	19.50	12.23
Third Quarter 2009	20.58	13.28
Fourth Quarter 2009	17.90	12.21
First Quarter 2010	18.40	12.60
Second Quarter 2010	15.35	8.67
Third Quarter 2010	11.37	7.70
Fourth Quarter 2010	10.14	7.12
First Quarter 2011	10.38	7.97
Monthly Highs and Lows
November 2010	9.30	7.12
December 2010	9.04	7.34
January 2011	9.49	8.28
February 2011	10.71	8.70
March 2011	9.86	8.04
April 2011	9.98	8.49
May 2011 (through May 6)	8.97	8.15

B.	Plan of Distribution

Not applicable.

C.	Markets

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

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Regulations, which took effect simultaneously with the EIT Law. Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transitional period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the EIT Law where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations. On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of

Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on the provisions in Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increasing to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises granted qualified tax holidays, such tax holidays continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday had not yet started because of a cumulative loss position, such tax holiday was deemed to commence from 2008, the first effective year of the EIT Law. While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment continues to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state. Following the effectiveness of the EIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment. According to the EIT Law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. Our PRC subsidiaries Wuxi Suntech Power Co., Ltd. and Luoyang Suntech Power Co., Ltd. were approved to be qualified as “high and new technology enterprise” on December 1, 2008 and December 30, 2008, respectively.

Under the EIT Law and its Implementation Regulations, all domestic and foreign investment companies are subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders are subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the implementation rules, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable has no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes. Under the Implementation Regulations, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Substantially all of our operational management is currently based in the PRC. If we were treated as a resident enterprise for PRC tax purposes, we would subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate, but dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese withholding tax on dividends. If we were considered a PRC tax resident enterprise, it is also possible that the EIT Law and its Implementation Regulations would cause interest and dividends paid by us to our non-PRC investors to be subject to a PRC withholding tax.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as PRC-sourced income. If we are considered as a PRC resident enterprise, it is unclear whether the interest or dividends we pay with respect to our convertible notes outstanding, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as PRC sourced income and subject to PRC tax.

In accordance with the EIT Law, dividends which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE.

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

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under — “Taxation — People’s Republic of China”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes and subject to the discussion under “— Passive foreign investment company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2010, although there can be no assurance in this regard. Under the Code, the determination of whether we are a PFIC is made annually. Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 (or any other form subsequently specified by the United States Department of the Treasury) if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

Alternatively, a U.S. investor in a PFIC generally may mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

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

For taxable years beginning after March 18, 2010, U.S. Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information related to such assets, subject to certain exceptions. You are urged to consult your tax advisor, regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

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

In 2010, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2010, Euro/U.S. dollar currency exchange forward contracts (sell Euro buy U.S. dollar) with notional values of $1,070 million and U.S. dollar/Renminbi currency exchange forward contracts (sell U.S. dollar buy Renminbi) with notional values of $100 million were outstanding. We may enter into additional forward contracts or other economic hedges in the future. Assuming a 1.0% appreciation of the Euro against the U.S. dollar, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $14.3 million as of December 31, 2010. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $1.0 million as of December 31, 2010.

Our financial statements are expressed in U.S. dollars and our functional currency is U.S. dollars, but some of our subsidiaries use currencies other than U.S. dollars as their own functional currency. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi and other currencies. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi and other currencies against the U.S. dollar could result in a change to our statement of operations. On the other hand, a decline in the value of Renminbi and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

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

As of December 31, 2010, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively. As of May 8, 2011, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively.

The fair values of our 2012 convertible notes and 2013 convertible notes were $3.8 million and $498.1 million, respectively, as of December 31, 2010, which were determined based upon quoted market prices and other pertinent information available to management. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

The fair values of the other financial instruments were not materially different from their carrying or contract values as of December 31, 2010.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we received payments in the amount of $1.1 million from the depository or any reimbursement relating to the ADS facility.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated May 9, 2011 expressed an unqualified opinion on those financial statements and the related financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
May 9, 2011

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2008	2009	2010
	(In thousands)

Audit fees	$3,061.0	$2,250.0	$2,620.0
Tax Fees(1)	$20.0	$0.0	$0.0
Other Fees(2)	$50.0	$0.0	$0.0

(1)	“Tax fees” include fees billed for tax consultations.

(2)	Represents the fees related to the consulting service for the second phase acquisition of Suntech Japan.

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

In 2010, neither we nor any affiliated purchaser engaged in a re-purchase of any of our ADSs.

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

•	The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have met in executive sessions without management, but there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements of the Company are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2009 and 2010

•	Consolidated Income Statements for the years ended December 31, 2008, 2009 and 2010

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2009 and 2010

•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010

•	Notes to the Consolidated Financial Statements

See the Index to the financial statements of GSF accompanying this report beginning on page FF-1.

Pursuant to Article 3-09 of Regulation S-X of the Exchange Act, separate financial statements of significant unconsolidated companies of the Company prepared in accordance with U.S. GAAP or reconciled to U.S. GAAP must be filed as part of the Company’s Form 20-F. For the year ended December 31, 2010, GSF was a significant affiliate of the Company in accordance with Article 3-09 of Regulation S-X.

The financial statements of GSF have been prepared in accordance with Luxembourg legal and regulatory requirements (“Luxembourg GAAP”); however, for the purposes of complying with Article 3-09 of Regulation S-X, have been reconciled with U.S. GAAP. Pursuant to Article 3-09 of Regulation S-X, GSF’s financial statements for the two years ended December 31, 2009, and 2010 accompany this report beginning on page FF-1.

ITEM 19.	EXHIBITS

Exhibit
Number		Description of Document

1.1		Form of Second Amended and Restated Memorandum and Articles of Association of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.1		Specimen Certificate for Ordinary Shares of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.2		Form of American Depositary Receipt of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.3		Form of Deposit Agreement among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
2.4		Indenture, dated as of February 12, 2007, between Suntech Power Holdings Co., Ltd. and Wilmington Trust Company, as trustee and securities agent, relating to the Company’s 0.25% Convertible Senior Notes due 2012 (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-145594) filed with the Commission on August 21, 2007)
2.6		Indenture, dated as of March 17, 2008, between Suntech Power Holdings Co., Ltd. and Wilmington Trust Company, as trustee and securities agent, relating to the Company’s 3.00% Convertible Senior Notes due 2013 (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-151719) filed with the Commission on June 17, 2008)
4.1		Amended and Restated 2005 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.2		Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.3		Form of Employment and Confidentiality Agreement between Suntech Power Holdings Co., Ltd. and senior executive officers of Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.4		Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
4.5		Solar Wafer Supply Agreement dated as of July 25, 2006 between MEMC Electronics Materials, Inc. and Suntech Power Holdings Co., Ltd. (incorporated by reference to Exhibit 4.11 from our 20-F annual report filed with the Commission on June 18, 2007)
4.6		Suntech Power Holdings Co., Ltd. Ordinary Shares Purchase Warrant to MEMC Electronics Materials, Inc. (incorporated by reference to Exhibit 4.12 from our 20-F annual report filed with the Commission on March 28, 2008)
8	.1*	List of Subsidiaries

Exhibit
Number		Description of Document

11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Commission on November 1, 2005)
12	.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23	.1*	Consent of Independent Registered Public Accounting Firm
23	.2*	Consent of Independent Auditors

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.

By	/s/ Zhengrong Shi
Name:     Dr. Zhengrong Shi

Title:	Chief Executive Officer

Date: May [ • ], 2011

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, the related consolidated income statements, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suntech Power Holdings Co., Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 9, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
May 9, 2011

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2010
	(In millions, except per share data.)

ASSETS
Current assets:
Cash and cash equivalents	$833.2	$872.5
Restricted cash	124.9	142.5
Inventories	280.1	558.2
Accounts receivable, net of allowance for doubtful accounts of $4.8 and $10.7, respectively	384.4	515.9
— Investee companies of GSF	110.2	10.4
— Others	274.2	505.5
Other receivables, net of allowance for doubtful accounts of $11.7 and $24.3, respectively	39.3	19.0
Value-added tax recoverable	41.2	92.4
Advances to suppliers	48.8	84.4
Short-term investments	200.8	—
Other financial assets	0.3	15.4
Deferred taxes	10.8	22.6
Amounts due from related parties	185.5	55.1
Other current assets	6.7	34.4

Total current assets	2,156.0	2,412.4
Property, plant and equipment, net	777.6	1,326.2
Intangible assets, net	140.8	156.0
Goodwill	86.1	278.0
Long-term investments	53.8	53.6
Investments in affiliates	251.4	545.9
Long-term prepayments	188.1	213.8
Long-term loans to a supplier	54.7	53.0
Long-term deferred expenses	39.0	32.4
Amounts due from related parties deemed to be financial assets	193.6	94.1
Other non-current assets	42.6	51.7

TOTAL ASSETS	$3,983.7	$5,217.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$800.4	$1,400.8
Accounts payable	264.2	457.0
Other payables	56.5	74.0
Payables in respect of purchase of property, plant and equipment	70.2	96.3
Advances from customers	8.4	31.4
Accrued payroll and welfare	13.3	34.4
Government grants	6.3	17.5
Amounts due to related parties	14.0	93.9
Income tax payable	4.3	66.7
Other financial liabilities — current	8.1	56.1
Current portion of convertible notes	224.0	0.4
Other current liabilities	48.4	41.5

Total current liabilities	1,518.1	2,370.0
Long-term bank borrowings	138.0	163.3
Convertible notes	516.9	551.2
Accrued warranty costs	55.2	81.0
Retirement benefit obligations	3.5	3.7
Deferred tax liabilities	33.1	15.6
Other long-term liabilities	106.1	152.1

Total liabilities	2,370.9	3,336.9
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 179,240,971 and 180,071,575 shares issued, respectively	1.8	1.8
Additional paid-in capital	1,114.7	1,134.8
Retained earnings	416.7	653.6
Accumulated other comprehensive income	64.9	77.5

Total Suntech Power Holdings Co. Ltd. equity	1,598.1	1,867.7
Noncontrolling interest	14.7	12.5

Total Equity	1,612.8	1,880.2

TOTAL LIABILITIES AND EQUITY	$3,983.7	$5,217.1

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED INCOME STATEMENTS

	Years Ended December 31,
	2008	2009	2010
	(In millions, except per share data.)

Net revenues:
PV modules	$1,785.8	$1,606.3	$2,766.3
— Investee companies of GSF	—	115.8	197.4
— Others	—	1,490.5	2,568.9
Others	137.7	87.0	135.6

Total net revenues	1,923.5	1,693.3	2,901.9

Cost of revenues:
PV modules	1,448.2	1,258.8	2,251.2
Others	132.4	95.7	146.9

Total cost of revenues	1,580.6	1,354.5	2,398.1

Gross profit	342.9	338.8	503.8

Selling expenses	59.3	58.9	78.7
General and administrative expenses	85.8	76.9	125.1
Research and development expenses	15.3	29.0	40.2
Provision for prepayment to affiliates	—	—	8.0
Impairment of long-lived assets	—	—	54.6

Total operating expenses	160.4	164.8	306.6

Income from operations	182.5	174.0	197.2
Interest expense	(106.1)	(103.3)	(99.5)
Interest income	32.6	9.6	7.6
Other (expense) income, net	(76.7)	11.2	(94.4)

Earnings before income taxes, noncontrolling interest and equity in net earnings (loss) of affiliates	32.3	91.5	10.9
Tax (expense) benefit, net	(1.6)	(2.5)	(23.8)
Equity in net earnings (loss) of affiliates	0.3	(3.3)	250.8

Net income	31.0	85.7	237.9
Add: Net loss (income) attributable to the noncontrolling interest	1.4	(0.1)	(1.0)

Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	$32.4	$85.6	$236.9

Net income per ordinary share:
Basic	$0.21	$0.50	$1.32

Diluted	$0.20	$0.50	$1.30

Weighted average number of shares used in computation:
Basic	154.7	169.7	179.6

Diluted	160.3	172.5	181.6

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

	Accumulated
	Ordinary		Additional		Other
	Shares		Paid-in	Retained	Comprehensive	Noncontrolling	Total	Comprehensive
	Number	$	Capital	Earnings	Income	Interest	Equity	Income
	(In millions, except per share data.)

Balance at December 31, 2007	153.1	$1.53	$622.8	$298.7	$31.6	$17.9	$972.5	—
New issuance of ADS	1.3	0.01	51.6	—	—	—	51.6	$—
Net unrealized loss under cash flow hedge	—	—	—	—	(4.8)	—	(4.8)	(4.8)
Exercise of stock options and restricted shares	1.5	0.02	3.3	—	—	—	3.4	—
Share based compensation	—	—	11.4	—	—	—	11.4	—
Adjustment for adoption of ASC470-20	—	—	140.7	(55.8)	—	—	84.9	(55.8)
Net income	—	—	—	88.2	—	(1.4)	86.8	88.2
Foreign currency translation adjustments and others	—	—	—	—	36.6	1.9	38.5	36.6
Noncontolling interest acquisition and capital injection	—	—	—	—	—	(9.9)	(9.9)	—

Balance at December 31, 2008	155.9	$1.56	$829.8	$331.1	$63.4	$8.5	$1,234.4	$64.2
New issuance of ADS	23.0	0.23	276.9	—	—	—	277.1	—
Net realized gain under cash flow hedge	—	—	—	—	4.8	—	4.8	4.8
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	—	1.4	—
Share based compensation	—	—	6.6	—	—	—	6.6	—
Net income	—	—	—	85.6	—	0.1	85.7	85.6
Foreign currency translation adjustments and others	—	—	—	—	(3.3)	—	(3.3)	(3.3)
Noncontrolling interest acquisition and capital injection	—	—	—	—	—	6.1	6.1	—

Balance at December 31, 2009	179.2	$1.8	$1,114.7	$416.7	$64.9	$14.7	$1,612.8	$87.1
Net realized loss under cash flow hedge	—	—	—	—	(19.0)	—	(19.0)	(19.0)
Exercise of stock options and restricted shares	0.8	—	0.8	—	—	—	0.8	—
Share based compensation	—	—	14.9	—	—	—	14.9	—
Net income	—	—	—	236.9	—	1.0	237.9	236.9
Foreign currency translation adjustments and others	—	—	—	—	31.6	(0.4)	31.2	31.6
Appropriation for current year	—	—	—	—	—	(0.5)	(0.5)	—
Noncontrolling interest acquisition and capital injection	—	—	4.4	—	—	(2.3)	2.1	—

Balance at December 31, 2010	180.0	1.8	1,134.8	653.6	77.5	12.5	1,880.2	249.5

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2009	2010
	(In millions)

Operating activities:
Net income	$31.0	$85.7	$237.9
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share based compensation	11.4	6.6	14.9
Depreciation and amortization	41.6	66.4	84.9
Amortization of debt discount	55.5	47.5	31.9
Deferred taxes	(20.2)	(6.0)	(40.4)
Loss on disposal of property, plant and equipment	1.0	—	1.1
Provision for doubtful accounts	15.8	(0.1)	18.5
Provision for inventories	50.0	59.1	28.9
Provision for purchase commitments	7.0	3.1	(9.8)
Impairment provision for long-term investments	73.8	—	—
Impairment of long-lived assets	—	—	63.0
Gain on convertible notes repurchase	(23.8)	(9.5)	—
Amortization of long-term prepayments	7.6	13.3	13.3
Equity in net earnings (loss) of affiliates	(0.3)	3.3	(250.8)
Loss (gain) on short-term investments	5.7	(0.8)	(0.8)
Loss on financial derivatives, net	9.3	8.0	49.8
Loss on long-term securities	0.3	—	—
Imputed interest income for loan to suppliers and long-term prepayment to suppliers deemed to be financial assets	(17.0)	(1.2)	(1.2)
Amortization of imputed interest income	2.4	3.6	3.2
Changes in operating assets and liabilities:
Inventories	(94.0)	(104.4)	(274.8)
Accounts receivable	26.6	(171.6)	(137.4)
Other receivables	(27.0)	3.9	0.7
Amounts due from related parties	(353.1)	77.1	94.6
Advances to suppliers	4.7	(6.6)	(32.5)
Value-added tax recoverable	(2.9)	34.5	(48.4)
Other current assets	(5.2)	(0.9)	(27.6)
Interest free loans to suppliers	20.9	16.7	—
Long-term prepayments	(103.8)	19.0	(33.6)
Other non-current assets	—	(6.3)	(6.0)
Accounts payable	53.3	146.3	178.3
Other payables	30.2	0.2	16.0
Advances from customers	(1.4)	5.4	23.0
Accrued payroll and welfare	0.8	4.7	19.1
Income tax payable	5.4	(8.5)	47.1
Amounts due to related parties	0.6	(10.9)	(124.8)
Accrued warranty costs	18.3	13.7	25.8
Other long-term liabilities	4.2	1.6	6.1

Net cash (used in) provided by operating activities	(171.3)	292.9	(30.0)

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS  — (Continued)

	Years Ended December 31,
	2008	2009	2010
	(In millions)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(57.4)	(5.4)	(5.0)
Purchases of property, plant and equipment	(333.8)	(141.4)	(276.0)
Purchases of intangible assets	(3.7)	(1.2)	(0.2)
Proceeds from sales of property, plant and equipment	0.4	1.5	2.9
Net proceeds from redemption of investment securities	45.6	—	201.6
Net proceeds from sales of long-term investment	—	—	22.7
Purchase of investment securities	(20.2)	(200.0)	—
Government grants	2.6	6.1	8.1
Net proceeds from redemption of financial derivatives	(0.6)	(15.5)	(39.3)
Purchase of long-term equity investment	(297.3)	(31.5)	(144.7)
Purchase of investment deposits	(1.5)	(0.5)	—
Decrease (increase) in restricted cash	24.1	(54.0)	(8.7)

Net cash used in investing activities	(641.8)	(441.9)	(238.6)

Financing activities:
Proceeds from exercise of stock options	3.4	1.4	0.8
Gross proceeds from issuance of ordinary shares from secondary offering	—	287.5	—
Offering expense incurred	—	(10.4)	—
Proceeds from short-term bank borrowings	862.8	706.3	2,521.0
Repayment of short-term bank borrowings	(557.0)	(524.8)	(2,087.3)
Proceeds from long-term bank borrowings	2.9	135.3	271.7
Repayment of long-term bank borrowings	(10.8)	(22.7)	(235.7)
Proceeds from issuance of convertible notes	575.0	50.0	—
Payment of convertible notes issuance expenses	(14.9)	(0.9)	—
Payment of convertible notes repurchase	(61.0)	(159.6)	—
Payment of convertible notes redemption	—	—	(221.2)
Contribution from minority shareholder of a subsidiary	1.8	—	1.9
Proceeds from sales and lease back transaction	—	21.0	70.7
Payments under financial leases	(7.0)	(3.7)	(18.9)

Net cash provided by financing activities	795.2	479.4	303.0

Effect of exchange rate changes	4.7	(5.0)	4.9

Net (decrease) increase in cash and cash equivalents	(13.2)	325.4	39.3
Cash and cash equivalents at the beginning of the year	521.0	507.8	833.2

Cash and cash equivalents at the end of the year	$507.8	$833.2	$872.5

Supplemental disclosure of cash flow information:
Interest paid	$55.7	$122.3	$98.9

Income taxes paid	$16.2	$17.1	$17.1

Supplemental schedule of non-cash investing activities:
Liabilities for purchases of property, plant and equipment	$82.6	$70.2	$96.3

Other assumed liabilities related to acquisition of a subsidiary included in other liabilities	$—	$9.0	$—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2008, 2009 and 2010
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

The following table sets forth information concerning Suntech Power’s major subsidiaries as of December 31, 2010:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar System Co., Ltd.	N/A	June 23, 2000	BVI	100%
Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”)	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88%
Suntech America, Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
Suntech Power Japan Corporation (“Suntech Japan”), previously MSK Corporation	August 11, 2006	July 1, 1967	Japan	100%
Suntech Power Co., Ltd. (“Shanghai Suntech”)	N/A	November 28, 2006	PRC	100%
Shenzhen Suntech Power Co., Ltd. (“Shenzhen Suntech”)	N/A	February 7, 2007	PRC	95%
Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power Investment Pte. Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd, Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%
Bright Path Holdings Limited (“Bright Path”)	N/A	August 8, 2008	BVI	100%
KSL-Kuttler Automation Systems GmbH (“Kuttler”)	April 02, 2009	March 26, 1992	Germany	100%
Kuttler Automation Systems (Suzhou) Co., Ltd.	April 02, 2009	January 21, 2002	PRC	100%
Yangzhou Suntech Power Co. Ltd. (“YZ Suntech”)	N/A	July 11, 2008	PRC	100%
Wuxi Sun-leader PV Equipment Co., Ltd. (“Wuxi Sun-leader”)	N/A	November 25, 2010	PRC	60%
Yangzhou Rietech Renewal Energy Company (“YZ Rietech”)	December 31, 2010	June 17, 2010	PRC	100%
Zhenjiang Ren De New Energy Science Technology Co., Ltd. (“ZJ Ren De”)	December 31, 2010	September 3, 2010	PRC	100%
Zhenjiang Rietech New Energy Science Technology Co., Ltd. (“ZJ Rietech”)	December 31, 2010	November 19, 2010	PRC	100%

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of Suntech Power and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

(c)	Fair value measurement

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1:  Quoted prices in active markets that are accessible by the Company at the measurement date for identical assets and liabilities.

Level 2:  Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3:  Unobservable inputs are used when little or no market data is available.

Valuation techniques used to measure fair value maximize the use of observable inputs. As such, when available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 3, “Fair Value of Financial Instruments”, for further details.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and other receivables, lower of cost or market charges and other provisions for inventory and purchase commitments, accrued liabilities, valuation allowances for long-term prepayments and long-term loans to suppliers, interest rates used to calculate imputed interest income for interest free loans to

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

suppliers, forfeiture rates of stock options, useful lives of property, plant and equipment and finite-lived intangible assets, revenue recognition for system integration projects accounted for under the percentage of completion method, accruals for warranty costs, valuation allowances for deferred tax assets, valuation of derivative and other financial instruments, assumptions used to determine retirement obligations, assumptions used in purchase price allocation, assumptions used to measure other-than-temporary-impairment for investments in affiliates and long-term investments, and assumptions used to measure impairment of goodwill, intangible assets with indefinite lives, and long-lived assets.

(e)	Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash consists of cash on hand, money market funds and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less.

Restricted cash represents bank deposits pledged for short-term bank borrowings, bank deposits for securing letter of credit facilities and amounts held by counterparties under forward contracts, which are not available for general use.

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

As of December 31, 2009 and 2010, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $145.5 million and $2,177.4 million, respectively. The notional amounts of derivative instruments designated as cash flow hedges was nil and $628.2 million as of December 31, 2009 and 2010, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The loss from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was $4.8 million, nil and $19.0 million, as of December 31, 2008, 2009 and 2010, respectively. The loss from the change in the fair value on the ineffective portion of derivative cash flow hedges, which is recorded in other income (expense), net of tax, was $9.3 million, $8.0 million and $49.8 million, as of December 31, 2008, 2009 and 2010, respectively.

(g)	Advances to suppliers and long-term prepayments to suppliers

In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers for written purchase orders on contracts. The Company has the right to inspect products prior to acceptance under a portion of these arrangements. The Company can also terminate the arrangements and request refund of these prepayments with interest and/or penalty in the event of suppliers delay or failure to deliver. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded in advances to suppliers. Future balances are recorded in long-term prepayments. As of December 31, 2009 and 2010, advances to suppliers were $48.8 million and $84.4 million, respectively, and long-term prepayments were $84.5 million and $117.8 million, respectively. The Company does not receive collateral for most of the prepayments. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. As of December 31, 2009 and 2010, prepayments made to individual suppliers in excess of 10% of total advances and long-term prepayments are as follows:

	At December 31,
	2009	2010

Supplier A	72.2	73.3

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labor costs and overhead incurred in bringing inventories to their present location and condition. Raw materials are stated at weighted-average cost. Work-in-process and finished goods are stated at standard costs as adjusted for variances, which approximates actual cost determined on a weighted-average basis. The Company estimates excess and slow moving inventory based upon assumptions of future demands and market conditions by referring to the backlog sales orders and estimated sales price for following quarter through market analysis. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. In addition, the Company also considers factors like historic usage, product obsolescence and product merchantability.

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Company to pay for committed volumes regardless of whether the Company actually acquires the materials. The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Intangible assets primarily represent technical know-how, trade names, patents and technology, customer relationships and non-compete agreements. Intangible assets are recorded at fair value at the time of acquisition less accumulated amortization, if applicable. Amortization is recorded according to the following table on a straight-line basis for all intangible assets except customer relationships, which are amortized on an accelerated basis, and trade names, which are not amortized:

Technical know-how	10 years
Trade names	Indefinite
Patents and technology	10-25 years
Customer relationships	2-13 years
Non-compete agreements	3 years

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

The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Company compares the asset group’s carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. No impairment charges were recognized during the years ended December 31, 2008 and 2009, and for the years ended December 2010, a total charge of $54.6 million was recognized as the Company ceased the trial production of thin film line and abandoned these related assets. See Note 8, “Property, Plant and Equipment” for further details.

(o)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability.

(p)	Revenue recognition

The Company currently derive revenues from two sources: (1) Sales of PV modules (including BIPV products), and (2) other revenues, which include, sales of PV cells, sales of others products and services, which

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

mainly include PV system integration and equipment and automation as well as sales of equipment, which mainly consisted of PV cell manufacturing equipment.

The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectability of the receivable is reasonably assured. The Company recognizes revenue from service contracts upon completion of all services in view of the short-term nature of such contracts. Such contracts were insignificant for all years presented.

The majority of the Company’s products are shipped free-on-board (“FOB”) or cost-and-freight (“CFR”) with normal credit terms of 90 days or less. Accordingly, the Company must receive written evidence that the products have been delivered to FOB or CFR departure ports or airports assigned by customers prior to recognizing revenue. The Company also ships products based on free-on-carrier (“FCA”) destination terms under which the Company recognizes revenue after the Company ships products to shipment agents assigned by customers. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to PRC customers and new overseas customers require the customers to prepay before delivery occurs. Such prepayments are recorded in advances from customers until delivery occurs.

The Company recognizes revenue using the percentage of completion method for systems integration projects for which the Company provides engineering, procurement and constructions (“EPC”) services under an EPC contract when the contract price is fixed or determinable and over $1.5 million or the project performance cycle will be longer than 6 months. The Company uses this method because it considers costs incurred to be the best available measure of progress on these contracts. The Company makes estimates of the costs to complete a contract and recognize revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Company recognizes job material costs as incurred costs when the job materials have been installed. The Company considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

When the percentage-of-completion method is not appropriate or does not meet the aforementioned thresholds, the Company recognizes revenue for system integration and automation machinery at the time the project is completed, assuming all other revenue recognition criteria have been met. Contract completion terms are typically within one year.

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

There were no such arrangements in 2008. During the years ended December 31, 2009 and 2010, the Company purchased $32.5 million and $5.1 million of raw materials and sold $35.5 million and $5.6 million of finished goods under these buy/sell arrangements, respectively.

(r)	Cost of revenue

Cost of revenue includes production related direct costs, depreciation and amortization, indirect costs and shipping and handling costs for products sold, inventory obsolescence and lower of cost or market charges.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s)	Warranty cost

The Company’s standard PV modules are typically sold with a five-year warranty for defects in materials and workmanship. And the Company’s PV modules also contain a 5, 12, 18 and 25-year standard warranty against declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. The warranty periods of the Company’s BIPV products vary depending on the nature and specification of each BIPV product. Due to limited warranty claim history, the Company estimates the warranty costs based on the actual historical cost data, competitor data and academic research, which are reviewed by in-house quality review personnel. Actual warranty costs are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(t)	Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $256.6 million and $312.8 million as of December 31, 2009 and 2010, respectively.

Total comprehensive income is comprised of net income and fluctuations of other comprehensive income, including foreign exchange translation adjustments and the change in the fair value on the effective portion of

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derivative cash flow hedges, and amounted to $64.2 million, $87.1 million and negative $274.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Components of accumulated other comprehensive income as of December 31, 2009 and 2010 were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2010

Net realized (unrealized) gain (loss) under cash flow hedge	$4.8	$(19.0)
Foreign currency translation adjustments and others	(3.3)	31.6

Total	$1.5	$12.6

(w)	Concentration of credit risk

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

Suntech Japan, has a unfunded noncontributory defined benefit plan which applies to all directors and employees since the date of hire. Suntech Japan’s pension liability is calculated based on actuarial valuation. The Company is required to recognize in its balance sheet the funded status of a defined benefit postretirement plan, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

(y)	Share-based compensation

The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 22, “Share Options and Restricted Shares”, for further details.

(z)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

(aa)	Net income per share

Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per share and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, 3.0% Convertible Senior Notes due in 2013 and 5.0% Convertible Loan due in 2016 are included in the calculation of diluted earnings per share using the if-converted method if their inclusion is dilutive to earnings per share. See Note 15, “Convertible Notes”, for further details.

The following table sets forth the computation of basic and diluted income per share for the years indicated:

	Year Ended December 31,
	2008	2009	2010
	(In millions, except for per share data.)

Income available to ordinary shareholders	$32.4	$85.6	$236.9

Weighted average number of ordinary shares for the calculation of basic income per share	154.7	169.7	179.6
Effect of dilutive potential ordinary shares:
Share options and warrants	5.6	2.8	2.0

Weighted average number of ordinary shares for the calculation of diluted income per share	160.3	172.5	181.6

Basic income per share	$0.21	$0.50	$1.32

Diluted income per share	$0.20	$0.50	$1.30

The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, the Company’s 3.0% Convertible Senior Notes due in 2013 and the Company’s 5.0% Convertible Loan due in 2016 are excluded from the calculation of diluted earnings per share for 2008, 2009 and 2010 since the interest expense per share of these convertible instruments exceeds basic earnings per share and, therefore, they are anti-dilutive to earnings per share.

The following table sets forth the weighted average potentially dilutive securities excluded from the computation because their effect would have been anti-dilutive (in millions):

	Year Ended December 31,
	2008	2009	2010

0.25% Convertible Senior Notes due in 2012	10.2	5.5	0.6
3.0% Convertible Senior Notes due in 2013	11.1	14.0	14.0
5.0% Convertible Loan due in 2016	N/A	0.4	1.3

Total potentially dilutive securities	21.3	19.9	15.9

(ab)	Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications to conform with current year presentation.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ac)	Recently issued accounting pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) published FASB Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in ASC Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. The provisions of ASU 2009-13 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management believes that the adoption of ASU 2009-13 will not materially impact the Company.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. It also includes additional disclosure requirements about financing receivables, including: (1) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. In January 2011, the FASB issued ASU 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructuring in Update No. 2010-20, which temporarily defers the effective date for disclosures about troubled debt restructurings (TDRs) by creditors until it finalizes its project on determining what constitutes a TDR for a creditor. The deferral in this amendment is effective upon issuance. The deferred TDR disclosures were slated to be effective in the first quarter of 2011. The guidance to apply the TDR disclosure requirements will be effective for periods ending on or after December 15, 2011. Management believes that the adoption of ASU 2010-20 will not materially impact the Company.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclosure revenue and earnings of the combined entity as though the business combination(s) that occurred during the year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregated basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010 and should be applied prospectively as of the date of adoption. Early adoption is permitted. Management believes the adoption of ASU 2010-29 will not materially impact the Company.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this ASU modify Step 1 so that for those reporting units with negative caryring amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The guidance is effective for impairment tests performed during the fiscal years (and interim periods within those years) that begin after December 15, 2010. Management believes the adoption of ASU 2010-29 will not materially impact the Company.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Recurring Change in Fair Value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition:

	At December 31, 2010
Assets (Liabilities) in Millions	Total	Level 1	Level 2	Level 3

Available for sale investments	$6.1	$6.1	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	15.4	13.4	2.0	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(56.1)	(36.6)	(19.5)	—

	$(34.6)	$(17.1)	$(17.5)	$—

	At December 31, 2009
Assets (Liabilities) in Millions	Total	Level 1	Level 2	Level 3

Available for sale investments	$6.3	$6.3	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	0.3	0.3	—	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(8.1)	(1.3)	(6.8)	—

	$(1.5)	$5.3	$(6.8)	$—

The available for sale investment is recorded in long-term investments and currency forward contracts are recorded in other financial assets and other financial liabilities in the consolidated balance sheets as of December 31, 2009 and 2010. See Note 12, “Long-Term Investments,” and Note 17, “Other Financial Assets/Liabilities,” for further details.

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

The following table displays assets measured on the Company’s consolidated balance sheet at fair value on a non-recurring basis:

	Year ended December 31, 2010
					Total
Assets in Millions	Total	Level 1	Level 2	Level 3	(Losses)

Investment in affiliates:
— Shunda	$43.8	—	—	$43.8	$(82.3)
Property, Plant and Equipment:
— Shanghai thin-film production line	5.4	—	—	5.4	(54.6)
Intangible Assets:
— Kuttler patents and technology	—	—	—	—	(5.2)
Other non current assets	1.3	—	—	1.3	(3.2)

	$6.7	—	—	$6.7	$(63.0)

In 2010, there were other-than-temporary impairment of $82.3 million charged against one of the Company’s investment in affiliates accounted for under the equity method, $54.6 million related to its abandoned thin-film production line, $5.2 million related to its abandoned patent and technology and $3.2 million related to other non current assets, respectively. See Note 8, “Property, Plant and Equipment”, Note 11, “Investment in affiliates”, and Note 12, “Long-term Investments” for further details.

Valuation Classification

The following is a description of the fair value techniques used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy described in Note 2.

Available-for-Sale Investments — Investments in available for sale securities consist of equity shares of a NASDAQ listed company. The fair value is measured using the closing stock price from the exchange market as of the measurement date. It is classified as Level 1 valuation.

Derivatives — These are primarily plain-vanilla foreign currency forward contracts and foreign currency forward contracts with structure features, like knock-out rights, typically short-term in nature. Fair values are measured using quotes in active markets for identical assets when available, and are classified as Level 1. If quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. The pricing models used by the Company take into account the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and currency rates. These fair value measurements are classified as Level 2, if these financial instruments fair values are based on inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities, or Level 3, if these financial instruments fair values are based on inputs that are unobservable and significant to the overall fair value measurement. During the year 2010, there was no change in level classifications.

Other Long-term Investment and Investment in Affiliates — The fair value is estimated using a discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on information supplied by the investee, degree of liquidity in the current credit markets and discount rate. Due to the lack of observable inputs, active markets or transparency to the underlying assets, the Company may rely on qualitative factors to estimate the fair values of the investments, including general macro-economic information and other data supplied by the investee. This fair value measurement is classified as Level 3.

The Company is also required to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheet.

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2009 and 2010 was $740.9 million and $551.6 million, respectively. The estimated fair value of those debts, based on the market transaction information, was $703.5 million and $558.2 million, as of December 31, 2009 and 2010, respectively.

As of December 31, 2010, the carrying value of the Company’s cash and cash equivalents and restricted cash approximated their fair value and consist primarily of money market funds and bank deposits. The carrying value of short-term financial instruments, including short-term investments, accounts receivable and payable, income taxes payable, and short-term borrowing, approximates fair value because of the short-term maturity period. Long-term bank borrowings approximate their fair value since contracts were recently entered into or the embedded interest rates are normally adjusted to the market interest rates pursuant to the long-term bank borrowing agreements. Long-term loans to suppliers are measured based on an imputed interest rate which represents the suppliers’ average borrowing rate and therefore, approximates fair value.

4.	BUSINESS ACQUISITIONS

a)	Rietech

In May 2008, the Company acquired an 18.0% equity interest in Glory Silicon Technology Investments (Hong Kong) Limited (BVI) (“Glory”) for total cash consideration of $21.4 million. The Company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Glory’s operations. Since May 31, 2010, Glory was under reorganization to split its China mainland operation among its shareholders. Such split has been substantially completed as of December 31, 2010. As part of this reorganization, effective June 1, 2010, certain of Glory’s assets and liabilities were injected into a newly incorporated domestic Chinese entity, Rietech New Energy Investment Co., Ltd. (“ZJ Rietech”), which was co-owned by Suntech and two investors. From June through December 2010, the assets and liabilities injected into ZJ Rietech, or ZJ Rietech assets, were under joint control of the Company and two other investors and were legally isolated from the founder of Glory. In addition, the Company was contractually only entitled to the earnings or losses associated with the ZJ Rietech assets during this period based on the Company’s ownership interest in such assets. Therefore, the Company applied the equity method of accounting to the earnings to which it was entitled, as opposed to its direct ownership interest in Glory during this period. In December 2010, to shift from a pure-play cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, the Company acquired the equity interests that the two investors had in ZJ Rietech, Yangzhou Rietech Renewal Energy Company (“YZ Rietech”), Zhenjiang Ren De New Energy Science Technology Co., Ltd. (“ZJ Ren De”) and other non-operating entities. This acquisition of interests was accounted for as a business combination. In conjunction with the acquisition, the Company recognized a $50.3 million gain on consolidation which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value and recorded the amount in equity in net earnings (loss) of affiliates in the consolidated income statements. Given the purchase price allocation has not yet been completed, the value of long-lived and intangible assets, goodwill and, potentially, the fair value associated with the previous equity interest held, are subject to adjustment. Accordingly, upon finalization of the purchase price allocation, certain balance sheet accounts and the gain on disposition of the previously held equity interest included in these financial statements may change.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchase Price Consideration

The Company paid a total consideration of $409.4 million, which consisted of $123.4 million cash out, $165.6 million settlement of certain assets and liabilities, and $120.4 million of equity investments previously held. The Company allocated the purchase price of the acquired assets and liabilities based on their estimated fair values at the acquisition date, which is summarized in the following table (in millions):

Cash	$123.0
Restricted cash	8.9
Receivables and other current assets	11.4
Inventory	34.6
Property, plant and equipment	378.1
Other non current assets	5.6
Total tangible assets acquired	561.6

Payables and other liabilities	(213.2)
Bank borrowings	(156.0)
Deferred tax liabilities	(3.8)
Total liabilities assumed	(373.0)

Net tangible assets acquired	188.6

Customer relationship	5.5
Order backlog	5.9

Total intangible assets acquired	11.4

Investment in an affiliate	24.0
Goodwill	185.4

Total purchase consideration	$409.4

The Company recognized the acquired intangible assets — customer relationship order backlog, and the fair values of the intangible assets were calculated using the income approach. The customer relationship was valued as $5.5 million, and will be fully amortized in 2.5 years from 2011 forward. The order backlog was valued as $5.9 million, and will be fully amortized in 2011.

Goodwill, which represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired, is not being amortized but is reviewed annually for impairment, or more frequently if impairment indicators arise. The goodwill mainly reflected the competitive advantages the Company expected to realize from Rietech’s standing in the wafer industry. The goodwill is non tax deduction.

Rietech’s results of operations have been included in the Company’s consolidated financial statements subsequent to the date of acquisition. The financial information in the table below summarizes the results of

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations of the Company and Rietech, on a pro forma basis, as though the companies have been combined as of the beginning of each of the years presented:

	Year Ended	Year Ended
	December 31,	December 31,
	2009	2010
	(unaudited)	(unaudited)

Pro forma revenue	1,739.3	2,965.3
Pro forma net income	94.6	258.4
Pro forma profit attributable to holders of common shares	94.5	257.4
Pro forma earnings per share:
Basic	0.56	1.43
Diluted	0.55	1.42
Weighted average number of shares used in computation:
Basic	169.7	179.6
Diluted	172.5	181.6

The unaudited, proforma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of each of the periods presented.

b)	CSG Solar AG

In order to enhance its research and development capabilities for thin film products, in 2009, the Company acquired technical expertise in this area through its acquisition of CSG Solar AG (“CSG”) in March 2009, in which the Company acquired a 76.7% equity interest for EUR 7.5 million (equivalent of $10.3 million). In 2010, the Company further acquired 21.73% of the equity interest of CSG for EUR 3.0 million (equivalent of $3.9 million).

The acquired assets and liabilities were recorded at their fair value at the date of acquisition as follows:

Net tangible assets assumed	$11.0
Bargain purchase gain	(0.7)

Total consideration	$10.3

5.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2009	2010

Raw materials	$57.1	$220.9
Work-in-process	4.3	8.0
Finished goods	218.7	329.3

	$280.1	$558.2

The Company recorded lower of cost or market provisions for inventories of $50.0 million, $59.1 million, and $28.9 million during the years ended December 31, 2008, 2009 and 2010, respectively. A total amount of $7.0 million, $5.8 million and $0.1 million was charged as provision for purchase commitments during the year ended December 31, 2008, 2009 and 2010, respectively, which was recorded in other current liabilities.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivables are recognized and carried at the original invoice amount less allowance for any doubtful accounts. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company made provisions for doubtful accounts in the aggregate amount of $15.8 million, negative $0.1 million and $18.5 million during the years ended December 31, 2008, 2009 and 2010, respectively. Bad debts are written off as incurred.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2009	2010

Beginning of the year	$4.5	$4.8
Allowances made during the year	1.8	5.9
Write off	(1.5)	—

Closing balance	$4.8	$10.7

Analysis of allowances for other receivable is as follows:

	At December 31,
	2009	2010

Beginning of the year	$12.1	$11.7
Allowances made during the year	(0.4)	15.0
Write off	—	(2.4)

Closing balance	$11.7	$24.3

Included within the accounts receivable, there was a EUR 76.8 million (equivalent of $110.2 million) and EUR 7.8 million (equivalent of $10.4 million) balance from investee companies of Global Solar Fund (“GSF Investees”) as of December 31 2009 and 2010. Sales to GSF Investees are made with similar sales terms as those offered to third parties and follow the same revenue recognition policy. Total sales to GSF Investees were EUR 91.0 million (equivalent of $115.8 million) and EUR 157.0 million (equivalent of $197.4 million) during the years ended December 31, 2009 and 2010, respectively. The Company conducted a thorough credit review process before agreeing to the credit terms provided to GSF Investees, which process also considered the availability of financing support from Global Solar Fund to its investee companies.

From time to time, the Company enters into accounts receivables factoring agreements with unaffiliated financial institutions. The Company has accounted for these contracts of accounts receivables factoring as sales where the entire credit risk is transferred to the factoring company. Such receivables are excluded from the assets in the Company’s balance sheet. During 2009 and 2010, the Company sold trade account receivables aggregating $178.6 million and $332.4 million with total discount of $0.9 million and $4.0 million recorded in interest expense, respectively. The Company’s ability to sell such receivables to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Other receivables represents non-trade receivables from third parties, net of specific provision for doubtful accounts such as receivables from a third party leasing company for certain sale and lease back transactions, refundable deposits as bidding guarantees, and other miscellaneous non-trade receivables.

7.	SHORT-TERM INVESTMENTS

During the year ended December 31, 2009, the Company entered into four principal protected structured deposit (“Structured Deposit”) arrangements amounting to $200 million, which were linked to the Euro/U.S. Dollar

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exchange rate performance. The Structured Deposit provided principal protection if the Company held the deposits until the short-term stated maturity date which was February 8 or Feb 11, 2010. The Structured Deposit was classified as a held-to-maturity investment and recorded at amortized cost. All investments were held until maturity in 2010.

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2009	2010

Cost
Land	$5.0	$5.2
Buildings	278.8	392.4
Leasehold improvements	10.4	15.8
Machinery and equipment	404.3	813.0
Furniture, fixtures and electronic equipment	46.4	65.5
Motor vehicles	2.3	3.2

	747.2	1,295.1

Accumulated amortization	(134.6)	(242.9)

	612.6	1,052.2

Construction in process	165.0	274.0
Property, plant and equipment, net	$777.6	$1,326.2

Depreciation expense was $34.9 million, $58.2 million and $76.9 million for the years ended December 31, 2008, 2009 and 2010, respectively. Capitalized interest was $3.4 million, $9.0 million and $4.9 million for the year ended December 31, 2008, 2009 and 2010, respectively.

Construction in process primarily represents the construction of wafer processing plants and expansion of existing PV cell capacities.

Due to the rapid cost reduction and improving competitiveness of crystalline silicon solar panels, during the second quarter of 2010, the Company started to restructure operations at its Shanghai facility to focus on the manufacture of crystalline silicon solar cells. As part of the restructuring, the Company has ceased the plan to manufacture amorphous silicon thin film solar panels. As a result, the Company recognized a thin film equipment impairment charge from abandonment of related assets of approximately $54.6 million.

The Company conducts a significant portion of its operations from leased machinery and equipment in Wuxi and Shanghai and a portion of these arrangements are in forms of sales and leaseback. The deferred loss from the sales and leaseback arrangements are immaterial. See Note 19, “Capital lease obligations”, for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	INTANGIBLE ASSETS, NET

The following tables present details of the Company’s acquired developed technology and other intangibles (in millions):

	Gross
	Carrying	Accumulated
As of December 31, 2010	Amount	Amortization	Net

Acquired Technical Knowhow	$2.3	$(1.8)	$0.5
Acquired developed technology	41.2	(7.2)	34.0
Acquired Customer Relationships	33.8	(14.0)	19.8
Other intangible assets	9.7	(2.2)	7.5

Total intangibles assets subject to amortization	87.0	(25.2)	61.8
Trade name	94.2	—	94.2

Total intangible assets, net	$181.2	$(25.2)	$156.0

	Gross
	Carrying	Accumulated
As of December 31, 2009	Amount	Amortization	Net

Acquired Technical Knowhow	$2.2	$(1.6)	$0.6
Acquired developed technology	44.0	(5.9)	38.1
Acquired Customer Relationships	26.3	(10.3)	16.0
Other intangible assets	4.5	(2.2)	2.3

Total intangible assets subject to amortization	77.0	(20.0)	57.0
Trade name	83.8	—	83.8

Total intangible assets, net	$160.8	$(20.0)	$140.8

Amortization expense for the years ended December 31, 2008, 2009 and 2010 were $6.7 million, $8.2 million and $7.4 million, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $15.0 million, $8.7 million, $6.5 million, $5.4 million and $5.1 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively

10.	GOODWILL

The carrying amount of goodwill for the years ended December 31, 2009 and 2010 were as follows:

	2009	2010

Beginning of year	$87.6	$86.1
Goodwill acquired during the year	—	185.4
Translation	(1.5)	6.5

Ending of year	$86.1	$278.0

Impairment tests performed in 2009 and 2010 did not result in any adjustments to the carrying value of goodwill. The goodwill acquired in 2010 is mainly due from the acquisition of Rietech. See Note 4, “Business Combination” for further details.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	INVESTMENTS IN AFFILIATES

Investments in affiliates are accounted for by equity method of accounting, and consist of the following:

	At December 31,
	2009		2010
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)

Glory(1)	$34.6	18.0	$ N/A	N/A
Shunda(2)	100.4	15.8	43.8	36.7
Global Solar Fund(3)	86.5	86.0	463.5	86.0
Gemini Solar(4)
Development and Gemini Fund I	0.3	50.0	—	—
Gemini AE	0.4	50.0	—	—
Yunnan Diantou(5)	3.5	24.0	—	—
Asia Silicon(6)	19.8	20.0	—	—
Guoxin Suntech(7)	1.4	49.0	1.8	49.0
Zhongjieneng Suntech(8)	1.5	20.0	1.6	20.0
Ningxia Diantou Suntech(9)	2.6	49.0	2.7	49.0
Huadian Ningdong(10)	0.4	40.0	2.3	40.0
Wuxi Sun-Shine(11)	—	—	30.2	40.0

Total	$251.4		$545.9

(1)	See Note 4 “Business Acquisitions” for further details.

(2)	In May 2008, the Company acquired 15.8% equity interest, comprised of convertible preferred stock, in Shunda Holdings Co., Ltd. (Cayman) (“Shunda”) for total cash consideration of $101.9 million. In May 2009, the Company converted all these preferred shares into ordinary shares with the equity interest remaining unchanged. The Company accounts for this investment using the equity method of accounting due to the fact that the Company has significant influence on Shunda’s operations.

In the second quarter of 2010, triggered by multiple debt defaults and burgeoning illiquidity from extensive debt obligations, Shunda’s creditors called outstanding loans due. Shunda immediately underwent a reorganization. As a result, the investment was evaluated for impairment. The Company performed valuations of investment in Shunda using both the income approach and market approach which supported an other-than-temporary impairment. As a result of that evaluation, the Company recorded an impairment charge of approximately $90.3 million, including a total write-down of $8.0 million in prepayments. Factors which the Company considered in determining that the investment was other-than-temporarily impaired included the financial condition and near-term prospects of Shundawhose operations has been significantly impacted due to the liquidity issue and thus, impairing the earnings’ potential of the investment to the Company.

In December 2010, the Company assigned an additional $24.0 million value to its total investment in Shunda as a result of the purchase price allocation for an additional 20.85% equity interest acquired as discussed in Note 4 (a).

(3)	In June 2008, the Company acquired 86.0% share equity of Global Solar Fund, S.C.A., SICAR (“GSF”) as a limited partner and committed to contribute total cash consideration of EUR 258.0 million (equivalent of $364.6 million). The general partner of GSF is Global Solar Fund Parners S.ar.l., and Mr. Javier Romero serves as the Category A manager of the general partner. Mr. Romero served as a non-executive representative and sales agent of the Company where he facilitated sales of the PV products in Spain until March 2009. In

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

connection therewith, services he provided included collaborating in the identification of business opportunities, providing support in developing good relations between the Company and customers, introducing the Company’s personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with the Company in the development of price policies in Spain. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Zhengrong Shi, Chairman and CEO of the Company, holds an investment amounting to a 10.67% equity interest in GSF. Dr. Shi and Mr. Stuart Wenham, Chief Technology Officer of the Company, are members of GSF’s board of managers. The Company has a 50% voting interest in GSF and capital calls require the approval of at least one of the Company’s representatives on the board of managers. The Company accounts for its investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. Accordingly, under the equity method of accounting, the Company records its proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in its consolidated results of operations. The Company’s total EUR 258.0 million commitment is payable upon capital calls. As of December 31, 2009 and 2010, the Company had made aggregative capital call payments of EUR 74.6 million (equivalent of $103.3 million) and EUR 155.7 million (equivalent of $215.9 million). The Company’s remaining capital call commitment was EUR 183.4 million (equivalent of $263.1 million) and EUR 102.3 million (equivalent of $136.7 million) as of December 31, 2009 and 2010, respectively. As of December 31, 2009 and December 31, 2010, GSF had a total of seven and seven investee companies and had made aggregate commitments to such investee companies totaling EUR 24.0 million (equivalent of $34.4 million) and EUR22.1 million (equivalent of $29.5 million), respectively.

(4)	In September 2008 and April 2009, the Company established three joint ventures, Gemini Solar Development Company LLC (U.S.) (“Gemini DevCo”), Gemini Fund I Manager LLC (U.S.) (“Gemini Fund I”) and Gemini AE Solar LLC (U.S.) (“Gemini AE”), for total cash consideration of $0.7 million. The investments in Gemini DevCo, Gemini Fund I and Gemini AE were disposed in 2010 at cost with no material gain or loss recognized.

(5)	In October 2008, the Company commited to acquire a 24.0% equity interest in Yunnan Diantou New Energy Development Co., Ltd. (PRC) (“Yunnan Diantou”) for total cash consideration of $17.6 million, of which $3.5 million has been paid as of December 31, 2009. This investment was disposed in 2010 at cost with no material gain or loss recognized.

(6)	During 2009, the Company acquired 20% of the equity interest of Asia Silicon Co., Ltd. (BVI)(“Asia Silicon”) for total consideration of $17.5 million. The investment in Asia Silicon was disposed in December 2010 for cash consideration of $23.9 million and the Company recorded a $4.1 million gain. In March 2010, the Company issued a letter of comfort to Standard Chartered Bank (China) Limited Shanghai Branch, or Standard Chartered, in connection with a RMB500 million facility being provided by the bank to Asia Silicon (Qinghai) Co., Ltd., or Asia Silicon Qinghai, which was a related party. Pursuant to the letter of comfort, the Company has indicated that it would not permit Asia Silicon to enter into liquidation or enter into any arrangement with its creditors without its liabilities to Standard Chartered being completely discharged, the Company’s undertaking applied to any new or additional facilities which may be made available to Asia Silicon Qinghai thereafter by Standard Chartered, and it would not dispose of any shares in Asia Silicon Qinghai without first having received the written consent of Standard Chartered or having ensured that Asia Silicon Qinghai’s liability to Standard Chartered is discharged in full. The Company has received the written consent of Standard Chartered, the creditor of Asia Silicon, for its disposal of investment in Asia Silicon and complied with the comfort letter issued by the Company in March 2010. As of December 31, 2010, the Company has amended the original polysilicon materials supply agreements with Asia Silicon, details of which are discussed in Note 25, “Related Parties Transactions and Balances”.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	In March 2009, the Company established JiangSu Guoxin Suntech Solar Power Generation Co., Ltd. (“Guoxin Suntech”) with a total cash consideration of $1.4 million with a joint venture partner.

(8)	In August 2009, the Company established Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd (“Zhongjieneng Suntech”) with a total cash consideration of $1.4 million with a joint venture partner.

(9)	In December 2009, the Company established Ningxia Diantou Suntech Solar Power Co., Ltd. (“Ningxia Diantou Suntech”) with a total cash consideration of $2.6 million with a joint venture partner.

(10)	In December 2009, the Company acquired a 40% equity interest in a joint venture, Huadian Ningxia Ningdong Suntech Solar Power Co., Ltd. (“Ningdong Suntech”), for total cash consideration of $2.2 million, of which $0.4 million was paid in 2009 and the remaining $1.8 million was paid in 2010.

(11)	In November 2010, the Company acquired a 40% equity interest in a newly established joint venture, Wuxi Sun-shine Power Co., Ltd. (“Wuxi Sun-shine”) for total cash consideration of $39.6 million, of which $30.0 million in total was paid in 2010. The remaining $9.6 million will be paid by November 2012.

Summarized financial information for significant non-consolidated equity method investments, representing 100% of the respective amounts included in the companies’ financial statements, is as follow:

Aggregated income statement data

For Fiscal year	2009	2010

Net operating revenue	$622.5	$318.4
Gross profit	113.4	58.7
Operating income	83.4	15.7
Net income	$34.4	$329.8

Balance sheet data

As of December 31	2009	2010

Current assets	$482.3	$421.2
Non-current assets	790.7	885.1
Current liabilities	719.7	498.3
Non-current liabilities	$215.8	$2.0

12.	LONG-TERM INVESTMENTS

Long-term investments consist of $47.5 million equity investments accounted for by the cost method, and $6.1 million investment classified as available-for-sale.

The Cost method equity investments are as follows:

	At December 31,
	2009		2010
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)

Xi’an Longi(1)	$7.3	4.7	$7.3	4.4
Nitol(2)	40.0	11.5	40.0	11.5
Huadian Dongtai Suntech(3)	0.2	10.0	0.2	10.0

Total	$47.5		$47.5

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	In May 2008, the Company acquired a 5% equity interest in Xi’an Longi Silicon Material Limited (“Xi’an Longi”) for total cash consideration of $7.3 million. This equity interest was slightly diluted to 4.7% and 4.4% as of December 31, 2009 and 2010, respectively.

(2)	In 2008, the Company acquired a 14.0% equity interest in Nitol Solar Limited (“Nitol”) for total cash consideration of $100 million. The investment was evaluated for impairment because of an adverse change in the market condition of companies in the PV solar industry as of December 31, 2008. Factors which the Company considered in determining that the investment was other-than-temporarily impaired, included a significant deterioration in Nitol’s earnings performance since the investment was made, significant adverse changes in the global economy and solar market conditions, Nitol’s activities in seeking significant additional financing to finance working capital needs, and the values at which subsequent equity transactions at Nitol were made. In addition, the Company performed valuations of the investment in Nitol using both the income approach and market approach, which supported an other-than-temporary impairment. As a result of that evaluation, the Company recorded an impairment charge of $60.0 million as of December 31, 2008. Based on the Company’s evaluation of the near-term prospects of the investee, the Company believes that no additional impairment is needed as of December 31, 2009 and 2010. The ownership has been diluted into 11.5% as of December 31, 2009 and 2010 after the debt restructuring of the investee in May 2009.

(3)	In November 2009, the Company acquired a 10% equity interest in “Huadian Dongtai Suntech Power Co., Ltd “(“Huadian Dongtai Suntech”) for total cash consideration of $0.2 million.

During March 2008, the Company acquired an 11.7% equity interest in Hoku Science Inc. (“Hoku”), a NASDAQ listed company, for total cash consideration of $20.0 million. The Company does not have any voting interest in the investee, and accounted for this investment as available-for-sale. For the year ended December 31, 2008, an unrealized loss of $13.8 million was recorded in other expenses as other-than-temporary impairment based on the Company’s evaluation. Factors which were considered in determining that the investment was other-than-temporarily impaired included the inability of the Company to continue to assert that it would hold the investment until recovery given the significant market changes in polysilicon supply and demand, the decline in the stock price of Hoku Scientific, the lengthy time period for which Hoku’s stock price has been below the Company’s investment cost, and the lack of strong evidence to refute the severity and duration of the decline. In December 2009, Tianwei New Energy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting the Company’s equity interest of Hoku to approximately 4.19%. The $6.3 million and $6.1 million balance represents the fair value of the investment as of December 31, 2009 and 2010, respectively, and $0.1 million unrealized gain and $0.2 million unrealized loss was recognized in other comprehensive income during the years ended December 31, 2009 and 2010, respectively. No further impairment is deemed necessary for this investment based on the Company’s evaluation as of December 31, 2010.

13.	LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2009	2010

Warrants granted to supplier B	$102.9	$95.3
Long-term prepayments to suppliers	84.5	117.8
Others	0.7	0.7

Total	$188.1	$213.8

On July 25, 2006, the Company entered into a 10-year supply agreement with supplier B, under which the Company has a “take or pay” obligation to purchase the minimum annual quantities over a 10-year period, starting from January 1, 2007, at a fixed price. The Company granted to the supplier a warrant to purchase 7,359,636

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ordinary shares of the Company. The exercise price was set at $27.97 per warrant share. This warrant vested on the grant date and is exercisable in five separate 20% annual increments, with the first 20% annual increment being on January 1, 2008.

The fair market value of warrants of $117.8 million was determined on the grant date through the Black-Scholes option pricing model using the following assumptions.

At July 25,
2006

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%

The fair value of the warrant was initially recorded as a long-term prepayment with a corresponding increase in equity, and is being amortized over the life of the supply contract, which is 10 years, based on the actual delivery volume over the total contracted delivery volume, starting January 2007. The Company recognized the amortization of warrant costs of $4.8 million, $7.5 million and $7.6 million for the years ended December 31, 2008, 2009 and 2010, respectively, which is included in cost of revenues. The unamortized outstanding balance was $95.3 million as of December 31, 2010.

14.	LONG-TERM LOANS TO A SUPPLIER

As part of the agreement specified in Note 13 “Long-term Prepayments”, an aggregate amount of $625 million in loans was committed to Supplier B with a drawdown period of eleven years starting from 2007, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity, and is required to repay 97% of the prior years’ loan principal over the follow two years, 50% in each year. Aggregately, the loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). The 3% difference between the loan payment and loan payback is being amortized to cost of revenues over the contract term. The loan payment and loan payback amounts for each year are fixed according to a schedule agreed to by both parties, and are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Contract Year	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Loan payment	$87.5	$25.0	$37.5	$50.0	$75.0	$75.0	$75.0	$125.0	$75.0	$0	$0	$625.0
Loan payback	$0	$42.4	$54.6	$30.3	$42.4	$60.6	$72.8	$72.8	$97.0	$97.0	$36.4	$606.3

If the Company fails to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, the supplier may retain a portion of the loan up to the purchase shortfall. During the year ended December 31, 2009, the Company received a repayment of $54.6 million from Supplier B and loaned Supplier B of $37.5 million. No repayment and receipt occurred in 2010 as the Company is under negotiation with this supplier to amend the this agreement. The outstanding principal amount of the loan due from this supplier was $53.0 million as of December 31, 2010. Imputed interest was computed using a weighted average interest rate of 2.2% for comparable long-term supplier borrowings. A total of $8.4 million has been accrued and charged as imputed interest income for the interest free loan as of December 31, 2010 and amortized imputed interest income recorded as cost of revenue amounts to $2.0 million, $2.4 million and $2.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	CONVERTIBLE NOTES

	At December 31,
	2009	2010

2012 Convertible Notes
—Principal amount	$225.0	$3.8
—Unamortized debt discount	(1.5)	—
2013 Convertible Notes
—Principal amount	575.0	575.0
—Unamortized debt discount	(107.2)	(76.9)
IFC Convertible Loan
—Principal amount	50.0	50.0
—Unamortized debt discount	(0.9)	(0.8)
Others
—Principal amount	0.5	0.5
—Unamortized debt discount	—	—

Total	$740.9	$551.6

Description of the 2012 Convertible Notes

In February 2007, the Company issued, in a private placement, $425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“2012 Notes”). Each $1,000 principal amount of the 2012 Notes is initially convertible into 20.5074 American Depository Shares (“ADS”), par value $0.01 per share, at a conversion price of $48.76, subject to adjustment. The 2012 Notes are convertible, at the option of the holder, prior to February 15, 2010, upon occurrence of specified events, including, but not limited to, a change in control or, if after any calendar quarter ending after March 31, 2008, (1) the closing sales price of the Company’s ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the 2012 Notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the 2012 Notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) if the average trading price per $1,000 principal amount of the notes during the note measurement period was equal to or less than 97% of their average conversion value during the note measurement period; (3) the 2012 Notes will be convertible upon the occurrence of specified corporate transactions as defined in the agreement; (4) the 2012 Notes will be convertible if the Company has called the notes for redemption; and (5) the notes will be convertible from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2012 Notes, solely to cover over-allotments.

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

The Company calculated the value of the liability component of its 2012 Notes and the 2013 Notes described below at initial recognition using the discount rate adjustment present value technique, which is a form of the

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income approach. This amount is then deducted from the initial proceeds to arrive at the value of the equity component. The discount rates used in this income approach are the interest rates of similar liabilities that do not have an associated equity component. The Company estimated the interest rates for the 2012 Notes using a benchmark of a basket of comparable companies with publicly traded debt or an index of companies with a similar credit rating. For the 2013 Notes, in addition to the interest rates of comparable companies, the Company also referred to its own 2012 Notes. The estimated interest rates for the 2012 Notes and the 2013 Notes were 8.28% per annum and 9.88% per annum, respectively.

The equity component for the 2012 Notes amounted to $92.0 million. The discount on the liability component is amortized through interest expense from February 2007 to the first put date, or January 2010, using the effective interest method. Amortization of the discount on the liability component amounted to $34.6 million, $20.0 million and $1.5 million for the year ended December 31, 2008, 2009 and 2010, respectively.

In December 2008, the Company repurchased $93.8 million aggregate principal amount of 2012 Notes for total cash consideration of $61.0 million. Deferred offering expenses of $8.4 million were written off along with the repurchase of 2012 Senior Notes. The Company recorded a $23.8 million gain in other income.

In 2009, the Company repurchased $181.2 million aggregate principal amount of 2012 Notes for total cash consideration of $159.6 million. Deferred offering expenses of $12.2 million were written off along with the repurchase transaction. The Company recorded a $9.5 million gain was recorded in other income.

In 2010, the Company repurchased $221.2 million aggregate principal amount of 2012 Notes for total cash consideration of $221.2 million. The remaining deferred offering expenses of $1.5 million were written off along with the repurchase transaction. As of December 31, 2010 there is $3.8 million outstanding principal amount of 2012 Notes.

Description of the 2013 Convertible Notes

In March 2008, the Company issued, in another private placement, $500 million aggregate principal amount of Convertible Senior Notes due March 15, 2013, with an interest rate of 3.0% (“2013 Notes”). Each $1,000 principal amount of the 2013 Notes will initially be convertible into 24.3153 American Depository Shares, or ADSs, par value $.01 per share, at a conversion price of $41.13 per ADS only under the following circumstances: (1) if the closing price of the Company’s ADSs reaches specified thresholds, (2) if the trading price of the notes falls below specified thresholds, (3) if specified corporate transactions occur or (4) during specified periods, except that in lieu of delivering the Company’s ADSs upon conversion, the Company may elect to deliver cash or a combination of cash and the Company’s ADSs. On the issuance date, March 12, 2008, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2013 Notes, solely to cover over-allotments.

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

The equity component for the 2013 Notes amounted to $140.7 million and is being amortized through interest expense from March 2008 to the maturity date, or February 2013, using the effective interest method. Amortization of the discount on the liability component amounted to $20.9 million, $27.5 million and $30.3 million during the years ended December 31, 2008, 2009 and 2010, respectively.

Description of the IFC Convertible Notes

In June 2009, the Company entered into a $50 million convertible loan arrangement with International Financial Corporation (“IFC”), a member of the World Bank Group, to support the Company’s transition to the high

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

efficiency Pluto technology and debt refinancing requirements. The convertible loan has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the loan will be repayable in full seven years after the date of drawdown (“Maturity Date”), which was July 2009. The conversion price of the loan is $18.00 per ADS (“Conversion Rate”),. IFC may at its option convert the Loan in whole or in part, at any time prior to the Maturity Date, into ADSs at the Conversion Rate.

16.	BANK BORROWINGS

	At December 31,
	2009	2010

Bank borrowings	$938.4	$1,564.1

Analysis as:
Short-term	797.2	1,339.1
Long-term, current portion	3.2	61.7

Subtotal	800.4	1,400.8
Long-term portion	138.0	163.3

Total	$938.4	$1,564.1

As of December 31, 2010, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of $3.8 million due 2012 and the 3.00% Convertible Senior Notes of $575.0 million due 2013.

Maturity	Amount

2011	$1,404.6
2012	72.5
2013	44.3
2014	620.0
2015	—
After 2015	1.5

Total	$2,142.9

The Company’s bank borrowings bore an annual average interest rate of 4.27% and 4.88% for short-term borrowings and 3.95% and 4.58% for long-term borrowings in 2009 and 2010, respectively. These loans were borrowed from various financial institutions. A total amount of $213.9 million of these loans are restricted to purchase fixed assets as of December 31, 2010. Some borrowings contain financial covenants, such as maintaining a certain level of current ratio, quick ratio and liability to asset ratio , and all of the covenants were met as of December 31, 2010. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature. A summary of the Company’s material borrowing arrangements is as follows:

In December 2009, the Company entered into a credit facility with Bank of China, which is restricted to the purchase of fixed assets. The maximum borrowing amount of the facility is $45.5 million (RMB 300 million), of which $3.8 million (RMB 25 million) was drawn down in December 2009 bearing an interest rate of 5.4% per annum, and another $8.3 million (RMB 55 million) was drawn down in March 2010 bearing an interest rate of 4.86% per annum. The total amount available for future draw down under the facility was $33.4 million as of December 31, 2010.

In February 2009, the Company entered into a two year long-term loan facility agreement in the aggregate principal amount of $11.7 million (RMB80 million) with China Construction Bank. The borrowing does not require

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

any collateral or guarantee. All of the facility was drawn down and bore interest at 4.50% per annum as of December 31, 2009. The facility was repaid in 2010.

In April 2009, the Company entered into a five year syndicated loan facility agreement led by China Development Bank and Bank of China. Such facility is restricted to the purchase of fixed assets, has a maximum borrowing amount of $198.5 million, bears interest at 6-month LIBOR plus 3.5% per annum and contains certain financial covenants. The Company was in compliance with all covenants as of December 31, 2010. The facility is secured by the Company’s existing fixed assets. The Company drew down $118.5 million of this facility in 2009, of which $1.5M has been paid as of December 31, 2010.

In May 2010, the Company entered into a three year credit loan facility agreement with Bank of China. Such facility is restricted to the purchase of fixed assets, and has a maximum borrowing amount of $54.3 million (RMB 358 million) and bears interest of 4.86% per annum. The Company drew down $42.9 million (RMB 283 million) 2010.

In October 2010, the Company entered into a three-year long term loan facility agreement with Bank of Shanghai. Such facility is restricted to the purchase of fixed assets and has a maximum borrowing amount of $60.7 million (RMB 400 million). None of the credit facility had been drawn down as of December 31, 2010.

In December 2010, the Company entered into a one year loan facility agreement with China Development Bank. Such facility is for utilization in daily operations, has a maximum borrowing amount of $220 million (RMB 1,450 million), bears interest at the 3-month LIBOR plus 2.6% per annum and contains certain financial covenants. The Company was in compliance with all covenants as of December 31, 2010. The Company has drawn down $205 million of the loan by December 31, 2010.

In December 2010, the Company entered into another five year long-term loan facility agreement with China Development Bank. Such facility is restricted to the purchase of fixed assets, has a maximum borrowing amount of $60 million (RMB 395 million), bears interest at the 6 month LIBOR plus 3.3% per annum and contains certain financial covenants. The Company was in compliance all covenants as of December 31, 2010. The Company had drawn down $20 million of the loan by December 31, 2010.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	OTHER FINANCIAL ASSETS/LIABILITIES

The following the outstanding notional balances and the estimated fair value of the Company’s foreign-currency forward exchange contracts as of December 31, 2009 and 2010:

	As of December 31,
	2009		2010
	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value

Foreign exchange forward contracts:
Deliverable contracts:
Under cash flow hedge	$—	$—	$628.2	$(22.4)
Not under cash flow hedge	145.6	(7.8)	1,411.2	(18.3)
Non deliverable contracts	—	—	18.0	(0.1)
Non deliverable options	—	—	120.0	0.1

Total foreign-currency exchange forward contracts	$145.6	$(7.8)	$2,177.4	$(40.7)

Other financial assets are classified as:
Current		$0.3		$15.4
Non-current		—		—

		$0.3		$15.4
Other financial liabilities are classified as:
Current		(8.1)		(56.1)
Non-current		—		—

		(8.1)		(56.1)

Total		$(7.8)		$(40.7)

The Company recorded foreign-currency forward exchange losses not under hedge accounting of $9.3 million, $8.0 million and $49.8 million in other income (expense) net for the years ended December 31, 2008, 2009 and 2010, respectively. The Company qualified for cash flow hedge accounting for a portion of the forward contracts entered into in 2008 and 2010 with a total notional amount of $183.8 million and $628.2 million, respectively. A total amount of $4.8 million unrealized loss associated with those forward contracts entered into in 2008 recorded in other comprehensive income as of December 31, 2008 was settled in 2009 and then recognized in other income (expense) net. No forward contracts outstanding as of December 31, 2009 qualified for hedge accounting. A total amount of $19.0 million unrealized loss associated with forward contracts entered into in 2010 was recorded in other comprehensive income as of December 31, 2010 and will be settled and recognized into other income (expense) net in 2011.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	ACCRUED WARRANTY COSTS

The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of the Company’s accrued warranty costs is summarized below:

	At December 31,
	2009	2010

Beginning balance	$41.4	$55.2
Warranty provision	16.8	28.8
Warranty costs incurred	(3.0)	(3.0)

Ending balance	$55.2	$81.0

Additionally, a few of the customers have requested post-sales obligations. These obligations have primarily consisted of (i) guaranteeing minimum system output for a certain period of time, normally less than two years, which require the Company to compensate the customer for losses if the system output is lower than the minimum requirement; and (ii) providing certain post-sales system quality warranty for a certain period of time, normally less than 2 years. The Company evaluates the potential warranty expense and records a warranty accrual at the time when the revenue is recognized as 1% of the revenue and believes its warranty accrual is sufficient.

19.	CAPITAL LEASE OBLIGATIONS

The Company conducts a major part of its operations under leased machinery and equipment in Japan, and part of its operations under leased plants in China. The Company has entered into leases for building, machinery and equipment with payment terms varying from three to 12 years. All of the leases of building, machinery and equipment are classified as capital leases and expire over the next 12 years. The following is an analysis of the leased property under capital lease by major classes:

December 31,
2010

Building	$43.7
Machinery and equipment	105.6
Furniture, fixtures and equipment	2.6

Total	151.9
Less: Accumulated depreciation	(52.6)

Total	$99.3

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2010:

At December 31,
2010

2011	$31.8
2012	44.3
2013	45.2
2014	14.0
2015	6.4
Later years	28.6

Total minimum lease payments	170.3
Less: Amount representing interest	(31.2)

Present value of net minimum lease payments	$139.1

Analysis as:
Current	31.8
Non-current	138.5

$170.3

The above capital lease obligations are included in other current liabilities and other long-term liabilities in the balance sheet.

20.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a)	China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on a certain percentage of the employees’ salaries. The total contribution for such employee benefits was $5.2 million, $6.5 million and $22.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. The Company has no further obligations subsequent to payment of these amounts to the PRC government.

(b)	Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an appropriation of 10% of after tax profit (in accordance with relevant PRC Company Law and regulations and the Articles of Association of the Company’s PRC subsidiaries); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as cash dividends. The appropriation made by the Company’s PRC subsidiaries in 2008, 2009 and 2010 was $1.8 million, $30.7 million and $0.5 million, respectively.

21.	EMPLOYEE BENEFIT PLANS

As described in note 20 (a), employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes.

The Company has an unfunded noncontributory defined benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company uses a December 31 measurement date for this plan. The unfunded retirement benefit pension plan covers substantially all of its employees of Suntech Japan and certain subsidiaries.

This noncontributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on non-contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries. There are no plan assets in this plan. The amount of net periodic EPF costs and accrued pension cost at December 31, 2009 and 2010 were immaterial.

22.	SHARE OPTIONS AND RESTRICTED SHARES

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provide grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2010, options to purchase up to 18.5 million ordinary shares are authorized under the Option Plan. Share options are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of five years. Generally, share option grants to employees vest over three years from date of grant while certain options granted vest immediately. Restricted shares are granted to employees at exercise prices equal to zero and generally vest over 1 to 5 years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2010, options to purchase 16.2 million ordinary shares were granted, 0.8 million of those options and restricted shares were exercised and 0.1 million of those options and restricted shares were forfeited during the year ended December 31, 2010. In 2009, 5.0 million shares were authorized and available for further grants of share-based awards, and no such shares were authorized during year 2010.

Share-based compensation cost was approximately $11.4 million, $6.6 million and $14.9 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Options to Employees and Non-employees

On April 19, 2010, the Company extended the expiry period of 3.9 million share options from 5 years to 10 years. As of December 31, 2010, all these options that affected were fully vested. This modification caused a total $1.5 million incremental compensation cost for the year ended December 31, 2010.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the option activity and information regarding options outstanding as of December 31, 2010 is as follows:

			Weighted Average	Aggregate
	Number of	Weighted Average	Remaining	Intrinsic
	Options	Exercise Price	Contract Life	Value
	(In millions, except price and contract life data)

Options outstanding on January 1, 2010	4.0	8.886
Forfeited	—
Exercised	(0.1)	6.340

Options outstanding on December 31, 2010	3.9	8.967	4.8 years	3.8

Options vested at December 31, 2010	3.9	8.967	4.8 years	3.8

Options exercisable at December 31, 2010	3.9	8.967	4.8 years	3.8

No options were granted to employees during the years ended December 31, 2009 and 2010, respectively.

The total fair value of options vested for the years ended December 31, 2008, 2009 and 2010 was $17.6 million, $1.3 million and nil, respectively.

As of December 31, 2010, all outstanding options were vested therefore, the share-based compensation expense had all been recognized, and there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Option Plan.

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

Restricted Shares to Employees

The Company granted 1.4 million, 1.6 million and 1.6 million restricted shares during the years ended December 31, 2008, 2009 and 2010, respectively, with an aggregate grant-date fair value of approximately $15.5 million, $21.8 million and $13.2 million, respectively. During the years ended December 31, 2008, 2009 and 2010, 99,900, 142,605 and 707,051 shares of restricted stock were vested with a total grant date fair value of $3.6 million, $3.8 million and $10.7 million, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company recorded the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. Until vested, the Restricted Shares are not transferable and may not be sold, pledged or otherwise transferred.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activity of unvested restricted stock shares (“Share-Based Awards”) during the year ended December 31, 2010:

	Number of	Weighted Average
	Restricted Shares	Fair Value at Grant Date
	(In millions, except price data)

Unvested at January 1, 2010	2.9	$15.26
Granted	1.6	8.27
Vested	(0.7)	15.18
Forfeited	(0.1)	13.73

Unvested at December 31, 2010	3.7	$12.30

As of December 31, 2010, there was $24.1 million of total unrecognized compensation cost related to unvested restricted shares to be recognized over a weighted-average period of 3.95 years.

23.	OTHER (EXPENSE) INCOME

	Year Ended December 31,
	2008	2009	2010

Government grants	$2.2	$0.7	$1.2
Loss on financial derivatives	(9.3)	(8.0)	(49.8)
Investment income (loss)	(5.5)	—	—
Convertible notes repurchase gain	23.8	9.5	—
Foreign currency exchange gain (loss), net	(14.4)	8.6	(46.7)
Investment impairment losses	(73.8)	—	—
Other	0.3	0.4	0.9

	$(76.7)	$11.2	$(94.4)

24.	TAX EXPENSE

The tax (expense) benefit comprises:

	Year Ended December 31,
	2008	2009	2010

Current Tax	$(21.8)	$(8.5)	$64.2
Deferred Tax	20.2	6.0	(40.4)

	$(1.6)	$(2.5)	$(23.8)

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Power Solar BVI and Bright Path are tax exempted companies incorporated in the BVI.

Suntech Japan is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, result in a normal effective statutory tax rate of approximately 41%.

Suntech Swiss is located in Switzerland and is subject to a federal corporate income tax rate of approximately 6%.

Suntech America is subject to US federal corporate income tax rate of 35% and California’s income tax rate of approximately 9%.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Kuttler is incorporated in Germany and is subject to a 30% corporate tax rate.

Wuxi Suntech is governed by the Foreign Income Tax Law of PRC (“Foreign Income Tax Laws”). The standard statutory income tax rate in the PRC changed to 25% from 33% on January 1, 2008. Although the “2-year exemption and 3-year 50% tax deduction” tax preference expired at the end of 2007, Wuxi Suntech received preferential tax treatment as a “High and New Technology Enterprise” (“HNTE”), effective from September 24, 2008, from the relevant tax authorities on December 1, 2008. It is entitled to a preferential tax rate of 15% for three years ended September 24, 2011. Whether Wuxi Suntech can be qualified for HNTE afterwards is uncertain, therefore, the Company calculated the deferred tax to be realized in and after 2011 using the tax rate of 25%. If Wuxi Suntech can renew the title of HNTE on September 24, 2011 and afterwards, the deferred tax asset will decrease by $14.0 million.

Luoyang Suntech is located in Luoyang’s High and New Technology Zone and is subject to a 25% statutory income tax rate. As a manufacturing oriented Foreign Invested Enterprise (“FIE”), it is exempt from income taxes for its first two profitable years of operation after taking into account any tax losses carried forward from prior years (from 2008 to 2009), and a 50% tax deduction for the succeeding three years thereafter (from 2010 to 2011). Luoyang Suntech received preferential tax treatment as a HNTE from the relevant tax authorities on December 30, 2009.

Shenzhen Suntech is located in the Shenzhen Special Zone and as was established before the promulgation date of the new EIT Law and were entitled to a preferential lower tax rate of 15%. Shenzhen Suntech was provided a five-year transition period starting from the effective date of the new Enterprise Income Tax Law (“EIT Law”). 2009 was the first transition year and the uniform tax rates in 2009, 2010, 2011 and 2012 were 18%, 20%, 22% and 24% respectively.

SEE is incorporated in China and subject to an income tax rate of 25%.

Kuttler Automation Systems (Suzhou) Co., Ltd is in China and has been approved to be qualified as a “High and New Technology Enterprise” (“HNTE”) in April 2010. As a result, it is entitled to a preferential enterprise income tax rate of 15%.

Uncertain tax positions

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2010, the Company, excluding the US subsidiaries, is subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial in 2009.

The U.S. subsidiary’s federal income tax returns for 2008, 2009 and 2010 and Maryland state income tax returns for 2008 through 2010 are open tax years, subject to examination by the relevant tax authorities.

The Company recognized additional liabilities related to unrecognized tax benefits totaling $2.0 million during year 2010 as a result of its income generated through module sales made through Suntech Swiss to European countries. The liabilities were classified as long term taxes payable in the accompanying consolidated balance

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sheets. A reconciliation of the Company’s unrecognized tax benefit from January 1, 2010 to December 31, 2010 is provided in the following table.

	2008	2009	2010

Beginning of year	$0.8	$1.0	$1.0
Addition	—	—	2.0
Translation	0.2	0	0.1

Ending of year	$1.0	$1.0	$3.1

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2009		2010
	Assets	Liabilities	Assets	Liabilities

Net loss carried forward	$25.9	$—	$28.7	$—
Accrued warranty costs	12.9	—	17.0	—
Depreciation of property, plant and equipment	6.8	—	4.3	(1.0)
Provision for inventories and purchase commitments	4.4	—	3.9	—
Provision for pension	1.5	—	1.3	—
Provision for doubtful accounts	1.1	—	—	—
Government grant	1.1	—	2.2	—
Pre-operating expense	1.3	—	0.1	—
Sales commission fee	1.0	—	1.1	—
Accrued other expenses	2.9	—	5.1	—
Intangible assets	0.1	(55.0)	—	(55.7)
Accrual Payroll	—	—	5.9	—
Unrealized fair value adjustments	1.4	—	6.1	—
Unrealized investment gain	—	—	—	(4.7)
Impairment of long-lived assets	—	—	14.1	—
Others	0.3	—	2.4	—

	60.7	(55.0)	92.2	(61.4)
Valuation allowance	(28.0)	—	(23. 8)	—

	$32.7	$(55.0)	$68.4	$(61.4)

Deferred tax assets/(liabilities) are analyzed as:
Current	$10.8	$—	$29.3	$(6.7)
Non-current	21.9	(55.0)	39.1	(54.7)

Total	$32.7	$(55.0)	$68.4	$(61.4)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2009, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company certified that the undistributed earnings of the Group’s PRC subsidiaries of $304.3 million as of December 31, 2010 is permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

The effective income tax rate differs from the PRC enterprise income rate of 25% for the reason set forth as follows:

	Year Ended December 31,
	2008	2009	2010

PRC Enterprise Income tax	25%	25%	25%
Effect of different tax rate of subsidiaries	21%	(11)%	(46)%
Losses with no tax benefit	47%	19%	96%
Other expenses not deductible for tax purpose	47%	5%	18%
Other income not taxable	(4)%	(2)%	(2)%
Tax exemption and tax relief granted to the Company	(130)%	(34)%	(39)%
Deferred tax effect due to tax rate change	(1)%	1%	(9)%

Valuation allowance	—	—	(7)%

Effective income tax rate(1)(2)	5%	3%	36%

(1)	The denominator used to calculate the effective tax rate for year 2010 is the total of (a) Earnings before income taxes, noncontrolling interest and equity in net earnings (loss) of affiliates of $10.9 million and (b) a taxable equity gain of $56.1 million included in total equity in net earnings (loss) of affiliates of $250.8 million in the consolidated income statement.

(2)	The increase of effective income tax rate for the year ended December 31, 2010 is primarily due to a significant increase of taxable income of Wuxi Suntech as a result of the nondeductability of certain sales concession.

The aggregate amount and per share effect of tax holidays are as follows:

	Year Ended December 31,
	2008	2009	2010

The aggregate dollar effect (in millions)	$41.5	$31.9	$27.2

Per share effect — basic	$0.27	$0.19	$0.15

Per share effect — diluted	$0.24	$0.19	$0.15

25.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to the significant impact of the transactions between the Company and Investee Companies of GSF on the financial statements, the Company has separately disclosed the transaction amount and balance with them in the

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

face of consolidated financial statement and Note 6, “Account receivable and other receivable”. Other than this, the Company has the following related party transactions.

The balances due from related parties include prepayments for material procurement from Shunda, Glory, Xi’an Longi, Hoku, Asia Silicon, Nitol and Wuxi Sun-shine, module sales receivable from Ningxia Zhongjieneng, Huadian Ningdong and Jiangsu Dongtai, and other receivables from Wuxi Wontech, Infigen Suntech Australia and Suntech Macao. The balances are as follows:

	At December 31
	Current		Non-current
	2009	2010	2009	2010

Amounts due from related parties
Shunda	$50.6	$7.8	$4.1	$—
Glory	77.4	—	122.9	—
Xi’an Longi	12.4	1.9	3.5	15.5
Nitol	1.1	1.0	9.2	9.2
Hoku	—	—	2.1	2.0
Asia Silicon(2)	26.1	15.0	51.8	67.4
Ningxia Zhongjieneng	15.1	1.1	—	—
Huadain Ningdong	2.8	—	—	—
Wuxi Sun-shine	—	24.2	—	—
Jiangsu Dongtai	—	3.6	—	—
Suntech Macao	—	0.1	—	—
Wuxi Wontech	—	0.1	—	—
Infigen Suntech Australia	—	0.3	—	—

	$185.5	$55.1	$193.6	$94.1

Balances due to related parties include payables to Shunda, Asia Silicon, Xi’an Longi and Wuxi Sun-shine for purchases of materials, advance from Huadian Ningdong, other payable to Gemini Solar, and advances from senior management. The advances from senior management are unsecured, interest free and have no fixed repayment terms. The balances due are as follows:

	At December 31
	2009	2010

Amount due to related parties
Shunda	$6.5	$2.1
Senior management	0.7	0.5
Xi’an Longi	6.7	4.1
Gemini Solar(3)	0.1	N/A
Asia Silicon(2)	—	77.7
Huadian Ningdong	—	2.8
Wuxi Sun-shine	N/A	6.7

	$14.0	$93.9

Related Party Transactions

Other than the transactions with Investee Companies of GSF, as mentioned above, the Company has the following related party transactions

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Transaction	Year Ended December 31,
Name of Related Party	Nature	2008	2009	2010

GCL Silicon(1)	Purchases	31.0	N/A	N/A
Shunda	Purchases	16.9	118.3	167.6
	Sales	3.6	6.9	—
Glory	Purchases	63.7	101.0	72.1
	Sales	—	11.3	8.9
Longi	Purchases	24.4	75.6	243.9
	Sales	—	10.8	4.6
Hoku	Sales	4.1	—	—
Nitol	Purchases	—	0.2	0.8
Guoxin Huai’an	Sales	N/A	2.1	3.1
Ningxia Diantou	Sales	N/A	7.1	1.2
Ningxia Zhongjieneng	Sales	N/A	20.2	14.6
Ningxia Huadian	Sales	N/A	5.9	17.1
Jiangsu Huadian	Sales	N/A	N/A	23.4
Asia Silicon(2)	Purchases	—	—	76.9
Wuxi Sun-shine	Sales	N/A	N/A	6.7
	Purchases	N/A	N/A	5.9

Total	Purchases	$136.0	$295.1	$567.2

	Sales	$7.7	$64.3	$79.6

(1)	GCL Silicon was no longer a related party to the Company as of December 31, 2008.

(2)	Asia Silicon was still deemed as a related party to the Company as of December 31, 2010 as Dr. Shi is a director of Asia Silicon.

(3)	Gemini Solar was no longer a related party to the Company as of December 31 2010, since the disposal of the investment in Gemini in 2010. See Note 11, “Investments in Affiliates”, for further detail.

26.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Company has operating lease agreements for its office properties. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Lease expense was $2.5 million, $3.5 million and $4.3 million for the years ended December 31, 2008, 2009 and 2010, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2010 are as follows:

Twelve Months Ending December 31:

2011	$0.8
2012	0.8
2013	0.6
2014	0.6
2015 and forward	0.2

Total	$3.0

b)	Commitments

As of December 31, 2010, commitments outstanding for the purchase of property, plant and equipment approximated $256.3 million, majority of which will be fulfilled in 2011. The Company entered into several short-term purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2010, future minimum purchases remaining under these agreements approximated $900.2 million.

c)	Long-term obligation

In order to secure adequate and timely supply of polysilicon and silicon wafers during the recent periods of shortages of polysilicon and silicon wafer supplies, the Company entered into a number of multi-year supply agreements from 2006 through 2010.

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

Twelve Months Ending December 31:

2011	$775
2012	1,107
2013	1,152
2014	1,262
2015	1,445
Thereafter	2,326

Total	$8,067

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Besides the “take or pay” arrangements, future minimum obligations under other long-term supply agreements, for which prices are generally negotiated annually, are as follows (based on market prices as of December 31, 2010):

Twelve Months Ending December 31:

2010	$1,140
2011	1,375
2012	1,368
2013	903
2014	780
Thereafter	1,935

Total	$7,501

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

The Company is the defendant in litigation involving a competitor claiming approximately EUR16.4 million equivalent of $21.3 million from alleged breach through 2008 of a solar cell supply contract. The Company has filed formal defense in December 2010 and the first hearing is scheduled for the end of May 2011. Since there is not sufficient information available to the Company to determine the likelyhood of loss, the Company did not accrue the contingent liability as of December 31, 2010.

d)	Guarantee to GSF investee companies

In May 2010, a third party financial institution granted a debt facility of approximately EUR 554.2 million to the GSF investee companies for which the Company provided a guarantee. GSF Capital Pte Ltd., the parent of the general partner of GSF and an unrelated party, offered to pledge a total amount of EUR 560.0 million in German Government Bonds as security for the Company’s obligations under the guarantee.

The German Government Bonds that are pledged are registered in the name of, and held by, GSF Capital Pte Ltd. The Company has entered into a pledge agreement with GSF Capital Pte Ltd. with respect to the German Government Bonds pursuant to which the Company has the right (among other things), in the event any amounts owed under the project financing facility guaranteed by the Company are not paid by the GSF investee company, to exercise the power to sell or otherwise dispose of the German Government Bonds without further notice to GSF Capital Pte Ltd., and apply the proceeds thereof towards the satisfaction of the secured liabilities. The fair value of the debt guarantee was approximately EUR 2 million as of the effective date of this guarantee. This debt guarantee is recorded as part of the investment in Global Solar Fund, see “Note 11, Investments In Affiliates”, and will be amortized into equity in net earnings (losses) of affiliates through the term of the guarantee. The carrying amount of the guarantee was $1.8 million as of December 31, 2010.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2008	2009	2010

Europe:
— Germany	$570.9	$701.8	$818.5
— Spain	718.7	61.1	86.5
— Italy	117.1	200.1	473.9
— France	—	108.4	223.0
— Others	86.5	182.1	315.8

Europe Total	1,493.2	1,253.5	1,917.7
China	134.9	75.7	154.0
South Africa	1.9	1.7	8.4
USA	142.7	160.4	443.3
Japan	6.7	81.6	134.2
Others	144.1	120.4	244.3

Total net revenues	$1,923.5	$1,693.3	$2,901.9

The following table summarizes the Company’s allocable long-lived assets, including property plant and equipment, certain intangible assets, long-term investments, long-term prepayment, long-term loan to suppliers, long-term deferred expenses, long-term amount due from related parties and other non-current assets, by geographic locations:

	As of December 31,
	2009	2010

China	$911.3	$1,530.4
Japan	$120.2	$133.7
Europe	$94.5	$105.0

28.	MAJOR CUSTOMERS

No customer accounted for more than 10% of total revenue in the years ended December 31, 2008, 2009 and 2010.

The customer holding the largest accounts receivable represents 13%, 16% and 5% of the total accounts receivable at December 31, 2008, 2009 and 2010, respectively. The customer holding the second largest accounts receivable balance represents 8%, 12% and 4% of the accounts receivable balance at December 31, 2008, 2009 and 2010, respectively.

29.	RESTRICTED ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their related earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advance, which restricted portion amounted to $791.3 million as of December 31, 2010. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 20.

30.  SUBSEQUENT EVENTS

In March 2011, the Company terminated its sales and leaseback arrangement related to its thin-film production line in Shanghai by paying the outstanding future lease payments of $29.8 million.

Additional Information — Financial Statement Schedule I

SUNTECH POWER HOLDINGS CO., LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,
	2009	2010
	(In millions, except per share data.)

ASSETS
Current assets:
Cash and cash equivalents	$130.1	$14.8
Restricted cash	—	27.9
Short-term investments	200.8	—
Amounts due from related parties — current	1,219.2	1,490.4
Other current assets	0.3	0.3

Total current assets	1,550.4	1,533.4
Investments in affiliates	693.3	1,051.3
Long-term prepayments	102.9	95.3
Long-term loans to suppliers	54.7	53.0
Amounts due from related parties deemed to be financial assets	133.9	—

TOTAL ASSETS	$2,535.2	2,733.0

LIABILITIES AND EQUITY
Current liabilities:
Amounts due to related parties	$187.5	$306.0
Current portion of convertible notes	223.5	—
Other current liabilities	9.2	5.9

Total current liabilities	420.2	311.9
Convertible notes	516.9	551.2
Other non-current liabilities	—	2.2

Total liabilities	937.1	865.3
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 179,240,971 and 180,071,575 shares issued, respectively	1.8	1.8
Additional paid-in capital	1,114.7	1,134.8
Retained earnings	416.7	653.6
Other Comprehensive reserve	64.9	77.5

Total equity	1,598.1	1,867.7
Non-controlling interest	—	—
Total Equity	1,598.1	1,867.7

TOTAL LIABILITIES AND EQUITY	$2,535.2	2,733.0

FINANCIAL INFORMATION OF PARENT COMPANY

INCOME STATEMENT

	Years Ended December 31,
	2008	2009	2010
	(In millions, except per share data.)

Cost of revenues	$9.0	$9.9	$10.5
Selling expenses	0.5	—	—
General and administrative expenses	5.8	(0.5)	(0.5)
Research and development expenses	0.2	0.8	0.2

Total operating expenses	6.5	0.3	(0.3)

Loss from operations	(15.5)	(10.2)	(10.2)
Interest expense	(70.5)	(66.6)	(51.9)
Interest income	15.6	4.7	2.0
Other (expense) income, net	20.2	11.9	(7.5)

Loss before income taxes, and equity in earnings of affiliates	(50.2)	(60.2)	(67.6)
Tax expense, net	—	—	—
Equity in earnings of affiliates, net of taxes	82.6	145.8	304.5

Net income (loss) attributable to holders of ordinary shares	$32.4	$85.6	$236.9

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Ordinary		Additional		Other
	Shares		Paid-in	Retained	Comprehensive	Total	Comprehensive
	Number	$	Capital	Earnings	Income	Equity	Income
	(In millions, except per share data.)

Balance at December 31, 2007	153.1	$1.53	$622.8	$298.7	$31.6	$954.6
New issuance of ADS	1.3	0.01	51.6	—	—	51.6	$—
Exercise of stock options and restricted shares	1.5	0.02	3.3	—	—	3.4	—
Adjustment for adoption of ASC470-20	—	—	140.7	(55.8)	—	84.9	(55.8)
Share based compensation	—	—	11.4	—	—	11.4
Other change in equity			—	—	31.8	31.8	31.8
Net income	—	—	—	88.2	—	88.2	88.2

Balance at December 31, 2008	155.9	$1.56	$829.8	$331.1	$63.4	$1,225.9	$64.2
New issuance of ADS	23.0	0.23	276.9			277.1	—
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	1.4	—
Share based compensation	—	—	6.6	—	—	6.6
Other change in equity	—	—	—	—	1.5	1.5	1.5
Net income	—	—	—	85.6	—	85.6	85.6

Balance at December 31, 2009	179.2	$1.8	$1,114.7	$416.7	$64.9	$1,598.1	$87.1
Exercise of stock options and restricted shares	0.8	—	0.8	—	—	0.8
Share based compensation	—	—	14.9	—	—	14.9
Other change in equity	—	—	4.4	—	12.6	17.0	12.6
Net income	—	—	—	236.9	—	236.9	236.9

Balance at December 31, 2010	180.0	1.8	1,134.8	653.6	77.5	1,867.7	249.5

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2009	2010
	(In millions)

Operating activities:
Net income	$32.4	$85.6	$236.9
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of debt discount	48.9	47.5	32.0
Gain on convertible notes repurchase	(32.8)	(9.5)	—
Amortization of long-term prepayments	4.9	7.6	7.6
Equity in earnings of affiliates	(82.6)	(145.8)	(304.1)
Gain on short-term investments	—	(0.8)	—
Loss (gain) on financial derivatives, net	(2.5)	(0.8)	(0.1)
Imputed interest income for loan to suppliers and long-term prepayment to suppliers deemed to be financial assets	(8.2)	(1.2)	(1.2)
Amortization of imputed interest income	2.0	3.5	2.8
Changes in operating assets and liabilities:
Amounts due from related parties	(830.7)	(43.5)	(137.3)
Advances to suppliers	—	(0.3)	—
Other current assets	(0.1)	0.1	—
Interest free loans to suppliers	17.4	16.7	0.4
Other payables	8.9	(2.9)	(0.9)
Amounts due to related parties	93.8	25.1	118.5
Other long-term liabilities	—	2.6	—

Net cash used in operating activities	(748.6)	(16.1)	(45.4)

Investing activities:
Purchase (Proceed) of investment securities	51.1	(200.0)	(20.0)
Net proceeds from redemption of financial derivatives	(2.6)	(0.3)	(2.3)
Other net proceeds from investments	—	—	200.8
(Increase) decrease in restricted cash	(20.3)	20.3	(27.9)

Net cash (used in) provided by investing activities	28.2	(180.0)	150.6

Financing activities:
Proceeds from exercise of stock options	3.4	1.4	0.7
Gross proceeds from issuance of ordinary shares	51.6	287.5	—
Offering expense incurred	—	(10.4)	—
Proceeds from issuance of convertible notes	575.0	50.0	—
Payment of convertible notes issuance expenses	(61.0)	(0.9)	—
Payment of convertible notes repurchase	—	(159.6)	(221.2)

Net cash provided by financing activities	569.0	168.0	(220.5)

Net increase (decrease) in cash and cash equivalents	(151.4)	(28.1)	(115.3)
Cash and cash equivalents at the beginning of the year	309.6	158.2	130.1

Cash and cash equivalents at the end of the year	$158.2	$130.1	$14.8

Additional Information — Financial Statement Schedule I

Suntech Power Holding Co., LTD.

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Suntech Power’s consolidated and unconsolidated subsidiaries not available for distribution to Suntech Power as of December 31, 2010 of $791.3 million exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

*          *          *          *          *

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a
‘Société d’Investissement à Capital à Risque’

Financial Statements as of and
For the year ended 31 December 2010

RCS Luxembourg: B 137 053
20, rue de la Poste
L-2346 Luxembourg

1

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Global Solar Fund S.C.A., SICAR
20, Rue de la Poste
L-2346 Luxembourg

We have audited the accompanying financial statements of Global Solar Fund S.C.A., SICAR, which comprise the balance sheet as of 31 December 2010 and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes. These financial statements are the responsibility of the SICAR’s General Partner. Our responsibility is to express an opinion on these financial Statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the SICAR’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the SICAR’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Solar Fund S.C.A., SICAR at 31 December 2010 and the results of its operations for the year then ended, in conformity with Luxembourg legal and regulatory requirements.

Generally accepted accounting principles in conformity with Luxembourg legal and regulatory requirements vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 17 to the financial statements.

ERNST & YOUNG
Société Anonyme
Cabinet de révision agréé

Alain Kinsch

Luxembourg, 3 May 2011

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

BALANCE SHEET
As at 31 December 2010

		31 December	31 December
	Notes	2010	2009
		In EUR	In EUR
			(Unaudited)

ASSETS
Subscribed capital unpaid
Subscripted capital called but unpaid	10	—	59 000 000
Subscripted capital not called	10	119 032 620	154 232 500

		119 032 620	213 232 500

Formation expenses	3	85 479	125 479

Financial assets

Shares in affiliated undertakings	4	313 271 054	37 310 825
Loans to affiliated undertakings	5	12 354 000	20 904 000

		325 625 054	58 214 825

Current assets
Becoming due within one year
Amounts owed by affiliated undertakings	6	137 899 743	19 357 764
Other debtors		2,000,000	—
Cash at banks	7	95 780 343	9 963 120

		235 680 086	29 320 884

Prepayments		1 612 151	721 774
Total assets		682 035 390	301 615 462

LIABILITIES
Capital and Reserves	10
Represented by:
Subscribed capital		300 000 000	300 000 000
Loss brought forward		(13 984 502)	(4 533 678)
Gain/(Loss) for the financial year		230 234 838	(9 450 824)

		516 250 336	286 015 498

Creditors
Becoming due and payable within one year
Amounts owed to affiliated undertakings	8	150 094 910	1 025 716
Other creditors	9	15 690 144	14 574 248

		165 785 054	15 599 964

Total liabilities		682 035 390	301 615 462

The accompanying notes form an integral part of the financial statements.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

PROFIT AND LOSS ACCOUNT
 for the year ended 31 December 2010

	Notes	2010	2009	2008*
		In EUR	In EUR	In EUR
			(Unaudited)	(Unaudited)

Charges
Other external charges	11	12 937 225	1 116 308	627 294
Other operating charges	12	6 000 000	6 000 000	4 000 000
Interest expense and similar charges		108 329	179 259	—
Value adjustment in respect of formation expenses	3	40 000	40 000	34 521
Value adjustment in respect of current assets		—	1 526 100	—
Unrealized loss on financial assets		—	14 650 663	—
Profit for the year		230 234 838	—	—

		249 320 392	23 512 330	4 661 815

Income
Other interest receivable and similar income:
— concerning affiliated undertakings		108 329	179 259	—
— other		11 943	49 918	128 137
Other operating income		—	7 666	—
Realized gain on financial assets		—	13 824 663	—
Unrealized gain on financial assets	4	249 200 120	—	—
Loss for the financial year		—	9 450 824	4 533 678

		249 320 392	23 512 330	4 661 815

*	For the period from 20 February 2008 (“date of incorporation”) to 31 December 2008

The accompanying notes form an integral part of the financial statements.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS
As at 31 December 2010

NOTE 1	ACTIVITY

Global Solar Fund S.C.A., SICAR (the “Company”) was incorporated in Luxembourg on 20 February 2008, as a société en commandite par actions and registered as a société d’investissement en capital à risque (SICAR).

The Company was created for a term ending on the tenth anniversary of the Last Closing Date.

As a société en commandite par actions, the Company has two different types of Shareholders:

•	The associé gérant commandite or unlimited Shareholder, being the General Partner; and

•	The associés commanditaires or Limited Shareholders.

The Company was incorporated with a subscribed share capital of EUR 42 000 000, divided into 1 General Partner Share and 4 199 Ordinary Shares, with a par value of EUR 10 000 each.

The Company is a closed-ended SICAR (i.e., shares may not be redeemed at the request of a shareholder) with a fixed share capital.

The investment strategy of the Company is to invest essentially in private companies owning/developing particular projects in the solar energy sector, located worldwide but focused notably in Spain, USA, Italy, Greece, France and Portugal with the purpose of developing such companies and creating value added by actively participating in their management.

The Company is managed by Global Solar Fund Partners S.à r.l. (“The General Partner”) established as a société à responsabilité limitée (a limited liability company) under the Luxembourg law as General Shareholder Partner (Associé commandite gérant).

NOTE 2	PRINCIPAL ACCOUNTING POLICIES

2.1	Basis of Presentation

The financial statements of the SICAR have been prepared in accordance with Luxembourg legal and regulatory requirements (“Luxembourg GAAP”), notably with Title 4 of the law of 19 December 2002 relating to accounting and stand alone statutory annual accounts (“the Accounting Law”) and with valuation principles in compliance with article 5 (3) of the Luxembourg law of 15 June 2004 relating to the investment company in risk capital (the “SICAR Law”).

The reporting currency of the Company is Euro (EUR).

2.2	Summary of significant accounting policies

Investments in non-listed securities

Investments in Private Equity securities are valued at their fair value estimated with prudence and in good faith by the General Partner taking into account the principles for valuation of portfolio companies set out by the IPEV Board (the International Private Equity and Venture Board develops valuation guidelines used by the private equity and venture capital industry for valuing private equity investments and provides a framework for fund managers and investors to monitor the value of existing investments).

The projects of the Company have four phases of development, including (i) acquisition of permits for projects, (ii) project and permit development, (iii) construction of the plant, and (iv) operation of the plant.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

Projects in contruction phase

The Company uses the “cost approach” valuation technique to determine the fair value of these projects prior to the completion of the construction. The costs included in determining the fair value of these projects are:

(a) Cost of permits /projects acquired (such as permit acquisition costs and costs for land rights);

(b) Cost incurred in project development (such as costs for technical design and engineering; procurement; technical advisors; and legal advisors); and

(c) Cost of construction (such as costs for construction, equipment, materials, and installation).

There is very little market transaction data available for projects in development prior to the completion of construction, and such data is difficult to utilize to draw comparisons for market valuation purposes to the Company’s projects under development/construction because of a lack of detailed information about the exact development/construction status of these other projects. Furthermore, even if market transaction data did exist for other projects in development/construction, the General Partner believes it would still be difficult to use to draw comparisons for market valuation purposes to Company’s projects in development/construction because the valuation is very much dependent on the specific return and circumstances of each project. As a result, for a project in an early stage of development or construction that has not yet been completed, the General Partner believes that a potential buyer would consider the costs spent to date on the development/construction of the project to be the most reasonable and rationale determinant and method for valuation.

Moreover, in the event a project fails during one of the three stages of development preceding the completion of construction, the General Partner believes that the value at which it could be realized for the disposal of such project would not exceed costs incurred because it would be extremely difficult for an acquirer to complete construction and connection of the project to the grid by the deadlines imposed under the Italian feed-in-tariff system, which would effectively eliminate the ability of the project to generate positive returns. As such, the project and its assets could only be disposed of at cost.

Completed projects

Upon completion of the construction and obtaining of certificate of technical conformity, the General Partner believes that the Discounted Cash Flow becomes the appropriate valuation technique for the determination of the fair value of a project as there are no quoted prices for the project that can be referred to.

The changes are evaluated mainly on the basis of milestones achievement analysis, cash projections and other quantitative and qualitative criteria.

Where a significant recent transaction, which establishes an arm’s length price has occurred, this transaction forms the basis of valuation.

Due to the uncertainty inherent in valuation, the above Fair Value estimates may differ significantly from the values that would have been used if a ready market for these investments existed and the difference could be material. Additionally, changes in the market environment and other events that may occur within the life of the Investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned. As of 31 December 2010, 100 % of the Investments were not publicly traded and therefore the Fair Values were determined in good faith by the General Partner.

Value adjustments resulting from the above accounting policy are recorded in the profit and loss account.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

Loans to affiliated undertakings

Loans granted to affiliated undertakings are carried at nominal value less value adjustments for non recoverable amounts as considered necessary in the opinion of the General Partner.

Current assets and liabilities

The value of all current assets will be the nominal value, except where it appears improbable that this value can be achieved, in which case their value will be determined by deducting the amount which the General Partner deems to be sufficient to reflect the true value of these assets.

Other operating charges/ other external charges

All expenses are accounted for on an accruals basis. All expenses are charged through the Profit and Loss Account.

Interest and income charges

Interest and other income are recognized on an accrual basis.

Recognition of dividends

Dividend income is recognized when declared.

Conversion of foreign currencies

The Company maintains its accounts in Euro (EUR) and the financial statements are presented in this currency.

The valuation of all assets and liabilities not expressed in Euro is converted at the exchange rate prevailing at the reporting date.

Income and charges denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date.

The realized and unrealized gains or losses from foreign exchange translations are included in the Profit and Loss Account.

Formation expenses

The formation expenses caption include fees for incorporation, registration, legal arrangements and marketing relating to the initial set up of the Company. The formation expenses are amortized, on a straight-line basis over a period of 5 years.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments with original maturity of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

NOTE 3	FORMATION EXPENSES

Formation expenses evolved as follows during the year:

	31 December 2010	31 December 2009
	In EUR	In EUR

Formation expenses at the beginning of the year	125 479	165 479
Addition during the year	—	—
Amortization for the year	(40 000)	(40 000)

Formation expenses at the end of the year	85 479	125 479

NOTE 4	SHARES IN AFFILIATED UNDERTAKINGS

Shares in affiliated undertakings are composed as follows as of 31 December 2010:

	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Energetica Wing 1 S.r.l.	2 329 000	—	1 503 000	—	(1 503 000)	—	—
Energetica Wing 2 S.r.l.	18 320 697	—	15 534 697	39 722 971	(55 257 668)	—	—
Italgest Photovoltaic S.r.l.	12 500 125	—	12 500 125	—	(12 500 125)	—	—
Sicily Sun Power S.r.l.	7 500	208 125	7 500	200 625	—	—	208 125
Solar Puglia 1 S.à r.l.	18 691 665	17 797 771	7 653 003	—	( 893 894)	45 690 632	52 449 741
Solar Puglia 2 S.à r.l.	12 500	55 270 168	12 500	55 257 668	—	53 010 282	108 280 450
SV New S.r.l.	100 000	1 802 016	100 000	1 702 016	—	629 000	2 431 016
GSF Engineering Company Limited	—	1 016	—	1 016	—	149 870 206	149 871 222
GSF Capital Holland B.V.	—	18 000	—	18 000	—	—	18 000
GSF Engineering Luxembourg S.à r.l.	—	12 500	—	12 500	—	—	12 500

	51 961 487	75 109 596	37 310 825	96 914 796	(70 154 687)	249 200 120	313 271 054

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

At as 31 December 2010, the structure of the Company and its investments is as follows:

4.1	Energetica Wing I S.r.l project

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Energetica Wing 1 S.r.l.	100%	2 329 000	—	1 503 000	—	(1 503 000)	—	—

The shares of Energetica Wing I S.r.l. (“EW I”) representing a fair value of EUR 1 503 000 together with short term advances for a total amount of EUR 5 000 (Note 6) were contributed in kind to Energetica Wing II S.r.l (Note 4.2) in exchange of shares of this latter for same amount.

As a result, EW I is no longer directly owned by the Company as at 31 December 2010.

4.2 Energetica Wing II S.r.l project

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Energetica Wing 2 S.r.l.	100%	18 320 697	—	15 534 697	39 722 971	(55 257 668)	—	—

As at 9 February 2010, Energetica Wing II S.r.l. (“EW II”) signed a Quota Purchase Agreement with Energetica S.p.A. to acquire 8 SPVs with additional capacity of MWs for a purchase price of EUR 8,402,101.

As at 17 February 2010, the shares of Italgest Photovoltaic S.r.l. (“Italgest”) fair valued at EUR 12 500 125 together with a loan of EUR 8 550 000 (Note 5) and short term advances for a total amount of

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

EUR 1 599 021 (Note 6) were contributed in kind to EW II in exchange of shares of shares of the latter for the same amount.

As at 17 February 2010, the shares of EW I fair valued at EUR 1 503 000 and short term advances for a total amount of EUR 5 000 were also contributed to EW II in exchange of shares of shares of this latter for the same amount (Note 4.1).

As at 17 February 2010, short term advances related to EW II for a total amount of EUR 1 323 000 (Note 6) were contributed in kind to EW II in exchange of shares of this latter for the same amount.

As at 5 March 2010, additional short term advances towards EW II, EW I and Italgest granted in 2010 for a total amount of EUR 5 840 724 were contributed in kind to EW II in exchange of shares of this latter for the same amount.

As a result of these operations, the fair value of the shares in EW II increased by EUR 39,722,971 from EUR 15,534,697 to EUR 55,257,668.

The shares of EW II were then the same day contributed in kind to Solar Puglia II S.à r.l. (“SP II”) at fair value in exchange of shares of this latter for the same amount (Note 4.7).

As a result of this restructuration, EW II is no longer directly owned by the SICAR as at 31 December 2010.

4.3 Italgest Photovoltaic S.r.l project

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Italgest Photovoltaic S.r.l.	100%	12 500 125	—	12 500 125	—	(12 500 125)	—	—

The shares of Italgest fair valued at EUR 12 500 125 together with one loan of EUR 8 550 000 (Note 5) and short term advances for a total amount of EUR 1 599 021 (Note 6) were contributed in kind to EW II (Note 4.2).

Italgest Photovoltaic S.r.l. is no longer directly owned by the Company as at 31 December 2010.

4.4 Sicily Sun Power S.r.l project

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Sicily Sun Power S.r.l.	100%	7 500	208 125	7 500	200 625	—	—	208 125

The fair value of Sicily Sun Power S.r.l. as at 31 December 2009 was EUR 7 500.

As at October 2010, the Company increased its participation in Sicily Sun Power S.r.l. to 100 % with the acquisition of the remaining 25 % share capital of Sicily Sun Power S.r.l. for a total amount of EUR 200 625.

4.5 SV New S.r.l project

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

SV New S.r.l.	100%	100 000	1 802 016	100 000	1 702 016	—	629 000	2 431 016

As at March 2010, SV New S.r.l. (“SV New”) purchased MWs from Solar Puglia I S.à r.l. (“SP I”) for an amount of EUR 893 894 (Note 4.6).

As of 31 December 2010, among all projects carried by SP I, a capacity of 2.45 MW has been completed and received the certificate for technical conformity and has been valued through a Discounted Cash Flow technique.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

As at April 2010, SV New acquired additional capacity for a total amount of EUR 808 122.

As at 31 December 2010, the General Partner estimated the Fair Value of its participation in SV New to EUR 2 431 016 recognizing as a consequence a Fair Value adjustment of EUR 629 000 recorded through the profit and loss account under caption “Unrealized gain on financial assets”.

4.6	Solar Puglia I S.à r.l

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Solar Puglia 1 S.à r.l.	100%	18 691 665	17 797 771	7 653 003	—	(893 894)	45 690 632	52 449 741

As at March 2010, SP I sold four projects to SV New (Note 4.5) for an amount of EUR 893 894 in order to adequate the capacity of the portfolio to the Project Finance size initially agreed with Banks.

As of 31 December 2010, among all projects carried by SP I, a capacity of MW 26.79 has been completed and received the certificate for technical conformity and has been valued through a Discounted Cash Flow technique.

As at 31 December 2010, the General Partner estimated the fair value of its participation in SP I to EUR 52 449 741 recognizing as a consequence a fair value adjustment of EUR 45 690 632 recorded through the profit and loss account under caption “Unrealized gain on financial assets”.

4.7 Solar Puglia II S.à r.l

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

Solar Puglia 2 S.à r.l.	100%	12 500	55 270 168	12 500	55 257 668	—	53 010 282	108 280 450

As at 5 March 2010, the Company contributed in kind 100 % of the shares of EW II (Note 4.2) at a fair value of EUR 55 657 668 (Note 4.2).

As of 31 December 2010, among all projects carried by SP II, a capacity of MW 75.50 has been completed and received the certificate for technical conformity and has been valued through a Discounted Cash Flow technique.

As at 31 December 2010, the General Partner estimated the fair value of its participation in SP II to EUR 108 280 450 recognizing as a consequence a fair value adjustment of EUR 53 010 282 recorded through the profit and loss account under caption “Unrealized gain on financial assets”.

4.8	Global Solar Fund Engineering Luxembourg S.à r.l.

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2010	Additions	Disposals	Adjustments	2010

GSF Engineering Luxembourg S.à r.l.	100%	—	12 500	—	12 500	—	—	12 500

Solar Puglia III S.à r.l was created in Luxembourg on 28 January 2010 with a share capital of EUR 12 500.

As at December 2010, the corporate name of the Company was changed to Global Solar Engineering Luxembourg S.à r.l.

4.9 GSF Capital Holland B.V.

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2010	Additions	Disposals	Adjustments	2010

GSF Capital Holland B.V.	100%	—	18 000	—	18 000	—	—	18 000

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

GSF Capital Holland B.V. was incorporated in Rotterdam on 12 February 2010 with a share capital of EUR 18 000.

4.10	Global Solar Fund Engineering Company Limited

	% of	Acquisition	Acquisition	Fair Value			Fair Value	Fair Value
Description	Ownership	Cost 2009	Cost 2010	2009	Additions	Disposals	Adjustments	2010

GSF Engineering Company Limited	100%	—	1 016	—	1 016	—	149 870 206	149 871 222

Global Solar Fund Engineering Company Limited (“GSF Hong Kong”) was incorporated in Hong Kong on 30 August 2010 with a share capital of HKD 10 000.

As at 31 December 2010, the General Partner estimated the fair value of its participation in Global Solar Fund Engineering Company Limited to EUR 149 871 222 corresponding to the net assets of the company recognizing as a consequence a fair value adjustment of EUR 149 870 206 recorded through the profit and loss account under caption “Unrealized gain on financial assets”.

NOTE 5  LOANS TO AFFILIATED UNDERTAKINGS

			Carrying Value			Carrying
			as at			Value as at
			31 December			31 December
Investments	Interest Rate	Maturity	2009	Increase	(Decrease)	2010
			in EUR			in EUR

1. Italgest Photovoltaic S.r.l.	0%	None	8 550 000	—	(8 550 000)	—
2. Sicily Sun Power S.r.l.	0%	None	3 750 000	—	—	3 750 000
3. Energetica Wing II S.r.l.	0%	None	6 676 000	—	—	6 676 000
4. Energetica Wing S.r.l.	0%	None	1 928 000	—	—	1 928 000

Total Investments			20 904 000	—	(8 550 000)	12 354 000

1.	An advance of EUR 8 550 000 was granted to Italgest Photovoltaic S.r.l. during the year 2008. In February 2010, this advance was contributed to Energetica Wing II S.r.l. (Note 4.2).

2.	An advance of EUR 3 750 000 was granted to Sicily Sun Power S.r.l. during the year 2008. This advance does not bear interest and has no maturity.

3.	In 2009, the Company recorded a loan toward Energetica Wing II S.r.l. for EUR 6 676 000.

4.	In 2009, the Company recorded a loan toward Energetica Wing S.r.l. for EUR 1 928 000.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

NOTE 6  AMOUNTS OWED BY AFFILIATED UNDERTAKINGS

As at 31 December 2010 and 2009, the Company has receivables from affiliated undertakings as follows:

	Carrying Value as at	Carrying Value as at
	31 December 2010	31 December 2009
	In EUR	In EUR

Energetica Wing S.r.l.	16 866 665	15 875 101
Energetica Wing II S.r.l.	—	1 323 000
Italgest Photovoltaic S.r.l.	—	1 599 021
Energetica Wing I S.r.l.	—	5 000
Solar Puglia I S.à r.l.	75 162 640	282 000
SV New S.r.l.	11 472 171	23 642
Sicily Sun Power S.r.l.	4 541 037	250 000
GSF Capital Holland B.V.	1 074 075	—
Solar Puglia II S.à r.l.	12 060 383	—
Global Solar Fund Engineering Luxembourg S.à r.l.	10 000	—
Global Solar Fund Engineering Italy S.à r.l.	3 567 304	—
Azzurra Power S.r.l.	6 337	—
Blue Green S.r.l.	2 137	—
Ecopower II S.r.l.	40 087	—
Energetica Wing I S.r.l.	57 525	—
Geos S.r.l.	9 738	—
Girasole II S.r.l.	10 313	—
Italgest Photovoltaic S.r.l.	466 125	—
MT 2007 II S.r.l.	12 525	—
Photos II S.r.l.	12 825	—
S-Energia II S.r.l.	259 200	—
Soleil II S.r.l.	34 200	—
SV I S.r.l.	247 713	—
Photos S.r.l.	4 750	—
SV II S.r.l.	452 200	—
MMP Power S.r.l.	2 448 025	—
Eolica Mazzarrone S.r.l.	9 076 300	—
Other	5 468	—

	137 899 743	19 357 764

These advances, made for financing the working capital of the subsidiaries, do not bear interest and are redeemable within short notice.

The amounts owed by Italgest Photovoltaic S.r.l. and Energetica Wing I S.r.l. have been contributed in kind to Energetica Wing II S.r.l. and then to Solar Puglia II S.à r.l. (Note 4.2 & 4.6).

The Company has arranged a loan of USD 20 000 000 (EUR 14 948 242) with CIBO (AUST) PTY. Ltd. This loan is carried by the Company on behalf of Energetica Wing S.r.l.. The Company recorded as a consequence a

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

receivable towards Energetica Wing S.r.l. for EUR 14 948 242 and a payable towards CIBO (AUST) PTY (Note 9). The Company recharged to Energetica Wing S.r.l. all interests paid to CIBO (AUST) PTY.

As at 31 December 2010, the Company has accrued interest recharged to Energetica Wing S.r.l. for an amount to EUR 186 853. The loan and accrued interest for an aggregate amount of EUR 15 135 095 are part of the amount of EUR 16 866 665 granted to Energetica Wing S.r.l..

The amounts owed by Azzurra Power S.r.l., Blue Green S.r.l., Ecopower II S.r.l., Energetica Wing I S.r.l., Geos S.r.l., Girasole II S.r.l., Italgest Photovoltaic S.r.l., MT 2007 II S.r.l., Photos S.r.l., S-Energia II S.r.l., Soleil II S.r.l., SV I S.r.l., Photos S.r.l., SV II S.r.l., MMP Power S.r.l., Eolica Mazzarrone S.r.l., SV New S.r.l., are financing granted to pay solar modules.

NOTE 7  CASH AT BANKS

The caption cash at banks of EUR 95 780 343 includes amounts that have been pledged for a total amount of EUR 727 767 as follows:

Two escrow accounts of EUR 413 318 and EUR 314 449 held at Inesta SanPaolo S.p.A to secure payments on the transactions related to SV S.r.l. and SVP S.r.l. (Note 14).

NOTE 8  AMOUNTS OWED TO AFFILIATED UNDERTAKINGS

	Carrying Value as at	Carrying Value as at
	31 December 2010	31 December 2009

Energetica Wing S.r.l.	230 693	230 693
Energetica Wing II S.r.l.	409 200	409 200
Energetica Wing I S.r.l.	—	285 823
SV S.r.l.	100 000	100 000
SV New S.r.l.	89 154
Global Solar Fund Engineering Company Limited	149 265 863	—

	150 094 910	1 025 716

In 2009 the Company transferred the risk of the related escrow accounts associated with the permits. The escrow accounts were created to guarantee the sellers of SPVs the payment of the relevant price for additional permits obtained after the closing date.

The company then recorded a liability towards Energetica Wing S.r.l. for EUR 229 870 included above corresponding to the portion of remaining escrow account associated with permits carried by SV S.r.l. and SVP S.r.l.; towards Energetica Wing II S.r.l. for EUR 409 175 included above corresponding to the portion of remaining escrow account associated with permits carried by SV I S.r.l. and SVP II S.r.l.; and towards SV New S.r.l. for EUR 88 722 included above corresponding to the portion of escrow account associated with permits carried by SV New S.r.l.. These amounts will be reduced as far as the escrow accounts carried by the Company on behalf of Energetica Wing S.r.l. and Energetica Wing II S.r.l. and SV New S.r.l. will be released.

The liability towards Energetica Wing I S.r.l. has been settled.

The Company received in cash an advance from Global Solar Fund Engineering Company Limited for an amount of EUR 149 265 863. This advance corresponds to a dividend that will be approved legally in 2011. As a consequence, as at 31 December 2010, the Company recorded a debt towards its subsidiary.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

NOTE 9  OTHER CREDITORS

	31 December 2010	31 December 2009

CIBO (AUST) PTY. Ltd	14 948 242	13 968 920
Accrued interest	186 853	174 611
Other creditors	555 049	430 717

	15 690 144	14 574 248

The Company has arranged a loan of USD 20 000 000 (EUR 14 948 242) with CIBO (AUST) PTY. Ltd. (see Note 6). Interest accrued payable on this loan as at 31 December 2010 amounts to EUR 186 853 and are recharged to Energetica Wing S.r.l. (Note 6).

Other creditors are mainly composed by administration fees, audit fees, custody fees and professional and legal fees.

NOTE 10  CAPITAL AND RESERVES

Commitments:

The Company raised commitments from different investors for a global amount of EUR 300 000 000 as follows:

31 December 2010
In EUR

Global Solar Fund Partners S.à r.l.	10 000
Best Regent (Asia) Group Limited	32 000 000
GSF Capital Pte Ltd	9 990 000
Suntech Power International Ltd	58 000 000
Bright Path Holdings Limited	200 000 000

300 000 000

These commitments have been fully subscribed during the year and therefore the subscribed share capital amounts to EUR 300 000 000.

Share capital:

The Company was incorporated on 20 February 2008 with a share capital of EUR 42 000 000. In September 2008, the Company resolved to make a first increase of capital to bring its share capital from EUR 42 000 000 to EUR 100 000 000 by issuance of 5 800 new shares with a nominal value of EUR 10 000 each. This first increase was followed by a second increase, also in September 2008, of capital to bring its share capital from EUR 100 000 000 to EUR 300 000 000 by issuance of 20 000 shares with a nominal value of EUR 10 000 each.

All these shares have been fully subscribed by the investors proportionally to their commitment into the Company.

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

As at 31 December 2010, the share capital is as follows:

No. of
	Shares	Nominal Value	Amount
		EUR	EUR

General Partner Share
The Share is subscribed by the General Partner (associé commandité) upon incorporation of the Company	1	10 000	10 000
Ordinary Shares
Shares subscribed by the Limited Shareholders (associés commanditaires), qualifying as Eligible Investors:
Best Regent (Asia) Group Limited	3 200	10 000	32 000 000
GSF Capital Pte Ltd	999	10 000	9 990 000
Suntech Power International Ltd	5 800	10 000	58 000 000
Bright Path Holdings Limited	20 000	10 000	200 000 000

Total	30 000	10 000	300 000 000

As at 31 December 2010, out of the subscribed share capital of EUR 300 000 000, an amount of EUR 119 032 620 has not yet been called.

NOTE 11	OTHER EXTERNAL CHARGES

Other external charges for the financial year ended 31 December 2010 are mainly composed of administration fees, custody fees, audit, legal and advisory fees.

NOTE 12	OTHER OPERATING CHARGES

The Company paid management fees to its General Partner for an amount of EUR 6 000 000 corresponding to 2 % of the commitments of the fund.

NOTE 13	TAXES

The Company is subject to an income tax applicable to Luxembourg commercial company (corporate income tax and municipal business tax). However, the Company exempts from its tax base all investment income or capital gains attributable to securities within the meaning of the SICAR Law. The Company can also exempt from its tax base income received on funds which are temporarily placed before their investment in private equity for a period of time not exceeding 12 months preceding their investment in the foregoing risk capital.

Capital contribution made to the SICAR at the end of incorporation is subject to a fixed capital tax of EUR 1 250.

The Company is exempted from net worth tax.

As at 31 December 2010, the Company has not recorded any provision for taxes.

The Company has made solely tax exempt operations in 2010

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

NOTE 14	COMMITMENTS

As at 31 December 2010, the Company has the following commitments towards investee companies:

Maximum Amount
Currency	Project	Description	Committed	Expiration

EUR	SOLAR PUGLIA II S.à r.l.	Amounts pending to mature for commitments taken by the SOLAR PUGLIA SPV’s to Suppliers. Includes remaining VAT.	9.000.000	31 December 2012
EUR	SV S.r.l.	Additional payment of purchase price subject to achievement of Seller’s objective and kept on an escrow account	324 447	31 January 2011
EUR	SVP S.r.l.	Additional payment of purchase price subject to achievement of Seller’s objective and kept on an escrow account	314 598	31 January 2011
EUR	SV New S.r.l.	Additional payment of purchase price subject to achievement of Seller’s objectives	1 485 900	31 January 2011

Total amounts committed			11 124 945

The first amount refers to the commitment taken by the company as Sponsor, with China Development Bank; according to the agreement the company has to finance Solar Puglia II S.à r.l. for the VAT needs of the project.

The other amounts refer to the success in obtaining permits by the developers. Maximum amounts committed are based on the fact that the developers will achieve their objectives at 100%. The final amount paid will be comprised in a range of EUR 0 to EUR 2 124 945 based on the percentage of objectives achieved at expiration date.

NOTE 15	RELATED PARTY TRANSACTIONS

Related party balances at 31 December 2010 and related party transactions that occurred during the year then ended are described below:

Loans granted to affiliate undertakings (Note 5):

Related party balances at 31 December 2010 and related party transactions occurred during the year then ended are described below:

Loans granted to affiliate undertakings (Note 5):

The Company granted a long term interest free advance to:

•	Sicily Sun Power S.r.l. for EUR 3 750 000;

•	Energetica Wing II S.r.l. for EUR 6 676 000;

•	Energetica Wing S.r.l. for EUR 1 928 000.

Amounts owed by affiliated undertakings (Note 6):

The Company granted non bearing interest short term advances to:

•	Energetica Wing S.r.l. for EUR 16 866 665;

•	Solar Puglia I S.à r.l. for EUR 75 162 640;

•	SV New S.r.l. for EUR 11 472 171;

•	Sicily Sun Power S.r.l. for EUR 4 541 037;

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

•	GSF Capital Holland B.V. for EUR 1 074 075;

•	Solar Puglia II S.à r.l. for EUR 12 060 383;

•	Global Solar Fund Engineering Luxembourg S.à r.l. for EUR 10 000;

•	Global Solar Fund Engineering Italy S.r.l. for EUR 3 567 304;

•	Azzurra Power S.r.l. for EUR 6 337;

•	Blue Green S.r.l. for EUR 2 137;

•	Ecopower II S.r.l. for EUR 40 087;

•	Energetica Wing I S.r.l. for EUR 57 525;

•	Geos S.r.l. for EUR 9 738;

•	Girasole II S.r.l. for EUR 10 313;

•	Italgest photovoltaic S.r.l. for EUR 466 125;

•	MT 2007 II S.r.l. for EUR 12 525;

•	Photos II S.r.l. for EUR 12 825;

•	S-Energia II S.r.l. for EUR 259 200;

•	Soleil II S.r.l. for EUR 34 200;

•	SV I S.r.l. for EUR 247 713;

•	Photos S.r.l. for EUR 4 750;

•	SV II S.r.l. for EUR 452 200;

•	MMP Power S.r.l. for EUR 2 448 025;

•	Eolica Mazzarrone S.r.l. for EUR 9 076 300.

Amounts owed to affiliated undertakings (Note 8):

The Company has non bearing interest short term debts toward:

•	Energetica Wing S.r.l. for EUR 230 693;

•	Energetica Wing II S.r.l. for EUR 409 200;

•	SV S.r.l. for EUR 100 000;

•	SV New S.r.l. for EUR 89 154;

•	Global Solar Fund engineering Company Limited for EUR 149 265 863

Annual management fees are paid to the General Partner at a rate of 2% of the aggregate of commitments payable on a semi-annual basis as of 1 January for the first half of the year and 1 July for the second half of the year.

The Company paid management fees to Global Solar Fund Partners S.à r.l. for EUR 6 000 000 (Note 12).

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

Amounts owed by affiliated undertakings (Note 6):

The Company has a receivable from its shareholders for EUR 119 032 620 (Note 10) as follows:

•	GSF Capital Pte Ltd for EUR 3 963 782;

•	Best Regent (Asia) Group Ltd for EUR 12 696 800;

•	Global Solar Fund Partners S.à r.l. for EUR 3 968;

•	Suntech Power International Ltd for EUR 23 013 070;

•	Bright Path Holdings Ltd for EUR 79 355 000.

NOTE 16	SUBSEQUENT EVENTS

the following key events occurred after the year and.

• DALKIA ISSUE

On 24 March 2010, Dalkia Solar Italia S.p.A., Siram S.p.A. and Dalkia España S.L., as contractors, and Soleil S.r.l., Ecopower S.r.l., Girasole S.r.l., MT — 2007 S.r.l., Photos S.r.l., S-Energia S.r.l., SV S.r.l. and SVP S.r.l. (the “SPVs”), as owners, have entered into 8 turnkey EPC contracts concerning the project of construction of up to 39 solar fields to be installed in Puglia.

On 3 February 2011 the SPVs notified to the contractors the termination of the EPC contracts as a consequence of heavy delays in achieving the relevant guaranteed Provisional Acceptance Certificate (PAC). The PAC is a certificate issued by the Parties which states that in relation to a Solar Field certain conditions have been met.

A claim to the contractors of EUR 6 054 919 for delay liquidated damages, and EUR 35 285 077 for termination liquidated damages has been introduced by the General Partner.

The owners considered that Dalkia has overdue a debt equal to Euro 55 731 000 towards Energetica Wing S.r.l. and SV S.r.l., as balance of the consideration for the supply of the modules under the agreement entered into on 20 January 2010.

The contractors have requested payments for an aggregate amount of EUR 84 153 804 for milestones achieved. The contractors have provided the owners with relevant invoices for EUR 72 532 491 (still missing invoices for EUR 11 621 313). The contractors have requested interests equal to 8% of said amounts, due to delay in their payment by the owners.

On 13 April 2011, the Court of Roma rejected all Contractors’ claims. The relevant ordinance issued by the Court of Roma may be challenged by the contractors.

The Company is currently negotiating an out of court settlement with Dalkia.

• LITIGATION REGARDING 2.83 MW

On 21 March 2011, 5 solar parks representing 2.83 MW and belonging to Ecopower S.r.l., Girasole S.r.l., Photos S.r.l., MT2007 S.r.l. and Geos S.r.l. have been object of an investigation by the Court of Brindisi in relation to some potential irregularities concerning the relevant permits.

The tribunal argues that the land has been divided in smaller portions to avoid the AU (Permit to construct the solar plant that needs all public institutions full approval), and apply for the DIA (Permit to construct the solar plant obtainable through a simpler procedure).

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

The legal actions are not against the Company but the previous developers from whom the Company acquired the authorizations.

According to the Company understanding, the dispute will have a positive ending as the power plants have passed positive legal due diligences from three international law firms and our lawyers do not have noticed any irregularities. The General Partner considers such risk remote, in any case, should the charges be confirmed by the tribunal, the General Partner considers that the economic potential impact of a negative sentence would be approximately Euro 9 600 000.

However, should a negative decision by the Court of Brindisi materialize, the Company will seek indemnification from the developers.

• CIBO LOAN REPAYMENT

In February 2011, the Company repaid the loan with CIBO.

• GSF SICAR ESCROW ACCOUNTS WITH BANCA INTESA SAN PAOLO S.P.A.

In February 2011, the escrow contracts expired and the amounts of EUR 413 317 and EUR 314 449 related to SV S.r.l. and SVP S.r.l. were returned to the Company.

• EXPIRATION OF COMMITMENTS

The commitments with the developers for EUR 2 124 945 expired on the 31 January 2011 without any payments.

NOTE 17	US GAAP RECONCILIATION

	2010	2009
	EUR ’000	EUR ’000
		(Unaudited)

Profit (loss) attributable to shareholders of the parent as reported under Luxembourg GAAPs :	230 235	(9 451)
US GAAP adjustments:
Impact of incorporation expenses amortization	40	40

Net Profit (loss) under US GAAP	230 275	(9 411)

	2010	2009
	EUR ’000	EUR ’000
		(Unaudited)

Equity attributable to shareholders of the parent as reported under Luxembourg GAAPs:
	516 250	286 015
US GAAP adjustments:
Impact of amortization of incorporation expenses:	(85)	(125)

Net Equity under US GAAP:	516 165	285 890

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

Under US GAAP, GSF would qualify as an investment company and consistent with the guidance in the AICPA Investment Company guidelines would not have to prepare consolidated financial statements but account for its investments’ portfolio at fair value with related realized and unrealized gains and losses recorded through income.

Therefore, differences between Lux GAAP and US GAAP as applied to GSF relate only to the accounting for incorporation expenses.

Under Lux GAAP, formation costs can be capitalized and amortized over a period not exceeding 5 years. Under US GAAP, formation expenses are expensed as incurred. Expenses incurred in raising capital are deducted from the proceeds.

As GSF is not subject to income tax, no related income tax reconciliation item has been reflected in the reconciliation table above.

Changes in cash position were EUR 85.8 million, EUR (0.9) million and EUR 10.9 million in 2010, 2009 and 2008 respectively.

These changes in cash position resulted mainly from cash collected from investors of EUR 65 million, EUR 21,8 million and EUR 94,2 million in 2010, 2009 and 2008 respectively which was used (a) together with the EUR 149.3 million advance from GSF Hong Kong in 2010 to fund the investing needs of GSF other affiliated undertakings resulting in net cash flows from investing activities of EUR 10.6 million, EUR (15.6) million and EUR (49.6) million and (b) to fund GSF external and operating costs for EUR (19.0) million, EUR (7.1) million and EUR (4.5) million in 2010, 2009 and 2008 respectively.

Shares are exclusively restricted to professional investors, institutional investors or well-informed investors. This restriction is not applicable to the General Partner. Each share has one voting right at the general meetings of Shareholders.

Any resolution of a general meeting of shareholders creating rights and obligations of the Company vis-à-vis third parties must be approved by the General Partner. Any resolution of a general meeting of shareholders amending the Articles must be passed with a quorum of fifty percent of the share capital and the approval of a majority of two thirds of the shareholders present and the consent of the General Partner.

The minimum commitment per shareholders is EUR 125 000. Nevertheless the General Partner reserves the right to accept, at its discretion, lower amounts but in no case under EUR 50 000.

Funds are called on an “as needed basis”, generally based on expenses and liabilities and/or on investment opportunities. Capital Calls are made by written notices sent by the General Partner at the same time to all shareholders. Each such notice requires payment of a stated percentage of a shareholders’ subscription, which shall be the same for all shareholders.

Any shareholder failing to pay the sums requested by the General Partner in accordance with its subscription agreement may qualify as defaulting shareholder. Unless the default has been cured and accepted by the General Partner, all ordinary shares subscribed by the defaulting shareholder will have their voting rights suspended and do not carry any rights to dividends or to liquidation proceeds. The Company may furthermore bring a legal action against the defaulting shareholder.

The Company is a closed-ended investment company, which means that it shall not, at the unilateral request of shareholders, redeem shares. The Company may however redeem shares, whenever the General Partner considers a

Global Solar Fund S.C.A., SICAR
‘Société en commandite par actions’ and registered as a ‘Société d’Investissement à Capital à Risque’

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
As at 31 December 2010

redemption to be in the best interest of the Company and taking into account that the minimum share capital shall not be lower than EUR 1 000 000.

The redemption price for ordinary shares is equal to their subscription price. However, if the General Partner determines that the Net Asset Value (“NAV”) of the Company has significantly increased or decreased, the General Partner may change to redemption price to a price based on the NAV.

The General Partner reserves the right to pay dividends, in the form of cash where available or in any other form available under applicable law, at its discretion.