Form 20-F
period 2011-12-31
Suntech Power Holdings Co., Ltd.
filed 2012-04-27
CIK 1342803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Facsimile:  86-21-6288-5574 ext.1985

Email:  rory.macpherson@suntech-power.com

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

181,163,878 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1): has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒  No ☐

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

•      “ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•      “ADSs” are to our American depositary shares, each of which represents one ordinary share;

•      “BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements;

•      “China” and “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

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

•      “Glory Silicon” are to Glory Silicon Technology Investments (Hong Kong) Limited;

•      “GSF” are to Global Solar Fund, SCA, and its affiliated entities;

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

•      “Rietech” or the “Rietech companies” are to Zhenjiang Rietech New Energy Science Technology Co., Ltd., Yangzhou Rietech Renewal Energy Company, and Zhenjiang Rende New Energy Science Technology Co., Ltd and its affiliated entities;

•      “RMB” and “Renminbi” are to the legal currency of China;

•      “Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•      “Suntech BVI” and “Power Solar System Co., Ltd.,” are to our directly wholly owned subsidiary in the British Virgin Islands;

•      “thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell; and

•      “Wuxi Suntech” and “Wuxi Suntech Power Co., Ltd.,” are to our predecessor and wholly owned subsidiary in China.

•      “Zhenjiang Rietech” are to Zhenjiang Rietech New Energy Science Technology Co., Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010, and 2011.

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

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.          KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.  Our selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheets as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are not included in this annual report on Form 20-F.  You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F.  Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In millions, except per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues
PV modules	1,331.7	1,785.8	1,606.3	2,766.3	3,014.0
— Investee companies of GSF	—	—	115.8	197.4	33.6
— Others	—	—	1,490.5	2,568.9	2,980.4
Others	16.6	137.7	87.0	135.6	132.6
Total net revenues	1,348.3	1,923.5	1,693.3	2,901.9	3,146.6
Cost of revenues (1)
PV modules	1,052.0	1,441.3	1,235.6	2,211.9	2626.2
Others	16.6	132.4	95.7	146.9	133.8
Total cost of revenues(1)	1,068.6	1,573.7	1,331.3	2,358.8	2,760.0
Gross profit(1)	279.7	349.8	362.0	543.1	386.6
Operating expenses
Selling expenses(1)	36.2	66.2	82.1	118.0	162.6
General and administrative expenses	44.5	85.8	76.9	133.1	248.8
Research and development expenses	15.0	15.3	29.0	40.2	38.6
MEMC settlement charges	—	—	—	—	120.0
Impairment of goodwill	—	—	—	—	281.5
Impairment of long-lived assets and indefinite lived intangible assets	—	—	—	54.6	180.3
Total operating expenses(1)	95.7	167.3	188.0	345.9	1,031.8
Income (loss) from operations	184.0	182.5	174.0	197.2	(645.2)
Interest expense, net(2)	(18.2)	(73.5)	(93.7)	(91.9)	(135.9)
Foreign currency exchange (loss) gain, net	(8.9)	(14.4)	8.6	(46.7)	(38.2)
Other income (expense), net	0.2	(62.3)	2.6	(47.7)	(133.1)
Income (loss) before income taxes and equity in net earnings (loss) of affiliates	157.1	32.3	91.5	10.9	(952.4)
Equity in net earnings (loss) of affiliates	(0.7)	0.3	(3.3)	250.8	(98.7)
Income (loss) from continuing operations before tax	156.4	32.6	88.2	261.7	(1,051.1)
Tax (expense) benefit	(13.2)	(1.6)	(2.5)	(23.8)	47.2
Income (loss) from continuing operations, net of tax	143.2	31.0	85.7	237.9	(1,003.9)
Loss from discontinued operations, net of tax	—	—	—	—	(14.1)
Net income (loss)	$143.2	$31.0	$85.7	$237.9	$(1,018.0)
Less: Net income attributable to the noncontrolling interest	2.7	1.4	(0.1)	(1.0)	(0.6)
Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	145.9	32.4	85.6	236.9	(1,018.6)
Net income (loss) per ordinary share — Basic:
Continuing operations	$0.96	$0.21	$0.50	$1.32	$(5.56)
Discontinued operations	$—	$—	$—	$—	$(0.08)
Net income (loss)	$0.96	$0.21	$0.50	$1.32	$(5.64)
Net income (loss) per ordinary share — Diluted:
Continuing operations	$0.91	$0.20	$0.50	$1.30	$(5.56)
Discontinued operations	$—	$—	$—	$—	$(0.08)
Net income (loss)	$0.91	$0.20	$0.50	$1.30	$(5.64)
Weighted average number of Shares used in computation
— Basic	151.7	154.7	169.7	179.6	180.5
— Diluted	160.2	160.3	172.5	181.6	180.5

(1)          Our previously reported audited consolidated statements of operations for the years ended December 31, 2007, 2008, 2009 and 2010 have been revised to reflect a reclassification of shipping and handling costs of $5.6 million, $6.9 million, $23.2 million and $39.3 million, respectively, from cost of revenues to selling expenses to increase the comparability of information with our major competitors. See Note 2(r) to our consolidated financial statements included herein.

(2)          Includes “interest expense” and “interest income” contained in our consolidated financial statements included elsewhere in this annual report on Form 20-F

	Year Ended December 31,
	2007		2008		2009		2010		2011
Other Consolidated Financial Data (in percentages)
Gross margin	20.7	(1)	18.2	(1)	21.4	(1)	18.7	(1)	12.3	(1)(2)
Operating margin	13.6		9.5		10.3		6.8		(20.5)
Net margin	10.8		1.7		5.1		8.2		(32.4)
Selected Operating Data
Products sold (in MW)
PV modules	358.8		459.4		675.1		1,521.9		2,014.6
PV cells	4.5		35.0		6.8		17.1		51.6
Total	363.3	(3)	494.4	(3)	681.9	(3)	1,539.0	(3)	2,066.2	(3)
Average selling price (in $ per watt)
PV modules	$3.72		$3.89		$2.40		$1.82		$1.51
PV cells	$3.06		$2.84		$1.03		$1.43		$0.46

(1)          Our previously reported gross margins for the year ended December 31, 2007, 2008, 2009 and 2010 have been revised due to the revision of our audited consolidated statements of operations to reflect a reclassification of shipping and handling costs of $5.6 million, $6.9 million, $23.2 million and $39.3 million, respectively, from cost of revenues to selling expenses to increase the comparability of information with our major competitors. See Note 2(r) to our consolidated financial statements included herein.

(2)          In the second quarter of fiscal year 2011, we terminated a 10-year supply contract with one of our suppliers, and recorded a $91.9 million write-off of the unamortized cost of warrants previously issued to the supplier in conjunction with the supply agreement to cost of revenues.

(3)          In addition to the 363.3 MW, 494.4 MW, 681.9 MW, 1,539.0 MW and 2,066.2 MW of PV cells and modules that we sold in 2007, 2008, 2009, 2010 and 2011, respectively, we sold PV system integration services which amounted to 0.4 MW, 1.1 MW, 22.1 MW, 33.3 MW and 12.4MW in 2007, 2008, 2009, 2010 and 2011, respectively, and we also sold 16.9 MW of wafers in 2011.

	As of December 31,
	2007	2008	2009	2010	2011
	(In millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$521.0	$507.8	$833.2	$872.5	$492.4
Restricted cash	94.7	70.7	124.9	142.5	216.6
Inventories	176.2	231.9	280.1	558.2	516.5
Accounts receivable	237.6	213.1	384.4	515.9	466.6
— Investee companies of GSF	—	—	110.2	10.4	19.5
— Others	237.6	213.1	274.2	505.5	447.1
Advance to suppliers	61.4	56.9	48.8	84.4	84.4
Short-term investments	—	—	200.8	—	—
Amounts due from related parties	—	101.0	185.5	55.1	67.7
Property, plant and equipment, net	293.0	684.5	777.6	1,326.2	1,569.2
Long-term loan to suppliers	103.3	84.0	54.7	53.0	—
Long-term prepayments	161.7	248.8	188.1	213.8	185.1
Amounts due from related parties - non-current	—	278.0	193.6	94.1	67.6
Total assets	1,967.0	3,206.9	3,983.7	5,217.1	4,537.3
Short-term borrowings	321.2	638.5	800.4	1,400.8	1,573.4
Total current liabilities	478.1	976.7	1,518.1	2,370.0	2,608.9
Convertible notes	423.4	812.9	516.9	551.2	580.9
Accrued warranty costs	22.5	41.4	55.2	81.0	94.1
Total equity attributable to Suntech Power Holdings Co. Ltd. equity	811.4	1,225.9	1,598.1	1,867.7	946.4
Net assets	829.3	1,234.4	1,612.8	1,880.2	952.8
Total liabilities and equity	$1,967.0	$3,206.9	$3,983.7	$5,217.1	$4,537.3

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

On April 20, 2012 the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.3080 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7611	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20)	6.3080	6.3052	6.3150	6.2975

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

We currently have a significant amount of debt outstanding.  As of March 31, 2012, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $1,557.1 million, and our long-term bank borrowings totaled $148.7 million.  As of March 31, 2012, the outstanding principal amounts of our 2013 convertible notes and IFC convertible loan were approximately $541.0 million and $50.0 million, respectively. Our debt could have a significant impact on our future operations and cash flow, including:

•                  making it more difficult for us to renew short-term bank loan facilities and significantly increasing our borrowing costs as a significant portion of our short-term bank borrowings are in RMB from Chinese commercial banks, who may tighten their credit policies and control the overall liquidity available to business and enterprises;

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

We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

As of December 31, 2011, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $522.9 million.  Due to the weakening industry environment, lower prices, and our capital expenditure expansion efforts from 2008 through 2010, our liquidity has been negatively impacted.  In light of those developments, we financed a substantial portion of our capacity expansion by relying on short-term borrowings.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•      obtaining additional bank financing;

•      using available credit facilities to roll-forward short-term borrowings;

•      obtaining funding from the issuance of additional equity or debt, subject to market conditions; and

•      reorganization of our business and monetizing our non-core assets.

We cannot assure you that we will successfully execute our liquidity plan.   If we do not successfully execute this plan, we may not be able to continue as a going concern. The failure of any of the liquidity plan events could materially and adversely affect our financial condition, results of operations and business prospects.

Trade protectionism actions filed with the regulatory authorities in United States, European Union or elsewhere around the world could result in the imposition of additional duties and tariffs on the importation of crystalline silicon photovoltaic cells from China to each respective national market.  Any determination of duties and tariffs against importation of our modules into the United States and Europe could render us unable to sell modules in these countries that could impact our sales, business operations, competitiveness, and profitability.

On October 19, 2011, various U.S. manufacturers, including SolarWorld and other unnamed claimants, filed a trade petition against China-based producers of solar panels with the U.S. International Trade Commission (the “ITC”) and the U.S. Department of Commerce (the “DOC”).  Such petition sought to impose additional duties and tariffs of up to 250% on the importation of crystalline silicon photovoltaic cells from China to the United States.  On March 20, 2012, the DOC made a preliminary determination that countervailing duties of 2.9% to 4.73% should be imposed on imports of crystalline silicon photovoltaic cells from China imported on or after December 27, 2011.  The DOC’s preliminary ruling imposed countervailing duties of 2.9% on imports from our PRC subsidiary, Wuxi Suntech Power Co., Ltd. The DOC has instructed Customs and Border Protection to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the DOC’s preliminary subsidies determination.  Moreover, it is expected that in May 2012, a preliminary determination of antidumping duties on imports of crystalline silicon photovoltaic cells produced into the United States will also be announced.

In addition, we export a substantial amount of our products to Europe.  There have been statements that the European Union may seek to initiate subsidy and anti-dumping investigations against the importation of photovoltaic cells or modules from China.  Any preliminary or final determination of additional duties and tariffs to be imposed on importation of our PV cell or module products into the United States, Europe or elsewhere around the world could render our products less competitive and undercut our current and future sales and business operations in the relevant markets.  If additional duties or tariffs are imposed on crystalline silicon photovoltaic cells or modules imported from China, we could also be forced to cancel or terminate existing contracts and agreements and face liabilities for any breaches of contract, termination fees, damages (including liquidated damages) and/or attorney fees that could materially adversely affect our sales, business operations, competitiveness and profitability.

We require a significant amount of cash to fund our operations as well as to meet future capital requirements and repurchase our convertible notes.  If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including offering credit sales to our customers and making prepayments to suppliers to secure our polysilicon and silicon wafer requirements.  We also require cash to meet our future capital requirements in general, which are difficult to plan in the rapidly changing PV industry, and to repurchase our 2013 convertible notes.  In particular, we estimate our capital expenditures in 2012 to be in the range of $120 million to $150 million, which will mainly be used to upgrade our equipment, improve our product performance and maintain our installed cell and module production capacity of 2,400 MW and our installed wafer capacity of 1,600 MW. We also require cash to fund our research and development activities so as to remain competitive in the future.  Future acquisitions, expansions or market changes or other developments may cause us to require additional funds.  Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

                                 We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable are derived from sales to a limited number of customers. As of December 31, 2009, 2010, and 2011, our five largest outstanding accounts receivable balance accounted for approximately 42.6%, 18.2%, and 26.5%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business, results of operations and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar energy.  In many countries where we are currently active or intend to become active, the PV markets, particularly the market of on-grid PV systems, would not be commercially competitive without government incentives.  This is because currently the cost of generating electricity from solar energy exceeds, and we believe in many markets will continue to exceed for several years, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar energy depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country.  Governments in many of our key markets, most notably Italy, Germany, Spain, the United States, France, South Korea, Taiwan, India, Japan and China have provided subsidies and economic incentives to encourage the use of renewable energy such as solar energy to reduce dependency on conventional fossil fuels as a source of energy.  These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar energy products, including PV products.

Government subsidies and incentives for solar energy were reduced in a few countries in 2011 and may be further reduced or eliminated in the future.  For example, PV power generation capacity in Italy and Germany constituted a major portion of the world’s total installed PV power generation capacity, largely due to government policies that provided market incentives and established favorable feed-in tariff rates.  However, both countries reduced their support for solar energy and feed-in-tariff programs in 2011.  The Italian government announced in May 2011 that it would set caps on the capacity of solar photovoltaic installations and the spending on solar energy installations above 1 MW.  As a result, we experienced a sharp cutback in sales and shipments to customers in Italy in 2011.  The government debt problems in Italy could lead to further decreases to solar energy subsidies in 2012 and beyond.  The German government announced in early 2011 that it could cut solar feed-in tariffs by up to 30% starting in March or April 2012.  Subsequently, in early 2012, the German government announced (i) cuts to the feed-in tariff effective March 2012 from approximately 20% for small residential rooftops to 29% for utility scale projects of less than 10 MW, and (ii) an end to feed-in tariffs for utility scale installations greater than 10 MW, with a grace period for projects with construction permitted before March 9, 2012.  Reductions in solar energy incentives and feed-in tariff programs may result in an oversupply of solar panel inventories as well as a significant fall in the price of and demand for PV products.  In 2011, sales to Germany and Italy accounted for 20.0% and 4.8% of our total net revenues, respectively.  We believe that in the time of uncertainty with political and policy developments, competition among solar manufacturers could become fierce.

In the United States, the renewable energy cash grant program under the American Recovery and Reinvestment Act of 2009 (the “1603 cash grant”) allowed taxpayers to receive from the U.S. Treasury Department a cash grant in the amount of 30% of the basis of the property eligible for solar energy if construction work began prior to December 31, 2011.  The 1603 cash grant program was used heavily in 2010 and 2011 in the U.S., but the grant expired on December 31, 2011 and was not extended.  The expiration of the 1603 cash grant program could adversely affect solar energy installations in the U.S., especially for small developers and residential-commercial projects that used to benefit from the incentives and lower costs under the cash grant.

In addition, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives, and the effects of the current global economic slowdown may affect the fiscal ability of governments to offer certain types of incentives such as tax credits at the level previously targeted, if at all.  Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters.  Any new government regulations or utility policies pertaining to our PV modules may result in significant additional expenses to us, our customers, our resellers and their customers and, as a result, could cause a significant reduction in demand for our products.

The decline of polysilicon prices resulted in an increase in the global supply of PV modules and may cause substantial downward pressure on the price of our products and reduce our revenues, earnings and profit margins.

The prices of polysilicon and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs.  Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon in the market, which has driven down the price of polysilicon as the essential raw material for PV cell and module products.  Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly.  As the polysilicon raw materials became more accessible to many producers, the global production and supply of PV cell and module products has also experienced a considerable growth, which consequently imposed substantial downward pressure on the price of PV module products, including those of ours.  From 2009 to 2011, the prices of PV products declined. We cannot assure you that the supply of PV cells and modules will not further increase or the prices of PV module products will not experience continued downward pressure due to the oversupply in the market.

In addition, if our cost of polysilicon and silicon wafers become higher than the spot prices on the market or those available to our competitors, we may not be able to pass such relatively higher costs to our customers.  As a result, our revenues, earnings and profit margins, as well as our business and results of operations in general, could be materially and adversely affected.  See also “—Our ability to adjust our raw materials costs may be limited as a result of our multi-year supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability”.

We may be adversely affected by volatile market and industry trends; in particular, the demand for our PV products may decline, which may reduce our revenues and earnings.

We are affected by solar energy market and industry trends as well as macro-economic factors.  For example, the prices of PV products have declined since the first half of 2010 due primarily to lower prices of polysilicon during this time and increased manufacturing capacity for PV products. As the impact of the global economic crisis subsided through 2011, the combination of increased demand and growth from new markets and buyers, such as the United States, Canada, China, India, and Thailand),and decreased average selling prices of PV products contributed to an overall increase in demand for PV products in 2011.  The demand for PV products is also influenced by macroeconomic factors such as the global economic conditions, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry.  A decrease in oil prices, for example, may reduce demand for investment and consumption in alternative energy.  A global economic downturn, which affects the availability of financing, may also contribute to decreased sales and shipments of PV products and the slowdown of the solar project market segments.  Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations.

Our ability to adjust our raw materials costs may be limited as a result of our supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability.

We terminated or significantly amended nearly all of our multi-year supply agreements.  For example, in 2011, we terminated our multi-year supply agreement with MEMC Electronics Materials, Inc. (“MEMC”), for which we recorded an accounting charge of $120 million.  However, we still purchase raw materials through supply agreements.  If the prices of polysilicon or silicon wafers continue to decrease in the future, we may not be able to adjust our materials costs or manage our cost of revenues effectively.  In the event that our raw material costs become higher than that of our competitors who are able to procure polysilicon and silicon wafers at lower prices, our business and results of operations could be materially and adversely affected.

In the event we acquire more raw materials than we can fully utilize pursuant to these supply agreements, we may have significant inventory build-up and may have to make further provisions for our commitments and inventory write-downs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.  In addition, during the course of renegotiating these supply agreements, we may be subject to litigation if mutual agreement cannot be reached between us and our suppliers, or may agree to provide cash compensation to terminate certain supply agreements.  For example, in May 2010, one of our suppliers, QCells SE, filed an approximately €16.4 million suit in Germany against our subsidiary, Suntech Power Japan Corporation, for alleged breach of a long term supply agreement.  See “Item 8 Financial Information — Legal and Administrative Proceedings.”  We cannot assure you that the outcome of any such potential litigation would be in our favor.  Such litigations may be costly and may divert management attention as well as other resources away from our business, and could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our future success substantially depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs.  Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our silicon and non-silicon material costs, improving manufacturing productivity, and adopting additional lean manufacturing processes.  If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position or improve our profitability.  Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•                  our ability to renegotiate our existing supply agreements;

•                  delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as long lead times or delays with certain equipment vendors relating to equipment required to establish our Pluto technology production lines;

•                  our ability to address safety and quality issues;

•                  delays or denial of required approvals by relevant government authorities; and

•                  diversion of significant managerial and other resources by non-operational matters such as litigations.

If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned.  Moreover, we cannot assure you that even if we achieve our goals of improving management and reducing cost, we will not otherwise fail to cope with the general market trends such as the decreases of prices for PV products, or to generate sufficient customer demand for our PV products.

We may from time to time be required to provide guarantees by commercial banks that finance certain projects undertaken by our related parties, and may need the consent of the commercial banks to conduct certain transactions, and may be subject to liabilities and performance obligations for the financial obligations of our related parties if they fail to make repayments to the commercial banks.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, in the amount of approximately €554.2 million.  In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million.  Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, any cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and any material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement.  As of December 31, 2011, approximately 145MW of power plants have been completed, of which approximately 143MW have been connected to the grid.  As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF.

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

We account for our investment in GSF using the equity method of accounting.  GSF is subject to investment company accounting under AICPA investment company guidelines, and it accounts for its investments in investee companies at fair value.  As a result, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings.  The fair value of GSF investee companies has approximated cost before the completion of the construction phase.  Subsequent to construction completion, the fair market values of its investee companies are determined by applying the discounted cash flow method.  Key assumptions used in the discounted cash flow models include estimated power output during the life of the project, government feed-in tariff rates, estimated operational costs during the life of the project, cost of capital discount rate, project lifetime, and income tax ratio.  All of these assumptions and inputs involve a significant degree of GSF management’s judgment.  Despite GSF management’s intention to establish accurate estimates and reasonable assumptions, actual results could differ materially from these estimates and assumptions.  Also, because the valuation assumptions involve a significant amount of GSF management’s judgment, the fair values of GSF investee companies, as reflected in GSF’s net asset value, do not necessarily reflect the prices that would actually be realized upon sale or disposition.  If amounts realized are at values significantly lower than the fair values at which investments have been recorded, we would be required to record losses on our equity investment in GSF.  In addition, changes in values attributed to GSF investments from quarter to quarter may result in volatility in our equity in net earnings (loss) of affiliates that we report from period to period.  Also, a situation where asset values turn out to be materially different than values reflected in prior periods could cause GSF stakeholders, including banks, and current and potential investors, to lose confidence in GSF, which in turn could result in difficulty in raising additional funds for GSF’s future investments.

Fluctuations in exchange rates have had, and could continue to have, an adverse effect on our results of operations.

A substantial portion of our sales are currently denominated in Euros and U.S. dollars, with the remainder in Renminbi, Japanese Yen and other currencies.  A substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in other currencies.  Fluctuations in currency exchange rates have had, and could continue to have, an adverse effect on our results of operations.  Changes in foreign exchange rates may affect the prices of our products sold, our revenues earned, expenses paid and materials purchased in foreign currencies.

Many of our European sales contracts are denominated in Euros rather than U.S. dollars, and therefore we recorded foreign exchange losses accordingly. In 2011, we recognized a net foreign currency exchange loss of $38.2 million, primarily due to the depreciation of the Euro during the second half of year 2011. The Euro may continue to depreciate against the U.S. dollar in 2012, which may result in further foreign exchange losses for us.  Foreign exchange losses may have a material adverse effect on our operating results.  In addition, depreciation of the Euro also had a negative impact on the average selling prices of our products reported in U.S. dollar terms.  We cannot predict the impact of future exchange rate fluctuations on our results of operations and may continue to incur net foreign currency losses in the future.  Although we intend to reduce the effect of exchange rate exposure through hedging arrangements, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.  Continued fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, could result in foreign exchange losses and affect our profit margins.  Also, in 2011, the Renminbi continuously appreciated against US dollars.  Most of our manufacturing facilities are located in China, and a significant portion of our manufacturing costs are Renminbi dominated.  If the Renminbi continues to appreciate against the US dollar, it may have a significant impact on our manufacturing costs in US dollar terms.

In addition, our financial statements are expressed in U.S. dollars, but some of our subsidiaries use different functional currencies, such as Renminbi, Japanese Yen and Euros.  The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries.  To the extent we hold assets denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange gain while any depreciation will likely result in an exchange loss when we convert the value of these assets into U.S. dollar equivalent amounts.  On the other hand, to the extent we have liabilities denominated in currencies other than U.S. dollars, any appreciation of such currencies against the U.S. dollar will likely result in an exchange loss while any depreciation will likely result in an exchange gain when we convert the value of these liabilities into U.S. dollar equivalent amounts.  For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes.  As a result, substantial unfavorable changes in foreign currency exchange rates could have a substantial adverse effect on our financial condition and business results.

We may not be able to accurately forecast customer demand by product type, which could render us unable to fulfill customer orders or could cause us to incur costs associated with carrying excess raw materials.

We rely on internal forecasts of customer demand to plan for the type and volume of products to be manufactured and the timing of such production, and to estimate the type and volume of raw materials (especially polysilicon and silicon wafers) to purchase and the timing of such purchases .  If our internal forecasts do not accurately anticipate customer demand, the level of which may vary for a variety of reasons beyond our control, we may incur costs associated with carrying excess raw materials and/or inventory or not having sufficient raw materials and/or inventory available to fill customer orders, and our business and results of operations could be materially and adversely affected.

It may be difficult to maintain our internal production capabilities for silicon wafers and ingots or to achieve acceptable yields and product performance as a result of manufacturing problems.

We increased our internal production capabilities for silicon wafers and silicon ingots through the acquisition of Rietech.  As of December 31, 2011, we substantially completed the acquisition of Rietech and reached an installed capacity of approximately 1,600 MW for manufacturing wafers and ingots.  We have limited prior operational experience in silicon wafer and ingot production and will face significant challenges in maintaining our internal production capabilities.  The technology is complex and requires costly equipment and the hiring of highly skilled personnel.  We also need to continue to enhance and modify the manufacturing process to improve output and product performance.  Microscopic impurities, such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture silicon wafers can cause a percentage of the silicon wafers to be rejected, which would negatively affect our yields.  We may also experience production difficulties that cause delays and lower than expected output.

We may not be able to manage our expanded operations effectively, and our results of operations for any historical periods may not indicate our future performance and growth.

We commenced business operations in May 2002 and have since expanded rapidly.  We have increased our annualized manufacturing capacity of PV cells from 10 MW in 2002 to 2,400 MW in 2011.  Through acquisition we also built up the wafer and ingot production capacity of 1.600 MW as of December 31, 2011.  To manage the growth of our operations, we will be required to upgrade and improve our operational and financial systems, procedures and controls, grow our manufacturing capacity and operations, and expand, train and manage our employees and staff.  We have opened offices in local markets where we have limited operational experience and rely on our local management.  In 2011, we continued our efforts to localize our sales and marketing efforts in key markets, which has previously included building regional headquarters such as in Schaffhausen (which is outside of Zurich) for Europe, San Francisco for the United States and Dubai for the Middle East.  Additionally, we had previously opened a number of local sales offices including in Australia, Germany, Italy, Korea and Spain, and hired local sales personnel to further develop key relationships and support our growth in targeted markets.  We also increased production operations at our module factory in Goodyear, Arizona in 2011 to more effectively serve the U.S. market.  Failure to effectively manage our local offices and our local management could have a material adverse effect on our business, financial condition and results of operations.  Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties.  We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our scale.  If we are unable to manage our scale effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

In addition, we have a limited operating history.  With the rapid growth of the PV industry, we have experienced a high growth rate since 2002.  However, we have announced that we expect to maintain cell and module production capacity at 2,400 MW and wafer capacity at 1,600 MW in 2012.  As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects.  We may not be able to achieve a similar growth rate in future periods.  Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Advance payments we have provided to our polysilicon and silicon wafer suppliers as well as improved credit terms we have provided for our customers expose us to the credit risks of such suppliers and customers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Most of our supply agreements require us to provide prepayments of a portion of the total contract price to our suppliers, or letters of credit or other forms of credit support with respect to payments without receiving collateral for such payments. While we have sought to renegotiate the terms of advance payments provided to our polysilicon and silicon wafer suppliers, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all our supply agreements.  As a result, our claims for such payments are unsecured claims, which expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy.  We will suffer losses if such suppliers fail to fulfill their delivery obligations under the contracts.  Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments.  In 2011, we fully impaired remaining prepayments we had made to each of Nitol Solar and Shunda Holdings aggregating approximately $21.1 million.  Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

We had benefited from the low interest rate, abundant credit environment prior to the current lending environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms.  Given the tightening of the credit markets, we have extended credit to many new and existing customers or provided them with improved credit terms, including increased credit limits and extended due dates.  Such improved credit terms to our customers created additional demands on our working capital.  In addition, some of these customers are new customers with whom we did not have extensive history of business dealings.  The failure of any of our new or existing customers to meet their payment obligations under the credit terms granted would materially and adversely affect our financial position, liquidity and results of operations.

The reputation and value of the Suntech brand may decline due to the sale of counterfeit merchandise by infringers.

The Suntech brand is an essential asset to our sales and success of our business in general, and we take appropriate actions to protect our trademarks and brand.  We actively pursue those who manufacture or sell counterfeit Suntech products through investigations and civil actions, and we also cooperate with criminal law enforcement agencies to protect our rights.  However, our enforcement actions have not prevented or stopped the imitation and counterfeit of our products or the infringement on our trademark, and counterfeit Suntech products remain available in many markets.  In recent years, there has been an increase in counterfeit products in various markets by unauthorized dealers, including those sold through the internet.  The continued sales of counterfeit products could have an adverse effect on the Suntech brand by damaging our brand and undermining our reputation for quality products, which will render our products less desirable to our customers and the market and result in our loss of sales and profits.

We face intense competition from other companies producing solar energy and other renewable energy products.

The PV market is intensely competitive and rapidly evolving.  The number of PV product manufacturers is rapidly increasing due to the growth of actual and predicted demand for PV products and the relatively low barriers to entry.  If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to maintain or increase our revenues and market share.

Some of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales.  Our competitors include PV divisions of large conglomerates such as Sharp Corporation, PV cell manufacturers such as JA Solar, as well as integrated manufacturers of PV products such as First Solar, Inc. SunPower Corporation, Trina Solar and Yingli Solar.  Some of our competitors have become vertically integrated to operate both upstream polysilicon and silicon wafer manufacturing and downstream PV system integration.

We may also face competition from new entrants to the PV market, including those that offer newer technological solutions or have greater financial resources.  A significant number of our competitors, including First Solar, Inc., are developing or currently producing products based on newer PV technologies, including thin film PV module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies.  A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies.  Furthermore, the entire PV industry faces competition from conventional energy and non-solar renewable energy providers.  Due to the relatively high energy production costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.

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

We will need to invest significant financial resources in research and development to keep pace with technological advances in the rapidly evolving PV industry and to effectively compete in the future.  Our research and development efforts are focused on improving conversion efficiencies, enhancing production processes to reduce silicon usage per watt, developing in-house manufacturing equipment and improving the ability to utilize lower and less expensive grades of silicon to manufacture wafers.  Research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results.  In addition, a variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products.  Therefore, our development efforts may be rendered obsolete by the technological advances of others.  Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely on crystalline silicon would encounter a sudden, sharp drop in sales.  Our failure to further improve our technology, develop and introduce new PV products or respond to rapid market changes and technology evolutions in the solar energy industry could render our products uncompetitive or obsolete, and reduce our sales and market share.

Local content preference rules in national or regional markets may undercut our sales and business operations in those particular localities.

The Canadian province of Ontario launched a feed-in-tariff in 2009 conditioned upon local content preferences rules, which require projects that receive financial support in the form of feed-in tariffs to source 50 to 60 percent of their solar equipment and services in Ontario.  Both the European Union and Japan have launched legal challenges against Ontario’s local content preference rules, alleging such rules as protectionist.  Any future measures by national or regional governments to impose similar local or domestic content preference rules in connection with solar energy subsidies might create hurdles for our sales and general business operations in the relevant markets.  It will also hinder our global expansion efforts and materially and adversely affect our performance, growth and prospects.

Our significant international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in the foreign countries.  If we are unable to effectively manage these risks, our ability to expand our business globally could be materially and adversely affected.

In 2011, we sold 88.2% of our products to customers outside of China. We target to extend our global reach and capture market share through establishment of service networks, manufacturing sites, and logistics centers in the key markets across the world.  Throughout the process of establishing operations in various countries, we could be exposed to risks including political, regulatory, labor, and tax conditions in these foreign countries.  Moreover, we might need to invest heavily in these overseas operations initially in order to attain long term sustainable returns on investments.  These upfront costs incurred could impact our financial performances during initial phases of investment, before profitability can be attained, if at all.  In addition, the international marketing, distribution and sale of our PV products expose us to a number of risks, including:

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

Problems with product quality, product performance or workmanship may cause us to incur warranty expenses and may result in unexpected warranty and product liability claims against us, which may damage our market reputation, prevent us from achieving increased sales and market share and materially and adversely affect our financial condition and result of operations

Our standard PV modules were typically sold with a five-year warranty for defects in materials and workmanship. Since April 2011, we extended the warranty period in relation to defects in materials and workmanship from five years to ten years.  Our PV modules also contain a 5, 12, 18 and 25-year standard warranty against power output declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial nameplate power generation capacity, respectively.  Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power.

The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product. Although Suntech’s BIPV represent a de minimus portion of the panels under warranty, we still have continuing warranty obligations for BIPV products that remain under warranty and these products may contain a higher potential for liability and warranty obligations given that it is a customized product. For certain utility-scale deals in China and the United States, we are required to make a performance guarantee on the energy output of the entire solar power facility for one or three years after commissioning of the solar energy facility.  In certain circumstances, we also provide special warranties to meet our customers’ special requirements, although we generally would impose a surcharge for such customers.

We have sold PV modules since September 2002, and accordingly only a small portion of our PV modules have been in use for more than nine years.  We accrue 0.72% of our Suntech Japan PV module revenues and up to 1.0% of our other PV module revenues as warranty reserve costs at the time revenue is recognized.  As of December 31, 2011, our accrued warranty reserve amounted to $94.1 million.  Because our products and workmanship have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products or workmanship are reasonable.  We perform several tests to expose our PV modules to extreme weather and environmental simulation chambers and in actual field deployments in order to highlight potential failures that would occur over a 25-year warranty period.  We also conduct routine testing for our solar panels. Nevertheless, our PV modules and solar panels have not and cannot be tested in an environment that exactly simulates the 25-year warranty period and it is difficult to test for all conditions that may occur after an installation.

Our warranty provisions may be inadequate, and we may have to incur substantial expenses to repair or replace defective products and provide repairs in the future.  Furthermore, widespread product failures and workmanship defects may damage our market reputation and cause our sales to decline.  In addition, since PV modules are electricity producing devices, it is possible that our modules could result in bodily injury or death, whether by product malfunctions, defects, improper installation or other causes.  We may be subject to warranty and product liability claims in the event that our PV modules fail to perform as expected or if a failure of PV modules results, or is alleged to result, in bodily injury, death, property damage or other expenses.  We cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting negative publicity in our business.  We rely on our product liability insurance to cover product liability claims.  However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. “In 2011, we started to take voluntary remediation measures in connection with certain of our specialty BIPV products used as roofing tiles due to potential risk of fire. In February 2012, the U.S. Consumer Product Safety Commission also approved our remediation plan to correct potentially faulty installations of such BIPV products. In 2011, we incurred an expense of $2,252,633 for costs associated with these remediation efforts.”

In our PV system integration business, we had offered a standard workmanship warranty that included a five-year or a 10-year warranty for defective workmanship or PV system breakdown.  The warranty covers the solar energy generating system and provides for no-cost repair or replacement of the system or system components, including any associated labor cost during the warranty period.  Future product failures for our systems integration business could cause us to incur additional, substantial expenses to repair or replace defective products.  In our PV systems integration business, while we generally passed through manufacturer warranties we received from our suppliers to our customers, we are still responsible for repairing or replacing any defective parts during our warranty period, often including those covered by manufacturers’ warranties.  If the manufacturer disputes or otherwise fails to honor its warranty obligations, our systems integration business may be required to incur substantial costs before we are compensated, if at all, by the manufacturer.  Furthermore, our systems integration warranty may exceed the period of any warranties from our suppliers covering components included in our systems, such as inverters.  As a result, the possibility of future product failures or workmanship defects could cause us to incur substantial expenses and pay damages, which in turn would harm our goodwill and reputation, future sales, financial condition and results of operations.

Our dependence on a limited number of suppliers for a substantial portion of polysilicon or silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities and with the required quality, which could result in order cancellations, penalty payments, decreased revenue and loss of market share.

In 2011, our five largest suppliers supplied in the aggregate approximately 61.6% of our total polysilicon and silicon wafer purchases.  If we fail to develop or maintain our relationships or become involved in disputes with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery.  Problems of this kind could cause us to experience order cancellations, penalty payments, decreased revenue and loss of market share.

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

We currently sell a substantial portion of our PV products to a limited number of customers, including value-added resellers such as distributors and system integrators, as well as end users such as project developers.  In 2011, our top 5 and top 10 largest customers accounted for 19.8% and 30.3% of our total net revenues, respectively.  We anticipate that our dependence on a limited number of customers will continue for the foreseeable future.

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

We need to observe certain financial and other covenants under the terms of our loan agreements, the failure to comply with which would put us in default under those loan agreements.

Our loan agreements contain financial covenants that require us on an annual and semi-annual basis to comply with certain financial covenants, including, but not limited to, debt to EBITDA ratios, debt to asset ratios, and debt to equity ratios.  As of December 31, 2011, we and various of our subsidiaries have not met the financial covenants in all of our commercial bank loans, and we may not be able to comply with those financial covenants from time to time in the future.  In response to such potential breaches, we are currently in discussions with each of the banks to provide us a waiver with respect to these potential breaches, and in the interim we have received oral assurances from each of the commercial banks that they do not intend to declare a default and accelerate such loans.  We cannot assure you that we will be able to continue to receive a waiver from the banks, or that we will comply with the financial covenants under our loan agreements in the future.

If we breach our financial or other covenants and a bank delivers a notice accelerating such loan and demanding immediate repayment, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.  If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the banks, such breach would constitute an event of default under the relevant loan agreement.  As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including accrued interest, and may also result in cross defaults under other borrowing arrangements.  In addition, an event of default under any loan agreement could result in cross-defaults in other loan agreements or notes causing all or a substantial portion of our debt to become immediately due and payable.  However, currently, no default has been declared in any of our loan agreements that could result in a cross default and trigger the acceleration of the maturity of any of our loan agreements.  Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We may enter into joint ventures, consortium agreements or other strategic alliances, which may not be unsuccessful and may subject us to joint and several liabilities and damages for which we are unable to fully manage or control.

Our strategy includes plans to participate in joint ventures, consortiums, or other strategic alliances to win deals and lower the aggregate price on turn-key solar installations and projects.  For example, we entered into a consortium agreement with Zachry Industrial, Inc. in November 2010 to jointly undertake the performance obligations related to the Engineering, Procurement and Construction Agreement, or EPC Agreement, with Sempra Generation.  The amount of revenue or profits that we may derive from these arrangements will be substantially dependent upon our ability to agree with our consortium partners about the management and operation of the consortium agreement.  In addition, even though we cannot control our consortium partner’s performance, we may be jointly and severally liable for all liabilities, damages, and non-performance caused by our consortium partner.  If any liabilities or damages are associated with such projects, there can be no assurance that we will agree with our consortium partner as to who is responsible and liable for those costs or claims.

Our future success depends in part on our ability to undertake strategic transactions, which may include acquisitions,investments and divestments, and to establish and maintain strategic alliances.  Any failure to successfully implement this strategy could have a material adverse effect on our market penetration and revenue growth in future periods.

We intend to continue to evaluate strategic transactions, including acquisitions,investments, divestments and to establish and maintain strategic alliances with third parties in the PV industry.  Our past strategic initiatives included:

•                  focusing on downstream acquisitions, joint ventures and strategic alliances in systems integration and project development, including (i) our acquisition of Suntech Japan (formerly MSK) a leading manufacturer of BIPV systems based in Japan, (ii) our investment in Global Solar Fund, S.C.A, Sicar, or GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector; and (iii) our acquisition of EI Solutions, Inc., a commercial PV systems integration company based in the United States, now part of Suntech America;

•                  investing in upstream suppliers to secure high-quality and low-cost polysilicon and silicon wafers, which included our acquisitions of minority stakes in each of (i) Hoku Scientific, Inc., or Hoku Scientific, (ii) Nitol Solar Limited, or Nitol Solar, (iii) Shunda Holdings Co., Ltd. (Cayman), or Shunda Holdings, (iv) Xi’an Longji Silicon Material Co., Ltd., or Xi’an Longji Silicon, and (v) Rietech,; and

•                  acquiring strategic assets to complement our manufacturing and design capabilities, including (i) our acquisition of KSL-Kuttler Automation Systems GmbH, or KSL-Kuttler, a leading Germany-based manufacturer of automation systems for the printed circuit board industry, and (ii) our acquisition of a majority interest in CSG Solar AG, or CSG Solar, a German company engaged in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology.

Strategic transactions, including acquisitions, investments, divestments and alliances with third parties could subject us to a number of risks, including:

•                  we may face difficulty in assimilating/disaggregating the operations and personnel of acquired businesses;

•                  we may suffer disruption to our ongoing businesses and distraction of our management in acquiring/divesting;

•                  we may experience difficulty in incorporating acquired technology and rights into our offerings and services;

•                  we may incur unanticipated expenses relating to technology and other integration/separation;

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

•                  we may be subject to litigation resulting from our business combinations ,acquisition or divestment activities; and

•                  we may assume unknown liabilities associated with the acquired businesses or be required to retain liabilities associated with divested businesses.

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

We cannot assure you that we will be successful in expanding our business upstream and downstream along the PV product value chain through our strategic initiatives.  Any failure or streamlining to successfully identify, execute and integrate/disaggregate our strategic transactions, including acquisitions, investments and alliances may have a material adverse effect on our growth, business prospects and results of operations.  As a result, the price of our ADSs may decline.  Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities, which could have a material adverse effect on our results of operations and cause the price of our ADSs to decline.

Any failure to integrate acquired businesses into our operations successfully and any material changes to our acquired business beyond our control could adversely affect our business.

In the future, we may continue to acquire companies, products or technologies.  The integration of the operations of any acquired business requires significant effort, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance.  Our efforts to integrate the operations of any acquired business with our existing operations and our ability to execute our plans for an acquired business may be affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of the acquired business, as well as cultural and language differences between different geographic locations.  As a result, we may have to incur additional expenses and expend significant amounts of our management’s time.  Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business.  In addition, there is no guarantee that any such business that we acquire in the future will become profitable or remain so.

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

In addition, we do not have absolute control over companies we invested in or joint ventures where we are the minority shareholder nor do we maintain control over the actions of other shareholders.  In certain instances material changes may occur in these investments or joint ventures that may affect us negatively, such as the transfer of ownership stake to third parties who we are not familiar with or who do not share the same vision as us for the or joint venture.  Such changes may negatively affect the integration of our investments and our business.

We may incur impairment losses on our acquisitions and investments in equity securities.

We have made minority investments in the equity securities of a number of companies, including Hoku Scientific, Nitol Solar, Shunda Holdings, Xi’an Longji Silicon and Wuxi Sunshine.  Under U.S. GAAP, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period.  In 2008, we incurred charges of $60.0 million and $13.8 million related to the impairment of our investments in Nitol Solar and Hoku Scientific, respectively.  In 2010, we incurred charges of $82.3 million related to the impairment of our investment in Shunda Holdings.  In 2011, we also incurred charges of $40.0 million, $48.0 million and $5.0 million related to the impairment of our investments in Nitol Solar, Shunda Holdings and Hoku Scientific, respectively. We cannot assure you that we will not need to incur additional expenses related to the impairment of our investments in the future.  Any such impairment expense could have a material adverse effect on our business, financial condition, results of operations and prospects.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased capital risk.

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements.  In line with market trends, this practice of requiring our customers to make advance payments declined, which in turn increased our need to obtain additional short-term borrowings to fund our working capital requirements.  In 2011, a majority of our revenues were derived from credit sales, generally with payment schedule pursuant to our contracts with the customers.

Despite the more lenient payment terms, our customers may fail to meet their payment obligations, especially due to the global credit crunch that resulted in decrease of available financing, which could materially and adversely affect our financial position, liquidity and result of operations.

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

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel.  In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technology officer.  Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success.  There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel.  If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property.  Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate.  Third parties may infringe on or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results.  Policing unauthorized use of proprietary technology can be difficult and expensive.  Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others.  We cannot assure you that the outcome of such potential litigations will be in our favor.  Such litigations may be costly and may divert management attention as well as divert our other resources away from our business.  An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation.  In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.  The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

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

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties.  The validity and scope of legal claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may have highly uncertain outcomes.  We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties.  The defense of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel.  An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liabilities to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.  Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China and Japan were to be restricted by intellectual property claims by third parties.

As of December 31, 2011, we had a total of 201 issued patents and 294 pending patent applications globally.  The protection of our proprietary technologies outside of China, Japan and Germany is limited, although we have sold, and expect to continue to sell, a substantial portion of our products outside of these countries.  Since the protection afforded by our patents is effectively mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products.  If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected.  If we are required to stop selling such allegedly infringing products, seek licenses and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.

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

Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 30.2% of our outstanding share capital as of December 31, 2011.  As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets and other significant corporate actions.  This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.  These actions may be taken even if they are opposed by our other shareholders.

Failure to obtain sufficient quantities of polysilicon and silicon wafers in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which would reduce, and limit the growth of, our manufacturing output and revenue.

We manufacture 1600 MW of our own wafers through Rietech.  For the remainder of our needs, we depend on the timely delivery by our suppliers of polysilicon and silicon wafers in sufficient volumes.  From 2005 to late 2008, we had experienced an industry-wide shortage of polysilicon and silicon wafers, subjecting us to the risk that our suppliers might fail to supply sufficient polysilicon and silicon wafers to us.  While we do not believe an industry-wide shortage of polysilicon and silicon wafers will re-occur in the short-term because of current market conditions and the creation of additional polysilicon and silicon wafer manufacturing capacity by new entrants to the industry, we cannot assure you that market conditions will not again rapidly change.  We may experience actual shortages of polysilicon and silicon wafers or late or failed delivery in the future for the following reasons, among others:

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

In operating our PV systems integration business we sometimes act as the general contractor for customers in connection with the installation of PV systems.  Generally, essential costs are estimated at the time of entering into the sales contract for a particular project, and these are reflected in the overall price that we charge customers for the project.  These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project.  For example, the cost of commodities used in such projects, such as steel, may fluctuate significantly in price between the time we submit a bid for a project and the time when we actually make purchases for the project.  In addition, we require qualified and licensed subcontractors to install many systems forming part of the project.  Shortages of such skilled labor could significantly delay a project or otherwise increase our costs.  Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs.  Also, some customers require performance bonds issued by a bonding agency or letters of credit issued by financial institutions.  Due to the general performance risk inherent in construction activities, it has recently become increasingly difficult to secure suitable bonding agencies willing to provide performance bonds, and obtaining letters of credit requires adequate collateral.  In the event we are unable to obtain suitable bonding or sufficient letters of credit, we will be unable to bid on, or enter into, sales contracts requiring such guarantees.

In addition, customers undertaking larger PV projects often require the payment of substantial liquidated damages for each day or other time period of the installation not being completed beyond the agreed target date, the amount of which could be up to the entire project sale price.  Customers or other investors in the project may also require that the PV system generate specified levels of electricity in order to maintain their investment returns, allocating substantial risk and financial penalties to us if those levels are not achieved, up to and including the return of the entire project sale price.  Furthermore, customers often require protections in the form of conditional payments, performance guaranties, payment retentions or holdbacks, and similar arrangements that condition its future payments on performance.  Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet these performance criteria, resulting in unanticipated and significant revenue and earnings losses and financial penalties.  Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary PV modules, inverters or other materials.  All such risks could have a material adverse effect on our business and results of operations.

Emerging markets are an important part of our business plans.  As we continue to develop our business in emerging markets, we may face challenges unique to emerging markets that could adversely impact our operations and/or profitability.

We are increasing our sales in emerging markets, such as China and India.  The development of our business in emerging markets, may be a critical factor in determining our future ability to sustain or increase the level of our global revenues.  Challenges that arise in relation to the development of the business in emerging markets include, but are not limited to, more volatile economic conditions, competition with companies that are already present in the market, the need to identify correctly and leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local law/regulation and not being able to recruit sufficient personnel with appropriate skills and experience.  The failure to exploit potential opportunities appropriately in emerging markets may have a materially adverse effect on our financial condition and results of operations.

In addition, we may need to extend longer credit terms and extended repayment plans for certain customers in emerging markets than what we traditionally extend to our customers in Western Europe and the U.S.  The extended credit terms may have a material adverse effect on our cash flows, liquidity and financial condition.

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

The manufacturing processes for producing polysilicon and silicon wafers employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride.  We manufacture our own wafers through Rietech, and we purchase our polysilicon and silicon wafers from our suppliers in the United States, Europe and Asia.  If we or any of our suppliers fail to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity that may have a material adverse effect on our business and results of operations.  Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough alternative polysilicon and silicon wafers for our production needs on commercially reasonable terms, or at all.

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

With respect to greenhouse gases, 114 countries, including the United States, China and India, have agreed to be covered by the Copenhagen Accord climate change agreement.  The United States has pledged to reduce greenhouse gas emissions by about 17 percent by 2020 compared with 2005, contingent on Congress’s enacting climate change legislation.  China has announced it will try to voluntarily reduce its emissions of carbon dioxide per unit of economic growth by 40 to 45 percent by 2020, compared with 2005 levels.

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

Failure to comply with PRC regulations regarding the registration requirements for stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. On January 5, 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individual, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Under these rules, PRC citizens who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. Participants of a stock incentive plan who are PRC citizens must retain a qualified PRC domestic agent, which could be a PRC subsidiary of such overseas publicly-listed company or other qualified PRC domestic institution designated by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. In addition, the PRC domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC domestic agent or the overseas entrusted institution or other material changes.

We and our PRC citizen employees who participate in our stock incentive plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under the PRC laws.  In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options are subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. No assurance can be given that our consultants, who have been or will be granted share options, would be deemed as our employees under the Stock Incentive Plan Rules and will successfully complete the registration of share options with SAFE after the completion of this offering. See ‘‘Item 4. Information on the Company — Regulation — Employee Stock Options’’.

The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.

Our operating subsidiaries incorporated in the PRC are governed by the PRC income tax law, which included until December 31, 2007, the Income Tax Law of the People’s Republic of China for Enterprises with Foreign Investment and Foreign Enterprises and the Provisional Regulations of the People’s Republic of China on Enterprises Income Tax, and, prior to January 1, 2008, were generally subject to the PRC enterprise income tax (“EIT”) rate of 33%, subject to reductions as part of incentives granted to foreign-invested enterprises and domestic companies that qualified as “high and new technology enterprises” operating in a state level economic and technological development zone or in the central or western region in China.  For example, Wuxi Suntech, which is registered and operates in a high-tech zone in Wuxi, a state level economic and technological development zone, has been qualified as a “high and new technology enterprise.”  As a result, it has been entitled to a preferential enterprise income tax rate of 15.0% since January 1, 2008 and it can continue to enjoy the15% EIT rate so long as it continues to operate in the high-tech zone and maintains its “high and new technology enterprise” status.

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

Each of Wuxi Suntech, Luoyang Suntech Power Co., Ltd., Kuttler Automation Systems (Suzhou) Co., Ltd and Zhenjiang Rietech is qualified as a “high and new technology enterprise” under the definition stipulated in the Administrative Measures for the Determination of High and New Technology Enterprises effective as of January 1, 2008.  Wuxi Suntech, Luoyang Suntech Power Co., Ltd., Kuttler Automation Systems (Suzhou) Co., Ltd and Zhenjiang Rietech were successfully approved to be qualified as “high and new technology enterprises” under the new EIT regime on December 1, 2008, December 30, 2008, December 22, 2009 and November 8, 2011, respectively.  The “high and new technology enterprise” status is valid for a period of three years from the date of issuance of the certificate.  Wuxi Suntech and Luoyang Suntech Power Co., Ltd. successfully renewed their “high and new technology enterprise” certificates on October 31, 2011 and October 28, 2011, respectively. If there are significant changes in the business operations, manufacturing technologies or other criteria that cause the enterprise to no longer meet the criteria as a “high and new technology enterprise, such status will be terminated from the year of such change.  We cannot assure you that certain of our other PRC subsidiaries will continue to qualify as “high and new technology enterprises” in future periods.  If any of our other PRC subsidiaries fails to qualify as a “high and new technology enterprise,” our income tax expenses would increase, which would have a material and adverse effect on our net income and results of operations.

Any significant increase in our income tax expenses may have a material adverse effect on our profit for the year.  Reduction or elimination of the financial subsidies or preferential tax treatments we enjoyed prior to January 1, 2012 or imposition of additional taxes on us or our combined entities in China may significantly increase our income tax expenses and materially reduce our net income, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be deemed as a PRC tax resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered as “PRC tax resident enterprises” and are generally subject to the uniform 25% EIT rate as to their worldwide income.  Under the Implementation Regulations issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  As the detailed Implementation Regulations are not clear, we can not assure you whether we will be treated as a resident enterprise for PRC tax purposes.  If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the uniform tax rate of 25%, which would have an impact on our effective tax rate and a material adverse effect on our net income and results of operations.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law and Implementation Regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-tax resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC.  Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.  If we are considered a PRC “tax resident enterprise,” the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, might be treated as PRC sourced income and be subject to PRC tax.  If we and Suntech BVI are deemed to be a PRC “tax resident enterprise”, dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese withholding tax on dividends, and dividends from our Cayman Islands company to ultimate shareholders that are non-PRC tax resident enterprises and do not have an establishment or place in the PRC, or which have such an establishment or place but the relevant income is not effectively connected with the establishment or place, might be subject to PRC withholding tax at 10% or a lower treaty rate.  Our PRC subsidiaries currently do not have any plans to distribute dividends to Suntech BVI, other intermediate holding companies or our Cayman Islands company.

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

On June 29, 2007, the PRC government promulgated a labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008.  The Implementation Rules of the New Labor Contract Law were subsequently promulgated and became effective on September 18, 2008.  The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007, which came into effect on May 1, 2008.  The New Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts.  It also requires the terms of employment contracts to be placed in writing within one month of the commencement of an employment relationship, which may make hiring temporary workers more difficult.  In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer.  Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.  As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations.  These newly enacted labor laws and regulations also impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce.  In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been, and may continue to be, volatile.

In 2011, the trading price of our ADSs as reported by the New York Stock Exchange ranged from a high of $10.71 per ADS to a low of $1.70 per ADS.  The market price for our ADSs may continue to be highly volatile and subject to wide fluctuations in response to a variety of factors, including the following:

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.   As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended on December 31, 2011, although there can be no assurance in this regard.  Under the U.S. Internal Revenue Code of 1986, as amended, the determination of a non-US corporation is a PFIC is made annually.  Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year.  In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.  Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable year.

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

We conduct a significant portion of our operations through Wuxi Suntech.  We have continually invested in the capacity of PV cell and PV modules in China since our foundation.  In December 2010, we acquired the Rietech companies that operate a 375 MW ingot and wafer slicing facility and were spun off from Glory Silicon, a company in which we have an equity investment.  As of December 31, 2011, we substantially completed the acquisition and reached an installed capacity for wafers and ingot of approximately1,600 MW . We have engaged in a number of other acquisitions and strategic alliances in order to further expand our sales channels and customer base, broaden our product mix, enhance our manufacturing and design capabilities, and diversify our geographical presence.See “— Product and Services” and “— Manufacturing.”

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

We made capital expenditures of $142.6 million, $276.2 million, $366.8 million in 2009, 2010 and 2011, respectively.  A certain portion of our capital expenditure in 2009 was used primarily for the completion of our thin film manufacturing facility as well as the construction of our PV cell production and supporting facilities in different locations.  Our capital expenditures in 2010 primarily related to the construction of production facilities in Shanghai and other infrastructure projects to support expansion of Pluto capacity.  In 2011, our capital expenditure was mainly used for our wafer facilities due to the acquisition of Rietech at the end of 2010. We estimate our capital expenditures in 2012 to be in the range of $120 million to $150 million, which will mainly be used to upgrade our equipment, improve our product performance and maintain our installed cell and module production capacity of 2400 MW and our installed wafer capacity of 1,600 MW.  We plan to fund the balance of our 2012 capital expenditures with cash from operations.

B.            Business Overview

Overview

We are one of the leading PV solar manufacturers in the world as measured by production output and deliveries in 2011, with leading positions in key solar markets.  Since we commenced business operations in May 2002, we have grown rapidly to become the world’s largest manufacturer of PV cells and modules, based on production output and deliveries worldwide for residential, commercial, and utility-scale power plant customers.  In 2011 we sold and delivered our 25 millionth PV module.  As a key player in the PV industry, we design, develop, manufacture and market a variety of PV modules and cells.  We also provide PV system integration services to customers in certain regions, and are expanding our support services for utility scale PV systems.

We sell our products in various key solar energy markets worldwide including Germany, Italy, Spain, France, Benelux, Greece, the United States, Canada, China, the Middle East, Australia and Japan.  We currently sell our products primarily through a select number of value-added resellers, such as distributors and system integrators, as well as to end users, such as project developers, that have particular expertise and experience in a given geographic or applications market.  In addition to regional headquarter offices in Schaffhausen, Switzerland, and San Francisco, California, we also have sales and customer support offices in Germany, France, Italy, Spain, Netherlands, Greece, Australia, Japan, Korea, and the United Arab Emirates.  We believe that our local sales offices enhance our ability to localize customer service and support, which help foster closer relationships with our key customers.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt.  We continue to focus on reducing PV solar module costs.  By the end of 2012, we aim to lower our non-silicon processing costs, which we believe could put us in a better cost-competitive position in the marketplace.  In addition, since the fourth quarter of 2011, we have focused on continuing to improve our accounts receivable collections and reducing the holding costs of inventory, which we believe could enhance our cash flows and liquidity.  Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture PV cells and modules with high conversion efficiency rates and on a large scale.  Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity.  As of December 31, 2011, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 18.2% and 16.6%, respectively, which were increased from our 2010 rates of 17.9% and 15.9%, respectively.

We believe our R&D team of leading solar PV scientists, both in China and abroad, together with our China-based development and manufacturing facilities provide us with several competitive advantages, including access to relatively low-cost engineering expertise, skilled labor and facilities.  We leverage our cost advantages by optimizing the balance between automated and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner.  We continuously evaluate and adjust our combination of automated and manual operations in our manufacturing processes in order to optimize our cost structure while improving our manufacturing outputs and quality.  By continuing to improve conversion efficiency, lower material costs, and lower engineering and overhead costs, we believe that we can further reduce our manufacturing costs per watt and achieve a cost advantage over our competitors.

In 2011, we significantly increased our aggregate production to meet strong global demand.  As of December 31, 2011, our annualized aggregate PV cell manufacturing capacity reached 2,400 MW per annum.  We intend to maintain our cell and module production capacity at 2,400 MW and wafer production capacity at 1,600 MW in 2012.  In 2012, we also intend to develop value-added products, engineering, and financial solutions and services to differentiate our company from other PV manufacturers.

Our Products and Services

We design, develop, manufacture and market a variety of PV cells and modules, including a broad range of value-added BIPV products.  Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide.  We also provide PV system integration services to customers in certain regions, and are expanding our support services for utility scale PV systems.  Since 2010, we also began to manufacture silicon wafers and ingots used in manufacturing our PV cells and modules.

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

Silicon Ingots/Polysilicon Wafers

Silicon ingots are hard, stone-like products produced from raw silicon materials.  Silicon wafers are produced by finely slicing pieces from the ingots into quasi-circular wafers.  Wafers are inspected for contaminants before being packed and transferred to be used at our PV cell production facilities.

PV Cells

A PV cell is a semiconductor device made from a silicon wafer that converts sunlight into electricity by photovoltaic effect.  We produce a variety of monocrystalline and multicrystalline silicon PV cells.

PV Modules

A PV module is an assembly of PV cells that have been electrically interconnected and encapsulated via a lamination process into a durable and weather-proof package.  We produce a variety of PV modules ranging from 20 to 300 watts in power, with higher output modules under development.

PV System Integration and Project Development

A PV system consists of one or more PV modules that are physically mounted and electrically interconnected, with system components such as inverters, batteries and power electronics, to produce and reserve electricity.

PV System Integration

Our PV system integration services include the design, installation, commissioning and testing of PV systems.  Our PV system integration services include services such as planning, engineering, procurement of permits and equipment, construction management, monitoring and maintenance.  We offer PV system integration services primarily through one of our subsidiaries, Suntech Energy Engineering Co., Ltd.

Suntech Energy Engineering Co., Ltd. is based in Shanghai, China, and has designed and installed on-grid and off-grid PV systems used in lighting for outdoor urban public facilities, in farms and villages and in commercial buildings.

Project Development

Our project development services include the design, installation and testing services provided in connection with PV system integration projects, as well as long-term commitments or investments in certain projects, such as assisting with on-going project development, arranging for or facilitating the access to financing, and acquiring ownership of equity interest in such projects.

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to contribute up to €258 million to GSF.  As of December 31, 2011, we had contributed a total of €155.7 million, fulfilling all of our contribution obligations as of such date, and had a remaining capital call commitment of €94.4 million after we transferred 6.7% shares in GSF to Mr. Romero in November 2011.  See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

We continue to explore potential project development and joint venture opportunities in Thailand, South America, South Africa, Germany, and Australia.

Other – KSL-Kuttler

We manufacture automation systems for the printed circuit board industry through our KSL-Kuttler subsidiary.

Manufacturing

Our future success depends on our ability to continue to manage our production facilities effectively, further improve the conversion efficiency of our products, and reduce our manufacturing costs.  Our vertical integration of productions from wafers to modules has enhanced our ability to streamline operations and capture synergies along the supply chain.  In addition to the cell efficiency gains we expect from our Pluto technology, we are in the process of capturing module efficiency gains from improved operational practices.  Leveraging our leading market position, we are investing in improved strategic sourcing to further lower our silicon and non-silicon material costs.

In order to maintain our record of high capacity utilization, we have introduced and will continue to introduce in-house designed automation equipment.  This has already enabled us to reduce manufacturing headcount, which would otherwise negatively affect our growth potential.

We will continue to assess and adjust our combination of automated and manual operations to optimize our manufacturing process in a cost-effective way.  The combination of automated and manual operations enables us to produce PV cells with either monocrystalline or multicrystalline silicon wafers, which gives us flexibility in raw material procurement and enables us to respond to changes in demand for product specifications; such capability is more difficult to achieve with fully automated processes often utilized by necessity in countries with higher labor costs.  At the same time, our flexible manufacturing approach enables us to maintain high manufacturing yields.

In the first quarter of 2012, we began to consider further initiatives in relation to the in-house manufacturing of original equipment as well as contracting third parties to manufacture Suntech labeled PV modules.

Manufacturing Processes

To produce monocrystalline silicon ingots, silicon raw materials are first melted in a quartz crucible in the pulling furnace.  A thin crystal seed is then dipped into the melted material to determine the crystal orientation.  The seed is rotated and then slowly extracted from the melted material which solidifies on the seed to form a single crystal.  To produce multicrystalline ingots, molten silicon is transformed into a block through a casting process in a furnace.  Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks.  Such multicrystalline ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

In addition, in 2011 we began to utilize a new process of producing silicon ingots through a casting process in which we are able to derive from the ingots both monocrystalline wafers and wafers having features of both monocrystalline and multicrystalline wafers.  Wafers derived from the center of ingots cast in this new process tend to be monocrystalline, whereas wafers derived towards the outer edges of the ingot cast in this new process tend to have both monocrystalline and multicrystalline characteristics.  The monocrystalline wafers derived through this casting process can be produced at a lower cost than traditional methods of deriving a monocrystalline wafer from a monocrystalline ingot grown from a crystal seed.

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

PV cell manufacturing begins with chemical treatment of the wafer surface, which reduces the PV cell’s reflection of sunlight.  Through a thermal process, or a diffusion process, certain impurities are introduced into the silicon wafer so as to form an electrical field within the PV cell.  Electrical isolation between the front and back surfaces of the silicon wafer is achieved by edge isolation, which involves removing a very thin layer of silicon around the edge and back of the wafer.  An anti-reflection coating is then applied to the front surface of the PV cell in order to enhance its absorption of sunlight.  We screen print negative and positive metal contacts, or electrodes, onto the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to allow sunlight to be absorbed.  Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at high temperature.  We complete the manufacturing of PV cells by testing and sorting.

Difference exists in the manufacturing processes for monocrystalline and multicrystalline silicon PV cells. The chemical treatment process for manufacturing monocrystalline silicon PV cell produces a “pyramid-textured surface”, which traps sunlight into the silicon.  For the manufacturing of multicrystalline silicon PV cells, typically a similar type of surface structure cannot be readily formed, and as a result the surface reflection levels of multicrystalline silicon PV cells are usually higher than those of monocrystalline silicon PV cells.  We have developed a patented process that allows the formation of a similar surface structure in monocrystalline silicon PV cells.  We believe that this technology allows us to achieve high conversion efficiencies for multicrystalline silicon PV cells.

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

The diagram below illustrates the PV module manufacturing process:

In April 2008, we acquired KSL-Kuttler, a leading manufacturer of wet processing and automation systems for printed circuit board industry based in Germany.  In 2010, we substantially reduced our operations in Germany to improve cost effectiveness.  In 2011, we embarked on a plan to increase the manufacturing capacity of the Suzhou plant of KSL-Kuttler through construction of new facilities in the size of approximately 108,728 square meters, which are expected to be completed in 2012.

Manufacturing Capacity Expansion

In 2011, we increased our cell capacity to 2,400 MW up from 1,800 MW in 2010 as a result of the additional capacity we acquired through our joint venture, Wuxi Sunshine.  We entered this joint venture with two Wuxi based companies, Wuxi Industrial Development Group and Wuxi New District Economic Development Group, to own and operate PV cell production facility of a manufacturing capacity of up to 1,200 MW co-located at our Wuxi campus.  We have achieved 600 MW of PV cell capacity currently at Wuxi Sunshine and, subject to future demand visibility, may consider implementing the second phase addition of 600 MW PV cell capacity.  By the end of 2011, we reached a total cell manufacturing capacity of 2,400 MW composed of 1,800 MW in Wuxi, 400 MW in Shanghai, and 200 MW in Luoyang.

In support of our move towards becoming a more vertically integrated producer, we acquired Rietech in 2010, which was spun off from Glory Silicon, a China-based silicon ingot and wafer manufacturing facility.  During 2011, we increased ingot and wafer production capacity, and as of December 31, 2011, we had 1,600MW of ingot and wafer production capacity which we intend to maintain in 2012.

The total module manufacturing capacity of 2011 was 2,400 MW, which includes our total Pluto-enabled capacity ready for production of approximately 450 MW.  As a result of the augmented manufacturing capacity, in 2011 we were able to ship 2,095.5 MW of our solar products, representing a 33.3% increase from 2010.

In 2012, we intend to maintain our cell and module production capacity at 2,400 MW and wafer production capacity at 1,600 MW.

Raw Materials

Raw materials required in our manufacturing process include silicon wafers, ethylene vinyl acetate, metallic paste, tempered glass, tedlar-polyester-tedlar material, connecting systems and aluminum framing.  Our raw material procurement policy is to use only vendors who have demonstrated quality control and reliability, and to maintain multiple supply sources for each of our key raw materials so that issues with any one vendor will not materially disrupt our operations.  Except for arrangements pursuant to certain long-term supply agreements, we evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly.  We maintain adequate supply of silicon wafers and other raw materials based upon regular estimates of customer orders and optimized production plan.

We have adopted an initiative to increase purchases of raw materials from suppliers based in China that provide goods of comparable quality as those produced outside of China but at a lower cost and with a shorter lead and delivery time.  Such initiative concerns suppliers for silicon wafers, tempered glass, ethylene vinyl acetate, tedlar-polyester-tedlar material, aluminum framing and metallic paste.

Polysilicon and Silicon Wafers

Polysilicon and silicon wafers are the most important raw materials for making PV products.

Currently, we have business relationships with over 50 suppliers of polysilicon and silicon wafers.  We procure a significant portion of our polysilicon and silicon supplies from suppliers under fixed price contracts, including multi-year supply agreements.  We procure our remaining polysilicon and silicon wafer supplies through short-term supply agreements and from the spot market.  Since 2010, we also began to manufacture silicon wafers, which can be used to satisfy a portion of our wafer need for manufacturing our PV cells and modules.

Multi-year Supply Agreements

After the financial crisis in 2008, demand for solar products had substantially revived for a short period, leading to rising selling prices of silicon wafers, our key raw material of production. We entered into a number of multi-year supply agreements in the three year period from 2006 to 2008 to secure the volume required to meet our consumption demand for module productions.  In 2011, we entered into one additional long-term silicon supply contract.  These supply agreements accounted for a significant portion of the polysilicon and silicon wafers consumed in our manufacturing activities in 2011.

Many of our multi-year supply agreements were structured as “take or pay” arrangements, which allowed the suppliers to invoice us for the full purchase price of polysilicon or silicon wafers we committed to purchase each year, whether or not we actually order the required volume.  Towards the end of the third quarter in 2011, the market prices for polysilicon and silicon wafers experienced significant declines to a level substantially lower than the contract price under our multi-year supply agreements, and also below the cash cost for smaller manufacturers, although there was a rebound in price in the first quarter of 2012. Nevertheless, we have sought to renegotiate the terms of our “take or pay” supply agreements since 2009, and we were able to renegotiate the pricing and volume delivery mechanism for a substantial portion of these supply agreements to make them more in line with spot market pricing so as to maintain our cost competitiveness.

•      Multi-year Polysilicon Supply Agreements.  Multi-year Polysilicon supply agreements continued to account for a significant portion of our 2011 consumption.  Throughout the course of 2011, we were able to renegotiate prices on a monthly or quarterly basis for majority of our polysilicon supply agreements.

•      Multi-year Wafer Supply Agreements. Wafers procured under our multi-year wafer supply agreements accounted for a significant portion of our consumption of wafers in 2011. Nevertheless, the percentage of our wafers procured under multi-year agreements decreased as we terminated our multi-year supply agreement with MEMC in 2011.  We have another multi-year wafer supply agreement expiring in the second quarter of 2012, which will further significantly reduce the volume of our wafer requirements subject to the “take or pay” clauses in 2012. This allows us to further increase the utilization at our own Rietech facility and also provide us with greater sourcing flexibility.

Despite the success in renegotiating some of our multi-year supply agreements, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements. Even under renegotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant.  See “Item 3.  Key Information — Risks Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw materials costs may be limited as a result of our multi-year supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability.”

Strategic Investments in Upstream Suppliers and Subsequent Developments

We have also made strategic equity investments in upstream suppliers due to our growing reliance on spot market purchases of silicon.  We entered into the following strategic investments as part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.  In 2011, we impaired our investments in two of these companies.

•                  In March 2008, we acquired an 11.7% equity interest in Hoku Scientific for a total consideration of approximately $20.0 million.  Hoku Scientific is a public company listed on the Nasdaq Global Market and operates a polysilicon manufacturing facility in Idaho.  In December 2009, Tianwei New Energy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting our holdings of Hoku Scientific to approximately 4.19%.  We entered into a long-term supply agreement in June 2007 with Hoku Materials Inc., or Hoku Materials, a subsidiary of Hoku Scientific, for the supply of polysilicon beginning in 2009.  In mid-2011, we amended our agreement with Hoku Materials to shorten the initial term of the contract from 10 years to one year, subject to renewal on a yearly basis.  In 2012, the agreement was further amended to reduce the supply amount and change the pricing terms from fixed prices to be based on spot prices on the market.

•                  In March 2008, we acquired a total of 14.0% equity interest in Nitol Solar for a total consideration of approximately $100 million through the purchase of newly issued shares of Nitol Solar in three tranches.  Nitol Solar is a privately held company incorporated in the Jersey Islands and is in the process of operating a polysilicon manufacturing facility near Irkutsk, Russia. In March 2009, our investment in Nitol Solar was diluted to approximately 11.5% due to a financing transaction by Nitol Solar.  We entered into a supply agreement in August 2007 with Solaricos Trading, Ltd., or Solaricos, one of Nitol Solar’s subsidiaries, for the supply of polysilicon beginning in 2009.  This agreement was amended in 2008 and 2009 to provide for, among others, variations on pricing and volume.  As of December 31, 2010, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.3 million. In the third quarter of 2011, we fully impaired such outstanding prepayment as well as the remainder of our investment in Nitol Solar following the receipt of notice from lenders to Nitol Solar that such lenders were foreclosing on a security interest securing loans made by such lender; such security interest consisted of substantially all assets of Nitol Solar.

•                  In May 2008, we acquired an 18.0% equity interest in Glory Silicon for a total consideration of approximately $21.4 million.  Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operated PRC-based wafer manufacturing facilities.  We entered into two definitive wafer purchase contracts with Glory Silicon in 2008, including a five-month wafer supply contract starting from September 2008 and a three-year wafer supply contract starting from August 2009.  Since May 31, 2010, Glory Silicon had gone through a reorganization process to split its China mainland operation among its shareholders.  As part of such reorganization, effective on June 1, 2010, certain of Glory’s assets and liabilities were injected into the newly incorporated Rietech companies.  Our then existing supply contracts with Glory Silicon were also assigned to Rietech. From June to December 2010, the equity interests in Rietech were held and the assets and liabilities injected into Rietech were jointly controlled by us and two other investors.  In December 2010, to transform our Company from a pure cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, we acquired the equity interests the other two investors had in the Rietech companies, and certain other non-operating entities, for a total cash consideration of US$123.4 million.  As a result we acquired the 100% interest in Rietech , and Glory Silicon had ceased being an affiliate of us as of December 31, 2010.

•                  In May 2008, we acquired a 15.8% equity interest in Shunda Holdings for a total consideration of approximately $101.9 million through the purchase of convertible preferred shares.  The preferred shares were later converted to common shares in 2009.  Shunda Holdings is a manufacturer of polysilicon and wafers based in China.  We entered into a definitive thirteen-year silicon wafer supply agreement in with a subsidiary of Shunda Holdings January 2008, pursuant to which it would supply us specified annual volumes of silicon wafers with an aggregate total volume of approximately 7,000 MW from 2008 to 2020.  In 2010, we amended our procurement agreement with Shunda allowing us to renegotiate the price and volume on a monthly basis.  In December 2010, we indirectly acquired an additional 20.85% equity interest of Shunda. In the third quarter of 2011, we fully impaired the remaining prepayment of $10.8 million to Shunda Holdings and fully impaired the remainder of our investment in Shunda Holdings.

•                  In May 2008, we acquired a 5.0% equity interest in Xi’an Longji Silicon for a total consideration of $7.3 million.  Xi’an Longji Silicon, a privately held company incorporated in the PRC, manufactures wafers and is in the process of expanding its wafer production capacity.  Our interest in Xi’an Longji Silicon was diluted to 4.7% in February 2009 and 4.4% in 2010 as a result of additional share issuances.  We entered into a five year wafer purchase agreement with Xi’an Longji Silicon in January 2008 with adjustable purchase price based on market trends.  In 2010, we signed a new six -year wafer tolling and procurement agreement with Xi’an Longji, which superceded the previous five -year procurement agreement and allows us to renegotiate contract volume and price every quarter based on market oriented pricing mechanism and our actual needs.

•                  From January 2009 to October 2009, we acquired an aggregate of 20% equity interest in Asia Silicon, a privately held company incorporated in the British Virgin Islands, which began commercial operations in late 2008 as a polysilicon manufacturer in Qinghai, China.  We entered into an agreement with Asia Silicon in January 2007 to purchase high purity polysilicon with a total value of up to $1.5 billion over a 16-year period.  Due to a change in strategy, we disposed of our interest in Asia Silicon on December 1, 2010, for cash consideration of $23.9 million.  In July, 2011, both parties renegotiated and reached a new polysilicon purchase agreement, under which we will purchase polysilicon from Asia Silicon with a total volume of 63,300 tons over a 9-year period starting from 2012. According to the new agreement, the price is negotiable quarterly with reference to our average purchase price under other long-term polysilicon supply contracts, and the existing prepayment will be gradually deducted from 2012 through 2017.  As of December 31, 2011, we had a $69.1 million prepayment to Asia Silicon.

•                  In November 2010, we committed to subscribe 40% equity interest in Wuxi Sunshine, a newly established joint venture engaging in PV cell manufacturing.  We entered into a five-year processing agreement with Wuxi Sunshine in September 2010 whereby Wuxi Sunshine will provide cell processing services to us.  As of December 31, 2011, we had invested $39.6 million in Wuxi Sunshine, representing 40% of its share capital.

During the first quarter of 2012, we continued to explore further investment opportunities in third parties that manufacture the raw materials for our PV cells and modules, including certain Taiwanese manufacturers.

Quality Assurance and Certifications

We employ quality assurance procedures at key manufacturing stages to identify and solve quality issues early on in the process.  Our quality assurance procedures include raw material quality assurance, process monitoring and PV cell quality and reliability assurance.  If a problem is detected, a failure analysis will be performed to determine the cause.

We have received many types of international certifications for our quality assurance programs, which we believe demonstrate our technological capabilities and instill customer confidence.  The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2011.

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

The design and manufacture of crystalline silicon PV cells, modules and application systems

March 2006	UL certification, conducted by Underwriters Laboratories, against the standard of UL1703 3rd edition.	Certain models of our PV modules

June 2005 to December 2006	IEC61215:1993/2005 test standard, administered by Arizona State University Photovoltaic Testing Laboratory.	Certain models of our PV modules

July 2007	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	Certain models of our PV modules

August 2007	VDE certification, conducted by VDE testing and certification institute, against the requirement of IEC61215:2005 and IEC61730-1,-2	Certain models of our PV modules

December 2007	Export Inspection Exemption Certificate, the only certificate in PV industry issued by China General Administration of Quality Supervision Inspection and Guarantee	All models of PV modules

March 2008	“Golden Solar” certification by CGC, against the requirement of GB/T9535-1998.	Certain models of our PV modules

August 2008	CQC/CCC certification, conducted by CQC (China Quality Certification Center), against the requirement of GB/T 9535-1998 and GB 9962-1999.	Certain double glass models of our PV modules

October 2008	KIER certification, conducted by Korea New and Renewable Energy Center	Certain models of our PV modules

March 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	Certain models of our PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

September 2009	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, against the requirement of IEC61215 2nd edition, IEC61730-1,-2, 1st edition.	Certain models of our PV modules

September 2009	TUV certification, conducted by TuV Rheinland Product Safety GmbH, against the requirement of IEC61215:2005 and IEC61730-1,-2.	PLUTO series module

October 2009	CSA certification, conducted by CSA international, against the requirement of UL1703 3rd edition and ULC/ORD C1703-01	PLUTO series module

March 2010	MCS certification, conducted by BBA (British Board of Agreement), against the requirement of MCS005 Solar Photovoltaic Modules.	Certain models of our PV modules

May 2010	TUV certification, conducted by TUV Rheinland Japan, test in Ammonia Gas Atmosphere according to DIN 50916:1985 T2.	Certain models of our PV modules

May 2010	VDE certification, conducted by VDE, according to IEC82/576/CD:2009 (IEC61701 Salt mist corrosion testing of PV modules)	Certain models of our PV modules

Jan 2012	TUV certification, conducted by TUV Rheinland LGA Products GmbH, test in Ammonia corrosion testing of photovoltaic (PV) modules” according to 2PfG 1917/05.11	Certain models of our PV modules

Markets and Customers

We sell our products in various key markets worldwide, including Germany, Italy, Spain, France, Benelux, Greece, the United States, Canada, China, the Middle East, Australia and Japan. The following table summarizes our net revenues generated from different geographic locations:

	Year Ended December 31,
	2009		2010		2011
Region	Total Net Revenues	%	Total Net Revenues	%	Total Net Revenues	%
	(In millions, except percentages)
Europe:
Germany	$701.8	41.4%	$818.5	28.2%	$631.0	20.1%
Spain	61.1	3.6	86.5	3.0	44.6	1.4
Italy	200.1	11.8	473.9	16.3	150.6	4.8
France	108.4	6.4	223.0	7.7	239.0	7.6
Benelux	74.2	4.4	124.8	4.3	132.5	4.2
Others	107.9	6.4	191.0	6.6	232.1	7.4
Europe Total	1,253.5	74.0	1,917.7	66.1	1,429.8	45.5
United States	160.4	9.5	443.3	15.3	723.7	23.0
China	75.7	4.5	154.0	5.3	371.6	11.8
Australia	33.5	2.0	120.0	4.1	136.4	4.3
Japan	81.6	4.8	134.2	4.6	143.9	4.6
Others	88.6	5.2	132.7	4.6	341.2	10.8
Total net revenues	$1,693.3	100.0%	$2,901.9	100.0%	$3,146.6	100.0%

Sales and Marketing

We currently sell our products primarily through a selected number of value—added resellers, such as distributors and system integrators, and to end users such as project developers with experience in a given geographic or applications market.  We have also established local sales offices in our certain key markets such as Australia, France, Germany, Italy, Japan, the United Arab Emirates South Korea and the United States.  We believe our local sales offices enhance our ability to provide localized customer service, support and sales, which will help foster closer relationships with our key customers.

We have extensive distribution channels and broad brand recognition in key solar markets.  We have been selling PV cells and modules to European countries for more than eight years and the United States for more than seven years, and have supplied PV modules to a number of large and high-profile installations in both Europe and the United States.  Due to our track record of supplying high quality, reliable and cost-effective PV modules to high-profile customers, we have developed strong brand recognition in key solar markets.

Our worldwide teams, which have an in-depth understanding of the local business environment and PV markets, enable us to develop strong relationships with our key customers.  They provide customers with a high standard of service before, during, and after sales.  Our major international customers include Sempra Generation (e.g. Mesquite Solar 1, LLC), Biosar Energy S.A, RMT, Energiebau Solarstromsysteme, Bangchak Petroleum Public Company, Krannich Solar, and Solarhybrid.  We believe that our extensive international sales and distribution network and wide brand recognition enable us to introduce new products into the market quickly and provide better service to our customers.

We sell our PV modules primarily through sales contracts with a term of less than one year. Typically we are obligated to deliver PV modules according to previously negotiated prices and delivery schedules.

Warranty

Our standard PV modules were typically sold with a five-year warranty for defects in materials and workmanship. Since April 2011, we extended the warranty period in relation to defects in materials and workmanship from five years to ten years. In addition, our PV modules also contain a five, 12, 18 and 25-year standard warranty against nameplate output declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively.  Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power.  The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product.  Additionally, a few of our customers have requested us to assume post-sale obligations. These obligations primarily consist of (i) guaranteeing minimum system output for a certain period of time, normally less than five years, which requires us to compensate the customer for losses if the system output is lower than the minimum requirement; and (ii) providing certain post-sale system quality warranty for a certain period of time, normally less than five years.

We accrue warranty costs when recognizing revenue and recognize such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to our limited history of manufacturing solar modules, we do not have a significant history of warranty claims. Based on our best estimates of both future costs and the probability of incurring warranty claims, we accrue product warranty costs at 0.72% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues. Our estimates are based on a number of factors, including (1) an analysis of actual historical costs incurred in connection with warranty claims, (2) an assessment of our competitors’ accrual practices and claim history, (3) changes in the market price of our PV products required to be incurred for us to provide the warranty service, and (4) results from academic research, including industry-standard accelerated testing, and other assumptions that we believe to be reasonable under the circumstances. We believe the change of warranty policy in April 2011 did not have a material effect on the warranty accrual rate. We acknowledge that such estimates are subjective and will continue to analyze our own claim history, the performance of our products compared to our competitors, PV products pricing trend and academic research results to determine whether our accrual is adequate. If we begin to experience warranty claims of a different level than that reflected in our current accrual rate, we will prospectively revise the warranty accrual rate.

Intellectual Property

We rely primarily on a combination of patent, trademark, trade secret, copyright and domain name protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property.  As of December 31, 2011, we had a total of 201 issued patents and 294 pending patent applications globally.  With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests.  We believe that many elements of our PV products and manufacturing processes involve proprietary know—how, technologies or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures.  We have taken security measures to protect these elements.  Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us.  These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us.  We take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data.  We also deployed a data safety protection system in 2011 to better protect our key know-how.

We maintain nearly 400 trademarks globally.  We maintain trademark registrations in China, including but not limited to the names Suntech, Suntech Power, HIPERFORMA, RELIATHON, and our logo.  One of our trademarks in China is recognized as well-known trademark by the State Administration of Industry and Commerce in the PRC.  We have registered, or are in the process of registering, such names in the United States, Canada, the European Union, Australia, New Zealand, India, Japan, South Korea, Hong Kong, Indonesia, Singapore, Malaysia, Thailand, the United Arab Emirates, Israel and South Africa.  As our brand name is becoming more recognized in the PV market, we are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We also take legal actions to appropriate to challenge registrations of trademarks that may cause confusion to our customers in the market.

In an effort to prevent and curb the trade of imitation and counterfeit products that infringe our rights, we have worked with customs agencies around the world to seize and destroy such infringing products.  We continue to monitor potential risks of infringement worldwide, and will continue to protect our intellectual property rights as necessary.

We maintain nearly 100 domain names globally, including suntech-power.com and many similar domain names as a defensive method.  We also take legal actions as appropriate to challenge registrations of domain names which may cause confusion to our customers.

We will continue to enforce our intellectual property rights against alleged infringers worldwide.  As of December 31, 2011, we did not faced any material allegations of our infringement upon intellectual property rights of third parties brought against us.

Competition

We are one of the world’s leading solar energy companies as measured by production output of crystalline silicon solar modules.  The PV market is intensely competitive and rapidly evolving.  The number of PV product manufacturers has rapidly increased due to the growth of actual and predicted demand for PV products and the relatively low barriers to entry.  Our competitors include PV divisions of large conglomerates such as Samsung Corporation, specialized cell manufacturers such as JA Solar, as well as integrated manufacturers of PV products such as First Solar, Inc. SunPower Corporation, Trina Solar and Yingli Solar.  Some of our competitors, including Trina Solar and Yingli Solar, have become vertically integrated from upstream polysilicon and silicon wafer manufacturing to PV system integration .  We also expect to face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources.

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

Environmental Matters

Our manufacturing processes generate emissions, noise, waste water, and other industrial wastes.  We have installed various types of anti pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process.  We outsource the treatment of some of our waste water and other liquid wastes to third party contractors.  Our operations are subject to regulation and periodic monitoring by local environmental protection authorities in Wuxi.  We obtained ISO 14001 certification for our manufacturing facilities in Wuxi in September 2006.  ISO 14001 prescribes standards for management of organizations to achieve an effective environmental management system.

The “end of life” treatment of electrical and electronic waste is receiving greater legislative attention globally and PV modules may be included within the scope of legislation covering such end of life waste.  Within Europe it is anticipated that legislation will impose a producer responsibility to ensure end of life treatment of PV modules.  In Europe, the organization PVCycle, of which we are a member, is coordinating the creation of an effective end of life take back and recycling scheme.  Our crystalline PV modules have an expected operational life in excess of 25 years as in line with those of our leading industry peers, and therefore only a small volume of our modules (significantly less than 0.1% by weight), including those suffering damage in operation, are currently being returned as having reached their end of life.  Our crystalline PV modules currently have an aluminum frame and a plastic junction box.  Once these are removed, the remaining laminate is over 95% by weight glass and therefore can be recycled within existing glass recycling facilities.  On this basis the costs of meeting the legislative requirements of producer responsibility are anticipated to be approximately 1% to 2% of the selling price of the modules.

Insurance

We maintain property insurance policies with reputable insurance companies covering our equipment and facilities.  These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters.  Insurance coverage for our inventory and fixed assets other than land amounted to approximately $2,572 million as of December 31, 2011.  We maintain insurance policies in respect of marine, air and inland transit risks for the export of our products.  We also maintain insurance against business disruptions.  We consider our insurance coverage to be adequate.  However, significant damage to any of our manufacturing facilities and buildings, whether as a result of natural disaster or other causes, could still have a material adverse effect on our business, financial condition and results of operations.  In 2011, we paid an aggregate amount of approximately $5.18 million in insurance premiums.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Government Directives

China in recent years has undertaken a number of other initiatives to encourage the development of the renewable energy sector and, in particular, the solar energy sector .In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006.  The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non fossil fuel renewable energy and their on grid application.  In its recent amendment effective as of April 1, 2010, it is specified that a development fund is to be set to compensate the high cost of renewable energy projects.  In order to expand the application of renewable energy, it also requires grid companies to enhance the construction and the management of the grid network.  The law also specifies that the state will take measures to purchase all the renewable energy generated by various power plants.  In August 2011, the NDRC released a directive which set forth a uniform national feed in tariff for the solar energy generated by power plants. The law also encourages the installation and use of solar energy water heating systems, solar energy heating and cooling systems, photovoltaic systems and other solar energy utilization systems.  It expressly contemplates and permits financial incentives, such as governmental funding, preferential loans and tax preferences for the development of renewable energy projects.  Since 2005, the State Council, the NDRC, the Ministry of Construction and the Ministry of Finance promulgated a number of directives to encourage the expansion of the renewable energy power generation industry, including the solar industry.  These directives set forth specific measures relating to pricing of electricity generated by solar and other renewable power generation systems and sharing by all utility end users of certain costs incurred by solar and other renewable power generation systems.  The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law. In addition, some provincial governments also promulgated some measures to stimulate the utilization of solar energy.

Environmental Regulations

Our research and development and manufacturing activities may use, generate and discharge toxic, volatile or otherwise hazardous chemicals and wastes.  We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials.  The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Assessment of Environmental Impact, Regulations on the Assessment of Environmental Impact of Plans,  the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, the Law of PRC on the Prevention and Control of Noise Pollution and PRC regulations regarding Administration of Construction Project Environmental Protection.

Restrictions on Foreign Businesses and Investments

The principal regulation governing foreign ownership of photovoltaic businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, updated and effective as of January 30,  2012.  Under this regulation, the photovoltaic business is listed as an industry where foreign investments are encouraged.

Taxation

See “Item 10.  Additional Information. — E. Taxation.”

Dividend Distribution

Pursuant to the PRC Foreign Exchange Administration Regulation promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE or its local branches, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

•                  PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended in 1990 and 2001;

•                  Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987 and 2001;

•                  PRC Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended in 2000; and

•                  Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may, subject to the ongoing compliance with applicable foreign exchange regulations, pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign -invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Silicon Metal Industry

Silicon metal is a key material for manufacturing polysilicon.  Manufacturing of silicon metal is not encouraged, due to its high energy consumption and pollution of the environment, but is permitted by the PRC government.  Any foreign enterprise’s investment in the silicon metal industry requires approval from the National Development and Reform Commission, or the NDRC.  In a notice which became effective March 1, 2008, the NDRC set stricter requirements for the silicon metal industry. In addition, according to the Foreign Investment Industrial Guidance Catalogue, updated and effective as of January 30, 2012, polysilicon manufacturing business is removed from being an encouraged foreign investment category and is categorized as a permitted foreign investment industry. These requirements affect our investments in and acquisitions of businesses engaged in the silicon metal industry.

Anti-Monopoly Law

On August 30, 2007, the Standing Committee of the National People’s Congress of China adopted the Anti-Monopoly Law, or AML, which took effect as of August 1, 2008.  On August 1, 2008, the State Council of China adopted the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, or the SDCBO, which took effect as of August 3, 2008.  The AML models itself on the European Union competition laws and includes provisions related to merger control, monopoly agreements, restraints on trade, and abuses of dominant market positions.  Under the AML and the SDCBO, a notification must be sent to and the approval must be sought from the Ministry of Commerce for any business combination (including mergers, acquisitions and joint ventures) that may restrict or eliminate competition in the Chinese domestic market require.

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

In addition, certain types of agreements between competitors are forbidden by law if such agreements eliminate or restrict competition.  These agreements include price fixing, output or sales restrictions, market sharing, restrictions on the purchases of new technology or facilities, and collective boycotts.  In the case of vertical agreements (between parties at different levels of the supply chain), fixing resale prices and restricting minimum resale prices are forbidden (unless an exemption applies).

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

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•                  PRC Foreign Exchange Administration Regulation (1996), as amended in 1997 and 2008; and

•                  The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Exchange Administration Regulation, the Renminbi is convertible for current account items, which include, among others , dividend payments, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local branches. Under the Foreign Exchange Administration Regulation, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at the banks authorized to conduct foreign exchange transactions by complying with certain procedural requirements such as providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local branches. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local branches and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used.Pursuant to Circular 142, the RMB funds obtained from the settlement of foreign currency-denominated registered capital of a foreign-invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if the proceeds of such loans have not yet been used.

Violations of Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulation.

Regulation of Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005.  SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE.  SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them.  The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China.  The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit.  The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

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

On May 20, 2011, the SAFE issued the Notice on Implementation Rules Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or the Circular No. 19, which came into effect on July 1, 2011. Circular No. 19 further specifies the SAFE registration formalities in terms of domestic residents setting up a special purpose company, SAFE registration alteration, and rectification procedures.

Employee Stock Options

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementing Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Stock Incentive Plan Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. According to the Stock Incentive Plan Rules, if a PRC domestic individual participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise of stock options and the purchase and sale of stocks. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas publicly-listed company must be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC agent before distribution to such individuals.

Our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Incentive Plan Rules as our Company is an overseas publicly-listed company. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under the PRC laws. In addition, SAT has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC administrative authorities.

C.            Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of December 31, 2011.

(1) Power Solar System Pty. Ltd. is currently in the process of being liquidated.

D.            Property, Plant and Equipment

Our research and development and manufacturing facilities are located principally in the PRC.  We are headquartered in the New District in Wuxi, Jiangsu province, PRC.  The premises for our headquarters and research and development and most of our manufacturing facilities in China are owned by us.  The following table sets forth the location and size of the premises for our major operations as of December 31, 2011.

Location	Square Meters (Approx.)	Remarks
Wuxi, Jiangsu Province, PRC	236,000	Corporate headquarters; PV cell and module manufacturing
Shanghai, PRC	160,000	Pluto cell and module manufacturing
Yangzhong, Jiangsu Province PRC	150,000	Ingot and wafer manufacturing
Yangzhou, Jiangsu Province PRC	136,000	Ingot and wafer manufacturing
Suzhou, Jiangsu Province, PRC	33,400	KSL-Kuttler equipment design and manufacturing
Luoyang, Henan Province, PRC	25,000	PV cell manufacturing
Yangzhou, Jiangsu Province, PRC	20,000	PV cell manufacturing
Goodyear , Arizona, USA	11,000	PV module manufacturing
Dauchingen, Germany	11,000	KSL-Kuttler equipment design and manufacturing
Nagano, Japan	7,000	BIPV products

As of December 31, 2011, our annualized aggregate PV cell and module manufacturing capacity reached 2,400 MW per annum.

In December 2011, we extended the period of the then expiring building lease for the KSL Kuttler plan in Suzhou by one year. We expect to move the KSL Kuttler plant into a new plant with the size of 108,728 square meters by the end of 2012.

In January 2010, we entered into a building lease for a premise of approximately 117,000 square feet in Goodyear, Arizona.  Our Goodyear facility had begun operations in September 2010 and it achieved annual production of approximately 35 MW in 2011.

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

•                  pricing of PV products; and

•                  processing technologies.

Industry Demand

Our business and revenue growth depend on industry demand for solar energy products. Following a short period of recovery after the financial crisis in 2008, the industry experienced a challenging year in 2011 when capacity and supply of solar panels far exceeded the demand in the market. Changes in government solar policies in large solar energy markets of Germany, Italy and France, coupled with the European financial crisis, precipitated a market contraction and uncertainty in the European outlook.  However, this contraction is offset by strong demand from the United States, China, India and other new markets such as Africa and the Middle East.  The severe reduction in solar module pricing, although challenging for the suppliers’ profitability, nevertheless had a positive impact of increasing demand in a number of markets.  As the industry faces consolidation, we have also benefited from customers increasingly seeking partnership only with reliable high-capacity suppliers. The longer term outlook remains positive as the cost of manufacturing continues to decline through greater economies of scale, process innovations and increased conversion efficiencies, which will allow accelerated achievement of the delivery of solar-based electricity to end users at a cost equal to the cost of retail electricity, otherwise known as “grid parity”.

In the near term, mature government subsidy roadmaps in developed economies have led developers to be aggressive with their solar installations so that they can meet government deadlines and enjoy better economic returns.  Cost reductions of solar installations have proven to be viable and have also led to aggressive solar installation in emerging economies.  In the long run, we believe that solar energy continues to have significant future growth potential and that demand for our products and services will continue to grow significantly for the following reasons:

•                  increasing demand for renewable energies, including solar energy, due to the finiteness of fossil fuels and concerns over nuclear power;

•                  increasing environmental awareness leading to regulations and taxes aimed at limiting emissions from fossil fuels;

•                  continued adoption or maintenance of government incentives for solar energy worldwide;

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

We believe that the near-term growth of the market for PV products depends largely on two factors:  (i) the scale and predictability of government renewable energy mandates and their corollary solar incentives; and (ii) the emerging cost-competitiveness of wholesale solar energy in certain markets.  The cost of electricity generated by PV products currently still exceeds the cost of electricity generated from conventional power such as coal and hydropower in most markets, although it is rapidly nearing competitiveness with oil and gas in many US and European markets, where the latter’s costs have increased considerably. Governments in many of our key markets, most notably Germany, Italy, Spain, many US states, France, Greece, South Korea and China, continue to provide economic incentives to develop markets for solar energy. Nevertheless, such incentives could be scaled back or even eliminated if the government authorities change the favorable industry policy for solar energy due to financial restraints or other reasons.  For example, feed-in tariffs in Germany, Italy, and certain other core markets have been reduced in the recent years and may be further reduced in the future, and our results of operations could be adversely impacted by such and similar unfavorable policy revisions.  Electric utility companies or generators of electricity using fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Sales to Germany accounted for approximately 20.1% of our total net revenues in 2011.  Although Germany accounts for the largest portion of our business, our net revenue exposure to Germany has considerably reduced from 28.2% in 2010 as a result of our business diversification.  The German feed-in tariff reduction in mid-2010 led to rush-in demand for solar installation in the first half of 2010, followed by less installation activities in the second half of 2010. We believe further reduction of German feed-in tariffs could impose further downward pricing pressures for PV modules.  As German government provides the industry with transparency to facilitate planning, we believe it could consider multiple reductions over the coming years to alleviate its financial burdens resulting from its subsidy and incentive programs.

Sales to Italy accounted for approximately 4.8% of our total net revenues in 2011.  The Italian market has a major portion of the world’s installed photovoltaic power generation due in large part to Italian government policies that established high feed-in tariff rates.  In May 2011, the Italian government capped installations on agricultural land at 1MW, placed an annual cap on solar installations, reduced the feed-in tariff amount and changed the feed-in tariff proportional to the dimension of PV system.  If new feed-in tariff standards or solar subsidy restrictions are adopted by the Italian government, our ability to pursue an expansion strategy in Italy would be adversely affected.

Sales to France accounted for approximately 7.6% of our total net revenues in 2011.  France’s high exposure to nuclear energy and its potential risk to the environment have led to accelerated growth of renewable energy installations in France in early 2011.  However, France is not immune from potential subsidy reduction measures to reduce government responsibilities for solar projects.  The reduction of a solar subsidy in France could be either in the form of feed-in tariff reduction or the announcement of an installation cap to discourage overheated solar applications.

Sales to China accounted for 11.8% of our total net revenues in 2011.  On August 1, 2011, PRC National Development and Reform Commission (NDRC), the national economic planning agency, promulgated a circular to adopt a unified national benchmark price for solar power. According to this new policy, solar projects approved before July 1, 2011 and completed prior to December 31, 2011, but without the electricity price set by the NDRC, would sell electricity to the grid at RMB 1.15 (tax included) per kilowatt-hour (kwh), while the projects approved on and after July 1 2011, and those to be completed after 2011 even approved before July 1, 2011, would provide electricity to the grid at a price of RMB1 per kwh. The solar projects in the Tibet Autonomous Region will be an exception and continue to sell to the grid at the price of RMB1.15 per kwh. This policy did not specify how long this uniform national benchmark price would last, but mentioned that NDRC would adjust this uniform benchmark price at a suitable time in consideration of such factors as variation of the investment cost of solar projects and technological improvement. This policy document also specified that the electricity selling price for those “build-operate-transfer” projects awarded through a competitive bidding process would be the price offered by the successful bidders which should not be higher than the uniform national benchmark price set therein. As for those solar power projects which are given financial subsides from central government, the selling price for the power generated shall be the benchmark feed-in-tariff for local desulfurization coal power. With the release of this new policy, our volume of sales in the China market witnessed an increase in 2011.

Sales to the United States accounted for approximately 23.0% of our total net revenues in 2011.  In the United States, major utilities in 30 states are required to purchase renewable energy, and sometimes a predetermined percentage of solar energy, in set amounts each year, and the non-compliance of such requirement is often subject to fines.  In parallel, utilities and states offer economic incentives in the form of dedicated wholesale renewable energy procurement bids, capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end users, distributors, system integrators and manufacturers of solar power products, including PV products.  The demand for our PV modules and PV systems in our current, targeted and potential markets is affected significantly by the availability of such government policies and economic incentives, but also increasingly by the emerging cost-competitiveness of solar with peaking natural gas contracts.  Our sales are also increasingly affected by complex renewable portfolio standards, or RPSs, implementation rules on our customers such as in-state project development requirements, interconnection processes, contract performance guarantees, curtailment provisions in utility contracts, bid caps, and so on.

California has been the state where the majority of solar power module and system sales have taken place during the past five years.  The state has a law requiring utilities to achieve a 33% RPS by 2020.  Other states have also recently passed large RPS mandates, often with a mandatory solar “carve-out”, including New Jersey, Colorado, Illinois, Massachusetts, Rhode Island, Washington DC, and other states, which are expected to drive substantial long-term sales.  A significant new solar RPS and incentive program is also expected to be set up in New York this year.  However, the continuation of the California market is largely dependent on removal of existing but non-viable renewable energy contracts in the utility procurement queues and improvements to be made to the interconnection processes.  New Jersey, the second-largest US market, is currently oversupplied with solar projects and the growth of demand has slowed in 2012, and may continue to slow down unless an expansion bill will be passed in New Jersey to support the industry.  Moreover, several states have encumbered their RPS rules with in-state development requirements which could lead to legal challenges on the entire RPS law on the grounds of a violation of the Commerce Clause of the US Constitution.  Finally, many state incentive programs for retail distributed generation have rapidly declined in value with little advance notice; the termination or level of these incentives could harm sales in those markets where customers cannot recoup a value from selling the green renewable energy credits.

At the federal level in the U.S., the popular 1603 cash grant program significantly affected U.S. sales in 2011.  Due to the scarcity of equity players and the substantially higher transaction costs in equity financing as a result, developers and buyers took advantage of an up-front cash grant version of the Investment Tax Credit.  However, the program had a December 31, 2011 expiration date by which construction must have materially begun.  The American solar industry association has reported that knowledge of the looming 1603 cash grant expiration date drove approximately a 67% increase in US solar sales in Q4 2011.

We also sell our products to emerging markets including South East Asia, Africa, and the Middle East. However, political and credit risks for these markets can be substantially higher than developed economies which our revenue was previously exposed to.  Moreover, subsidy programs in emerging markets may require an extended period of time to attain effectiveness because the applicable permission and grid connection processes associated with these programs can be lengthy and administratively burdensome.  In addition, if any of these statutes or regulations is found to be unconstitutional, or is reduced or discontinued for other reasons, sales prices and/or volumes of our PV modules in those countries could decline significantly, which could have a material adverse effect on our business, financial condition and results of operations.

Production Capacity Expansion, Production and Facility Management and Capacity Utilization

Our capacity expansion has contributed to increases in sales of our PV products, which amounted to 704.0 MW, 1,572.3 MW, and 2,095.5 MW in 2009, 2010, and 2011, respectively.  Our total net revenues amounted to $1,693.3 million, $2,901.9 million and $3,146.6 million for the same periods.

To implement our plan of becoming a more vertically integrated manufacturer, we acquired Rietech in 2010, which was spun off from the Glory Silicon, a China-based silicon ingot and wafer manufacturer.  During 2011, we commenced our ingot and wafer production capacity. As of December 31, 2011, we had reached 1,600MW of ingot and wafer production capacity. As of December 31, 2011, our internal wafer production accounted for 40% to 50% of our total wafer consumption used for module production.

By the end of 2010, we reached a total cell manufacturing capacity of 1,800 MW composed of 1,200 MW in Wuxi, 400 MW in Shanghai, and 200 MW in Luoyang.   In 2011, we increased our annual cell manufacturing capacity to 2,400 MW from 1,800 MW in 2010, primarily attributable to the additional capacity we acquired through Wuxi Sunshine.  Wuxi Sunshine was acquired with the goal of producing a total capacity of 1,200 MW through two phases of construction.  The first construction phase of the facility was completed in the first quarter of 2011 with a production capacity of 600 MW.  We will implement the second phase addition of 600 MW PV cell capacity, subject to consumer demand.

In 2010, we started to retrofit substantial conventional PV cell capacity with Pluto technology.  As of December 31, 2011, we achieved full utilization of our Pluto technology in our manufacturing activities and enabled 450 MW of Pluto capacity.  In 2011, we maintained our total module capacity of 2,400 MW.  In 2011 we were able to ship 2,095.5 MW of our solar products, representing a 33.3% increase from 2010.

Our future success depends on our ability to manage our production facilities effectively, to continue improving our production conversion efficiency, and to reduce our manufacturing costs.  Other than increasing revenue from PV modules based on Pluto technology cells, we plan to further reduce our manufacturing costs including lowering our silicon and non-silicon material costs, improving manufacturing productivity, timely revising expansion plans and related capital expenditures, adopting additional lean manufacturing processes, and consistent implementation of process automation with our in-house manufactured equipment.

Capacity utilization is a key factor in growing our revenues and profits.  Our manufacturing lines have operated at high utilization rates for the most part of 2011.  However, in circumstances where we need to optimize our inventory level, or market demand falls to below our original expectation, we could from time to time lower our capacity utilization rate and result in temporarily higher than optimized manufacturing costs.

Price and Availability of Polysilicon and Silicon Wafers

After the financial crisis in 2008, demand for solar products had substantially revived for a short period, leading to rising selling prices of silicon wafers, our key raw material of production.  We entered into a number of multi-year supply agreements in the three year period from 2006 to 2008 to secure the volume required to meet our consumption demand for module productions.  In 2010, we entered into one additional long term silicon supply contract.  These supply agreements accounted for a significant portion of the polysilicon and silicon wafers consumed in our manufacturing activities in 2011.

In addition, many of our multi-year supply agreements were structured as “take or pay” arrangements, which allowed the suppliers to invoice us for the full purchase price of polysilicon or silicon wafers we committed to purchase each year, whether or not we actually order the required volume.  Towards the end of the third quarter in 2011, the market prices for polysilicon and silicon wafers experienced significant declines to a level substantially lower than the contract price under our multi-year supply agreements, and also below the cash cost for smaller manufacturers, although there was a rebound in price in the first quarter of 2012. Nevertheless, we have sought to renegotiate the terms of our “take or pay” supply agreements since 2009, and we were able to renegotiate the pricing and volume delivery mechanism for a substantial portion of these supply agreements to make them more in line with spot market pricing so as to maintain our cost competitiveness. See “Item 4. Information on the Company — B. Business Overview”.

Despite the success in renegotiating some of our multi-year supply agreements, we cannot assure you that we will be able to obtain significantly improved terms, if any, for all of our supply agreements.  Even under renegotiated terms, we expect our commitments in connection with our multi-year supply agreements will continue to be significant.  In the event we are unable to renegotiate or fulfill our “take or pay” obligations under our supply agreements, we may be subject to significant inventory build-up and required to make further inventory write-downs and provision for these commitments, which could have a material adverse effect on our business, financial condition, results of operations and prospects. See “Item 3.  Key Information — Risks Factors — Risks Related to Our Company and Our Industry — Our ability to adjust our raw materials costs may be limited as a result of our multi-year supply agreements previously entered into with many of our polysilicon and silicon wafer suppliers, which may make it difficult for us to respond in a timely manner to rapidly changing market conditions, and therefore could materially and adversely affect our cost of revenues and profitability.”

Pricing of PV Products

Pricing of PV products is principally affected by market supply — demand dynamics and various governments’ attitude toward subsidies.  In 2011, some of our key markets including Germany and Italy have announced scaling down of solar feed-in-tariff subsidies.  Subsequent to this change module pricing was considerably reduced in order to maintain an attractive return for solar project owners.  The net impact from strong supply and various subsidy cut announcements in the key markets, and fluctuations of currency exchange rates, was that the prices of our PV modules declined significantly during the first half of 2011, and continued to drop during the second half of that year.

We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the history and strength of our relationship with a particular customer and our costs of polysilicon or silicon wafers.  The average selling price per watt of our PV modules declined from $2.40 in 2009 to $1.82 in 2010 and $1.51 in 2011.  The majority of our solar products were sold in the form of modules, which accounted for 95.8% of our total net revenues in 2011.

Foreign exchange gains and losses had a significant effect on our operating results in 2011.  The fluctuation of the Euro also had a dynamic impact on the average selling prices of our products reported in U.S. dollar terms during such period.  See “Item 3.  Key Information — Risk Factors — Risks Related to Our Company and Our Industry — Fluctuations in exchange rates have had, and could continue to have, an adverse effect on our results of operations.

We are continuing our efforts to distinguish our PV products through features such as high conversion efficiency, quality of manufacturing and warranty, and adequate credit for customers.  However, there can be no assurance that our efforts will succeed in preventing further declines in demand for or further decreases in the average selling price of our products under the current macroeconomic conditions.  In addition, as we procure our polysilicon and silicon wafers pursuant to certain long-term supply agreements entered into between 2006 and 2008 with prices fixed, if we are not able to renegotiate the pricing terms with our suppliers, and if our cost of polysilicon and silicon wafers become higher than the spot prices on the market or those available to our competitors, we may not be able to pass such relatively higher costs to our customers. As a result, our provisions for raw materials increased, which contributed to the decrease of our gross profit margin from 21.4% in 2009, to 18.7% in 2010, and to 12.3% in 2011.

We expect that the prices of PV products, including PV modules, will continue to decline over time due to increased supply of PV products, reduced manufacturing costs from improving technology and economies of scale, and continuing decreases in the prices of polysilicon and silicon wafers.

Processing Technologies

The advancement of processing technologies is important in increasing the conversion efficiency of PV products.  High conversion efficiencies reduce the manufacturing cost per watt of PV products and increase the gross profit margin of the manufacturer.  As a result, solar energy companies, including us, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins.

We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at low cost per watt.  Our strong research and development capabilities have enabled us to develop advanced process technologies and to manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies.  As of December 31, 2011, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells were 18.2% and 16.6%, respectively.  Since 2009, we had commenced commercial shipment of PV modules based on our Pluto technology, which is a high efficiency PV technology that allows us to achieve conversion efficiency of 20.3% on PV cells manufactured with monocrystalline silicon wafers and 18.1% on PV modules.

Revenues

We currently derive revenues from the sale of PV modules and other sources:

•                  Sales of PV modules (including BIPV products), which accounted for approximately 94.9%, 95.3%, and 95.8% of our total net revenues in 2009, 2010 and 2011, respectively.  We manufactured a very high proportion of the PV cells used for manufacturing our PV modules.

•                  Other revenues, which include:

•                  sales of PV cells, which accounted for approximately 0.4%, 0.8% and 0.8% of our total net revenues in 2009,  2010 and 2011, respectively;

•                  sales of others products and services, which mainly include PV system integration services and equipment automation services, which accounted for approximately 4.7%, 3.9%, and 3.4% of our total net revenues in 2009, 2010, and 2011, respectively; and

Our net revenues are net of value-added tax.  See “— Taxation.”

In 2011, sales to our largest customer, our top 5 customers and our top 10 customers accounted for 8.0%, 19.8% and 30.3% of our total net revenues, respectively.  In 2012, we expect to continue to diversify our customer base by actively expanding our business in new regional markets with strong demand for PV products, including the United States, Japan, China, Southeast Asia, and Africa.

Our revenues from PV module sales accounted for approximately 95.8% of our total net revenues in 2011, as compared to 95.3% in 2010. Our revenues from PV cell sales in 2011 remained 0.8% of our total net revenues as in 2010.  Our revenue exposure to sales of PV modules and cells remained relatively stable on a year-on-year basis.  In 2012, we expect the great majority of our revenue will continue to be generated from module sales.

In addition, our systems integration business accounted for 1.5% of net revenue in 2011, as compared to 3.2% in 2010.  We expect strong demand in PV project development especially for emerging economies including China in the long run.  Our systems integration business is principally conducted in China and we foresee strong growth potential in the long run as the Chinese government continues to emphasize its focus on developing clean sources of energy in the foreseeable future.  However, the systems integration business in the China market remains highly competitive and we will carefully monitor our exposure to this business segment in order to avoid significant losses or earnings dilution.  We cannot make assurances of the stability of our revenue exposure or profitability of this business segment, due to project-specific pricing, volume, business conditions and requirements in the long run.

Our Dauchingen facilities of our KSL Kuttler subsidiary, along with our Suzhou facilities, provide automation equipment for our internal PV manufacturing processes.  KSL-Kuttler also maintained a small volume of external sales in equipment for the printed circuit board industry, which accounted for 1.6% of our total net revenues in 2011.

Costs of Revenues and Operating Expenses

The following table sets forth our cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011

Cost of revenues	78.6%	81.3%	87.7%
Operating expenses
Selling expenses	4.9	4.0	5.2
General and administrative expenses	4.5	4.6	7.9
Research and development expenses	1.7	1.4	1.2
MEMC settlement charges	—	—	3.8
Impairment of goodwill	—	—	8.9
Impairment of long-lived assets and indefinite lived intangible assets	—	1.9	5.8

Total operating expenses	11.1%	11.9%	32.8%

Our cost of revenue as percentage of our total net revenues increased in 2011 from 2010.  The increase was due primarily to lower module selling prices in 2011.  Our other per unit manufacturing cost, including non-silicon raw materials, depreciation, labor and overhead, declined as a result of factory cost reduction and improved efficiency in material consumption.  However, the decline in manufacturing cost was not enough to offset the impact from selling price erosion.  In 2012, we expect to lower our cost of revenue as percentage of total net revenues through further reduction of manufacturing cost, strategic sourcing of silicon wafers, as well as nearly-full utilization of our internal ingot and wafer production capacity at Rietech.  We also continue to balance automation and manual operations in our manufacturing processes, which enables us to increase operating efficiencies and expand our manufacturing capacity in a cost-effective manner.

In order to facilitate comparison with peers, since the second quarter of 2011, we have reclassified shipping and handling cost as selling expense. Previously, shipping and handling cost was a component of cost of revenues. Shipping and handling costs relating to solar module sales were $23.2 million, $39.3 million and $61.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. Comparable numbers in historical periods have also been adjusted accordingly. See Note 2(r) to our audited consolidated financial statements included herein.

Our operating expenses consist of, among others, selling expenses, general and administrative expenses and research and development expenses, each of which includes share-based compensation expenses.  Our operating expenses as a percentage of our total net revenues increased from 11.9% in 2010 to 32.8% in 2011.  Operating expenses in 2010 included the impairment of a long-lived asset as a result of the abandonment of our Shanghai amorphous-silicon thin-film equipment, which amounted to $54.6 million, as well as the provision of prepayment to a related party in the amount of $8.0 million. Our operating expenses in 2011 included (i) $120 million of compensation to MEMC due to contract termination, (ii) $281.5 million of impairment of goodwill, (iii) $180.3 million of impairment of long-lived assets and indefinite lived intangible assets, (iv) $21.1 million of provision for prepayment to related parties, and (v) $17.5 million of litigation contingency accruals.

Cost of Revenues

Our cost of revenues primarily consists of:

•                  polysilicon and silicon wafers, which constitute the most important raw materials from which PV products are made.  We expect the cost of polysilicon and silicon wafers to continue to constitute a significant portion of our cost of revenues in the near future.  Cost of polysilicon and silicon wafers also includes the amortization of the cost of warrants and options granted to suppliers.

•                  other direct raw materials, including ethylene vinyl acetate, metallic pastes, tempered glass, tedlar-polyestertedlar material, connecting system and aluminum frame;

•                  direct labor costs, including salaries and benefits for personnel directly involved in manufacturing activities;

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

Selling Expenses

Selling expenses primarily consist of provisions for warranties, shipping and handling cost, advertising, promotional and other sales and marketing expenses, salaries, commissions and benefits for our sales and marketing personnel, as well as product quality insurance against warranty claims.  The level of our selling expenses is correlated to the demand for our products, which is commensurate with the volume of and expenses associated with products sold, and to the success of efforts to control expenses in our sales and marketing departments.

We have not experienced significant warranty claims since we commenced our business operation in August 2002.  We accrue 0.72% of our Suntech Japan PV module revenues and 1.0% of our other PV module revenues as warranty costs at the time revenue is recognized.  As of December 31, 2011, our accrued warranty costs amounted to $94.1million.  We believe our warranty policies are consistent with industry practice.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) provision for doubtful debts; (ii) salaries and benefits for our administrative, human resources and finance personnel; (iii) amortization of share options and non-vested shares; (iv) fees and expenses of audit, legal, consulting and other professional services; (v) amortization of intangible assets related to our acquisitions of Suntech Japan, Kuttler, SES and Rietech; (vi) bank service charges; and (vii) expenses associated with our administrative offices.  General and administrative expenses also include share option expenses for options granted to our administrative personnel and directors, which amounted to $3.1 million, $5.9 million and 5.5 million in 2009, 2010, and 2011, respectively.  We currently implement strict expense controls targeted at restraining general and administrative expenses in the near future.  However, we cannot guarantee that general and administration expenses as a percentage of revenue will decline in 2012 despite potential revenue growth prospects.

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

Share-based Compensation Expenses

We adopted our 2005 equity incentive plan on September 5, 2005, which amended and restated the stock option plan adopted by Suntech BVI on April 29, 2005.  For details of our 2005 equity incentive plan and options and restricted shares granted thereunder, please see “Item 6.  Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”  In aggregate, share-based compensation cost related to the options and restricted shares granted to internal employees and directors was approximately$6.6 million, $14.9 million and $12.5 million in each of 2009, 2010, and 2011, respectively.  Share-based compensation expenses are allocated among each of general and administrative expenses and research and development expenses based on the nature of the work our employees were assigned to perform.

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

Suntech Power International Ltd is located in Schaffhausen, Switzerland, which is outside of Zurich, and is subject to a formal federal corporate income tax of approximately 7.83%.  However, Suntech Power International Ltd has a tax ruling with the federation, and, as a result of this tax ruling, the effective federal tax rate in 2011 for Suntech Power International Ltd would have been 3.52% had it been profitable.

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

Enterprise Income Tax

On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which took effect beginning January 1, 2008.  On December 6, 2007, the State Council approved and promulgated the Implementation Regulations, which took effect simultaneously with the EIT Law.  Under the EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%.  The EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the EIT Law and which were entitled to a preferential tax rate under the then effective tax laws or regulations.  In accordance with the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, tax rate of such enterprises are gradually transitioning to the uniform tax rate within such transitional period.  For those enterprises which previously enjoyed tax holidays, such tax holidays will continue until their expiration in accordance with previous laws, regulations and relevant regulatory documents, but where the tax holiday had not yet started because of losses, such tax holiday were deemed to commence from 2008, the first effective year of the EIT Law.  While the EIT Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment continues to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state.  Following the full implementation of the EIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment and obtain approvals on preferential treatment from tax bureaus.

Wuxi Suntech, a wholly foreign-owned enterprise registered and operating in a high-tech zone in Wuxi, was approved to be qualified as a “high and new technology enterprise” on December 1, 2008, and it renewed its certificate on October 31, 2011.  As a result, it is entitled to a preferential EIT of 15.0% for the period from 2008 to 2013.  In December 2009, Sunergy Power Co. Ltd merged into Wuxi Suntech.  Wuxi Suntech’s EIT rate remained at 15.0% after the merger. Wuxi Suntech renewed its preferential tax treatment as a “High and New Technology Enterprise” (“HNTE”), effective from September 25, 2011, with the relevant tax authorities on December 1, 2011. It is entitled to a preferential tax rate of 15% for the three years from 2011 to 2013.

Kuttler Automation Systems (Suzhou) Co., Ltd was approved to be qualified as a “HNTE” in December, 2009, was entitled to a preferential enterprise income tax rate of 15.0% from 2009 to 2011. As of the date of this annual report, it is in the process of applying for the renewal of its “HNTE” certificate.

Luoyang Suntech is located in Luoyang high and new technology zone and was approved to be qualified as a “HNTE” on December 30, 2008, and renewed its certificate on October 28, 2011.  As a result, it is entitled to a preferential EIT rate of 15.0%.  As a manufacturing-oriented FIE,, it was entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011).  Since the two preferential tax treatments are prohibited from simultaneous implementation, the applicable tax rate for Luoyang Suntech from 2009 to 2011 was 12.5%. Luoyang Suntech renewed its preferential tax treatment as a HNTE with the relevant tax authorities on December 30, 2011. The applicable tax rate of 15% will be effective for 2 years from year 2012 to year 2013.

Zhenjiang Rietech, which was spun off from the Glory Silicon, is located in Yangzhong, Jiangsu province, and was approved to be qualified as a “HNTE” on November 8, 2011.  As a result, it is entitled to a preferential EIT rate of 15.0% from year 2011 to 2013.

Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen special economic zone and was subject to an income tax rate of 18%, 20%, 22% and 24% in each year from 2008 to 2011 and is subject to an income tax rate of 25% starting from 2012.

Suntech Energy Engineering Co., Ltd. is incorporated in China, and has been subject to income tax rate of 25% since 2008.

If any of the PRC subsidiaries cease to qualify for their current preferential EIT rates, we will consider options that may be available at the time that would enable the entities to qualify for other preferential tax treatment.  To the extent we are unable to offset the expiration or the inability to obtain preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase.  The amount of income tax payable by our PRC subsidiaries in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries.

The PRC central or provincial government could eliminate or reduce the preferential tax treatment in the future, which, as a result, would lead to an increase in our effective tax rate.  Upon the eventual lapse of the preferential e EIT rates of these subsidiaries, our effective tax rate will increase in the future.

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

Goodwill and Indefinite-life Intangible Assets

We account for goodwill and intangible assets with indefinite lives in accordance with U.S. GAAP, and we conduct our annual impairment testing on December 31or whenever there are indicators to determine if we will be able to recover all or a portion of the carrying value of goodwill and intangible assets with indefinite lives.

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

During the third quarter of 2011, as a result of the effects of weakening market conditions on our forecasts and a sustained, significant decline in the Company’s market capitalization to a level lower than its net book value, we believed that impairment triggering events existed and performed a goodwill impairment analysis. As of September 30, 2011, the carrying value of net assets was significantly above the market capitalization of the Company’s ordinary shares. From June 2011 through September 2011, we observed a strong correlation between the decline in market capitalization and the decline in pricing in the PV product market, caused by an overall softening of demand. We evaluated the following items, among others, in determining whether there were impairment indicators requiring an evaluation of goodwill impairment as of an interim date: the impact of PV product price declines; the softening market demands in primary markets; the financial performance of our reporting unit in fiscal year 2011 to date; a sustained, significant decline in the market capitalization to a level lower than our net book value; and our internal forecast data. Based on the above, we determined that a triggering event existed, which required us to perform the first step of the goodwill impairment test as of September 30, 2011. As a result of the impairment test, we recorded $281.5 million of impairment expense in the third quarter of 2011.

Intangible assets determined to have indefinite lives are not amortized, but rather are subject to an impairment test annually along with goodwill, or earlier if there is indication of impairment. We have two indefinite-lived intangible assets, the MSK trade name, for the product brand marketed in Japan, and the KTL trade name, which is the brand under which the equipment manufactured for the printed circuit board industry are marketed. As these indefinite lived intangible assets do not operate as a single asset or operate inseparably, the unit of accounting for the impairment test is on each respective trade name individually. We estimated the fair value of the MSK and KTL trade names using discounted cash flows under the income approach. For the MSK trade name, as we are now focusing on the promotion of Suntech brand through the MSK subsidiary in Japan, sales of products under MSK trade name has declined 2011 and such decline will continue due as the market becomes more focused on costs rather than premium product differentiation. As a result, we determined that the carrying amount of the MSK trade name may not be fully recoverable as of September 30, 2011 and an impairment charge of $91.9 million was recognized. Under the KTL trade name, we continue to manufacture equipment for the printed circuit board industry and generate external revenue, which accounts for less than 2% of our total sales. We computed the fair value of the KTL trade name and noted it exceeds its carrying amount and thus, no impairment loss was recognized.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit.  Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results, including discount rates, and expected future growth rates, among others.  The fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units.  Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

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

In the third quarter of 2011, we determined that technology related to BIPV technology was obsolete and ceased related production. We will stop selling such products once the existing inventory has been sold. As a result, the entire carrying value of the BIPV technology in the amount of $33.8 million was written down to zero as it had no alternative value and we did not expect to recover any material amount based on our understanding of the current solar market. During the third quarter of 2011, in connection with the impact of weakening market conditions on the Company’s forecasts and a sustained, significant decline in the market capitalization to a level lower than the net book value of the Company, we concluded that triggering events existed and were required to test long-lived assets for impairment. Note that the asset group’s carrying value was lower than the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

As a result, a total impairment charge of $54.6 million primarily related to the abandonment of idle facilities was recognized.

Supplier Warrants

In July 2006, we issued warrants to purchase 7,359,636 ordinary shares to a supplier as part of a long term “take or pay” arrangement.  The fair value of the warrants was approximately $117.8 million at the date of grant, estimated using the Black-Scholes-Merton option pricing formula, and was amortized over the life of the supply contract, based on the actual delivery volume over the total contracted delivery volume.  Determining the fair value of the warrant charge requires input of highly subjective assumptions, including the expected contractual life of the award and the price volatility of the underlying shares.  The assumptions used in calculating the fair value of the warrants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

In June 2011, concurrent with the termination of the long-term supply agreement with such supplier, the unamortized balance of the warrants of $91.9 million was written off.

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

Valuation of Inventories

Our inventories are stated at the lower of cost or market.  The valuation of inventory requires us to estimate excess and slow moving inventory.  We evaluate the recoverability of our inventories based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on its assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives. Other market conditions that could impact the realizable value of our inventories and are periodically evaluated by management include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability, and other factors. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. In addition, we also consider factors like historic usage, product obsolescence and product merchantability.  Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand.  Furthermore, spot prices of polysilicon are primarily a result of market supply and demand.  We evaluated all inventories and all short-term and long-term purchase commitments, in particular those under “take or pay” arrangements, to determine whether a lower of cost or market provision was necessary.  The prices under the long-term commitments are typically fixed for up to the first two years, after which some agreements provide for prices to be set in subsequent years according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations.  We believe that the renegotiated prices will be based on the then market prices and as such those commitments did not affect our lower of cost or market provision.  For the periods in which prices are fixed, our estimates of future market demand and sales prices were used to determine the market value of the purchase commitments.  Since future selling prices beyond one year cannot be reasonably estimated, and there is no current trend data available in the industry to use as a reference, probable losses (if any) in future years from long-term purchase commitments beyond one year cannot be reasonably estimated.  Unanticipated increases in spot sales prices or increases to pre-negotiated purchase prices could cause us to incur additional inventory valuation provisions.  Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers.  Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories.

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

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, amount due from related parties, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.  Long-term bank borrowings approximate their fair value since contracts were recently entered into and market interest rates have not fluctuated significantly since these dates.  The fair value of the long-term loan to a supplier is determined based on an imputed interest rate which represents the supplier’s average borrowing rate and therefore, approximates fair value.  Fair value of currency forward contract is measured by the amount that would have been paid to liquidate and repurchase all open contracts.  Fair value of investment in equity securities with readily determined fair value was determined based on the closing stock price on December 31, 2011 or by the discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discount rate.

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

Purchase Price Allocation

We account for business acquisitions using the acquisition method of accounting.  We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values.  As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired.  The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.

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

	Year Ended December 31,
	2009		2010		2011
	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues
Net revenues
PV modules	$1,606.3	94.9%	$2,766.3	95.3%	$3,014.0	95.8%
— Investee companies of GSF	115.8	6.9	197.4	6.8	33.6	1.1
— Others	1,490.5	88.0	2,568.9	88.5	2,980.4	94.7
Others	87.0	5.1	135.6	4.7	132.6	4.2
Total net revenues	1,693.3	100.0	2,901.9	100.0	3,146.6	100.0
Cost of revenues
PV modules	1,235.6	72.9	2,211.9	76.3	2,626.2	83.5
Others	95.7	5.7	146.9	5.0	133.8	4.2
Total cost of revenues	1,331.3	78.6	2,358.8	81.3	2,760.0	87.7
Gross profit	362.0	21.4	543.1	18.7	386.6	12.3
Operating expenses
Selling expenses	82.1	4.9	118.0	4.0	162.6	5.2
General and administrative expenses	76.9	4.5	133.1	4.6	248.8	7.9
Research and development expenses	29.0	1.7	40.2	1.4	38.6	1.2
MEMC settlement charges	—	—	—	—	120.0	3.8
Impairment of goodwill	—	—	—	—	281.5	8.9
Impairment of long-lived assets and indefinite lived intangible assets	—	—	54.6	1.9	180.3	5.8
Total operating expenses	188.0	11.1	345.9	11.9	1,031.8	32.8
Income (loss) from operations	174.0	10.3	197.2	6.8	(645.2)	(20.5)
Interest expense, net(1)	(93.7)	(5.5)	(91.9)	(3.2)	(135.9)	(4.3)
Foreign currency exchange gain (loss), net	8.6	0.5	(46.7)	(1.6)	(38.2)	(1.2)
Other income (expense), net	2.6	0.2	(47.7)	(1.6)	(133.1)	(4.3)
Income (loss) before income taxes and equity in net earnings (loss) of affiliates	91.5	5.4	10.9	0.4	(952.4)	(30.3)
Equity in net earnings (loss) of affiliates	(3.3)	(0.2)	250.8	8.6	(98.7)	(3.1)
Income (loss) from continuing operations before tax	88.2	5.2	261.7	9.0	(1,051.1)	(33.4)
Tax (expense) benefit	(2.5)	(0.1)	(23.8)	(0.8)	47.2	1.5
Income (loss) from continuing operations, net of tax	85.7	5.1	237.9	8.2	(1,003.9)	(31.9)
Loss from discontinued operations, net of tax	—	—	—	—	(14.1)	(0.5)
Net income (loss)	$85.7	5.1%	$237.9	8.2%	$(1,018.0)	(32.4)%

	Year Ended December 31,
	2009		2010		2011
	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues	(In millions)	% of Net Revenues
Net income attributable to the non-controlling interest	(0.1)	0.0	(1.0)	(0.0)	(0.6)	(0.0)
Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd	$85.6	5.1%	$236.9	8.2%	$(1,018.6)	(32.4)%

(1)          Includes “interest expense” and “interest income” contained in our consolidated financial statements

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues.  Our total net revenues increased from $2,901.9 million in 2010 to $3,146.6 million in 2011.  The increase was due primarily to the strong growth of the sales of our PV products which more than offset the decline of average selling price.  Our shipment volume increased from 1,572 MW in 2010 to 2,096 MW in 2011 due to our increased production capacity, improved channels to market our products, our strong brand and product performance and the general growth of the solar market in the United States, China, Thailand and India.  The average selling price of our PV modules declined from $1.82 per watt in 2010 to $1.51 per watt in 2011, mainly due to gradual reductions of government subsidies, which led to a pricing erosion of PV products, as well as fluctuations in trading currencies.

Our total net revenues were largely derived from sales to our European markets, which in the aggregate accounted for 45.5% of our total net revenues in 2011, compared to 66.1%  in 2010.

Our total net revenues from sales in Germany decreased from $818.5 million in 2010 to $631.0 million in 2011, primarily due to the German government’s decision to reduce feed-in tariffs in mid-2010.  Our net revenues from sales in Germany constituted 20.1% of our total net revenues in 2011, compared to 28.2% in 2010.

Our total net revenues from sales in Italy decreased substantially from $473.9 million in 2010 to $150.6 million in 2011, primarily because our competitors were more effective in seizing the sales opportunities in the first quarter of 2011 to increase their sales volumes before the Italian government changed their feed-in-tariff policies, which resulted in the significant decrease of demand and market share for our products in the Italian market.

Our total net revenues from sales in Spain decreased from $86.5 million in 2010 to $44.6 million in 2011.  Demand from the Spanish market continued to slow down drastically since the Spanish government’s decision in late 2008 to place a cap on cumulative solar installations.

Our total net revenues from sales in France slightly increased from $223.0 million in 2010 to $239.0 million in 2011.  This increase was primarily due to our completion of a number of deals in 2011 and the improved funding environment for solar projects in France in 2011.

Our total net revenues from sales in the rest of our European markets, including the United Kingdom, Greece, the Benelux region, Scandinavia and the Eastern Europe countries increased from $315.8 million in 2010 to $364.6 million in 2011, due primarily to the strong demand for our PV modules in these markets.  Our net revenues from sales in European markets other than Germany, Spain, Italy and France constituted 11.6% of our total net revenues in 2011, compared to 10.9% in 2010.

Our total net revenues from sales in the United States increased from $443.3 million in 2010 to $723.7 million in 2011, due to the increased demand for our PV modules as a result of the reduction in price, our successful brand marketing and also a stable subsidy environment consisting of, in particular, the 1603 cash grant subsidy program which, although expired on December 31, 2011, had provided increased economic incentives to adopt our PV modules in projects in 2011.  Our net revenues from sales in the US market constituted 23.0% of our total net revenues in 2011, compared to 15.3% in 2010.

Sales to our largest customer accounted for 8.0% of our total net revenues in 2011, compared to 6.8% in 2010.  We intend to diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of Revenues.  Our cost of revenues increased from $2,358.8 million in 2010 to $2,760.0 million in 2011. The increase in our cost of revenues was primarily due to a significant growth of our shipment volume. In addition, our costs of revenue in 2011 included the cost for writing off the unamortized warrants granted to MEMC in the amount of $91.9 million, which accounted for approximately 2.9% as a percentage of total net revenues in 2011. Our overall cost structure in 2011 benefited from a steady reduction in both non-silicon material costs and manufacturing costs.  However, the magnitude of these reductions did not fully offset the rapid decrease of average selling prices of our PV modules in 2011.  As a result of the foregoing, the cost of revenues as a percentage of our total net revenues increased from 81.3% in 2010 to 87.7% in 2011.

Gross Profit.  As a result of the foregoing, our gross profit decreased from $543.1 million in 2010 to $386.6 million in 2011.  Our gross margin decreased from 18.7% in 2010 to 12.3% in 2011 primarily because reduction of our per unit cost did not outpace the reduction of our selling prices, and also that we incurred $91.9 million of write-off of warrants cost in 2011.

Operating Expenses.  Our operating expenses increased significantly from $345.9 million in 2010 to $1,031.8 million in 2011.  Our operating expenses in 2010 included $54.6 million impairment of our Shanghai thin-film equipment.  Our operating expenses in 2011 included (i) $120.0 million of compensation to MEMC due to contract termination, (ii) $281.5 million of impairment of goodwill, (iii) $180.3 million of impairment of long-lived assets and indefinite lived intangible assets, (iv) $21.1 million of provision for prepayments to related parties, and (v) $17.5 million of litigation contingency accruals.

•                  Selling Expenses.  Our selling expenses increased from $118.0 million in 2010 to $162.6 million in 2011 and, as a percentage of our total net revenues, increased from 4.0% in 2010 to 5.2% in 2011.  The difference in absolute amounts recognized was mainly attributable to higher shipping and handling costs, as well as our increased marketing and advertising service cost.

•                  General and Administrative Expenses.  Our general and administrative expenses increased from $133.1 million in 2010 (including $8.0 million of provision for prepayment to affiliates) to $248.8 million in 2011(including $21.1 million of provision for prepayments to related parties, and $17.5 million of litigation contingency accruals) and, as a percentage our total net revenues, increased from 4.6% in 2010 to 7.9% in 2011.  The changes in our general and administrative expenses was due primarily to (i) an increase in the provision for doubtful accounts, which amounted to $23.7 million; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased depreciation expenses of fixed assets and amortization expenses of intangible assets mainly relating to our acquisition of Rietech, and (iv) increased bank service charges.

•                  Research and Development Expenses.  Our research and development expenses decreased from $40.2 million in 2010 to $38.6 million in 2011.  Research and development expenses as a percentage of our total net revenues decreased from 1.4% in 2010 to 1.2% in 2011.  The decrease in the absolute amount of our research and development expenses was due primarily to the decrease of salary and benefit expense of research and development personnel as a result of headcount control.

As previously described, due to the challenging solar market conditions and the significant reduction in the Company’s market capitalization in the third quarter of 2011, based on the impairment test performed, we recorded $281.5 million of impairment of goodwill and $180.3 million of impairment of long-lived assets and indefinite lived intangible assets in 2011.

Interest Expense, net.  Our net interest expense increased from $91.9 million in 2010 to $135.9 million in 2011.  Increased net interest expenses were due mainly to higher debt level and interest rate in 2011 compared to in 2010.

Foreign currency exchange gain (loss), net. We had a foreign exchange loss of $38.2 million in 2011, compared to a foreign exchange loss of $46.7 million in 2010. The loss was primarily due to the depreciation of the Euro against the U.S. dollar.

Other Income (Expense), net.  We recorded a net other expense of $133.1 million in 2011, compared to a net other expense of $47.7 million in 2010.  The significant losses in 2011 included (i) a loss of $93.0 million as a result of marking -to -market our derivatives used to hedge our Euro revenue exposure, which did not meet cash flow hedge accounting treatment, and (ii) $40.0 million of impairment of our investment in Nitol.

Tax (Expense) Benefit.  We had a tax benefit of $47.2 million in 2011, compared to a tax expense of $23.8 million in 2010, primarily due to decrease of current tax expense along with significant decrease of taxable income, reversal of deferred tax liabilities following the impairment to long-lived assets and indefinite lived intangible assets, and deferred tax impact of carried forward loss in 2011.

Equity in Net Earnings (Loss) of Affiliates.  In 2011, we recognized an impairment loss of $48.0 million relevant to our investment in Shunda Holdings.

We account for our investment in GSF using the equity method of accounting.  GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value.  As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings.  Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations.  During the year of 2011, with the completion of additional 40 MW projects,  but affected by the change of feed-in-tariff in certain countries and higher weighted average cost of capital, the fair value of GSF was reassessed by GSF management at €369.3 million, compared to €397.2 million at the end of December 31, 2010. As a result, we recognized our share of equity loss of $27.0 million.

In November 2011, 2,000 shares, representing 6.7% of total GSF shares, were transferred from Suntech to GSF Capital Pte. Ltd (“GSF Capital”), which is ultimately owned by Mr. Romero, at a total consideration of €12.2 million. And as part of the share transfer agreement, Suntech will meet, on behalf of GSF Capital, future capital calls linked to the shares transferred for an amount of  €7.7 million. Of the total consideration of €12.2 million, €7.7 million will be paid by Mr. Romero contingent upon completion of an additional capital call. As we do not expect to fulfill any capital call in the foreseeable future, such consideration has not been recognized as an asset as of December 31, 2011. We have recognized a total loss of $30.7 million as a result of this transfer.

Loss from discontinued operations, net of tax.  Due to the insolvency of CSG Solar AG, we had a loss of $14.1 million from discontinued operation in 2011.

Net Income (Loss) Attributable to Ordinary Shares.  As a result of the cumulative effect of the above factors, we had a net loss of $1,018.6 million in 2011, compared to net income of $236.9 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Our total net revenues increased from $1,693.9 million in 2009 to $2,901.9 million in 2010.  The increase was due primarily to the strong growth of our PV products which more than offset the decline of average selling price.  Our shipment volume increased from 704 MW in 2009 to 1,572 MW in 2010 due to improved funding conditions of PV project developers, strong installation activities before each subsidy reduction announcement, and the revived global economy especially in the second half of 2010.  The average selling price of our PV modules declined from $2.40 per watt in 2009 to $1.82 per watt in 2010 mainly due to gradual subsidy reductions that led to a pricing erosion of PV products, and fluctuations in trading currencies.

Our net revenues were largely derived from sales to our European markets, which in the aggregate accounted for 66.1% of our total net revenues in 2010, compared to 74.0% in 2009.

Our net revenues from sales in Germany increased from $701.8 million in 2009 to $818.5 million in 2010.  The pace growth in the German market slowed down compared to previous years as a result of the German government’s decision to reduce feed-in tariffs in mid-2010.  Our net revenues from sales in Germany constituted 28.2% of our total net revenues in 2010 compared to 41.4% in 2009.

Our total net revenues from sales in Italy increased substantially to $473.9 million in 2010 from $200.1 million in 2009 primarily due to a favorable installation environment and attractive subsidies granted by the government, which led to attractive returns to system owners.  In turn, demand from the Italian market increased substantially in 2010.

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

Our total net revenues from sales in the rest of our European markets, including the United Kingdom, Greece, the Benelux region, Scandinavia and the Eastern Europe countries increased from $182.1 million in 2009 to $315.8 million in 2010, due primarily to the strong demand for our PV modules.  Our net revenues from sales in the European markets other than Germany, Spain, Italy and France constituted 10.9% of our total net revenues in 2010, compared to 10.8% in 2009.

Our total net revenues from sales in the U.S. market increased from $160.4 million in 2009 to $443.3 million in 2010, due to a reduction in the price of our PV modules leading to increased demand, as well as success in our brand marketing and a stable subsidy environment which led to increased economic incentives to adopt our PV modules in projects in 2010.  Our net revenues from sales in the U.S. market constituted 15.3% of our total net revenues in 2010, compared to 9.5% in 2009.

Sales to our largest customer accounted for 6.8% of our total net revenues in 2010, compared with 8.2% in 2009.  We intend to diversify our geographic presence and customer base in order to achieve balanced and sustainable growth.

Cost of Revenues.  Our cost of revenues increased from $1,331.3 million in 2009 to $2,358.8 million in 2010.  The increase in our cost of revenues was due primarily to a significant growth of our shipment volume accompanied by, and to a lesser extent, the rising prices of silicon wafers, our key manufacturing material, in the second half of 2010.  Our overall cost structure benefited from a steady reduction of non-silicon material and manufacturing costs.  However, the magnitude of these reductions was not able to fully offset the increase in silicon wafer prices in the second half of 2010.  As a result, the cost of revenues as a percentage of our total net revenues increased in 2010 to 81.3% in 2010 compared to 78.6% in 2009.

Gross Profit.  As a result of the foregoing, our gross profit increased to $543.1 million in 2010 from $362.0 million in 2009.  Because the reduction of our per unit cost did not outpace the reduction of our selling prices, our gross margin decreased from 21.4% in 2009 to 18.7% in 2010.

Operating Expenses.  Our operating expenses increased significantly from $345.9 million in 2010 from $188.0 million in 2009.  Operating expenses in 2010 included the impairment of a long-lived asset as a result of the abandonment of our Shanghai amorphous-silicon thin-film equipment, which amounted to $54.6 million.

•                  Selling Expenses.  Our selling expenses increased from $82.1 million in 2009 to $118.0 million in 2010 and, as a percentage of our total net revenues, decreased from 4.9% in 2009 to 4.0% in 2010.  The difference in absolute amounts recognized was mainly attributable to the increase of warranties and shipping and handling costs on the back of our increased sales revenue, and reduction of sales commission.  In 2010, we accrued 0.72% of our Suntech Japan PV module revenues and to 1.0% of our other PV module revenues as warranty costs at the time revenue was recognized, which were included in our selling expenses.

•                  General and Administrative Expenses.  Our general and administrative expenses increased from $76.9 million in 2009 to $133.1 million (excluding $54.6 million impairment of long lived assets) in 2010 and, as a percentage our total net revenues, increased slightly from 4.5% in 2009 to 4.6% in 2010.  The changes in our general and administrative expenses was due primarily to (i) an increase in the provision for doubtful debts, which amounted to $20.9 million, inclusive of an $8.0 million impairment related to our prepayment to Shunda holdings; (ii) increased total salary and benefits expenses of administrative, finance and human resources personnel as a result of increased headcount; (iii) increased fees and expenses incurred for professional services; and (iv) increased amortization expenses of intangible assets generated from the acquisition of Suntech Japan, Kuttler and SES.

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

As mentioned above, the impairment of a specific long-lived asset, our Shanghai amorphous-silicon based thin-film production line, resulted in an impairment of $54.6 million in 2010.  The overall decline of the cost of crystalline based PV technology has led to our belief that amorphous silicon thin-film technology would not be a long term cost competitive solution, and therefore we abandoned the investment in the manufacture line.

Interest Expense, net.  Our net interest expense decreased from $93.7 million in 2009 to $91.9 million in 2010.  Our net interest expense moderately reduced in 2010 as our 2012 due convertible notes was largely repaid in February 2010 with the exercise of the holders put option.

Foreign currency exchange gain (loss), net.  We had a foreign exchange loss of $46.7 million in 2010, compared to a foreign exchange gain of $8.6 million in 2009.  The loss was primarily due to the depreciation of the Euro against the U.S. dollar in 2010.

Other Income (Expense), net.  We recorded a net other expense of $47.7 million in 2010, compared to a net other income of $2.6 million in 2009.  The significant losses in 2010 included $49.8 million of the marking to market of derivative which were used to hedge our Euro revenue exposure which did not meet cash flow hedge accounting treatment.

Tax (Expense) Benefit.  Our tax expense increased from $2.5 million in 2009 to $23.8 million in 2010 which is primarily due to the non-deductibility of certain sales concession, which caused a significant increase in the taxable income of Wuxi Suntech.

Equity in Net Earnings (Loss) of Affiliates.  We evaluate our equity method and cost method investments for impairment when indicators of impairment occur.  We determine the fair value of our investment using a combination of the income approach and the market approach.  The income approach includes the use of a weighted average of multiple discounted cash flow scenarios of such investments, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the solar power industry.  Estimates of projected revenues, expenses, capital spending, and other costs are developed by management of our equity method investees and reviewed by us.  The market approach includes using financial metrics and ratios of comparable public companies, such as projected revenues, expenses, and other costs.  The selection of comparable companies used in the market approach requires management judgment and is based on a number of factors, including polysilicon products within the solar industry, comparable companies’ sizes, growth rates, and other relevant factors.  Based on the result of the foregoing valuation approach, we recognized an impairment loss of $82.3 million relevant to our investment in Shunda Holdings in 2010.

We account for our investment in GSF using the equity method of accounting.  GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value.  As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings.  Accordingly, under the equity method of accounting, we record our proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in our consolidated results of operations.  We recognized our share of equity income of $269.5 million.  In addition, we also recognized an equity income of $50.3 million on consolidation of Rietech acquisition, which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value in accordance with ASC ASC 805-10-25-9.

Net Income (Loss) Attributable to Ordinary Shares.  As a result of the cumulative effect of the above factors, net income increased from $85.6 million in 2009 to $236.9 million in 2010.  Our net margin increased from 5.1% in 2009 to 8.2% in 2010.

Inflation

Since our inception, inflation in China has not materially affected our results of operations.  According to the National Bureau of Statistics of China, changes in the consumer price index in China were -0.7%, 3.3%, and 5.4% in 2009,  2010 and 2011 respectively.  We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

B.            Liquidity and Capital Resources

We require a significant amount of cash to fund our operations, especially as our 2013 convertible notes will become due in March 2013 .  We may also require cash generally to meet future capital and capacity expansion requirements, which are difficult to plan in the rapidly changing PV industry.

From 2009 to 2011, we financed our operations primarily through short-term and long-term bank borrowings, proceeds from the follow-on offering of our ADSs in May 2009, $50 million convertible loan received from the IFC in June 2009  and, to a lesser extent, cash generated from operations.  As of December 31, 2011, we had $492.4 million in cash and cash equivalents.  Most of the foregoing financial instruments were denominated in U.S. dollars and Renminbi.  Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.

We currently have a significant amount of debt outstanding.  Our short-term bank borrowings are comprised primarily of short-term bank loans, trade finance facilities utilized, and draw-downs from our short-term credit facilities. As of December 31, 2011, including the current portion of long-term bank borrowings, our short-term bank borrowings totaled $1,573.4 million.

Our short-term bank borrowings outstanding as of December 31, 2011 bore average interest rates of 4.48% in 2011.  These borrowings have terms of one year or less, and mature at various times through 2012.  These loans were borrowed from various financial institutions.  None of these short-term credit facilities were restricted to the purchase of fixed assets.  All, except one, of such short-term bank borrowings did not contain any financial covenants or restrictions.  These facilities contain no specific renewal terms, but we have historically been able to obtain extensions of some of the facilities shortly before they mature.  We plan to repay these short-term bank borrowings with cash generated by our operating activities or alternative funding in the event we are unable to obtain extensions of these facilities in the future.  As of March 31, 2012, our short-term bank borrowings, including the current portion of long-term bank borrowings, totaled $1,557.1 million. We expect to obtain additional bank borrowings through short-term bank loans and draw-downs from new and existing credit facilities from financial institutions we have relationships with should we need additional funding for working capital and capital expenditures.  As of December 31, 2011, we had short-term credit facilities with an aggregate limit of $3,905.4 million, of which $1,754.8 million had been drawn down.

Our long-term bank borrowings bore an annual average interest rate of 3.56% in 2011.  These loans were borrowed from various financial institutions and were within the limit of the maximum amount of each facility.  Loans in the principal amount of $31.1 million are restricted to purchase fixed assets, not for working capital needs.  Two long-term facilities contain financial covenants and restrictions, including those related to debt -to -equity ratio and quick ratio.  As of December 31, 2011, we had seven long-term credit facilities with an aggregate limit of $316.2 million, of which $196.5 million has been drawn down.

We and various of our subsidiaries have entered into commercial bank loans that contain financial covenants.  As of December 31, 2011, we have not met the financial covenants in all of our commercial bank loans.  As of December 31, 2011, we have breached covenants with two financial institutions with a total principal amount owed of $40 million.  We previously recorded $27.9 million of the loans in which we have not met the financial covenants as “long-term borrowings,” but have now classified these loans under “Short term borrowings.”

Each of the commercial banks is aware of the non-compliance with the financial covenants.  Under the terms of the respective loan agreements with the commercial banks, each of the banks is entitled to deliver a notice accelerating such loan and demanding immediate repayment of the entire respective loan amounts.   None of the commercial banks has delivered such notice.  We are currently in discussions with each of the banks to provide a waiver of such covenants, and in the interim we have received oral assurances from each of the commercial banks that it does not intend to deliver a notice accelerating such loan.  We cannot assure you that we will be able to receive waivers of such covenants from each of the banks, or that such banks will not deliver a notice accelerating such loans and demanding immediate repayment of the entire respective loan amounts

In December 2008, we conducted open market repurchases of $93.8 million in aggregate principal amount of our 2012 convertible notes, and we repurchased $93.8 million aggregate principal amount of the 2012 convertible notes for a total consideration of $61.0 million.  In 2009, we repurchased $181.2 million aggregate principal amount of the 2012 convertible notes for a total consideration of approximately $159.6 million in open market repurchases.  In 2010, we further repurchased an aggregate of $221.2 million principal amount of our 2012 convertible notes for a total consideration of $221.2 million as a result of the holders exercising their put option. In the first quarter of 2012, the remaining $3.8 million principal amount of our 2012 convertible notes was due and fully repaid, and we also repurchased an aggregate amount of $34.0 million principal amount of our 2013 convertible notes for a total consideration of $25.0 million.  As of the date of this annual report, the outstanding principal amounts of our 2012 convertible notes and 2013 convertible notes were nil and approximately $541.0 million, respectively.

Due to the weakening industry environment, we experienced significant net losses for the fiscal year ended December 31, 2011.  As of December 31, 2011, we had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of $522.9 million, which was mainly the result of financing our capital expenditures through short-term borrowings. In addition, since the second quarter of 2011, we started to experience some negative trends in our operations, including loss from operations, working capital deficiencies and certain adverse key financial ratios.  Apart from our efforts of improving financial performance as discussed in the “Overview” section, we took or are taking the following measures to overcome liquidity difficulties:

Bank financing.  With an aim to improve liquidity, we have successfully negotiated with commercial banks, and will continue to negotiate with such and other banks to obtain revolving bank facilities. As of March 31, 2012, we were, in all major aspects, in compliance with debt covenants, and had a total revolving credit facilities of $4,066.1 million, of which $2,481.5 million was unused. These short-term credit facilities expire through March 31, 2013. Management believes that we will be able to obtain continued borrowing facilities from the banks when we require, so that the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

Equity and debt offering. We will consider obtaining additional funding from the issuance of additional equity or debt when market conditions permit and to the extent such issuances are in the overall best interests of our business.

Reorganization of our business. Due to the financial crisis in 2008 and subsequent industry change, we stopped our capacity expansion plan for thin film in 2009.  In the middle of 2011, we closed a thin-film R&D subsidiary in Germany, CSG Solar AG, and in the third quarter of 2011, we further decided to stop our thin-film R&D activities at Sichuan Suntech.  In 2012, we also plan to exit or monetize our non-core assets, including our investment in GSF.

We have also developed plans to reduce capital and operating expenditures, implemented aggressive accounts receivable collection and inventory reduction efforts, and adopted strict control of operating activities and investing activities of the Company to improve our cash flow since the third quarter of 2011. As a result, positive results, including positive operating cash flows, were generated and lower expenditure targets were met in the fourth quarter of 2011.

We believe that the actions we have taken and the liquidity plan we have developed, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for the next 12 months.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Under that assumption, it is expected that assets will be realized and liabilities will be satisfied in the normal course of business.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry—[We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern]” for a more detailed discussion of risks relating to our working capital deficit and our liquidity plan.

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

Long-term Loans to Our Suppliers

As part of the 10-year supply agreement with MEMC, we also granted a loan to MEMC in the aggregate principal amount of $625.0 million over the course of 11 years as a means of securing our obligations to MEMC.  The loan was to be repaid by MEMC, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount) by the end of the 11-year period.  If we had failed to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, MEMC could have retained a portion of the loan up to the purchase shortfall.  At inception, $9.6 million was accrued and was subsequently charged over the 11 year term as imputed interest for the interest free loan.

In the second quarter of 2011, in conjunction of with the termination of the supply agreement with MEMC, the outstanding balance of the interest free loan to MEMC was waived and treated as part of the total compensation to MEMC.

Advances to Affiliates and Prepayment to Suppliers

In order to secure a stable supply of silicon raw materials, we make prepayments to certain suppliers based on written purchase orders and contracts detailing product, quantity and price.  Under these supply agreements, we have the right to inspect products prior to acceptance, and under a portion of the arrangements we can also terminate the arrangements and request refund of our prepayments with interest and/or a penalty fee in the event that suppliers are late in or fail to make their deliveries.  Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term prepayments on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months.  As of December 31, 2009, 2010 and 2011, we had advances to suppliers that amounted to $48.8 million, $84.4 million and $84.4 million, respectively, and long-term prepayments that amounted to$188.1 million, $213.8 million and $185.1 million, respectively.  At the year end of 2010, our long-term prepayments also included the capitalized portion of cost of revenues associated with the warrant granted to MEMC that amounted to $95.3 million.

We have made a number of strategic equity investments in upstream suppliers as a part of our strategy to secure high-quality and low-cost polysilicon and silicon wafers.  As of December 31, 2011, the current portion of amounts due from related parties amounted to $67.7 million and the non-current portion of amounts due from related parties amounted to $67.6 million, primarily consisting of advances and prepayments to these related party suppliers.

Trend of credit terms allowed to customers

We had benefited from the low interest rate, abundant credit environment prior to the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms.  In order to execute our strategy of global sales expansion, we have extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments are due.  The extended credit terms to our customers have created additional demands on our working capital.  In general, we have granted extended credit terms to our existing and new customers in 2011 based on the expectations that probability of customer defaults should be low as global macro economy gradually recovers.  However, as a result of business scale and geographical expansions, the total amount of provision for doubtful accounts recognized was $55.3 million in 2011, compared to $18.5 million in 2010.  Excluding the $21.1 million provision of prepayments to Shunda and Nitol in 2011, our investee companies that supply us with polysilicon and wafers, our provision for doubtful account was $34.2 million in 2011 compared to $10.5 million in 2010 (excluding $8.0 million provision of prepayment to Shunda in 2010).

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(In millions)
Net cash provided by (used in) operating activities	$292.9	$(30.0)	$93.3
Net cash used in investing activities	(441.9)	(238.6)	(567.5)
Net cash provided by financing activities	479.4	303.0	102.1
Net increase (decrease) in cash and cash equivalents	325.4	39.3	(380.1)
Cash and cash equivalents at beginning of the year	507.8	833.2	872.5
Cash and cash equivalents at end of the year	$833.2	$872.5	$492.4

Operating Activities

Our net cash generated from operating activities improved to $93.3 million in 2011 compared to negative $30.0 million in 2010.   The improved operating cash flow in 2011 was primarily due to our enhanced working capital management with respect to accounts receivable,  inventory and accounts payable. The non-cash items, including write-off of warrants cost, impairment of goodwill, impairment of long-lived assets and indefinite lived intangible assets, impairment of investments in Shunda and Nitol, provision for prepayments to Shunda and Nitol, and equity in earnings (loss) of affiliates, were adjusted in the prepared presentation of our net cash flow from operating activities based on the indirect method.

Our net cash used in operating activities was $30.0 million in 2010.  We had net cash generated from operating activities in the amount of $292.9 million in 2009.  The negative cash flow from operating activities in 2010 was due primarily to significant expansion of working capital consumed by business scale expansion and additional prepayments for polysilicon and silicon wafers.

Investing Activities

Net cash used in investing activities increased from $238.6 million in 2010 to $567.5 million in 2011.  The increase was primarily due to (i) increased capital expenditure in 2011 for the purchase of property, plant and equipment, (ii) increased net proceeds from redemption of financial derivatives in 2011, (iii) increase in restricted cash that were mainly deposits placed with banks for trade finance and bank borrowings, and (iv) the net proceeds of $201.6 million received in 2010 from the redemption of a short-term principal guaranteed deposit, which was accounted for as a short-term investment, partially offset by the decreased purchase of long-term equity investment in 2011 than in 2010.  Our total cash outlays for the purchase of property, plant and equipment amounted increased from $276.0 million in 2010 to $366.8 million in 2011.  Our cash outlay for investments in long term investments in 2010 mainly include the acquisition of Rietech and additional investments in Global Solar Fund.

Net cash used in investing activities decreased by 46.0% from $441.9 million in 2009 to $238.6 million in 2010.  The decrease was due primarily to (i) receipt of net proceeds of $201.6 million received in 2010 from the redemption of a short-term principal guaranteed deposit which was accounted for as a short term investment, and (ii) purchase of a principal guaranteed structure deposit of $200 million with the proceeds from the follow-on offering of our ADSs in May 2009.  This deposit was used to repurchase our 2012 convertible notes on February 15, 2010.

Financing Activities

Net cash provided by financing activities decreased from $303.0 million in 2010 to $102.1 million in 2011.  Our net additional short-term borrowing was $147.6 million in 2011.  Our net decrease in long-term bank borrowing was $4.0 million in 2011.

Net cash provided by financing activities decreased from $479.4 million in 2009 to $303.0 million in 2010.  Our net additional short-term borrowing was $433.7 million in 2010.  Our net increase in long-term bank borrowings was $36.0 million in 2010.  In 2010, we also repurchased the great majority of our 2012 convertible notes with a total consideration of $221.2 million.

We require additional cash to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months, repaying existing debt obligations or refinancing our existing debts as a result of changing business conditions or other future developments.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions.  If we are not able to generate sufficient cash flow to meet our debt repayment or other financial obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek additional equity or debt financing.  The macro liquidity and credit lending environment could continue to be challenging and subject to uncertainties due to the European sovereign debt crisis, the slower-than-expected economic recovery in the United States as well as the slowing down of economic growth in the emerging economies.  We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our shareholders.  The incurrence of debt would result in increased interest rate risk, divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness.  We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

We made capital expenditures of $142.6 million, $276.2 million and $366.8 million in 2009, 2010 and 2011, respectively.  In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules.  In 2011, our capital expenditure was mainly used for the expansion of wafer capacity as we acquired Rietech at the end of 2010. We estimate that our capital expenditures in 2012 will be approximately $120.0 million to $150.0 million, which will be used primarily for maintenance purpose.  We plan to fund the balance of our 2012 capital expenditures substantially with cash generated from operations.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. We do not believe that the adoption of ASU 2011-04 in the first quarter of 2012 will have an impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.  ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-12 deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011 and must be applied retrospectively. We do not believe that the adoption of ASU 2011-05 will have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which require companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.

We are evaluating the effect of the adoption of ASU 2011-11 will have on its consolidated financial statements.

C.            Research and Development

Our objective is to be the global market leader for the development, manufacture and commercial scale installation of PV products and systems, and to spearhead the movement to achieve grid parity.  We will continue to develop new technologies and to design more advanced equipment to manufacture, cost-effectively and on a large scale, PV cells with higher conversion efficiencies.  Since 2008, we had commenced commercial production of PV cells utilizing our internally developed Pluto technology, a high efficiency PV technology that allows us to achieve conversion efficiency of 20.3% on PV cells manufactured with monocrystalline silicon wafers and 18.1% on PV cells manufactured with multicrystalline silicon wafers.  We are now focusing on a new generation of Pluto technology with the aim of increasing the efficiencies to 20-21% for monocrystalline silicon and 17.5-18.5% for multicrystalline silicon.

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

We believe that the continual improvement of our technology is vital to maintaining our long term competitiveness.  Therefore, we intend to continue to devote our management and financial resources in research and development.  Our senior management team spearheads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes.  Dr. Zhengrong Shi, our founder, chairman of our board of directors and our chief executive officer, and Dr. Stuart R. Wenham, our chief technology officer, are both prominent figures in the PV industry.

As of December 31, 2011, our research and development center employed about 380 personnel, including 276 PV technology experts from China and abroad.  We have established technological cooperative relationships with a number of universities in China and abroad, including the Center of Excellence for Photovoltaic Engineering at the University of New South Wales in Australia, the establishment of an Advanced Solar Facility for nanoplasmonic PV cell development at the Swinburne University of Technology in Australia, the research and application institute of solar energy at Zhongshan University in China, the research institute of solar energy at Shanghai Jiaotong University in China, as well as Zhengzhou University, Nanjing Aeronautic University and Jiangnan University in China.

Our research and development expenditures were $29.0 million, $40.2 million and $38.6 million in 2009, 2010 and 2011, respectively.  The decrease in the absolute amount of our research and development expenses was due primarily to the decrease of salary and benefit expense of research and development personnel as a result of headcount control.

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

E.              Off-Balance Sheet Arrangements

In connection with our investment in GSF, an investment fund created to make investments in private companies that own or develop projects in the solar energy sector, we entered into a commitment to invest up to €258.0 million in 2008.  As of December 31, 2010, our investment in GSF amounted to €155.7 million, of which, €55.9 million had been invested as of December 31, 2008, €18.7 million was invested in 2009, and a further €81.1 million was invested in 2010.  No additional capital call payment was made for the year ended December 31, 2011.  In November 2011, 2,000 shares, representing 6.7% of total GSF shares, were transferred from Suntech to GSF Capital Pte. Ltd (“GSF Capital”), which is ultimately owned by Mr. Romero, at a total consideration of €12.2 million. And as part of the share transfer agreement, Suntech will meet on behalf of GSF Capital future capital calls linked to the shares transferred for an amount of €7.7 million. Of the total consideration of €12.2 million, €7.7 million will be paid by Mr. Romero contingent upon completion of an additional capital call. As we do not expect to fulfill any capital call in the foreseeable future, such consideration has not been recognized as an asset as of December 31, 2011. We have recognized a total loss of $30.7 million as a result of this transfer. As of December 31, 2011, we had a remaining capital commitment of €94.4 million.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, in the amount of approximately €554.2 million.  In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million.  Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, any cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and any material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement.  As of December 31, 2011, approximately 145 MW of power plants have been completed, of which approximately 143 MW have been connected to the grid. As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF.  The fair value of the debt guarantee was approximately $2.0 million, which was recorded in our balance sheet at the effective date of this guarantee.

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

F.              Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In millions)
Long-term debt obligations(1)	$233.2	$94.9	$137.8	0.5	—
Capital (finance) lease obligations	178.0	36.8	50.6	65.0	25.6
Operating lease obligations	4.7	1.3	2.1	1.3	—
Purchase obligations(2)	4,535.3	622.0	1,157.0	1,148.7	1,607.6
Convertible notes	584.7	3.8	531.6	—	49.3
Total	$5,535.9	$758.8	$1,879.1	$1,215.5	$1,682.5

(1)          The amounts include interest expenses payable calculated basing on the 3.71% average interest rate of the Company during year 2011.

(2)          A reconciliation from the purchase obligations outstanding as of December 31, 2011 to the future minimum obligation under long-term supply agreements as of December 31, 2011 is as follows (in millions, rounded):

Future minimum obligation under long term supply agreements as of December 31, 2011	$4,466.7
Add: Commitments outstanding for the purchase of property, plant and equipment	$8.6
Add: Future minimum purchase commitment of raw materials under short term agreements	$60.0
Purchase obligation outstanding as of December 31, 2011	$4,535.3

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

ITEM 6.                             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title (5)
Zhengrong Shi	49	Chairman of the Board of Directors, Chief Executive Officer
Zhi Zhong Qiu	57	Independent Director(2)(3)
Julian Ralph Worley	67	Independent Director(1)(2)(3)
Susan Wang	61	Independent Director(1)
David King	56	Chief Financial Officer, Director (4)
Andrew Beebe	40	Chief Commercial Officer
Stuart R. Wenham	56	Chief Technology Officer

Name	Age	Position/Title (5)
Hongkuan Jiang	55	Chief Human Resources Officer
(Eric) Xin Luo	46	Vice President of Global Supply Chain
Guozhu Long	36	Vice President, Cell and Module Operations
Kim Liou	43	General Counsel
Victor Xiong-Hai Bo	40	Vice President, Wafer Operations

(1)          Members of the audit committee

(2)          Members of the compensation committee

(3)          Members of the corporate governance and nominating committee

(4)          The transition of the role of our chief financial officer from Ms. Amy Zhang to Mr. David King was completed on May 10, 2011. Ms. Zhang has departed the Company and resigned her position on the Board of Directors effective April 22, 2011. On May 21, 2011, the Company’s directors also unanimously elected Mr. David King to serve on the Company’s board of directors to fill the vacancy created by the prior resignation of Ms. Amy Zhang from the board.

(5)          Mr. David Hogg, our senior vice president of product management and chief operating officer, provided formal notice of his resignation from the Company effective January 21, 2012 for personal reasons.  Mr. David Hogg’s duties have been allocated among other executives at the Company.

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

Mr. Zhi Zhong Qiu is a director of our company, the chairman of our compensation committee and a member of our corporate governance and nominating committee.  He currently is vice chairman for Asia-Pacific and chairman of Greater China for Barclays Capital.  From April 2006 to April 2009, Mr. Qiu served as the managing director of ABN AMRO in charge of Greater China practice.  He is the founder and chairman of Dragon Advisors Limited, and the chairman of the board of directors of DragonTech Ventures Management Company, the management company for DragonTech Ventures Fund.  Mr. Qiu is also the founder and chairman of Quartz Capital Companies, a group of companies engaged in direct investment and business and strategic consulting in China.  From 1998 to 2002, Mr. Qiu was the chairman of the Greater China Region of Credit Suisse First Boston, or CSFB.  From 1995 to 1998, Mr. Qiu was a managing director of CSFB and was responsible for all derivatives activities for Credit Suisse Financial Products, CSFB’s financial derivatives affiliate.  Mr. Qiu received his bachelor of science degree magna cum laude in computer science from New York University, his bachelor of engineering degree summa cum laude in electrical engineering from Cooper Union, his master of science degree in electrical power engineering from Ohio State University, and his MBA degree from Harvard Business School.

Mr. Julian Ralph Worley is a director of our company, the chairman of our audit committee and a member of our compensation committee.  Mr. Worley, the chairman of our corporate governance and nominating committee, has since October 2010 been an independent non-executive director of ShangPharma Corporation and a member of its audit committee.  From May 2005 to February 2010, he was an independent non-executive director and the chairman of the audit committee of Mandra Forestry Finance Limited and its holding company, Mandra Forestry Holdings Limited.  In September 2003, Mr. Worley retired from PricewaterhouseCoopers, where he had served as a consultant in the Philippines from September 2000, and prior to that, as an audit partner at Price Waterhouse Hong Kong (later PricewaterhouseCoopers) for over 25 years.  Mr. Worley graduated from the London School of Economics and Political Science, University of London, with a bachelor degree in economics.  Mr. Worley is qualified as a fellow of the Institute of Chartered Accountants in England and Wales, a fellow of the Hong Kong Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Directors.

Ms. Susan Wang is a director of our company and a member of our audit committee.  Ms. Wang has over 25 years of experience in financial and senior executive positions at high-tech companies.  She was most recently executive vice president of corporate development and chief financial officer of Solectron Corporation, an electronics manufacturing services company, where she worked from 1984 until 2002.  Prior to Solectron, Ms. Wang held financial and managerial positions with Xerox Corporation and Westvaco Corporation.  She currently serves on the board of directors for Altera Corporation, Cirrus Logic, Nektar Therapeutics, and Premier, Inc. Ms. Wang is a certified public accountant and holds a bachelor’s degree in accounting from the University of Texas and a master’s of business administration degree from the University of Connecticut.

Mr. David King has been our chief financial officer and director since May 2011.  Mr. King is the former chief financial officer and treasurer of Tetra Tech, Inc., a leading provider of consulting, engineering, program management, construction, and technical services addressing the resource management, energy and infrastructure markets.   Prior to Tetra Tech, Mr. King served as vice president of finance and operations of Walt Disney Imagineering, and earlier, as vice president and chief financial officer of the Asia Pacific region for Bechtel Group, Inc., a global engineering, construction and project management company.  Mr. King began his career at Price Waterhouse where he gained a decade of international and transactional experience at the firm’s Seattle, Los Angeles and Hong Kong offices.  Mr. King studied business administration at the University of Washington and is a certified public accountant.

Mr. Andrew Beebe currently serves as our chief commercial officer.  Mr. Beebe joined us in 2008, following the company’s acquisition of EI Solutions, a California-based regional solar installer, as vice-president of global product strategy.  Before leading EI Solutions, Mr. Beebe helped found the high-concentration PV company, Energy Innovations, with Bill Gross at Idealab in 2002.  Previously, he was a partner at Clean Edge, a clean-tech consulting firm, and cofounder and CEO of Bigstep, one of the world’s first small business e-commerce solutions providers.  Mr. Beebe holds a B.A. in government from Dartmouth College.

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

Mr. (Eric) Xin Luo joined us in October 2010 as the vice president of global supply chain and is responsible for end-to-end supply chain management encompassing order management, supply/demand planning, procurement, manufacturing and logistics. He has over 20 years of professional experience in global sourcing/supply chain and brings an extensive knowledge in the manufacturing environment of a variety of industries, including building materials and consumer electronics. Prior to joining us, Mr. Luo was in charge the global strategic sourcing for industry leading manufacturers, Nortek Inc. and Thomson Inc. Mr. Luo holds a MBA in supply chain management and international marketing from Michigan State University.

Mr.Guozhu Long currently serves as vice president, cell and module operations.  Mr. Long joined us in June 2003 and has held positions of increasing responsibilities in production management as a production manager and general manager.  During the three years prior to joining us, Mr. Long was engaged in photovoltaic ingot and wafer production.  Mr. Long holds a bachelor degree in mechanical and electrical engineering, with a minor in computer science, from Xiangtan University, and an executive MBA from Nanjing University.

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

Mr. Victor Xiong-Hai Bo currently serves as vice president, wafer business operations and is currently responsible for wafer business operation as the general manager.  Mr. Xiong joined us in February 2005 and has held the position of internal control director for the company’s software implementation and Sarbanes-Oxley compliance .  During the 12 years prior to joining us, Mr. Xiong was engaged in the electricity industry for a Japanese company with a quality management role.  Mr. Xiong holds a bachelor degree in computer science from Anhui Mechanicals and Electronics  University.

On May 21, 2011, our board of directors fixed the size of our board to consist of five directors.

The address of our directors and executive officers is c/o Suntech Power Holdings Co., Ltd., 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China.

B.            Compensation of Directors and Executive Officers

Compensation

In 2011, the aggregate cash compensation to our executive officers, including all the directors, was approximately $4.6 million.  For equity incentives granted to officers and directors, see “— 2005 Equity Incentive Plan.”

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

In April 2010, our board of directors approved an amendment to the 2005 equity incentive plan whereby the compensation committee was granted the authority in its discretion to authorize stock option grants having a maximum term of ten years. In connection with such amendment, the compensation committee approved the extension of the term of 3,916,131 stock options granted in 2005 and 2006 from five years to ten years.

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

Administration.  Our 2005 equity incentive plan is administered by the compensation committee of our board of directors.  The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for the options, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

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

Amendment and Termination of Plan.  Our board of directors may at any time amend, suspend or terminate our 2005 equity incentive plan.  Amendments to our 2005 equity incentive plan are subject to shareholder approval, to the extent required by law, or by stock exchange rules or regulations.  Any amendment, suspension or termination of our 2005 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards.  Unless terminated earlier, our 2005 equity incentive plan was to continue in effect for a term of ten years from the date of adoption.

On November 13, 2007, we granted 138,500 restricted shares to certain of our employees.  The restricted shares have a vesting schedule of five separate 20% annual increments.  For 30,000 out of the 138,500 restricted shares granted, have since vested.  For the remaining 108,500 restricted shares, one-fifth of these shares vested on each of November 13, 2008, 2009, 2010 and 2011, respectively,and the reaming one-fifth will vest on November 13, 2012.

On October 24, 2008, we granted 92,930 restricted shares to certain employees who originally worked for EI Solutions Inc., which we acquired in September 2008 and renamed Suntech Energy Solutions Inc.  One-fifth of these shares vested on each of October 24, 2009, 2010 and 2011, respectively,  and the remaining shares will vest on each of October 24, 2012 and 2013, respectively.  On November 15, 2008, we granted 1,313,500 restricted shares to certain of our employees and directors.  The restricted shares have a vesting schedule of five separate 20% annual increments with one-fifth of these shares having vested on each of November 15, 2010 and 2011, respectively, and the rest vesting on each of November 15, 2012 and 2013, respectively.

On November 14, 2009, we granted 1,590,000 restricted shares to certain of our employees.  For 50,000 out of the 1,590,000 restricted shares granted, one-fifth of these shares vested on each of November 14, 2009, 2010 and 2011, respectively and the remaining shares will vest on each of November 14, 2012 and 2013.  For the remaining 1,540,000 restricted shares, one-fifth of these shares vested on each of November 15, 2010 and 2011, respectively and the rest will vest on each of November 14, 2012, 2013 and 2014, respectively.

On April 19, 2010, we extended the term of those options granted on September 5, 2005, September 1, 2006 and November 19, 2006 from five years to ten years.  This modification resulted in a total $1.5 million incremental compensation cost in 2010.

On December 10, 2010, the Compensation Committee of the Board approved 1,600,000 restricted shares to be granted to certain of our employees.  Out of the 1,600,000 restricted shares granted, 35,000 restricted shares vested on January 19, 2011, 290,000 vested on August 16, 2011, and 290,000 will vest on each of August 16, 2012, 2013, 2014 and 2015, respectively.  Of the remaining restricted shares, one-fifth vested on December 10, 2011 and the other one-fifths will vest on each of December 10, 2012, 2013, 2014, and 2015, respectively.

On January 3, 2012, we granted 2,850,000 restricted shares to certain of our employees.  Out of the 2,850,000 restricted shares granted, 50,000 restricted shares vested on January 3, 2012, and 560,000 restricted shares will be vested on January 3, 2013, 2014, 2015, 2016 and 2017, respectively.  The remaining restricted shares will be vested on each of January 3, 2013, 2014, and 2015, respectively.

C.            Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. Julian Ralph Worley and Ms. Susan Wang, and is chaired by Mr. Julian Ralph Worley, a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules.There are no current plans to replace Mr. Maynard on the audit committee at this time.  All members of our audit committee satisfy the “independence” requirements of the NYSE Rules and meet the criteria for independence set forth in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Julian Ralph Worley and Zhi Zhong Qiu (who is the chairman), both of whom satisfy the “independence” requirements of the NYSE Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Julian Ralph Worley (who is the chairman) and Zhi Zhong Qiu, both of whom satisfy the “independence” requirements of the NYSE Rules.  The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests.  Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time.  Our company has the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors.  Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

The service contracts of our directors do not provide for benefits upon termination of their directorship.

Employment Agreements

We have entered into employment agreements with most of our executive officers.  We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us.  An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee.  Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party.  Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

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

D.            Employees

We had 12,548, 20,231 and 17,693 employees as of December 31, 2009, 2010 and 2011, respectively.  The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2011:

	Number of Employees	Percentage of Total
Manufacturing and engineering	14,303	80.8%
Quality assurance	930	5.3
General and administration	643	3.6
Purchasing and logistics	946	5.3
Research and development	380	2.1
Marketing and sales	254	1.4
Others	237	1.3
Total	17,693	100.0%

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel.  As of December 31, 2011, over 1,900 of our employees held bachelor’s or higher degrees.  Many of these employees have overseas education and industry experiences, and we periodically send our technical personnel overseas for study and training. Substantially all of our manufacturing line employees have post-high school technical degrees or high school diplomas.  Our employees receive periodic training every year.

We offer our employees additional annual merit-based bonuses based on the overall performance of such individual employee, his or her department and our company in general.  We are required by applicable PRC regulations to contribute amounts equal to 20%, 8.2%, 12%, 2%, 1.6% and 0.9% of our employees’ aggregate salaries to a pension contribution plan, a medical insurance plan, a housing fund, an unemployment insurance plan, a personal injury insurance plan and a maternity insurance plan, respectively, for our employees.  The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 was $5.3 million, $22.5 million and $39 million, respectively.

We have reached collective bargaining agreement with the Suntech Union since 2010 which covered the majority of the employees in China and have renewed it in 2011.  We believe this agreement will significantly enhance employee satisfaction with the Company.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2012, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Zhengrong Shi(3)	54,699,779	30.2%
Zhi Zhong Qiu(4)	*	*
Julian Ralph Worley(4)	*	*
David King(4)	*	*
Susan Wang(4)	*	*
Stuart R. Wenham(4)	*	*
Andrew Beebe(4)	*	*
Hongkuan Jiang(4)	*	*
Kim Liou(4)	*	*
(Eric) Xin Luo(4)	*	*
Long Guozhu(4)	*	*
Principal and 5% Shareholders:
D&M Technologies Limited(5)	53,199,779	29.4

*                 Upon exercise of all options and vesting of all restricted shares granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)          Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)          The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person.  Percentage of beneficial ownership of each listed person is based on 181,163,878 ordinary shares outstanding as of December 31, 2011, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report on Form 20-F.

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

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  As of December 31, 2011, of the 181,163,878 issued and outstanding ordinary shares, approximately 71.5% of those ordinary shares were held in the United States.

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

A.            Major Shareholders

Please refer to “Item 6.  Directors, Senior Management and Employees — Share Ownership.”

B.            Related Party Transactions

Transactions with Global Solar Fund, S.C.A, Sicar

In June 2008, we entered into a commitment to invest in Global Solar Fund, S.C.A, Sicar.  GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector.  Our initial commitment to GSF was €58.0 million, and in September 2008 we increased the size of our commitment by an additional €200.0 million to an aggregate total of €258.0 million in return for 86% of the share equity in GSF.  As of December 31, 2011, we had contributed a total of €155.7 million to GSF, fulfilling all of our contribution obligations by such date.  We have a 50% voting interest in GSF.

The general partner of GSF is Global Solar Fund Partners S.à r.l., which is responsible for the management of GSF.  The composition of the board of managers of the general partner is as follows:  Category A managers include Mr. Javier Romero and Category B managers include Dr. Zhengrong Shi, our chairman and chief executive officer, and Dr. Stuart Wenham, our chief technology officer.  Category A managers are entrusted with the day-to-day management of GSF, and any investment/divestment decision shall always include the favorable votes of the Category A manager and at least one Category B manager of the general partner.  Mr. Javier Romero has never served as an employee of our Company, but he previously served as a non-executive representative and sales agent of the Company where he facilitated sales of our PV products in Spain until March 2008.  In connection therewith, services he provided included collaborating with us in the identification of business opportunities, providing support in developing good relations between ourselves and customers, introducing our personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with us in the development of pricing policies in Spain.

As of December 31, 2011, GSF had a total of seven investee companies, namely Sicily Sun Power S.r.l, SV New S.r.l, Solar Puglia I S.r.l, Solar Puglia II S.r.l., Global Solar Fund Engineering Luxembourg S.r.l., GSF Capital Holland B.V., and Global Solar Fund Engineering Company Limited, each a wholly-owned subsidiary of GSF.  As of such dates, there were no separate interests in the investee companies held by any member of the board of managers of the general partner of GSF.  GSF had made aggregate commitments to such investee companies totaling €24.0 million, €22.1 million, and €9 million as of December 31, 2009, 2010 and 2011, respectively.  Additional investments may be made into GSF by third parties, which may include our partners, consultants, employees and affiliates.  Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Shi, our chairman and chief executive officer, holds an investment amounting to a 10.67% equity interest in GSF.

In 2009, 2010 and 2011, we shipped solar panels to GSF investee companies with a total value of $115.8 million, $197.4 million and $33.6 million, respectively. As of December 31 2011, we had $19.5 million account receivable from GSF investee companies.  We may from time to time supply additional solar panels to investee companies of GSF upon terms to be determined which may include acceptance testing of the panels, damages provisions for failure to meet specified delivery obligations or power output guarantees, system performance warrantees, and bank guarantees to support potential monetary obligations which may become owing under the agreements.

In May 2010, we consummated an arrangement in which we guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, in the amount of approximately €554.2 million.  In addition, as additional security to China Development Bank, we are required to maintain cash collateral accounts with a commercial bank in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately €30.0 million.  Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, any cross default by the borrower on other financial indebtedness in excess of €1.0 million, bankruptcy or other events of insolvency, and any material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or us, or the ability of the borrower or us to perform its obligations under the agreement.  As of December 31, 2011, approximately 145 MW of power plants have been completed, of which approximately 143 MW have been connected to the grid. As security for our obligations under the guarantee, we received a pledge of €560.0 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of GSF.  The fair value of the debt guarantee was approximately €2.0 million, was been recorded in our balance sheet at the effective date of this guarantee.  As of December 31, 2011, the carrying amount of such debt guarantee was $1.8 million.

In November 2011, we consummated a transfer of approximately 6.7% of our interests in GSF to affiliates of Mr. Romero, the Category A manager of Global Solar Fund Partners S.a.r.l.  Agreements for such transfer had been entered into with affiliates of Mr. Romero to settle amounts outstanding, as recognition of Mr. Romero’s contribution to the Company.  As a result of the consummation of such transfer, our interests in the share equity of GSF have been reduced from 86.0% to 79.3%.

Procurements of Raw Materials from Affiliated Companies

Nitol Solar became an affiliate since March 2008 when we acquired a total of 14.0% of its equity interest for a total consideration of $100.0 million in three tranches.  In March 2009, our investment in Nitol Solar was diluted down to approximately 11.5% due to a financing transaction by Nitol Solar.  Due to an adverse change in the market condition for companies in the PV solar industry, we recorded an impairment charge of $60.0 million in 2008. As of December 31, 2010, the carrying value of our investment in Nitol Solar was $40 million, in addition, we had prepayments outstanding with Nitol Solar pursuant to the polysilicon supply agreement in the amount of $10.3 million. In September 2011, the legal ownership of Nitol Solar’s manufacturing subsidiaries was taken over by a non-affiliated bank due to its default on loan interest payment as a result of Nitol Solar’s significant financial difficulties. After evaluation, we considered the recovery of this investment to be remote, and recognized an impairment charge of $50.3 million, including a write-down of $10.3 million in prepayments, in 2011.

Glory Silicon, a privately held company incorporated in the British Virgin Islands, principally operates PRC-based wafer manufacturing facilities.  Glory Silicon became an affiliate in May 2008 when we acquired 18.0% of its equity interest from certain of its existing shareholders and subscribed for newly issued shares of Glory Silicon for a total cash consideration of $21.4 million.  Since May 31, 2010, Glory Silicon was under reorganization to split its Chinese operation among the shareholders.  Such split was substantially completed as of December 31, 2010.  As part of this reorganization, effective June 1, 2010, certain of Glory’s assets and liabilities were injected into the newly incorporated Rietech companies, which were jointly owned by us and two third party investors.  From June to December 2010, the assets and liabilities injected into Rietech were under joint control of us and the two investors and were legally insulated from the founder of Glory Silicon.  In December 2010, to transform our operations from a pure cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, we acquired the equity interests that the two investors had in the Rietech companies, and other non-operating entities for a total cash consideration of $123.4 million.  As a result of such transactions, we then had acquired a 100% interest in Rietech and Glory Silicon ceased being an affiliate.  In 2008, we entered into two definitive wafer purchase contracts with Glory Silicon, including reorganization a five month wafer supply contract starting from September 2008 and a three year wafer supply contract starting from August 2009.  These supply contracts have been transferred to Rietech after the reorganization of Glory Silicon.  In addition, in 2009 and 2010 we made purchases of raw materials from Glory Silicon or its affiliates in the amount of $101.0 million and $72.1 million, respectively.  In 2010, we sold silicon materials to Glory Silicon under a wafer consignment agreement worth a total amount of $8.9 million.  In 2011, we had no transactions with Glory Silicon.

Shunda Holdings, a manufacturer of polysilicon and silicon wafers based in China, became an affiliate in May 2008 when we acquired 15.8% of its equity interest, comprising convertible preferred stock, from existing shareholders for a total consideration of $101.9 million.  In connection with the acquisition of Rietech, we indirectly acquired an additional 20.85% equity interest of Shunda Holdings.  In January 2008, we entered into a definitive thirteen-year silicon wafer supply agreement with a subsidiary of Shunda Holdings pursuant to which it would supply us with specified annual volumes of silicon wafers in an aggregate total volume of approximately 7,000 MW from 2008 to 2020.  In 2010, we further amended our procurement agreement with Shunda Holdings, which allowed us to renegotiate the price and volume on a monthly basis.  In 2009, 2010 and 2011, we made purchases of raw materials from Shunda Holdings in the amount of $118.3 million, $167.6 million and $10.9 million, respectively.  As of December 31, 2010, we had prepayments outstanding with Shunda pursuant to the wafer supply agreement in the amount of $15.8 million, before an $8.0 million bad debt provision.  In the third quarter of 2011, we fully impaired the remaining prepayment of $10.8 million to Shunda Holdings and fully impaired the remainder of our investment in Shunda Holdings.

Xi’an Longji Silicon, a PRC based wafer manufacturer, became an affiliate in May 2008 when we acquired 5% of its equity interest for a total cash consideration of $7.3 million through the subscription of newly issued shares.  Our interest in Xi’an Longji Silicon was diluted to 4.7% in February 2009 and 4.4% in 2010 as a result of additional share issuances.  Xi’an Longji Silicon, a privately held company incorporated in the PRC, is in the process of expanding its wafer production capacity through its subsidiaries.  In January 2008, we entered into a five year wafer purchase agreement with Xi’an Longji Silicon with pricing to be adjusted based on market trends.  In

2010, we signed a new six-year wafer tolling and procurement agreement with Xi’an Longji Silicon, which superceded the previous five-year procurement agreement and allows us to renegotiate contract volume and price each quarter based upon a market oriented pricing mechanism and our actual needs.  The outstanding prepayment with Xi’an Longji Silicon under the old agreement was transferred to the new agreement.  In 2009,  2010 and 2011, we made purchases of raw materials from Xi’an Longji Silicon in the amount of $75.6 million, $243.9 million and $131.1 million, respectively.  In 2010, we also sold silicon material to Xi’an Longji Silicon for further wafer processing with a total amount of $4.6 million.  As of December 31, 2011, we had a payable amount due to Xi’an Longji Silicon of $51.4 million.

Asia Silicon, a privately held company incorporated in the British Virgin Islands, operates a polysilicon plant in Qinghai, China, which began commercial operations in late 2008.  Asia Silicon became an affiliate in January 2009 when we acquired 12.5% of its equity interest from an existing shareholder for a total consideration of approximately $8.1 million.  We increased our ownership of Asia Silicon to 20% in 2009.  In January 2007, we entered into a definitive contract with Asia Silicon to purchase high purity polysilicon with a total value of up to $1.5 billion over a sixteen-year period.  The supply contract provided for the delivery of a volume range of polysilicon each year at prices set according to an annual price reduction curve, using a take-or-pay approach. Delivery under this supply contract was set to begin in the second half of 2008, but was subsequently postponed to the first half of 2009 . As of Dec 31, 2010, our payable to Asia Silicon for polysilicon purchases was $77.7 million, and the prepayment outstanding pursuant to the polysilicon purchase agreement was $82.4 million.  In July, 2011, both parties renegotiated and reached a new polysilicon purchase agreement, under which we will purchase polysilicon from Asia Silicon with a total volume of 63,300 tons over a 9-year period starting from 2012. According to the new agreement, the price is quarterly negotiable with reference to our average purchase price under other long-term polysilicon supply contracts, and the existing prepayment will be gradually deducted from 2012 through 2017. In 2011, we purchased polysilicon from Asia Silicon in the amount of $92.3 million. As of December 31, 2011, the payable for polysilicon purchases was $82.5 million, and the prepayment outstanding with Asia Silicon pursuant to our polysilicon purchase agreement was $69.1 million.  In line with our strategy to focus on our core competencies of PV wafer, cell and module manufacturing, we disposed of our investment in Asia Silicon on December 1, 2010 for cash consideration of $23.9 million, and recognized a $4.1 million investment gain for 2010.  On May 4, 2011, Dr. Zhengrong Shi advised us that D&M Technologies, an affiliate owned by Dr. Shi, signed an agreement to acquire a 91.3% interest in Asia Silicon.  Prior to such acquisition, the Company’s board of directors had assessed the transaction and concluded that no corporate opportunity would be considered either lost or taken as a result of the Company’s disposal of Asia Silicon and D&M Technologies’ subsequent purchase of Asia Silicon.  As a result of D&M Technologies’ acquisition, Asia Silicon became a related party, and current and future transactions with Asia Silicon are considered related party transactions subject to approval procedures of our Audit Committee applicable thereto.

In November 2010, we committed to subscribe a 40% equity interest in a newly established joint venture, Wuxi Sunshine, which was engaged in PV cell manufacturing.  As of December 31, 2011, we invested $39.6 million in total.  In September 2010, we entered into a five-year processing agreement with Wuxi Sunshine, under which Wuxi Sunshine provides cell processing service to us.  In 2011, we purchased $263.8 million PV cells from Wuxi Sunshine and sold $4 million wafers to Wuxi Sun-shine.

Other Transactions

In March 2009, we entered into a subscription agreement to acquire a majority interest in CSG Solar, a German company involved in developing, producing and marketing PV cells on the basis of crystalline silicon on glass technology, for a total consideration of up to €7.0 million.  As of December 31, 2009, our total equity interest in CSG Solar was 76.7%.  Subsequently during 2010, we acquired a further 21.72% equity interest in CSG Solar from existing shareholders at the value of €1.5 per share, which increased our equity interest in CSG Solar to 98.42%. In 2011, CSG Solar filed for bankruptcy and as a result, we recorded a $14.1 million loss from discontinued operations.

In 2009, we entered into a joint venture agreement with Huadian Power International Corporation Limited to subscribe for a 40% share interest in Huadian Ningxia Ningdong Suntech Power Co., Ltd., or Huadian Ningxia, a PRC based company involved in developing and operating 10 MW PV power-generation projects in Ningxia province, for a total consideration of up to $2.2 million. We also provide PV modules along with EPC services to Huadian Ningxia.  In 2011, sales of construction services and PV modules to Huadian Ningxia amounted to $0.8 million.

In December 2008, we entered into a joint venture agreement with Jiangsu New Energy Development Co., Ltd. to subscribe for a 49% share interest of Jiangsu Guoxin Suntech Solar Power Generation Co., Ltd., or Jiangsu Guoxin, a PRC based company involved in developing and operating PV power-generation projects in Huadian, Jiangsu province, for a total consideration paid up of RMB 9.8 million (approximately $1.4 million equivalent).  We also provide PV modules along with EPC services to Jiangsu Guoxin.  In 2011, sales of construction service and PV modules to Jiangsu Guoxin amounted to $0.1 million.

In June 2009, we entered into a joint venture agreement with China Energy Conservation and Environmental Protection Investment Corporation to subscribe for 20% of the shareholdings in Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd., or Zhongjieneng-Suntech Shizuisan, with a price of RMB9.8 million (approximately $1.4 million equivalent).  Shizuishan is a PRC based company involved in developing and operating PV power-generation projects in Shizuishan, Ningxia province.  We also provide PV module along with construction services to Zhongjieneng-Suntech Shizuishan.  In 2011, we had no transactions with Zhongjieneng-Suntech Shizuishan, and as of December 31, 2011, we had $0.3 million accounts receivable due from Zhongjieneng-Suntech Shizuishan.

In December 2009, we entered into a joint venture with Ningxia Power Investment Corporation to subscribe for 49% of the shares of Ningxia Diantou Suntech Solar Power Co., Ltd., or Ningxia Diantou, for consideration of RMB 17.6 million (approximately $2.6 million equivalent).  Ningxia Diantou is a PRC based company involved in developing and operating PV power-generation projects in Ningxia province.  We also provide PV modules along with construction service to Ningxia Diantou.  In March 2011, resolutions were passed to increase the registered capital of Ningxia Diantou by RMB20 million (approximately $3.17 million equivalent), and such additional capital were expected to be subscribed by the other joint venture investor of Ningxia Diantou, Ningxia Power Investment Corporation. As a result, the registered capital of Ningxia Diantou was expected to increase to RMB56 million (approximately $8.89 million) and we expected our interests in Ningxia Diantou to be diluted to 31.5%.  As of December 31, 2011, only RMB7 million (approximately $1.1 million) of new share capital of Ningxia Diantou had been subscribed and RMB13 million was still outstanding from Ningxia Power Investment Corporation. In 2011, our sales of construction services and PV modules to Ningxia Diantou amounted to $0.4 million.

In November 2009, we entered into a joint venture agreement with Huadian New Energy Development Co., Ltd., to subscribe for 10% of the shares of Huadian Suntech Dongtai Solar Power Co., Ltd., or Huadian Dongtai, for consideration of RMB 1 million (approximately $0.2 million).  In 2010, we had paid up the outstanding capital in the amount of RMB 2.75 million (approximately $0.4 million). Huadian Dongtai is a PRC based company involved in developing and operating PV power-generation projects in Ningxia province.  We also provided PV modules along with EPC services to Huadian Dongtai, and in 2011, sales of construction services and PV modules with Huadian Dongtai amounted to $11.7 million.  As of December 31, 2011, we had accounts receivable due from Huadian Dongtai in the amount of $4.8 million.  In 2011, we and the other investors in Huadian Dongtai agreed to increase the registered capital of Huadian Dongtai to be subscribed by all investors pro rata and as of December 31, 2011, the increased share capital was fully subscribed.  After consummation of such transaction, our interest in Huadian Dongtai remained at 10%.

In August 2010, we entered into a joint venture agreement with Wuxi Lead Investment And Development Co., Ltd. to subscribe for 60% of the equity interests in Wuxi Sun-Leader PV Equipment Co., Ltd., or Wuxi Sun-Leader, a PRC-based company involved in developing and manufacturing PV equipment, for a total consideration of $3.7 million.  In 2011, we disposed of our investment in Wuxi Sun-Leader for a total consideration of $3.97 million.

In December 2010, we entered into a preliminary joint venture agreement with Infigen Energy Development Holdings Pty. Ltd to subscribe for 50% of the shares of Infigen Suntech Australia Pty. Ltd., or Infigen Suntech.  Infigen Suntech is an Australia-based company and is participating the bidding for the Australia government’s 150 MW PV power-generation flagship project.  If Infigen Suntech is successful in bidding for this project, we will be the PV module supplier to this project.

Other Transactions in 2011

In April 2011, we disposed of our 51% interest in Qinghai Nima Suntech Power Co., Ltd. for approximately $1.6 million.

In December 2011, we purchased a 20% equity stake in Azure Power (Haryana) Private Limited, or Azure Haryana, for $2.1 million.  Azure Haryana is an Indian company involved in developing and operating a solar PV plant in India.

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

Legal and Administrative Proceedings

Due to the decrease in prices of polysilicon, silicon wafers and PV cells and modules since late 2008, we have sought to renegotiate the unit price and volume terms of many of our supply agreements with our suppliers.  During the course of such negotiations we may be subject to litigations if mutual agreement cannot be reached between us and our suppliers.  We cannot assure you that the outcome of any such potential litigation would be in our favor.  Such litigation may be costly and may divert management attention as well as our other resources away from our business operations and could have a material effect on our reputation, business, financial condition, results of operations, cash flows, liquidity and prospects.

In May 2010, QCells SE filed an approximately € 16.4 million suit in Germany against Suntech Power Japan Corporation for breach of contract relating to a contract that Suntech Japan Power Corporation, formerly known as MSK, entered into in 2005 for the supply of solar cells.  In November 2011, the German trial court ruled in favor of QCells SE.  In February 2012, Suntech Power Japan Corporation appealed the ruling.

On October 19, 2011, various U.S. manufacturers, including SolarWorld and other unnamed claimants, filed a trade petition against China-based producers of solar panels with the ITC and the DOC.  We have been cooperating with the ITC and DOC in their investigation of this matter.  On March 20, 2012, the DOC made the DOC Preliminary Determination that countervailing duties of 2.9% shall be imposed on imports of crystalline silicon photovoltaic cells from our PRC subsidiary, Wuxi Suntech Power Co., Ltd., produced on or after December 27, 2011.  It is expected that in May 2012 the DOC will also make a preliminary determination related to any antidumping duties that may be imposed on imports of crystalline silicon photovoltaic cells produced by Wuxi Suntech Power Co., Ltd. in China into the United States.  In connection with the announced countervailing duties, the DOC has instructed Customs and Border Protection to require a cash deposit or the posting of a bond equal to the estimated preliminary subsidy rates reflected in the preliminary countervailing duties determination.  See “Risk Factors — Risks Related to Our Company and Our Industry - Trade protectionism actions filed with the regulatory authorities in United States, European Union, or elsewhere around the world could result in the imposition of additional duties and tariffs on the importation of crystalline silicon photovoltaic cells from China within each respective national market.  Any determination of duties and tariffs against our importation of modules into the United States and Europe could render us unable to sell modules in these countries that could impact our sales, business operations, competitiveness, and profitability”.

Other than as described above, we are not currently a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us.  We may from time to time become party to various legal or administrative proceedings arising in the ordinary course of our business.

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

ITEM 9.          THE OFFER AND LISTING

A.    Offering and Listing Details.

Our ADSs, each representing one ordinary share, have been listed on the New York Stock Exchange since December 14, 2005 under the symbol “STP.”  The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.  The closing price for our ADSs on the New York Stock Exchange on April 16, 2012 was $2.71 per ADS.

	High	Low

2007	88.65	31.41
2008	90.00	5.36
2009	20.58	5.21
2010	18.40	7.12
2011	10.71	1.70
Quarterly Highs and Lows
First Quarter 2010	18.40	12.60
Second Quarter 2010	15.35	8.67
Third Quarter 2010	11.37	7.70
Fourth Quarter 2010	10.14	7.12
First Quarter 2011	10.71	8.04
Second Quarter 2011	9.62	7.16
Third Quarter 2011	7.98	2.31
Fourth Quarter 2011	3.19	1.70
First Quarter 2012	4.18	2.30
Monthly Highs and Lows
October 2011	3.19	1.70
November 2011	2.77	2.23
December 2011	2.75	2.12
January 2012	3.70	2.30
February 2012	4.18	3.06
March 2012	3.57	2.72
April 2012 (through April 16)	2.95	2.53

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

B.    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-129367), as amended, initially filed with the Securities and Exchange Commission on November 1, 2005.  Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on November 7, 2005.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4.  Information on the Company” or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

See “Item 4.  Information on the Company — B. Business Overview — Regulation.”

E.     Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands.  The Cayman Islands is not party to any double tax treaties applicable to any payments made by or to our company.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress approved and promulgated the EIT Law which took effect beginning January 1, 2008.  On December 6, 2007, the State Council approved and promulgated the Implementation Regulations, which took effect simultaneously with the EIT Law.  Under the EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%.  The EIT Law provides a five-year transitional period starting from its effective date for those enterprises which were established in certain areas before the promulgation date of the EIT Law where they were entitled to enjoy a preferential tax rate according to the then prevailing tax laws or regulations.  On December 26, 2007, the State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39.  Based on the provisions in Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increasing to 25% over the 5-year period beginning January 1, 2008.  Specifically, the applicable rates under such an arrangement for such enterprises are 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively.  For those enterprises granted qualified tax holidays, such tax holidays continue to be enjoyed until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday had not yet started because of a cumulative loss position, such tax holiday was deemed to commence from 2008, the first effective year of the EIT Law.  While the EIT Law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment continues to be given to companies in certain encouraged sectors and to those classified as new and high technology companies enjoying special support from the state.  Following the full effectiveness of the EIT Law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.  According to the EIT Law, entities that qualify as “high and new technology enterprises” specially supported by the PRC government benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.  Our PRC subsidiaries Wuxi Suntech Power Co., Ltd., Luoyang Suntech Power Co., Ltd., Kuttler Automation Systems (Suzhou) Co., Ltd and Zhenjiang Rietech were approved to be qualified as “high and new technology enterprise” on December 1, 2008, December 30, 2008, December 22, 2009 and November 8, 2011, respectively.

Under the EIT Law and its Implementation Regulations, all domestic and foreign investment companies are subject to a uniform EIT at the rate of 25% and dividends from PRC subsidiaries to their non-PRC shareholders are subject to a withholding tax at a rate of 20%, which is further reduced to 10% by the Implementation Regulations, if the non-PRC shareholder is considered to be a non-PRC tax resident enterprise without any establishment or place within China or if the dividends payable have no connection with the non-PRC shareholder’s establishment or place within China, unless any such non-PRC shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  However, under the EIT Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, should be treated as resident enterprises for PRC tax purposes.  Under the Implementation Regulations, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.  Substantially all of our operational management is currently based in the PRC.  If we were treated as a resident enterprise for PRC tax purposes, we would subject to PRC tax on our worldwide income at the 25% uniform tax rate, which would have an impact on our effective tax rate, but dividends distributed from our PRC subsidiaries to our BVI company and ultimately to our Cayman Islands company could be exempt from Chinese withholding tax on dividends.  If we were considered a PRC resident enterprise, it is also possible that the EIT Law and its Implementation Regulations would cause interest and dividends paid by us to our non-PRC investors to be subject to a PRC withholding tax.

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

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences to U.S. Holders (as defined below) of the purchase, sale, and ownership of our ordinary shares and ADSs as of the date hereof.  Except as otherwise noted, this summary deals only with ordinary shares and ADSs held as capital assets.  As used herein, the term “U.S. Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.  In addition, this summary is based, in part, upon representations made by the depositary to us and was prepared under the assumption that that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors regarding the applicable United States federal income tax consequences.

This summary does not contain a detailed description of all the United States federal income tax consequences in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws.  If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdictions.

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Distributions on ADSs or Ordinary Shares

Subject to the discussion under “— Passive foreign investment company” below, the gross amount of distributions on the ADSs or ordinary shares (including any PRC withholding taxes withheld) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Such income (including withholding taxes) will be includable in your gross income as an ordinary income on the date that you actually or constructively receive it, in the case of the ordinary shares, or by the depositary, in the case of ADSs.  Such dividends will not be eligible for the dividends received deduction allowed to domestic corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation where its shares (or ADSs backed by such shares) are readily tradable on an established securities market in the United States.  United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States.  Thus, we do not believe that dividends paid on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates.  In addition, there can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years.  A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States.  In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under — “Taxation — People’s Republic of China”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC.  In such a case,dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation.  Non-corporate holders that do not hold for a minimum holding period during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.  In addition, the rate reduction will not apply to dividends if a recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property.  This disallowance applies even if the minimum holding period requirement has been met.  You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.  However, we do not plan to calculate earnings and profits in accordance with United States federal income tax principles.  Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

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

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ending on December 31, 2011, although there can be no assurance in this regard.  Under the Code, the determination of whether a non-U.S. corporation is a PFIC is made annually.  Accordingly, our PFIC status for the current taxable year cannot be determined with certainty until after the close of the current taxable year.  In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.  Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC in the current or any future taxable years.  If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

In general, we will be a PFIC for a taxable year in which:

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include a gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange.  Under the current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.  Please note that it is intended that only the ADSs but not the ordinary shares will be listed on the New York Stock Exchange.  Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares.  You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, to the extent of the net amount previously included in income as a result of the mark-to-market election.  If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  A mark-to-market election will be effective for the taxable year in which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or Internal Revenue Service consents to revoke the election.  You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. investor in a PFIC generally may mitigate the tax consequences described above by electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code.  However, this option is not available to you because we do not have resources to provide the information necessary to make this election.

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

. Holders that hold certain foreign financial assets (which may include our ADSs or ordinary shares) are required to report information related to such assets, subject to certain exceptions.  You are urged to consult your tax advisor, regarding the effect, if any, of this requirement on your ownership and disposition of our ADSs or ordinary shares.

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

In 2011, we entered into foreign exchange forward contracts to minimize the impact of short-term foreign currency fluctuations on our consolidated operating results. As of December 31, 2011, Euro/U.S. dollar currency exchange forward contracts (sell Euro buy U.S. dollar) with notional values of €350 million and U.S. dollar/Renminbi currency exchange forward contracts (sell U.S. dollar buy Renminbi) with notional values of $400 million were outstanding. We may enter into additional forward contracts or other economic hedges in the future. Assuming a 1.0% appreciation of the Euro against the U.S. dollar, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $4.9 million as of December 31, 2011.  Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $4.0 million as of December 31, 2011.

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

As of December 31, 2011, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately $3.8 million and $575.0 million, respectively.  In the first quarter of 2012, the remaining $3.8 million principal amount of our 2012 convertible notes was due and fully repaid and we repurchased an aggregate amount of $34.0 million principal amount of our 2013 convertible notes for a total consideration of $25.0 million.  As of April 15, 2012, the principal amounts of our 2012 convertible notes and 2013 convertible notes were approximately nil and $541.0 million, respectively.

As of as of December 31, 2011, the fair values of our 2012 convertible notes and 2013 convertible notes were $3.8 million and $498.1 million, respectively, which were determined based upon quoted market prices and other pertinent information available to management.  Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

The fair values of the other financial instruments were not materially different from their carrying or contract values as of December 31, 2011.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.  In January 2012, we received gross payments in the amount of $0.4 million from the depository for reimbursement relating to the ADS facility.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2008, 2009, 2010 and 2011.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2011using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011.

Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:

We have audited the internal control over financial reporting of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements and the related financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 27, 2012

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2009	2010	2011
	(In thousands)
Audit fees	$2,250.0	$2,620.0	$2,650.0
Tax Fees	$0.0	$0.0	$0.0
Other Fees	$0.0	$0.0	$0.0

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

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2011, neither we nor any affiliated purchaser engaged in repurchase of any of our ADSs.

We may from time to time conduct open market repurchases of our 2013 convertible notes.

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

•                  The NYSE standards for domestic companies require that the audit committee of the board of directors must have a minimum of three members. As a foreign private issuer, we are not required to comply with such requirement. As of the date of this annual report, our audit committee consists of two members, each of whom satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16H.                               MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 16.                 FINANCIAL STATEMENTS

We have elected to provide the financial statements pursuant to Item 18.

ITEM 17.                 FINANCIAL STATEMENTS

The following financial statements of the Company are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2010 and 2011

•                  Consolidated Income Statements for the years ended December 31, 2009, 2010 and 2011.

•                  Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

•                  Notes to the Consolidated Financial Statements

•      Additional Information — Financial Statement Schedule I.

ITEM 18.                 EXHIBITS

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

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Independent Registered Public Accounting Firm
101. INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Tresentation Linkbase Document

* Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUNTECH POWER HOLDINGS CO., LTD.

	By:	/s/ Zhengrong Shi
		Name:	Dr. Zhengrong Shi
		Title:	Chief Executive Officer

Date: April 27, 2012

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Suntech Power Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2010 and 2011, the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suntech Power Holdings Co., Ltd. and subsidiaries as of December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 27, 2012

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2011
	(In millions, except per share data.)
ASSETS
Current assets:
Cash and cash equivalents	$872.5	$492.4
Restricted cash	142.5	216.6
Inventories	558.2	516.5
Accounts receivable, net of allowance for doubtful accounts of $10.7 and $34.6 at December 31, 2010 and 2011, respectively	515.9	466.6
— Investee companies of GSF	10.4	19.5
— Others	505.5	447.1
Other receivables, net of allowance for doubtful accounts of $16.3 and $22.3 at December 31, 2010 and 2011, respectively	19.0	14.3
Value-added tax recoverable	92.4	90.8
Advances to suppliers	84.4	84.4
Other financial assets	15.4	37.4
Deferred tax assets, net	22.6	21.4
Amounts due from related parties	55.1	67.7
Other current assets	34.4	77.9
Total current assets	2,412.4	2,086.0
Property, plant and equipment, net	1,326.2	1,569.2
Intangible assets, net	156.0	23.0
Goodwill	278.0	—
Long-term investments	53.6	9.6
Investments in affiliates	545.9	454.2
Long-term prepayments	213.8	185.1
Long-term loans to a supplier	53.0	—
Long-term deferred expenses	32.4	24.2
Amounts due from related parties - non-current	94.1	67.6
Restricted cash - non-current	—	21.7
Deferred tax assets, net	—	49.6
Other non-current assets	51.7	47.1
TOTAL ASSETS	$5,217.1	$4,537.3

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$1,400.8	$1,573.4
Accounts payable	457.0	555.3
Other payables	74.0	113.7
Payables in respect of purchase of property, plant and equipment	96.3	93.5
Advances from customers	31.4	12.8
Accrued payroll and welfare	34.4	30.7
Government grants	17.5	13.5
Amounts due to related parties	93.9	134.4
Income tax payable	66.7	—
Other financial liabilities	56.1	7.1
Other current liabilities	41.9	74.5
Total current liabilities	2,370.0	2,608.9
Long-term bank borrowings	163.3	133.3
Convertible notes	551.2	580.9
Accrued warranty costs	81.0	94.1
Deferred tax liabilities	15.6	—
Other long-term liabilities	155.8	167.3
Total liabilities	3,336.9	3,584.5
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 180,071,575 and 180,839,781 shares issued and outstanding at December 31, 2010 and 2011, respectively	1.8	1.8
Additional paid-in capital	1,134.8	1,148.0
Retained earnings (accumulated deficit)	653.6	(365.0)
Accumulated other comprehensive income	77.5	161.6
Total equity attributable to Suntech Power Holdings Co. Ltd.	1,867.7	946.4
Noncontrolling interests	12.5	6.4
Total Equity	1,880.2	952.8
TOTAL LIABILITIES AND EQUITY	$5,217.1	$4,537.3

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2010	2011
	(In millions, except per share data.)
Net revenues:
PV modules	$1,606.3	$2,766.3	$3,014.0
— Investee companies of GSF	115.8	197.4	33.6
— Others	1,490.5	2,568.9	2,980.4
Others	87.0	135.6	132.6
Total net revenues	1,693.3	2,901.9	3,146.6
Cost of revenues:
PV modules	1,235.6	2,211.9	2,626. 2
Others	95.7	146.9	133.8
Total cost of revenues	1,331.3	2,358.8	2,760.0
Gross profit	362.0	543.1	386.6
Selling expenses	82.1	118.0	162.6
General and administrative expenses	76.9	133.1	248.8
Research and development expenses	29.0	40.2	38.6
MEMC settlement charges	—	—	120.0
Impairment of goodwill	—	—	281.5
Impairment of long-lived assets and indefinite lived intangible assets	—	54.6	180.3
Total operating expenses	188.0	345.9	1,031.8
Income (loss) from operations	174.0	197.2	(645.2)
Interest expense	(103.3)	(99.5)	(143.3)
Interest income	9.6	7.6	7.4
Foreign currency exchange gain (loss), net	8.6	(46.7)	(38.2)
Other income (expense), net	2.6	(47.7)	(133.1)
Income (loss) before income taxes and equity in net earnings (loss) of affiliates	91.5	10.9	(952.4)
Equity in net earnings (loss) of affiliates	(3.3)	250.8	(98.7)
Income (loss) from continuing operations before tax	88.2	261.7	(1,051.1)
Tax (expense) benefit	(2.5)	(23.8)	47.2
Income (loss) from continuing operations, net of tax	85.7	237.9	(1,003.9)
Loss from discontinued operations, net of tax	—	—	(14.1)
Net income (loss)	85.7	237.9	(1,018.0)
Less: Net income attributable to the noncontrolling interest	(0.1)	(1.0)	(0.6)
Net income (loss) attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	$85.6	$236.9	$(1,018.6)
Net income (loss) per ordinary share - Basic:
Continuing operations	$0.50	$1.32	$(5.56)
Discontinued operations	$—	$—	$(0.08)
Net income (loss)	$0.50	$1.32	$(5.64)
Net income (loss) per ordinary share - Diluted:
Continuing operations	$0.50	$1.30	$(5.56)
Discontinued operations	$—	$—	$(0.08)
Net income (loss)	$0.50	$1.30	$(5.64)
Weighted average number of shares used in computation:
Basic	169.7	179.6	180.5
Diluted	172.5	181.6	180.5

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Ordinary Shares		Additional Paid-in	Retained	Other Comprehensive	Total STP Stockholders’	Non-controlling	Total
	Number	$	Capital	Earnings	Income	Equity	Interest	Equity
	(In millions)
Balance at January 1, 2009	155.9	$1.56	$829.8	$331.1	$63.4	$1,225.9	$8.5	$1,234.4
Comprehensive income
Net income	—	—	—	85.6	—	85.6	0.1	85.7
Foreign currency translation adjustments and others	—	—	—	—	(3.3)	(3.3)	—	(3.3)
Net realized gain under cash flow hedge	—	—	—	—	4.8	4.8	—	4.8
Total comprehensive income						87.1	0.1	87.2
New issuance of ADS	23.0	0.23	276.9	—	—	277.1	—	277.1
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	1.4	—	1.4
Share based compensation	—	—	6.6	—	—	6.6	—	6.6
Noncontolling interest acquisition and capital injection	—	—	—	—	—	—	6.1	6.1
Balance at December 31, 2009	179.2	$1.80	$1,114.7	$416.7	$64.9	$1,598.1	$14.7	$1,612.8
Comprehensive income
Net income	—	—	—	236.9	—	236.9	1.0	237.9
Foreign currency translation adjustments and others	—	—	—	—	31.6	31.6	(0.4)	31.2
Net realized loss under cash flow hedge	—	—	—	—	(19.0)	(19.0)	—	(19.0)
Total comprehensive income						249.5	0.6	250.1
Exercise of stock options and restricted shares	0.8	—	0.8	—	—	0.8	—	0.8
Share based compensation	—	—	14.9	—	—	14.9	—	14.9
Dividend paid to NCI	—	—	—	—	—	—	(0.5)	(0.5)
Noncontrolling interest acquisition and capital injection	—	—	4.4	—	—	4.4	(2.3)	2.1
Balance at December 31, 2010	180.0	$1.80	$1,134.8	$653.6	$77.5	$1,867.7	$12.5	$1,880.2
Comprehensive loss
Net loss				(1,018.6)		(1,018.6)	0.6	(1,018.0)
Foreign currency translation adjustments and others	—	—	—	—	33.9	33.9	0.3	34.2
Net realized gain under cash flow hedge	—	—	—	—	50.3	50.3	—	50.3
Total comprehensive loss						(934.4)	0.9	(933.5)
Exercise of stock options and restricted shares	0.8	—	2.2	—	—	2.2	—	2.2
Share based compensation	—	—	12.5	—	—	12.5	—	12.5
Dividend paid to NCI	—	—	—	—	—	—	(1.1)	(1.1)
Disposal of subsidiaries	—	—	—	—	—	—	(3.8)	(3.8)
Noncontrolling interest acquisition	—	—	(1.5)	—	(0.1)	(1.6)	(2.1)	(3.7)
Balance at December 31, 2011	180.8	$1.80	$1,148.0	$(365.0)	$161.6	$946.4	$6.4	$952.8

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010	2011
	(In millions)

Operating activities:
Net income (loss)	$85.7	$237.9	$(1,018.0)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	6.6	14.9	12.5
Depreciation and amortization	66.4	84.9	141.6
Amortization of debt discount	47.5	31.9	33.5
Deferred income tax benefit	(6.0)	(40.4)	(72.9)
Provision for doubtful accounts	(0.1)	18.5	55.3
Provision for inventories	59.1	28.9	37.0
Provision for purchase commitments	3.1	(9.8)	11.9
Impairment provision for long-term investments	—	—	45.0
Write-off of unamortized warrants cost for MEMC	—	—	91.9
Impairment of long-lived assets and indefinite lived intangible assets	—	63.0	180.3
Impairment of goodwill	—	—	281.5
Gain on convertible notes repurchase	(9.5)	—	—
Amortization of long-term prepayments	13.3	13.3	13.3
Loss from discontinued operations	—	—	14.1
Equity in net loss (earnings) of affiliates	3.3	(250.8)	98.7
Loss on financial derivatives, net	8.0	49.8	93.0
Others	1.6	2.3	1.2
Changes in operating assets and liabilities:
Inventories	(104.4)	(274.8)	2.6
Accounts receivable	(171.6)	(137.4)	21.1
Other receivables	3.9	0.7	(6.6)
Amounts due from related parties	77.1	94.6	(18.7)
Advances to suppliers	(6.6)	(32.5)	(0.4)
Value-added tax recoverable	34.5	(48.4)	1.5
Other current assets	(0.9)	(27.6)	(45.9)
Interest free loans to suppliers	16.7	—	53.0
Long-term prepayments	19.0	(33.6)	(66.6)
Other non-current assets	(6.3)	(6.0)	(7.2)
Accounts payable	146.3	178.3	101.2
Other payables	0.2	16.0	45.9
Advances from customers	5.4	23.0	(18.6)
Accrued payroll and welfare	4.7	19.1	(3.7)
Income tax payable	(8.5)	47.1	(66.8)
Amounts due to related parties	(10.9)	(124.8)	49.0
Accrued warranty costs	13.7	25.8	13.3
Other long-term liabilities	1.6	6.1	20.3
Net cash provided by (used in) operating activities	292.9	(30.0)	93.3

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Investing activities:
Acquisitions of subsidiaries, net of cash acquired	(5.4)	(5.0)	—
Purchases of property, plant and equipment	(141.4)	(276.0)	(366.8)
Purchases of intangible assets	(1.2)	(0.2)	—
Net proceeds from redemption of investment securities	—	201.6	—
Net proceeds from sales of long-term investment	—	22.7	—
Purchase of investment securities	(200.0)	—	—
Government grants	6.1	8.1	9.1
Net proceeds from redemption of financial derivatives	(15.5)	(39.3)	(104.8)
Purchase of long-term equity investment	(31.5)	(144.7)	(16.8)
Decrease (increase) in restricted cash	(54.0)	(8.7)	(95.8)
Others	1.0	2.9	7.6
Net cash used in investing activities	(441.9)	(238.6)	(567.5)
Financing activities:
Gross proceeds from issuance of ordinary shares from secondary offering	287.5	—	—
Offering expense incurred	(10.4)	—	—
Proceeds from short-term bank borrowings	706.3	2,521.0	2,927.2
Repayment of short-term bank borrowings	(524.8)	(2,087.3)	(2,779.6)
Proceeds from long-term bank borrowings	135.3	271.7	202.4
Repayment of long-term bank borrowings	(22.7)	(235.7)	(206.4)
Proceeds from issuance of convertible notes	50.0	—	—
Payment of convertible notes repurchase	(159.6)	—	—
Payment of convertible notes redemption	—	(221.2)	—
Proceeds from sales and lease back transaction	21.0	70.7	—
Payments under financial leases	(3.7)	(18.9)	(42.7)
Others	0.5	2.7	1.2
Net cash provided by financing activities	479.4	303.0	102.1
Effect of exchange rate changes	(5.0)	4.9	(8.0)
Net increase (decrease) in cash and cash equivalents	325.4	39.3	(380.1)
Cash and cash equivalents at the beginning of the year	507.8	833.2	872.5
Cash and cash equivalents at the end of the year	$833.2	$872.5	$492.4
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$122.3	$98.9	$98.8
Income taxes paid	$17.1	$17.1	$85.4
Supplemental schedule of non-cash investing activities:
Liabilities for purchases of property, plant and equipment	$70.2	$96.3	$93.5
Other assumed liabilities related to acquisition of a subsidiary included in other liabilities	$9.0	$—	$—

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2009, 2010 and 2011

(In millions, except per share data.)

1.  ORGANIZATION AND PRINCIPAL ACTIVITIES

Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.

Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and also provide engineering, procurement and construction services to building solar power systems using its own solar modules for residential, commercial, and utility-scale power plant customers.

The following table sets forth information concerning Suntech Power’s major subsidiaries as of December 31, 2011:

	Date of	Date of	Place of	Percentage of
Subsidiary	Acquisition	Incorporation	Incorporation	Ownership

Power Solar System Co., Ltd.	N/A	June 23, 2000	BVI	100%
Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”)	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	91%
Suntech America, Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%
Suntech Power Japan Corporation (“Suntech Japan”), previously MSK Corporation	August 11, 2006	July 1, 1967	Japan	100%
Suntech Power Co., Ltd. (“Shanghai Suntech”)	N/A	November 28, 2006	PRC	100%
Suntech Energy Engineering Co., Ltd. (“SEE”)	N/A	July 4, 2007	PRC	100%
Suntech Power Investment Pte. Ltd. (“Suntech Singapore”)	N/A	October 8, 2007	Singapore	100%
Suntech Power International Ltd, Zurich (“Suntech Swiss”)	N/A	October 18, 2007	Switzerland	100%
Bright Path Holdings Limited (“Bright Path”)	N/A	August 8, 2008	BVI	100%
Kuttler Automation Systems (Suzhou) Co., Ltd.	April 2, 2008	January 21, 2002	PRC	100%
Yangzhou Suntech Power Co. Ltd. (“YZ Suntech”)	N/A	July 11, 2008	PRC	100%
Yangzhou Rietech Renewal Energy Company (“YZ Rietech”)	December 31, 2010	June 17, 2010	PRC	100%
Zhenjiang Rende New Energy Science Technology Co., Ltd. (“ZJ Rende”)	December 31, 2010	September 3, 2010	PRC	100%
Zhenjiang Rietech New Energy Science Technology Co., Ltd. (“ZJ Rietech”)	December 31, 2010	November 19, 2010	PRC	100%

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.  SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)                Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The Company experienced a net loss of $ 1,018.6 million in the year ended December 31, 2011 and had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of $522.9 million as of that date, which was mainly the result of financing its capital expenditures through short-term borrowings. In addition, since the second quarter of 2011, the Company started to experience some negative trends in its operation, including loss from operation, working capital deficiencies and certain adverse key financial ratios. These factors initially raised doubt as to the Company’s ability to continue as a going concern. However, the Company has developed and implemented liquidity plan including obtaining new credit facilities, utilizing available facilities to roll forward short-term borrowings, reorganizing debt structure by increasing trade financing with available facilities, obtaining extended payment term from related parties, and adopting strict control of operating activities and investing activities of the Company. Starting in the fourth quarter of 2011, the Company has started to cut down capital expenditure, operating expenditure and improving operating cash flow, and will continue to implement such cost-cutting initiatives in 2012. As of March 31, 2012, the Company had secured approximately $1.3 billion in credit facilities which can be utilized beyond December 31, 2012.  Based on the business forecast, secured facilities, and liquidity plan, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)                                                 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts and other receivables, lower of cost or market charges and other provisions for inventory and purchase commitments, accrued liabilities, valuation allowances for long-term prepayments and long-term loans to suppliers, forfeiture rates of stock options, useful lives of property, plant and equipment and finite-lived intangible assets, revenue recognition for system integration projects accounted for under the percentage of completion method, accruals for warranty costs, valuation allowances for deferred tax assets, valuation of derivative and other financial instruments, assumptions used to determine retirement obligations, assumptions used to measure other-than-temporary-impairment for investments in affiliates and long-term investments, and assumptions used to measure impairment of goodwill, intangible assets and long-lived assets.

(e)                                                Cash, cash equivalents and restricted cash

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash consists of cash on hand, money market funds and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less.

Restricted cash represents bank deposits pledged for short-term bank borrowings, bank deposits for securing letter of credit facilities, for issuance of bank acceptance notes and trade accepatance notes, and amounts held by counterparties under forward contracts, which are not available for general use.

(f)                                                  Derivatives financial instruments and hedge accounting

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

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.

The Company qualified for foreign currency cash flow hedge accounting with respect to certain foreign-currency forward exchange contracts that the Company entered into to hedge, for accounting purposes, changes in the cash flow of forecasted foreign currency denominated sales transactions attributable to changes in foreign

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

currency exchange rate. When hedging relationships are highly effective, the effective portion of the gain or loss on the derivative cash flow hedges is recorded in accumulated other comprehensive income, net of tax, until the underlying hedged transaction is recognized in the consolidated income statements. The ineffective portion of cash flow hedges, if any, is recognized in income immediately. In the event that the underlying hedge transaction will not occur within the specified time period, the gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the consolidated income statements. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis. Gains or losses on those foreign currency forward exchange contracts which do not qualify for hedge accounting are recognized in other income in the consolidated statements of operations.

As of December 31, 2010 and 2011, the Company had outstanding foreign currency forward exchange contracts with notional amounts of $2,177.4 million and $857.5 million, respectively. The notional amounts of derivative instruments designated as cash flow hedges was $628.2 million and $401.8 million as of December 31, 2010 and 2011, respectively.

The net unrealized gain (loss) from the change in the fair value on the effective portion of derivative cash flow hedges, which is recorded in accumulated other comprehensive income, net of tax, was $4.8 million, ($19.0) million and $50.3 million, for the years ended December 31, 2009, 2010 and 2011, respectively. The loss from the change in the fair value on the ineffective portion of derivative cash flow hedges, which is recorded in other income (expense), net of tax, was $8.0 million, $49.8 million and $93.0 million, for the years ended December 31, 2009, 2010 and 2011, respectively.

(g)                                                Advances to suppliers and long-term prepayments to suppliers

In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers for written purchase orders on contracts. The Company has the right to inspect products prior to acceptance under a portion of these arrangements. The Company can also terminate the arrangements and request refund of these prepayments with interest and/or penalty in the event of suppliers delay or failure to deliver. Advances to suppliers for purchases expected within 12 months as of each balance sheet date are recorded in advances to suppliers. Future balances are recorded in long-term prepayments. As of December 31, 2010 and 2011, advances to suppliers were $84.4 million and $84.4 million, respectively, and long-term prepayments were $213.8 million and $185.1 million, respectively. The Company does not receive collateral for most of the prepayments. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. As of December 31, 2010 and 2011, prepayments made to individual suppliers in excess of 10% of total advances and long-term prepayments are as follows:

	At December 31,
	2010	2011
Supplier A	$73. 3	$94.5
Supplier B	$18.4	$59.5

(h)                                                Inventories

Inventories are stated at the lower of cost or market. Cost comprises direct materials and, where applicable, direct labor costs and overhead incurred in bringing inventories to their present location and condition. Raw

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

materials are stated at weighted-average cost. Work-in-process and finished goods are stated at standard costs as adjusted for variances, which approximates actual cost determined on a weighted-average basis. The Company evaluates the recoverability of its inventories based on assumptions about expected demand and market conditions. The Company’s assumption of expected demand is developed based on its analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. The Company’s assumption of expected demand is compared to available inventory, production capacity, available third-party inventory, and growth plans. The Company’s factory production plans, which drive materials requirement planning, are established based on its assumptions of expected demand. The Company responds to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives. Other market conditions that could impact the realizable value of the Company’s inventories and are periodically evaluated by management include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability, and other factors. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. In addition, the Company also considers factors like historic usage, product obsolescence and product merchantability.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments are evaluated for impairment at the end of each period. Unrealized losses are recorded in other expenses when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. The Company recorded impairment charges on its investments of nil, $82.3 million and $93.0 million for the years ended December 31, 2009, 2010 and 2011, respectively. Of these impairment charges, nil, $82.3 million, and $48.0 million have been recorded in equity in net earnings (loss) of affiliates, respectively, and nil, nil, and $45 million have been recorded in other income (expense), net, respectively, in the consolidated statements of operations.

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

The Company performs a quarterly review of intangible assets to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. The Company recorded impairment charges of nil, nil and $125.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. See Note 8, “Intangible assets, net”, for additional discussion on the impairment of intangible assets.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(l)                                                  Goodwill

Goodwill represents the excess of total consideration over the fair value of the identifiable assets less liabilities acquired in a business combination. Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment. The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of its reporting unit(s). The fair value of the reporting unit is compared with its carrying value, including goodwill. If the estimated fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, goodwill is considered potentially impaired and the second step is completed in order to measure the impairment loss, if any. In the second step, the Company assigns the fair value of the reporting unit calculated in step one to all of the assets and liabilities of that reporting unit, as if a market participant had acquired the reporting unit in a business combination. The excess of the fair value of the reporting unit determined in the first step of the impairment test over the total amount assigned to the assets and liabilities in the second step of the impairment test represents the implied fair value of goodwill. If the carrying value of a reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment loss equal to the difference is recorded. The Company recorded goodwill impairment charges of nil, nil and $281.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.  See Note 9 “Goodwill”, for additional discussion on the impairment of goodwill.

(m)                                             Impairment of long-lived assets

The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. When these events occur, the Company compares the asset group’s carrying value to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the fair value of the assets. The Company recorded impairment charges of nil, $54.6 million and $54.6 million for the years ended December 31, 2009, 2010 and 2011, respectively. See Note 7, “Property, plant and equipment, net”,  for additional discussion on the impairment of long-lived assets.

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

(o)                                                 Revenue recognition

The Company currently derives revenues from two sources: (1) Sales of PV modules (including BIPV products), and (2) other revenues, which includes sales of PV cells, others products and services, primarily PV

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

system integration, silicon wafers, and equipment for printed circuit boards, which are used in PV cell manufacturing.

The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectability of the receivable is reasonably assured. The Company recently began offering extended payment terms to some of its customers, which, in certain instances, requires the Company to defer revenue recognition as it does not have a history of collecting under similar extended payment terms.  In such instances, revenue is recognized when collectability is reasonably assured, which is normally when the payment becomes due.

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

The Company recognizes revenue using the percentage of completion method for systems integration projects for which the Company provides engineering, procurement and constructions (“EPC”) services under an EPC contract when the contract price is fixed or determinable and over $1.5 million or the project performance cycle will be longer than six months. The Company uses this method because it considers costs incurred to be the best available measure of progress on these contracts. The Company makes estimates of the costs to complete a contract and recognizes revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Company recognizes job material costs as incurred costs when the job materials have been installed. The Company considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design. Under the percentage of completion method, costs and recognized and unbilled income are recorded as current assets and included in other current assets.  On the other hand, billings in excess of costs and recognized income are recorded as current liabilities and included in other current liabilities.

When the percentage-of-completion method is not appropriate or does not meet the aforementioned thresholds, the Company recognizes revenue for system integration and automation machinery at the time the project is completed, assuming all other revenue recognition criteria have been met. Contract completion terms are typically within one year.

(p)                                                 Buy/sell arrangements

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

During the years ended December 31, 2009, 2010 and 2011, the Company purchased $32.5 million, $5.1 million and $66.9 million of raw materials and sold $35.5 million, $5.6 million and $24.0 million of finished goods under these buy/sell arrangements, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q)                                                Cost of revenue

Cost of revenue includes production related direct costs, depreciation and amortization, indirect costs, inventory obsolescence, lower of cost or market charges and, for the year ended December 31, 2011, the write-off of unamortized cost of warrants granted to MEMC following the termination of the 10-year long-term supply agreement.

(r)                                                Shipping and handling costs

Payments received from customers from shipping and handling costs are included in net revenues. In order to facilitate comparison between Suntech and its peers, since the second quarter of 2011, Suntech has classified shipping and handling costs as selling expenses. Previously, shipping and handling costs were included in cost of revenues. Such costs for the years ended December 31, 2009 and 2010 have been reclassified to conform to the current year presentation.  Shipping and handling costs relatied to solar module sales of $23.2 million, $39.3 million and $61.7 million are included in selling expenses for the years ended December 31, 2009, 2010 and 2011, respectively.

(s)                                                Warranty cost

The Company’s standard PV modules were typically sold with a five-year warranty for defects in materials and workmanship. Since April 2011, the Company extended the warranty period in relation to defects in materials and workmanship from five years to ten years. The Company’s PV modules also contain a 5, 12, 18 and 25-year standard warranty against declines of more than 5.0%, 10.0%, 15.0% and 20.0% of initial power generation capacity, respectively. Suntech Japan’s standard PV modules sold in Japan are typically sold with a 10-year warranty for defects in materials and workmanship and a 25-year warranty against declines of more than 10.0% of initial peak power. The warranty periods of Suntech Japan’s BIPV products vary depending on the nature and specification of each BIPV product. Additionally, a few of the customers have requested post-sales obligations. These obligations have primarily consisted of (i) guaranteeing minimum system output for a certain period of time, normally less than five years, which requires the Company to compensate the customer for losses if the system output is lower than the minimum requirement; and (ii) providing certain post-sales system quality warranty for a certain period of time, normally less than five years. The Company accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) changes in the market price of products required to be incurred to provide the warranty service, (i.e. the PV products) and (4) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company’s revision to its warranty policy in June 2011 did not have a material effect on its warranty accrual rate. The Company acknowledges that such estimates are subjective and will continue to analyze its claim history, the performance of its products compared to its competitors, PV products price trend and academic research results to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(u)                                            Foreign currency translation and comprehensive income (loss)

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

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as the RMB, Euro (“EUR”) and Japanese Yen (“JPY”), which are their respective functional and reporting currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity and comprehensive income (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $312.8 million and $367.8 million as of December 31, 2010 and 2011, respectively.

Total comprehensive income (loss) is comprised of net income and fluctuations of other comprehensive income, including foreign exchange translation adjustments and the change in the fair value on the effective portion of derivative cash flow hedges, and amounted to $87.1 million, $249.5 million and ($934.4) million for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31 2010 and 2011, balances for the components of accumulated other comprehensive income were as follows (in millions):

	At December 31,
	2010	2011
Foreign currency translation gains	$96.7	$130.3
Net realized (loss) gain under cash flow hedge	(19.0)	31.3
Other	(0.2)	—
Accumulated other comprehensive income	$77.5	$161.6

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

wafers raw materials. The Company performs ongoing credit evaluations of these suppliers’ financial conditions. The Company generally does not require collateral or other security against such suppliers; however, it maintains a reserve for potential credit losses. Such losses have historically been within management’s expectations.

(w)                                               Share-based compensation

The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award. See Note 20, “Share Options and Restricted Shares”, for further details.

(x)                                                Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

(y)                                                 Per share data

Basic net income (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings per share and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, 3.0% Convertible Senior Notes due in 2013 and 5.0% Convertible Loan due in 2016 are included in the calculation of diluted earnings per share using the if-converted method if their inclusion is dilutive to earnings per share. See Note 14, “Convertible Notes”, for further details.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Year Ended December 31,
	2009	2010	2011
	(In millions, except for per share data.)
Income (loss) available to ordinary shareholders	$85.6	$236.9	$(1,018.6)
Weighted average number of ordinary shares for the calculation of basic income per share	169.7	179.6	180.5
Effect of dilutive potential ordinary shares:
Share options and warrants	2.8	2.0	—
Weighted average number of ordinary shares for the calculation of diluted income per share	172.5	181.6	180.5
Basic income (loss) per share	$0.50	$1.32	$(5.64)
Diluted income (loss) per share	$0.50	$1.30	$(5.64)

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes due in 2012, the Company’s 3.0% Convertible Senior Notes due in 2013 and the Company’s 5.0% Convertible Loan due in 2016 are excluded from the calculation of diluted net income per share for the years ended December 31, 2009 and 2010 since the interest expense per share of these convertible instruments exceeds basic earnings per share and, therefore, they are anti-dilutive to income per share. For the year ended December 31, 2011, the shares that would be issued upon the conversion of these notes are excluded from the calculation of per share data, since they are anti-dilutive when the Company had a net loss during the year.

For the years ended December 31, 2009, 2010 and 2011, the following securities were excluded from the computation of diluted income (loss) per share as their inclusion would have been anti-dilutive (in millions):

	Year Ended December 31,
	2009	2010	2011
0.25% Convertible Senior Notes due in 2012	5.5	0.6	0.1
3.0% Convertible Senior Notes due in 2013	14.0	14.0	14.0
5.0% Convertible Loan due in 2016	0.4	1.3	2.2
Non-vested restricted shares	—	—	3.8
Share options	—	—	3.4
Total potentially dilutive securities	19.9	15.9	23.5

(z)                                             Recently issued accounting pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU amends current fair value measurement and disclosure guidance to include increased transparency around valuation input and investment categorization. ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption prohibited. The Company does not believe that the adoption of ASU 2011-04 will have an impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income . ASU 2011-05 allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. This guidance, which is to be applied retrospectively, is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 deferred the effective date of the specific requirement in ASU 2011-05 to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income. The Company does not believe that the adoption of these ASUs will have a material effect on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires companies to disclose information about financial instruments that have been offset and related arrangements to enable users of their financial statements to understand the effect of those arrangements on their financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company is evaluating the effect the adoption of ASU 2011-11 will have on its consolidated financial statements.

3.                  FAIR VALUE OF FINANCIAL INSTRUMENTS

Recurring Change in Fair Value

The following table displays assets and liabilities measured on the Company’s consolidated balance sheets at fair value on a recurring basis subsequent to initial recognition:

	At December 31, 2011
Assets (Liabilities) in millions	Total	Level 1	Level 2	Level 3
Available-for-sale investments	$1.3	$1.3	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	37.4	37.1	0.3	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(7.1)	(1.1)	(6.0)	—
	$31.6	$37.3	$(5.7)	$—

	At December 31, 2010
Assets (Liabilities) in millions	Total	Level 1	Level 2	Level 3
Available-for-sale investments	$6.1	$6.1	$—	$—
Cross currency forward exchange contracts — recorded as other financial assets	15.4	13.4	2.0	—
Cross currency forward exchange contracts — recorded as other financial liabilities	(56.1)	(36.6)	(19.5)	—
	$(34.6)	$(17.1)	$(17.5)	$—

The available for sale investment is recorded in long-term investments and currency forward contracts are recorded in other financial assets and other financial liabilities in the consolidated balance sheets as of December 31, 2010 and 2011. See Note 11, “Long-Term Investments,” and Note 16, “Other Financial Assets/Liabilities,” for further details.

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

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table displays assets measured on the Company’s consolidated balance sheet at fair value on a non-recurring basis:

	Year ended December 31, 2011
					Total
Assets in Millions	Total	Level 1	Level 2	Level 3	(Losses)
Investment in affiliates:
— Shunda	$—	—	—	$—	$(48.0)
Long-Term Investments
— Nitol	—	—	—	—	(40.0)
Property, Plant and Equipment:
— Idle equipement and facility	4.0	—	—	4.0	(54.6)
Intangible Assets:
— MSK technology and Trade Mark	—	—	—	—	(125.7)
	$4.0	—	—	$4.0	$(268.3)

Goodwill was fully impaired in 2011 and please refer to Note 9, “Goodwill” for further details.

	Year ended December 31, 2010
					Total
Assets in Millions	Total	Level 1	Level 2	Level 3	(Losses)
Investment in affiliates:
— Shunda	$43.8	—	—	$43.8	$(82.3)
Property, Plant and Equipment:
— Shanghai thin-film production line	5.4	—	—	5.4	(54.6)
Intangible Assets:
— Kuttler patents and technology	—	—	—	—	(5.2)
Other non-current assets	1.3	—	—	1.3	(3.2)
	$50.5	—	—	$50.5	$(145.3)

In 2011, there were other-than-temporary impairments of (1) $88.0 million charged against one of the Company’s investment in affiliates accounted for under the equity method and one of the Company’s long term investments accounted for under the cost method, (2) $54.6 million related to its abandoned thin-film production line under construction, research and development center and other equipment, and (3) $125.7 million related to its abandoned patent and technology in Suntech Japan. See Note 7, “Property, Plant and Equipment”, Note 8, “Intangible Assets, net”, Note 10, “Investment in affiliates”, and Note 11, “Long-term Investments” for further details.

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

Derivatives — These are primarily plain-vanilla foreign currency forward contracts and foreign currency forward contracts with structure features, like knock-out rights, typically short-term in nature. Fair values are

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measured using quotes in active markets for identical assets when available, and are classified as Level 1. If quoted prices in active markets for identical assets are not available, the Company uses quotes obtained from professional pricing sources. The Company performs internal validation procedures on quotes from pricing sources using valuation techniques commonly used in the industry, and also considers the credit ratings of respective counterparties in determining the impact of risk of defaults on the valuation of derivative assets. The pricing models used by the Company take into account the contract terms as well as multiple inputs where applicable, such as interest rate yield curves, option volatility and currency rates. These fair value measurements are classified as Level 2, if these financial instruments fair values are based on inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities, or Level 3, if these financial instruments fair values are based on inputs that are unobservable and significant to the overall fair value measurement. During the year ended December 31, 2010 and 2011, there was no transfer among the levels.

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

The carrying amount of the Company’s outstanding convertible notes as of December 31, 2010 and 2011 was $551.6 million and $584.7 million, respectively. The estimated fair value of those debts, based on the market transaction information, was $558.2 million and $278.1 million, as of December 31, 2010 and 2011, respectively.

As of December 31, 2011, the carrying value of the Company’s cash and cash equivalents and restricted cash approximated their fair value and consist primarily of money market funds and bank deposits. The carrying value of short-term financial instruments, including short-term investments, accounts receivable and payable, income taxes payable, and short-term borrowings, approximates fair value because of the short-term maturity period. Long-term bank borrowings approximate their fair value since contracts were recently entered into or the embedded interest rates are normally adjusted to the market interest rates pursuant to the long-term bank borrowing agreements.

4.                  BUSINESS ACQUISITIONS

In May 2008, the Company acquired an 18.0% equity interest in Glory Silicon Technology Investments (Hong Kong) Limited (BVI) (“Glory”) for total cash consideration of $21.4 million. The Company accounted for this investment using the equity method of accounting due to the fact that the Company has significant influence on Glory’s operations. Since May 31, 2010, Glory was under reorganization to split its China mainland operation among its shareholders. Such split was been substantially complete as of December 31, 2010. As part of this reorganization, effective June 1, 2010, certain of Glory’s assets and liabilities were injected into a newly incorporated domestic Chinese entity, Rietech New Energy Investment Co., Ltd. (“ZJ Rietech”), which was co-owned by Suntech and two investors. From June through December 2010, the assets and liabilities injected into ZJ Rietech, or ZJ Rietech assets, were under joint control of the Company and two other investors and were legally isolated from the founder of Glory. In addition, the Company was contractually only entitled to the earnings or losses associated with the ZJ Rietech assets during this period based on the Company’s ownership interest in such

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets. Therefore, the Company applied the equity method of accounting to the earnings to which it was entitled, as opposed to its direct ownership interest in Glory during this period. In December 2010, to shift from a pure-play cell and module manufacturer to a more vertically integrated producer of wafers, cells and modules, the Company acquired the equity interests that the two investors had in ZJ Rietech, Yangzhou Rietech Renewal Energy Company (“YZ Rietech”), Zhenjiang Rende New Energy Science Technology Co., Ltd. (“ZJ Rende”) and other non-operating entities. This acquisition of interests was accounted for as a business combination. In conjunction with the acquisition, the Company recognized a $50.3 million gain on consolidation which is equivalent to the difference between the fair value of the equity investment previously held and its carrying value and recorded the amount in equity in net earnings (loss) of affiliates in the consolidated income statements

Purchase Price Consideration

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

Cash	$123.0
Restricted cash	8.9
Receivables and other current assets	11.4
Inventory	34.6
Property, plant and equipment	378.1
Other non current assets	5.6
Total tangible assets acquired	561. 6
Payables and other liabilities	(213.2)
Bank borrowings	(156.0)
Deferred tax liabilities	(3.8)
Total liabilities assumed	(373.0)
Net tangible assets acquired	188.6
Customer relationship	5.5
Order backlog	5.9
Total intangible assets acquired	11.4
Investment in an affiliate	24.0
Goodwill	185.4
Total purchase consideration	$409.4

The Company recognized the acquired intangible assets — customer relationship order backlog, and the fair values of the intangible assets were calculated using the income approach. The customer relationship was valued as $5.5 million, and will be fully amortized in 2.5 years from 2011 forward. The order backlog was valued as $5.9 million, and has been fully amortized in 2011.

Goodwill, which represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired, is not being amortized but is reviewed annually for impairment, or more frequently if impairment indicators arise. The goodwill mainly reflected the competitive advantages the Company expected to realize from Rietech’s standing in the wafer industry. The goodwill is not tax deductible.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Rietech’s results of operations have been included in the Company’s consolidated financial statements subsequent to the date of acquisition. The financial information in the table below summarizes the results of operations of the Company and Rietech, on a pro forma basis, as though the companies have been combined as of the beginning of each of the years presented:

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

5.                  INVENTORIES

Inventories consist of the following:

	At December 31,
	2010	2011
Raw materials	$220.9	$138.4
Work-in-process	8.0	5.4
Finished goods	329.3	372.7
	$558.2	$516.5

The Company recorded lower of cost or market provisions for inventories of $59.1 million, $28.9 million, and $37.0 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company recorded a  $3.1 million, ($9.8) million and $11.9 million provision for purchase commitments during the years ended December 31, 2009, 2010 and 2011, respectively, in the consolidated statements of operations.  The accrued provision is recorded in other current liabilities and amounted to $0.3 million and $12.3 millioin as of December 31, 2010 and 2011, respectively.

6.                  ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivables are recognized and carried at the original invoice amount less allowance for any doubtful accounts. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company made provisions for doubtful accounts in the aggregate amount of negative $0.1 million, $18.5 million (including a $8.0 million provision for prepayment made to Shunda, which is related party), and $55.3 million (including a $21.1 million

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provision for prepayments made to Shunda and Nitol, which are related parties) during the years ended December 31, 2009, 2010 and 2011, respectively. Bad debts are written off as incurred.

Analysis of allowances for accounts receivable is as follows:

	At December 31,
	2010	2011
Beginning of the year	$4.8	$10.7
Allowances made during the year	5.9	28.2
Write off	—	(4.3)
Closing balance	$10.7	$34.6

Analysis of allowances for other receivables is as follows:

	At December 31,
	2010	2011
Beginning of the year	$11.7	$16.3
Allowances made during the year	7.0	6.0
Recovery	(2.4)	—
Closing balance	$16.3	$22.3

Included within the accounts receivable, there was a EUR 7.8 million ($10.4 million) and $19.5 million balance from investee companies of Global Solar Fund (“GSF Investees”) as of December 31, 2010 and 2011, respectively. Sales to GSF Investees are made with similar sales terms as those offered to third parties and follow the same revenue recognition policy. Total sales to GSF Investees were EUR 91.0 million ($115.8 million), EUR 157.0 million ($197.4 million) and $33.6 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company conducted a thorough credit review process before agreeing to the credit terms provided to GSF Investees, which process also considered the availability of financing support from Global Solar Fund to its investee companies.

From time to time, the Company enters into accounts receivable factoring agreements with unaffiliated financial institutions. The Company has accounted for these contracts of accounts receivable factoring as sales when the entire credit risk is transferred to the factoring company. Such receivables are excluded from the assets in the Company’s consolidated balance sheets. During 2010 and 2011, the Company sold trade accounts receivable aggregating $332.4 million and $191.2 million and recognized total discounts of $4.0 million and $0.9 million as a component of interest expense in the consolidated statements of operations, respectively. The Company’s ability to sell such receivables to these financial institutions on current terms and conditions is uncertain and is dependent on the creditworthiness of the customers involved, the credit risks in the specific countries concerned and the institutions’ policies from time to time.

Other receivables represents non-trade receivables from third parties, net of specific provision for doubtful accounts, such as receivables from a third party leasing company for certain sale and lease back transactions, refundable deposits as bidding guarantees, and other miscellaneous non-trade receivables.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.                  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2010	2011
Cost
Land	$5.2	$4.7
Buildings	392.4	472.6
Leasehold improvements	15.8	17.5
Machinery and equipment	813.0	1,195.6
Furniture, fixtures and electronic equipment	65.5	86.1
Motor vehicles	3.2	4.8
	1,295.1	1,781.3
Accumulated depreciation	(242.9)	(372.8)
	1,052.2	1,408.5
Construction in process	274.0	160.7
Property, plant and equipment, net	$1,326.2	$1, 569.2

Depreciation expense was $58.2 million, $77.5 million and $128.2 million for the years ended December 31, 2009, 2010 and 2011, respectively. Capitalized interest was $9.0 million, $4.9 million and $6.6 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Construction in process primarily represents the construction of the manufacturing plant for printed circuit board industry equipment and wafer processing.

During the third quarter of 2011, as a result of the effects of weakening market conditions on the Company’s forecasts and a sustained, significant decline in the Company’s market capitalization to a level lower than its net book value, the Company concluded that impairment triggering events existed and performed a long-lived asset impairment analysis. Based on the analysis, the Company determined that an impairment was not required as the carrying value of the assets was lower than the future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

Certain long-lived assets were not subject to the long-lived assets impairment analysis as mentioned in the above paragraph, and were evaluated separately due to change of business plans by the Company or abandonment. For the year ended December 31, 2010, the Company recognized an impairment charge on its thin-film equipment of approximately $54.6 million, which was due to the Company’s plan to cease the manufacturing of its amorphous silicon thin film panels as a result of the rapid cost reduction and improving competitiveness of crystalline silicon solar panels  For the year ended December 2011, an impairment charge of $54.6 million, primarily related to the abandonment of certain idle facilities and equipments, was recognized. No impairment charges were recognized during the year ended December 31, 2009.

The Company conducts a significant portion of its operations from leased machinery and equipment in Wuxi and Shanghai and a portion of these arrangements are in the form of sales and leasebacks. The deferred losses from the sales and leaseback arrangements are immaterial. See Note 18, “Capital lease obligations”, for further details.

8.                  INTANGIBLE ASSETS, NET

The following tables present details of the Company’s intangibles assets (in millions):

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Gross
	Carrying	Accumulated
As of December 31, 2011	Amount	Amortization	Net
Acquired technical know-how	$2.3	$(1.9)	$0.4
Acquired technology	9.1	(9.0)	0.1
Acquired customer relationships	35.6	(20.1)	15.5
Other intangible assets	9.8	(8.7)	1.1
Total intangibles assets subject to amortization	56.8	(39.7)	17.1
Trade name	5.9	—	5.9
Total intangible assets, net	$62.7	$(39.7)	$23.0

	Gross
	Carrying	Accumulated
As of December 31, 2010	Amount	Amortization	Net

Acquired technical know-how	$2.3	$(1.8)	$0.5
Acquired technology	41.2	(7.2)	34.0
Acquired customer relationships	33.8	(14.0)	19.8
Other intangible assets	9.7	(2.2)	7.5
Total intangible assets subject to amortization	87.0	(25.2)	61.8
Trade name	94.2	—	94.2
Total intangible assets, net	$181.2	$(25.2)	$156.0

Amortization expense for the years ended December 31, 2009, 2010 and 2011 were $8.2 million, $7.4 million and $13.4 million, respectively.

For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $5.2 million, $3.5  million, $1.7 million, $1.4 million and $5.2 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

Most of the Company’s intangible assets, except for intangible assets determined to have indefinite lives and technology related to roof-top PV panels as mentioned in the following paragraph, are part of the asset group that was subject to the impairment test as described in Note 7 “Property, Plant and Equipment, net,” in the third quarter of 2011.

In the third quarter of 2011, the Company determined that the technology related to roof-top PV panels was obsolete and ceased production. The Company will cease sales of such products once the existing inventory has been sold. As a result of the obsolescence of the technology, the entire carrying value of $33.8 million was impaired.

The Company has two indefinite-lived intangible assets, the MSK trade name, which is the product brand marketed in Japan, and the KTL trade name, which is the brand under which the equipment manufactured for the printed circuit board industry are marketed. These two indefinite-lived intangible are not operated as a single asset and are therefore separable from one another.  Accordingly, the Company tested each of the assets for impairment individually. The Company estimated the fair value of the MSK and KTL trade names using discounted cash flows under the income approach.  Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates. In regard to the MSK trade name, as the Company is now focusing on the promotion of its own brand through its MSK subsidiary in Japan, sales of products under the MSK trade name declined 2011 and the Company is

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

forecasting a continued decline as the market becomes more focused on cost rather than premium product differentiation, which is how the MSK brand is positioned. As a result of its analysis, the Company recorded an impairment charge of $91.9 million related to the MSK trade name. In regard to the KTL trade name, the Company continues to manufacture equipment for the printed circuit board industry and generates external revenue, which accounts for less than 2% of the Company’s total sales. The Company did not impair the KTL trade name as its fair value exceeded its carrying amount.

No impairment charges were recognized during the years ended December 31, 2009 and 2010.

9.                  GOODWILL

The carrying amount of goodwill for the years ended December 31, 2010 and 2011 were as follows:

	2010	2011
Beginning of year	$86.1	$278.0
Goodwill acquired during the year	185.4	—
Impairment recorded during the year	—	(281.5)
Translation	6.5	3.5
Ending of year	$278.0	$—

Impairment tests performed in 2009 and 2010 did not result in any adjustments to the carrying value of goodwill.  As of December 31, 2010, the $278.0 million in goodwill primarily represented goodwill allocated from the acquisitions of Suntech Japan in 2006 and Rietech in 2010.

The Company typically performs its annual goodwill impairment test at year-end.  During the third quarter of 2011, as a result of the effects of weakening market conditions on the Company’s forecasts and a sustained, significant decline in the Company’s market capitalization to a level lower than its net book value, the Company concluded that impairment triggering events existed and performed a goodwill impairment analysis.

The Company has one operating segment and one reporting unit. The Company estimated the fair value of its reporting unit using discounted cash flows under the income approach.  Use of the income approach requires significant management judgment and estimates, including key assumptions used in forecasts of future operating results, discount rates, and expected future growth rates. The Company determined the fair value of its reporting unit was less than the carrying value.  Accordingly, the Company performed the second step of the impairment test to determine the implied fair value of goodwill, which required the Company to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities, including any unrecognized intangible assets, of the reporting unit. The Company determined the implied fair value of goodwill was zero. As a result, the Company fully impaired all of its goodwill, resulting in an impairment charge of $281.5 million. Accumulated goodwill impairment were nil and $281.5 million as of December 31, 2010 and 2011, respectively.

10.               INVESTMENTS IN AFFILIATES

Investments in affiliates are accounted for by equity method of accounting, and consist of the following:

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,
	2010		2011
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)
Shunda(1)	$43.8	36.7	$—	36.7
Global Solar Fund(2)	463.5	86.0	400.9	79.3
Guoxin Suntech(3)	1.8	49.0	1.7	49.0
Zhongjieneng Suntech(4)	1.6	20.0	1.7	20.0
Ningxia Diantou Suntech(5)	2.7	49.0	2.8	49.0
Huadian Ningdong(6)	2.3	40.0	2.3	40.0
Wuxi Sunshine(7)	30.2	40.0	42.1	40.0
Wontech (8)	—	—	0.6	30.0
Azure (9)	N/A	N/A	2.1	20.0
Total	$545.9		$454.2

(1)                              In May 2008, the Company acquired 15.8% equity interest, comprised of convertible preferred stock, in Shunda Holdings Co., Ltd. (Cayman) (“Shunda”) for total cash consideration of $101.9 million. In May 2010, the Company converted all these preferred shares into ordinary shares with the equity interest remaining unchanged. The Company accounts for this investment using the equity method of accounting due to the fact that the Company has significant influence on Shunda’s operations.

In the second quarter of 2010, triggered by multiple debt defaults and burgeoning illiquidity from extensive debt obligations, Shunda’s creditors called outstanding loans due. Shunda immediately underwent a reorganization. As a result, the investment was evaluated for impairment. The Company performed valuations of its investment using both the income and market approaches, which supported an other-than-temporary impairment. As a result of that evaluation, the Company recorded an impairment charge of approximately $90.3 million, including a total write-down of $8.0 million in prepayments. Factors which the Company considered in determining that the investment was other-than-temporarily impaired included the financial condition and near-term prospects of Shunda, whose operations had been significantly impacted due to the liquidity issue, impairing the earnings potential of the investment to the Company.

Due to the challenging conditions in the polysilicon and silicon wafer markets, Shunda shut down the operations of its polysilicon and wafer business since the quarter ended September 30, 2011. In addition, the Company’s influence at Shunda continued to diminish.  As a result, the Company considered the recovery of its investment in Shunda to be remote and recognized an impairment charge of $58.8 million, including a total write-down of $10.8 million in prepayments, in 2011.

(2)                                  In June 2008, the Company acquired 86.0% share equity of Global Solar Fund, S.C.A., SICAR (“GSF”) as a limited partner and committed to contribute total cash consideration of EUR 258.0 million (equivalent of $364.6 million). The general partner of GSF is Global Solar Fund Parners S.ar.l., and Mr. Javier Romero serves as the Category A manager of the general partner. Mr. Romero served as a non-executive representative and sales agent of the Company where he facilitated sales of the PV products in Spain until March 2010. In connection therewith, services he provided included collaborating in the identification of business opportunities, providing support in developing good relations between the Company and customers, introducing the Company’s personnel before representatives of the customers, advising in the preparation and negotiation of offers and contracts, and collaborating with the Company in the

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development of price policies in Spain. GSF is an investment fund created to make investments in private companies that own or develop projects in the solar energy sector. Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Zhengrong Shi, Chairman and CEO of the Company, holds an investment amounting to a 10.67% equity interest in GSF. Dr. Shi and Mr. Stuart Wenham, Chief Technology Officer of the Company, are members of GSF’s board of managers. The Company has a 50% voting interest in GSF and capital calls require the approval of at least one of the Company’s representatives on the board of managers. The Company accounts for its investment in GSF using the equity method of accounting. GSF is subject to investment company accounting under AICPA investment company guidelines, and is accounting for its investments in investee companies at fair value. As such, GSF records its investments at fair value and recognizes changes in the fair value of such investments in earnings. Accordingly, under the equity method of accounting, the Company records its proportionate share of earnings of GSF, which includes the aforementioned changes in fair value, in its consolidated results of operations.

In November 2011, as recognition of Mr. Romero’s contribution to the Company, the Company sold 6.7% of its interests in GSF to affiliate of Mr. Romero, the Category A manager of Global Solar Fund Partners S.a.r.l at a total consideration of €12.2 million ($15.9 million). As a result, the Company’s interests in the share equity of GSF were reduced from 86% to 79.3%, and a loss of $30.7 million was recorded in 2011 in connection with the sale. As part of the share transfer agreement, the Company will meet, on behalf of Mr. Romero, future capital calls linked to the shares transferred for an amount of €7.7 million ($10.0 million).  Of the total consideration of €12.2 million ($15.9 million), €7.7 million ($10.0 million) will be paid by Mr. Romero contingent upon completion of an additional capital call.

The Company’s investment commitment is payable upon capital calls. Investment commitment of the Company amounted to EUR 258.0 million before the sale in Novemember 2011. As of December 31, 2010, the Company had made aggregate capital call payments of EUR 155.7 million ($215.9 million).  No additional capital call payments were made during the year ended December 31, 2011. The Company’s remaining capital call commitment was EUR 102.3 million ($136.7 million) and EUR 94.4  million ($122.6 million) as of December 31, 2010 and 2011, respectively. As of December 31, 2010 and December 31, 2011, GSF had a total of seven investee companies and had made aggregate commitments to such investee companies totaling EUR 22.1 million ($29.5 million) and EUR 9.0 million ($11.7 million), respectively.

(3)                                  In May 2009, the Company established JiangSu Guoxin Suntech Solar Power Generation Co., Ltd. (“Guoxin Suntech”) with a total cash consideration of $1.4 million with a joint venture partner.

(4)                                  In August 2009, the Company established Zhongjieneng-Suntech Shizuishan Solar Power Co., Ltd (“Zhongjieneng Suntech”) with a total cash consideration of $1.4 million with a joint venture partner.

(5)                                  In December 2009, the Company established Ningxia Diantou Suntech Solar Power Co., Ltd. (“Ningxia Diantou Suntech”) with a total cash consideration of $2.6 million with a joint venture partner.

(6)                                  In December 2009, the Company acquired a 40% equity interest in a joint venture, Huadian Ningxia Ningdong Suntech Solar Power Co., Ltd. (“Ningdong Suntech”), for total cash consideration of $2.2 million, of which $0.4 million was paid in 2010 and the remaining $1.8 million was paid in 2011.

(7)                                  In November 2010, the Company acquired a 40% equity interest in a newly established joint venture, Wuxi Sun-shine Power Co., Ltd. (“Wuxi Sunshine”) for total cash consideration of $39.6 million, of which $30.0 million in total was paid in 2010. The remaining $9.6 million was paid in 2011.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)                                  In November 2010, the Company established Wuxi Wontech Co., Ltd. (“Wontech”) with a joint venture partner.

(9)                                  In December 2011, the company acquired 20% equity shares in Azure Power (Haryana) Private Limited, a company located in New Delhi, India, for total cash consideration of $2.1 million.

11.               LONG-TERM INVESTMENTS

Long-term investments consists of $8.3 million in equity investments accounted for under the cost method, and $1.3 million in investments classified as available-for-sale.

The cost method equity investments are as follows:

	At December 31,
	2010		2011
	Carrying	Ownership	Carrying	Ownership
	Value	Percentage	Value	Percentage
		(%)		(%)
Xi’an Longi(1)	$7.3	4.4	$7.3	4.4
Nitol(2)	40.0	11.5	—	—
Huadian Dongtai Suntech	0.2	10.0	1.0	10.0
Total	$47.5		$8.3

(1)

In May 2008, the Company acquired a 5% equity interest in Xi’an Longi Silicon Material Limited (“Xi’an Longi”) for total cash consideration of $7.3 million. This equity interest was slightly diluted to 4.7% and 4.4% as of December 31, 2009 and 2010, respectively. The Company determined that there was no impairment to this investment for the years ended December 31, 2009, 2010 or 2011.

(2)

In 2008, the Company acquired a 14.0% equity interest in Nitol Solar Limited (“Nitol”) for total cash consideration of $100 million. The Company recorded an impairment of the investment of $60.0 million during the year ended December 31, 2008. The ownership was diluted to 11.5% as of December 31, 2009 and 2010 after a debt restructuring in May 2009.

In September 2011, the Company received notice from lenders to Nitol that such lenders were foreclosing on a security interest securing loans made by such lenders. The security interest consisted of substantially all of the assets of Nitol, including all of Nitol’s manufacturing subsidiary. Thus, the Company’s investment in Nitol was subsequently limited to Nitol’s holding company, while held minimal net assets. The Company considered the recovery of this investment to be remote, and recognized an impairment charge of $50.3 million, comprised of a write-off of $10.3 million in prepayments and $40.0 million in investment.

In March 2008, the Company acquired an 11.7% equity interest in Hoku Scientific Inc. (“Hoku”), a NASDAQ listed company, for total cash consideration of $20.0 million. The Company does not have any voting interest in the investee, and accounted for this investment as available-for-sale. The Company recorded an other-than-temporary impairment of $13.8 million during the year ending December 31, 2008. In December 2009, Tianwei New Energy Holdings Co. Ltd. acquired approximately 33 million shares of Hoku, diluting the Company’s equity interest to approximately 4.19%.  The Company recorded a further other-than-temporary impairment of $5.0 million during the year ended December 31, 2011. Factors which were considered in determining that the investment was other-than-

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

temporarily impaired included the inability of the Company to continue to assert that it would hold the investment until recovery given the significant market changes in polysilicon supply and demand, the decline in the stock price of Hoku Scientific, the lengthy time period for which Hoku’s stock price was been below the Company’s investment cost, and the lack of strong evidence to refute the severity and duration of the decline.

12.              LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	At December 31,
	2010	2011
Warrants granted to supplier C	$95.3	$—
Long-term prepayments to suppliers	117.8	184.3
Others	0.7	0.8
Total	$213.8	$185.1

On July 25, 2006, the Company entered into a 10-year supply agreement with Supplier C, under which the Company has a “take or pay” obligation to purchase the minimum annual quantities over a 10-year period, starting from January 1, 2007, at a fixed price. The Company granted to the supplier a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per warrant share. This warrant vested on the grant date and was exercisable in five separate 20% annual increments, with the first 20% annual increment being on January 1, 2008. The unamortized outstanding balance was $95.3 million as of  December 31, 2010.

In 2011, the Company terminated the wafer supply agreement with Supplier C and incurred certain costs, including (1) relinquishment of $53 million in prepayments made to Supplier C, and (2)  additional payments of $67 million payable to Supplier C in four equal installments between July 2011 to April 2012. As a result of the termination of the wafer supply agreement, the Company wrote-off the unamortized balance of  the warrant of $91.9 million to cost of revenues during the year ended December 31, 2011.  The Company recognized amortization of warrant costs of $7.6 million, $7.6 million, and $3.4 milion for the years ended December 31, 2009, 2010 and 2011, respectively, which is also included in cost of revenues.

13.               LONG-TERM LOANS TO A SUPPLIER

As part of the supply agreement specified in Note 12, “Long-term Prepayments”, an aggregate amount of $625 million in loans was committed to Supplier C with a drawdown period of eleven years, starting from 2007, as a means of securing the Company’s obligations to the supplier. The supplier was required to use the loan to expand its manufacturing capacity and was required to repay 97% of the prior years’ loan principal over the following two years, 50% in each year. Aggregately, the loan was to be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). The 3% difference between the loan payment and loan payback was being amortized to cost of revenues over the contract term. Upon termination of the supply agreement in 2011, the Company relinquished the outstanding loan balance of $53 million and recorded a corresponding expense equal to the net of the outstanding loan balance and the unamortized imputed interest balance of $8.4 million in the consolidated statements of operations. Amortized imputed interest income recorded as cost of revenue was $2.4 million, $2.9 million and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.               CONVERTIBLE NOTES

	At December 31,
	2010	2011
2012 Convertible Notes
—Principal amount	$3.8	$3.8
—Unamortized debt discount	—	—
2013 Convertible Notes
—Principal amount	575.0	575.0
—Unamortized debt discount	(76.9)	(43.4)
IFC Convertible Loan
—Principal amount	50.0	50.0
—Unamortized debt discount	(0.8)	(0.7)
Others
—Principal amount	0.5	—
—Unamortized debt discount	—	—
Total	$551.6	$584.7

Description of the 2012 Convertible Notes

In February 2007, the Company issued, in a private placement, $425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“2012 Notes”). Each $1,000 principal amount of the 2012 Notes is initially convertible into 20.5074 American Depository Shares (“ADS”), par value $0.01 per share, at a conversion price of $48.76, subject to adjustment. On the issuance date, February 12, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2012 Notes, solely to cover over-allotments.  The holders have the right to require the Company to repurchase all or a portion of their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. The Company has the right to redeem the 2012 Notes in whole or in part, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest.

The Company calculated the value of the liability component of its 2012 Notes and the 2013 Notes described below at initial recognition using the discount rate adjustment present value technique, which is a form of the income approach. This amount was then deducted from the initial proceeds to arrive at the value of the equity component. The discount rates used in this income approach were the interest rates of similar liabilities that do not have an associated equity component. The Company estimated the interest rates for the 2012 Notes using a benchmark of a basket of comparable companies with publicly traded debt or an index of companies with a similar credit rating. For the 2013 Notes, in addition to the interest rates of comparable companies, the Company also referred to its own 2012 Notes. The estimated interest rates for the 2012 Notes and the 2013 Notes were 8.28% per annum and 9.88% per annum, respectively.

The equity component for the 2012 Notes amounted to $92.0 million. The discount on the liability component is amortized through interest expense from February 2007 to the first put date, or January 2011, using the effective interest method. Amortization of the discount on the liability component amounted to $20.0 million, $1.5 million and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

In 2008 and 2009, the Company repurchased $93.8 million and $181.2 million aggregate principal amount of 2012 Notes for total cash consideration of $61.0 million and $159.6 million, respectively. In 2010, the Company repurchased $221.2 million aggregate principal amount of 2012 Notes at par value. Deferred offering expenses of $8.4 million, $12.2 million and $1.5 million were written off along with the repurchases for the years ended

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008, 2009 and 2010, respectively. The Company recorded $23.8 million and $9.5 million gain in other income for 2008 and 2009 repurchses, respectively. As of December 31, 2011 there were $3.8 million outstanding principal amount of 2012 Notes.

Description of the 2013 Convertible Notes

In March 2008, the Company issued, in another private placement, $500 million aggregate principal amount of Convertible Senior Notes due March 15, 2013, with an interest rate of 3.0% (“2013 Notes”). Each $1,000 principal amount of the 2013 Notes will be convertible into 24.3153 American Depository Shares, or ADSs, par value $.01 per share, at a conversion price of $41.13 per ADS only under the following circumstances: (1) if the closing price of the Company’s ADSs reaches specified thresholds, (2) if the trading price of the notes falls below specified thresholds, (3) if specified corporate transactions occur or (4) during specified periods, except that in lieu of delivering the Company’s ADSs upon conversion, the Company may elect to deliver cash or a combination of cash and the Company’s ADSs. On the issuance date, March 12, 2008, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the 2013 Notes, solely to cover over-allotments.

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

The equity component for the 2013 Notes amounted to $140.7 million and is being amortized through interest expense from March 2008 to the maturity date, or February 2013, using the effective interest method. Amortization of the discount on the liability component amounted to $27.5 million, $30.4 million and $33.5 million during the years ended December 31, 2009, 2010 and 2011, respectively.

Description of the IFC Convertible Notes

In June 2009, the Company entered into a $50 million convertible loan arrangement with International Financial Corporation (“IFC”), a member of the World Bank Group, to support the Company’s transition to the high efficiency Pluto technology and debt refinancing requirements. The convertible loan has a fixed rate coupon of 5.0% per annum payable on June 15 and December 15 in each year. If not converted, the loan will be repayable in full seven years after the date of drawdown (“Maturity Date”), which was July 2009. The conversion price of the loan is $18.00 per ADS (“Conversion Rate”). IFC may, at its option, convert the loan in whole or in part, at any time prior to the Maturity Date, into ADSs at the Conversion Rate.

15.               BANK BORROWINGS

	At December 31,
	2010	2011
Bank borrowings	$1,564.1	$1,706.7
Analysis as:
Short-term	1,339.1	1,486.7
Long-term, current portion	61.7	86.7
Subtotal	1,400.8	1,573.4
Long-term portion	163.3	133.3
Total	$1,564.1	$1,706.7

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2011, the principal maturities of debt are as follows, which includes the 0.25% Convertible Senior Notes of $3.8 million due 2012 and the 3.00% Convertible Senior Notes of $575.0 million due 2013.

Maturity	Amount
2012	$1,577.2
2013	533.5
2014	130.3
2015	0.3
2016	49.7
Total	$2,291.4

The Company’s bank borrowings bore an annual average interest rate of 4.88% and 4.48% for short-term borrowings and 4.58% and 3.56% for long-term borrowings in 2010 and 2011, respectively. These loans were borrowed from various financial institutions. A total amount of $30.6 million of these loans are restricted to purchase fixed assets as of December 31, 2011. Some borrowings contain financial covenants, such as maintaining a certain level of current ratio, quick ratio and liability to asset ratio, and all of the covenants were met as of December 31, 2011 except for (1) the Company announced significant impairment to assets after the withdrawal, which result in the breach of covenant related to one of its bank borrowings as of December 31, 2011; (2) for one of the non-significant subsidiaries of the Company, the ratio of total liabilities versus total assets did not meet the covenant  of one of its bank borrowings as of December 31, 2011.  The breach has no financial statement effect as the borrowings have already been classified as short-term. None of the facilities contain specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature. A summary of the Company’s material borrowing arrangements is as follows:

In January 2011, the Company entered into a three year credit loan facility agreement with China Development Bank. Such facility has a maximum amount of $130 million, which can only be used for working capital. It bears interest of LIBOR plus 292BP. The Company has drawn down $130 million as of December 31, 2011.

In July 2011, the Company entered into a one and a half year credit facility agreement with Bank of China. The facility has a maximum borrowing amount of $436.5 million (CNY 2,750 million), including $7.14 million (CNY 45 million) for working capital and $429 million (CNY 2,705 million) for trade finance. The facility bears interest at 6.56%. The Company has drawn down $7.14 million (CNY 45 million) for working capital and $359 million (CNY 2,261.6 million) for trade finance as of December 31, 2011.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.               OTHER FINANCIAL ASSETS/LIABILITIES

Following are the outstanding notional balances and the estimated fair value of the Company’s foreign-currency forward exchange contracts as of December 31, 2010 and 2011:

	As of December 31,
	2010		2011
	Notional	Estimated	Notional	Estimated
	Amount	Fair Value	Amount	Fair Value
Foreign exchange forward contracts:
Deliverable contracts:
Qualify for cash flow hedge	$628.2	$(22.4)	$401.8	$36.8
Not qualify for cash flow hedge	1,411.2	(18.3)	455.7	(6.5)
Non deliverable contracts	18.0	(0.1)	—	—
Non deliverable options	120.0	0.1	—	—
Total foreign-currency exchange forward contracts	$2,177.4	$(40.7)	$857.5	$30.3
Other financial assets are classified as:
Current		$15.4		$37.4
Non-current		—		—
		$15.4		$37.4
Other financial liabilities are classified as:
Current		(56.1)		(7.1)
Non-current		—		—
		(56.1)		(7.1)
Total		$(40.7)		$30.3

The Company recorded foreign-currency forward exchange losses not under hedge accounting of $8.0 million, $49.8 million and $93.0 million in other income (expense) net for the years ended December 31, 2009, 2010 and 2011, respectively. The Company qualified for cash flow hedge accounting for a portion of the forward contracts entered into in 2010 and 2011 with a total notional amount of $628.2 million and $401.8 million, respectively. A total amount of $19.0 million unrealized loss associated with those forward contracts entered into in 2010 recorded in other comprehensive income as of December 31, 2010 was settled in 2011 and then recognized in other income (expense) net. A total amount of $50.3 million unrealized gain associated with forward contracts entered into in 2011 was recorded in other comprehensive income as of December 31, 2011 and will be settled and recognized in other income (expense) net in 2012.

17.               ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the Years Ended December 31,
	2010	2011
Beginning balance	$55.2	$81.0
Warranty provision	28.8	31.2
Warranty costs incurred	(3.0)	(18.2)
Translation	—	0.1
Ending balance	$81.0	$94.1

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

December 31,
2011
Building	$97.8
Machinery and equipment	54.5
Furniture, fixtures and equipment	7.4
Total	159.7
Less: Accumulated depreciation	(17.1)
Total	$142.6

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2011:

At December 31, 2011
2012	$36.8
2013	43.5
2014	7.0
2015	57.9
2016	7.0
Later years	25.8
Total minimum lease payments	178.0
Less: Amount representing interest	(24.2)
Present value of net minimum lease payments	$153.8
Analysis as:
Current	36.8
Non-current	141.2
$178.0

The above capital lease obligations are included in other current liabilities and other long-term liabilities in the consolidated balance sheets.

19.               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a)                China Contribution Plan

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on a certain percentage of the employees’ salaries. The total

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contribution for such employee benefits was $6.5 million, $22.5 million and $20.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. The Company has no further obligations subsequent to payment of these amounts to the PRC government.

(b)               Statutory Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an appropriation of 10% of after tax profit until the accumulative amount of such reserves reaches 50% of its registered capital (in accordance with relevant PRC Company Law and regulations and the Articles of Association of the Company’s PRC subsidiaries); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The appropriation made by the Company’s PRC subsidiaries in 2009, 2010 and 2011 was $30.7 million, $0.5 million and $7.9 million, respectively.

20.               SHARE OPTIONS AND RESTRICTED SHARES

In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provide grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of December 31, 2011, options to purchase up to 18.5 million ordinary shares are authorized under the Option Plan. Share options are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of five years. Generally, share option grants to employees vest over three years from date of grant while certain options granted vest immediately. Restricted shares are granted to employees at exercise prices equal to zero and generally vest over one to five years. The Company issues new shares of common stock upon the issuance of restricted stock and the exercise of stock options. As of December 31, 2011, options to purchase 16.8 million ordinary shares were granted under the Option Plan.

Share-based compensation cost was approximately $6.6 million, $14.9 million and $12.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Options to Employees and Non-employees

A summary of the option activity and information regarding options outstanding as of December 31, 2011 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
	(In millions, except price and contract life data)
Options outstanding on January 1, 2011	3.9	8.9673
Forfeited	(0.4)	13.4568
Exercised	(0.4)	6.9220
Options outstanding on December 31, 2011	3.1	8.5833	3.8 years	—
Options vested at December 31, 2011	3.1	8.5833	3.8 years	—
Options exercisable at December 31, 2011	3.1	8.5833	3.8 years	—

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No options were granted to employees during the years ended December 31, 2010 or 2011.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $2,151,515, $764,452 and $624,624, respectively.

As of December 31, 2011, as all outstanding options are vested, there is no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Option Plan.

Restricted Shares to Employees

The Company granted 1.6 million, 1.6 million and 0.2 million restricted shares during the years ended December 31, 2009, 2010 and 2011, respectively, with an aggregate grant-date fair value of approximately $21.8 million, $13.2 million and $1.9  million, respectively. During the years ended December 31, 2009, 2010 and 2011, 142,605, 707,051 and 454,538 shares of restricted stock were vested with a total grant date fair value of $3.8 million, $10.7 million and $5.7 million, respectively.

These shares were granted in anticipation of services to be provided during the respective vesting periods. The Company recorded the fair value of unvested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period. Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

The following table summarizes the activity of unvested restricted stock shares during the year ended December 31, 2011:

	Number of Restricted Shares	Weighted Average Fair Value at Grant Date
	(In millions, except price data)
Unvested at January 1, 2011	3.7	$12.30
Granted	0.2	8.27
Vested	(0.5)	12.50
Forfeited	(0.1)	13.73
Unvested at December 31, 2011	3.3	12.11

As of December 31, 2011, there was $15.6 million of total unrecognized compensation cost related to unvested restricted shares to be recognized over a weighted-average period of 3.1 years.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.                                              OTHER INCOME(EXPENSE)

	Year Ended December 31,
	2009	2010	2011
Government grants	$0.7	$1.2	$2.0
Loss on financial derivatives	(8.0)	(49.8)	(93.0)
Convertible notes repurchase gain	9.5	—	—
Investment impairment losses	—	—	(45.0)
Others	0.4	0.9	2.9
	$2.6	$(47.7)	$(133.1)

22.                                              TAX EXPENSE

The tax (expense) benefit comprises:

	Year Ended December 31,
	2009	2010	2011
Current Tax	$(8.5)	$(64.2)	$(25.7)
Deferred Tax	6.0	40.4	72.9
	$(2.5)	$(23.8)	$47.2

The tax effect on discontinued operations was nil for the years ended December 31, 2009, 2010 and 2011.

Suntech Power is a tax exempted company incorporated in the Cayman Islands.

Power Solar BVI and Bright Path are tax exempted companies incorporated in the BVI.

Suntech Japan is subject to Japan’s corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, result in a normal effective statutory tax rate of approximately 41%.

Suntech Power International Ltd is located in Schaffhausen, Switzerland, which is outside of Zurich, and is subject to a formal federal corporate income tax of approximately 7.83%. However, Suntech Power International Ltd has a tax ruling with the federation, and, as a result of this tax ruling, the effective federal tax rate in 2011 for Suntech Power International Ltd would have been 3.52% had it been profitable.

Suntech America is subject to US federal corporate income tax rate of 35% and California’s income tax rate of approximately 9%.

Kuttler is incorporated in Germany and is subject to a 30% corporate tax rate.

Wuxi Suntech is governed by the PRC Enterprise Income Tax Laws (“the EIT Law”). Wuxi Suntech renewed its “High and New Technology Enterprise” (“HNTE”) status with the relevant tax authorities on December 1, 2011. It is entitled to a preferential tax rate of 15% for another three years from 2011 to 2013. Whether Wuxi Suntech can be qualified for HNTE afterwards is uncertain, therefore, the Company calculated the deferred tax to be realized in and after 2014 using the tax rate of 25%. If Wuxi Suntech can renew the title of HNTE on September 24, 2014 and afterwards, the deferred tax asset will decrease by $14.5 million.

Luoyang Suntech is located in Luoyang’s High and New Technology Zone and is subject to a 25% statutory income tax rate. As a manufacturing oriented Foreign Invested Enterprise (“FIE”), it is exempt from income taxes for its first two profitable years of operation after taking into account any tax losses carried forward from prior years (from 2007 to 2008), and a 50% tax deduction for the succeeding three years thereafter (from 2009 to 2011). Luoyang Suntech renewed its preferential tax treatment as a HNTE with the tax rate of 15% with the relevant tax authorities on December 30, 2011. The applicable tax rate of 15% will be effective for 2 years from 2012 to 2013.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shenzhen Suntech is located in the Shenzhen Special Zone and was established before the promulgation date of the new Enterprise Income Tax Law (“EIT Law”) and was entitled to a preferential lower tax rate of 15%. Shenzhen Suntech was provided a five-year transition period starting from the effective date of the EIT Law, which was Jannuary 1, 2008. 2008 was the first transition year and the uniform tax rates in 2008, 2009, 2010 and 2011 were 18%, 20%, 22% and 24%, respectively.

SEE is incorporated in China and subject to an income tax rate of 25%.

Kuttler Automation Systems (Suzhou) Co., Ltd is in China and was approved as a HNTE in December 2009. As a result, it was entitled to a preferential enterprise income tax rate of 15% from 2009 to 2011. As of the date of this annual report, it is in the process of applying for the renewal of its “HNTE” certificate.

ZJ Rietech is located in Yangzhong Economic Development Zone and was approved as a HNTE on November 8, 2011, which will be effective for three years from fiscal year 2011 to fiscal year 2013.

YZ Rietech and ZJ Rende is incorporated in China and subject to an income tax rate of 25%.

Uncertain tax positions

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2011, the Company, excluding the US subsidiaries, is subject to examination of the PRC tax authorities. The Company classifies interest and penalties associated with taxes as income tax expense. Such charges were immaterial for the years ended December 31, 2009, 2010 and 2011.

The U.S. subsidiary’s federal income tax returns and Maryland state income tax returns for 2009 through 2011 are open tax years, subject to examination by the relevant tax authorities.

The company’s unrecognized tax benefit and related additional liabilities are insignificant for the years ended December 31, 2009, 2010 and 2011.

The principal components of the deferred income tax assets and liabilities are as follows:

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31,
	2010	2011

Net loss carried forward	$28.7	$48.0
Accrued warranty costs	17.0	20.8
Depreciation of property, plant and equipment	3.3	8.5
Impairment of long-lived assets	14.1	16.9
Provision for inventories and purchase commitments	3.9	29.6
Provision for pension	1.3	0.2
Government grant	2.2	2.3
Pre-operating expense	0.1	0.1
Sales commission fee	1.1	3.0
Accrued other expenses	5.1	5.3
Unrealized investment gain	(4.7)	0.9
Accrued payroll	5.9	3.8
Intangible assets	(55.7)	(0.4)
Unrealized fair value adjustments	6.1	(5.4)
Others	2.4	2.2

Total deferred tax assets	30.8	135.8
Valuation allowance	(23.8)	(64.8)

Net deferred tax assets	$7.0	$71.0

Deferred tax assets/(liabilities) are analyzed as:
Current	$22.6	$21.4
Non-current	(15.6)	49.6

Total	$7.0	$71.0

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. The Group has net operating losses of $276.0 million as of December 31, 2011, which will expire between 2012 and 2016.

In accordance with the EIT Law, dividends, which arise from profits of FIEs earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under certain tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company certified that the undistributed earnings of

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Group’s PRC subsidiaries of $205.7 million as of December 31, 2011 is permanently reinvested, therefore, no provision for PRC dividend withholding tax has been provided thereon.

The effective income tax rate differs from the PRC enterprise income rate of 25% for the reason set forth as follows:

	Year Ended December 31,
	2009	2010	2011
PRC enterprise income tax	25%	25%	25%
Effect of tax holiday and incentive	(11)%	(46)%	0%
Effect of tax in foreign jurisdiction	19%	96%	(17)%
Other expenses not deductible for tax purpose	5%	18%	(1)%
Other income not taxable	(2)%	(2)%	—
Tax exemption and tax relief granted to the Company	(34)%	(39)%	—
Deferred tax effect due to tax rate change	1%	(9)%	—
Valuation allowance	—	(7)%	(4)%
Others	—	—	1%
Effective income tax rate	3%	36%	4%

The aggregate amount and per share effect of tax holidays are as follows (in millions, except per share data):

	Year Ended December 31,
	2009	2010	2011
The aggregate dollar effect	$31.9	$27.2	$(8.1)

Per share effect — basic	$0.19	$0.15	$(0.05)
Per share effect — diluted	$0.19	$0.15	$(0.05)

23.                                              RELATED PARTY TRANSACTIONS AND BALANCES

Due to the significant impact of the transactions between the Company and Investee Companies of GSF on the financial statements, the Company has separately disclosed the transaction amount and balance with them in the face of consolidated financial statement and Note 6, “Account receivable and other receivable”. Other than this, the Company has the following related party transactions.

The balances due from related parties are primarily from operating activities including prepayments for material procurement and module sales.. The balances are as follows:

	At December 31
	Current		Non-current
	2010	2011	2010	2011
Amounts due from related parties
Shunda	$7.8	$—	$—	$—
Xi’an Longi	1.9	—	15.5	—
Nitol	1.0	—	9.2	—
Hoku	—	0.3	2.0	1.9
Asia Silicon *	15.0	3.4	67.4	65.7
Ningxia Zhongjieneng	1.1	0.3	—	—
Huadain Ningdong	—	3.2	—	—
Ningxia Diantou	—	3.5	—	—
Wuxi Sunshine	24.2	50.8	—	—
Jiangsu Dongtai	3.6	4.8	—	—
Suntech Macao	0.1	0.1	—	—
Wuxi Wontech	0.1	—	—	—
Infigen Suntech Australia	0.3	1.3	—	—
	$55.1	$67.7	$94.1	$67.6

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Analysis of allowances for amounts due from related parties is as follows:

	At December 31,
	2010	2011
Beginning of the year	$—	$8.0
Allowances made during the year	8.0	21.1
Write off	—	—
Closing balance	$8.0	$29.1

Balances due to related parties are from operating activities including payables for purchases of materials, advance from customers for module purchase and advances from senior management. The advances from senior management are unsecured, interest free and have no fixed repayment terms. The balances due are as follows:

	At December 31
	2010	2011
Amount due to related parties
Shunda	$2.1	$—
Senior management	0.5	0.4
Xi’an Longi	4.1	51.4
Asia Silicon *	77.7	82.5
Huadian Ningdong	2.8	—
Wuxi Sunshine	6.7	0.1
	$93.9	$134.4

Related Party Transactions

Other than the transactions with Investee Companies of GSF, as mentioned above, the Company has the following related party transactions:

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Transaction	Year Ended December 31,
Name of Related Party	Nature	2009	2010	2011
Shunda	Purchases	$118.3	$167.6	$10.9
	Sales	$6.9	$—	$—
Glory	Purchases	101.0	72.1	—
	Sales	11.3	8.9	—
Xi’an Longi	Purchases	75.6	243.9	131.1
	Sales	10.8	4.6	—
Nitol	Purchases	0.2	0.8	—
Guoxin Huai’an	Sales	2.1	3.1	0.1
Ningxia Diantou	Sales	7.1	1.2	0.4
Jiangsu Dongtai	Sales	—	—	11.7
Ningxia Zhongjieneng	Sales	20.2	14.6	—
Ningxia Huadian	Sales	5.9	17.1	0.8
Jiangsu Huadian	Sales	N/A	23.4	—
Asia Silicon *	Purchases	—	76.9	92.3
Wuxi Sunshine	Sales	N/A	6.7	4.0
	Purchases	N/A	5.9	263.8
Total	Purchases	$295.1	$567.2	$450.2
	Sales	$64.3	$79.6	$17.0

*                 Asia Silicon is still deemed a related party to the Company as of December 31, 2011 as affiliates of Dr. Shi are the largest shareholders in Asia Silicon, even though the Company disposed of this investment in 2010.

24.                                              COMMITMENTS AND CONTINGENCIES

a)                                                      Operating lease commitments

The Company has operating lease agreements for its office properties. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Lease expense was $3.5 million, $4.3 million and $3.5 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2011 are as follows:

Twelve Months Ending December 31:
2012	$1.3
2013	1.1
2014	1.0
2015	0.7
2016 and forward	0.6
Total	$4.7

b)                                                      Commitments

As of December 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated $8.6 million, the majority of which will be fulfilled in 2012. The Company entered into several short-term purchase agreements, other than those long-term obligations disclosed in c), with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2011, future minimum purchases remaining under these agreements approximated $60.0 million.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)             Long-term obligation

In order to secure adequate and timely supply of polysilicon and silicon, the Company entered into a number of multi-year supply agreements from 2006 through 2011.

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon or silicon wafers the Company is obligated to purchase each year at predetermined prices, whether or not the Company actually orders the required volume.  Purchase obligations under “take or pay” arrangements are as follows (in millions):

Twelve Months Ending December 31:
2012	242.2
2013	229.0
2014	175.3
2015	199.3
Thereafter	537.6
Total	$1,383.4

In addition to “take or pay” arrangements, future minimum obligations under other long-term supply agreements, for which prices are generally negotiated annually, are as follows (based on market prices as of December 31, 2011):

Twelve Months Ending December 31:
2012	311.1
2013	485.7
2014	269.9
Thereafter	2,019.5
Total	$3,086.2

Legal matters

The Company is a party to legal matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material effect on our financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

The Company’s subsidiary, Suntech Japan, is the defendant in litigation involving a competitor claiming approximately EUR16.4 million ($21.3 million) from alleged breach through 2008 of a solar cell supply contract. In May 2011, the competitor increased its claim amount by an additional EUR 4.1 million ($5.0 million). In November 2011, the German trial court ruled in favor of the competitor. The court ordered Suntech Japan to pay the competitor Euro 14.0 million ($18.2 million) plus interest and is liable for 80% the competitor’s legal expenses.  The Company has accrued a liability of $17.5 million for this matter based on the court ruling, partially offset by the estimated fair value of solar cells Suntech Japan is entitled to receive as part of the EUR 14.0 million settlement.  The Company believes that the likelihood of actual payments exceeding the accrued liability of $17.5 million is remote. In February 2012, Suntech Power Japan Corporation appealed the ruling.  In April 2012, the competitor filed a petition for insolvency, which by operation of law, the insolvency administrator will decide whether to continue with these proceedings.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In October 2011, a trade action was filed with US governmental agencies in Washington, DC, alleging that imports of crystalline silicon photovoltaic cells and modules from China were sold at less than fair value and unfairly subsidized in violation of US antidumping and countervailing duty laws. The Company was identified as one of several Chinese exporters of these products to the US market and its US affiliate as one of the US importers. Violations of these laws can result in the retroactive imposition of significant additional duties on imports of these products from China. On March 20, 2012, the US Department of Commerce’s preliminary determination of countervailing duties stipulated a Company-specific rate of 2.90%, which may be applied retroactively 90 days from March 26, 2012 (Federal Register notice date).  The Company believes that this prelimary determination does not have significant impact on the Company’s consolidated financial statements for the year ended December 31, 2011.

d)                                                   Guarantee to GSF investee companies

In May 2010, a third party financial institution granted a debt facility of approximately EUR554.2 million to the GSF investee companies for which the Company provided a guarantee. GSF Capital Pte Ltd., the parent of the general partner of GSF and an unrelated party, offered to pledge a total amount of EUR560.0 million in German Government Bonds as security for the Company’s obligations under the guarantee.

The German Government Bonds that are pledged are registered in the name of, and held by, GSF Capital Pte Ltd. The Company has entered into a pledge agreement with GSF Capital Pte Ltd. with respect to the German Government Bonds pursuant to which the Company has the right (among other things), in the event any amounts owed under the project financing facility guaranteed by the Company are not paid by the GSF investee company, to exercise the power to sell or otherwise dispose of the German Government Bonds without further notice to GSF Capital Pte Ltd., and apply the proceeds thereof towards the satisfaction of the secured liabilities. The fair value of the debt guarantee was approximately USD2 million as of the effective date of this guarantee. This debt guarantee is recorded as part of the investment in Global Solar Fund, see “Note 10, Investments In Affiliates”, and will be amortized into equity in net earnings (loss) of affiliates through the term of the guarantee. The carrying amount of the guarantee was $1.8 million as of December 31, 2011.

25.               SEGMENT INFORMATION

The Company operates in a single business segment that includes the design, development and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year Ended December 31,
	2009	2010	2011
Europe:
— Germany	$701.8	$818.5	$631.0
— Spain	61.1	86.5	44.6
— Italy	200.1	473.9	150.6
— France	108.4	223.0	239.0
— Benelux	—	—	132.5
— Others	182.1	315.8	232.1
Europe Total	1,253.5	1,917.7	1,429.8
United States	160.4	443.3	723.7
China	75.7	154.0	371.6
Australia	33.5	120.0	136.4
Japan	81.6	134.2	143.9
Others	88.6	132.7	341.2
Total net revenues	$1,693.3	$2,901.9	$3,146.6

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s allocable long-lived assets, including property plant and equipment, certain intangible assets, long-term investments, long-term prepayment, long-term loan to suppliers, long-term deferred expenses, long-term amount due from related parties and other non-current assets, by geographic locations:

	As of December 31,
	2010	2011
China	$1,530.4	$1,684.0
Japan	$133.7	$8.3
Europe	$105.0	$202.8

26.               MAJOR CUSTOMERS

No customer accounted for more than 10% of total revenue in the years ended December 31, 2009, 2010 and 2011.

The customer holding the largest accounts receivable represents 5% and 7% of the total accounts receivable at December 31, 2010 and 2011, respectively. The customer holding the second largest accounts receivable balance represents 4% and 6% of the accounts receivable balance at December 31, 2010 and 2011, respectively.

27.               DISCONTINUED OPERATIONS

The Company voluntarily liquidated CSG Solar AG (“CSG”), a subsidiary of the Company dedicated to the research and development of specialized crystalline silicon thin film technology, during the year ended December 31,2011. The Company does not expect to receive any proceeds from the liquidation. On June 21, 2011, an administrator was assigned by the court to find possible solutions to save all or parts of CSG in the interest of the employees and the creditors. The Company was restricted from accessing CSG resources and has been treated as a creditor since then. The Company recorded the $14.1 million carrying value of the consolidated net assets in CSG as a loss from discontinued operations. CSG did not generate any revenue as it was a research and development center. Net losses of CSG were insignificant during the years ended December 31, 2009, 2010, and 2011.

28.               RESTRICTED ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their related earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advance, which restricted portion amounted to $619.3 million as of December 31, 2011. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 19.

SUNTECH POWER HOLDINGS CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.               SUBSEQUENT EVENTS

On January 3, 2012, the Company granted 2,850,000 restricted shares to certain employees.  Of the 2,850,000 restricted shares granted, 50,000 restricted shares vested on January 3, 2012, 560,000 restricted shares will vest ratably on January 3 of each of the following five years.

On March 20, 2012, the Department of Commerce of the United States announced its affirmative preliminary determination in the countervailing duty (“CVD”) investigation of imports of crystalline silicon photovoltaic cells from the People’s Republic of China, regardless of whether it has been assembled into modules or solar cells. Wuxi Suntech, as a mandatory respondent, received a preliminary CVD of 2.9%. As a result of this preliminary determination, the Department of Commerce will instruct U.S. Customs and Border Protection to collect a cash deposit or bond based on these preliminary rates, which is applicable to all entries of Chinese modules or solar cells made within 90 days prior to the preliminary determination date.

Additional Information — Financial Statement Schedule I

SUNTECH POWER HOLDINGS CO., LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,
	2010	2011
	(In millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$14.8	$19.2
Restricted cash	27.9	—
Other current assets	0.3	0.4
Total current assets	43.0.	19.6
Amounts due from related parties	1,490.4	1,522.6
Investments in affiliates and subsidiaries	1,051.3	411.8
Long-term prepayments	95.3	—
Long-term loans to suppliers	53.0	—
Restricted cash — non-current	—	21.7
Other non-current asset	—	5.4
TOTAL ASSETS	$2,733.0	$1,981.1

LIABILITIES AND EQUITY
Current liabilities:
Amounts due to related parties	$306.0	$400.9
Current portion of convertible notes	—	3.8
Other current liabilities	5.9	47.2
Total current liabilities	311.9	451.9
Convertible notes	551.2	580.9
Other non-current liabilities	2.2	1.9
Total liabilities	865.3	1,034.7
Equity:
Ordinary shares, par value $0.01, 500,000,000 shares authorized, 180,071,575 and 180,839,781 shares issued, respectively	1.8	1.8
Additional paid-in capital	1,134.8	1,148.0
Retained earnings	653.6	(365.0)
Other comprehensive reserve	77.5	161.6
Total equity	1,867.7	946.4
TOTAL LIABILITIES AND EQUITY	$2,733.0	$1,981.1

FINANCIAL INFORMATION OF PARENT COMPANY

INCOME STATEMENT

	Years Ended December 31,
	2009	2010	2011
	(In millions, except per share data.)
Cost of revenues	$9.9	$10.5	$95.3
Selling expenses	—	—	2.1
General and administrative (income) expense, net	(0.5)	(0.5)	122.2
Research and development expenses	0.8	0.2	0.9
Total operating expenses	0.3	(0.3)	125.2
Loss from operations	(10.2)	(10.2)	(220.5)
Interest expense	(66.6)	(51.9)	(56.7)
Interest income	4.7	2.0	0.1
Other income (expense), net	11.9	(7.5)	(6.9)
Loss before income taxes, and equity in earnings (loss) of affiliates	(60.2)	(67.6)	(284.0)
Tax (expense) benefit	—	—	—
Equity in earnings (loss) of affiliates, net of taxes	145.8	304.5	(734.6)
Net income (loss) attributable to holders of ordinary shares	$85.6	$236.9	$(1,018.6)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Ordinary Shares		Additional Paid-in	Retained	Other Comprehensive	Total STP Stockholders’
	Number	$	Capital	Earnings	Income	Equity
	(In millions, except per share data.)
Balance at January 1, 2009	155.9	$1.56	$829.8	$331.1	$63.4	$1,225.9
Comprehensive income:
Net income	—	—	—	85.6	—	85.6
Foreign currency translation adjustments and others	—	—	—	—	(3.3)	(3.3)
Net realized gain under cash flow hedge	—	—	—	—	4.8	4.8
Total comprehensive income						87.1
New issuance of ADS	23.0	0.23	276.9	—	—	277.1
Exercise of stock options and restricted shares	0.3	0.01	1.4	—	—	1.4
Share-based compensation	—	—	6.6	—	—	6.6
Balance at December 31, 2009	179.2	$1.8	$1,114.7	$416.7	$64.9	$1,598.1
Comprehensive income:
Net income	—	—	—	236.9	—	236.9
Foreign currency translation adjustments and others	—	—	—	—	31.6	31.6
Net realized gain under cash flow hedge	—	—	—	—	(19.0)	(19.0)
Total comprehensive income						249.5
Exercise of stock options and restricted shares	0.8	—	0.8	—	—	0.8
Share-based compensation	—	—	14.9	—	—	14.9
Noncontrolling interest acquisition and capital injection	—	—	4.4	—	—	4.4
Balance at December 31, 2010	180.0	$1.8	$1,134.8	$653.6	$77.5	$1,867.7
Comprehensive (loss) inocme
Net loss	—	—	—	(1,018.6)	—	(1,018.6)
Foreign currency translation adjustments and others	—	—	—	—	33.9	33.9
Net realized gain under cash flow hedge	—	—	—	—	50.3	50.3
Total comprehensive loss						(934.4)
Exercise of stock options and restricted shares	0.8	—	2.2	—	—	2.2
Share based compensation	—	—	12.5	—	—	12.5
Noncontrolling interest acquisition and capital injection	—	—	(1.5)		(0.1)	(1.6)
Balance at December 31, 2011	180.8	$1.8	$1,148.0	$(365.0)	$161.6	$946.4

SUNTECH POWER HOLDINGS CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010	2011
	(In millions)
Operating activities:
Net income (loss)	$85.6	$236.9	$(1,018.6)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of debt discount	47.5	32.0	33.5
Gain on convertible notes repurchase	(9.5)	—	—
Amortization of warrant	7.6	7.6	3.4
Write-off of unamortized warrants cost for MEMC	—	—	91.9
Equity in loss (earnings) of affiliates	(145.8)	(304.5)	734.5
Gain on short-term investments	(0.8)	—	—
Gain on financial derivatives, net	(0.8)	(0.1)	(3.2)
Imputed interest income for loan to suppliers and long-term prepayment to suppliers	(1.2)	(1.2)	—
Amortization of imputed interest income	3.5	2.8	—
Changes in operating assets and liabilities:
Amounts due from related parties	(43.5)	(137.3)	(32.2)
Advances to suppliers	(0.3)	—	(0.1)
Other current assets	0.1	—	—
Interest free loans to suppliers	16.7	0.4	53.0
(Increase) decrease in non-current assets	—	—	(5.4)
Other payables	(2.9)	(0.5)	35.3
Amounts due to related parties	25.1	118.5	94.9
Other long-term liabilities	2.6	—	(0.2)
Net cash used in operating activities	(16.1)	(45.4)	(13.2)
Investing activities:
Purchase of investment securities	(200.0)	(20.0)	—
Net (payments) proceeds from redemption of financial derivatives	(0.3)	(2.3)	9.2
Other net proceeds from investments	—	200.8	—
Decrease (increase) in restricted cash	20.3	(27.9)	6.2
Net cash (used in) provided by investing activities	(180.0)	150.6	15.4
Financing activities:
Proceeds from exercise of stock options	1.4	0.7	2.2
Gross proceeds from issuance of ordinary shares	287.5	—	—
Offering expense incurred	(10.4)	—	—
Proceeds from issuance of convertible notes	50.0	—	—
Payment of convertible notes issuance expenses	(0.9)	—	—
Payment of convertible notes repurchase	(159.6)	(221.2)	—
Net cash provided by (used in) financing activities	168.0	(220.5)	2.2
Net (decrease) increase in cash and cash equivalents	(28.1)	(115.3)	4.4
Cash and cash equivalents at the beginning of the year	158.2	130.1	14.8
Cash and cash equivalents at the end of the year	$130.1	$14.8	$19.2

Additional Information — Financial Statement Schedule I

Suntech Power Holding Co., LTD.

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Suntech Power’s consolidated and unconsolidated subsidiaries not available for distribution to Suntech Power as of December 31, 2011 of $619.3 million exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

*   *   *   *   *